As filed with the Securities and Exchange Commission on January 18, 2022
Registration No. 333-256141
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM SF-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
______________
3650 REIT Commercial Mortgage Securities II LLC
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation or organization)
86-3132877
(I.R.S. Employer Identification Number)
______________
Commission File Number of depositor:  333-256141
Central Index Key Number of depositor:  0001856217
3650 REIT Commercial Mortgage Securities II LLC
(Exact name of depositor as specified in its charter)
______________
Central Index Key Number of sponsor:  0001840727

3650 Real Estate Investment Trust 2 LLC
(Exact name of sponsor as specified in its charter)
2977 McFarlane Road, Suite 300
Miami, Florida 33133
(310) 862-9994
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, DE. 19808
(302) 636-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Greg Prindle, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

______________
Approximate date of commencement of proposed sale to the public:  From time to time on or after the effective date of this registration statement.
If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
______________
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Commercial Mortgage-Backed Notes	(1)	(1)	(1)	(1)
(1)
 An unspecified amount of securities is also being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such securities in accordance with Rules 456(c) and 457(s) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This preliminary prospectus, dated [_______], 20[__], may be amended or completed prior to time of sale.
[CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commercial Mortgage Backed Notes	$[________]	100%	$[________]	$[________]

(1)	Calculated in accordance with Rule 457(s) under the Securities Act of 1933, as amended.

PROSPECTUS
$[DEAL SIZE] (Approximate)

[NAME OF ISSUING ENTITY AND CIK NUMBER]
Issuing Entity

3650 REIT Commercial Mortgage Securities II LLC
(Central Index Key Number 0001856217)
Depositor

3650 Real Estate Investment Trust 2 LLC
(Central Index Key Number 0001840727)

[NAMES OF OTHER SPONSORS/LOAN SELLERS AND CIK NUMBERS]
Sponsors and Mortgage Loan Sellers

Commercial Mortgage-Backed Notes, Series [SERIES DESIGNATION]

3650 REIT Commercial Mortgage Securities II LLC is offering certain classes of the Commercial Mortgage-Backed Notes, [SERIES DESIGNATION] consisting of the classes identified in the table below. The notes being offered by this prospectus (and the [IDENTIFY NON-OFFERED CLASSES] notes) represent non-recourse obligations of the issuing entity, which will be a Delaware limited liability company named [NAME OF ISSUING ENTITY]. The offered notes (and the Class [  ] notes) will be secured by the assets of the issuing entity, which will primarily consist of a pool of [fixed][floating] rate commercial mortgage loans [and one separate subordinate companion loan in a commercial mortgage loan]. Such assets will be pledged to the indenture trustee on behalf of the holders of the notes. Credit enhancement will be provided by [excess interest,] [overcollateralization,] and [by certain classes of subordinate notes that will be subordinate to certain classes of senior notes as described under “Description of the Notes—Subordination”]. [FORMS OF CREDIT ENHANCEMENT TO BE DESCRIBED AS APPLICABLE] [INCLUDE INFORMATION REQUIRED BY ITEM 1102(h) OF REGULATION AB FOR EACH INTEREST RATE SWAP COUNTERPARTY, AS APPLICABLE] Each class of notes will be entitled to receive monthly payments of interest and/or principal on the [__] business day following the [__] day of each month (or if the [__] is not a business day, the next business day), commencing in [IDENTIFY FIRST PAYMENT MONTH/YEAR].

Class	Initial Principal Balance or Notional Amount(1)	Interest Rate	Interest Rate Description	Stated Maturity Date(3)	[Offering Price]

 (Footnotes on table on pages 3 and 4)
You should carefully consider the summary of risk factors and the risk factors beginning on page [__] and [__], respectively, of this prospectus.
Neither the certificates nor the mortgage loans are insured or guaranteed by any governmental agency, instrumentality or private issuer or any other person or entity.
The certificates will represent interests in the issuing entity only. They will not represent interests in or obligations of the sponsors, depositor, any of their affiliates or any other entity.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of the offered notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. 3650 REIT Commercial Mortgage Securities II LLC will not list the offered notes on any securities exchange or on any automated quotation system of any securities association.
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, contained in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd‑Frank Act (both as defined in this prospectus).
[The offered notes are offered to the public by 3650 REIT Commercial Mortgage Securities II LLC through the underwriters, [NAMES OF UNDERWRITERS], at negotiated prices[, plus, in certain cases, accrued interest,] determined at the time of sale. The underwriters are not required to purchase and sell any specific dollar amount of the offered notes.  Any offered notes not purchased by the underwriters will be purchased by the sponsor or one or more of its affiliates.]

[The underwriters, [NAMES OF UNDERWRITERS], will purchase the offered notes from 3650 REIT Commercial Mortgage Securities II LLC and will offer them to the public at negotiated prices[, plus, in certain cases, accrued interest,] determined at the time of sale.

[NAMES OF CO-LEAD MANAGING UNDERWRITERS] are acting as co‑lead managers and joint bookrunners in the following manner: [     ] is acting as co-lead managers and joint bookrunners in the following manner: [     ] is acting as sole bookrunning manager with respect to approximately [  ]% of each class of offered notes and [     ] is acting as sole bookrunning manager with respect to approximately [  ]% of each class of offered notes. [____] is acting as a co-manager with respect to approximately [  ]% of each class of offered notes.
The underwriters expect to deliver the offered notes to purchasers in book‑entry form only through the facilities of The Depository Trust Company in the United States and Clearstream Banking, Luxembourg and Euroclear Bank, as operator of the Euroclear System, in Europe, against payment in New York, New York on or about [EXPECTED CLOSING DATE].
We expect to receive from this offering approximately [___]% of the initial aggregate principal balance of the offered notes[, plus accrued interest from [START DATE FOR FIRST INTEREST ACCRUAL PERIOD]], before deducting expenses payable by us.
[___]	[____]
Co‑Lead Manager and Joint Bookrunner	Co‑Lead Manager and Joint Bookrunner
[________]
Co‑Manager
[DATE OF PROSPECTUS]

[Inside Front Cover]

[Map Page]

SUMMARY OF NOTES
[SPECIFIC CLASSES AND RELATED FOOTNOTES WILL BE SET FORTH IN THE PROSPECTUS]

Class	Initial Principal Balance or Notional Amount(1)	Approx. Initial Credit Support(2)	Initial Interest Rate*	Interest Rate Description	Stated Maturity Date(3)	Weighted Average Life (Yrs.)(4)	Principal Window(4)
Offered Notes
[LIST SPECIFIC OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]
Non‑Offered Notes [LIST SPECIFIC NON-OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]

(1)	Approximate, subject to a permitted variance of plus or minus [5]%.
(2)
The approximate initial credit support percentages set forth for the notes are approximate and, for the [IDENTIFY APPLICABLE SENIOR CLASSES] notes, are represented in the aggregate. [The [LOAN-SPECIFIC CLASS] notes will only provide subordination with respect to losses and shortfalls on the [NAME OF LOAN] mortgage loan.] The approximate initial credit support percentages for each class of notes presented in the table do not include the related subordinate interest of the owned subordinate companion loan.

(3)	The notes will mature at par on the payment date in [INSERT STATED MATURITY DATE], unless redeemed or repaid prior thereto.
(4)
The weighted average life and period during which payments of principal would be received as set forth in the foregoing table with respect to each class of notes having a principal balance are based on the assumptions set forth under “Yield and Maturity Considerations—Weighted Average Life” and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates [or anticipated repayment dates] of the mortgage loans or the notes.

(5)
[The interest rate of the Class [__] notes on each payment date will be a per annum rate equal to the fixed interest rate for such class specified in the table above. See “Description of the Notes—Payments on the Notes—Interest Rates”.]

(6)	The notional amount of the [CLASS X] notes will not be entitled to payments of principal.
(7)
[Note: the deal-specific class designations for the exchangeable and exchange notes, included for illustrative purposes only, are Class [A], Class [B], Class [C] and Class [EXCH].  the identity and number of exchangeable classes may vary.]  The Class [A], Class [B], and Class [C] notes may be exchanged for the Class [EXCH] notes, and Class [EXCH] notes may be exchanged for the Class [A], Class [B], and Class [C] notes.

(8)
Following any exchange of Class [A], Class [B], and Class [C] notes for Class [EXCH] notes or any exchange of Class [EXCH] notes for Class [A], Class [B], and Class [C] notes, the principal balances of the Class [A], Class [B], and Class [C] notes and the Class [EXCH] notes will be increased or decreased accordingly. The initial balance of each class of the Class [A], Class [B], and Class [C] notes shown in the table above represents the maximum principal balance of such class without giving effect to any issuance of Class [EXCH] notes. The initial principal balance of the Class [EXCH] notes shown in the table above is equal to the aggregate of the maximum initial principal balance of Class [A], Class [B], and Class [C] notes, representing the maximum principal balance of the Class [EXCH] notes that could be issued in an exchange. The principal balance of the Class [A], Class [B], and Class [C] notes to be issued on the closing date will be reduced, in required proportions, by an amount equal to the principal balance of the Class [EXCH] notes issued on the closing date.

(9)
Although the Class [EXCH] notes are listed below the Class [__] and the Class [__] notes in the chart, the Class [EXCH] notes’ payment entitlements and subordination priority will be a result of the payment entitlements and subordination priority at each level of the related Class [A], Class [B], and Class [C] notes. For purposes of determining the approximate initial credit support for Class [EXCH] notes, the calculation is based on the aggregate initial class principal balance of the Class [A], Class [B], and Class [C] notes as if they were a single class.

(10)	The [LOAN-SPECIFIC CLASS] notes will only receive payments from, and will only incur losses with respect to, the owned subordinate companion loan related to the [______] mortgage loan.
(11)	The interest rate of the [LOAN-SPECIFIC CLASS] notes on each payment date will be a per annum rate equal to the fixed interest rate for such class specified in the table above.

[*REFERENCES IN THIS REGISTRATION STATEMENT TO NOTES AND/OR MORTGAGE LOANS THAT BEAR INTEREST BASED ON LIBOR ARE SOLELY FOR ILLUSTRATIVE PURPOSES.  ANY FLOATING RATE NOTES OR MORTGAGE LOANS WILL BE BASED ON AN INDEX OTHER THAN LIBOR AND THE PROSPECTUS FOR ANY FLOATING RATE NOTES WILL DISCLOSE THE TERMS OF THE APPLICABLE INDEX.]

The [NON-OFFERED CLASSES] notes are not offered by this prospectus. Any information in this prospectus concerning notes other than the offered notes is presented solely to enhance your understanding of the offered notes.

TABLE OF CONTENTS

SUMMARY OF NOTES	4
IMPORTANT NOTICE REGARDING THE OFFERED NOTES	12
IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS	12
SUMMARY OF TERMS	21
SUMMARY OF RISK FACTORS	50
RISK FACTORS	52
Special Risks	52
[Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans	52
Risks Relating to the Mortgage Loans	55
Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed	55
Risks of Commercial and Multifamily Lending Generally	56
Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases	57
[Retail Properties Have Special Risks]	61
[Office Properties Have Special Risks]	63
[Multifamily Properties Have Special Risks]	64
[Hotel Properties Have Special Risks]	66
[Risks Relating to Affiliation with a Franchise or Hotel Management Company]	67
[Self-Storage Properties Have Special Risks]	67
[Industrial Properties Have Special Risks]	68
[Manufactured Housing Community Properties Have Special Risks]	69
[Mixed Use Properties Have Special Risks]	70
[Condominium Ownership May Limit Use and Improvements]	70
Operation of a Mortgaged Property Depends on the Property Manager’s Performance	71
[Climate Change May Directly or Indirectly Have an Adverse Effect on the Mortgage Pool	72
Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses	72
Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses	74
Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties	74
Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses	75
Risks Related to Zoning Non-Compliance and Use Restrictions	77
Risks Relating to Inspections of Properties	78
Risks Relating to Costs of Compliance with Applicable Laws and Regulations	78
Insurance May Not Be Available or Adequate	78
Inadequacy of Title Insurers May Adversely Affect Payments on Your Notes	79
Terrorism Insurance May Not Be Available for All Mortgaged Properties	80
Risks Associated with Blanket Insurance Policies or Self-Insurance	81
Limited Information Causes Uncertainty	81
Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions	82
Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment	82
The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator’s Underwriting Criteria	83
Appraisals May Not Reflect Current or Future Market Value of Each Property	85

[Seasoned Mortgage Loans Present Additional Risk of Repayment]	86
The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property	86
The Borrower’s Form of Entity May Cause Special Risks	87
A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans	89
Litigation Regarding the Mortgaged Properties or Borrowers May Impair Payments on the Notes	89
Other Financings or Ability to Incur Other Indebtedness Entails Risk	90
Tenancies-in-Common May Hinder Recovery	92
Risks Relating to Enforceability of Cross-Collateralization	92
Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions	92
Risks Associated with One Action Rules	93
State Law Limitations on Assignments of Leases and Rents May Entail Risks	93
Various Other Laws Could Affect the Exercise of Lender’s Rights	93
[Risks of Anticipated Repayment Date Loans]	94
The Absence of Lockboxes Entails Risks That Could Adversely Affect Payments on Your Notes	94
Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk	94
[Risks Relating to Floating Rate Mortgage Loans]	95
[Changes to, or Elimination of, LIBOR Could Adversely Affect Your Investment in the Notes]	95
[Risks Related to Ground Leases and Other Leasehold Interests]	97
[Leased Fee Properties Have Special Risks]	98
Increases in Real Estate Taxes May Reduce Available Funds	99
State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds	99
[Risks Relating to Shari’ah Compliant Loans]	99
Risks Related to Conflicts of Interest	100
Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests	100
Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests	101
Potential Conflicts of Interest of the Master Servicer and the Special Servicer	102
Potential Conflicts of Interest of the Operating Advisor	104
Potential Conflicts of Interest of the Asset Representations Reviewer	104
Potential Conflicts of Interest of the Directing Holder and the Companion Loan Holders	105
Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Holder To Terminate the Special Servicer of the Applicable Whole Loan	105
Other Potential Conflicts of Interest May Affect Your Investment	106
Other Risks Relating to the Notes	106
The Notes Are Limited Obligations	106
The Notes May Have Limited Liquidity and the Market Value of the Notes May Decline	106
Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Notes; Ratings of the Notes Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded	107
Your Yield May Be Affected by Defaults, Prepayments and Other Factors	109
There Are Risks Relating to the Exchangeable Notes	112
Subordination of the Subordinated Notes and Class [EXCH] Notes Will Affect the Timing of

Payments and the Application of Losses on the Subordinated Notes and Class [EXCH] Notes	112
[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default.	113
Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Impact Your Investment	113
Risks Relating to Modifications of the Mortgage Loans	117
Sale of Collateral Upon Default on the Notes	118
Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan	118
Only the Senior Controlling Class Will Have the Right to Exercise Remedies Following an Event of Default	119
Risks Relating to Interest on Advances and Special Servicing Compensation	119
Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer	119
The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Affect the Issuing Entity’s Ownership of the Mortgage Loans	120
The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity	120
[Risks Associated with Floating Rate Notes]	121
[Potential Termination of the Interest Rate Swap Contract Presents Swap Counterparty Risk]	121
Class [MOST SUBORDINATE CLASS] Notes	122
Loss of Qualified REIT Subsidiary Status	123
Withholding Taxes	123
Transfer or Financing of Direct or Indirect Equity Interests in the Issuing Entity	123
FATCA	124
Changes in Tax Law; No Gross-Up	124
General Risk Factors	124
Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss	124
The Notes May Not Be a Suitable Investment for You	124
The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue To Adversely Affect the Value of CMBS	125
Other Events May Affect the Value and Liquidity of Your Investment	125
Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Notes	125
DESCRIPTION OF THE MORTGAGE POOL	129
General	129
Certain Calculations and Definitions	130
Definitions	131
Mortgage Pool Characteristics	141
Overview	141
Property Types	142
Significant Mortgage Loans and Significant Obligors	146
Mortgage Loan Concentrations	146
Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans	146
Geographic Concentrations	147
Mortgaged Properties With Limited Prior Operating History	148
Tenancies-in-Common	149
[Delaware Statutory Trusts]	149
[Condominium Interests	149
Fee & Leasehold Estates; Ground Leases	149
Environmental Considerations	150
Redevelopment, Renovation and Expansion	151
[Assessment of Property Value and Condition	152
Litigation and Other Considerations	152
Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings	152
Tenant Issues	152
Tenant Concentrations	152

Lease Expirations and Terminations	153
Purchase Options and Rights of First Refusal	155
[Credit Lease Loans]	155
Affiliated Leases	157
Insurance Considerations	157
Use Restrictions	158
Appraised Value	159
Non-Recourse Carveout Limitations	159
Real Estate and Other Tax Considerations	160
Delinquency Information	160
Certain Terms of the Mortgage Loans	160
Amortization of Principal	160
Due Dates; Mortgage Rates; Calculations of Interest	160
ARD Loan	161
Single Purpose Entity Covenants	162
Prepayment Protections and Certain Involuntary Prepayments	162
“Due-On-Sale” and “Due-On-Encumbrance” Provisions	163
Defeasance; Collateral Substitution	164
[Partial Releases]	165
Escrows	165
Mortgaged Property Accounts	166
[Shari’ah Compliant Loan]	166
Exceptions to Underwriting Guidelines	167
Additional Indebtedness	167
General	167
Whole Loans	168
Mezzanine Indebtedness	168
Preferred Equity	170
Other Secured Indebtedness	170
Other Unsecured Indebtedness	170
The Whole Loans	171
General	171
The Serviced Pari Passu Whole Loan	171
The Serviced AB Whole Loan	175
The Non-Serviced Whole Loan	181
Additional Information	186
TRANSACTION PARTIES	187
The Sponsors and Mortgage Loan Sellers	187
3650 REIT	187
[NAMES OF OTHER SPONSORS]	194
Compensation of the Sponsors	194
[The Originators] [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]	195
The Depositor	195
The Issuing Entity	196
Capitalization	196
Business	196
Independent Manager	197
Liabilities of the Issuing Entity	198
The Indenture Trustee	198
The Note Administrator	199
The Master Servicer	200
The Non-Serviced Master Servicer [DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER]	201
The Special Servicer	201
The Non-Serviced Special Servicer [TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]	202
[OTHER SERVICERS]	203
The Operating Advisor	203
The Asset Representations Reviewer	203
CREDIT RISK RETENTION	204
General	204
Determination of Amount of Required Credit Risk Retention	207
General	207
Investment Grade Notes	208
Interest-Only Notes	210
Control Eligible Notes	212
[Qualifying CRE Loans	213
DESCRIPTION OF THE NOTES	214
General	214
Exchanges of Exchangeable Notes	216
Exchanges	216
Procedures	217
Payments on the Notes	217
Method, Timing and Amount	217
Available Funds	218
Priority of Payments	219
Interest Rates	220
Interest Payment Amount	221
Principal Payment Amount	222
Certain Calculations with Respect to Individual Mortgage Loans	223
Deferred Interest	224
Excess Interest	224
Application Priority of Mortgage Loan Collections or Whole Loan Collections	224
Allocation of Yield Maintenance Charges and Prepayment Premiums	227

Prepayment Interest Shortfalls	227
Subordination	228
Redemption of Notes	229
[Tax Redemption	229
[Optional Redemption	229
[[INTEREST-ONLY CLASS] Special Redemption]	230
[Clean-up Call	230
[Tax Redemption, Optional Redemption and Clean-up Call Procedures	230
Reports to Noteholders; Certain Available Information	231
Note Administrator Reports	231
Information Available Electronically	235
Voting Rights	239
Delivery, Form, Transfer and Denomination	239
Book-Entry Registration	239
Definitive Notes	242
Noteholder Communication	242
Access to Noteholders’ Names and Addresses	242
Requests to Communicate	242
List of Noteholders	243
DESCRIPTION OF THE MORTGAGE LOAN PURCHASE AGREEMENTS	243
General	243
Dispute Resolution Provisions	248
Asset Review Obligations	248
INDENTURE AND SERVICING AGREEMENT	249
General	249
Events of Default	249
Assignment of the Mortgage Loans	252
Servicing Standard	253
Subservicing	254
Advances	255
P&I Advances	255
Servicing Advances	256
Recovery of Advances	258
Accounts	259
Withdrawals from the Collection Account	261
Servicing and Other Compensation and Payment of Expenses	263
General	263
Master Servicing Compensation	267
Special Servicing Compensation	269
Disclosable Special Servicer Fees	272
Note Administrator and Indenture Trustee Compensation	272
Operating Advisor Compensation	273
Asset Representations Reviewer Compensation	273
CREFC® Intellectual Property Royalty License Fee	274
Appraisal Reduction Amounts	274
Maintenance of Insurance	278
Modifications, Waivers and Amendments	281
Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions	283
Inspections; Collection of Operating Information	283
Collection of Operating Information	284
Special Servicing Transfer Event	284
Asset Status Report	286
Realization Upon Mortgage Loans	289
Sale of Defaulted Loans and REO Properties	290
Transfers to Permitted Subsidiaries	293
The Directing Holder	293
General	293
Major Decisions	294
Asset Status Report	296
Replacement of Special Servicer	296
Control Termination Event and Consultation Termination Event	296
Servicing Override	298
Rights of Holders of Companion Loans and Loan-Specific Directing Holder	299
Limitation on Liability of Directing Holder	300
The Operating Advisor	300
General	300
[Duties of Operating Advisor While No Control Termination Event Has Occurred and Is Continuing	301
Duties of Operating Advisor While a Control Termination Event Has Occurred and Is Continuing	302
Recommendation of the Replacement of the Special Servicer	303
[Duties of Operating Advisor In General]	304
Additional Duties of Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing	306
Recommendation of the Replacement of the Special Servicer	306
Eligibility of Operating Advisor	306
Other Obligations of Operating Advisor	307
Delegation of Operating Advisor’s Duties	308
Termination of the Operating Advisor With Cause	308

Rights Upon Operating Advisor Termination Event	309
Waiver of Operating Advisor Termination Event	309
Termination of the Operating Advisor Without Cause	309
Resignation of the Operating Advisor	310
Operating Advisor Compensation	310
The Asset Representations Reviewer	310
Asset Review	310
Eligibility of Asset Representations Reviewer	314
Other Obligations of Asset Representations Reviewer	315
Delegation of Asset Representations Reviewer’s Duties	315
Asset Representations Reviewer Termination Events	315
Rights Upon Asset Reviewer Termination Event	316
Termination of the Asset Representations Reviewer Without Cause	316
Resignation of Asset Representations Reviewer	317
Asset Representations Reviewer Compensation	317
Replacement of Special Servicer Without Cause	317
Termination of Servicer and Special Servicer for Cause	320
Servicer Termination Events	320
Rights Upon Servicer Termination Event	321
Waiver of Servicer Termination Event	323
Resignation of the Master Servicer and Special Servicer	323
Limitation on Liability; Indemnification	323
Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA	326
Dispute Resolution Provisions	326
Noteholder’s Rights When a Repurchase Request is Initially Delivered By a Noteholder	326
Noteholder’s Rights When a Repurchase Request is Delivered by Another Party to the ISA	327
Resolution of a Repurchase Request	327
Mediation and Arbitration Provisions	329
Servicing of the Non-Serviced Mortgage Loan	330
Rating Agency Confirmations	332
Evidence as to Compliance	334
Limitation on Rights of Noteholders to Institute a Proceeding	335
Amendment	335
Resignation and Removal of the Indenture Trustee and the Note Administrator	337
Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction	338
[DESCRIPTION OF THE DERIVATIVE INSTRUMENT]	338
General	338
Defaults Under Swap Contract	339
Swap Termination Events	339
Significance Percentage	340
Termination Payments	340
Modification and Amendment of Swap Contract	340
The Swap Counterparty	340
CERTAIN LEGAL ASPECTS OF MORTGAGE LOANS	341
General	341
Types of Mortgage Instruments	341
Leases and Rents	342
Personalty	342
Foreclosure	342
General	342
Foreclosure Procedures Vary from State to State	343
Judicial Foreclosure	343
Equitable and Other Limitations on Enforceability of Certain Provisions	343
Nonjudicial Foreclosure/Power of Sale	343
Public Sale	344
Rights of Redemption	345
Anti‑Deficiency Legislation	345
Leasehold Considerations	346
Cooperative Shares	346
Bankruptcy Laws	346
Environmental Considerations	352
General	352
Superlien Laws	352
CERCLA	352
Certain Other Federal and State Laws	353
Additional Considerations	353
Due‑on‑Sale and Due‑on‑Encumbrance Provisions	353
Subordinate Financing	354
Default Interest and Limitations on Prepayments	354
Applicability of Usury Laws	354
Americans with Disabilities Act	354

Servicemembers Civil Relief Act	355
Anti-Money Laundering, Economic Sanctions and Bribery	355
Potential Forfeiture of Assets	356
CERTAIN AFFILIATIONS, RELATIONSHIPS AND RELATED TRANSACTIONS INVOLVING TRANSACTION PARTIES	356
PENDING LEGAL PROCEEDINGS INVOLVING TRANSACTION PARTIES	357
USE OF PROCEEDS	357
YIELD AND MATURITY CONSIDERATIONS	357
Yield Considerations	357
General	357
Rate and Timing of Principal Payments	358
Certain Relevant Factors Affecting Loan Payments and Defaults	358
Delay in Payment on the Notes	359
Weighted Average Life	359
Pre-Tax Yield to Maturity Tables	362
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	364
General	364
U.S. Federal Income Tax Treatment of the Issuing Entity	365
U.S. Federal Income Tax Treatment of the Offered Notes	366
U.S. Federal Income Tax Treatment of U.S. Holders of the Offered Notes	366
U.S. Federal Income Tax Treatment of Tax Exempt U.S. Holders of Offered Notes	367
U.S. Federal Income Tax Treatment of Non-U.S. Holders of Offered Notes	367
Information Reporting and Backup Withholding	368
3.8% Medicare Tax on “Net Investment Income”	369
FATCA	369
Future Legislation and Regulatory Changes Affecting Holders of Offered Notes	369
CERTAIN STATE AND LOCAL TAX CONSIDERATIONS	369
METHOD OF DISTRIBUTION (CONFLICTS OF INTEREST)	370
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	371
WHERE YOU CAN FIND MORE INFORMATION	372
FINANCIAL INFORMATION	372
CERTAIN ERISA CONSIDERATIONS	372
LEGAL INVESTMENT	375
LEGAL MATTERS	376
RATINGS	376
INDEX OF SIGNIFICANT DEFINITIONS	379

ANNEX A-1 – CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES [(SCHEDULE AL)]	a‑1-1
ANNEX A-2 – CERTAIN POOL CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES	a-2-1
ANNEX A-3 – STRUCTURAL AND COLLATERAL TERM SHEET	a-3-1
ANNEX B – FORM OF REPORT TO NOTEHOLDERS	b‑1
ANNEX C – FORM OF OPERATING ADVISOR ANNUAL REPORT	c-1
ANNEX D-1 – MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES	d-1-1
ANNEX D-2 – EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES	d-2-1
[ANNEX E –CLASS [A-SB] PLANNED PRINCIPAL BALANCE SCHEDULE]	e-1

IMPORTANT NOTICE REGARDING THE OFFERED NOTES
WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE NOTES OFFERED IN THIS PROSPECTUS. HOWEVER, THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION CONTAINED IN OUR REGISTRATION STATEMENT. FOR FURTHER INFORMATION REGARDING THE DOCUMENTS REFERRED TO IN THIS PROSPECTUS, YOU SHOULD REFER TO OUR REGISTRATION STATEMENT AND THE EXHIBITS TO IT. OUR REGISTRATION STATEMENT AND THE EXHIBITS TO IT CAN BE ACCESSED ELECTRONICALLY AT HTTP://WWW.SEC.GOV.
THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.
THE OFFERED NOTES REFERRED TO IN THIS PROSPECTUS ARE OFFERED ON A “WHEN, AS AND IF ISSUED” BASIS.
THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE UNDERWRITERS AND/OR THEIR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY CONTRACT OR NOTE DISCUSSED IN THESE MATERIALS.
THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR.
THE OFFERED NOTES DO NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MORTGAGE LOAN SELLERS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE INDENTURE TRUSTEE, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE NOTE ADMINISTRATOR, THE DIRECTING HOLDER, THE UNDERWRITERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE OFFERED NOTES NOR THE MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.
THERE IS CURRENTLY NO SECONDARY MARKET FOR THE OFFERED NOTES. WE CANNOT ASSURE YOU THAT A SECONDARY MARKET WILL DEVELOP OR, IF A SECONDARY MARKET DOES DEVELOP, THAT IT WILL PROVIDE HOLDERS OF THE OFFERED NOTES WITH LIQUIDITY OF INVESTMENT OR THAT IT WILL CONTINUE FOR THE TERM OF THE OFFERED NOTES. THE UNDERWRITERS CURRENTLY INTEND TO MAKE A MARKET IN THE OFFERED NOTES BUT ARE UNDER NO OBLIGATION TO DO SO. ACCORDINGLY, PURCHASERS MUST BE PREPARED TO BEAR THE RISKS OF THEIR INVESTMENTS FOR AN INDEFINITE PERIOD. SEE “RISK FACTORS—OTHER RISKS RELATING TO THE NOTES—THE NOTES MAY HAVE LIMITED LIQUIDITY AND THE MARKET VALUE OF THE NOTES MAY DECLINE”.
IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

This prospectus begins with several introductory sections describing the notes and the issuing entity in abbreviated form:
•	Summary of Notes, commencing on the page set forth in the table of contents of this prospectus, which sets forth important statistical information relating to the notes;
•
Summary of Terms, commencing on the page set forth in the table of contents of this prospectus, which gives a brief introduction of the key features of the notes and a description of the mortgage loans; and

•	Summary of Risk Factors and Risk Factors, commencing on the respective pages set forth in the table of contents of this prospectus, which describe risks that apply to the notes.
This prospectus includes cross references to sections in this prospectus where you can find further related discussions. The table of contents in this prospectus identifies the pages where these sections are located.
Certain capitalized terms are defined and used in this prospectus to assist you in understanding the terms of the offered notes and this offering. The capitalized terms used in this prospectus are defined on the pages indicated under the caption “Index of Significant Definitions” commencing on the page set forth in the table of contents of this prospectus.
All annexes and schedules attached to this prospectus are a part of this prospectus.
In this prospectus:
•	the terms “depositor”, “we”, “us” and “our” refer to 3650 REIT Commercial Mortgage Securities II LLC.
•
references to “lender” or “mortgage lender” with respect to a mortgage loan generally should be construed to mean, from and after the date of initial issuance of the offered notes, the indenture trustee on behalf of the issuing entity as the holder of record title to the mortgage loans or the master servicer or special servicer, as applicable, with respect to the obligations and rights of the lender as described under “Indenture and Servicing Agreement”.

Until ninety days after the date of this prospectus, all dealers that buy, sell or trade the offered notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted.
NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA
THE OFFERED NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EEA RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EEA RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
(I)          A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR
(II)          A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR

(III)          NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION”).
CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EEA RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EEA RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EEA PRIIPS REGULATION.
MIFID II PRODUCT GOVERNANCE
ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE OFFERED NOTES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE OFFERED NOTES AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NEITHER THE ISSUING ENTITY, THE DEPOSITOR NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

NOTICE TO INVESTORS IN THE UNITED KINGDOM
PROHIBITION ON SALES TO UK RETAIL INVESTORS
THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (THE “UK”). FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
(I)	A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) 2017/565 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”); OR
(II)
A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA; OR

(III)	NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA.
CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF  (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS I HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.
UK PRODUCT GOVERNANCE
SOLELY FOR THE PURPOSES OF EACH MANUFACTURER’S PRODUCT APPROVAL PROCESS, THE TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES HAS LED TO THE CONCLUSION THAT: (I) THE TARGET MARKET FOR THE NOTES IS ONLY ELIGIBLE COUNTERPARTIES, AS DEFINED IN THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK, AND PROFESSIONAL CLIENTS, AS DEFINED IN REGULATION (EU) NO 6000/2014 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA; AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NOTES TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NOTES (A “DISTRIBUTOR”) SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS; TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS’ TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.
FINANCIAL PROMOTION REGIME AND PROMOTION OF COLLECTIVE INVESTMENT SCHEMES REGIME
THE ISSUING ENTITY MAY CONSTITUTE A “COLLECTIVE INVESTMENT SCHEME” AS DEFINED BY SECTION 235 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, “FSMA”) THAT IS NOT A “RECOGNISED COLLECTIVE INVESTMENT SCHEME” FOR THE PURPOSES OF THE FSMA AND THAT HAS NOT BEEN AUTHORIZED, REGULATED OR OTHERWISE RECOGNIZED OR APPROVED. AS AN UNREGULATED SCHEME, THE OFFERED

NOTES CANNOT BE MARKETED IN THE UNITED KINGDOM TO THE GENERAL PUBLIC, EXCEPT IN ACCORDANCE WITH THE FSMA.
THE COMMUNICATION OF THIS PROSPECTUS (A) IF MADE BY A PERSON WHO IS NOT AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES”, “UNINCORPORATED ASSOCIATIONS”, ETC.) OF THE FINANCIAL PROMOTION ORDER, OR (IV) ARE PERSONS TO WHICH THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “FPO PERSONS”); AND (B) IF MADE BY A PERSON WHO IS AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, AND DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE OF PARTICIPATING IN UNREGULATED SCHEMES (AS DEFINED FOR PURPOSES OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) (EXEMPTIONS) ORDER 2001 (AS AMENDED, THE “PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER”)) AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 14(5) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER, OR (III) ARE PERSONS FALLING WITHIN ARTICLE 22(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER, OR (IV) ARE PERSONS TO WHOM THE ISSUING ENTITY MAY LAWFULLY BE PROMOTED IN ACCORDANCE WITH CHAPTER 4.12 OF THE UNITED KINGDOM FINANCIAL CONDUCT AUTHORITY’S CONDUCT OF BUSINESS SOURCEBOOK (ALL SUCH PERSONS TOGETHER WITH FPO PERSONS, “RELEVANT PERSONS”).
THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.
POTENTIAL INVESTORS IN THE UNITED KINGDOM ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UNITED KINGDOM REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE OFFERED NOTES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UNITED KINGDOM FINANCIAL SERVICES COMPENSATION SCHEME.
PEOPLE’S REPUBLIC OF CHINA
THE OFFERED NOTES WILL NOT BE OFFERED OR SOLD IN THE PEOPLE’S REPUBLIC OF CHINA (EXCLUDING HONG KONG, MACAU AND TAIWAN, THE “PRC”) AS PART OF THE INITIAL DISTRIBUTION OF THE OFFERED NOTES BUT MAY BE AVAILABLE FOR PURCHASE BY INVESTORS RESIDENT IN THE PRC FROM OUTSIDE THE PRC.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE PRC TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION IN THE PRC.
THE DEPOSITOR DOES NOT REPRESENT THAT THIS PROSPECTUS MAY BE LAWFULLY DISTRIBUTED, OR THAT ANY OFFERED NOTES MAY BE LAWFULLY OFFERED, IN COMPLIANCE WITH ANY APPLICABLE REGISTRATION OR OTHER REQUIREMENTS IN THE PRC, OR PURSUANT TO AN EXEMPTION AVAILABLE THEREUNDER, OR ASSUME ANY RESPONSIBILITY FOR FACILITATING ANY SUCH DISTRIBUTION OR OFFERING. IN PARTICULAR, NO ACTION HAS BEEN

TAKEN BY THE DEPOSITOR WHICH WOULD PERMIT AN OFFERING OF ANY OFFERED NOTES OR THE DISTRIBUTION OF THIS PROSPECTUS IN THE PRC.
ACCORDINGLY, THE OFFERED NOTES ARE NOT BEING OFFERED OR SOLD WITHIN THE PRC BY MEANS OF THIS PROSPECTUS OR ANY OTHER DOCUMENT. NEITHER THIS PROSPECTUS NOR ANY ADVERTISEMENT OR OTHER OFFERING MATERIAL MAY BE DISTRIBUTED OR PUBLISHED IN THE PRC, EXCEPT UNDER CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS.
HONG KONG
THIS PROSPECTUS HAS NOT BEEN DELIVERED FOR REGISTRATION TO THE REGISTRAR OF COMPANIES IN HONG KONG AND THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. THIS PROSPECTUS DOES NOT CONSTITUTE NOR INTEND TO BE AN OFFER OR INVITATION TO THE PUBLIC IN HONG KONG TO ACQUIRE THE OFFERED NOTES.
EACH UNDERWRITER HAS REPRESENTED, WARRANTED AND AGREED THAT:  (1) IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL IN HONG KONG, BY MEANS OF ANY DOCUMENT, ANY OFFERED NOTES (EXCEPT FOR NOTES WHICH ARE A “STRUCTURED PRODUCT” AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) (THE “SFO”) OF HONG KONG) OTHER THAN (A) TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES OR REGULATIONS MADE UNDER THE SFO; OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A “PROSPECTUS” AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32) (THE “C(WUMP)O”) OF HONG KONG OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE C(WUMP)O; AND (2) IT HAS NOT ISSUED OR HAD IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, AND WILL NOT ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE OFFERED NOTES, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO OFFERED NOTES WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES OR REGULATIONS MADE UNDER THE SFO.
W A R N I N G
THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.
SINGAPORE
NEITHER THIS PROSPECTUS NOR ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH ANY OFFER OF THE OFFERED NOTES HAS BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE (“MAS”) UNDER THE SECURITIES AND FUTURES ACT (CAP.  289) OF SINGAPORE (THE “SFA”).  ACCORDINGLY, MAS ASSUMES NO RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS.  THIS PROSPECTUS IS NOT A PROSPECTUS AS DEFINED IN THE SFA AND STATUTORY LIABILITY UNDER THE SFA IN RELATION TO THE CONTENTS OF PROSPECTUSES WOULD NOT APPLY.  ANY PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY WHETHER THE INVESTMENT IS SUITABLE FOR IT.  THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE OFFERED NOTES

MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THE OFFERED NOTES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR (AS DEFINED IN SECTION 4A(1)(c) OF THE SFA) PURSUANT TO SECTION 274 OF THE SFA (EACH AN “INSTITUTIONAL INVESTOR”), (II) TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA) PURSUANT TO SECTION 275(1), OR ANY PERSON PURSUANT TO SECTION 275(1A) OF THE SFA, AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA, PROVIDED ALWAYS THAT NONE OF SUCH PERSON SHALL BE AN INDIVIDUAL OTHER THAN AN INDIVIDUAL WHO IS AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A(1)(a) OF THE SFA) (EACH, A “RELEVANT INVESTOR”).
NO NOTES ACQUIRED BY (I) AN INSTITUTIONAL INVESTOR; OR (II) A RELEVANT INVESTOR IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA MAY BE OFFERED OR SOLD, MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, OR OTHERWISE TRANSFERRED, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE, OTHER THAN TO (I) AN INSTITUTIONAL INVESTOR; OR (II) A RELEVANT INVESTOR IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA.
WHERE THE OFFERED NOTES ARE SUBSCRIBED OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS: (A) A CORPORATION (WHICH IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND THE ENTIRE SHARE CAPITAL OF WHICH IS OWNED BY ONE OR MORE INDIVIDUALS, EACH OF WHOM IS AN ACCREDITED INVESTOR; OR (B) A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY IS AN ACCREDITED INVESTOR, SECURITIES (AS DEFINED IN SECTION 239(1) OF THE SFA) OF THAT CORPORATION OR THE BENEFICIARIES’ RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT CORPORATION OR THAT TRUST HAS ACQUIRED THE OFFERED NOTES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR TO ANY PERSON PURSUANT TO AN OFFER THAT IS MADE ON TERMS THAT SUCH SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR SUCH RIGHTS OR INTEREST IN THAT TRUST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN 200,000 SINGAPORE DOLLARS (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION, WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS, AND FURTHER FOR CORPORATIONS, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275(1A) OF THE SFA; (2) WHERE NO CONSIDERATION IS GIVEN FOR THE TRANSFER; (3) WHERE THE TRANSFER IS BY OPERATION OF LAW; OR (4) AS SPECIFIED IN SECTION 276(7) OF THE SFA.
THE REPUBLIC OF KOREA
THESE NOTES HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF THE REPUBLIC OF KOREA FOR A PUBLIC OFFERING IN THE REPUBLIC OF KOREA. THE UNDERWRITERS HAVE THEREFORE REPRESENTED AND AGREED THAT THE NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED, SOLD OR DELIVERED DIRECTLY OR INDIRECTLY, OR OFFERED, SOLD OR DELIVERED TO ANY PERSON FOR RE OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF KOREA OR TO ANY RESIDENT OF THE REPUBLIC OF KOREA, EXCEPT AS OTHERWISE PERMITTED UNDER APPLICABLE LAWS AND REGULATIONS OF THE REPUBLIC OF KOREA, INCLUDING THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT AND THE FOREIGN EXCHANGE TRANSACTIONS LAW AND THE DECREES AND REGULATIONS THEREUNDER.

JAPAN
THE OFFERED NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE “FIEL”), AND DISCLOSURE UNDER THE FIEL HAS NOT BEEN AND WILL NOT BE MADE WITH RESPECT TO THE OFFERED NOTES. ACCORDINGLY, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD AND WILL NOT, DIRECTLY OR INDIRECTLY, OFFER OR SELL ANY OFFERED NOTES IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (WHICH TERM AS USED IN THIS PROSPECTUS MEANS ANY PERSON RESIDENT IN JAPAN, INCLUDING ANY CORPORATION OR OTHER ENTITY ORGANIZED UNDER THE LAWS OF JAPAN) OR TO OTHERS FOR REOFFERING OR RE‑SALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEL AND OTHER RELEVANT LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN. AS PART OF THIS OFFERING OF THE OFFERED NOTES, THE UNDERWRITERS MAY OFFER THE OFFERED NOTES IN JAPAN TO UP TO 49 OFFEREES IN ACCORDANCE WITH THE ABOVE PROVISIONS.
JAPANESE RETENTION REQUIREMENT
THE JAPANESE FINANCIAL SERVICES AGENCY (“JFSA”) PUBLISHED A RISK RETENTION RULE AS PART OF THE REGULATORY CAPITAL REGULATION OF CERTAIN CATEGORIES OF JAPANESE INVESTORS SEEKING TO INVEST IN SECURITIZATION TRANSACTIONS (THE “JRR RULE”). THE JRR RULE MANDATES AN “INDIRECT” COMPLIANCE REQUIREMENT, MEANING THAT CERTAIN CATEGORIES OF JAPANESE INVESTORS WILL BE REQUIRED TO APPLY HIGHER RISK WEIGHTING TO SECURITIZATION EXPOSURES THEY HOLD UNLESS THE RELEVANT ORIGINATOR COMMITS TO HOLD A RETENTION INTEREST IN THE SECURITIES ISSUED IN THE SECURITIZATION TRANSACTION EQUAL TO AT LEAST 5% OF THE EXPOSURE OF THE TOTAL UNDERLYING ASSETS IN THE SECURITIZATION TRANSACTION (THE “JAPANESE RETENTION REQUIREMENT”), OR SUCH INVESTORS DETERMINE THAT THE UNDERLYING ASSETS WERE NOT “INAPPROPRIATELY ORIGINATED.” IN THE ABSENCE OF SUCH A DETERMINATION BY SUCH INVESTORS THAT SUCH UNDERLYING ASSETS WERE NOT “INAPPROPRIATELY ORIGINATED,” THE JAPANESE RETENTION REQUIREMENT WOULD APPLY TO AN INVESTMENT BY SUCH INVESTORS IN SUCH SECURITIES.
NO PARTY TO THE TRANSACTION DESCRIBED IN THIS PROSPECTUS HAS COMMITTED TO HOLD A RISK RETENTION INTEREST IN COMPLIANCE WITH THE JAPANESE RETENTION REQUIREMENT, AND WE MAKE NO REPRESENTATION AS TO WHETHER THE TRANSACTION DESCRIBED IN THIS PROSPECTUS WOULD OTHERWISE COMPLY WITH THE JRR RULE.
NOTICE TO RESIDENTS OF CANADA
THE OFFERED NOTES MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE OFFERED NOTES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE

PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.
MEXICO
THIS PROSPECTUS HAS NOT BEEN REVIEWED NOR APPROVED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR THE “CNBV”). THIS OFFERING DOES NOT CONSTITUTE A PUBLIC OFFERING IN MEXICO AND THIS PROSPECTUS MAY NOT BE PUBLICLY DISTRIBUTED IN MEXICO.
THE OFFERED NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE MEXICAN NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES, OR “RNV”) MAINTAINED BY THE CNBV, AND MAY NOT BE OFFERED PUBLICLY IN MEXICO EXCEPT TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS PURSUANT TO THE PRIVATE PLACEMENT EXCEPTIONS SET FORTH IN THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). THIS PROSPECTUS DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE OFFERED NOTES, OUR SOLVENCY, LIQUIDITY OR CREDIT QUALITY OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH HEREIN. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS EXCLUSIVELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. THE ACQUISITION OF THE OFFERED NOTES BY AN INVESTOR WHO IS A RESIDENT OF MEXICO WILL BE MADE UNDER SUCH INVESTOR’S OWN RESPONSIBILITY.

SUMMARY OF TERMS
This summary highlights selected information from this prospectus. It does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of the offering of the offered notes, read this entire document carefully.
Relevant Parties

Title of Notes	[NAME OF ISSUING ENTITY] Commercial Mortgage-Backed Notes, Series [___] [___].
Depositor
3650 REIT Commercial Mortgage Securities II LLC, a Delaware limited liability company and a wholly‑owned subsidiary of 3650 Real Estate Investment Trust 2 LLC. The depositor’s address is 2977 McFarlane Rd., Suite 300, Miami, Florida 33133, and its telephone number is (213) 448-5754. See “Transaction Parties—The Depositor”.

Issuing Entity
[NAME OF ISSUING ENTITY], a Delaware limited liability company, newly formed for the sole purpose of acquiring the mortgage loans, issuing the notes, entering into the indenture and servicing agreement and certain related agreements, and engaging in certain related transactions provided for in such agreements. All of the membership interests of the issuing entity will be owned by the depositor. For more detailed information, see “Transaction Parties—The Issuing Entity”.

Sponsors	The sponsors of this transaction are:
• 3650 Real Estate Investment Trust 2 LLC
• [NAMES OF OTHER SPONSORS]
[The sponsors are sometimes also referred to in this prospectus as the “mortgage loan sellers”.]
The sponsors originated or acquired and will transfer to the depositor the mortgage loans set forth in the following chart:

Sellers of the Mortgage Loans
Originator	Sponsor	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
3650 Real Estate Investment Trust 2 LLC	3650 Real Estate Investment Trust 2 LLC		$	%
[ORIGINATOR]	[LOAN SELLER]
[ORIGINATOR]	[LOAN SELLER]
Total		$		100.0%

[INSERT APPROPRIATE FOOTNOTES]

See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.

[In addition, [NAME OF LOAN SELLER] will also transfer to the depositor a subordinate companion loan relating to [NAME OF WHOLE LOAN] mortgage loan, as described below under
“—The Mortgage Pool—Whole Loans” below.]

[Originator	ADD DISCLOSURE REGARDING AN ORIGINATOR THAT IS NOT A SPONSOR]
Master Servicer
[NAME OF MASTER SERVICER] will be the master servicer and will be responsible for the master servicing and administration of the mortgage loans and the related companion loans pursuant to the indenture and servicing agreement (other than the mortgage loan and companion loan identified in the table below that is part of a whole loan and serviced under the indenture and servicing agreement indicated in the table titled “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below). The offices of the master servicer are located at [INSERT ADDRESS]. See “Transaction Parties—The Master Servicer” and “Indenture and Servicing Agreement”.

[OTHER SERVICERS] [TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS]

The master servicer of the non-serviced mortgage loan is set forth in the table below under the heading “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans”. See “Transaction Parties—The Non-Serviced Master Servicer” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Special Servicer
[NAME OF SPECIAL SERVICER] will act as special servicer with respect to the mortgage loans and the related companion loans other than with respect to the non-serviced mortgage loan set forth in the table titled “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below.  The special servicer will be primarily responsible for (i) making decisions and performing certain servicing functions with respect to such mortgage loans and related companion loans as to which a special servicing transfer event (such as a default or an imminent default) has occurred and (ii) in certain circumstances, reviewing, evaluating, processing and providing or withholding consent as to certain major decisions and other transactions relating to such mortgage loans and related companion loans for which a special servicing transfer event has not occurred, in each case pursuant to the indenture and servicing agreement for this transaction. The primary servicing office of the special servicer is located at [INSERT ADDRESS]. See “Transaction Parties—The Special Servicer” and “Indenture and Servicing Agreement”.

The special servicer was appointed to be the special servicer by [an affiliate of the special servicer and the sponsor,] [NAME OF RETAINED NOTE HOLDER], which is expected to retain the Class [__] and [__] notes (and may purchase certain other classes of notes) and, on the closing date, is expected to be the initial directing holder. See “Indenture and Servicing Agreement—The Directing Holder”.

The special servicer of the non-serviced mortgage loan is set forth in the table below titled “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans”. See “Transaction Parties—The Non-Serviced Special Servicer” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

[Primary Servicer
IDENTIFY (1) EACH AFFILIATED PRIMARY SERVICER AND (2) EACH UNAFFILIATED PRIMARY SERVICER THAT SERVICES 10% OR MORE OF THE POOL ASSETS, IN EACH CASE, AS CONTEMPLATED BY ITEM 1108(a)(2) of REGULATION AB. ADD DISCLOSURE REGARDING PRIMARY SERVICER AS REQUIRED BY ITEM 1108(a)(3) OF REGULATION AB, IF APPLICABLE.]

Indenture Trustee
[NAME OF INDENTURE TRUSTEE] will act as indenture trustee. The corporate trust office of the indenture trustee is located at [INSERT ADDRESS].  Following the transfer of the mortgage loans and [one] owned subordinate companion loan to the issuing entity, the indenture trustee, on behalf of the issuing entity, will become the mortgagee of record for each mortgage loan (other than the non-serviced mortgage loan) and the related companion loans (including the owned subordinate companion loan to be held by the issuing entity).  See “Transaction Parties—The Indenture trustee” and “Indenture and Servicing Agreement”.

With respect to the non-serviced mortgage loan, the entity set forth in the table titled “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below, in its capacity as indenture trustee under the indenture and servicing agreement for the indicated transaction, is the mortgagee of record for that non-serviced mortgage loan and any related companion loan. See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Note Administrator
[NAME OF NOTE ADMINISTRATOR] will initially act as note administrator. The note administrator will also be required to act as custodian, note registrar and authenticating agent. The office of the note administrator is located at [INSERT ADDRESS]. See “Transaction Parties—The Note Administrator” and “Indenture and Servicing Agreement”.

[The custodian with respect to the non-serviced mortgage loan will be the entity set forth in the table below titled “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans”, the custodian under the indenture and servicing agreement for the indicated transaction.]  See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Operating Advisor
[NAME OF OPERATING ADVISOR] will be the operating advisor. The operating advisor will have certain review and reporting responsibilities with respect to the performance of the special servicer, and in certain circumstances may recommend to the noteholders that the special servicer be replaced. The operating advisor will generally have no obligations or consultation rights under the indenture and servicing agreement for this transaction with respect to the non-serviced mortgage loan or any related REO property.  See “Transaction Parties—The Operating Advisor” and “Indenture and Servicing Agreement—The Operating Advisor”.

Asset Representations Reviewer
[NAME OF ASSET REPRESENTATIONS REVIEWER] will be the asset representations reviewer. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of noteholders vote to direct a review of such delinquent mortgage loans.

See “Transaction Parties—The Asset Representations Reviewer” and “Indenture and Servicing Agreement—The Asset Representations Reviewer”.
Directing Holder
Subject to the rights of the holders of the owned subordinate companion loan (or directing holder for the [LOAN–SPECIFIC CLASS] notes, in the case of the owned subordinate companion loan) described under “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”, the directing holder will have certain consent and consultation rights in certain circumstances with respect to the mortgage loans (other than the non-serviced mortgage loan), as further described in this prospectus. The directing holder will generally be the subordinate controlling class noteholder (or its representative) selected by more than a specified percentage of the subordinate controlling class noteholders (by principal balance, as certified by the note registrar from time to time as provided for in the indenture and servicing agreement). See “Indenture and Servicing Agreement—The Directing Holder”. However, in certain circumstances there may be no directing holder even if there is a subordinate controlling class, and in other circumstances there will be no subordinate controlling class.

The subordinate controlling class will be the most subordinate class of the Class [__], Class [__] and Class [__] notes then-outstanding that has an aggregate principal balance, as notionally reduced by any appraisal reductions and notional losses allocable to such class, at least equal to 25% of the initial principal balance of that class[; provided, however, that during such time as the Class [__] notes would be the subordinate controlling class, the holders of such notes will have the right to irrevocably waive their right to appoint a directing holder or to exercise any of the rights of the subordinate controlling class holder].  No class of notes, other than as described above, will be eligible to act as the subordinate controlling class or appoint a directing holder.

It is anticipated that [NAME OF RETAINED NOTE HOLDER][an affiliate of the sponsor,] will retain the Class [__] and Class [__] notes (and may purchase certain other classes of notes) and, on the closing date, is expected to be the initial directing holder with respect to each mortgage loan (other than the non-serviced mortgage loan).

With respect to any subordinate companion loan described under “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”, during such time as the holders of the subordinate companion loan (or the directing holder for the [LOAN-SPECIFIC CLASS] notes, which class represents the beneficial interest in the owned subordinate companion loan) are no longer permitted to exercise control or consultation rights under the related intercreditor agreement, the directing holder will generally have the same consent and consultation rights with respect to the related AB mortgage loan as it does for the other mortgage loans in the pool. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

The entity identified in the table titled “Non‑Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below is the initial directing holder under the indenture and servicing agreement for the indicated transaction and will have certain consent and consultation rights with respect to the non-serviced whole loan, which are substantially similar, but not identical, to those of the directing holder under the indenture and servicing agreement for this securitization, subject to similar appraisal mechanics.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Holders of the [LOAN-SPECIFIC CLASS] Notes
[_____] ([_]) mortgage loan identified as “[_____]” on Annex A-1, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, has an owned subordinate companion loan (a subordinate interest in the related whole loan), and such owned subordinate companion loan will also be held by the issuing entity. The [LOAN-SPECIFIC CLASS] notes will be backed solely by such owned subordinate companion loan, and any expenses or losses incurred in respect to the other mortgage loans will not be borne by the holders of such [LOAN-SPECIFIC CLASS] notes. The loan-specific directing holder appointed by the holders of more than 50% of the principal balance of the [LOAN-SPECIFIC CLASS] notes will be entitled to exercise certain of the rights of the holder of the owned subordinate companion loan under the related intercreditor agreement on behalf of the holders of the [LOAN-SPECIFIC CLASS] notes, as the beneficial owner of such notes. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.  [IF NO OWNED SUBORDINATE COMPANION LOAN IS HELD BY THE ISSUING ENTITY, NO LOAN-SPECIFIC NOTES WILL BE ISSUED.]

Certain Affiliations and Relationships
The originators, the sponsors, the underwriters, and the parties to the indenture and servicing agreement have various roles in this transaction as well as certain relationships with parties to this transaction and certain of their affiliates. These roles and other potential relationships may give rise to conflicts of interest as further described in this prospectus under “Risk Factors—Risks Related to Conflicts of Interest”.
Significant Obligors
The borrowers related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut‑off date. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY BORROWER OR GROUP OF AFFILIATED BORROWERS REPRESENTING 10% OR MORE OF POOL, IF ANY.]

The mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are related and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut‑off date. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY MORTGAGED PROPERTY OR GROUP OF RELATED MORTGAGED PROPERTIES REPRESENTING 10% OR MORE OF POOL, IF ANY.]

Certain of the lessees occupying all or a portion of the mortgaged properties related to the mortgage loans identified on Annex A-1 as [______], [_____] and [_____], [are affiliated and] represent [__]% of the [cash flow of the] initial mortgage pool. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY LESSEE OR GROUP OF AFFILIATED LESSEES ACCOUNTING FOR 10% OR MORE OF CASH FLOW, IF ANY.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) and (b) FOR EACH SIGNIFICANT OBLIGOR]
[Swap Counterparty
[_____], a [insert entity type and jurisdiction of organization]. [_____] [is an affiliate of the depositor, and of [_____], [one of the sponsors], and [_____], one of the underwriters.] [_____], a [insert entity type and jurisdiction of organization].] [INSERT IDENTITY OF COUNTERPARTY TO ANY OTHER DERIVATIVE AGREEMENTS AS REQUIRED BY ITEM 1114 OF REGULATION AB]

Relevant Dates And Periods
Cut‑off Date	[______].
Closing Date	On or about [_______].
Payment Date	The [__] business day following each determination date. The first payment date will be in [______].
Determination Date	The [__] day of each month or, if the [__] day is not a business day, then the business day immediately following such [__] day.

Record Date	With respect to any payment date, [the last business day of the month preceding the month in which that payment date occurs][INSERT OTHER RECORD DATE].
Business Day
Under the indenture and servicing agreement, a business day will be any day other than a Saturday, a Sunday or a day on which banking institutions in [_____], [_____], [_____], [_____] or any of the jurisdictions in which the respective primary servicing offices of either master servicer or special servicer or the corporate trust offices of the note administrator or the indenture trustee are located, or the New York Stock Exchange or the Federal Reserve System of the United States of America, are authorized or obligated by law or executive order to remain closed.

Interest Accrual Period
Interest will accrue on the offered notes during the [calendar month prior to the related payment date][INSERT OTHER ACCRUAL PERIOD]. [Interest will be calculated on the offered notes assuming each month has 30 days and each year has 360 days.]

Collection Period
For any mortgage loan or the owned subordinate companion loan to be held by the issuing entity and any payment date, the period commencing on [the day immediately following the due date for such mortgage loan in the month preceding the month in which that payment date occurs and ending on and including the due date for such mortgage loan in the month in which that payment date occurs][INSERT OTHER SERIES SPECIFIC COLLECTION PERIOD]. However, in the event that the last day of a collection period (or applicable grace period) is not a business day, any periodic payments received with respect to the mortgage loans relating to that collection period on the business day immediately following that last day will be deemed to have been received during that collection period and not during any other collection period.

Stated Maturity Date
The notes will mature at par on the payment date in [INSERT STATED MATURITY DATE], unless redeemed or repaid prior thereto. The weighted average life of each class of notes is expected to be shorter, in each case, than the number of years until such date. See “Risk Factors—Other Risks Relating to the Notes—Your Yield May Be Affected by Defaults, Prepayments and Other Factors”.

Transaction Overview
On the closing date, each sponsor will sell its respective mortgage loans and the owned subordinate companion loan to the depositor, which will in turn sell the mortgage loans and the owned subordinate companion loan to the issuing entity, a newly formed [FORM OF ISSUING ENTITY].

The transfers of the mortgage loans from the sponsors to the depositor and from the depositor to the issuing entity in exchange for the notes are illustrated below(1):

__________________________
[(1)     Although the owned subordinate companion loan is an asset of the issuing entity, amounts distributable to the owned subordinate companion loan pursuant to its related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] notes and therefore support only the [LOAN-SPECIFIC CLASS] notes.]

Offered Notes
General	We are offering the following classes of commercial mortgage-backed notes as part of Series [ ]:
• [CLASS DESIGNATIONS]

The notes of this Series will consist of the above classes and the following classes that are not being offered by this prospectus: [SERIES DESIGNATIONS OF NON-OFFERED CLASSES]. [The notes, other than the [LOAN-SPECIFIC CLASS] notes, are referred to in this prospectus as the pooled notes.]

The notes will be issued by the issuing entity pursuant to the indenture and servicing agreement and will be non-recourse obligations of the issuing entity. See “Description of the Notes”.

The Class [__] notes, Class [__] notes and Class [__] notes will be secured by the assets of the issuing entity, which will primarily consist of a pool of [fixed][floating] rate commercial mortgage loans.

Principal Balances and Notional Amounts	Your notes will have the approximate aggregate initial principal balance or notional amount set forth below, subject to a variance of plus or minus [5]%:

[CLASS DESIGNATIONS]	[INITIAL CLASS BALANCES]

____________

(1)     The initial principal balance of each class of the Class [A], Class [B], and Class [C] notes shown in the table above represents the maximum principal balance of such class without giving effect to any issuance of the Class [EXCH] notes. The initial principal balance of the Class [EXCH] notes shown in the table above is equal to the aggregate of the maximum initial principal balance of the Class [A], Class [B], and Class [C] notes, which is the maximum principal balance of the Class [EXCH] notes that could be issued in an exchange. The actual principal balance of any class of Class [A], Class [B], and Class [C] notes or Class [EXCH] notes issued on the closing date may be less than the maximum principal balance of that class and may be zero. The principal balance of the Class [A], Class [B], and Class [C] notes to be issued on the closing date will be reduced, in required proportions, by an amount equal to the principal balance of the Class [EXCH] notes issued on the closing date, if any.

(2) Notional amount.

Interest Rates on the Notes
A. Offered Notes	Your notes will bear interest at an annual fixed rate as set forth below for each class:

[CLASS DESIGNATIONS]	[INTEREST RATE]

____________

(1) [Insert description of interest rates for offered notes.]

B. Class [EXCH] and Exchangeable Notes
If you own Class [EXCH] notes, you will be able to exchange them for a proportionate interest in the Class [A], Class [B] or Class [C] notes (sometimes referred to in this prospectus as “exchangeable notes”), and if you own exchangeable notes you will be able to exchange them for a proportionate interest in the Class [EXCH] notes. You can exchange your Class [EXCH] notes or exchangeable notes by notifying the note administrator. If Class [EXCH] notes or exchangeable notes are outstanding and held by noteholders, those notes will receive principal and interest that would otherwise have been payable on the same proportion of notes exchanged for them if those notes were outstanding and held by noteholders. Any such allocation of principal and interest between Class [EXCH] notes on the one hand and exchangeable notes on the other hand will have no effect on the principal or interest entitlements of any other class of notes. Exchanges will be subject to various conditions that we describe in this prospectus. See “Description of the Notes—Exchanges of Exchangeable Notes” for a description of the exchange procedures relating to the Class [EXCH] notes and the exchangeable notes. See also “Risk Factors—Other Risks Relating to the Notes—There Are Risks Relating to the Exchangeable Notes”.

C. Interest Rate Calculation Convention
Interest on the offered notes at their applicable interest rates will be calculated based on a [360-day year consisting of twelve 30-day months, or a “30/360 basis”][IDENTIFY OTHER CALCULATION CONVENTION].

D. Deferred Interest
[REFERENCES TO SPECIFIC CLASSES OF NOTES BELOW ARE PROVIDED FOR ILLUSTRATIVE PURPOSES]The failure to pay interest on the Class [A] notes at any time, or if no Class [A] notes are outstanding, on any other class of notes at the time such class of notes is the most senior class of notes outstanding, will constitute an event of default under the indenture and servicing agreement (following any applicable grace period).

For so long as any class of notes with a higher priority is outstanding, any interest due on the Class [B] notes that is not paid as a result of the operation of the priority of payments described in “Description of the Notes—Payment on the Notes—Priority of Payments” on any payment date in accordance with the priority of payments will be deferred, will not be considered “due and payable” and the failure to pay such interest will not be an event of default under the indenture and servicing agreement. Deferred interest on any class of notes will be added to the outstanding principal balance of such class of notes and will accrue interest at the interest rate applicable to such class of notes. Deferred interest will not be payable until the earliest of (i) the first payment date on which funds are available to pay such deferred interest in accordance with the priority of payments, (ii) the redemption date with respect to such class of notes [and] (iii) the stated maturity date (or the earlier date of maturity) of such class of notes, [and (iv) the [  ][th][st] payment date following the initial payment date with respect to which such deferred interest began to accrue]. Regardless of whether any more senior class of notes is outstanding, previously accrued deferred interest will not be considered “due and payable” on any payment date (other than the redemption date with respect to, or stated maturity date of, such class of notes) and any such failure to pay previously accrued deferred interest will not constitute an event of default under the indenture and servicing agreement.  See “Description of the Notes—Payment on the Notes—Deferred Interest”.

The failure to pay interest on the Class [__] notes, the Class [__] notes, the Class [__] notes or the Class [__] notes on or after the payment date on which such class of notes is the most senior class outstanding will constitute an event of default under the indenture and servicing agreement (following any applicable grace period). See “Indenture and Servicing Agreement—Event of Default”.

E. Servicing and Administration Fees
The master servicer and special servicer are entitled to a master servicing fee and a special servicing fee, respectively, from the interest payments on each mortgage loan (other than the non-serviced mortgage loan with respect to the special servicing fee only), the serviced companion loans and any related REO loans and, with respect to the special servicing fees, if the related loan interest payments (or other collections in respect of the related mortgage loan or mortgaged property) are insufficient, then from general collections on all mortgage loans. The servicing fee for each payment date, including the master servicing fee [and the portion of the servicing fee payable to any primary servicer or subservicer], is calculated on the [outstanding][stated] principal amount of each mortgage loan (including the non-serviced mortgage loan) and the related serviced companion loans at the servicing fee rate equal to a per annum rate[ ranging from [______]% to [_____]%].

The special servicing fee for each payment date is calculated based on the outstanding principal amount of each mortgage loan (other than the non-serviced mortgage loan) and the related serviced companion loans as to which a special servicing transfer event has occurred (including any REO loans), on a loan-by-loan basis at the special servicing fee rate equal to [___]%[ADD CAPS OR MINIMUMS]. The special servicer will not be entitled to a special servicing fee with respect to the non-serviced mortgage loan.

Any primary servicing fees or sub‑servicing fees with respect to each mortgage loan (other than the non-serviced mortgage loan) and the related serviced companion loans will be paid by the related master servicer or special servicer, respectively, out of the fees described above.

The master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees.  See “Indenture and Servicing

Agreement—Servicing and Other Compensation and Payment of Expenses”.

The note administrator fee for each payment date is calculated on the outstanding principal amount of each mortgage loan (including any REO loan and non-serviced mortgage loan) and the owned subordinate companion loan at a per annum rate equal to [____]%. [The indenture trustee fee is payable by the note administrator from the note administrator fee and is equal to [___].]

The operating advisor will be entitled to a fee on each payment date calculated on the outstanding principal amount of each mortgage loan and REO loan (including the non-serviced mortgage loan) and the owned subordinate companion loan at a per annum rate equal to [____]%. The operating advisor will also be entitled under certain circumstances to a consulting fee.

The asset representations reviewer will be entitled to a fee in the amount of $[_________] per loan upon the completion of the review it conducts with respect to certain delinquent mortgage loans.  [DISCLOSE ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER, IF APPLICABLE.]

Each party to the indenture and servicing agreement will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by them in certain circumstances. Fees and expenses payable by the issuing entity to any party to the indenture and servicing agreement are generally payable prior to any payments to noteholders.

Additionally, with respect to each payment date, an amount equal to the product of [__]% per annum multiplied by the outstanding principal amount of each mortgage loan[, the owned subordinate companion loan] and any REO loan will be payable to CRE Finance Council© as a license fee for use of their names and trademarks, including an investor reporting package. This fee will be payable prior to any payments to noteholders.

Payment of the fees and reimbursement of the costs and expenses described above will generally have priority over the payment of amounts payable to the noteholders.  See “Indenture and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” and “—Limitation on Liability; Indemnification”.

With respect to each non-serviced mortgage loan set forth in the table below, the master servicer under the related indenture and servicing agreement governing the servicing of that loan will be entitled to a master servicing fee at a rate equal to a per annum rate set forth in the table below, and the special servicer under the related indenture and servicing agreement will be entitled to a special servicing fee at a rate equal to the per annum rate set forth below. In addition, each party to the related indenture and servicing agreement governing the servicing of the non-serviced whole loan will be entitled to receive other fees and reimbursements with respect to the related non-serviced mortgage loan in amounts, from sources, and at frequencies, that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the non-serviced whole loan), such amounts will be reimbursable from general collections on the mortgage loans to the extent not recoverable from the related non-serviced whole loan and to the extent allocable to the related non-serviced mortgage loan pursuant to the related intercreditor agreement.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

NON-SERVICED MORTGAGE LOAN
Non‑Serviced Loan	Master Servicer Fee	Special Servicer Fee

Payments on the Notes
A. Amount and Order of Payments
On each payment date, funds available for payment from the mortgage loans, net of (i) specified expenses of the issuing entity, including fees payable to, and costs and expenses reimbursable to, the master servicer, the special servicer, the note administrator, the indenture trustee, the operating advisor and the asset representations reviewer, (ii) any yield maintenance charges and prepayment premiums and (iii) any excess interest distributable to the Class [ARD] notes, will be distributed in the following amounts and order of priority:

First, to the [INTEREST-ONLY CLASS] notes, in respect of interest, up to an amount equal to the interest entitlement for that class;
Second, to the [APPLICABLE SENIOR CLASSES] notes, in respect of interest, up to an amount equal to, and pro rata in accordance with, the interest entitlements for those classes;
Third, to the [APPLICABLE SENIOR CLASSES] notes, in reduction of the then-outstanding principal balances of those classes, in the following priority:
[INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

Fourth, to the Class [A] and Class [EXCH] notes, (a) in respect of interest, up to an amount equal to, and pro rata in accordance with, the interest entitlements for those classes, and (b) to the extent of funds allocable to principal remaining after payments in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on such notes in reduction of the then-outstanding principal balances of those classes, up to an amount equal to, and pro rata in accordance with, the principal entitlements for those classes;

Fifth, [ADD CLAUSES SIMILAR TO CLAUSE FOURTH FOR OTHER EXCHANGEABLE CLASSES]

Sixth, to the Class [NON-DEFERRABLE INTEREST NOTES] notes as follows:  (a) in respect of interest up to an amount equal to its interest entitlement; and (b) to the extent of funds allocable to principal remaining after payments in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [NON-DEFERRABLE INTEREST NOTES] notes until its principal balance has been reduced to zero;

Seventh, to the Class [DEFERRABLE INTEREST NOTES] notes as follows:  (a) in respect of interest up to an amount equal to its interest entitlement; (b) [in respect of interest,] in reduction of the principal balance of such class, up to an amount equal to the deferred interest amount for such class; and (c) to the extent of funds allocable to principal remaining after payments in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [DEFERRABLE INTEREST NOTES] notes until its principal balance has been reduced to zero;

Eighth, [ADD CLAUSES SIMILAR TO CLAUSES SIXTH OR SEVENTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES OTHER THAN THE MOST SUBORDINATE CLASS OF NOTES]; and
Ninth, to the Class [THE MOST SUBORDINATE CLASS OF NOTES] notes, any remaining amounts.
For more detailed information regarding payments on the notes, see “Description of the Notes—Payments on the Notes—Priority of Payments”.
B. Interest and Principal Entitlements
A description of the interest entitlement of each class of notes [(other than the [LOAN-SPECIFIC CLASS] notes and the Class [ARD] notes)] can be found in “Description of the Notes—Payments on the Notes—Interest Payment Amount”. As described in that section, there are circumstances in which your interest entitlement for a payment date could be less than one full month’s interest at the interest rate on your note’s principal balance or notional amount.

A description of the amount of principal required to be distributed to each class of notes entitled to principal on a particular payment date (other than the [LOAN-SPECIFIC CLASS] notes) can be found in “Description of the Notes—Payments on the Notes—Principal Payment Amount”.

C. Subordination, Allocation of Losses and Certain Expenses
The chart below describes the manner in which the payment rights of certain classes of notes will be senior or subordinate, as the case may be, to the payment rights of other classes of notes. The chart shows the entitlement to receive principal and/or interest of certain classes of notes (other than excess interest that accrues on each mortgage loan that has an anticipated repayment date) on any payment date in descending order; provided that no principal payments will be due to the [CLASS X] notes.

[SENIOR CLASSES]

Class [__]

Class [__]

Non‑offered notes(2)

_________________
(1) Other than the [IDENTIFY SENIOR NON-OFFERED CLASSES HAVING SENIOR PAYMENT PRIORITIES IDENTIFIED ABOVE] notes.
(2) The [LOAN-SPECIFIC CLASS] notes will be allocated losses and shortfalls on the [______] whole loan first, and then losses and shortfalls will be allocated to the related mortgage loan.

Other than the subordination of certain classes of notes, as described above[, and INSERT REFERENCE TO SWAP COUNTERPARTY, SWAP CONTRACT AND ANY OTHER DERIVATIVE INSTRUMENT, IF APPLICABLE], no other form of credit enhancement will be available for the benefit of the holders of the offered notes.

Principal payments, if any, on mortgage loans that are allocated to a class of notes having an initial principal balance (other than the [LOAN-SPECIFIC CLASS notes) and principal payments, if any, on the owned subordinate companion loan allocated to the [LOAN-SPECIFIC CLASS] notes will reduce the principal balance of that class of notes.

See “Description of the Notes—Subordination” for more detailed information regarding the subordination provisions applicable to the notes.
D. Shortfalls in Available Funds	The following types of shortfalls in available funds may reduce payments to the classes of notes with the lowest payment priorities:
• shortfalls resulting from the payment of special servicing fees and other additional compensation that the special servicer is entitled to receive;

•        shortfalls resulting from interest on advances made by the master servicer, the special servicer or the indenture trustee (to the extent not covered by late payment charges or default interest paid by the related borrower);

• shortfalls resulting from the application of appraisal reductions to reduce interest advances;

• shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the indenture and servicing agreement;
• shortfalls resulting from a modification of a mortgage loan’s interest rate or principal balance;
• shortfalls resulting from other unanticipated or default-related expenses of the issuing entity; and
• shortfalls resulting from a prepayment of a mortgage loan without payment of interest through the following due date.

In addition, prepayment interest shortfalls on the mortgage loans that are not covered by certain compensating interest payments made by the master servicer are required to be allocated among the classes of notes (other than the [LOAN-SPECIFIC CLASS], Class [ARD] notes)), on a pro rata basis, to reduce the amount of interest payable on each such class of notes to the extent described in this prospectus. See “Description of the Notes—Payments—Priority of Payments”.

Shortfalls in available funds resulting from any of the foregoing with respect to an AB whole loan will result first in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related subordinate companion loan, which will in turn reduce payments in respect of the [LOAN-SPECIFIC CLASS] notes in the case of the owned subordinate companion loan, and then, result in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related mortgage loan, which will in turn reduce payments in respect of the pooled notes as described above. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Application of Payments]” and “Yield and Maturity Considerations—Yield Considerations—Losses and Shortfalls”.

The failure to pay interest when due (including interest on the amount of any previous shortfalls remaining unpaid as of any payment date) on the Class [SENIOR CLASSES] notes, or if no Class [SENIOR CLASSES] notes are outstanding, on any other class of notes [(other than with respect to any deferred interest notes)] at the time such class of notes is the most senior class of notes outstanding, will constitute an event of default under the indenture and servicing agreement as described under “Description of the Indenture and Servicing Agreement—Events of Default”.

E. Excess Interest
On each payment date, any excess interest in respect of the increase in the interest rate on any mortgage loan with an anticipated repayment date after the related anticipated repayment date to the extent actually collected and applied as interest during a collection period will be distributed to the holders of the Class [ARD] notes on the related payment date. This excess interest will not be available to make payments to any other class of notes or to provide credit support for other classes of notes or offset any interest shortfalls or to pay any other amounts to any other party under the indenture and servicing agreement.

Advances
A. Principal and Interest Advances
The master servicer is required to advance a delinquent periodic payment on each mortgage loan (other than any non-serviced mortgage loan) or any REO loan (other than any portion of an REO loan related to a companion loan), unless in each case, the master servicer or the special servicer determines that the advance would be non-recoverable.  Neither the master servicer nor the indenture trustee will be required to advance balloon payments due at maturity or anticipated repayment date in excess of the regular periodic payment, interest in excess of a mortgage loan’s regular interest rate, default interest, late payment charges, prepayment premiums or yield maintenance charges.

The amount of the interest portion of any advance will be subject to reduction to the extent that an appraisal reduction of the related mortgage loan has occurred (and with respect to any mortgage loan that is part of a whole loan, to the extent such appraisal reduction amount is allocated to the related mortgage loan). There may be other circumstances in which the master servicer will not be required to advance a full month of principal and/or interest.  If the master servicer fails to make a required advance, the indenture trustee will be required to make the advance, unless the indenture trustee determines that the advance would be non-recoverable. If an interest advance is made by the master servicer, the master servicer will not advance the portion of interest that constitutes its servicing fee, but will advance the portion of interest that constitutes the fees payable to the note administrator, the indenture trustee, the operating advisor and the asset representations reviewer and the CREFC® license fee.

None of the master servicer, the special servicer or the indenture trustee will make, or be permitted to make, any principal or interest advance with respect to any companion loan that is not held by the issuing entity [or with respect to the owned subordinate companion loan].

See “Indenture and Servicing Agreement—Advances”.
B. Property Protection Advances
The master servicer may be required to make advances with respect to mortgage loans and related companion loans that it is required to service to pay delinquent real estate taxes, assessments and hazard insurance premiums and similar expenses necessary to:

• protect and maintain (and in the case of REO properties, lease and manage) the related mortgaged property;
• maintain the lien on the related mortgaged property; and/or

• enforce the related mortgage loan documents.

The special servicer will have no obligation to make any property protection advances (although it may elect to make them in an emergency circumstance). [If the special servicer makes a property protection advance, the master servicer will be required to reimburse the special servicer for that advance and the master servicer will be deemed to have made that advance as of the date made by the special servicer.]

If the master servicer fails to make a required advance of this type, the indenture trustee will be required to make this advance. None of the master servicer, the special servicer or the indenture trustee is required to advance amounts determined by such party to be non-recoverable.

See “Indenture and Servicing Agreement—Advances”.

With respect to the non-serviced mortgage loan, the master servicer (and the indenture trustee, as applicable) under the related indenture and servicing agreement governing the servicing of that non-serviced whole loan will be required to make similar advances with respect to delinquent real estate taxes, assessments and hazard insurance premiums as described above.

None of the master servicer, special servicer or indenture trustee will make or be permitted to make any advance in connection with the exercise of any cure rights or purchase rights granted to the holder of any subordinate companion loan under the related intercreditor agreement, or in the case of the owned subordinate companion loan, by the related loan-specific directing holder appointed by the holders of the [LOAN-SPECIFIC CLASS] notes.

C. Interest on Advances
The master servicer, the special servicer and the indenture trustee, as applicable, will be entitled to interest on the above described advances at [the “Prime Rate” as published in The Wall Street Journal,] as described in this prospectus. Interest accrued on outstanding advances may result in reductions in amounts otherwise payable on the notes. Neither the master servicer nor the indenture trustee will be entitled to interest on advances made with respect to principal and interest due on a mortgage loan until the related due date has passed and any grace period for late payments applicable to the mortgage loan has expired. See “Indenture and Servicing Agreement—Advances”.

With respect to the non-serviced mortgage loan, the applicable makers of advances under the indenture and servicing agreement governing the servicing of the non-serviced whole loan will similarly be entitled to interest on advances, and any accrued and unpaid interest on property protection advances made in respect of such non-serviced mortgage loan may be reimbursed from general collections on the other mortgage loans included in the issuing entity to the extent not recoverable from such non-serviced mortgage loan and to the extent allocable to the non-serviced mortgage loan in accordance with the related intercreditor agreement.
The Mortgage Pool
The Mortgage Pool

The issuing entity’s primary assets will be [__] [fixed][floating] rate commercial mortgage loans and the owned subordinate companion loan, each evidenced by one or more promissory notes secured by first mortgages, deeds of trust, deeds to secure debt or similar security instruments on the fee and/or leasehold estate of the related borrower in [___] commercial, multifamily or manufactured housing community properties.  The assets of the issuing entity will be pledged to the indenture trustee on behalf of the noteholders.  See “Description of the Mortgage Pool—Additional Indebtedness”.  [EACH POOL FOR A PARTICULAR SECURITIZATION WILL CONSIST OF ONE OR MORE FIXED OR FLOATING RATE LOANS AND MAY ALSO CONSIST OF ONE OR MORE OWNED SUBORDINATE COMPANION LOANS]

The aggregate principal balance of the mortgage loans as of the cut‑off date will be approximately $[_______]. The principal balance of the owned subordinate companion loan as of the cut-off date will be $[________].

Whole Loans

Unless otherwise expressly stated in this prospectus, the term “mortgage loan” refers to each of the [NUMBER OF LOANS] commercial mortgage loans to be held by the issuing entity.  Of the mortgage loans, each of the loans in the table below is part of a larger whole loan, each of which is comprised of the related mortgage loan and one or more loans that are pari passu in right of payment to the related mortgage loan (each referred to in this prospectus as a “pari passu companion loan”) and/or are subordinate in right of payment to the related mortgage loan (each referred to in this prospectus as an “owned subordinate companion loan”, and together with the pari passu companion loans, the “companion loans”). The companion loans, together with their related mortgage loans, are each referred to in this prospectus as a “whole loan”. With respect to one of the whole loans set forth below, [NAME OF LOAN SELLER] will transfer a subordinate companion loan (referred to in this prospectus as the “owned subordinate companion loan”) relating to [NAME OF WHOLE LOAN] mortgage loan to the depositor.

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut‑off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut‑off Date Balance	Subordinate Companion Loan Cut‑off Date Balance	Mortgage Loan LTV Ratio(2)	Whole Loan LTV Ratio(3)	Mortgage Loan Underwritten NCF DSCR(2)	Whole Loan Underwritten NCF DSCR(3)
[___]	$[___]	[___]%				[___]%		[___]x
[___](1)	$[___]	[___]%				[___]%		[___]x
[___]	$[___]	[___]%				[___]%		[___]x

(1)	[INDICATE THE OWNED SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]
(2)	Calculated including the related pari passu companion loans but excluding the related owned subordinate companion loan.
(3)	Calculated including the related pari passu companion loans and the related owned subordinate companion loan.

The [LIST SERVICED WHOLE LOANS] loans will be serviced by the master servicer and the special servicer pursuant to the indenture and servicing agreement for this transaction and are each referred to in this prospectus as a “serviced whole loan”, and the related companion loans are referred to in this prospectus as “serviced companion loans”.

The holder of the [LOAN-SPECIFIC CLASS] will have certain approval rights with respect to the related AB mortgage loan under certain circumstances.  See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

The loan identified in the table below will not be serviced under the indenture and servicing agreement and instead will be serviced under a separate indenture and servicing agreement identified below relating to the related companion loan and is referred to in this prospectus as a “non-serviced whole loan”. The related mortgage loan is referred to as a “non-serviced mortgage loan” and the related companion loan is referred to in this prospectus as a “non-serviced companion loan”. See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Non-Serviced Whole Loan

Loan Name	Transaction/Indenture Agreement	% of Initial Pool Balance	Master Servicer	Special Servicer	Indenture Trustee	Note Administrator	Custodian	Operating Advisor	Directing Holder

For further information regarding the whole loans, see “Description of the Mortgage Pool—The Whole Loans”, and for information regarding the servicing of the non-serviced whole loan, see “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Mortgage Loan Characteristics

[The following tables set forth certain anticipated characteristics of the mortgage loans as of the cut‑off date (unless otherwise indicated). Except as specifically provided in this prospectus, various information presented in this prospectus (including loan‑to‑value ratios, debt service coverage ratios, debt yields and cut-off date balances per net rentable square foot, pad, room or unit, as applicable) with respect to any mortgage loan with a pari passu companion loan or subordinate companion loan is calculated including the principal balance and debt service payment of the related pari passu companion loan(s), but is calculated excluding the principal balance and debt service payment of the related subordinate companion loan (or any other subordinate debt encumbering the related mortgaged property or any related mezzanine debt or preferred equity). However, unless specifically indicated, for the purpose of numerical and statistical information with respect to the composition of the mortgage pool contained in this prospectus (including any tables, charts and information set forth on Annex A-1, A-2 and A-3), no subordinate companion loan is reflected in this prospectus.

The sum of the numerical data in any column may not equal the indicated total due to rounding. Unless otherwise indicated, all figures and percentages presented in this “Summary of Terms” are calculated as described under “Description of the Mortgage Pool—Additional Information” and, unless otherwise indicated, such figures and percentages are approximate and in each case, represent the indicated figure or percentage of the aggregate principal balance of the pool of mortgage loans as of the cut‑off date. The principal balance of each mortgage loan as of the cut‑off date assumes the timely receipt of principal scheduled to be paid on or before the cut‑off date and no defaults, delinquencies or prepayments on, or modifications of, any mortgage loan on or prior to the cut‑off date. Whenever percentages and other information in this prospectus are presented on the mortgaged property level rather than the mortgage loan level, the information for mortgage loans secured by more than one mortgaged property (or comprised of more than one cross-collateralized mortgage loan) is based on allocated loan amounts as stated in Annex A-1.

The mortgage loans will have the following approximate characteristics as of the cut‑off date:
Cut‑off Date Mortgage Loan Characteristics

All Mortgage Loans
Initial Pool Balance	$[___]
Number of Mortgage Loans	[___]
Number of Mortgaged Properties	[___]
Number of Crossed Loan Pools	[___]
Crossed Loan Pools as a Percentage	[___]%
Range of Cut‑off Date Balances	$[___] to $[___]
Average Cut‑off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted Average Mortgage Rate	[___]%
Range of Original Terms to Maturity	[_] months to [_] months
Weighted Average Original Term to Maturity	[___] months
Range of Remaining Terms to Maturity	[_] months to [_] months
Weighted Average Remaining Term to Maturity	[___] months
Range of Original Amortization Term	[_] months to [_] months
Weighted Average Original Amortization Term	[___] months
Range of Remaining Amortization Terms	[_] months to [_] months
Weighted Average Remaining Amortization Term	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted Average LTV Ratio	[___]%
Range of LTV Ratios as of the Maturity Date	[___]% to [___]%
Weighted Average LTV Ratio as of the Maturity Date	[___]%
Range of UW NCF DSCR	[___]x to [___]x
Weighted Average UW NCF DSCR	[___]x
Range of UW NOI Debt Yield
Weighted Average UW NOI Debt Yield
Percentage of Initial Pool Balance consisting of:
Interest Only‑Balloon	[___]%
Balloon	[___]%
Interest Only	[___]%
ARD‑Interest Only	[___]%
ARD‑Interest Only‑Balloon	[___]%
ARD‑Balloon	[___]%

______________
* [THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]
[#] Subject to a permitted variance of plus or minus [5]%.
[#] [Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

[#]     In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more pari passu companion loans or a subordinate companion loan that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans but excluding the related subordinate companion loan.

[#]     Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (ii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

[#] [Add any necessary footnotes for Owned Subordinate Companion Loans]

[All] of the mortgage loans accrue interest on an actual/360 basis. [DESCRIBE ALTERNATIVE BASIS]
For further information regarding the Mortgage Loans, see “Description of the Mortgage Pool”.
Modified and Refinanced Loans	As of the cut-off date, [none] of the mortgage loans were modified due to a delinquency.

Several of the mortgage loans were refinancings of loans in default at the time of refinancing and/or otherwise involved discounted pay-offs in connection with the origination of the mortgage loan as described below:

[INSERT RELEVANT INFORMATION]
See “Description of the Mortgage Pool”.
[Loans Underwritten Based on Projections of Future Income
[With respect to [__] of the mortgaged properties, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (by allocated loan amount), such mortgaged properties (i) were constructed or the subject of a major renovation that was completed within 12 calendar months prior to the cut-off date and, therefore, the related mortgaged property has no or limited prior operating history, (ii) have a borrower or an affiliate under the related mortgage loan that acquired the related mortgaged property within 12 calendar months prior to the cut-off date and such borrower or affiliate was unable to provide the related mortgage loan seller with historical financial information for such acquired mortgaged property and/or (iii) are single tenant properties subject to triple-net leases with the related tenant where the related borrower did not provide the related mortgage loan seller with historical financial information for the related mortgaged property.

See “Description of the Mortgage Pool”.]]
[Certain Variances from Underwriting Standards
[Certain of the mortgage loans may vary from the underwriting guidelines described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers” with respect to the related third party materials requirements. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Exceptions to 3650 REIT’s Disclosed Underwriting Guidelines”. [Describe the nature of any material exceptions granted by the originator to its underwriting guidelines, including the number and percentage of loans with such exceptions.]]

Additional Aspects of the Notes
Denominations	The offered notes that are initially offered and sold to purchasers will be issued in minimum denominations of $[____] and integral multiples of $1 in excess of $[____].
Registration, Clearance and Settlement	Each class of offered notes will initially be registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC.

You may hold offered notes through: (1) DTC in the United States; or (2) Clearstream Banking, Luxembourg or Euroclear Bank, as operator of the Euroclear System. Transfers within DTC, Clearstream Banking, Luxembourg or Euroclear Bank, as operator of the Euroclear System, will be made in accordance with the usual rules and operating procedures of those systems.

We may elect to terminate the book‑entry system through DTC (with the consent of the DTC participants), Clearstream Banking, Luxembourg or Euroclear Bank, as operator of the Euroclear System, with respect to all or any portion of any class of the offered notes.

See “Description of the Notes—Delivery, Form, Transfer and Denomination—Book‑Entry Registration”.
Credit Risk Retention
For a discussion on the manner in which [NAME OF RETAINING SPONSOR REQUIRED TO SATISFY RISK RETENTION] have satisfied and intend to continue to satisfy their credit risk retention requirements, see “Credit Risk Retention”.

Information Available to Noteholders
On each payment date, the note administrator will prepare and make available to each noteholder of record, initially expected to be Cede & Co., a statement as to the payments being made on that date. Additionally, under certain circumstances, noteholders of record may be entitled to certain other information regarding the issuing entity. See “Description of the Notes—Reports to Noteholders; Certain Available Information”.

Deal Information/Analytics	Certain information concerning the mortgage loans and the notes may be available to subscribers through the following services:
• [Identify third party analysis providers to be used.]
• The note administrator’s website initially located at www.[_____].com
• The master servicer’s website initially located at www.[_____].com
[Clean-up Call
The notes are redeemable by the issuing entity, in whole but not in part, at the direction of holders of the notes evidencing a majority of the aggregate outstanding principal balance of the Class [MOST SUBORDINATE CLASS] notes, at a price equal to their respective redemption prices, on any payment date on or after which the aggregate outstanding principal balance of the offered notes (but excluding any deferred interest added to the aggregate outstanding principal balance of any class of deferrable notes) has been reduced to [__]% or less of the aggregate outstanding principal balance of the offered notes on the closing date. See “Description of the Notes—Redemption of Notes—Clean-up Call”.]

[Tax Redemption
The notes may be redeemed by the issuing entity, at the direction of holders of the notes evidencing a majority of the aggregate outstanding principal balance of the Class [MOST SUBORDINATE CLASS] notes, in whole but not in part, at their respective redemption prices, on the payment date following the occurrence of any of the following: (i) any borrower is, or on the next scheduled due date under any mortgage loan, will be, required to deduct or withhold from any payment under any mortgage loan to the issuing entity for or on account of any tax for whatever reason and such borrower is not required to pay to the issuing entity such additional amount as is necessary to ensure that the net amount actually received by the issuing entity (free and clear of taxes, whether assessed against such borrower or the issuing entity) will equal the full amount that the issuing entity would have received had no such deduction or withholding been required, (ii) any jurisdiction imposes net income, profits, or similar tax on the issuing entity or (iii) the issuing entity fails to maintain its status as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal tax purposes.  See “Description of the Notes—Redemption of Notes—Tax Redemption”.

“Qualified REIT Subsidiary” means a corporation that, for U.S. federal tax purposes, is wholly owned by a real estate investment trust under Section 856(i)(2) of the Code.]
[Optional Redemption
The notes may be redeemed by the issuing entity, in whole but not in part, at the direction of holders of the notes evidencing a majority of the aggregate outstanding principal balance of the Class [MOST SUBORDINATE CLASS] notes, at their respective redemption prices, on any payment date after the business day immediately preceding the payment date in [NON-CALL PERIOD END DATE], prior to which the issuing entity is not permitted to exercise this optional redemption.]

Acceleration of Maturity at Events of Default
If an event of default occurs and is continuing with respect to the notes, then the indenture trustee may, and will at the direction of a majority, by outstanding principal balance, of each class of notes voting as a separate class (but excluding any notes held by the sponsor or its affiliates), declare all the principal of and accrued and unpaid interest on all the notes to be immediately due and payable (except that, in the case of an event of default relating to the bankruptcy of the issuing entity, such an acceleration will occur automatically). See “Indenture and Servicing Agreement—Events of Default”.

[Insert any series specific events that may trigger a liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds in accordance with Item 1103(a)(3)(vii) of Regulation AB.]
See [“Description of the Notes—Redemption of Notes—Optional Redemption”].
Required Repurchases or Substitutions of Mortgage Loans; Loss of Value Payment
Under certain circumstances, the related mortgage loan seller may be obligated to (i) repurchase (without payment of any yield maintenance charge or prepayment premium) or substitute for an affected mortgage loan from the issuing entity or (ii) make a cash payment that would be deemed sufficient to compensate the issuing entity in the event of a document defect or a breach of a representation and warranty made by the related mortgage loan seller with respect to the mortgage loan in the mortgage loan purchase agreement that materially and adversely affects the value of the mortgage loan, the value of the related mortgaged property or the interests of any noteholders in the mortgage loan or mortgaged property.  See “Description of the Mortgage Loan Purchase Agreements”.

Sale of Defaulted Loans
Pursuant to the indenture and servicing agreement, the special servicer is required to solicit offers for defaulted serviced mortgage loans (or a defaulted serviced whole loan) and/or related REO properties and accept the first (and, if multiple offers are received, the highest) cash offer from any person that constitutes a fair price for the defaulted serviced mortgage loan (or defaulted whole loan) or related REO property, determined as described in “Indenture and Servicing Agreement—Realization Upon Mortgage Loans” and “—Sale of Defaulted Loans and REO Properties”, unless the special servicer determines, in accordance with the servicing standard, that rejection of such offer would be in the best interests of the noteholders and the related pari passu companion loan holders (as a collective whole as if such noteholders and such companion loan holders constituted a single lender and, with respect to a whole loan with a subordinate companion loan, taking into account the subordinate nature of such subordinate companion loan).

[If a non-serviced mortgage loan with a related pari passu companion loan becomes a defaulted mortgage loan and the special servicer under the related indenture and servicing agreement for the related pari passu companion loan determines to sell such pari passu companion loan, then that special servicer will be required to sell the non-serviced mortgage loan together with the related pari passu companion loan in a manner similar to that described above.] [See “Description of the Mortgage Pool—The Whole Loans”.]

[Any mortgage loan with associated mezzanine financing may be subject to a default-related purchase option on the part of the mezzanine lender.]

[Swap Contract; Credit Enhancement or Other Derivative Instrument]
[The issuing entity will have the benefit of an [interest rate] [currency] swap contract with [_____], a [insert entity type and jurisdiction of organization], as swap counterparty, in an initial notional amount equal to the aggregate initial principal balance of the Class [  ] notes.  The assets of the issuing entity, which will be pledged to the indenture trustee, include the issuing entity’s rights under the swap contract and payments made by the swap counterparty under the swap contract.  The notional amount of the swap contract will decrease to the extent of any decrease in the principal balance of the Class [__] notes. The swap contract will have an expiration date of the payment date in [_____] (the same date as the stated maturity date for the Class [__] notes) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each payment date interest accrued on the notional amount of the swap contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) + [__]% (based on the actual number of days in the interest accrual period for the notes and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a fixed interest rate of [__]% per annum. [_____], the credit support provider of the swap counterparty currently has a long-term rating of “[__]” by [_____] and “[__]” by [_____], and a short term rating of “[__]” by [_____] and “[__]” by [_____].  See “Description of the Derivative Instrument”.]

[Certain events that would cause termination of the interest rate swap contract would also cause the issuing entity to be obligated to make a swap termination payment to the swap counterparty (the amount of which the issuing entity cannot estimate at the date of this prospectus, but which may be significant). Certain of these swap termination payments owed to the swap counterparty could reduce the amounts available to be paid to all noteholders following a swap termination. In this event, holders of the notes may suffer a loss. For additional information about the swap contract, we refer you to ‘‘The Swap Contract in this prospectus.]

[We cannot assure you that the swap contract will provide sufficient cash flow to enable the issuing entity to pay interest due on the Class [ ] notes.]
[INSERT ANY SERIES SPECIFIC CURRENCY SWAP DISCLOSURE.]
Tax Status
3650 Real Estate Investment Trust 2 LLC will receive an opinion of [__] to the effect that, under current U.S. federal income tax law:  (i) (a) 3650 Real Estate Investment Trust 2 LLC has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT with respect to its taxable year ending [INSERT RELEVANT TAX YEAR], and (b) assuming 3650 Real Estate Investment Trust 2 LLC qualifies as a REIT, the issuing entity will be a Qualified REIT Subsidiary for U.S. federal income tax purposes and (ii) to the extent issued to persons otherwise unrelated to the issuing entity, although there is no specific authority with respect to the U.S. federal income tax characterization of securities having the same terms as the offered notes, the offered notes will be treated as indebtedness for U.S. federal income tax purposes. See “Material Federal Income Tax Considerations”.

Certain ERISA Considerations
Generally, employee benefit plans and arrangements, whether or not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), may acquire the offered notes, subject to certain restrictions. In considering whether to purchase the offered notes on behalf of a Benefit Plan Investor (as defined below) or other plan, each fiduciary should consult with its own counsel regarding the potential consequences under ERISA, Section 4975 of the Code or Similar Law (as defined below) of the acquisition and holding of such offered notes. Any purchaser or transferee of the offered notes will be deemed to have made certain representations regarding ERISA, Section 4975 of the Code and Similar Law. See “Certain ERISA Considerations”.

Legal Investment	[SPECIFY CLASSES] [None of the] notes will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended.

If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the notes. You should consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the notes.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended contained in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd‑Frank Act (both as defined in this prospectus).

See “Legal Investment”.
Ratings
The offered notes will not be issued unless each of the offered classes receives a credit rating from one or more of the nationally recognized statistical rating organizations engaged by the depositor to rate the offered notes.  [The decision not to engage one or more other rating agencies in the rating of certain classes of notes to be issued in connection with this transaction, may negatively impact the liquidity, market value and regulatory characteristics of those classes of notes.  Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of notes after the date of this prospectus.]

See “Risk Factors—Other Risks Relating to the Notes—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Notes; Ratings of the Notes Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded” and “Ratings”.

SUMMARY OF RISK FACTORS
Investing in the notes involves risks. Any of the risks set forth in this prospectus under the heading “Risk Factors” may have a material adverse effect on the cash flow on one or more mortgaged properties, the related borrowers’ ability to meet their respective payment obligations under the mortgage loans, and/or on your notes. As a result, the market price of the notes could decline significantly and you could lose a part or all of your investment. You should carefully consider all the information set forth in this prospectus and, in particular, evaluate the risks set forth in this prospectus under the heading “Risk Factors” before deciding to invest in the notes. The following is a summary of some of the principal risks associated with an investment in the notes:
Special Risks
•
COVID-19:  Economic conditions and restrictions on enforcing landlord rights due to the COVID-19 pandemic and related governmental countermeasures may adversely affect the borrowers and/or the tenants and, therefore, the notes.  In addition, the underwriting of certain mortgage loans and the appraisals and property condition reports for certain mortgaged properties were conducted prior to the COVID-19 pandemic and therefore may not reflect current conditions with respect to the mortgaged properties or the borrowers.

Risks Relating to the Mortgage Loans
•
Non-Recourse Loans:  The mortgage loans are non-recourse loans, and in the event of a default on a mortgage loan, recourse generally may only be had against the specific mortgaged property(ies) and other assets that have been pledged to secure the mortgage loan. Consequently, payment on the notes is dependent primarily on the sufficiency of the net operating income or market value of the mortgaged properties, each of which may be volatile.

•
Borrowers:  Frequent and early occurrence of borrower delinquencies and defaults may adversely affect your investment. Bankruptcy proceedings involving borrowers, borrower organizational structures and additional debt incurred by a borrower or its sponsors may increase risk of loss. In addition, borrowers may be unable to refinance or repay their mortgage loans at the maturity date or anticipated repayment date.

•
Property Performance:  Noteholders are exposed to risks associated with the performance of the mortgaged properties, including location, competition, condition (including environmental conditions), maintenance, ownership, management, and litigation.  Property values may decrease even when current operating income does not.  The property type (e.g., [IDENTIFY PROPERTY TYPES INCLUDED IN MORTGAGE POOL]) may present additional risks.

•
Loan Concentration:  Certain of the mortgage loans represent significant concentrations of the mortgage pool as of the cut-off date. A default on one or more of such mortgage loans may have a disproportionate impact on the performance of the notes.

•
Property Type Concentration:  Certain property types represent significant concentrations of the mortgaged properties securing the mortgage pool as of the cut-off date, based on allocated loan amounts.  Adverse developments with respect to those property types or related industries may have a disproportionate impact on the performance of the notes.

•
Other Concentrations:  Losses on loans to related borrowers or cross-collateralized and cross-defaulted loan groups, geographical concentration of the mortgaged properties, and concentration of tenants among the mortgaged properties, may disproportionately affect payments on the offered notes.

•
Tenant Performance: The repayment of a commercial or multifamily mortgage loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents.  Therefore, the performance of the mortgage loans will be highly dependent on the performance of tenants and tenant leases.

•
Significant Tenants:  Properties that are leased to a single tenant or a tenant that comprises a significant portion of the rental income are disproportionately susceptible to interruptions of cash flow in the event of a lease expiration or termination or a downturn in the tenant’s business.

•	Underwritten Net Cash Flow: Underwritten net cash flow for the mortgaged properties could be based on incorrect or flawed assumptions.
•	Appraisals: Appraisals may not reflect the current or future market value of the mortgaged properties.
•	Inspections: Property inspections may not identify all conditions requiring repair or replacement.
•	Insurance: The absence or inadequacy of terrorism, fire, flood, earthquake and other insurance may adversely affect payment on the notes.
•
Zoning:  Changes in zoning laws may affect the ability to repair or restore a mortgaged property. Properties or structures considered to be “legal non-conforming” may not be able to be restored or rebuilt “as-is” following a casualty or loss.

Risks Relating to Conflicts of Interest
•	Transaction Parties: Conflicts of interest may arise from the transaction parties’ relationships with each other or their economic interests in the transaction.
•
Directing Holder and Companion Holders:  Certain noteholders and companion loan holders have control and/or consent rights regarding the servicing of the mortgage loans and related whole loans.  Such rights include rights to remove and replace the special servicer without cause and/or to direct or recommend the special servicer or non-serviced special servicer to take actions that conflict with the interests of holders of certain classes of notes. The right to remove and replace the special servicer may give the directing holder the ability to influence the special servicer’s servicing actions in a manner that may be more favorable to the directing holder relative to other noteholders.

Other Risks Relating to the Notes
•
Limited Obligations:  The notes will only represent non-recourse obligations of the issuing entity, and will not be guaranteed by the sponsors, the depositor or any other person. The issuing entity’s assets may be insufficient to repay the offered notes in full.

•
Uncertain Yields to Maturity:  The offered notes have uncertain yields to maturity.  Prepayments on the underlying mortgage loans will affect the average lives of the notes; and the rate and timing of prepayments may be highly unpredictable.  Optional early termination of the issuing entity may also adversely impact your yield or may result in a loss.

•	Rating Agency Feedback: Future events could adversely impact the credit ratings and value of your notes.
•	Limited Credit Support: Credit support provided by subordination of certain notes is limited and may not be sufficient to prevent loss on the offered notes.

RISK FACTORS
You should carefully consider the following risks before making an investment decision. In particular, payments on your notes will depend on payments received on, and other recoveries with respect to the mortgage loans. Therefore, you should carefully consider the risk factors relating to the mortgage loans and the mortgaged properties.
If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.
[RISK FACTORS IDENTIFIED IN BRACKETS WILL BE REMOVED FROM TRANSACTIONS THAT DO NOT HAVE MORTGAGE LOANS, MORTGAGED PROPERTIES OR BORROWER/SPONSOR ENTITIES SUBJECT TO THE INDICATED RISK]
Special Risks
[Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans
[TO BE UPDATED TO THE EXTENT NECESSARY TO PROVIDE A CURRENT DESCRIPTION OF THE SPECIFIC RISKS RELATED TO THE OFFER AND SALE OF THE SECURITIES] There has been a global outbreak of a novel coronavirus (SARS-CoV-2) and a related respiratory disease (“COVID-19”), which has spread throughout the world, including the United States, causing a global pandemic.  The COVID-19 pandemic has been declared to be a public health emergency of international concern by the World Health Organization, and the President of the United States has made a declaration under the Robert T. Stafford Disaster Relief and Emergency Assistance Act.  A significant number of countries and the majority of United States state governments have also made emergency declarations and have attempted to slow the spread of the virus by providing social distancing guidelines, issuing stay-at-home orders and mandating the closure of certain non-essential businesses.  Although vaccines have been approved and more are in development, there can be no assurance as to the availability of vaccines, the rate of vaccination or the effectiveness of vaccination against the COVID-19 virus or any mutations.  We cannot assure you when states will permit full resumption of economic activity, whether or when people will feel comfortable in resuming economic activity, that vaccines, containment or other measures will be successful in limiting the spread of the virus or that future regional or broader outbreaks of COVID-19 or other diseases will not result in resumed or additional countermeasures from governments.
The COVID-19 outbreak and corresponding countermeasures have led to severe disruptions in the global supply chain, financial and other markets, significant increases in unemployment, significant reductions in consumer demand and downturns in the economies of many nations, including the United States, and those disruptions will likely continue for some time.  While the United States government and other governments have implemented unprecedented financial support and relief measures (such as the Coronavirus Aid, Relief and Economic Security Act), the effectiveness of such measures cannot be predicted.  The United States economy has begun to contract, and it is unclear how large the contraction will be, how long it will last, and when economic expansion will resume.
With respect to the mortgage pool, it is unclear how many borrowers have been adversely affected by the COVID-19 pandemic. It is expected that many borrowers will be (or continue to be) adversely affected by the cumulative effects of COVID-19 and the measures implemented by governments to combat the pandemic. As a result, borrowers may not and/or may be unable to meet their payment obligations under the mortgage loans, which may result in significant losses, including shortfalls in payments of interest and/or principal to the holders of the notes. Shortfalls and losses will be particularly pronounced to the extent that the related mortgaged properties are located in geographic areas with significant numbers of COVID-19 cases or relatively restrictive COVID-19 countermeasures.  Certain geographic regions of the United States, such as New York City, have experienced a larger concentration of COVID-19 infections and deaths than other regions, which is expected to result in lengthier stay at home orders than in other less-impacted regions.  However, as the COVID-19 emergency has continued, various regions of the United States have seen fluctuations in rates of COVID-19 cases. Therefore, we cannot assure you that any region will not experience an increase in such rates, and corresponding governmental countermeasures and economic distress.
While the COVID-19 pandemic has created personnel, supply-chain and other logistical issues that affect all property types, the effects are particularly severe for certain property types. For example:
•
hospitality properties and casino properties, due to travel limitations implemented by governments and businesses as well as declining interest in travel generally, and current or future closures, whether government mandated or voluntary;

•
retail properties, due to store closures, either government mandated or voluntary, declining interest in visiting large shared spaces such as shopping malls, restaurants, bars and movie theatres, and tenants (including certain national and regional chains) refusing to pay rent;

•
self storage properties, due to increasing unemployment rates and a general reduction in disposable income available for non-essential expenses for their tenants, who typically lease space under short-term leases;

•	multifamily properties, due to federal, state and local moratoria on eviction proceedings and other mandated tenant forbearance programs, as well as increasing unemployment rates;
•	industrial properties, due to restrictions or shutdowns of tenant operations at such properties or as a result of general financial distress of such tenants;
•
properties with significant tenants that operate co-working or office-sharing spaces, due to restrictions on such spaces or declining interest in such spaces by their users, who typically are unaffiliated and license or sublease space for shorter durations; and

•
properties with significant tenants with executed leases but not yet in place and whose leases are conditioned on tenant improvements being completed, the delivery of premises, or the vacancy of a current tenant by a date certain, due to lack of access to the mortgaged property and disruptions in labor and the global supply chain.

Federal, state and local governmental authorities may implement (and in some cases may already have implemented) measures designed to provide relief to borrowers and tenants, including moratoria on foreclosure or eviction proceedings and mandated forbearance programs. [For example, [ADD JURISDICTION SPECIFIC EXAMPLES AS WARRANTED BY MORTGAGE POOL.]]
In addition, businesses are adjusting their business plans in response to government actions and new industry practices in order to change how, how many and from where staff members work.  Such changes may lead to reduced or modified levels of service, including in the services provided by the master servicer, the special servicer, the note administrator and the other parties to this transaction.  Such parties’ ability to perform their respective obligations under the transaction documents may be adversely affected by such changes.  Furthermore, because the master servicer and special servicer operate according to a servicing standard that is in part based on accepted industry practices, the servicing actions taken by such parties may vary from historical norms to the extent that such accepted industry practices change.
The loss models used by any NRSRO to rate the notes may not have accounted for the possible economic effects of the COVID-19 pandemic or the borrowers’ ability to make payments on the mortgage loans. We cannot assure you that declining economic conditions precipitated by COVID-19 and the measures implemented by governments to combat the pandemic will not result in downgrades to the ratings of the notes after the closing date.
Tenants may be unable to meet their rent obligations as a result of extended periods of unemployment and business slowdowns and shutdowns. Accordingly, tenants at the mortgaged properties have sought and are expected to continue to seek rent relief at the mortgaged properties, and it would be expected that rent collections and/or occupancy rates may decline. Even as areas of the country reopen, we cannot assure you as to if and when the operations of commercial tenants and the income earning capacity of residential tenants will reach pre-COVID-19 pandemic levels. Prospective investors should also consider as the country reopens the impact that a continued surge in (as well as any future prolonged waves of) COVID-19 cases could have on economic conditions.
We cannot assure you that the cash flow at the mortgaged properties will be sufficient for the borrowers to pay all required insurance premiums.  While certain mortgage loans provide for insurance premium reserves, we cannot assure you that the borrower will be able to continue to fund such reserve or that such reserve will be sufficient to pay all required insurance premiums.
Although each mortgage loan generally requires the related borrower to maintain business interruption insurance, certain insurance companies have reportedly taken the position that such insurance does not cover closures due to the COVID-19 emergency.  In addition, the COVID-19 emergency could adversely affect future availability and coverage of business interruption insurance. Furthermore, it is unclear whether such closures due to COVID-19 will trigger co-tenancy provisions.
Investors should understand that the underwriting of certain mortgage loans and the appraisals and property condition reports for certain mortgaged properties were conducted prior to the COVID-19 pandemic and therefore may not reflect current conditions with respect to the mortgaged properties or the borrowers.  In addition, the underwriting of mortgage loans originated during the COVID-19 pandemic may be based on assumptions that do not reflect current conditions.  When evaluating the financial information and mortgaged property valuations presented in this prospectus (including certain information set forth in  “Summary of Notes”, “Description of the Mortgage Pool—Mortgage Pool Characteristics”, “Description of the Mortgage Pool—Certain Calculations and Definitions”, Annex A-1 and Annex A-2), investors should take into consideration the dates as of which historical financial information is presented and appraisals and property condition reports were conducted and that the underwritten information does not reflect the events described in this risk factor or any potential impacts of the COVID-19 pandemic. Because a pandemic of the scale and scope of the COVID-19 pandemic has not occurred in recent years, historical delinquency and loss experience is unlikely to accurately predict the performance of the mortgage loans in the mortgage pool. Investors should expect higher-than-average delinquencies and losses on the mortgage loans. The aggregate number and size of delinquent loans in a given collection period may be significant, and the master servicer may determine that advances of payments on such mortgage loans are not or would not be recoverable or may not be able to make such advances given the severity of delinquencies (in this transaction or other transactions), which would result in shortfalls and losses on the notes.
Some borrowers may seek forbearance arrangements at some point in the near future, if they have not already made such request. We cannot assure you that the borrowers will be able to make debt service payments (including deferred amounts that were previously subject to forbearance) after the expiration of any such forbearance period.  Some borrowers may also seek to use funds on deposit in reserve or escrow accounts to make debt service payments, rather than for the explicit purpose set forth in the mortgage loan documents.  We cannot assure you that the cash flow at the mortgaged properties will be sufficient for the borrowers to replenish those reserves or escrows, which would then be unavailable for their original intended use.
In addition, you should expect that a number of borrowers may not make timely payment on their mortgage loans at some point during the continuance of the COVID-19 pandemic. In response, the master servicer and the special servicer may implement a range of actions with respect to affected borrowers and the related mortgage loans to forbear or modify the loan terms consistent with the applicable servicer’s customary servicing practices. Such actions may also lead to shortfalls and losses on the notes.
The borrowers have provided additional information regarding the status of the mortgage loans and mortgaged properties, which is described under “Description of the Mortgage Pool—COVID Considerations”, as of the dates set forth in that section.  We cannot assure you that the information in that section is indicative of future performance or that tenants or borrowers will not seek rent or debt service relief (including forbearance arrangements) or other lease or loan modifications in the future. Such actions may lead to shortfalls and losses on the notes.
Although the borrowers and certain tenants may have made their January and/or February debt service and rent payments, we cannot assure you that they will be able to make future payments.  While certain mortgage loans may provide for debt service or rent reserves, we cannot assure you that any such reserve will be sufficient to satisfy any or all debt service payments on the affected mortgage loans.
Furthermore, we cannot assure you that future failure to make rent or debt service payments will not trigger cash sweeps or defaults under the mortgage loan documents.
In addition, servicers have reported an increase in borrower requests as a result of the COVID-19 pandemic. It is likely that the volume of requests will continue to increase as the COVID-19 pandemic progresses. The increased volume of borrower requests and communication may result in delays in the servicers’ ability to respond to such requests and their ability to perform their respective obligations under the related transaction documents.
Further, some federal, state and local administrative offices and courts have closed due to the outbreak of the COVID-19 pandemic. Foreclosures, recordings of assignments and similar activities may not be processed in such offices and courts until such offices and courts reopen and may be further delayed as such offices and courts address any backlogs of such actions that accumulated during the period they were closed. Furthermore, to the extent the related jurisdiction has implemented, or implements, a moratorium on foreclosures, any processing of foreclosure actions would not commence until such moratorium has ended.
The widespread and cascading effects of the COVID-19 pandemic, including those described above, also heighten many of the other risks described in this “Risk Factors” section, such as those related to timely payments by borrowers and tenants, mortgaged property values and the performance, market value, credit ratings and secondary market liquidity of your notes.]
Risks Relating to the Mortgage Loans
Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed
The mortgage loans are not insured or guaranteed by any person or entity, governmental or otherwise.
Investors should treat each mortgage loan as a non-recourse loan. If a default occurs, recourse generally may be had only against the specific mortgaged properties and other assets that have been pledged to secure the mortgage loan. Consequently, payment prior to maturity is dependent primarily on the sufficiency of the net operating income of the mortgaged property. Payment at maturity or anticipated repayment date is primarily dependent upon the market value of the mortgaged property or the borrower’s ability to refinance or sell the mortgaged property.
Although the mortgage loans generally are non-recourse in nature, certain mortgage loans contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters. Certain mortgage loans set forth under “Description of the Mortgage Pool—Non-Recourse Carveout Limitations” either do not contain non-recourse carveouts or contain material limitations to non-recourse carveouts. Often these obligations are guaranteed by an affiliate of the related borrower, although liability under any such guaranty may be capped or otherwise limited in amount or scope. Furthermore, certain guarantors may be foreign entities or individuals which, while subject to the domestic governing law provisions in the guaranty and related mortgage loan documents, could nevertheless require enforcement of any judgment under a guaranty in a foreign jurisdiction, which could, in turn, cause a significant time delay or result in the inability to enforce the guaranty under foreign law. Additionally, any guarantor’s net worth and liquidity may be less (and in some cases, materially less) than amounts due under the related mortgage loan or the guarantor’s sole asset may be its interest in the related borrower. Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan. In all cases, however, the mortgage loans should be considered to be non-recourse obligations because neither the depositor nor the sponsors make any representation or warranty as to the obligation or ability of any borrower or guarantor to pay any deficiencies between any foreclosure proceeds and the mortgage loan indebtedness.

Risks of Commercial and Multifamily Lending Generally

The mortgage loans will be secured by various income producing commercial and multifamily properties. The repayment of a commercial or multifamily loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Even the liquidation value of a commercial property is determined, in substantial part, by the capitalization of the property’s ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the loan at any given time.

The net operating incomes and property values of the mortgaged properties may be adversely affected by a large number of factors. Some of these factors relate to the properties themselves, such as:

•	the age, design and construction quality of the properties;
•	perceptions regarding the safety, convenience and attractiveness of the properties;
•	the characteristics and desirability of the area where the property is located;
•	the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees;
•	the proximity and attractiveness of competing properties;
•	the adequacy of the property’s management and maintenance;
•	increases in interest rates, real estate taxes and operating expenses at the property and in relation to competing properties;
•	an increase in the capital expenditures needed to maintain the properties or make improvements;
•	a decline in the businesses operated by tenants or in their financial condition;
•	an increase in vacancy rates; and
•	a decline in rental rates as leases are renewed or entered into with new tenants.

Other factors are more general in nature, such as:

•	national or regional economic conditions, including plant closings, military base closings, industry slowdowns, oil and/or gas drilling facility slowdowns or closings and unemployment rates;
•	local real estate conditions, such as an oversupply of competing properties, retail space, office space, multifamily housing or hotel capacity;

•	demographic factors;
•	consumer confidence;
•	consumer tastes and preferences;
•	political factors;
•	environmental factors;
•	seismic activity risk;
•	retroactive changes in building codes;
•	changes or continued weakness in specific industry segments;
•	location of certain mortgaged properties in less densely populated or less affluent areas; and
•	the public perception of safety for customers and clients.

The volatility of net operating income will be influenced by many of the foregoing factors, as well as by:

•	the length of tenant leases (including that in certain cases, all or substantially all of the tenants, or one or more sole, anchor or other major tenants, at a particular mortgaged property may have leases that expire or permit the tenant(s) to terminate its lease during the term of the loan);
•	the quality and creditworthiness of tenants;
•	tenant defaults;
•	in the case of rental properties, the rate at which new rentals occur; and
•	the property’s “operating leverage”, which is generally the percentage of total property expenses in relation to revenue, the ratio of fixed operating expenses to those that vary with revenues, and the level of capital expenditures required to maintain the property and to retain or replace tenants.

A decline in the real estate market or in the financial condition of a major tenant will tend to have a more immediate effect on the net operating income of properties with relatively higher operating leverage or short term revenue sources, such as short term or month to month leases, and may lead to higher rates of delinquency or defaults.

Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases

General.

Any tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If tenants’ sales were to decline, percentage rents may decline and, further, tenants may be unable to pay their base rent or other occupancy costs. If a tenant defaults in its obligations to a property owner, that property owner may experience delays in enforcing its rights as lessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and reletting the property. Additionally, the income from, and market value of, the mortgaged properties leased to various tenants would be adversely affected if:

•	space in the mortgaged properties could not be leased or re-leased or substantial re-leasing costs were required and/or the cost of performing landlord obligations under existing leases materially increased;

•	leasing or re-leasing is restricted by exclusive rights of tenants to lease the mortgaged properties or other covenants not to lease space for certain uses or activities, or covenants limiting the types of tenants to which space may be leased;
•	a significant tenant were to become a debtor in a bankruptcy case;
•	rental payments could not be collected for any other reason; or
•	a borrower fails to perform its obligations under a lease resulting in the related tenant having a right to terminate such lease.

Certain tenants currently may be in a rent abatement period. We cannot assure you that such tenants will be in a position to pay full rent when the abatement period expires. We cannot assure you that the net operating income contributed by the mortgaged properties will remain at its current or past levels.

A Tenant Concentration May Result in Increased Losses. Mortgaged properties that are owner-occupied or leased to a single tenant, or a tenant that makes up a significant portion of the rental income, also are more susceptible to interruptions of cash flow if that tenant’s business operations are negatively impacted or if such tenant fails to renew its lease. This is so because:

•	the financial effect of the absence of rental income may be severe;
•	more time may be required to re-lease the space; and
•	substantial capital costs may be incurred to make the space appropriate for replacement tenants.

In the event of a default by that tenant, if the related lease expires prior to the mortgage loan maturity date and the related tenant fails to renew its lease or if such tenant exercises an early termination option, there would likely be an interruption of rental payments under the lease and, accordingly, insufficient funds available to the borrower to pay the debt service on the mortgage loan. In certain cases where the tenant owns the improvements on the mortgaged property, the related borrower may be required to purchase such improvements in connection with the exercise of its remedies.

With respect to certain of these mortgaged properties that are leased to a single tenant, the related leases may expire prior to, or soon after, the maturity dates of the mortgage loans or the related tenant may have the right to terminate the lease prior to the maturity date of the mortgage loan. If the current tenant does not renew its lease on comparable economic terms to the expired lease, if a single tenant terminates its lease or if a suitable replacement tenant does not enter into a new lease on similar economic terms, there could be a negative impact on the payments on the related mortgage loan.

A deterioration in the financial condition of a tenant, the failure of a tenant to renew its lease or the exercise by a tenant of an early termination right can be particularly significant if a mortgaged property is owner-occupied, leased to a single tenant, or if any tenant makes up a significant portion of the rental income at the mortgaged property.

Concentrations of particular tenants among the mortgaged properties or within a particular business or industry at one or multiple mortgaged properties increase the possibility that financial problems with such tenants or such business or industry sectors could affect the mortgage loans. In addition, the mortgage loans may be adversely affected if a tenant at the mortgaged property is highly specialized, or dependent on a single industry or only a few customers for its revenue. See “—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” below, and “Description of the Mortgage Pool—Tenant Issues—Tenant Concentrations” for information on tenant concentrations in the mortgage pool.

Mortgaged Properties Leased to Multiple Tenants Also Have Risks. If a mortgaged property has multiple tenants, re-leasing expenditures may be more frequent than in the case of mortgaged properties with fewer tenants, thereby reducing the cash flow available for payments on the related mortgage loan.

Multi-tenant mortgaged properties also may experience higher continuing vacancy rates and greater volatility in rental income and expenses. See Annex A-1 for tenant lease expiration dates for the five largest tenants at each mortgaged property.

Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks. If a mortgaged property is leased in whole or substantial part to the borrower under the mortgage loan or to an affiliate of the borrower, there may be conflicts. For instance, it is more likely a landlord will waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. We cannot assure you that the conflicts arising where a borrower is affiliated with a tenant at a mortgaged property will not adversely impact the value of the related mortgage loan.

In certain cases, an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property. Master leases in these circumstances may be used to bring occupancy to a “stabilized” level with the intent of finding additional tenants to occupy some or all of the master leased space, but may not provide additional economic support for the mortgage loan. If a mortgaged property is leased in whole or substantial part to the borrower or to an affiliate of the borrower, a deterioration in the financial condition of the borrower or its affiliates could significantly affect the borrower’s ability to perform under the mortgage loan as it would directly interrupt the cash flow from the mortgaged property if the borrower’s or its affiliate’s financial condition worsens. We cannot assure you that any space leased by a borrower or an affiliate of the borrower will eventually be occupied by third party tenants.

See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases” for information on properties leased in whole or in part to borrowers and their affiliates.

 Tenant Bankruptcy Could Result in a Rejection of the Related Lease. The bankruptcy or insolvency of a major tenant or a number of smaller tenants, such as in retail properties, may have an adverse impact on the mortgaged properties affected and the income produced by such mortgaged properties. Under the federal bankruptcy code, a tenant has the option of assuming or rejecting or, subject to certain conditions, assuming and assigning to a third party, any unexpired lease. If the tenant rejects the lease, the landlord’s claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim against the tenant and a lessor’s damages for lease rejection are generally subject to certain limitations. We cannot assure you that tenants of the mortgaged properties will continue making payments under their leases or that tenants will not file for bankruptcy protection in the future or, if any tenants do file, that they will continue to make rental payments in a timely manner. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”. See “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings” for information regarding bankruptcy issues with respect to certain mortgage loans.

Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure. In certain jurisdictions, if tenant leases are subordinated to the liens created by the mortgage but do not contain attornment provisions that require the tenant to subordinate the lease if the mortgagee agrees to enter into a non-disturbance agreement, the tenants may terminate their leases upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, such mortgaged property could experience a further decline in value if such tenants’ leases were terminated. This is particularly likely if those tenants were paying above-market rents or could not be replaced. If a lease is not subordinate to a mortgage, the issuing entity will not possess the right to dispossess the tenant upon foreclosure of the mortgaged property (unless otherwise agreed to with the tenant). Also, if the lease contains provisions inconsistent with the mortgage (e.g., provisions relating to application of insurance proceeds or condemnation awards) or which could affect the enforcement of the lender’s rights (e.g., a right of first refusal to purchase the property), the provisions of the lease will take precedence over the provisions of the mortgage. Not all leases were reviewed to ascertain the existence of attornment or subordination provisions.

With respect to certain of the mortgage loans, the related borrower may have given to certain tenants or others an option to purchase, a right of first refusal and/or a right of first offer to purchase all or a portion of the mortgaged property in the event a sale is contemplated, and such right is not subordinate to the related mortgage. This may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure, or, upon foreclosure, this may affect the value and/or marketability of the related mortgaged property. See “Description of the Mortgage Pool—Tenant Issues—Purchase Options and Rights of First Refusal” for information regarding material purchase options and/or rights of first refusal, if any, with respect to mortgaged properties securing certain mortgage loans.

Early Lease Termination Options May Reduce Cash Flow. Leases often give tenants the right to terminate the related lease, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including:

•	if the borrower for the applicable mortgaged property allows uses at the mortgaged property in violation of use restrictions in current tenant leases,
•	if the borrower or any of its affiliates owns other properties within a certain radius of the mortgaged property and allows uses at those properties in violation of use restrictions,
•	if the related borrower fails to provide a designated number of parking spaces,
•	if there is construction at the related mortgaged property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant’s use of the mortgaged property or otherwise violate the terms of a tenant’s lease,

•	upon casualty or condemnation with respect to all or a portion of the mortgaged property that renders such mortgaged property unsuitable for a tenant’s use or if the borrower fails to rebuild such mortgaged property within a certain time,
•	if a tenant’s use is not permitted by zoning or applicable law,
•	if the tenant is unable to exercise an expansion right,
•	if the landlord defaults on its obligations under the lease,
•	if a landlord leases space at the mortgaged property or within a certain radius of the mortgaged property to a competitor,
•	if the tenant fails to meet certain sales targets or other business objectives for a specified period of time,
•	if significant tenants at the subject property go dark or terminate their leases, or if a specified percentage of the mortgaged property is unoccupied,
•	if the landlord violates the tenant’s exclusive use rights for a specified period of time,
•	in the case of government sponsored tenants, any time or for lack of appropriations, or
•	if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants’ business or operations.

In certain cases, compliance or satisfaction of landlord covenants may be the responsibility of a third party affiliated with the borrower or, in the event that partial releases of the applicable mortgaged property are permitted, an unaffiliated or affiliated third party.

Any exercise of a termination right by a tenant at a mortgaged property could result in vacant space at the related mortgaged property, renegotiation of the lease with the related tenant or re-letting of the space. Any such vacated space may not be re-let. Furthermore, such foregoing termination and/or abatement rights may arise in the future or materially adversely affect the related borrower’s ability to meet its obligations under the related loan documents. See “Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations” for information on material tenant lease expirations and early termination options.

Mortgaged Properties Leased to Not-for-Profit Tenants Also Have Risks. Certain mortgaged properties may have tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on office space and other operating expenses. We cannot assure you that the rate, frequency and level of individual contributions or governmental grants and subsidies will continue with respect to any such institution. A reduction in contributions or grants may impact the ability of the related institution to pay rent, and we cannot assure you that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent.

[Retail Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] The value of retail properties is significantly affected by the quality of the tenants as well as fundamental aspects of real estate, such as location and market demographics, as further described in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above. The correlation between success of tenant business and a retail property’s value may be more direct with respect to retail properties than other types of commercial property because a component of the total rent paid by certain retail tenants is often tied to a percentage of gross sales.

Whether a retail property is “anchored”, “shadow anchored” or “unanchored” is also an important consideration. Retail properties that have anchor tenant-owned stores often have reciprocal easement and/or operating agreements (each, an “REA”) between the retail property owner and such anchor tenants containing certain operating and maintenance covenants. Although an anchor tenant is often required to pay a contribution toward common area maintenance and real estate taxes on the improvements and related real property, an anchor tenant that owns its own parcel does not pay rent. However, the presence or absence of an “anchor tenant” or a “shadow anchor tenant” in or near a retail property also can be important because anchors play a key role in generating customer traffic and making a retail property desirable for other tenants. Many of the retail properties that will secure one or more mortgage loans will also have shadow anchor tenants. An “anchor tenant” is located on the related mortgaged property, usually proportionately larger in size than most or all other tenants in the mortgaged property and is vital in attracting customers to a retail property. A “shadow anchor tenant” is usually proportionally larger in size than most tenants in the mortgaged property, is important in attracting customers to a retail property and is located sufficiently close and convenient to the mortgaged property so as to influence and attract potential customers, but is not located on the mortgaged property.

The economic performance of an anchored or shadow anchored retail property will consequently be adversely affected by:

•	an anchor tenant’s or shadow anchor tenant’s failure to renew its lease or the termination of an anchor tenant’s or shadow anchor tenant’s lease;
•	if the anchor tenant or shadow anchor tenant decides to vacate;
•	the bankruptcy or economic decline of an anchor tenant, shadow anchor or self-owned anchor; or
•	the cessation of the business of an anchor tenant, a shadow anchor tenant or of a self-owned anchor or a change in use or in the nature of its retail operations (notwithstanding its continued payment of rent).

If anchor stores in a mortgaged property were to close, the related borrower may be unable to replace those anchors in a timely manner or without suffering adverse economic consequences. In addition, it is common for anchor tenants and non-anchor tenants at anchored or shadowed anchored retail centers to have co-tenancy clauses and/or operating covenants in their leases or operating agreements that permit those tenants or anchor stores to cease operating, reduce rent or terminate their leases if the anchor or shadow anchor tenant goes dark. Even if non-anchor tenants do not have termination or rent abatement rights, because the anchor or shadow anchor tenant plays a key role in generating customer traffic and making a center desirable for other tenants, the loss of an anchor tenant may have a material adverse impact on the non-anchor tenant’s ability to operate, which may in turn adversely impact the borrower’s ability to meet its obligations under the related loan documents. In addition, in the event that a “shadow anchor” fails to renew its lease, terminates its lease or otherwise ceases to conduct business within a close proximity to the mortgaged property, customer traffic at the mortgaged property may be substantially reduced. If an anchor tenant goes dark, generally the borrower’s only remedy is to terminate that lease after the anchor tenant has been dark for a specified amount of time.

We cannot assure you that if anchor tenants or shadow anchor tenants at a particular mortgaged property were to close or otherwise become vacant or remain vacant, such anchor tenants or shadow anchor tenants, as applicable, would be replaced in a timely manner or, if part of the collateral for the related mortgage loan, without incurring material additional costs to the related borrower and resulting in adverse economic effects.

Certain of the tenants or anchor tenants of the retail properties may have operating covenants in their leases or operating agreements which permit those tenants or anchor tenants to cease operating, reduce rent or terminate their leases if the subject store is not meeting the minimum sales requirement under its lease.

In addition, the limited adaptability of certain shopping malls that have proven unprofitable may result in high (and possibly extremely high) loss severities on mortgage loans secured by those shopping malls. For example, it is possible that a significant amount of advances made by the applicable servicer(s) of a mortgage loan secured by a shopping mall property, combined with low liquidation proceeds in respect of that property, may result in a loss severity exceeding 100% of the outstanding principal balance of that mortgage loan.

Certain anchor tenant and tenant estoppels will have been obtained in connection with the origination of the mortgage loans that may identify disputes between the related borrower and the applicable anchor tenant or tenant, or alleged defaults or potential defaults by the applicable property owner under the lease or REA. Such disputes, defaults or potential defaults, could lead to a termination or attempted termination of the applicable lease or REA by the anchor tenant or tenant or to litigation against the related borrower. We cannot assure you that these anchor tenant and tenant disputes will not have a material adverse effect on the ability of the related borrowers to repay their portion of the mortgage loan. In addition, we cannot assure you that the anchor tenant or tenant estoppels obtained identify all potential disputes that may arise with anchor tenants or tenants who did not provide estoppels prior to origination. We cannot assure you that the failure to have obtained related estoppel information will not have a material adverse effect on the related mortgage loans.

Retail properties also face competition from sources outside a given real estate market. For example, all of the following compete with more traditional retail properties for consumer dollars: factory outlet centers, discount shopping centers and clubs, catalogue retailers, home shopping networks, internet websites, and telemarketing. Continued growth of these alternative retail outlets (which often have lower operating costs) could adversely affect the rents collectible at the retail properties included in the pool of mortgage loans, as well as the income from, and market value of, the mortgaged properties and the related borrower’s ability to refinance such property. Moreover, additional competing retail properties may be built in the areas where the retail properties are located.

Certain retail properties have specialty use tenants. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses” below.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Retail Properties”.]

[Office Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION]In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of office properties, including:

•	the physical attributes of the building in relation to competing buildings, such as sophisticated building systems and/or business wiring requirements;
•	the adaptability of the building to changes in the technological needs of the tenants;
•	an adverse change in patterns of telecommuting or sharing of office space; and
•	in the case of medical office properties, the performance of a medical office property may depend on (a) the proximity of such property to a hospital or other healthcare establishment, (b) reimbursements for patient fees from private or government sponsored insurers, (c) its ability to attract doctors and nurses to be on staff, and (d) its ability to afford and acquire the latest medical equipment. Issues related to reimbursement (ranging from nonpayment to delays in payment) from such insurers could adversely impact cash flow at such mortgaged property.

Moreover, the cost of refitting office space for a new tenant is often higher than the cost of refitting other types of properties for new tenants.

If one or more major tenants at a particular office property were to close or remain vacant, we cannot assure you that such tenants would be replaced in a timely manner or without incurring material additional costs to the related borrower and resulting in an adverse effect on the financial performance of the property.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Office Properties”.]

[Multifamily Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of multifamily properties, including:

•	the types of services or amenities that the property provides;
•	the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing;
•	the generally short terms of residential leases and the need for continued reletting;
•	rent concessions and month-to-month leases, which may impact cash flow at the property;
•	the tenant mix, such as the tenant population being predominantly students or being heavily dependent on workers from a particular business or industry or personnel from or workers related to a local military base or oil and/or gas drilling industries;
•	in the case of student housing facilities or properties leased primarily to students, which may be more susceptible to damage or wear and tear than other types of multifamily housing, the reliance on the financial well-being of the college or university to which it relates, competition from on campus housing units, which may adversely affect occupancy, the physical layout of the housing, which may not be readily convertible to traditional multifamily use, and that student tenants have a higher turnover rate than other types of multifamily tenants, which in certain cases is compounded by the fact that student leases are available for periods of less than 12 months;
•	certain multifamily properties may be considered to be “flexible apartment properties”. Such properties have a significant percentage of units leased to tenants under short-term leases (less than one year in term), which creates a higher turnover rate than for other types of multifamily properties;
•	restrictions on the age of tenants who may reside at the property; and
•	dependence upon governmental programs that provide rent subsidies to tenants pursuant to tenant voucher programs, which vouchers may be used at other properties and influence tenant mobility.

Certain states regulate the relationship of an owner and its tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident’s choice of unit vendors. Apartment building owners have been the subject of suits under state “Unfair and Deceptive Practices Acts” and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. A few states offer more significant protection. For example, there are provisions that limit the basis on which a landlord may terminate a tenancy or increase its rent or prohibit a landlord from terminating a tenancy solely by reason of the sale of the owner’s building.

In addition to state regulation of the landlord tenant relationship, numerous counties and municipalities impose rent control on apartment buildings. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration. Any limitations on a borrower’s ability to raise property rents may impair such borrower’s ability to repay its multifamily loan from its net operating income or the proceeds of a sale or refinancing of the related multifamily property.

Certain of the mortgage loans may be secured in the future by mortgaged properties that are subject to certain affordable housing covenants and other covenants and restrictions with respect to various tax credit, city, state and federal housing subsidies, rent stabilization or similar programs, in respect of various units within the mortgaged properties. The limitations and restrictions imposed by these programs could result in losses on the mortgage loans. In addition, in the event that the program is cancelled, it could result in less income for the project. These programs may include, among others:

•	rent limitations that would adversely affect the ability of borrowers to increase rents to maintain the condition of their mortgaged properties and satisfy operating expense; and
•	tenant income restrictions that may reduce the number of eligible tenants in those mortgaged properties and result in a reduction in occupancy rates.

The difference in rents between subsidized or supported properties and other multifamily rental properties in the same area may not be a sufficient economic incentive for some eligible tenants to reside at a subsidized or supported property that may have fewer amenities or be less attractive as a residence. As a result, occupancy levels at a subsidized or supported property may decline, which may adversely affect the value and successful operation of such property.

Certain of the multifamily properties may be residential cooperative buildings and the land under the building are owned or leased by a non-profit residential cooperative corporation. The cooperative owns all the units in the building and all common areas. Its tenants own stock, shares or membership certificates in the corporation. This ownership entitles the tenant-stockholders to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units. Generally, the tenant-stockholders make monthly maintenance payments which represent their share of the cooperative corporation’s mortgage loan payments, real property taxes, reserve contributions and capital expenditures, maintenance and other expenses, less any income the corporation may receive. These payments are in addition to any payments of principal and interest the tenant-stockholder may be required to make on any loans secured by its shares in the cooperative.

A number of factors may adversely affect the value and successful operation of a residential cooperative property. Some of these factors include:

•	the primary dependence of a borrower upon maintenance payments and any rental income from units or commercial areas to meet debt service obligations;
•	the initial concentration of shares relating to occupied rental units of the sponsor, owner or investor after conversion from rental housing, which may result in an inability to meet debt service obligations on the residential cooperative corporation’s mortgage loan if the sponsor, owner or investor is unable to make the required maintenance payments;
•	the failure of a borrower to qualify for favorable tax treatment as a “cooperative housing corporation” each year, which may reduce the cash flow available to make payments on the related mortgage loan; and

•	that, upon foreclosure, in the event a cooperative property becomes a rental property, certain units could be subject to rent control, stabilization and tenants’ rights laws, at below market rents, which may affect rental income levels and the marketability and sale proceeds of the rental property as a whole.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Multifamily Properties”.]

[Hotel Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, various other factors may adversely affect the financial performance and value of hotel properties, including:

•	changes in travel patterns caused by general adverse economic conditions, fear of terrorist attacks, adverse weather conditions, pandemics and changes in access, energy prices, strikes, travel costs, relocation of highways, the construction of additional highways, concerns about travel safety or other factors; and
•	relative illiquidity of hospitality investments which limits the ability of the borrowers and property managers to respond to changes in economic or other conditions.

Because rooms are generally rented for short periods of time, the financial performance of hotel properties tends to be affected by adverse economic conditions and competition more quickly than other commercial properties. Additionally, as a result of high operating costs, relatively small decreases in revenue can cause significant stress on a property’s cash flow.

Moreover, the hospitality and lodging industry is generally seasonal in nature and different seasons affect different hotel properties differently depending on type and location. This seasonality can be expected to cause periodic fluctuations in a hotel property’s room and restaurant revenues, occupancy levels, room rates and operating expenses. We cannot assure you that cash flow will be sufficient to offset any shortfalls that occur at the mortgaged property during slower periods or that the related mortgage loans provide for seasonality reserves, or if seasonality reserves are provided for, that such reserves will be funded or will be sufficient or available to fund such shortfalls.

In addition, some of the hotel properties are limited-service, select service or extended stay hotels. Hotel properties that are limited-service, select service or extended stay hotels may subject a lender to more risk than full-service hotel properties as they generally require less capital for construction than full-service hotel properties. In addition, as limited-service, select service or extended stay hotels generally offer fewer amenities than full-service hotel properties, they are less distinguishable from each other. As a result, it is easier for limited-service, select service or extended stay hotels to experience increased or unforeseen competition.

In addition to hotel operations, some hotel properties also operate entertainment complexes that include restaurants, lounges, nightclubs and/or banquet and meeting spaces and may derive a significant portion of the related property’s revenue from such operations. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Some of the hotel properties have liquor licenses associated with the mortgaged property. The liquor licenses for these mortgaged properties are generally held by affiliates of the related borrowers, unaffiliated managers or operating lessees. The laws and regulations relating to liquor licenses generally prohibit the transfer of such licenses to any person, or condition such transfer on the prior approval of the governmental authority that issued the license. In the event of a foreclosure of a hotel property that holds a liquor license, the special servicer on behalf of the issuing entity or a purchaser in a foreclosure sale would likely have to apply for a new license, which might not be granted or might be granted only after a delay that could be significant. We cannot assure you that a new license could be obtained promptly or at all. The lack of a liquor license in a hotel property could have an adverse impact on the revenue from the related mortgaged property or on the hotel property’s occupancy rate.

In addition, there may be risks associated with hotel properties that have not entered into or become a party to any franchise agreement, license agreement or other “flag”. Hotel properties often enter into these types of agreements in order to align the hotel property with a certain public perception or to benefit from a centralized reservation system. We cannot assure you that hotel properties that lack such benefits will be able to operate successfully on an independent basis.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hotel Properties”.]

[Risks Relating to Affiliation with a Franchise or Hotel Management Company]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] The performance of a hotel property affiliated with a franchise or hotel management company depends in part on:

•	the continued existence and financial strength of the franchisor or hotel management company;
•	the public perception of the franchise or hotel chain service mark; and
•	the duration of the franchise licensing or management agreements.

The continuation of a franchise agreement or management agreement is subject to specified operating standards and other terms and conditions set forth in such agreements. The failure of a borrower to maintain such standards or adhere to other applicable terms and conditions, such as property improvement plans, could result in the loss or cancellation of their rights under the franchise or hotel management company agreement or management agreement. We cannot assure you that a replacement franchise could be obtained in the event of termination. In addition, replacement franchises and/or hotel property managers may require significantly higher fees as well as the investment of capital to bring the hotel property into compliance with the requirements of the replacement franchisor and/or hotel property managers. Any provision in a franchise agreement or management agreement providing for termination because of a bankruptcy of a franchisor or manager generally will not be enforceable.

The transferability of franchise agreements, license agreements and the property management agreements is restricted. In the event of a foreclosure, the lender may not have the right to use the franchise license without the franchisor’s consent or the manager might be able to terminate the management agreement. Conversely, in the case of certain mortgage loans, the lender may be unable to remove a franchisor/licensor or a hotel management company that it desires to replace following a foreclosure and, further, may be limited as regards the pool of potential transferees for a foreclosure or real estate owned property.

In some cases, the licensor or franchisor has required or may in the future require the completion of various repairs and/or renovations pursuant to a property improvement plan issued by the franchisor. See “—Risks Related to Redevelopment, Expansion and Renovation” and “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hotel Properties”.]

[Self-Storage Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, other factors may adversely affect the financial performance and value of self-storage properties, including:

•	lack of proximity to apartment complexes or commercial users;
•	apartment tenants moving to single family homes;

•	decline in services rendered, including security; or
•	dependence on business activity ancillary to renting units.

Self-storage properties are considered vulnerable to competition, because both acquisition costs and break-even occupancy are relatively low. The conversion of self-storage facilities to alternative uses would generally require substantial capital expenditures. Thus, if the operation of any of the self-storage properties becomes unprofitable, the liquidation value of that self-storage mortgaged property may be substantially less, relative to the amount owing on the mortgage loan, than if the self-storage mortgaged property were readily adaptable to other uses.

Tenants at self-storage properties tend to require and receive privacy, anonymity and efficient access, each of which may heighten environmental and other risks related to such property as the borrower may be unaware of the contents in any self-storage unit. No environmental assessment of a self-storage mortgaged property included an inspection of the contents of the self-storage units at that mortgaged property, and there is no assurance that all of the units included in the self-storage mortgaged properties are free from hazardous substances or other pollutants or contaminants or will remain so in the future.

Certain mortgage loans secured by self-storage properties may be affiliated with a franchise company through a franchise agreement. The performance of a self-storage property affiliated with a franchise company may be affected by the continued existence and financial strength of the franchisor, the public perception of a service mark, and the duration of the franchise agreement. The transferability of franchise license agreements is restricted. In the event of a foreclosure, the lender or its agent would not have the right to use the franchise license without the franchisor’s consent. In addition, certain self-storage properties may derive a material portion of revenue from business activities ancillary to self-storage such as truck rentals, parking fees and similar activities which require special use permits or other discretionary zoning approvals.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Self-Storage Properties”.]

[Industrial Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of industrial properties, including:

•	unavailability of labor sources;
•	changes in access, energy prices, strikes, relocation of highways, the construction of additional highways or other factors;
•	changes in proximity of supply sources; and
•	the expenses of converting a previously adapted space to general use.

Industrial properties may be adversely affected by reduced demand for industrial space occasioned by a decline in a particular industry segment in which the related tenant(s) conduct their businesses (for example, a decline in consumer demand for products sold by a tenant using the property as a distribution center). In addition, a particular industrial or warehouse property that suited the needs of its original tenant may be difficult to relet to another tenant or may become functionally obsolete relative to newer properties. Furthermore, lease terms with respect to industrial properties are generally for shorter periods of time and may result in a substantial percentage of leases expiring in the same year at any particular industrial property. In addition, mortgaged properties used for many industrial purposes are more prone to environmental concerns than other property types.

Aspects of building site design and adaptability affect the value of an industrial property. Site characteristics that are generally desirable to a warehouse/industrial property include high clear ceiling heights, wide column spacing, a large number of bays (loading docks) and large bay depths, divisibility, a layout that can accommodate large truck minimum turning radii and overall functionality and accessibility.

In addition, because of unique construction requirements of many industrial properties, any vacant industrial property space may not be easily converted to other uses. Thus, if the operation of any of the industrial properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that industrial property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the industrial property were readily adaptable to other uses.

Location is also important because an industrial property requires the availability of labor sources, proximity to supply sources and customers and accessibility to rail lines, major roadways and other distribution channels.

Further, certain of the industrial properties may have tenants that are subject to risks unique to their business, such as cold storage facilities. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses” and “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Industrial Properties”.]

[Manufactured Housing Community Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of manufactured housing community properties, including:

•	the number of competing residential developments in the local market, such as: other manufactured housing community properties apartment buildings and site built single family homes;
•	the presence and/or continued presence of sufficient manufactured homes at the manufactured housing property (manufactured homes are not generally part of the collateral for a mortgaged loan secured by a manufactured housing property; rather, the pads upon which manufactured homes are located are leased to the owners of such manufactured homes; manufactured homes may be moved from a manufactured housing property);
•	the type of services or amenities it provides;
•	any age restrictions; and
•	state and local regulations, including rent control and rent stabilization.

Manufactured housing community properties have few improvements (which are highly specialized) and are “single purpose” properties that could not be readily converted to general residential, retail or office use. Thus, if the operation of any of the manufactured housing community properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that manufactured housing property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the manufactured housing community property were readily adaptable to other uses.

Some manufactured housing community properties are either recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups, and tenancy of these communities may vary significantly by season. This seasonality may cause periodic fluctuations in revenues, tenancy levels, rental rates and operating expenses for these properties.

Certain of the manufactured housing community mortgaged properties may not be connected in their entirety to public water and/or sewer systems. In such cases, the borrower could incur a substantial expense if it were required to connect the property to such systems in the future. In addition, the use of well water enhances the likelihood that the property could be adversely affected by a recognized environmental condition that impacts soil and groundwater.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Manufactured Housing Community Properties”.]

[Mixed Use Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Certain properties are mixed use properties. Such mortgaged property is subject to the risks relating to the property types described in [UPDATE TO REFLECT SPECIFIC POOL ASSETS] [“—Office Properties Have Special Risks”, “—Retail Properties Have Special Risks”, “—Hotel Properties Have Special Risks”, “—Multifamily Properties Have Special Risks”, “—Manufactured Housing Community Properties Have Special Risks”, “—Industrial Properties Have Special Risks”, “—Self-Storage Properties Have Special Risks”, “—Condominium Ownership May Limit Use and Improvements”, “—Leased Fee Properties Have Special Risks”]. See Annex A-1 for the 5 largest tenants (by net rentable area leased) at each mixed use property. A mixed use property may be subject to additional risks, including the property manager’s inexperience in managing the different property types that comprise such mixed use property.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Mixed Use Properties”.]

[Condominium Ownership May Limit Use and Improvements]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] The management and operation of a condominium is generally controlled by a condominium board representing the owners of the individual condominium units, subject to the terms of the related condominium rules or by-laws. Generally, the consent of a majority of the board members is required for any actions of the condominium board and a unit owner’s ability to control decisions of the board are generally related to the number of units owned by such owner as a percentage of the total number of units in the condominium. In certain cases, the related borrower does not have a majority of votes on the condominium board, which result in the related borrower not having control of the related condominium or owners association.

The board of managers or directors of the related condominium generally has discretion to make decisions affecting the condominium, and we cannot assure you that the related borrower under a mortgage loan secured by one or more interests in that condominium will have any control over decisions made by the related board of managers or directors. Even if a borrower or its designated board members, either through control of the appointment and voting of sufficient members of the related condominium board or by virtue of other provisions in the related condominium documents, has consent rights over actions by the related condominium associations or owners, we cannot assure you that the related condominium board will not take actions that would materially adversely affect the related borrower’s unit. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of that condominium, may have a significant adverse impact on the related mortgage loans in the issuing entity that are secured by mortgaged properties consisting of such condominium interests. We cannot assure you that the related board of managers or directors will always act in the best interests of the related borrower under the related mortgage loans.

The condominium board is generally responsible for administration of the affairs of the condominium, including providing for maintenance and repair of common areas, adopting rules and regulations regarding common areas, and obtaining insurance and repairing and restoring the common areas of the property after a casualty. Notwithstanding the insurance and casualty provisions of the related mortgage loan documents, the condominium board may have the right to control the use of casualty proceeds.

In addition, the condominium board generally has the right to assess individual unit owners for their share of expenses related to the operation and maintenance of the common elements. In the event that an owner of another unit fails to pay its allocated assessments, the related borrower may be required to pay such assessments in order to properly maintain and operate the common elements of the property. Although the condominium board generally may obtain a lien against any unit owner for common expenses that are not paid, such lien generally is extinguished if a lender takes possession pursuant to a foreclosure. Each unit owner is responsible for maintenance of its respective unit and retains essential operational control over its unit.

In addition, due to the nature of condominiums, a default on the part of the borrower with respect to such mortgaged properties will not allow the special servicer the same flexibility in realizing on the collateral as-is generally available with respect to commercial properties that are not condominium units. The rights of other unit or property owners, the documents governing the management of the condominium units and the state and local laws applicable to condominium units must be considered. In addition, in the event of a casualty with respect to a condominium, due to the possible existence of multiple loss payees on any insurance policy covering such property, there could be a delay in the allocation of related insurance proceeds, if any. Consequently, servicing and realizing upon the collateral described above could subject the noteholders to a greater delay, expense and risk than with respect to a mortgage loan secured by a commercial property that is not a condominium unit.

Certain condominium declarations and/or local laws provide for the withdrawal of a property from a condominium structure under certain circumstances. For example, the New York Condominium Act provides for a withdrawal of the property from a condominium structure by vote of 80% of unit owners. If the condominium is terminated, the building will be subject to an action for partition by any unit owner or lienor as if owned in common. This could cause an early and unanticipated prepayment of the mortgage loan. We cannot assure you that the proceeds from partition would be sufficient to satisfy borrower’s obligations under the mortgage loan. See also “—Risks Related to Zoning Non-Compliance and Use Restrictions” for certain risks relating to use restrictions imposed pursuant to condominium declarations or other condominium especially in a situation where the mortgaged property does not represent the entire condominium building.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Condominium Interests”.]

Operation of a Mortgaged Property Depends on the Property Manager’s Performance

The successful operation of a real estate project depends upon the property manager’s performance and viability. The property manager is responsible for:

•	responding to changes in the local market;
•	planning and implementing the rental structure;
•	operating the property and providing building services;
•	managing operating expenses; and
•	assuring that maintenance and capital improvements are carried out in a timely fashion.

Properties deriving revenues primarily from short term sources, such as hotel guests or short term or month to month leases, are generally more management intensive than properties leased to creditworthy tenants under long term leases

Certain of the mortgaged properties will be managed by affiliates of the related borrower. See “—Risks Related to Conflicts of Interest—Other Potential Conflicts of Interest”.

[Climate Change May Directly or Indirectly Have an Adverse Effect on the Mortgage Pool
[TO BE UPDATED TO DISCLOSE ANY SPECIFIC LEGISLATIVE, REGULATORY, BUSINESS AND MARKED IMPACTS RELEVANT TO SPECIFIC MORTGAGE POOLS]Climate change and legal, technological and political developments related to climate change could have an adverse effect on the underlying mortgaged properties and borrowers and consequently on an investment in the certificates.  Such developments include the adoption of local laws or regulations designed to improve energy efficiency or reduce greenhouse gas emissions that have been linked to climate change, which could require borrowers to incur significant costs to retrofit the related properties to comply or subject the borrowers to fines.  For example:
•
[New York City Local Law 97 of 2019 generally requires, with some exceptions, that (i) buildings that exceed 25,000 gross square feet, (ii) two or more buildings on the same tax lot that together exceed 50,000 square feet and (iii) two or more buildings owned by a condominium association that are governed by the same board of managers and that together exceed 50,000 square feet meet new energy efficiency and greenhouse gas emissions limits by 2024, with stricter limits coming into effect in 2030. Noncompliant building owners may face fines starting in 2025, unless they are able to bring their building into timely compliance by retrofitting their buildings.]

•	[INSERT DISCLOSURE RELATED TO OTHER MATERIAL LAWS OR REGULATIONS]
Also, properties that are less energy efficient or that produce higher greenhouse gas emissions may be at a competitive disadvantage to more efficient or cleaner properties in attracting potential tenants.
Similarly, tenants at certain properties may be in, or may be dependent upon, industries, such as oil and gas, that are or may become subject to heightened regulation due to climate change or the development of competing “green” technologies, which may have a material adverse effect on such tenants and lead to, among other things, vacancies or tenant bankruptcies at certain mortgaged properties.
Climate change may also have other effects, such as increasing the likelihood of extreme weather and natural disasters in certain geographic areas.   See “—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses”.
We cannot assure you that any retrofitting of properties to comply with new laws or regulations or any change in tenant mix due to the characteristics of the mortgaged property will improve the operations at, or increase the value of, the related mortgaged property. However, failure to comply with any required retrofitting or a concentration of tenants in industries subject to heightened regulation or “green” competition could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.]

Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses

The effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for a disproportionately large percentage of the pool’s aggregate principal balance. As mortgage loans pay down or properties are released, the remaining mortgage loans may face a higher risk with respect to the diversity of property types and property characteristics and with respect to the number of borrowers.

See the table titled “Remaining Term to Maturity/ARD in Months” in Annex A-2 for a stratification of the remaining terms to maturity of the mortgage loans. Because principal on the notes is payable in sequential order of payment priority, and a class receives principal only after the preceding class(es) have been paid in full, classes that have a lower sequential priority are more likely to face these types of risk of concentration than classes with a higher sequential priority.

Several of the mortgage loans have cut-off date balances that are substantially higher than the average cut-off date balance. In general, concentrations in mortgage loans with larger-than-average balances can result in losses that are more severe, relative to the size of the mortgage loan pool, than would be the case if the aggregate balance of the mortgage loan pool were more evenly distributed.

A concentration of mortgage loans secured by the same mortgaged property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the pool of mortgage loans. Mortgaged property types representing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are [LIST APPLICABLE PROPERTY TYPES]. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types” for information on the types of mortgaged properties securing the mortgage loans in the mortgage pool.

Repayments by borrowers and the market value of the related mortgaged properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of mortgaged properties in particular geographic areas may increase the risk that conditions in the real estate market where the mortgaged property is located, or other adverse economic or other developments or natural disasters (e.g., earthquakes, floods, forest fires, tornadoes or hurricanes or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on mortgage loans secured by those mortgaged properties.

Mortgaged properties securing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are located in [LIST STATES OR OTHER JURISDICTIONS]. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations”.

Some of the mortgaged properties are located in areas that, based on low population density, poor economic demographics (such as higher than average unemployment rates, lower than average annual household income and/or overall loss of jobs) and/or negative trends in such regards, would be considered secondary or tertiary markets.

A concentration of mortgage loans with the same borrower or related borrowers also can pose increased risks:

•	if a borrower that owns or controls several mortgaged properties (whether or not all of them secure mortgage loans in the mortgage pool) experiences financial difficulty at one mortgaged property, it could defer maintenance at another mortgaged property in order to satisfy current expenses with respect to the first mortgaged property;
•	a borrower could also attempt to avert foreclosure by filing a bankruptcy petition that might have the effect of interrupting debt service payments on the mortgage loans in the mortgage pool secured by that borrower’s mortgaged properties (subject to the master servicer’s and the indenture trustee’s obligation to make advances for monthly payments) for an indefinite period; and
•	mortgaged properties owned by the same borrower or related borrowers are likely to have common management, common general partners and/or common managing members increasing the risk that financial or other difficulties experienced by such related parties could have a greater impact on the pool of mortgage loans. See “—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” below.

 See “Description of the Mortgage Pool—Mortgage Pool Characteristics” for information on the composition of the mortgage pool by property type and geographic distribution and loan concentration.

Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses

The issuing entity could become liable for a material adverse environmental condition at an underlying mortgaged property. Any such potential liability could reduce or delay payments on the offered notes.

Each of the mortgaged properties was either (i) subject to environmental site assessments prior to the time of origination of the related mortgage loan (or, in certain limited cases, after origination) including Phase I environmental site assessments or updates of previously performed Phase I environmental site assessments, or (ii) subject to a secured creditor environmental insurance policy or other environmental insurance policy. See “Description of the Mortgage Pool—Environmental Considerations”.

We cannot assure you that the environmental assessments revealed all existing or potential environmental risks or that all adverse environmental conditions have been or will be completely abated or remediated or that any reserves, insurance or operations and maintenance plans will be sufficient to remediate the environmental conditions. Moreover, we cannot assure you that:

•	future laws, ordinances or regulations will not impose any material environmental liability; or
•	the current environmental condition of the mortgaged properties will not be adversely affected by tenants or by the condition of land or operations in the vicinity of the mortgaged properties (such as underground storage tanks).

We cannot assure you that with respect to any mortgaged property that any remediation plan or any projected remedial costs or time is accurate or sufficient to complete the remediation objectives, or that no additional contamination requiring environmental investigation or remediation will be discovered on any mortgaged property. Likewise, all environmental policies naming the lender as named insured cover certain risks or events specifically identified in the policy, but the coverage is limited by its terms, conditions, limitations and exclusions, and does not purport to cover all environmental conditions whatsoever affecting the applicable mortgaged property, and we cannot assure you that any environmental conditions currently known, suspected, or unknown and discovered in the future will be covered by the terms of the policy.

Before the indenture trustee, the special servicer or the master servicer, as applicable, acquires title to a mortgaged property on behalf of the issuing entity or assumes operation of the property, it will be required to obtain an environmental assessment of such mortgaged property, or rely on a recent environmental assessment. This requirement is intended to mitigate the risk that the issuing entity will become liable under any environmental law. There is accordingly some risk that the mortgaged property will decline in value while this assessment is being obtained or remedial action is being taken. Moreover, we cannot assure you that this requirement will effectively insulate the issuing entity from potential liability under environmental laws. Any such potential liability could reduce or delay payments to noteholders.

See “Description of the Mortgage Pool—Environmental Considerations” for additional information on environmental conditions at mortgaged properties securing certain mortgage loans in the issuing entity. See also representation number [__] in Annex D-1 and the identified exceptions to that representation in Annex D-2.

See “Transaction Parties—The Sponsors and Mortgage Loan Sellers—3650 REIT’s Underwriting Guidelines and Processes”, “—[__________]”, “Indenture and Servicing Agreement—Realization Upon Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans”.

See “Certain Legal Aspects of Mortgage Loans—Environmental Considerations”.

Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties

Certain of the mortgaged properties are properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. To the extent applicable, we cannot assure you that any escrow or reserve collected, if any, will be sufficient to complete the current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a mortgaged property. Failure to complete those planned improvements may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the mortgage loan documents.

[Certain of the hotel properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property improvement plans (“PIPs”). In some circumstances, these renovations or PIPs may necessitate taking a portion of the available guest rooms temporarily offline, temporarily decreasing the number of available rooms and the revenue generating capacity of the related hotel property. In other cases, these renovations may involve renovations of common spaces or external features of the related hotel property, which may cause disruptions or otherwise decrease the attractiveness of the related hotel property to potential guests. These PIPs may be required under the related franchise or management agreement and a failure to timely complete them may result in a termination or expiration of a franchise or management agreement and may be an event of default under the related mortgage loan. Annex A-1 and the related footnotes set forth the amount of reserves, if any, established under the related mortgage loans in connection with any of those repairs and/or renovations. In some cases, those reserves will be maintained by the franchisor or property manager. Furthermore, the lender may not require a reserve for repairs and/or renovations in all instances.]

[Certain of the retail properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property expansions. Such renovations or expansions may be required under tenant leases and a failure to timely complete such renovations or expansions may result in a termination of such lease and may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the mortgage loan documents.]

We cannot assure you that current or planned redevelopment, expansion or renovation will be completed at all, that such redevelopment, expansion or renovation will be completed in the time frame contemplated, or that, when and if such redevelopment, expansion or renovation is completed, such redevelopment, expansion or renovation will improve the operations at, or increase the value of, the related mortgaged property. Failure of any of the foregoing to occur could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.

In the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment, expansion or renovation, the portion of the mortgaged property on which there are renovations may be subject to mechanic’s or materialmen’s liens that may be senior to the lien of the related mortgage loan.

The existence of construction or renovation at a mortgaged property may take rental units or rooms or leasable space “off-line” or otherwise make space unavailable for rental, impair access or traffic at or near the mortgaged property, or, in general, make that mortgaged property less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. In addition, any such construction or renovation at a mortgaged property may temporarily interfere with the use and operation of any portion of such mortgaged property. See “Description of the Mortgage Pool—Redevelopment, Renovation and Expansion” for information regarding mortgaged properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. See also Annex A-3 for additional information on redevelopment, renovation and expansion at the mortgaged properties securing the fifteen (15) largest mortgage loans.

Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses

Certain mortgaged properties securing the mortgage loans may have specialty use tenants and may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable for any reason, or the leased spaces were to become vacant, for any reason due to their unique construction requirements. Converting commercial properties to alternate uses generally requires substantial capital expenditures and could result in a significant adverse effect on, or interruption of, the revenues generated by such properties.

Some of the mortgaged properties may be part of tax-reduction programs that apply only if the mortgaged properties are used for certain purposes. Such properties may be restricted from being converted to alternative uses because of such restrictions.

Some of the mortgaged properties have government tenants or other tenants which may have space that was “built to suit” that particular tenant’s uses and needs. For example, a government tenant may require enhanced security features that required additional construction or renovation costs and for which the related tenant may pay above market rent. However, such enhanced features may not be necessary for a new tenant (and such new tenant may not be willing to pay the higher rent associated with such features). While a government office building or government leased space may be usable as a regular office building or tenant space, the rents that may be collected in the event the government tenant does not renew its lease may be significantly lower than the rent currently collected.

Additionally, zoning, historical preservation or other restrictions also may prevent alternative uses. See “—Risks Related to Zoning Non-Compliance and Use Restrictions” below.

In addition to the property uses listed below, the mortgaged properties may have other specialty use tenants, such as medical and dental offices, gas stations, data centers, urgent care facilities, daycare centers and/or restaurants, as part of the mortgaged property.

[Health Clubs May Not Be Readily Convertible to Alternative Uses]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Retail, mixed use or office properties may also have health clubs as tenants. There may be significant costs associated with changing consumer preferences (e.g., multipurpose clubs from single-purpose clubs or varieties of equipment, classes, services and amenities). In addition, health clubs may not be readily convertible to alternative uses if those properties were to become unprofitable for any reason. The liquidation value of any such health club consequently may be less than would be the case if the property were readily adaptable to changing consumer preferences for other uses. Several factors may adversely affect the value and successful operation of a health club, including:

•	the physical attributes of the health club (e.g., its age, appearance and layout);
•	the reputation, safety, convenience and attractiveness of the property to users;
•	management’s ability to control membership growth and attrition; and
•	competition in the tenant’s marketplace from other health clubs and alternatives to health clubs.]

[Parking Garages May Not Be Easily Convertible to Alternative Uses]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Certain retail, mixed use or office properties may be partially comprised of a parking garage. Because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be easily converted to other uses. Parking garages and parking lots present risks not associated with other properties. The primary source of income for parking lots and garages is the rental fees charged for parking spaces.

Factors affecting the success of a parking lot or garage include:

•	the proximity of the lot or garage to places where large numbers of people work, shop or live;
•	the amount of alternative parking spaces in the area;
•	the availability of mass transit; and

•	the perceptions of the safety, convenience and services of the lot or garage.

Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include clear ceiling heights, column spacing, zoning restrictions and number of spaces.]

[Restaurants and Theaters May Not Be Readily Convertible to Alternative Uses]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] In the case of specialty use tenants such as restaurants and theaters, because of unique construction requirements of such properties, any vacant space would not easily be converted to other uses. Aspects of building site design and adaptability affect the value of such properties and other retailers at the mortgaged property. Receipts at such properties are affected by subjective factors. For instance, restaurant receipts are affected by such varied influences as the current personal income levels in the community, an individual consumer’s preference for type of food, style of dining and restaurant atmosphere, the perceived popularity of the restaurant, food safety concerns related to personal health with the handling of food items at the restaurant or by food suppliers and the actions and/or behaviors of staff and management and level of service to the customers.]

[Cold Storage Properties May Not Be Readily Convertible to Alternative Uses]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Cold storage facilities require customized refrigeration design, rendering them less readily convertible to alternative uses. Such facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases, and customized refrigeration design, rendering such facilities less readily convertible to alternative uses. Because of seasonal use, leases at such facilities are customarily for shorter terms, making income potentially more volatile than for properties with longer term leases.]]

Risks Related to Zoning Non-Compliance and Use Restrictions

Certain of the mortgaged properties may not comply with current zoning laws, including density, use, parking, height, landscaping, open space and set back requirements, due to changes in zoning requirements after such mortgaged properties were constructed. These properties, as well as those for which variances or special permits were issued or for which non-conformity with current zoning laws is otherwise permitted, are considered to be a “legal non-conforming use” and/or the improvements are considered to be “legal non-conforming structures”. This means that the borrower is not required to alter its structure to comply with the existing or new law; however, the borrower may not be able to rebuild the premises “as-is” in the event of a substantial casualty loss. This may adversely affect the cash flow of the property following the loss. If a substantial casualty were to occur, we cannot assure you that insurance proceeds would be available to pay the mortgage loan in full. In addition, if a non-conforming use were to be discontinued and/or the property were repaired or restored in conformity with the current law, the value of the property or the revenue-producing potential of the property may not be equal to that before the casualty.

In addition, certain of the mortgaged properties that do not conform to current zoning laws may not be “legal non-conforming uses” or “legal non-conforming structures”. The failure of a mortgaged property to comply with zoning laws or to be a “legal non-conforming use” or “legal non-conforming structure” may adversely affect market value of the mortgaged property or the borrower’s ability to continue to use it in the manner it is currently being used or may necessitate material additional expenditures to remedy non-conformities. In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding the mortgaged property in accordance with current zoning requirements. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, the resulting loss in income will generally not be covered by law and ordinance insurance. Zoning protection insurance will generally reimburse the lender for the difference between (i) the mortgage loan balance on the date of damage loss to the mortgaged property from an insured peril and (ii) the total insurance proceeds at the time of the damage to the mortgaged property if such mortgaged property cannot be rebuilt to its former use due to new zoning ordinances.

In addition, certain of the mortgaged properties may be subject to certain use restrictions and/or operational requirements imposed pursuant to development agreements, ground leases, restrictive covenants, reciprocal easement agreements or operating agreements or historical landmark designations or, in the case of those mortgaged properties that are condominiums, condominium declarations or other condominium use restrictions or regulations, especially in a situation where the mortgaged property does not represent the entire condominium building. Such use restrictions could include, for example, limitations on the character of the improvements or the properties, limitations affecting noise and parking requirements, among other things, and limitations on the borrowers’ right to operate certain types of facilities within a prescribed radius. These limitations impose upon the borrower stricter requirements with respect to repairs and alterations, including following a casualty loss. These limitations could adversely affect the ability of the related borrower to lease the mortgaged property on favorable terms, thus adversely affecting the borrower’s ability to fulfill its obligations under the related mortgage loan. In addition, any alteration, reconstruction, demolition, or new construction affecting a mortgaged property designated a historical landmark may require prior approval. Any such approval process, even if successful, could delay any redevelopment or alteration of a related property. The liquidation value of such property, to the extent subject to limitations of the kind described above or other limitations on convertibility of use, may be substantially less than would be the case if such property was readily adaptable to other uses or redevelopment. See “Description of the Mortgage Pool—Use Restrictions” for examples of mortgaged properties that are subject to restrictions relating to the use of the mortgaged properties.

Risks Relating to Inspections of Properties

Licensed engineers or consultants inspected the mortgaged properties at or about the time of the origination of the mortgage loans to assess items such as structural integrity of the buildings and other improvements on the mortgaged property, including exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements. However, we cannot assure you that all conditions requiring repair or replacement were identified. No additional property inspections were conducted in connection with the issuance of the offered notes.

Risks Relating to Costs of Compliance with Applicable Laws and Regulations

A borrower may be required to incur costs to comply with various existing and future federal, state or local laws and regulations applicable to the related mortgaged property, for example, zoning laws and the Americans with Disabilities Act of 1990, as amended, which requires all public accommodations to meet certain federal requirements related to access and use by persons with disabilities. See “Certain Legal Aspects of Mortgage Loans—Americans with Disabilities Act”. The expenditure of these costs or the imposition of injunctive relief, penalties or fines in connection with the borrower’s noncompliance could negatively impact the borrower’s cash flow and, consequently, its ability to pay its mortgage loan.

Insurance May Not Be Available or Adequate

Although certain of the mortgaged properties are required to be insured, or self-insured by a sole tenant of a related building or group of buildings, against certain risks, there is a possibility of casualty loss with respect to the mortgaged properties for which insurance proceeds may not be adequate or which may result from risks not covered by insurance.

Additionally, certain types of mortgaged properties, such as manufactured housing and recreational vehicle communities, have few or no insurable buildings or improvements and thus do not have casualty insurance or low limits of casualty insurance in comparison with the related mortgage loan balances.

In addition, hazard insurance policies will typically contain co-insurance clauses that in effect require an insured at all times to carry insurance of a specified percentage, generally 80% to 90%, of the full replacement value of the improvements on the related mortgaged property in order to recover the full amount of any partial loss. As a result, even if insurance coverage is maintained, if the insured’s coverage falls below this specified percentage, those clauses generally provide that the insurer’s liability in the event of partial loss does not exceed the lesser of (1) the replacement cost of the improvements less physical depreciation and (2) that proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of those improvements.

Certain of the mortgaged properties may be located in areas that are considered a high earthquake risk (seismic zones 3 or 4). See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations”.

Furthermore, with respect to certain mortgage loans, the insurable value of the related mortgaged property as of the origination date of the related mortgage loan was lower than the principal balance of the related mortgage loan. In the event of a casualty when a borrower is not required to rebuild or cannot rebuild, we cannot assure you that the insurance required with respect to the related mortgaged property will be sufficient to pay the related mortgage loan in full and there is no “gap” insurance required under such mortgage loan to cover any difference. In those circumstances, a casualty that occurs near the maturity date may result in an extension of the maturity date of the mortgage loan if the master servicer, in accordance with the servicing standard, determines that such extension was in the best interest of noteholders.

The mortgage loans do not all require flood insurance on the related mortgaged properties unless they are in a flood zone and flood insurance is available and, in certain instances, even where the related mortgaged property was in a flood zone and flood insurance was available, flood insurance was not required.

The National Flood Insurance Program is scheduled to expire on February 18, 2022. We cannot assure you if or when the National Flood Insurance Program will be reauthorized by Congress. If the National Flood Insurance Program is not reauthorized, it could have an adverse effect on the value of properties in flood zones or their ability to repair or rebuild after flood damage.

We cannot assure you that the borrowers will in the future be able to comply with requirements to maintain adequate insurance with respect to the mortgaged properties, and any uninsured loss could have a material adverse impact on the amount available to make payments on the related mortgage loan, and consequently, the offered notes. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the damaged property, changes in laws and governmental regulations may be applicable and may materially affect the cost to, or ability of, the borrowers to effect such reconstruction, major repair or improvement. As a result, the amount realized with respect to the mortgaged properties, and the amount available to make payments on the related mortgage loan, and consequently, the offered notes, could be reduced. In addition, we cannot assure you that the amount of insurance required or provided would be sufficient to cover damages caused by any casualty, or that such insurance will be available in the future at commercially reasonable rates. See representation number [__] in Annex D-1 and the exceptions to that representation in Annex D-2.

Inadequacy of Title Insurers May Adversely Affect Payments on Your Notes

Title insurance for a mortgaged property generally insures a lender against risks relating to a lender not having a first lien with respect to a mortgaged property, and in some cases can insure a lender against specific other risks. The protection afforded by title insurance depends on the ability of the title insurer to pay claims made upon it. We cannot assure you that with respect to any mortgage loan:

•	a title insurer will have the ability to pay title insurance claims made upon it;
•	the title insurer will maintain its present financial strength; or
•	a title insurer will not contest claims made upon it.

Certain of the mortgaged properties are either completing initial construction or undergoing renovation or redevelopment. Under such circumstances, there may be limitations to the amount of coverage or other exceptions to coverage that could adversely affect the issuing entity if losses are suffered.

Terrorism Insurance May Not Be Available for All Mortgaged Properties

The occurrence or the possibility of terrorist attacks could (1) lead to damage to one or more of the mortgaged properties if any terrorist attacks occur or (2) result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for large properties, which could adversely affect the cash flow at those mortgaged properties.

After the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, all forms of insurance were impacted, particularly from a cost and availability perspective, including comprehensive general liability and business interruption or rent loss insurance policies required by typical mortgage loans. To give time for private markets to develop a pricing mechanism for terrorism risk and to build capacity to absorb future losses that may occur due to terrorism, the Terrorism Risk Insurance Act of 2002 was enacted on November 26, 2002, establishing the Terrorism Insurance Program. The Terrorism Insurance Program was reauthorized on December 20, 2019 through December 31, 2027 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019 (“TRIPRA”).

The Terrorism Insurance Program requires insurance carriers to provide terrorism coverage in their basic “all-risk” policies. Any commercial property and casualty terrorism insurance exclusion that was in force on November 26, 2002 is automatically void to the extent that it excluded losses that would otherwise be insured losses. Any state approval of those types of exclusions in force on November 26, 2002 is also void.

Under the Terrorism Insurance Program, the federal government shares in the risk of losses occurring within the United States resulting from acts committed in an effort to influence or coerce United States civilians or the United States government. The federal share of compensation for insured losses of an insurer equals 80% of the portion of such insured losses that exceed a deductible equal to 20% of the value of the insurer’s direct earned premiums over the calendar year immediately preceding that program year. Federal compensation in any program year is capped at $100 billion (with insurers being liable for any amount that exceeds such cap), and no compensation is payable with respect to a terrorist act unless the aggregate industry losses relating to such act exceed $200 million. The Terrorism Insurance Program does not cover nuclear, biological, chemical or radiological attacks. Unless a borrower obtains separate coverage for events that do not meet the thresholds or other requirements above, such events will not be covered.

 If the Terrorism Insurance Program is not reenacted after its expiration in 2027, premiums for terrorism insurance coverage will likely increase and the terms of such insurance policies may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available (perhaps to the point where it is effectively not available). In addition, to the extent that any insurance policies contain a “sunset clause” (i.e., a clause that voids terrorism coverage if the federal insurance backstop program is not renewed), then such policies may cease to provide terrorism insurance upon the expiration of the Terrorism Insurance Program. We cannot assure you that the Terrorism Insurance Program or any successor program will create any long term changes in the availability and cost of such insurance. Moreover, future legislation, including regulations expected to be adopted by the Treasury Department pursuant to TRIPRA, may have a material effect on the availability of federal assistance in the terrorism insurance market. To the extent that uninsured or underinsured casualty losses occur with respect to the related mortgaged properties, losses on the mortgage loans may result. In addition, the failure to maintain such terrorism insurance may constitute a default under the related mortgage loan.

Some of the mortgage loans do not require the related borrower to maintain terrorism insurance. In addition, most of the mortgage loans contain limitations on the related borrower’s obligation to obtain terrorism insurance, such as (i) waiving the requirement that such borrower maintain terrorism insurance if such insurance is not available at commercially reasonable rates, (ii) providing that the related borrower is not required to spend in excess of a specified dollar amount (or in some cases, a specified multiple of what is spent on other insurance) in order to obtain such terrorism insurance, (iii) requiring coverage only for as long as the TRIPRA is in effect, or (iv) requiring coverage only for losses arising from domestic acts of terrorism or from terrorist acts certified by the federal government as “acts of terrorism” under the TRIPRA. See Annex A-3 for a summary of the terrorism insurance requirements under each of the fifteen (15) largest mortgage loans.

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make payments on your notes could be reduced.

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make payments on your notes could be reduced.

Risks Associated with Blanket Insurance Policies or Self-Insurance

Certain of the mortgaged properties are covered by blanket insurance policies, which also cover other properties of the related borrower or its affiliates (including certain properties in close proximity to the mortgaged properties). In the event that such policies are drawn on to cover losses on such other properties, the amount of insurance coverage available under such policies would thereby be reduced and could be insufficient to cover each mortgaged property’s insurable risks. In addition, with respect to some of the mortgaged properties, a sole or significant tenant is allowed to provide self-insurance against risks.

Additionally, if the mortgage loans that allow coverage under blanket insurance policies are part of a group of mortgage loans with related borrowers, then all of the related mortgaged properties may be covered under the same blanket policy, which may also cover other properties owned by affiliates of such borrowers.

Certain mortgaged properties may also be insured or self-insured by a sole or significant tenant, as further described under “Description of the Mortgage Pool—Insurance Considerations”.

Limited Information Causes Uncertainty

Historical Information. Some of the mortgage loans that we intend to include in the issuing entity are secured in whole or in part by mortgaged properties for which limited or no historical operating information is available. As a result, you may find it difficult to analyze the historical performance of those mortgaged properties.

A mortgaged property may lack prior operating history or historical financial information because it is newly constructed or renovated, it is a recent acquisition by the related borrower or it is a single-tenant property that is subject to a triple net lease. In addition, a tenant’s lease may contain confidentiality provisions that restrict the sponsors’ access to or disclosure of such tenant’s financial information. The underwritten net cash flows and underwritten net operating income for such mortgaged properties are derived principally from current rent rolls or tenant leases and historical expenses, adjusted to account for inflation, significant occupancy increases and a market rate management fee. In some cases, underwritten net cash flows and underwritten net operating income for mortgaged properties are based all or in part on leases (or letters of intent) that are not yet in place (and may still be under negotiation) or on tenants that may have signed a lease (or letter of intent), or lease amendment expanding the leased space, but are not yet in occupancy and/or paying rent), which present certain risks described in “—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions” below.

See Annex A-1 for certain historical financial information relating to the mortgaged properties, including net operating income for the most recent reporting period and prior three calendar years, to the extent available.

Ongoing Information. The primary source of ongoing information regarding the offered notes, including information regarding the status of the related mortgage loans and any credit support for the offered notes, will be the periodic reports delivered to you. See “Description of the Notes—Reports to Noteholders; Certain Available Information”. We cannot assure you that any additional ongoing information regarding the offered notes will be available through any other source. The limited nature of the available information in respect of the offered notes may adversely affect their liquidity, even if a secondary market for the offered notes does develop.

We are not aware of any source through which pricing information regarding the offered notes will be generally available on an ongoing basis or on any particular date.

Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions

As described under “Description of the Mortgage Pool—Additional Information”, underwritten net cash flow generally includes cash flow (including any cash flow from master leases) adjusted based on a number of assumptions used by the sponsors. We make no representation that the underwritten net cash flow set forth in this prospectus as of the cut-off date or any other date represents actual future net cash flows. For example, with respect to certain mortgage loans included in the issuing entity, the occupancy of the related mortgaged property reflects tenants that (i) may not have yet actually executed leases (or letters of intent), (ii) have signed leases but have not yet taken occupancy and/or are not paying full contractual rent, (iii) are seeking or may in the future seek to sublet all or a portion of their respective spaces, (iv) are “dark” tenants but paying rent, or (v) are affiliates of the related borrower and are leasing space pursuant to a master lease or a space lease. Similarly, with respect to certain mortgage loans included in the issuing entity, the underwritten net cash flow may be based on certain tenants that have not yet executed leases or that have signed leases but are not yet in place and/or are not yet paying rent, or have a signed lease or lease amendment expanding the leased space, but are not yet in occupancy of all or a portion of their space and/or paying rent, or may assume that future contractual rent steps (during some or all of the remaining term of a lease) have occurred. In many cases, co-tenancy provisions were assumed to be satisfied and vacant space was assumed to be occupied and space that was due to expire was assumed to have been re-let, in each case at market rates that may have exceeded current rent. You should review these and other similar assumptions and make your own determination of the appropriate assumptions to be used in determining underwritten net cash flow.

In addition, underwritten or adjusted cash flows, by their nature, are speculative and are based upon certain assumptions and projections. For example, see “—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans”. The failure of these assumptions or projections in whole or in part could cause the underwritten net operating income (calculated as described in “Description of the Mortgage Pool—Certain Calculations and Definitions”) to vary substantially from the actual net operating income of a mortgaged property.

In the event of the inaccuracy of any assumptions or projections used in connection with the calculation of underwritten net cash flow, the actual net cash flow could be significantly different (and, in some cases, may be materially less) than the underwritten net cash flow presented in this prospectus, and this would change other numerical information presented in this prospectus based on or derived from the underwritten net cash flow, such as the debt service coverage ratios or debt yield presented in this prospectus. We cannot assure you that any such assumptions or projections made with respect to any mortgaged property will, in fact, be consistent with that mortgaged property’s actual performance.

Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment

If you calculate the anticipated yield of your offered notes based on a rate of default or amount of losses lower than that actually experienced on the mortgage loans and those additional losses result in a reduction of the total payments on, or the principal balance of, your offered notes, your actual yield to maturity will be lower than expected and could be negative under certain extreme scenarios. The timing of any loss on a liquidated mortgage loan that results in a reduction of the total payments on or the principal balance of your offered notes will also affect the actual yield to maturity of your offered notes, even if the rate of defaults and severity of losses are consistent with your expectations. In general, the earlier a loss is borne by you, the greater the effect on your yield to maturity.

Delinquencies on the mortgage loans, if the delinquent amounts are not advanced, may result in shortfalls in payments of interest and/or principal to the holders of the offered notes for the current month. Furthermore, no interest will accrue on this shortfall during the period of time that the payment is delinquent. Additionally, in instances where the principal portion of any balloon payment scheduled with respect to a mortgage loan is collected by the master servicer following the end of the related collection period, no portion of the principal received on such payment will be paid to the noteholders until the subsequent payment date, which may result in shortfalls in payments of interest to the holders of the offered notes in the following month. Furthermore, in such instances no provision is made for the master servicer or any other party to cover any such interest shortfalls that may occur as a result. In addition, if interest and/or principal advances and/or servicing advances are made with respect to a mortgage loan after a default and the related mortgage loan is thereafter worked out under terms that do not provide for the repayment of those advances in full at the time of the workout, then any reimbursements of those advances prior to the actual collection of the amount for which the advance was made may also result in shortfalls in payments of principal to the holders of the offered notes with principal balances for the current month. Even if losses on the mortgage loans are not allocated to a particular class of offered notes with principal balances, the losses may affect the weighted average life and yield to maturity of that class of offered notes. In the case of any material monetary or material non-monetary default, the special servicer may accelerate the maturity of the related mortgage loan, which could result in an acceleration of principal payments to the noteholders. The special servicer may also extend or modify a mortgage loan, which could result in a substantial delay in principal payments to the noteholders. In addition, losses on the mortgage loans, even if not allocated to a class of offered notes with principal balances, may result in a higher percentage ownership interest evidenced by those offered notes in the remaining mortgage loans than would otherwise have resulted absent the loss. The consequent effect on the weighted average life and yield to maturity of the offered notes will depend upon the characteristics of those remaining mortgage loans owned by the issuing entity.

See also “Risk Factors—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans.”

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator’s Underwriting Criteria

Although the sponsors have conducted a review of the mortgage loans to be sold to us for this securitization transaction, we, as the depositor for this securitization transaction, have neither originated the mortgage loans nor conducted a review or re-underwriting of the mortgage loans. Instead, we have relied on the representations and warranties made by the applicable sponsors and the remedies for breach of a representation and warranty as described under “Description of the Mortgage Loan Purchase Agreements” and the sponsor’s description of its underwriting criteria described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—3650 REIT—3650 REIT’s Underwriting Guidelines and Processes”. A description of the review conducted by each sponsor for this securitization transaction is set forth under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—3650 REIT—Review of 3650 REIT Mortgage Loans”.

The representations and warranties made by the sponsors may not cover all of the matters that one would review in underwriting a mortgage loan and you should not view them as a substitute for re-underwriting the mortgage loans. Furthermore, these representations and warranties in some respects represent an allocation of risk rather than a confirmed description of the mortgage loans. If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties. See “—Other Risks Relating to the Notes—Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of

Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan” below, and “Description of the Mortgage Loan Purchase Agreements”.

In addition, we cannot assure you that all of the mortgage loans would have complied with the underwriting criteria of the other originators or, accordingly, that each originator would have made the same decision to originate every mortgage loan included in the issuing entity or, if they did decide to originate an unrelated mortgage loan, that they would have been underwritten on the same terms and conditions.

As a result of the foregoing, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

See also “Risk Factors—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans”.

Appraisals May Not Reflect Current or Future Market Value of Each Property

Appraisals were obtained with respect to each of the mortgaged properties at or about the time of origination of the applicable mortgage loan (or whole loan, if applicable) or at or around the time of the acquisition of the mortgage loan (or whole loan, if applicable) by the related sponsor or originator. See Annex A-1 for the dates of the latest appraisals for the mortgaged properties. We have not obtained new appraisals of the mortgaged properties or assigned new valuations to the mortgage loans in connection with the offering of the offered notes. The market values of the mortgaged properties could have declined since the origination of the related mortgage loans.

In general, appraisals represent the analysis and opinion of qualified appraisers and are not guarantees of present or future value. One appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. The appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller and, in certain cases, may have taken into consideration the purchase price paid by the borrower. The amount could be significantly higher than the amount obtained from the sale of a mortgaged property in a distress or liquidation sale.

Information regarding the appraised values of the mortgaged properties (including loan-to-value ratios) presented in this prospectus is not intended to be a representation as to the past, present or future market values of the mortgaged properties. For example, in some cases, a borrower or its affiliate may have acquired the related mortgaged property for a price or otherwise for consideration in an amount that is less than the related appraised value specified on Annex A-1, including at a foreclosure sale or through acceptance of a deed-in-lieu of foreclosure. Historical operating results of the mortgaged properties used in these appraisals, as adjusted by various assumptions, estimates and subjective judgments on the part of the appraiser, may not be comparable to future operating results. In addition, certain appraisals may be based on extraordinary assumptions, including without limitation, that certain tenants are in-place and paying rent when such tenants have not yet taken occupancy or that certain renovations or property improvement plans have been completed. Additionally, certain appraisals with respect to mortgage loans secured by multiple mortgaged properties may have been conducted on a portfolio basis rather than on an individual property basis, and the sum of the values of the individual properties may be different from (and in some cases may be less than) the appraised value of the aggregate of such properties on a portfolio basis. In addition, other factors may impair the mortgaged properties’ value without affecting their current net operating income, including:

•	changes in governmental regulations, zoning or tax laws;
•	potential environmental or other legal liabilities;
•	the availability of refinancing; and
•	changes in interest rate levels.

In certain cases, appraisals may reflect [both “as-stabilized” and “as-is”] values. However, the appraised value reflected in this prospectus with respect to each mortgaged property, except as described under “Description of the Mortgage Pool—Certain Calculations and Definitions”, reflects only the “as-is” value (or, in certain cases, may reflect the “as-stabilized” value as a result of the satisfaction of the related conditions or assumptions unless otherwise specified), which may contain certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies. See “Description of the Mortgage Pool—Appraised Value”.

 Additionally, with respect to the appraisals setting forth assumptions, particularly those setting forth extraordinary assumptions, as to the “as-is” and “as-stabilized” values, we cannot assure you that those assumptions are or will be accurate or that the “as-stabilized” value will be the value of the related mortgaged property at the indicated stabilization date or at maturity or anticipated repayment date. Any engineering report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance and capital improvement items. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers—3650 REIT’s Underwriting Guidelines and Processes” for additional information regarding the appraisals. We cannot assure you that the information set forth in this prospectus regarding the appraised values or loan-to-value ratios accurately reflects past, present or future market values of the mortgaged properties or the amount that would be realized upon a sale of the related mortgaged property.

[Seasoned Mortgage Loans Present Additional Risk of Repayment]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Certain of the mortgage loans are seasoned mortgage loans and were originated [__] and [__] months, respectively, prior to the cut-off date. There are a number of risks associated with seasoned mortgage loans that are not present, or are present to a lesser degree, with more recently originated mortgage loans. For example:

•	property values and surrounding areas have likely changed since origination; origination standards at the time the mortgage loans were originated may have been different than current origination standards;
•	the business circumstances and financial condition of the related borrowers and tenants may have changed since the mortgage loans were originated;
•	the environmental circumstances at the mortgaged properties may have changed since the mortgage loans were originated;
•	the physical condition of the mortgaged properties or improvements may have changed since origination; and
•	the circumstances of the mortgaged properties, the borrower and the tenants may have changed in other respects since.

In addition, any seasoned mortgage loan may not satisfy all of the related sponsor’s underwriting standards. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.]

The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property

The operation and performance of a mortgage loan will depend in part on the identity of the persons or entities who control the borrower and the mortgaged property. The performance of a mortgage loan may be adversely affected if control of a borrower changes, which may occur, for example, by means of transfers of direct or indirect ownership interests in the borrower, or if the mortgage loan is assigned to and assumed by another person or entity along with a transfer of the property to that person or entity.

Many of the mortgage loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, although some have current or permit future mezzanine or subordinate debt. We cannot assure you the ownership of any of the borrowers would not change during the term of the related mortgage loan and result in a material adverse effect on your notes. See “Description of the Mortgage Pool—Additional Indebtedness” and “—Certain Terms of the Mortgage Loans—“Due-On-Sale” and “Due-On-Encumbrance” Provisions”.

The Borrower’s Form of Entity May Cause Special Risks

The borrowers are legal entities rather than individuals. Mortgage loans made to legal entities may entail greater risks of loss than those associated with mortgage loans made to individuals. For example, a legal entity, as opposed to an individual, may be more inclined to seek legal protection from its creditors under the bankruptcy laws. Unlike individuals involved in bankruptcies, most entities generally, but not in all cases, do not have personal assets and creditworthiness at stake.

The terms of certain of the mortgage loans require that the borrowers be single-purpose entities and, in most cases, such borrowers’ organizational documents or the terms of the mortgage loans limit their activities to the ownership of only the related mortgaged property or mortgaged properties and limit the borrowers’ ability to incur additional indebtedness. Such provisions are designed to mitigate the possibility that the borrower’s financial condition would be adversely impacted by factors unrelated to the related mortgaged property and mortgage loan. Such borrower may also have previously owned property other than the related mortgaged property or may be a so-called “recycled” single-purpose entity that previously had other business activities and liabilities. However, we cannot assure you that such borrowers have in the past complied, and will comply, with such requirements, and in some cases unsecured debt exists and/or is allowed in the future. Furthermore, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as “single purpose entities”.

Although a borrower may currently be a single purpose entity, in certain cases the borrowers were not originally formed as single purpose entities, but at origination of the related mortgage loan their organizational documents were amended. That borrower may have previously owned property other than the related mortgaged property and may not have observed all covenants that typically are required to consider a borrower a “single purpose entity” and thus may have liabilities arising from events prior to becoming a single purpose entity.

The organizational documents of a borrower or the direct or indirect managing partner or member of a borrower may also contain requirements that there be one or two independent directors, managers or trustees (depending on the entity form of such borrower) whose vote is required before the borrower files a voluntary bankruptcy or insolvency petition or otherwise institutes insolvency proceedings. Generally, but not always, the independent directors, managers or trustees may only be replaced with certain other independent successors. Although the requirement of having independent directors, managers or trustees is designed to mitigate the risk of a voluntary bankruptcy filing by a solvent borrower, a borrower could file for bankruptcy without obtaining the consent of its independent director(s) (and we cannot assure you that such bankruptcy would be dismissed as an unauthorized filing), and in any case the independent directors, managers or trustees may determine that a bankruptcy filing is an appropriate course of action to be taken by such borrower. Although the independent directors, managers or trustees generally owe no fiduciary duties to entities other than the borrower itself, such determination might take into account the interests and financial condition of such borrower’s parent entities and such parent entities’ other subsidiaries in addition to those of the borrower. Consequently, the financial distress of an affiliate of a borrower might increase the likelihood of a bankruptcy filing by a borrower.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Certain of the mortgage loans have been made to single purpose limited partnerships that have a general partner or general partners that are not themselves single purpose entities. Such loans are subject to additional bankruptcy risk. The organizational documents of the general partner in such cases do not limit it to acting as the general partner of the partnership. Accordingly there is a greater risk that the general partner may become insolvent for reasons unrelated to the mortgaged property. The bankruptcy of a general partner may dissolve the partnership under applicable state law. In addition, even if the partnership itself is not insolvent, actions by the partnership and/or a bankrupt general partner that are outside the ordinary course of their business, such as refinancing the related mortgage loan, may require prior approval of the bankruptcy court in the general partner’s bankruptcy case. The proceedings required to resolve these issues may be costly and time-consuming.

Any borrower, even an entity structured as a single purpose entity, as an owner of real estate, will be subject to certain potential liabilities and risks as an owner of real estate. We cannot assure you that any borrower will not file for bankruptcy protection or that creditors of a borrower or a corporate or individual general partner or managing member of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or corporate or individual general partner or managing member.

Certain borrowers’ organizational documents or the terms of certain mortgage loans permit an affiliated property manager to maintain a custodial account on behalf of such borrower and certain affiliates of such borrower into which funds available to such borrower under the terms of the related mortgage loans and funds of such affiliates are held, but which funds are and will continue to be separately accounted for as to each item of income and expense for each related mortgaged property and each related borrower. A custodial account structure for affiliated entities, while common among certain REITs, institutions or independent owners of multiple properties, presents a risk for consolidation of the assets of such affiliates as commingling of funds is a factor a court may consider in considering a request by other creditors for substantive consolidation. Substantive consolidation is an equitable remedy that could result in an otherwise solvent company becoming subject to the bankruptcy proceedings of an insolvent affiliate, making its assets available to repay the debts of affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include non-debtor affiliates of the bankrupt entity in the proceedings. In particular, consolidation may be ordered when corporate funds are commingled and used for a principal’s personal purposes, inadequate records of transfers are made and corporate entities are deemed an alter ego of a principal. Strict adherence to maintaining separate books and records, avoiding commingling of assets and otherwise maintaining corporate policies designed to preserve the separateness of corporate assets and liabilities make it less likely that a court would order substantive consolidation, but we cannot assure you that the related borrowers, property managers or affiliates will comply with these requirements as set forth in the related mortgage loans.

Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to consolidate the assets of such borrowers with those of the parent. Consolidation of the assets of such borrowers would likely have an adverse effect on the funds available to make payments on your notes, and may lead to a downgrade, withdrawal or qualification of the ratings of your notes.

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Single Purpose Entity Covenants” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

In addition, borrowers may own a mortgaged property as a Delaware statutory trust or as tenants-in-common. Delaware statutory trusts may be restricted in their ability to actively operate a property, and in the case of a mortgaged property that is owned by a Delaware statutory trust or by tenants-in-common, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust or the consent of the tenants-in-common will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property. See “—Tenancies-in-Common May Hinder Recovery” below. See also “Description of the Mortgage Pool—Delaware Statutory Trusts”.

In addition, certain of the mortgage loans may have borrowers that are wholly or partially (directly or indirectly) owned by one or more crowd funding investor groups. Investments in the commercial real estate market through crowd funding investor groups are a relatively recent phenomenon and there may be certain unanticipated risks to this new ownership structure which may adversely affect the related mortgage loan. Typically, the crowd funding investor group is made up of a large number of individual investors who invest relatively small amounts in the group pursuant to a securities offering. With respect to an equity investment in the borrower, the crowd funding investor group in turn purchases a stake in the borrower. Accordingly, equity in the borrower is indirectly held by the individual investors in the crowd funding group. We cannot assure you that either the crowd funding investor group or the individual investors in the crowd funding investor group have relevant expertise in the commercial real estate market. Additionally, crowd funding investor groups are required to comply with various securities regulations related to offerings of securities and we cannot assure you that any enforcement action or legal proceeding regarding failure to comply with such securities regulations would not delay enforcement of the related mortgage loan or otherwise impair the borrower’s ability to operate the related mortgaged property. Furthermore, we cannot assure you that a bankruptcy proceeding by the crowd funding investor group will not delay enforcement of the related mortgage loan.

A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans

Numerous statutory provisions, including the federal bankruptcy code and state laws affording relief to debtors, may interfere with and delay the ability of a secured mortgage lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the federal bankruptcy code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and, often, no interest or principal payments are made during the course of the bankruptcy proceeding. Also, under federal bankruptcy law, the filing of a petition in bankruptcy by or on behalf of a junior lien holder may stay the senior lender from taking action to foreclose out such junior lien. Certain of the mortgage loans have sponsors that have previously filed bankruptcy and we cannot assure you that such sponsors will not be more likely than other sponsors to utilize their rights in bankruptcy in the event of any threatened action by the mortgagee to enforce its rights under the related mortgage loan documents. As a result, the issuing entity’s recovery with respect to borrowers in bankruptcy proceedings may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed. See “—Other Financings or Ability To Incur Other Indebtedness Entails Risk” below, “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

Additionally, the courts of any state may refuse the foreclosure of a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the action unconscionable. See “Certain Legal Aspects of Mortgage Loans—Foreclosure”.

See also “—Performance of the Mortgage Loan Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” above.

Litigation Regarding the Mortgaged Properties or Borrowers May Impair Payments on the Notes

There may be (and there may exist from time to time) pending or threatened legal proceedings against, or disputes with, the borrowers, the borrower sponsors and the managers of the mortgaged properties and their respective affiliates arising out of their ordinary business. We have not undertaken a search for all legal proceedings that relate to the borrowers, borrower sponsors or managers for the mortgaged properties or their respective affiliates. Potential investors are advised and encouraged to perform their own searches related to such matters to the extent relevant to their investment decision. Any such litigation or dispute may materially impair payments to noteholders if borrowers must use property income to pay judgments, legal fees or litigation costs. We cannot assure you that any litigation or dispute or any settlement of any litigation or dispute will not have a material adverse effect on your investment.

Additionally, a borrower or a principal of a borrower or affiliate may have been a party to a bankruptcy, foreclosure, litigation or other proceeding, particularly against a lender, or has been convicted of a crime in the past. In addition, certain of the borrower sponsors, property managers, affiliates of any of the foregoing and/or entities controlled thereby have been a party to bankruptcy proceedings, mortgage loan defaults and restructures, discounted payoffs, foreclosure proceedings or deed-in-lieu of foreclosure transactions, or other material proceedings (including criminal proceedings) in the past, whether or not related to the mortgaged property securing a mortgage loan in this securitization transaction. In some cases, mortgaged properties securing certain of the mortgage loans previously secured other loans that had been in default, restructured or the subject of a discounted payoff, foreclosure or deed-in-lieu of foreclosure.

 Certain of the borrower sponsors may have a history of litigation or other proceedings against their lender, in some cases involving various parties to a securitization transaction. We cannot assure you that the borrower sponsors that have engaged in litigation or other proceedings in the past will not commence action against the issuing entity in the future upon any attempt by the special servicer to enforce the mortgage loan documents. Any such actions by the borrower or borrower sponsor may result in significant expense and potential loss to the issuing entity and a shortfall in funds available to make payments on the offered notes. In addition, certain principals or borrower sponsors may have in the past been convicted of, or pled guilty to, a felony. We cannot assure you that the borrower or principal will not be more likely than other borrowers or principals to avail itself or cause a borrower to avail itself of its legal rights, under the federal bankruptcy code or otherwise, in the event of an action or threatened action by the lender or its servicer to enforce the related mortgage loan documents, or otherwise conduct its operations in a manner that is in the best interests of the lender and/or the mortgaged property. We cannot assure you that any such proceedings or actions will not have a material adverse effect upon payments on your notes. Further, borrowers, principals of borrowers, property managers and affiliates of such parties may, in the future, be involved in bankruptcy proceedings, foreclosure proceedings or other material proceedings (including criminal proceedings), whether or not related to the mortgage loans. We cannot assure you that any such proceedings will not negatively impact a borrower’s or borrower sponsor’s ability to meet its obligations under the related mortgage loan and, as a result could have a material adverse effect upon your notes.

Often it is difficult to confirm the identity of owners of all of the equity in a borrower, which means that past issues may not be discovered as to such owners. See “Description of the Mortgage Pool—Litigation and Other Considerations” and “—Loan Purpose, Default History, Bankruptcy Issues and Other Proceedings” for additional information on certain mortgage loans in the issuing entity. See also representation numbers [__] and [__] in Annex D-1 and the identified exceptions to those representations in Annex D-2. However, we cannot assure you that there are no undisclosed bankruptcy proceedings, foreclosure proceedings, deed-in-lieu-of-foreclosure transaction and/or mortgage loan workout matters that involved one or more mortgage loans or mortgaged properties, and/or a guarantor, borrower sponsor or other party to a mortgage loan.

In addition, in the event the owner of a borrower experiences financial problems, we cannot assure you that such owner would not attempt to take actions with respect to the mortgaged property that may adversely affect the borrower’s ability to fulfill its obligations under the related mortgage loan. See “Description of the Mortgage Pool—Litigation and Other Considerations” for information regarding litigation matters with respect to certain mortgage loans.

Other Financings or Ability to Incur Other Indebtedness Entails Risk

When a borrower (or its constituent members) also has one or more other outstanding loans (even if they are pari passu, subordinated, mezzanine, preferred equity or unsecured loans or another type of equity pledge), the issuing entity is subjected to additional risk such as:

•	the borrower (or its constituent members) may have difficulty servicing and repaying multiple financings;
•	the existence of other financings will generally also make it more difficult for the borrower to obtain refinancing of the related mortgage loan (or whole loan, if applicable) or sell the related mortgaged property and may thereby jeopardize repayment of the mortgage loan (or whole loan, if applicable);
•	the need to service additional financings may reduce the cash flow available to the borrower to operate and maintain the mortgaged property and the value of the mortgaged property may decline as a result;
•	if a borrower (or its constituent members) defaults on its mortgage loan and/or any other financing, actions taken by other lenders such as a suit for collection, foreclosure or an involuntary petition for bankruptcy against the borrower could impair the security available to the issuing entity, including the mortgaged property, or stay the issuing entity’s ability to foreclose during the course of the bankruptcy case;
•	the bankruptcy of another lender also may operate to stay foreclosure by the issuing entity; and
•	the issuing entity may also be subject to the costs and administrative burdens of involvement in foreclosure or bankruptcy proceedings or related litigation.

Although the companion loans related to the whole loans (other than the owned subordinate companion loan, if any) are not assets of the issuing entity, each related borrower is still obligated to make interest and principal payments on such companion loans. As a result, the issuing entity is subject to additional risks, including:

•	the risk that the necessary maintenance of the related mortgaged property could be deferred to allow the borrower to pay the required debt service on these other obligations and that the value of the mortgaged property may fall as a result; and
•	the risk that it may be more difficult for the borrower to refinance these loans or to sell the related mortgaged property for purposes of making any balloon payment on the entire balance of such loans and the related additional debt at maturity or anticipated repayment date.

With respect to mezzanine financing (if any), while a mezzanine lender has no security interest in the related mortgaged properties, a default under a mezzanine loan could cause a change in control of the related borrower. With respect to mortgage loans that permit mezzanine financing, the relative rights of the mortgagee and the related mezzanine lender will generally be set forth in an intercreditor agreement, which agreements typically provide that the rights of the mezzanine lender (including the right to payment) against the borrower and mortgaged property are subordinate to the rights of the mortgage lender and that the mezzanine lender may not take any enforcement action against the mortgage borrower and mortgaged property.

In addition, the mortgage loan documents related to certain mortgage loans may have or permit future “preferred equity” structures, where one or more special limited partners or members receive a preferred return in exchange for an infusion of capital or other type of equity pledge that may require payments of a specified return or of excess cash flow. Such arrangements can present risks that resemble mezzanine debt, including dilution of the borrower’s equity in the mortgaged property, stress on the cash flow in the form of a preferred return or excess cash payments, and/or potential changes in the management of the related mortgaged property in the event the preferred return is not satisfied.

Additionally, the terms of certain mortgage loans permit or require the borrowers to post letters of credit and/or surety bonds for the benefit of the related mortgage loan, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee.

In addition, borrowers under most of the mortgage loans are generally permitted to incur trade payables and equipment financing, which may not be limited or may be significant, in order to operate the related mortgaged properties. [Also, with respect to certain mortgage loans the related borrower may either have incurred or may be permitted to incur unsecured debt from an affiliate of either the borrower or the sponsor of the borrower.] See “Description of the Mortgage Pool—Additional Indebtedness—Other Unsecured Indebtedness”.

For additional information, see “Description of the Mortgage Pool—Additional Indebtedness” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Tenancies-in-Common May Hinder Recovery

Certain of the mortgage loans included in the issuing entity have borrowers that own the related mortgaged properties as tenants-in-common. In general, with respect to a tenant-in-common ownership structure, each tenant-in-common owns an undivided share in the property and if such tenant-in-common desires to sell its interest in the property (and is unable to find a buyer or otherwise needs to force a partition) the tenant-in-common has the ability to request that a court order a sale of the property and distribute the proceeds to each tenant in common proportionally. As a result, if a tenant-in-common that has not waived its right of partition or similar right exercises a right of partition, the related mortgage loan may be subject to prepayment. The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, significant delay in recovery against the tenant-in-common borrowers, particularly if the tenant-in-common borrowers file for bankruptcy separately or in series (because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay will be reinstated), a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common under the mortgage loans will be single purpose entities. [Each tenant-in-common borrower has waived its right to partition, reducing the risk of partition.] However, we cannot assure you that, if challenged, this waiver would be enforceable. In addition, in some cases, the related mortgage loan documents may provide for full recourse (or in an amount equal to its pro rata share of the debt) to the related tenant-in-common borrower or the guarantor if a tenant-in-common files for partition.

Risks Relating to Enforceability of Cross-Collateralization

Cross-collateralization arrangements may be terminated in certain circumstances under the terms of the related mortgage loan documents. Cross-collateralization arrangements whereby multiple borrowers grant their respective mortgaged properties as security for one or more mortgage loans could be challenged as fraudulent conveyances by the creditors or the bankruptcy estate of any of the related borrowers.

Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by that borrower from the respective mortgage loan proceeds, as well as the overall cross-collateralization. If a court were to conclude that the granting of the liens was an avoidable fraudulent conveyance, that court could subordinate all or part of the mortgage loan to other debt of that borrower, recover prior payments made on that mortgage loan, or take other actions such as invalidating the mortgage loan or the mortgages securing the cross-collateralization. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

In addition, when multiple real properties secure a mortgage loan, the amount of the mortgage encumbering any particular one of those properties may be less than the full amount of the related aggregate mortgage loan indebtedness, to minimize recording tax. This mortgage amount is generally established at 100% to 150% of the appraised value or allocated loan amount for the mortgaged property and will limit the extent to which proceeds from the property will be available to offset declines in value of the other properties securing the same mortgage loan.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics” for a description of any mortgage loans that are cross-collateralized and cross-defaulted with each other or that are secured by multiple properties owned by multiple borrowers.

Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions

Provisions requiring yield maintenance charges, prepayment premiums or lockout periods may not be enforceable in some states and under federal bankruptcy law. Provisions requiring prepayment premiums or yield maintenance charges also may be interpreted as constituting the collection of interest for usury purposes. Accordingly, we cannot assure you that the obligation to pay a yield maintenance charge or prepayment premium will be enforceable. Also, we cannot assure you that foreclosure proceeds will be sufficient to pay an enforceable yield maintenance charge or prepayment premium.

Additionally, although the collateral substitution provisions related to defeasance do not have the same effect on the noteholders as prepayment, we cannot assure you that a court would not interpret those provisions as the equivalent of a yield maintenance charge or prepayment premium. In certain jurisdictions those collateral substitution provisions might therefore be deemed unenforceable or usurious under applicable law or public policy.

Risks Associated with One Action Rules

Several states (such as California) have laws that prohibit more than one “judicial action” to enforce a mortgage obligation, and some courts have construed the term “judicial action” broadly. Accordingly, the special servicer will be required to obtain advice of counsel prior to enforcing any of the issuing entity’s rights under any of the mortgage loans that include mortgaged properties where a “one action” rule could be applicable. In the case of a multi property mortgage loan which is secured by mortgaged properties located in multiple states, the special servicer may be required to foreclose first on properties located in states where “one action” rules apply (and where non judicial foreclosure is permitted) before foreclosing on properties located in states where judicial foreclosure is the only permitted method of foreclosure. See “Certain Legal Aspects of Mortgage Loans—Foreclosure”.

State Law Limitations on Assignments of Leases and Rents May Entail Risks

Generally mortgage loans included in an issuing entity secured by mortgaged properties that are subject to leases typically will be secured by an assignment of leases and rents pursuant to which the related borrower [(or with respect to any indemnity deed of trust structure, the related property owner)] assigns to the lender its right, title and interest as landlord under the leases of the related mortgaged properties, and the income derived from those leases, as further security for the related mortgage loan, while retaining a license to collect rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect rents. Some state laws may require that the lender take possession of the related property and obtain a judicial appointment of a receiver before becoming entitled to collect the rents. In addition, if bankruptcy or similar proceedings are commenced by or in respect of the borrower, the lender’s ability to collect the rents may be adversely affected. In particular, with respect to properties that are master leased, state law may provide that the lender will not have a perfected security interest in the underlying rents (even if covered by an assignment of leases and rents), unless there is also a mortgage on the master tenant’s leasehold interest. Such a mortgage is not typically obtained. See “Certain Legal Aspects of Mortgage Loans—Leases and Rents” and “—Bankruptcy Laws”.

Various Other Laws Could Affect the Exercise of Lender’s Rights

The laws of the jurisdictions in which the mortgaged properties are located (which laws may vary substantially) govern many of the legal aspects of the mortgage loans. These laws may affect the ability to foreclose on, and, in turn the ability to realize value from, the mortgaged properties securing the mortgage loans. For example, state law determines:

•	what proceedings are required for foreclosure;
•	whether the borrower and any foreclosed junior lienors may redeem the property and the conditions under which these rights of redemption may be exercised;
•	whether and to what extent recourse to the borrower is permitted; and
•	what rights junior mortgagees have and whether the amount of fees and interest that lenders may charge is limited.

In addition, the laws of some jurisdictions may render certain provisions of the mortgage loans unenforceable or subject to limitations which may affect lender’s rights under the mortgage loans. Delays in liquidations of defaulted mortgage loans and shortfalls in amounts realized upon liquidation as a result of the application of these laws may create delays and shortfalls in payments to noteholders. See “Certain Legal Aspects of Mortgage Loans”.

[Risks of Anticipated Repayment Date Loans]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Certain of the mortgage loans provide that, if after a certain date (referred to as the anticipated repayment date) the related borrower has not prepaid the mortgage loan in full, any principal outstanding after that anticipated repayment date will accrue interest at an increased interest rate rather than the stated mortgage loan rate. Generally, from and after the anticipated repayment date, cash flow in excess of that required for debt service, the funding of reserves and certain approved operating expenses with respect to the related mortgaged property will be applied toward the payment of principal (without payment of a yield maintenance charge) of the related mortgage loan until its principal balance has been reduced to zero. Although these provisions may create an incentive for the borrower to repay the mortgage loan in full on its anticipated repayment date, a substantial payment would be required and the borrower has no obligation to do so. While interest at the initial mortgage rate continues to accrue and be payable on a current basis on this mortgage loan after its anticipated repayment date, the payment of excess interest will be deferred and will be required to be paid only after the outstanding principal balance of the related mortgage loan has been paid in full, at which time the excess interest that has been deferred, to the extent actually collected, will be paid to the holders of the Class [ARD] notes[, which are not offered by this prospectus]. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—ARD Loan”.]

The Absence of Lockboxes Entails Risks That Could Adversely Affect Payments on Your Notes

Certain of the mortgage loans may not require the related borrower presently to cause rent and other payments to be made into a lockbox account maintained on behalf of the mortgagee, although some of those mortgage loans do provide for a springing lockbox. If rental payments are not required to be made directly into a lockbox account, there is a risk that the borrower will divert such funds for other purposes.

Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk

Mortgage loans with substantial remaining principal balances at their stated maturity date or anticipated repayment date, as applicable, involve greater risk than fully-amortizing mortgage loans. This is because the borrower may be unable to repay the mortgage loan at that time. In addition, fully amortizing mortgage loans which may pay interest on an “actual/360” basis but have fixed monthly payments may, in effect, have a small balloon payment due at maturity or anticipated repayment date.

All of the mortgage loans have amortization schedules that are significantly longer than their respective terms to maturity or anticipated repayment date, as applicable, and many of the mortgage loans require only payments of interest for part or all of their respective terms. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Due Dates; Mortgage Rates; Calculations of Interest”. A longer amortization schedule or an interest-only provision in a mortgage loan will result in a higher amount of principal outstanding under the mortgage loan at any particular time, including at the maturity date of the mortgage loan, than would have otherwise been the case had a shorter amortization schedule been used or had the mortgage loan had a shorter interest-only period or not included an interest-only provision at all. That higher principal amount outstanding could both (i) make it more difficult for the related borrower to make the required balloon payment at maturity or anticipated repayment date and (ii) lead to increased losses for the issuing entity either during the loan term or at maturity or anticipated repayment date if the mortgage loan becomes a defaulted mortgage loan.

A borrower’s ability to repay a mortgage loan on its stated maturity date or anticipated repayment date, as applicable, typically will depend upon its ability either to refinance the mortgage loan or to sell the mortgaged property at a price sufficient to permit repayment. A borrower’s ability to achieve either of these goals will be affected by a number of factors, including:

•	the availability of, and competition for, credit for commercial, multifamily or manufactured housing community real estate projects, which fluctuate over time;
•	the prevailing interest rates;
•	the net operating income generated by the mortgaged property;
•	the fair market value of the related mortgaged property;
•	the borrower’s equity in the related mortgaged property;
•	significant tenant rollover at the related mortgaged properties (see “—Retail Properties Have Special Risks” and “—Office Properties Have Special Risks” above);
•	the borrower’s financial condition;
•	the operating history and occupancy level of the mortgaged property;
•	reductions in applicable government assistance/rent subsidy programs;
•	the tax laws; and
•	prevailing general and regional economic conditions.

With respect to any mortgage loan that is part of a whole loan, the risks relating to balloon payment obligations are enhanced by the existence and amount of the related companion loans.

None of the sponsors, any party to the indenture and servicing agreement or any other person will be under any obligation to refinance any mortgage loan.

Whether or not losses are ultimately sustained, any delay in collection of a balloon payment that would otherwise be distributable on your notes, whether such delay is due to borrower default or to modification of the related mortgage loan, will likely extend the weighted average life of your notes. See “Other Risks Relating to the Notes—Risks Relating to Modifications of the Mortgage Loans”.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics”.

[THE FOLLOWING RISK FACTORS REFERENCE MORTGAGE LOANS AND NOTES THAT BEAR INTEREST BASED ON LIBOR.  THE INCLUSION OF LIBOR IN THIS REGISTRATION STATEMENT IS SOLELY FOR ILLUSTRATIVE PURPOSES.  ANY FLOATING RATE MORTGAGE LOANS OR NOTES WILL BE BASED ON AN INDEX OTHER THAN LIBOR AND THE PROSPECTUS FOR ANY FLOATING RATE NOTES WILL DISCLOSE THE TERMS OF THE APPLICABLE INDEX AND ANY APPLICABLE RISKS.]

[Risks Relating to Floating Rate Mortgage Loans]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] The mortgage loans currently bear interest at a floating rate based on [the London Interbank Offer Rate (commonly referred to as “LIBOR”)] or [___]. Accordingly, debt service for the mortgage loans will generally increase as interest rates rise. In contrast, other income from the related mortgaged properties may not rise significantly as interest rates rise. Accordingly, the debt service coverage ratio of those mortgage loans will generally be adversely affected by rising interest rates, and the borrower’s ability to make all payments due on such mortgage loans may be adversely affected.]

[Changes to, or Elimination of, LIBOR Could Adversely Affect Your Investment in the Notes]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have been conducting civil and criminal investigations into whether the banks that contributed to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have underreported or otherwise manipulated or attempted to manipulate LIBOR.

Investigations remain ongoing and we cannot assure you that there will not be findings of rate setting manipulation or collusion, or that improper manipulation of, or collusion in, LIBOR or other similar inter-bank lending rates will not occur in the future.

As a result of evidence of manipulation of the methodology for determining LIBOR in various currencies and tenors, regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted and continue to conduct civil and criminal investigations into banks and bankers involved in the determination of various LIBOR currency/tenor pairings. As a consequence of the various investigations, the Financial Stability Board and the International Organization of Securities Commissions (“IOSCO”) recommended that LIBOR be phased out as interest rate benchmarks.

The administrator of the LIBOR benchmarks, ICE Benchmark Administration Limited (“IBA”), is regulated by the United Kingdom’s Financial Conduct Authority (the “FCA”), and LIBOR benchmarks, including United States Dollar LIBOR (“USD LIBOR”) benchmarks, are classified as “critical benchmarks” under the UK regulatory regime set out in Regulation (EU) 2016/1011 as it forms part of UK domestic law by virtue of the European Union (Withdrawal Act) 2018 and as amended by the Benchmarks (Amendment and Transaction Provision (EU Exit) Regulation 2019) (as amended, the “UK Benchmarks Regulation”). The FCA has statutory powers to compel IBA, in certain circumstances, to continue to publish critical benchmarks, including in circumstances in which a critical benchmark ceases to reflect the underlying market or economic reality. The FCA also has statutory powers to require panel banks whose contributions are used by IBA in order to determine LIBOR for particular currency/tenor pairings (the “Panel Banks”) to continue to make those contributions.

On March 5, 2021, IBA and the FCA announced that all LIBOR settings will either cease to be provided by any benchmark administrator, or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR settings and one-week and two-month USD LIBOR settings, and immediately after June 30, 2023 for the remaining USD LIBOR settings, including one-month USD LIBOR (collectively, the “Remaining USD LIBORs”) (collectively, the “Announcements”). The Announcements result in the calculation and fixing of the spread adjustment for USD LIBOR tenors, but the Notes will continue to bear interest at the stated LIBOR rate until the related [Benchmark Replacement Date]. The Panel Banks have indicated their willingness to continue to provide their data to IBA for the Remaining USD LIBORs up to the [Benchmark Replacement Date] of June 30, 2023, and IBA and the FCA have indicated that the Remaining USD LIBORs should be representative rates until that date, as required under the UK Benchmarks Regulation for critical benchmarks.

Separately, a bill currently before the U.K. Parliament (the “Financial Services Bill”) will, if passed, amend the UK Benchmarks Regulation to give the FCA additional powers to facilitate the winding-down of critical benchmarks, such as LIBOR currency/tenor pairings. These powers include the power to “designate” a critical benchmark and if so “designated,” the FCA will have a number of additional powers including (a) the power (assuming that the Financial Services Bill is passed into legislation in its current form) to alter the methodology by which that critical benchmark is determined and (b) the ability to permit UK regulated persons to continue to use the “designated” benchmark in certain existing LIBOR-linked contracts (referred to as “tough legacy contracts”) for a certain period of time after such designation is made (subject to periodic review). The power to permit UK regulated persons to continue to use a “designated” LIBOR rate in tough legacy contracts, although limited in its jurisdictional scope to UK persons regulated by the FCA, may be applied irrespective of the currency/tenor pairing and may have a general impact on investments referencing USD LIBOR.

The FCA has indicated in a public consultation document that the power to change the methodology of a designated benchmark is intended to replicate, to the extent possible, the relevant designated LIBOR benchmark, and in the context of LIBOR currency/tenor pairings, means that any alternative methodology is likely to be based on a forward-looking term risk-free rate (e.g., Term SOFR) plus a credit spread. The FCA has not yet been granted these powers and it is still uncertain how it will apply these additional powers to any particular situation.

  Notwithstanding the statements made in the FCA’s consultation or the Announcements, the FCA and IBA have the statutory power to make a determination, at any time prior to or after June 30, 2023, that any one or more of the Remaining USD LIBORs is or are no longer representative of the underlying market or economic reality. As described above, the FCA possesses statutory powers to compel IBA to continue to publish USD LIBOR currency/tenor pairings and to compel Panel Banks to make contributions to those currency/tenor pairings; these powers may be exercised with respect to the Remaining USD LIBORs both before and after June 30, 2023, should the FCA consider it necessary and appropriate. In addition, as explained above, if the Financial Services Bill is passed in its current form, the FCA will also have the power to require a change to the methodology used in determining LIBOR for any “designated” currency/tenor pairing, including any Remaining USD LIBOR, should it be “designated”. These matters may result in a sudden or prolonged increase or decrease in reported LIBOR rates, LIBOR being more volatile than they have been in the past and/or fewer loans utilizing LIBOR as an index for interest payments. In addition, questions surrounding the integrity in the process for determining LIBOR may have other unforeseen consequences, including potential litigation against banks and/or obligors on loans. Any uncertainty in the value of LIBOR or the development of a market view that LIBOR was manipulated or may be manipulated may adversely affect the liquidity of the notes in the secondary market and their market value.

[For the [applicable] underlying mortgage loans and the [related] notes, LIBOR will be the IBA’s one-month London interbank offered rate for United States Dollar deposits, as displayed on the LIBOR Index Page. In the event the IBA ceases to set or publish a rate for LIBOR, the calculation agent will be required designate an alternative index.]

[In the event LIBOR is no longer available, a [borrower] may not be able to extend the terms of its mortgage loan because the [borrower] may not be able to extend or replace the [interest rate cap agreement] it is required to maintain. As a result, the [borrower] would be required to repay its mortgage loan and may be unable to do so.]

We cannot predict the effect of the FCA’s decision not to sustain LIBOR, or, if changes are ultimately made to LIBOR, the effect of those changes. In addition, we cannot predict what alternative index would be chosen by the calculation agent, should this occur. If LIBOR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the notes could be adversely affected.

It is possible that LIBOR or [an alternate rate] may experience greater than normal fluctuation in the rates during the period of time around when LIBOR is expected to become unavailable as the markets convert from LIBOR-based lending to lending based on alternative rates and adjust to operating on the basis of those new rates. As a result, the value of your notes may increase or decrease for reasons unrelated to the performance of the mortgage loans or the mortgaged properties.]

[Risks Related to Ground Leases and Other Leasehold Interests]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the related borrower’s leasehold were to be terminated upon a lease default, the lender would lose its security in the leasehold interest. Generally, each related ground lease or a lessor estoppel requires the lessor to give the lender notice of the borrower’s defaults under the ground lease and an opportunity to cure them, permits the leasehold interest to be assigned to the lender or the purchaser at a foreclosure sale, in some cases only upon the consent of the lessor, and contains certain other protective provisions typically included in a “mortgageable” ground lease, although not all these protective provisions are included in each case.

Upon the bankruptcy of a lessor or a lessee under a ground lease, the debtor has the right to assume or reject the lease. If a debtor lessor rejects the lease, the lessee has the right pursuant to the federal bankruptcy code to treat such lease as terminated by rejection or remain in possession of its leased premises for the rent otherwise payable under the lease for the remaining term of the ground lease (including renewals) and to offset against such rent any damages incurred due to the landlord’s failure to perform its obligations under the lease. If a debtor lessee/borrower rejects any or all of the lease, the leasehold lender could succeed to the lessee/borrower’s position under the lease only if the lease specifically grants the lender such right. If both the lessor and the lessee/borrower are involved in bankruptcy proceedings, the issuing entity may be unable to enforce the bankrupt lessee/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated. In such circumstances, a ground lease could be terminated notwithstanding lender protection provisions contained in the ground lease or in the mortgage.

Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may adversely affect the cash flow and net income of the related borrower.

A leasehold lender could lose its security unless (i) the leasehold lender holds a fee mortgage, (ii) the ground lease requires the lessor to enter into a new lease with the leasehold lender upon termination or rejection of the ground lease, or (iii) the bankruptcy court, as a court of equity, allows the leasehold lender to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although not directly covered by the 1994 amendments to the federal bankruptcy code, such a result would be consistent with the purpose of the 1994 amendments to the federal bankruptcy code granting the holders of leasehold mortgages permitted under the terms of the lease the right to succeed to the position of a leasehold mortgagor. Although consistent with the federal bankruptcy code, such position may not be adopted by the applicable bankruptcy court.

Further, in a decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir. 2003)) the court ruled with respect to an unrecorded lease of real property that where a statutory sale of the fee interest in leased property occurs under the federal bankruptcy code upon the bankruptcy of a landlord, such sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the federal bankruptcy code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. While there are certain circumstances under which a “free and clear” sale under the federal bankruptcy code would not be authorized (including that the lessee could not be compelled in a legal or equitable proceeding to accept a monetary satisfaction of his possessory interest, and that none of the other conditions of the federal bankruptcy code otherwise permits the sale), we cannot assure you that those circumstances would be present in any proposed sale of a leased premises. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the federal bankruptcy code, the lessee will be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that the lessee and/or the lender will be able to recoup the full value of the leasehold interest in bankruptcy court. Most of the ground leases contain standard protections typically obtained by securitization lenders. Certain of the ground leases with respect to a mortgage loan included in the issuing entity may not. See representation number [__] in Annex D-1 and the representation exceptions identified in Annex D-2.

With respect to certain of the mortgage loans, the related borrower may have given to certain lessors under the related ground lease a right of first refusal in the event a sale is contemplated or an option to purchase all or a portion of the mortgaged property and these provisions, if not waived, may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure or adversely affect the foreclosure process.

See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.]

[Leased Fee Properties Have Special Risks]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION] Land subject to a ground lease presents special risks. In such cases, where the borrower owns the fee interest but not the related improvements, such borrower will only receive the rental income from the ground lease and not from the operation of any related improvements. Any default by the ground lessee would adversely affect the borrower’s ability to make payments on the related mortgage loan. While ground leases may contain certain restrictions on the use and operation of the related mortgaged property, the ground lessee generally enjoys the rights and privileges of a fee owner, including the right to construct, alter and remove improvements and fixtures from the land and to assign and sublet the ground leasehold interest. However, the borrower has the same risk of interruptions in cash flow if such ground lessee defaults under its lease as it would on another single tenant commercial property, without the control over the premises that it would ordinarily have as landlord. In addition, in the event of a condemnation, the borrower would only be entitled to an allocable share of the condemnation proceeds. Furthermore, the insurance requirements are often governed by the terms of the ground lease and, in some cases, certain tenants or subtenants may be allowed to self-insure. The ground lessee is commonly permitted to mortgage its ground leasehold interest, and the leasehold lender will often have notice and cure rights with respect to material defaults under the ground lease. In addition, leased fee interests are less frequently purchased and sold than other interests in commercial real property. It may be difficult for the issuing entity, if it became a foreclosing lender, to sell the fee interests if the tenant and its improvements remain on the land. In addition, if the improvements are nearing the end of their useful life, there could be a risk that the tenant defaults in lieu of performing any obligations it may otherwise have to raze the structure and return the land in raw form to the developer. Furthermore, leased fee interests are generally subject to the same risks associated with the property type of the ground lessee’s use of the premises because that use is a source of revenue for the payment of ground rent.]

Increases in Real Estate Taxes May Reduce Available Funds

Certain of the mortgaged properties securing the mortgage loans have or may in the future have the benefit of reduced real estate taxes in connection with a local government “payment in lieu of taxes” program or other tax abatement arrangements. Upon expiration of such program or if such programs were otherwise terminated, the related borrower would be required to pay higher, and in some cases substantially higher, real estate taxes. Prior to expiration of such program, the tax benefit to the mortgaged property may decrease throughout the term of the expiration date until the expiration of such program. An increase in real estate taxes may impact the ability of the borrower to pay debt service on the mortgage loan.

See “Description of the Mortgage Pool—Real Estate and Other Tax Considerations” for descriptions of real estate tax matters relating to certain mortgaged properties.

State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds

Many jurisdictions impose recording taxes on mortgages which, if not paid at the time of the recording of the mortgage, may impair the ability of the lender to foreclose the mortgage. Such taxes, interest, and penalties could be significant in amount and would, if imposed, reduce the net proceeds realized by the issuing entity in liquidating the real property securing the related mortgage loan.

[Risks Relating to Shari’ah Compliant Loans]

[[TO BE INCLUDED ONLY IF APPLICABLE TO THE SPECIFIC TRANSACTION]Certain of the mortgage loans may be structured to comply with Islamic law (Shari’ah). The related borrower holds the fee interest in the mortgaged property and is owned by a U.S. division of the borrower sponsor. The related borrower has master leased the related mortgaged property to a master lessee, which is indirectly owned in part by certain investors of the Islamic faith. The rent payable pursuant to the applicable master lease is intended to cover the debt service payments required under the related mortgage loan, as well as reserve payments and any other sums due under the mortgage loan. By its terms, the master lease is expressly subordinate to the related mortgage loan.

There is a risk that in a bankruptcy case of a master lessee, the master lease could be recharacterized as a financing lease in connection with an acquisition of the mortgaged property by the master lessee. If such recharacterization occurred, the master lessee could be deemed to own the fee interest in the related mortgaged property and the master lease would be viewed as a loan. In Shari’ah compliant mortgage loans, the master lessee typically does not grant a leasehold mortgage to the lender. Therefore, there is a risk that if the master lease were recharacterized as a financing lease, the lender could lose its mortgage on the property. To mitigate the effect of such recharacterization, (i) each master lessee has been formed and is obligated to continue as a single purpose entity, (ii) a bankruptcy by a master lessee is a “bad act” that would trigger guarantor liability under the recourse carveout guaranty for the related mortgage loan, (iii) the master lease is expressly subordinate to the related mortgage loan, and (iv) title insurance was obtained insuring that the related borrower is the fee owner of the related mortgaged property.]

Risks Related to Conflicts of Interest

Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests

The originators, the sponsors and their affiliates (including certain of the underwriters) expect to derive ancillary benefits from this offering and their respective incentives may not be aligned with those of purchasers of the offered notes. The sponsors originated or purchased the mortgage loans in order to securitize the mortgage loans by means of a transaction such as the offering of the offered notes. The sponsors will sell the mortgage loans to the depositor (an affiliate of 3650 Real Estate Investment Trust 2 LLC, one of the sponsors and originators, and of [DESCRIBE OTHER AFFILIATIONS]) on the closing date in exchange for cash, derived from the sale of the offered notes to investors and/or in exchange for offered notes. A completed offering would reduce the originators’ exposure to the mortgage loans. The originators made the mortgage loans with a view toward securitizing them and distributing the exposure by means of a transaction such as this offering of offered notes. In addition, certain mortgaged properties may have tenants that are affiliated with the related originator. See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases”. This offering of offered notes will effectively transfer the originators’ exposure to the mortgage loans to purchasers of the offered notes.

The originators, the sponsors and their affiliates expect to receive various benefits, including compensation, commissions, payments, rebates, remuneration and business opportunities, in connection with or as a result of this offering of offered notes and their interests in the mortgage loans. The sponsors and their affiliates will effectively receive compensation, and may record a profit, in an amount based on, among other things, the amount of proceeds (net of transaction expenses) received from the sale of the offered notes to investors relative to their investment in the mortgage loans. The benefits to the originators, the sponsors and their affiliates arising from the decision to securitize the mortgage loans may be greater than they would have been had other assets been selected.

Furthermore, the sponsors and/or their affiliates may benefit from a completed offering of the offered notes because the offering would establish a market precedent and a valuation data point for securities similar to the offered notes, thus enhancing the ability of the sponsors and their affiliates to conduct similar offerings in the future and permitting them to adjust the fair value of the mortgage loans or other similar assets or securities held on their balance sheet, including increasing the carrying value or avoiding decreasing the carrying value of some or all of such similar positions.

In some cases, the originators, the sponsors or their affiliates are the holders of the mezzanine loans and/or companion loans related to their mortgage loans. The originators, the sponsors and/or their respective affiliates may retain existing mezzanine loans and/or companion loans or originate future permitted mezzanine indebtedness with respect to the mortgage loans. These transactions may cause the originators, the sponsors and their affiliates or their clients or counterparties who purchase the mezzanine loans and/or companion loans, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered notes. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future, may, individually or in the aggregate, have a material effect on the market for the offered notes (if any), including adversely affecting the value of the offered notes, particularly in illiquid markets. The originators, the sponsors and their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to such companion loans or any existing or future mezzanine loans, based on the potential effect on an investor in the offered notes, and may receive substantial returns from these transactions. In addition, the originators, the sponsors or any of their respective affiliates may benefit from certain relationships, including financial dealings, with any borrower, any non-recourse carveout guarantor or any of their respective affiliates, aside from the origination of mortgage loans or contribution of mortgage loans into this securitization. Conflicts may also arise because the sponsors and their respective affiliates intend to continue to actively acquire, develop, operate, finance and dispose of real estate-related assets in the ordinary course of their businesses. During the course of their business activities, the sponsors and their respective affiliates may acquire, sell or lease properties, or finance loans secured by properties, which may include the properties securing the mortgage loans or properties that are in the same markets as the mortgaged properties. Such other properties, similar to other third-party owned real estate, may compete with the mortgaged properties for existing and potential tenants. The sponsors may also, from time to time, be among the tenants at the mortgaged properties, and they should be expected to make occupancy-related decisions based on their self-interest and not that of the issuing entity. We cannot assure you that the activities of these parties with respect to such other properties will not adversely impact the performance of the mortgaged properties.

In addition, certain of the mortgage loans included in the issuing entity may have been refinancings of debt previously held by a sponsor, an originator or one of their respective affiliates, or a sponsor, an originator or one of their respective affiliates may have or have had equity investments in the borrowers or mortgaged properties under certain of the mortgage loans included in the issuing entity. Each of the sponsors, the originators and their respective affiliates have made and/or may make loans to, or equity investments in, affiliates of the borrowers under the related mortgage loans. In the circumstances described above, the interests of the sponsors, the originators and their respective affiliates may differ from, and compete with, the interests of the issuing entity.

Further, various originators, sponsors and their respective affiliates are acting in multiple capacities in or with respect to this transaction, which may include, without limitation, acting as one or more transaction parties or a subcontractor or vendor of such party, participating in or contracting for interim servicing and/or custodial services with certain transaction parties, providing warehouse financing to, or receiving warehouse financing from, certain other originators or sponsors prior to transfer of the related mortgage loans to the issuing entity, and/or conducting due diligence on behalf of an investor with respect to the mortgage loans prior to their transfer to the issuing entity.

For a description of certain of the foregoing relationships and arrangements that exist among the parties to this securitization, see “Certain Affiliations, Relationships And Related Transactions Involving Transaction Parties” and “Transaction Parties”.

These roles and other potential relationships may give rise to conflicts of interest as described in “—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests” and “—Other Potential Conflicts of Interest May Affect Your Investment” below. Each of the foregoing relationships and related interests should be considered carefully by you before you invest in any offered notes.

Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests

The activities and interests of the underwriters and their respective affiliates (collectively, the “Underwriter Entities”) will not align with, and may in fact be directly contrary to, those of the noteholders. The Underwriter Entities are each part of separate global investment banking, securities and investment management firms that provide a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, they actively make markets in and trade financial instruments for their own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. The Underwriter Entities’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which the Underwriter Entities take positions, or expect to take positions, include loans similar to the mortgage loans, securities and instruments similar to the offered notes and other securities and instruments. Market making is an activity where the Underwriter Entities buy and sell on behalf of customers, or for their own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. Any short positions taken by the Underwriter Entities and/or their clients through marketing or otherwise will increase in value if the related securities or other instruments decrease in value, while positions taken by the Underwriter Entities and/or their clients in credit derivative or other derivative transactions with other parties, pursuant to which the Underwriter Entities and/or their clients sell or buy credit protection with respect to one or more classes of the offered notes, may increase in value if the offered notes default, are expected to default, or decrease in value.

The Underwriter Entities and their clients acting through them may execute such transactions, modify or terminate such derivative positions and otherwise act with respect to such transactions, and may exercise or enforce, or refrain from exercising or enforcing, any or all of their rights and powers in connection therewith, without regard to whether any such action might have an adverse effect on the offered notes or the noteholders. Additionally, none of the Underwriter Entities will have any obligation to disclose any of these securities or derivatives transactions to you in your capacity as a noteholder. As a result, you should expect that the Underwriter Entities will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the offered notes.

As a result of the Underwriter Entities’ various financial market activities, including acting as a research provider, investment advisor, market maker or principal investor, you should expect that personnel in various businesses throughout the Underwriter Entities will have and express research or investment views and make recommendations that are inconsistent with, or adverse to, the objectives of investors in the offered notes.

If an Underwriter Entity becomes a holder of any of the notes, through market-making activity or otherwise, any actions that it takes in its capacity as a noteholder, including voting, providing consents or otherwise will not necessarily be aligned with the interests of other holders of the same class or other classes of the notes. To the extent an Underwriter Entity makes a market in the notes (which it is under no obligation to do), it would expect to receive income from the spreads between its bid and offer prices for the notes. The price at which an Underwriter Entity may be willing to purchase notes, if it makes a market, will depend on market conditions and other relevant factors and may be significantly lower than the issue price for the notes and significantly lower than the price at which it may be willing to sell notes.

In addition, none of the Underwriter Entities will have any obligation to monitor the performance of the notes or the actions of the parties to the indenture and servicing agreement and will have no authority to advise any party to the indenture and servicing agreement or to direct their actions.

Furthermore, each Underwriter Entity expects that a completed offering will enhance its ability to assist clients and counterparties in the transaction or in related transactions (including assisting clients in additional purchases and sales of the notes and hedging transactions). The Underwriter Entities expect to derive fees and other revenues from these transactions. In addition, participating in a successful offering and providing related services to clients may enhance the Underwriter Entities’ relationships with various parties, facilitate additional business development, and enable them to obtain additional business and generate additional revenue.

The Underwriter Entities are playing several roles in this transaction. [DESCRIBE AFFILIATIONS]. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”. Each of the foregoing relationships should be considered carefully by you before you invest in any notes.

Potential Conflicts of Interest of the Master Servicer and the Special Servicer

The indenture and servicing agreement provides that the mortgage loans serviced thereunder are required to be administered in accordance with the servicing standard without regard to ownership of any note by the master servicer, the special servicer or any of their respective affiliates. See “Indenture and Servicing Agreement—Servicing Standard”. The indenture and servicing agreement governing the servicing of the non-serviced whole loan provides that such non-serviced whole loan is required to be administered in accordance with a servicing standard that is generally similar to the servicing standard set forth in the indenture and servicing agreement. See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Notwithstanding the foregoing, the master servicer, a sub-servicer, the special servicer or any of their respective affiliates and, as it relates to servicing and administration of the non-serviced mortgage loan, each applicable master servicer, sub-servicer, special servicer or any of their respective affiliates under the indenture and servicing agreement governing the servicing of the non-serviced whole loan, may have interests when dealing with the mortgage loans that are in conflict with those of holders of the notes, especially if the master servicer, a sub-servicer, the special servicer or any of their respective affiliates holds notes or securities relating to any of the applicable companion loans, or has financial interests in or financial dealings with a borrower or a borrower sponsor. Each of these relationships may create a conflict of interest. For instance, if the special servicer or its affiliate holds a subordinate class of notes, the special servicer might seek to reduce the potential for losses allocable to those notes from the mortgage loans by deferring acceleration in hope of maximizing future proceeds. However, that action could result in less proceeds to the issuing entity than would be realized if earlier action had been taken. In addition, no servicer is required to act in a manner more favorable to the offered notes or any particular class of notes than to the [SERIES DESIGNATION OF THIS TRANSACTION] non-offered notes, any serviced companion loan holder or the holder of any serviced companion loan securities.

Each of the master servicer and the special servicer services and is expected to continue to service, in the ordinary course of its business, existing and new mortgage loans for third parties, including portfolios of mortgage loans similar to the mortgage loans. The real properties securing these other mortgage loans may be in the same markets as, and compete with, certain of the mortgaged properties securing the mortgage loans. Consequently, personnel of the master servicer or the special servicer, as applicable, may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. In addition, the mortgage loan sellers will determine who will service mortgage loans that the mortgage loan sellers originate in the future, and that determination may be influenced by the mortgage loan seller’s opinion of servicing decisions made by the master servicer or special servicer under the indenture and servicing agreement including, among their things, the manner in which the master servicer or special servicer enforces breaches of representations and warranties against the related mortgage loan seller. This may pose inherent conflicts for the master servicer or the special servicer.

The special servicer may enter into one or more arrangements with the directing holder, a subordinate controlling class noteholder, a serviced companion loan holder or other noteholders (or an affiliate or a third party representative of one or more of the preceding parties) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the special servicer’s appointment (or continuance) as special servicer under the indenture and servicing agreement and/or the related intercreditor agreement and limitations on the right of such person to replace the special servicer. See “—Other Potential Conflicts of Interest May Affect Your Investment” below.

Although the master servicer and the special servicer will be required to service and administer the mortgage loan pool in accordance with the servicing standard and, accordingly, without regard to their rights to receive compensation under the indenture and servicing agreement and without regard to any potential obligation to repurchase or substitute a mortgage loan if the master servicer or special servicer is a mortgage loan seller, the possibility of receiving additional servicing compensation in the nature of assumption and modification fees, the continuation of receiving fees to service or specially service a mortgage loan, or the desire to avoid a repurchase demand resulting from a breach of a representation and warranty or material document default may under certain circumstances provide the master servicer or the special servicer, as the case may be, with an economic disincentive to comply with this standard.

Each of the foregoing relationships should be considered carefully by you before you invest in any notes.

 Potential Conflicts of Interest of the Operating Advisor

[__________] has been appointed as the initial operating advisor with respect to all of the mortgage loans other than the non-serviced mortgage loan. See “Transaction Parties—The Operating Advisor”. In the normal course of conducting its business, the initial operating advisor and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the note administrator, the indenture trustee, the master servicer, the special servicer, the asset representations reviewer or the directing holder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial operating advisor’s duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial operating advisor performs its duties under the indenture and servicing agreement.

[Although the initial operating advisor does not service mortgage loans or provide asset management services for owners of commercial mortgage loans, a successor operating advisor or its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity.] These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans in the issuing entity and the related mortgaged properties. As a result of the investments and activities described above, the interests of any such successor operating advisor and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of any successor operating advisor may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. Although the operating advisor is required to consider the servicing standard in connection with its activities under the indenture and servicing agreement, the operating advisor will not itself be bound by the servicing standard.

In addition, the operating advisor and its affiliates may have interests that are in conflict with those of noteholders if the operating advisor or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Asset Representations Reviewer

[_______] has been appointed as the initial asset representations reviewer with respect to all of the mortgage loans other than the non-serviced mortgage loan. See “Transaction Parties—The Asset Representations Reviewer”. In the normal course of conducting its business, the initial asset representations reviewer and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the note administrator, the indenture trustee, the master servicer, the special servicer, the operating advisor or the directing holder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial asset representations reviewer’s duties as asset representations reviewer. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial asset representations reviewer performs its duties under the indenture and servicing agreement.

In addition, the asset representations reviewer and its affiliates may have interests that are in conflict with those of noteholders if the asset representations reviewer or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

 Potential Conflicts of Interest of the Directing Holder and the Companion Loan Holders

It is expected that an entity affiliated with [__________] will be the initial directing holder. The special servicer may, at the direction of the directing holder (for so long as a control termination event does not exist), take actions with respect to the specially serviced loans administered under the indenture and servicing agreement that could adversely affect the holders of some or all of the classes of notes. The directing holder will be controlled by the subordinate controlling class noteholders.

The directing holder, the subordinate controlling class noteholders and the holders of the companion loans or securities backed by such companion loans may have interests in conflict with those of the other noteholders, especially if it or any of its affiliates holds notes or companion loan securities, or has financial interests in or other financial dealings (as lender or otherwise) with a borrower or an affiliate of a borrower. Each of these relationships may create a conflict of interest. As a result, it is possible that the directing holder on behalf of the subordinate controlling class noteholders (for so long as a control termination event does not exist) or the directing holder (or equivalent entity) under the indenture and servicing agreement governing the servicing of a non-serviced whole loan may direct the special servicer or the special servicer under such indenture and servicing agreement relating to the other securitization transaction, as the case may be, to take actions that conflict with the interests of holders of certain classes of the notes. Set forth below is the identity of the initial directing holder (or equivalent entity) for each pari passu whole loan, the expected holder of the controlling note in such whole loan and the indenture and servicing agreement under which it is expected to be serviced.

Whole Loan	Indenture and Servicing Agreement	Controlling Noteholder	Directing Holder

The special servicer, upon consultation with a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of notes, to the extent described under “Description of the Mortgage Pool—The Whole Loans”. In connection with the pari passu whole loans serviced under the indenture and servicing agreement for this securitization, the serviced companion loan holders do not have any duties to the holders of any class of notes, and they may have interests in conflict with those of the noteholders. As a result, it is possible that a serviced companion loan holder (solely with respect to the related serviced whole loan) may advise the special servicer to take actions that conflict with the interests of holders of certain classes of the notes. However, the special servicer is not permitted to take actions that are prohibited by law or violate the servicing standard or the terms of the mortgage loan documents. In addition, except as limited by certain conditions described under “Indenture and Servicing Agreement—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events”, the special servicer may be replaced by the directing holder for cause at any time and without cause (for so long as a control termination event does not exist) and, with respect to a non-serviced whole loan, the holder of the related controlling companion loan will have similar rights with respect to such whole loan. See “Indenture and Servicing Agreement—The Directing Holder” and “—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events”.

Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Holder To Terminate the Special Servicer of the Applicable Whole Loan

With respect to each whole loan, the directing holder exercising control rights over that whole loan will be entitled, under certain circumstances, to remove the special servicer under the applicable indenture and servicing agreement governing the servicing of such whole loan and, in such circumstances, appoint a successor special servicer for such whole loan (or have certain consent rights with respect to such removal or replacement). The party with this appointment power may have special relationships or interests that conflict with those of the holders of one or more classes of notes. In addition, that party does not have any duties to the holders of any class of notes, may act solely in its own interests, and will have no liability to any noteholders for having done so. No noteholder may take any action against the directing holder under the indenture and servicing agreement for this securitization or under the indenture and servicing agreement governing the servicing of the non-serviced whole loan, or against any other parties for having acted solely in their respective interests. See “Description of the Mortgage Pool—The Whole Loans” for a description of these rights to terminate the special servicer.

Other Potential Conflicts of Interest May Affect Your Investment

The managers of the mortgaged properties and the borrowers may experience conflicts in the management and/or ownership of the mortgaged properties because:

•	a substantial number of the mortgaged properties are managed by property managers affiliated with the respective borrowers;
•	these property managers also may manage and/or franchise additional properties, including properties that may compete with the mortgaged properties; and
•	affiliates of the managers and/or the borrowers, or the managers and/or the borrowers themselves, also may own other properties, including competing properties.

None of the borrowers, property managers or any of their affiliates or any employees of the foregoing has any duty to favor the leasing of space or renting of hotel rooms, as applicable, in the mortgaged properties over the leasing or renting of space in other properties, one or more of which may be adjacent to or near the mortgaged properties.

If a mortgage loan is in default or undergoing special servicing, such relationships could disrupt the management of the related property, which may adversely affect cash flow.

Each of the foregoing relationships should be considered carefully by you before you invest in any notes.

Other Risks Relating to the Notes

The Notes Are Limited Obligations

The notes, when issued, will only represent non-recourse obligations of the issuing entity. The notes will not represent an interest in or obligation of, and will not be guaranteed by, the sponsors, the depositor, or any other person. The primary assets of the issuing entity will be the mortgage loans, and payments on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the mortgage loans. We cannot assure you that the cash flow from the mortgaged properties and the proceeds of any sale or refinancing of the mortgaged properties will be sufficient to pay the principal of, and interest on, the mortgage loans or to distribute in full the amounts of interest and principal to which the noteholders will be entitled. See “Description of the Notes—General”.

The Notes May Have Limited Liquidity and the Market Value of the Notes May Decline

Your notes will not be listed on any national securities exchange or traded on any automated quotation systems of any registered securities association, and there is currently no secondary market for your notes. The underwriters have no obligation to make a market in the offered notes. We cannot assure you that an active secondary market for the notes will develop. Additionally, one or more investors may purchase substantial portions of one or more classes of notes. Accordingly, you may not have an active or liquid secondary market for your notes.

 The market value of the notes will also be influenced by the supply of and demand for CMBS generally. A number of factors will affect investors’ demand for CMBS, including:

•	the availability of alternative investments that offer higher yields or are perceived as being a better credit risk than CMBS, or as having a less volatile market value or being more liquid than CMBS;
•	legal and other restrictions that prohibit a particular entity from investing in CMBS or limit the amount or types of CMBS that it may acquire or require it to maintain increased capital or reserves as a result of its investment in CMBS;
•	increased regulatory compliance burdens imposed on CMBS or securitizations generally, or on classes of securitizers, that may make securitization a less attractive financing option for commercial mortgage loans; and
•	investors’ perceptions of commercial real estate lending or CMBS, which may be adversely affected by, among other things, a decline in real estate values or an increase in defaults and foreclosures on commercial mortgage loans.

We cannot assure you that your notes will not decline in value.

Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Notes; Ratings of the Notes Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded

Ratings assigned to the offered notes by the nationally recognized statistical rating organizations engaged by the depositor:

•	are based on, among other things, the economic characteristics of the mortgaged properties and other relevant structural features of the transaction;
•	do not represent any assessment of the yield to maturity that a noteholder may experience;
•	do not address the likelihood of receipt of any Defaulted Interest Amount;
•	reflect only the views of the respective rating agencies as of the date such ratings were issued;
•	may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency as a result of changes in or unavailability of information;
•	may have been determined based on criteria that included an analysis of historical mortgage loan data that may not reflect future experience;
•	may reflect assumptions by such rating agencies regarding performance of the mortgage loans that are not accurate, as evidenced by the significant amount of downgrades, qualifications and withdrawals of ratings assigned to previously issued CMBS by the hired rating agencies and other nationally recognized statistical rating organizations during the recent credit crisis; and
•	do not consider to what extent the offered notes will be subject to prepayment or that the outstanding principal amount of any class of offered notes will be prepaid.

[We make no representation as to the suitability of any criteria established by the nationally recognized statistical rating organizations that assign ratings to any class of offered notes or any other rating agencies, nor can we assure you that the criteria established by a nationally recognized statistical rating organizations that assign ratings to any class of offered notes or any other rating agency will be followed in all circumstances (including, in each case, with respect to the notes) or that they will be applied consistently across all securities analyzed by such nationally recognized statistical rating organizations that assign ratings to any class of offered notes or any other rating agency. Any change in a rating agency’s criteria or methodology could result in a downgrade, withdrawal or qualification of any rating assigned to any securities rated by such rating agency or any other rating agency (including any class of notes), despite the fact that such securities (or such class) might still be fully performing pursuant to the terms of the related securitization documents. We cannot assure you that any such downgrade, withdrawal or qualification of any rating assigned to any securities (including any class of notes) will not adversely affect the market value of those notes whose ratings have not been subject to such downgrade, withdrawal or qualification.]

In addition, the rating of any class of offered notes below an investment grade rating by any nationally recognized statistical rating organization, whether upon initial issuance of such class of notes or as a result of a ratings downgrade, could adversely affect the ability of an employee benefit plan or other investor to purchase or retain those offered notes. See “Certain ERISA Considerations” and “Legal Investment”.

Nationally recognized statistical rating organizations that were not engaged by the depositor to rate the offered notes may nevertheless issue unsolicited credit ratings on one or more classes of offered notes, relying on information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by a rating agency engaged by the depositor. The issuance of unsolicited ratings by any nationally recognized statistical rating organization on a class of the offered notes that are lower than ratings assigned by a rating agency engaged by the depositor may adversely impact the liquidity, market value and regulatory characteristics of that class.

As part of the process of obtaining ratings for the offered notes, the depositor had initial discussions with and submitted certain materials to [___] nationally recognized statistical rating organizations. Based on preliminary feedback from those nationally recognized statistical rating organizations at that time, the depositor selected [___] of those nationally recognized statistical rating organizations to rate certain classes of the notes and not the other nationally recognized statistical rating organizations, due in part to their initial subordination levels for the various classes of the notes. If the depositor had selected the other nationally recognized statistical rating organizations to rate the notes, we cannot assure you that the ratings such other nationally recognized statistical rating organizations would have assigned to the notes would not have been lower than the ratings assigned by the nationally recognized statistical rating organizations engaged by the depositor. [The decision to engage [one (1)] of the nationally recognized statistical rating organizations to only rate certain classes of rated notes, but not others, was also due, in part, to that engaged rating agency’s indicative subordination levels received on the preliminary collateral pool. Accordingly, if the depositor selected such other rating agencies to rate the offered notes or had it engaged such nationally recognized statistical rating organization to rate those other classes of notes, their ratings of the offered notes or of those other classes of notes, as applicable, may have been different, and potentially lower, than the ratings ultimately assigned to the subject classes of notes by the selected rating agencies.] Although unsolicited ratings may be issued by any nationally recognized statistical rating organization, a nationally recognized statistical rating organization might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, consolidated ratings on one or more classes of notes after the date of this prospectus.

Furthermore, the Securities and Exchange Commission may determine that any or all of the rating agencies engaged by the depositor to rate the notes no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the notes or may no longer rate similar securities for a limited period as a result of an enforcement action, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the offered notes. To the extent that the provisions of any mortgage loan or the indenture and servicing agreement condition any action, event or circumstance on the delivery of a rating agency confirmation, the indenture and servicing agreement will require delivery or deemed delivery of a rating agency confirmation only from the rating agencies engaged by the depositor to rate the notes [or, in the case of a serviced whole loan, any related companion loan securities].

We are not obligated to maintain any particular rating with respect to the notes, and the ratings initially assigned to the notes by any or all of the rating agencies engaged by the depositor to rate the notes could change adversely as a result of changes affecting, among other things, the mortgage loans, the mortgaged properties, the parties to the indenture and servicing agreement, or as a result of changes to ratings criteria employed by any or all of the rating agencies engaged by the depositor to rate the notes. Although these changes would not necessarily be or result from an event of default on any mortgage loan, any adverse change to the ratings of the offered notes would likely have an adverse effect on the market value, liquidity and/or regulatory characteristics of those notes.

Further, certain actions provided for in loan agreements may require a rating agency confirmation be obtained from the rating agencies engaged by the depositor to rate the notes [and, in the case of a serviced whole loan, any companion loan securities] as a precondition to taking such action. In certain circumstances, this condition may be deemed to have been met or waived without such a rating agency confirmation being obtained. In the event such an action is taken without a rating agency confirmation being obtained, we cannot assure you that the applicable rating agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—‘Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions”, “Indenture and Servicing Agreement—Rating Agency Confirmations” and “Ratings” for additional considerations regarding the ratings, including a description of the process of obtaining confirmations of ratings for the offered notes.

Conflicts of interest may arise for the rating agencies and other nationally recognized statistical rating organizations because sponsors, depositors, issuers and other arrangers of CMBS and other securities transactions (including the mortgage loan sellers, the depositor, the issuing entity, the borrowers and/or their affiliates) engage and pay fees to such rating agencies to assign and/or maintain their ratings for such securities, and because arrangers of such transactions are a source of repeat business for rating agencies. You should consider such potential conflicts when evaluating the relative importance of the rating assigned by a rating agency to your investment decision with respect to any class of notes.

Your Yield May Be Affected by Defaults, Prepayments and Other Factors

General. The yield to maturity on each class of offered notes will depend in part on the following:

•	the purchase price for the notes;
•	the rate and timing of principal payments on the mortgage loans (both voluntary and involuntary), and the allocation of principal prepayments to the respective classes of offered notes with principal balances; and
•	the allocation of shortfalls and losses on the mortgage loans to the respective classes of offered notes.

For this purpose, principal payments include voluntary and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty or condemnation, defaults and liquidations as well as principal payments resulting from repurchases due to material breaches of representations and warranties or material document defects or purchases by a companion loan holder or mezzanine lender (if any) pursuant to a purchase option or sales of defaulted mortgage loans.

Any changes in the weighted average lives of your notes may adversely affect your yield. In general, if you buy a note at a premium, and principal payments occur faster than expected, your actual yield to maturity will be lower than expected. If principal payments are very high, holders of notes purchased at a premium might not fully recover their initial investment. Conversely, if you buy a note at a discount and principal payments occur more slowly than expected, your actual yield to maturity will be lower than expected.

Prepayments resulting in a shortening of weighted average lives of your notes may be made at a time of low interest rates when you may be unable to reinvest the resulting payment of principal on your notes at a rate comparable to the effective yield anticipated by you in making your investment in the notes, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.

In addition, the extent to which prepayments on the mortgage loans in the issuing entity ultimately affect the weighted average life of the notes will depend on the terms of the notes, more particularly:

•	a class of notes that entitles the holders of those notes to a disproportionately larger share of the prepayments on the mortgage loans increases the “call risk” or the likelihood of early retirement of that class if the rate of prepayment is relatively fast; and
•	a class of notes that entitles the holders of the notes to a disproportionately smaller share of the prepayments on the mortgage loans increases the likelihood of “extension risk” or an extended average life of that class if the rate of prepayment is relatively slow.

The Timing of Prepayments and Repurchases May Change Your Anticipated Yield.  The rate at which voluntary prepayments occur on the mortgage loans will be affected by a variety of factors, including:

•	the terms of the mortgage loans, including, the length of any prepayment lockout period and the applicable yield maintenance charges and prepayment premiums and the extent to which the related mortgage loan terms may be practically enforced;
•	the level of prevailing interest rates;
•	the availability of credit for commercial real estate;
•	the master servicer’s or special servicer’s ability to enforce yield maintenance charges and prepayment premiums;
•	the failure to meet certain requirements for the release of escrows;
•	the occurrence of casualties or natural disasters; and
•	economic, demographic, tax, legal or other factors.

Although a yield maintenance charge or other prepayment premium provision of a mortgage loan is intended to create an economic disincentive for a borrower to prepay voluntarily a mortgage loan, we cannot assure you that mortgage loans that have such provisions will not prepay.

The extent to which the master servicer or the special servicer, if any, forecloses upon, takes title to and disposes of any mortgaged property related to a mortgage loan or sells defaulted mortgage loans will affect the weighted average lives of your notes. If the master servicer or the special servicer, if any, forecloses upon a significant number of the related mortgage loans, and depending upon the amount and timing of recoveries from the related mortgaged properties or sells defaulted mortgage loans, your notes may have a shorter weighted average life.

Delays in liquidations of defaulted mortgage loans and modifications extending the maturity of mortgage loans will tend to delay the payment of principal on the mortgage loans. The ability of the related borrower to make any required balloon payment typically will depend upon its ability either to refinance the mortgage loan or to sell the related mortgaged property. A significant number of the mortgage loans require balloon payments at maturity or anticipated repayment date and there is a risk that a number of those mortgage loans may default at maturity or anticipated repayment date, or that the master servicer or the special servicer, if any, may extend the maturity of a number of those mortgage loans in connection with workouts. We cannot assure you as to the borrowers’ abilities to make mortgage loan payments on a full and timely basis, including any balloon payments at maturity or anticipated repayment date. Bankruptcy of the borrower or adverse conditions in the market where the mortgaged property is located may, among other things, delay the recovery of proceeds in the case of defaults. Losses on the mortgage loans due to uninsured risks or insufficient hazard insurance proceeds may create shortfalls in payments to noteholders. Any required indemnification of a party to the indenture and servicing agreement in connection with legal actions relating to the issuing entity, the related agreements or the notes may also result in shortfalls.

See “—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions” above and “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments”.

In addition, if a sponsor repurchases a mortgage loan from the issuing entity due to a material breach of one or more of its representations or warranties or a material document defect, the repurchase price paid will be passed through to the holders of the notes with the same effect as if the mortgage loan had been prepaid in part or in full, and no yield maintenance charge or other prepayment premium would be payable. Additionally, any mezzanine lender (if any), the holder of a subordinate companion loan [or, in the case of an owned subordinate companion loan, the directing holder for the [LOAN-SPECIFIC CLASS] notes may have the option to purchase the related mortgage loan after certain defaults, and the purchase price may not include any yield maintenance charges or prepayment premiums. As a result of such a repurchase or purchase, investors in any notes purchased at a premium might not fully recoup their initial investment. A repurchase, a prepayment or the exercise of a purchase option may adversely affect the yield to maturity on your notes. In this respect, see “Description of the Mortgage Loan Purchase Agreements” and “Indenture and Servicing Agreement—Realization Upon Mortgage Loans”.

[Your Yield May Be Adversely Affected By Prepayments Resulting From Earnout Reserves.  With respect to certain mortgage loans, earnout escrows may have been established at origination, which funds may be released to the related borrower upon satisfaction of certain conditions. If such conditions with respect to any such mortgage loan are not satisfied, the amounts reserved in such escrows [may be][are required to be] applied to the payment of the mortgage loan, which would have the same effect on the offered notes as a prepayment of the mortgage loan, except that such application of funds would not be accompanied by any prepayment premium or yield maintenance charge. See Annex A-1. The indenture and servicing agreement will provide that unless required by the mortgage loan documents, the master servicer will not apply such amounts as a prepayment if no event of default has occurred.]

Losses and Shortfalls May Change Your Anticipated Yield If losses on the mortgage loans exceed the aggregate principal balance of the classes of notes subordinated to a particular class, that class will suffer a loss equal to the full amount of the excess (up to the outstanding principal balance of that class). Even if losses on the mortgage loans are not borne by your notes, those losses may affect the weighted average life and yield to maturity of your notes.

For example, certain shortfalls in interest as a result of involuntary prepayments may reduce the funds available to make payments on your notes. In addition, if the master servicer, the special servicer or the indenture trustee reimburses itself (or a master servicer, special servicer, indenture trustee or other party to an indenture and servicing agreement governing the servicing of the non-serviced whole loan) out of general collections on the mortgage loans included in the issuing entity for any advance that it (or any such other party) has determined is not recoverable out of collections on the related mortgage loan, then to the extent that this reimbursement is made from collections of principal on the mortgage loans in the issuing entity, that reimbursement will reduce the amount of principal available to be distributed on the notes and will result in a reduction of the principal balance of a class of notes. See “Description of the Notes—Payments on the Notes”. Likewise, if the master servicer or the indenture trustee reimburses itself out of principal collections on the mortgage loans for any workout-delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the notes on that payment date. This reimbursement would have the effect of reducing current payments of principal on the offered notes (other than the notes with notional amounts) and extending the weighted average lives of the offered notes. See “Description of the Notes—Payments on the Notes”.

In addition, to the extent losses are realized on the mortgage loans, first the Class [__] notes, then the Class [__] notes, then the Class [__] notes, then the Class [__] notes, then the Class [__] notes, and, then pro rata, the Class [__] and Class [__] notes, based on their respective principal balances, will bear such losses up to an amount equal to the respective outstanding principal balance of that class. We make no representation as to the anticipated rate or timing of prepayments (voluntary or involuntary) or rate, timing or amount of liquidations or losses on the mortgage loans or as to the anticipated yield to maturity of any such offered note. See “Yield and Maturity Considerations”.

The exchangeable notes will be subject to a shortfall on the Class [A], Class [B], and Class [C] notes to the extent of their exchange percentage in such note. See “Description of the Notes—Payments”.

Risk of Early Termination.  The issuing entity is subject to optional termination under certain circumstances. See “Description of the Notes—Redemption of Notes”. In the event of this termination, you might receive some principal payments earlier than otherwise expected, which could adversely affect your anticipated yield to maturity.

There Are Risks Relating to the Exchangeable Notes

The characteristics of the Class [EXCH] notes will reflect, in the aggregate, the characteristics of the Class [A], Class [B], and Class [C] notes. As a result, the Class [EXCH] notes will be subject to the same risks as the Class [A], Class [B], and Class [C] notes described in this prospectus. Investors are also encouraged to consider a number of factors that will limit a noteholder’s ability to exchange exchangeable notes:

•	At the time of a proposed exchange, a noteholder must own exchangeable notes in the requisite exchangeable proportion to make the desired exchange (as described under “Description of the Notes—Exchanges of Exchangeable Notes”).
•	A noteholder that does not own exchangeable notes in the requisite exchangeable proportion may be unable to obtain the necessary exchangeable notes or may be able only to exchange the portion (if any) of its exchangeable notes that represents an exchangeable proportion. Another noteholder may refuse to sell its notes at a reasonable (or any) price or may be unable to sell them, or notes may have been purchased or placed into other financial structures and thus may be unavailable. Such circumstances may prevent you from obtaining exchangeable notes in the proportions necessary to affect an exchange.
•	Exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A], Class [B], and Class [C] notes and the Class [EXCH] notes is reduced to zero as a result of the payment in full of all interest and principal on that note.
•	Notes may only be held in authorized denominations.

Subordination of the Subordinated Notes and Class [EXCH] Notes Will Affect the Timing of Payments and the Application of Losses on the Subordinated Notes and Class [EXCH] Notes

As described in this prospectus, the rights of the holders of [IDENTIFY SUBORDINATED CLASSES] and the Class [EXCH] notes in respect of its various related notes to receive payments of principal and interest otherwise payable on their notes will be subordinated to such rights of the holders of the more senior notes having an earlier alphabetical or alphanumeric class designation (other than the [CLASS X] notes).

 If you acquire Class [A], Class [B] or Class [C] or Class [EXCH] notes, then your rights to receive payments of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the [SENIOR CLASSES] [Describe subordination of Exchangeable Notes].

No payments of interest (including defaulted interest) or payments from interest proceeds of any kind will be made on any class of notes on any Payment Date until interest due on the notes of each more-senior class has been paid in full. No payments of principal or payments of any kind from principal proceeds will be made on any such class of notes on any payment date until all required principal payments on each more-senior class of notes have been paid in full. To the extent that any losses are suffered by any of the holders of any notes, such losses will be borne in the first instance by holders of the Class [__] notes, then by the holders of the Class [__] notes, then by the holders of the Class [__] notes, then by the holders of the Class [__] notes, then by the holders of the Class [__] notes, then by the holders of the Class [__] notes, then by holders of the Class [__] notes, and then by the holders of the Class [__] notes. See “Description of the Notes—Priority of Payments”.

If an event of default has occurred and acceleration occurs in accordance with the indenture and servicing agreement, the Class [A] notes then outstanding will be paid in full before any further payment is made on account of any class of notes of lower priority, in accordance with the priority of payments. Upon such an acceleration, investors in any class of notes of lower priority will not receive any payments until each more senior class of notes is paid in full.

As a result, investors in those classes of notes that are subordinated in whole or part to other classes of notes will generally bear the effects of losses on the mortgage loans and unreimbursed expenses of the issuing entity before the holders of those other classes of notes. See “Description of the Notes—Payments on the Notes” and “—Subordination”.

[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default.

With respect to a mortgage loan that is part of a whole loan with a subordinate companion loan, prior to the occurrence and continuance of a material mortgage loan event of default, any collections of scheduled principal payments and other unscheduled principal payments with respect to the related whole loan [(including any prepayment in connection with a release of a mortgaged property)] received from the related borrower will generally be allocated to such mortgage loan and the subordinate companion loan on a pro rata basis. Such pro rata payments of principal will have the effect of reducing the total dollar amount of subordination provided to the offered notes by the subordinate companion loan (including the loan-specific notes related to the owned subordinate companion loan).]

Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Impact Your Investment

You Have Limited Voting Rights. Except as described in this prospectus, you and other noteholders generally do not have a right to vote and do not have the right to make decisions with respect to the administration of the issuing entity and the mortgage loans. With respect to mortgage loans (other than mortgage loan that will be serviced under a separate indenture and servicing agreement), those decisions are generally made, subject to the express terms of the indenture and servicing agreement for this transaction, by the master servicer, the special servicer, the indenture trustee or the note administrator, as applicable, subject to any rights of the directing holder under the indenture and servicing agreement for this transaction and the rights of the holders of the related companion loans and mezzanine debt under the related intercreditor agreement. With respect to the non-serviced mortgage loan, you will generally not have any right to vote or make decisions with respect the non-serviced mortgage loan, and those decisions will generally be made by the master servicer or the special servicer under the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan and the related companion loan, subject to the rights of the directing holder appointed under such indenture and servicing agreement. See “Indenture and Servicing Agreement” and “Description of the

Mortgage Pool—The Whole Loans”. In particular, with respect to the risks relating to a modification of a mortgage loan, see “—Risks Relating to Modifications of the Mortgage Loans” below.

In certain limited circumstances where noteholders have the right to vote on matters affecting the issuing entity, in some cases, these votes are by noteholders taken as a whole and in others the vote is by class. In all cases voting is based on the outstanding principal balance, which may be reduced by notional losses. In certain cases with respect to the termination of the special servicer and the operating advisor, certain voting rights will also be reduced by appraisal reductions, as described below. These limitations on voting could adversely affect your ability to protect your interests with respect to matters voted on by noteholders. See “Description of the Notes—Voting Rights”. You will have no rights to vote on any servicing matters related to the mortgage loan that will be serviced under the indenture and servicing agreement governing the servicing of the non-serviced whole loan.

The Rights of the Directing Holder and the Operating Advisor Could Adversely Affect Your Investment. The directing holder will have certain consent and consultation rights with respect to certain matters relating to the mortgage loans (other than the non-serviced mortgage loan) and the right to replace the special servicer with or without cause, except that if a control termination event (i.e., an event in which the principal balance of the most senior class of notes that is eligible to be a subordinate controlling class, as reduced by the application of appraisal reductions and notional losses, is less than 25% of its initial principal balance) occurs and is continuing, the directing holder will lose the consent rights and the right to replace the special servicer, and if a consultation termination event (i.e., an event in which the principal balance of the most senior class of notes that is eligible to be a subordinate controlling class (as reduced by the application of notional losses) is less than 25% of its initial principal balance) occurs, then the directing holder will lose the consultation rights. See “Indenture and Servicing Agreement—The Directing Holder”.

These actions and decisions with respect to which the directing holder has consent or consultation rights include, among others, certain modifications to the mortgage loans or serviced whole loans, including modifications of monetary terms, foreclosure or comparable conversion of the related mortgaged properties, and certain sales of mortgage loans or REO properties for less than the outstanding principal amount plus accrued interest, fees and expenses. As a result of the exercise of these rights by the directing holder, the special servicer may take actions with respect to a mortgage loan that could adversely affect the interests of investors in one or more classes of offered notes.

Similarly, with respect to the non-serviced mortgage loan, the special servicer under the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan may, at the direction or upon the advice of the directing holder of the related securitization holding the controlling note for the non-serviced whole loan, take actions with respect to such non-serviced mortgage loan and related companion loan that could adversely affect the non-serviced mortgage loan, and therefore, the holders of some or all of the classes of notes. [The issuing entity (as the holder of the non-controlling note) will have limited consultation rights with respect to major decisions relating to the non-serviced whole loan and in connection with a sale of a defaulted loan, and such rights will be exercised by the directing holder for this transaction so long as no control termination event has occurred and is continuing and by the special servicer if a control termination event has occurred and is continuing]. See “Description of the Mortgage Pool—The Whole Loans” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

You will be acknowledging and agreeing, by your purchase of offered notes, that the directing holder and the directing holder under the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan:

(i)        may have special relationships and interests that conflict with those of holders of one or more classes of notes;

(ii)       may act solely in the interests of the holders of the subordinate controlling class (or, in the case of the non-serviced mortgage loan, the subordinate controlling class with respect to the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan)

 (iii)      does not have any duties to the holders of any class of notes other than the subordinate controlling class (or, in the case of the non-serviced mortgage loan, the subordinate controlling class with respect to the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan);

(iv)       may take actions that favor the interests of the holders of the subordinate controlling class (or, in the case of the non-serviced mortgage loan, the subordinate controlling class with respect to the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan) over the interests of the holders of one or more other classes of notes; and

(v)       will have no liability whatsoever (other than to a subordinate controlling class noteholder) for having so acted as set forth in clauses (i) – (iv) above, and that no noteholder may take any action whatsoever against the directing holder or the directing holder under the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan or any of their respective affiliates, directors, officers, employees, shareholders, members, partners, agents or principals for having so acted.

In addition, if a [control termination event—APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH METHODS OTHER THAN A THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] [operating advisor consultation event—APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, the operating advisor will have certain consultation rights with respect to certain matters relating to the mortgage loans (other than the non-serviced mortgage loan). Further, [if a consultation termination event has occurred and is continuing,][APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH METHODS OTHER THAN A THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] the operating advisor will have the right to recommend a replacement of a special servicer, as described under “Indenture and Servicing Agreement—The Operating Advisor”. The operating advisor is generally required to act on behalf of the issuing entity and in the best interest of, and for the benefit of, the noteholders and, with respect to any serviced whole loan for the benefit of the holders of the related companion loan (as a collective whole as if the noteholders and companion loan holders constituted a single lender). We cannot assure you that any actions taken by the special servicer as a result of a recommendation or consultation by the operating advisor will not adversely affect the interests of investors in one or more classes of notes. With respect to the non-serviced mortgage loan, the operating advisor appointed under the indenture and servicing agreement governing the servicing of the non-serviced mortgage loan will have similar rights and duties under such indenture and servicing agreement. See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

You Have Limited Rights to Replace the Master Servicer, the Special Servicer, the Indenture Trustee, the Note Administrator, the Operating Advisor or the Asset Representations Reviewer.  In general, the directing holder will have the right to terminate and replace the special servicer with or without cause so long as no control termination event has occurred and is continuing. After the occurrence and during continuance of a control termination event under the indenture and servicing agreement, the special servicer may also be removed in certain circumstances (x) if a request is made by noteholders evidencing not less than 25% of the voting rights (taking into account the application of appraisal reductions and notional losses to notionally reduce the respective principal balances and with the Class [EXCH] notes’ applicable percentage interest of the related Class [A], Class [B], and Class [C] notes as a single “class” for such purpose of the notes) and (y) upon receipt of approval by noteholders holding (a) at least 75% of a quorum of the noteholders (which is the holders of notes evidencing at least 75% of the voting rights (taking into account the application of appraisal reductions and notional losses to notionally reduce the respective principal balances and together with the Class [EXCH] notes’ applicable percentage interest of the related Class [A], Class [B], and Class [C] notes as a single “class” for such purpose) or (b) more than 50% of the voting rights of each class of Class [EXCH] notes (but only those classes of notes that have, in each such case, an outstanding note principal balance, as notionally reduced by any appraisal reductions and notional losses allocable to such class, equal to or greater than

25% of the initial note principal balances of such class of notes, as reduced by payments of principal on such class). See “Indenture and Servicing Agreement—Replacement of Special Servicer Without Cause”.

The noteholders will generally have no right to replace and terminate the master servicer, the indenture trustee and the note administrator without cause. The vote of the requisite percentage of noteholders may terminate the operating advisor or the asset representations reviewer without cause. The vote of the requisite percentage of the noteholders will be required to replace the master servicer, the special servicer, the operating advisor and the asset representations reviewer even for cause, and certain termination events may be waived by the vote of the requisite percentage of the noteholders. The noteholders will have no right to replace the master servicer or the special servicer of the indenture and servicing agreement relating to the non-serviced mortgage loan. We cannot assure that your lack of control over the replacement of these parties will not have an adverse impact on your investment.

The Rights of Companion Loan Holders and Mezzanine Debt May Adversely Affect Your Investment.  The holders of a pari passu companion loan relating to the serviced mortgage loan will have certain consultation rights (on a non-binding basis) with respect to major decisions relating to the related whole loan under the related intercreditor agreement. Such companion loan holder and its representative may have interests in conflict with those of the holders of some or all of the classes of notes, and may advise the special servicer to take actions that conflict with the interests of the holders of certain classes of the notes. Although any such consultation is non-binding and the special servicer is not obligated to consult with the companion loan holder if required under the servicing standard, we cannot assure you that the exercise of the rights of such companion loan holder will not delay any action to be taken by the special servicer and will not adversely affect your investment.

With respect to the mortgage loan that is subject to a subordinate companion loan, [the holders of the subordinate companion loan (or in the case of the owned subordinate companion loan, [the [LOAN-SPECIFIC CLASS] notes, as the holder of a beneficial interest in the owned subordinate companion loan)] will have the right under certain limited circumstances [(and acting through the directing holder in the case of the [LOAN-SPECIFIC CLASS] notes)] to (i) cure certain defaults with respect to the related mortgage loan and to purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) prior to the occurrence and continuance of an AB control appraisal period with respect to the subordinate companion loan, approve certain modifications and consent to certain actions to be taken with respect to the related whole loan. The rights of the holder of a subordinate companion loan could adversely affect your ability to protect your interests with respect to matters relating to the related mortgage loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

With respect to mortgage loans that have mezzanine debt, the related mezzanine lender will have the right under certain limited circumstances to (i) cure certain defaults with respect to, and under certain default scenarios, purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) so long as no event of default with respect to the related mortgage loan continues after the mezzanine lender’s cure right has expired, approve certain modifications and consent to certain actions to be taken with respect to the related mortgage loan. See “Description of the Mortgage Pool—Mortgage Pool Characteristics” and “—Additional Indebtedness”.

The purchase option that the holder of a subordinate companion loan or mezzanine debt holds pursuant to the related intercreditor agreement generally permits such holder to purchase its related defaulted mortgage loan for a purchase price generally equal to the outstanding principal balance of the related defaulted mortgage loan, together with accrued and unpaid interest (exclusive of default interest) on, and unpaid servicing expenses, protective advances and interest on advances related to, such defaulted mortgage loan. However, in the event such holder is not obligated to pay some or all of those fees and additional administrative expenses, including any liquidation fee payable to the special servicer under the terms of the indenture and servicing agreement, then the exercise of such holder’s rights under the intercreditor agreement to purchase the related mortgage loan from the issuing entity may result in a loss to the issuing entity in the amount of those fees and additional administrative expenses. In addition, such holder’s right to cure defaults under the related defaulted mortgage loan could delay the issuing entity’s ability to realize on or otherwise take action with respect to such defaulted mortgage loan.

In addition, with respect to the non-serviced mortgage loan, you will not have any right to vote with respect to any matters relating to the servicing and administration of the non-serviced mortgage loan. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Indenture and Servicing Agreement—Servicing of the Non-Servicing Mortgage Loan”.

You will be acknowledging and agreeing, by your purchase of offered notes, that the companion loan holders:

•	may have special relationships and interests that conflict with those of holders of one or more classes of notes;
•	may act solely in its own interests, without regard to your interests;
•	do not have any duties to any other person, including the holders of any class of notes;
•	may take actions that favor its interests over the interests of the holders of one or more classes of notes; and
•	will have no liability whatsoever for having so acted and that no noteholder may take any action whatsoever against the companion loan holder or its representative or any director, officer, employee, agent or principal of the companion loan holder or its representative for having so acted.

Risks Relating to Modifications of the Mortgage Loans

The master servicer (or any related primary servicer) will be responsible for servicing the mortgage loans serviced by it regardless of whether such mortgage loans are performing or have become delinquent or have otherwise been transferred to special servicing. As delinquencies or defaults occur, the special servicer [and any sub-servicer] will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the issuing entity, the special servicer [and any sub-servicer] will be required to invest time and resources not otherwise required when collecting payments on performing mortgage loans. Modifications of mortgage loans implemented by the special servicer [or any sub-servicer] in order to maximize ultimate proceeds of such mortgage loans to issuing entity may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving or forbearing payments of principal, interest or other amounts owed under the mortgage loan, extending the final maturity date of the mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loan, forbearing payment of a portion of the principal balance of the mortgage loan or any combination of these or other modifications.

Any modified mortgage loan may remain in the issuing entity, and the modification may result in a reduction in (or may eliminate) the funds received with respect of such mortgage loan. In particular, any modification to reduce or forgive the amount of interest payable on the mortgage loan will reduce the amount cash flow available to make payments of interest on the notes, which will likely impact the most subordinated classes of notes that suffer the shortfall. To the extent the modification defers principal payments on the mortgage loan (including as a result of an extension of its stated maturity date), notes entitled to principal payments will likely be repaid more slowly than anticipated, and if principal payments on the mortgage loan are forgiven, the reduction will cause a notional reduction of the principal balances of the notes in reverse order of seniority, for purposes of determining certain control and voting rights. See “Indenture and Servicing Agreement—Directing Holder—Control Termination Event and Consultation Termination Event”.

The ability to modify mortgage loans by the special servicer may be limited by several factors. First, if the special servicer has to consider a large number of modifications, operational constraints may affect the ability of the master servicer to adequately address all of the needs of the borrowers. Furthermore, the terms of the related servicing agreement may prohibit the special servicer from taking certain actions in connection with a loan modification, such as an extension of the loan term beyond a specified date such as a specified number of years prior to the stated maturity date. You should consider the importance of the role of the special servicer in maximizing collections for the transaction and the impediments the special servicer may encounter when servicing delinquent or defaulted mortgage loans. In some cases, failure by a special servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for payment on the notes in respect of such mortgage loan, and consequently may reduce amounts available for payment to the related notes. In addition, even if a loan modification is successfully completed, we cannot assure you that the related borrower will continue to perform under the terms of the modified mortgage loan.

Modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of notes. The indenture and servicing agreement obligates the special servicer not to consider the interests of individual classes of notes. You should note that in connection with considering a modification or other type of loss mitigation, the special servicer may incur or bear related out-of-pocket expenses, such as appraisal fees, which would be reimbursed to the special servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the mortgage pool but in each case, prior to payments being made on the notes.

Neither the master servicer nor the special servicer will have the ability to extend or modify the non-serviced mortgage loan because such mortgage loan is being serviced by a master servicer or special servicer pursuant to the indenture and servicing agreement governing the servicing of the applicable non-serviced whole loan. See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Sale of Collateral Upon Default on the Notes

If an event of default occurs with respect to the notes, there can be no assurance that the proceeds of any sale by the indenture trustee, together with the other collateral securing the notes, would be sufficient to pay in full any amounts payable to the note administrator and the indenture trustee and all expenses of the issuing entity and the principal of and interest on the notes. In addition, certain conditions set forth in the indenture and servicing agreement must be satisfied before the indenture trustee is permitted to sell the mortgage loans and other collateral pledged as security for the notes following an event of default and it is unlikely any such sale would take place unless the proceeds of the liquidation of the collateral would be sufficient to redeem all of the notes in full. As a result, the collateral could be preserved intact even if it were advantageous to sell it.

Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan

Each sponsor is the sole warranting party in respect of the mortgage loans sold by such sponsor to us. Neither we nor any of our affiliates (except 3650 Real Estate Investment Trust 2 LLC in its capacity as a sponsor) is obligated to repurchase or substitute any mortgage loan or make any payment to compensate the issuing entity in connection with a breach of any representation or warranty of a sponsor or any document defect, if the sponsor defaults on its obligation to do so. We cannot assure you that the sponsors will effect such repurchases or substitutions or make such payment to compensate the issuing entity. Although a loss of value payment may only be made to the extent that the special servicer deems such amount to be sufficient to compensate the issuing entity for such material defect or material breach, we cannot assure you that such loss of value payment will fully compensate the issuing entity for such material defect or material breach in all respects. In addition, the sponsors may have various legal defenses available to them in connection with a repurchase or substitution obligation or an obligation to pay the loss of value payment. [In particular, in the case of the non-serviced loan that is serviced under the indenture and servicing agreement entered into in connection with the securitization of the related pari passu companion loan, the asset representations reviewer under that indenture and servicing agreement may review the diligence file relating to such pari passu companion loan concurrently with the review of the asset representations reviewer of the related mortgage loan for this transaction, and their findings may be inconsistent, and such inconsistency may allow the related mortgage loan seller to challenge the findings of the asset representations reviewer of the affected mortgage loan.] See “Description of the Mortgage Loan Purchase Agreements”.

Only the Senior Controlling Class Will Have the Right to Exercise Remedies Following an Event of Default

If an event of default has occurred and is continuing, the holders of the senior controlling class will be entitled to determine the remedies to be exercised under the indenture and servicing agreement and in certain circumstances, without regard to whether there are sufficient proceeds to pay in full the amounts then due and unpaid on the notes; provided that a direction to the indenture trustee to undertake a sale of the collateral may only be given as described in “Indenture and Servicing Agreement—Events of Default”. The senior controlling class will be the most senior class of notes outstanding. Any remedies pursued by the holders of the senior controlling class upon an event of default could be adverse to the interests of the holders of more subordinated classes of notes.

Risks Relating to Interest on Advances and Special Servicing Compensation

To the extent described in this prospectus, the master servicer, the special servicer and the indenture trustee will each be entitled to receive interest on unreimbursed advances made by it at the “Prime Rate” as published in The Wall Street Journal. This interest will generally accrue from the date on which the related advance is made or the related expense is incurred to the date of reimbursement. In addition, under certain circumstances, including delinquencies in the payment of principal and/or interest, a mortgage loan will be specially serviced and the special servicer will be entitled to compensation for special servicing activities. The right to receive interest on advances or special servicing compensation is senior to the rights of noteholders to receive payments on the offered notes. The payment of interest on advances and the payment of compensation to the special servicer may lead to shortfalls in amounts otherwise distributable on your notes.

Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer

The master servicer or the special servicer may be eligible to become a debtor under the federal bankruptcy code or enter into receivership under the Federal Deposit Insurance Act (“FDIA”). If a master servicer or special servicer, as applicable, were to become a debtor under the federal bankruptcy code or enter into receivership under the FDIA, although the indenture and servicing agreement provides that such an event would entitle the issuing entity to terminate the master servicer or special servicer, as applicable, the provision would most likely not be enforceable. However, a rejection of the indenture and servicing agreement by a master servicer or special servicer, as applicable, in a bankruptcy proceeding or repudiation of the indenture and servicing agreement in a receivership under the FDIA would be treated as a breach of the indenture and servicing agreement and give the issuing entity a claim for damages and the ability to appoint a successor master servicer or special servicer, as applicable. An assumption under the federal bankruptcy code would require the master servicer or special servicer, as applicable, to cure its pre-bankruptcy defaults, if any, and demonstrate that it is able to perform following assumption. The bankruptcy court may permit the master servicer or special servicer, as applicable, to assume the indenture and servicing agreement and assign it to a third party. An insolvency by an entity governed by state insolvency law would vary depending on the laws of the particular state. We cannot assure you that a bankruptcy or receivership of the master servicer or special servicer, as applicable, would not adversely impact the servicing of the mortgage loans or the issuing entity would be entitled to terminate the master servicer or special servicer, as applicable, in a timely manner or at all.

If any master servicer or special servicer, as applicable, becomes the subject of bankruptcy or similar proceedings, the issuing entity claim to collections in that master servicer or special servicer’s, as applicable, possession at the time of the bankruptcy filing or other similar filing may not be perfected. In this event, funds available to pay principal and interest on your notes may be delayed or reduced.

      The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Affect the Issuing Entity’s Ownership of the Mortgage Loans

In the event of the bankruptcy or insolvency of a sponsor or the depositor, it is possible the issuing entity’s right to payment from or ownership of the mortgage loans could be challenged, and if such challenge were successful, delays, reductions in payments and/or losses on the notes could occur.

The transfer of the mortgage loans by the sponsors in connection with this offering is not expected to qualify for the securitization safe harbor adopted by the Federal Deposit Insurance Corporation (the “FDIC”) for securitizations sponsored by insured depository institutions. However, the safe harbor is non-exclusive.

In the case of each sponsor, an opinion of counsel will be rendered on the closing date, based on certain facts and assumptions and subject to certain qualifications, to the effect that the transfer of the applicable mortgage loans by such sponsor to the depositor would generally be respected in the event of a bankruptcy or insolvency of such sponsor. A legal opinion is not a guaranty as to what any particular court would actually decide, but rather an opinion as to the decision a court would reach if the issues are competently presented and the court followed existing precedent as to legal and equitable principles applicable in bankruptcy cases. In any event, we cannot assure you that the FDIC, a bankruptcy trustee or another interested party, as applicable, would not attempt to assert that such transfer was not a sale. Even if a challenge were not successful, it is possible that payments on the notes would be delayed while a court resolves the claim.

Title II of the Dodd-Frank Act provides for an orderly liquidation authority (“OLA”) under which the FDIC can be appointed as receiver of certain systemically important non-bank financial companies and their direct or indirect subsidiaries in certain cases. We make no representation as to whether this would apply to any of the sponsors. In January 2011, the then-acting general counsel of the FDIC issued a letter (the “Acting General Counsel’s Letter”) in which he expressed his view that, under then-existing regulations, the FDIC, as receiver under the OLA, would not, in the exercise of its OLA repudiation powers, recover as property of a financial company assets transferred by the financial company, provided that the transfer satisfies the conditions for the exclusion of assets from the financial company’s estate under the federal bankruptcy code. The letter further noted that, while the FDIC staff may be considering recommending further regulations under OLA, the then-acting general counsel would recommend that such regulations incorporate a 90-day transition period for any provisions affecting the FDIC’s statutory power to disaffirm or repudiate contracts. If, however, the FDIC were to adopt a different approach than that described in the Acting General Counsel’s Letter, delays or reductions in payments on the offered notes would occur.

The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity

Each appraisal obtained pursuant to the indenture and servicing agreement is required to contain a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), as in effect on the date such appraisal was obtained. Any such appraisal is likely to be more expensive than an appraisal that is not FIRREA compliant. Such increased cost could result in losses to the issuing entity. Additionally, FIRREA compliant appraisals are required to assume a value determined by a typically motivated buyer and seller, and could result in a higher appraised value than one not prepared assuming a forced liquidation or other distress situation. In addition, because a FIRREA compliant appraisal may result in a higher valuation than a non-FIRREA compliant appraisal, there may be a delay in calculating and applying appraisal reductions, which could result in the holders of a given class of notes continuing to hold the full non-notionally reduced amount of such notes for a longer period of time than would be the case if a non-FIRREA compliant appraisal were obtained.

[THE FOLLOWING RISK FACTORS REFERENCE NOTES AND MORTGAGE LOANS THAT BEAR INTEREST BASED ON LIBOR.  THE INCLUSION OF LIBOR IN THIS REGISTRATION STATEMENT IS SOLELY FOR ILLUSTRATIVE PURPOSES.  ANY FLOATING RATE NOTES OR MORTGAGE LOANS WILL BE BASED ON AN INDEX OTHER THAN LIBOR AND THE PROSPECTUS FOR ANY FLOATING RATE NOTES WILL DISCLOSE THE TERMS OF THE APPLICABLE INDEX AND ANY APPLICABLE RISKS.]

[Risks Associated with Floating Rate Notes]

The yield to maturity on the [FLOATING RATE CLASS] notes will be highly sensitive to changes in the levels of [LIBOR] [or other applicable interest rate] such that decreasing levels of [LIBOR] [or other applicable interest rate] will have a negative effect on the yield to maturity of the holders of such notes. In addition, prevailing market conditions may increase the spread above [LIBOR] [or other applicable interest rate] at which comparable securities are being offered, which would cause such notes to decline in value. Investors in [FLOATING RATE CLASS] notes should consider the risk that lower than anticipated levels of [LIBOR] [or other applicable interest rate] could result in lower yields to investors than the anticipated yields and the risk that increased spreads above [LIBOR] [or other applicable interest rate] could result in a lower value of such notes. See “—Risks Relating to the Mortgage Loans—Risks Relating to Floating Rate Mortgage Loans” above.

The ability of the holders of the [FLOATING RATE CLASS] certificates to obtain the payment of interest at their floating interest rate may be adversely impacted by the failure of the swap counterparty to make a required payment pursuant to the swap contract. See “Description of the Derivative Instrument—The Swap Counterparty”. We cannot assure you that the swap counterparty (or its credit support provider) will maintain the rating described above or have sufficient assets or otherwise be able to fulfill its obligations under the swap contract. See “Description of the Derivative Instrument” for a description of the swap contract and the rights and remedies available to the issuing entity in the event of a default by the swap counterparty.
[IF THERE ARE FLOATING RATE CLASSES THAT MAY TRANSITION TO AN ALTERNATE RATE, ADDITIONAL DISCLOSURE TO BE ADDED REGARDING POTENTIAL RISKS RELATING TO TRANSITION TO AN ALTERNATE RATE, INCLUDING ANY POTENTIAL IMPLICATIONS UNDER THE TRUST INDENTURE ACT OF 1939]

[Potential Termination of the Interest Rate Swap Contract Presents Swap Counterparty Risk]

General. The issuing entity is obligated to make payments of interest accrued on the Class [_] notes at a floating rate of interest, but the mortgage loans that are assets of the issuing entity bear interest at fixed rates. The issuing entity may enter into a swap contract with [_________] as the swap counterparty to mitigate the risk associated with an increase in the floating interest rate of the Class [ ] notes. The initial notional amount of the swap contract will equal the aggregate initial principal balance of the Class [  ] notes and the notional amount will decrease to the extent of any decrease in the principal balance of the Class [__] notes. The swap contract will have an expiration date of the payment date in [_____] (the same date as the stated maturity date for the Class [__] notes) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each payment date interest accrued on the notional amount of the swap contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) + [__]% (based on the actual number of days in the interest accrual period for the notes and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a fixed interest rate of [__]% per annum.]

[Swap Counterparty Risk; Performance and Ratings Risks. The amounts available to the issuing entity to pay interest and principal of all classes of notes depend in part on the operation of the swap contract and the performance by the swap counterparty of its obligations under the swap contract. The ratings of all of the notes take into account the provisions of the swap contract and the ratings currently assigned to the swap counterparty’s debt obligations.]

During those periods in which the floating one-month [LIBOR][or other applicable interest rate]-based rate payable on the class [_] notes is substantially greater than the amount payable by the issuing entity to the swap counterparty, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make payments on the notes. If the swap counterparty fails to pay the net amount due, the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest and principal payments on your notes. On the other hand, during those periods in which the amounts payable by the swap counterparty are less than the amounts payable by the issuing entity under the swap contract, the issuing entity will be obligated to make payments to the swap counterparty. The swap counterparty will have a claim on the assets of the issuing entity for the net swap payment and other amounts due to the swap counterparty from the issuing entity. The swap counterparty’s claim for net swap payments will be higher in priority than payments on the notes. On any payment date, if there are not enough funds available from collections or advances, if any, to pay all of the issuing entity’s obligations for that payment date, the swap counterparty will receive payment of the net amount due to it under the swap contract prior to payment of interest on your notes. Interest on your notes will be paid on a pari passu basis with senior swap termination payments payable to the swap counterparty. If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in interest and principal payments on your notes.]

[_____], the credit support provider of the swap counterparty currently has a long-term rating of “[__]” by [_____] and “[__]” by [_____], and a short term rating of “[__]” by [_____] and “[__]” by [_____]. We cannot assure you that these ratings will be maintained.]

[A downgrade, suspension or withdrawal of any rating of the debt of the swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by such rating agency to any class (or all classes) of notes. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.]

[Upon a downgrade of the rating of the swap counterparty to levels unacceptable to the rating agencies, the swap counterparty may be required to assign the swap contract to another party, obtain a replacement swap contract on substantially the same terms as the swap contract or collateralize its obligations under the swap contract. If the swap counterparty fails to do so, it is likely that the ratings on your notes will be downgraded.]

[Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the swap contract.]

[Risk of Loss Upon Termination. Certain events (including some that are not within the control of the issuing entity or the swap counterparty) may cause the termination of the swap contract. If the swap contract is terminated, the issuing entity may be obligated to make a swap termination payment to the swap counterparty in an amount that the issuing entity cannot now estimate. Certain of these swap termination payments paid by the issuing entity may reduce the amounts available to be paid to noteholders.]

Class [MOST SUBORDINATE CLASS] Notes

The holders of the Class [MOST SUBORDINATE CLASS] notes will be entitled to receive, on each payment date (unless redeemed prior thereto) all cash payments, if any, remaining in the payment account after payment by the indenture trustee of all payments with a more senior level of priority, described under “Description of the Notes—Priority of Payments”.

The holders of the Class [MOST SUBORDINATE CLASS] notes will rank behind all of the secured creditors and will rank behind all other creditors of the issuing entity, including, without limitation, the holders of each class of notes with a more senior priority, in accordance with the priority of payments. No person or entity other than the issuing entity will be required to make any payments in respect of the Class [MOST SUBORDINATE CLASS] notes.

Upon any redemption of the notes, all net proceeds remaining after the sale of the collateral for the notes in accordance with the indenture and servicing agreement and cash, if any, remaining after the payment of the amounts referred to in “Description of the Notes—Payments on the Notes—Priority of Payments” will be distributed by the indenture trustee to the holders of the Class [MOST SUBORDINATE CLASS] notes in accordance with the indenture and servicing agreement, whereupon the Class [MOST SUBORDINATE CLASS] notes will be redeemed in full for all purposes, whether or not they have received any payments equal to their principal amount and any accrued interest, and cancelled.

The Class [MOST SUBORDINATE CLASS] notes are not offered hereby.

Loss of Qualified REIT Subsidiary Status

On the closing date, as partial consideration for the transfer of the mortgage loans, cash, and 100% of the Class [__] notes, the Class [__] notes and the Class [__] notes will be received by the depositor, an entity disregarded, for U.S. federal income tax purposes, as separate from [3650 Real Estate Investment Trust 2 LLC]. So long as 100% of the interests in the issuing entity that are treated as equity for U.S. federal income tax purposes continue to be owned by [3650 Real Estate Investment Trust 2 LLC] directly or indirectly through one or more Qualified REIT Subsidiaries of [3650 Real Estate Investment Trust 2 LLC], or one or more entities disregarded as entities separate from [3650 Real Estate Investment Trust 2 LLC] or its Qualified REIT Subsidiaries for U.S. federal income tax purposes, the issuing entity will be disregarded as an entity separate from [3650 Real Estate Investment Trust 2 LLC] for U.S. federal income tax purposes.

If [3650 Real Estate Investment Trust 2 LLC] were to fail to qualify as a REIT or the issuing entity were to fail to qualify as a Qualified REIT Subsidiary (or other disregarded entity of a REIT) the issuing entity would be subject to U.S. federal tax. The imposition of such tax liability would materially affect the issuing entity’s financial ability to repay the offered notes. See “Material Federal Income Tax Considerations”. In such a scenario, the subordinate classes of notes would likely be disproportionately affected. In addition, such failure to qualify as a Qualified REIT Subsidiary or other “pass-through” entity could result in an event of default under the indenture and servicing agreement and/or the offered notes being redeemed pursuant to a tax redemption as described herein. Prospective investors should consult their tax advisors concerning the classification of the issuing entity for U.S. federal income tax purposes.

Withholding Taxes

The issuing entity expects that payments received on the mortgage loans and eligible investments generally will not be subject to withholding taxes imposed by the United States from which such payments are sourced. Payments on the mortgage loans and eligible investments, however, might be or become subject to U.S. or other withholding tax due to a change in law or other causes. The imposition of unanticipated withholding taxes or tax on the issuing entity’s net income could materially impair the issuing entity’s ability to pay principal of and interest on the offered notes and could trigger a tax redemption. See “Description of the Notes—Redemption of Notes—Tax Redemption” and “Material Federal Income Tax Considerations”.

If any withholding tax or deduction is imposed on payments of interest or other payments on the offered notes, the issuing entity will not gross up payments to holders of the offered notes.

Transfer or Financing of Direct or Indirect Equity Interests in the Issuing Entity

In addition to the depositor at all times complying with the credit risk retention rules pursuant to “Credit Risk Retention”, for so long as any offered note is outstanding, the depositor will not be permitted to transfer (whether by means of actual transfer or a transfer of beneficial ownership for U.S. federal income tax purposes), pledge or hypothecate any retained or repurchased notes or the membership interests to any other person or entity unless (i)(A) 100% of the retained or repurchased notes and the membership interests are transferred, pledged or hypothecated to a Qualified REIT Subsidiary, or other disregarded entity, of [3650 Real Estate Investment Trust 2 LLC], or (B) 100% of the retained or repurchased notes and the membership interests are transferred, pledged or hypothecated to another REIT, or a Qualified REIT Subsidiary or other disregarded entity of another REIT or (ii) the issuing entity receives an opinion from a nationally recognized tax counsel experienced in such matters to the effect that, following such transfer, pledge or hypothecation, the issuing entity will be treated as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes. Nevertheless, the IRS could assert, and a court could ultimately hold, that, notwithstanding such advice or opinion, the issuing entity is no longer a Qualified REIT Subsidiary (or other disregarded entity of a REIT) for U.S. federal income tax purposes. See “Risk Factors—Other Risks Relating to the Notes—Loss of Qualified REIT Subsidiary Status”. Prospective investors should consult their tax advisors regarding the U.S. federal, state and local income and franchise tax consequences of such treatment.

In the event that [3650 Real Estate Investment Trust 2 LLC], the depositor, or one or more of their respective affiliates elects to finance any retained or repurchased notes and were to default on such financing and the related lender were to foreclose on such notes, if such financing involves multiple lenders or if such financing is held by a structured vehicle, obtaining any necessary consents or coordination among the multiple lenders or investors in the structured vehicle may be difficult to obtain and could result in the inability of the master servicer or the special servicer to take, or cause the delay of, actions with respect to the mortgage loans.

Although it is expected that any financing arrangement will be treated as a financing for U.S. federal income tax purposes, the IRS could assert, and a court could ultimately hold, that such financing is a transfer for U.S. federal income tax purposes. If such financing is treated as a transfer for U.S. federal income tax purposes, the issuing entity may no longer qualify as a Qualified REIT Subsidiary or other disregarded entity of [3650 Real Estate Investment Trust 2 LLC] for U.S. federal income tax purposes. Prospective investors should consult their tax advisors regarding the U.S. federal, state and local income and franchise tax consequences of such treatment.

The imposition of a tax liability described in the preceding paragraphs would materially affect the issuing entity’s ability to repay the offered notes. See “Certain U.S. Federal Income Tax Considerations”. Prospective investors should consult their tax advisors concerning the U.S. federal income tax consequences of any such event.

FATCA

Under the “Foreign Account Tax Compliance Act” (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act, Non-U.S. Noteholders may be subject to a 30% withholding tax on interest payments on the Offered Notes unless they establish an exemption from the withholding tax. Noteholders are required to provide the Issuing Entity and its agents with any documentation that may be required for the Issuing Entity to make payments to the holders without deduction or withholding.

Changes in Tax Law; No Gross-Up

The mortgage loans will be eligible for purchase by the issuing entity if, at the time of purchase, either the payments thereon are not subject to withholding taxes imposed by any jurisdiction or the obligor is required to make “gross-up” payments that cover the full amount of any such withholding taxes (other than any taxes imposed pursuant to FATCA as described above). However, there can be no assurance that, as a result of any change in any applicable law, treaty, rule or regulation or interpretation thereof, the payments on the mortgage loans would not in the future become subject to withholding taxes imposed by any jurisdiction. In that event, if the obligors of such Mortgage Loans were not then required to make “gross-up” payments that cover the full amount of any such withholding taxes, the amounts available to make payments on, or payments to, the holders of the offered notes would accordingly be reduced. There can be no assurance that remaining payments on the collateral would be sufficient to make timely payments of interest on and payment of principal at the stated maturity date of each class of notes.

General Risk Factors

Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss

Although the various risks discussed in this prospectus are generally described separately, you should consider the potential effects of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor in the notes may be significantly increased.

The Notes May Not Be a Suitable Investment for You

The notes will not be suitable investments for all investors. In particular, you should not purchase any class of notes unless you understand and are able to bear the risk that the yield to maturity and the aggregate amount and timing of payments on the notes will be subject to material variability from period to period and give rise to the potential for significant loss over the life of the notes. The interaction of the foregoing factors and their effects are impossible to predict and are likely to change from time to time. As a result, an investment in the notes involves substantial risks and uncertainties and should be considered only by sophisticated institutional investors with substantial investment experience with similar types of securities and who have conducted appropriate due diligence on the mortgage loans, the mortgaged properties and the notes.

The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue To Adversely Affect the Value of CMBS

In recent years, the real estate and securitization markets, including the market for commercial mortgage-backed securities (“CMBS”), experienced significant dislocations, illiquidity and volatility. We cannot assure you that another dislocation in CMBS will not occur.

Any economic downturn may adversely affect the financial resources of borrowers under commercial mortgage loans and may result in their inability to make payments on, or refinance, their outstanding mortgage debt when due or to sell their mortgaged properties for an aggregate amount sufficient to pay off the outstanding debt when due. As a result, payments of principal and interest on your notes, and the value of your notes, could be adversely affected.

Other Events May Affect the Value and Liquidity of Your Investment

Moreover, other types of events, domestic or international, may affect general economic conditions and financial markets:

•	Wars, revolts, terrorist attacks, armed conflicts, energy supply or price disruptions, political crises, natural disasters and man-made disasters may have an adverse effect on the mortgaged properties and/or your notes; and
•	Trading activity associated with indices of CMBS may drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of such CMBS, including your notes, and spreads on those indices may be affected by a variety of factors, and may or may not be affected for reasons involving the commercial and multifamily real estate markets and may be affected for reasons that are unknown and cannot be discerned.

You should consider that the foregoing factors may adversely affect the performance of the mortgage loans and accordingly the performance of the offered notes.

Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Notes

We make no representation as to the proper characterization of the offered notes for legal investment, financial institution regulatory, financial reporting or other purposes, as to the ability of particular investors to purchase the offered notes under applicable legal investment or other restrictions or as to the consequences of an investment in the offered notes for such purposes or under such restrictions. Changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets including the CMBS market. While the general effects of such changes are uncertain, regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire CMBS, which in turn may adversely affect the ability of investors in the offered notes who are not subject to those provisions to resell their notes in the secondary market. For example:

•	Investors should be aware, and in some cases are required to be aware, of the investor diligence requirements that apply in the EU (the “EU Due Diligence Requirements”) under Regulation (EU) 2017/2402 (as amended, the “EU Securitization Regulation”), and in the UK (the “UK Due Diligence Requirements”) under Regulation (EU) 2017/2402, as it forms part of UK domestic law by virtue of the EUWA, and as amended by the Securitization (Amendment) (EU Exit) Regulations 2019 (the “UK Securitization Regulation”), in addition to any other regulatory requirements that are (or may become) applicable to them and/or with respect to their investment in the notes.

•
The EU Due Diligence Requirements apply to “institutional investors” (as defined in the EU Securitization Regulation), being (subject to certain conditions and exceptions) (a) institutions for occupational retirement provision; (b) credit institutions (as defined in Regulation (EU) No 575/2013, as amended (the “CRR”)); (c) alternative investment fund managers who manage and/or market alternative investment funds in the EU; (d) investment firms (as defined in the CRR); (e) insurance and reinsurance undertakings; and (f) management companies of UCITS funds (or internally managed UCITS); and the EU Due Diligence Requirements apply also to certain consolidated affiliates of such credit institutions and investment firms.  Each such institutional investor and each relevant affiliate is referred to herein as an “EU Institutional Investor”.

•
The UK Due Diligence Requirements apply to “institutional investors” (as defined in the UK Securitization Regulation) being (subject to certain conditions and exceptions): (a) insurance undertakings and reinsurance undertakings as defined in the FSMA; (b) occupational pension schemes as defined in the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (c) alternative investment fund managers as defined in the Alternative Investment Fund Managers Regulations 2013 which market or manage alternative investment funds in the UK; (d) UCITS as defined in the FSMA, which are authorized open ended investment companies as defined in the FSMA, and management companies as defined in the FSMA; and (e) CRR firms as defined in Regulation (EU) No 575/2013 as it forms part of UK domestic law by virtue of the EUWA; and the UK Due Diligence Requirements apply also to certain consolidated affiliates of such CRR firms.  Each such institutional investor and each relevant affiliate is referred to herein as a “UK Institutional Investor”.

•
EU Institutional Investors and UK Institutional Investors are referred to together as “Institutional Investors.” EU Securitization Regulation and UK Securitization Regulation are each a “Securitization Regulation” and EU Due Diligence Requirements and UK Due Diligence Requirements are each “Due Diligence Requirements”, and a reference to the “applicable Securitization Regulation” or “applicable Due Diligence Requirements” means, in relation to an Institutional Investor, as the case may be, the Securitization Regulation or the Due Diligence Requirements to which such Institutional Investor is subject.  In addition, for the purpose of the following paragraph, a reference to a “third country” means (i) in respect of an EU Institutional Investor and the EU Securitization Regulation, a country other than an EU member state, or (ii) in respect of a UK Institutional Investor and the UK Securitization Regulation, a country other than the UK.

•	The applicable Due Diligence Requirements restrict an Institutional Investor from investing in a securitization unless:

(a)
in each case, it has verified that the originator, sponsor or original lender will retain, on an ongoing basis, a material net economic interest of not less than five percent. in the securitization, determined in accordance with Article 6 of the applicable Securitization Regulation, and the risk retention is disclosed to the Institutional Investor (the “Risk Retention Requirements”);

(b)
in the case of an EU Institutional Investor, it has verified that the originator, sponsor or SSPE has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (the “EU Transparency Requirements”) in accordance with the frequency and modalities provided for thereunder;

(c)	in the case of a UK Institutional Investor, it has verified that the originator, sponsor or securitization special purpose entity:

(i)
if established in the UK has, where applicable, made available the information required by Article 7 of the UK Securitization Regulation (the “UK Transparency Requirements”) in accordance with the frequency and modalities provided for thereunder; and

(ii)	if established in a third country has, where applicable, made available information which is substantially the same as that which it would have made available under the UK Transparency Requirements if it had been established in the UK, and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and

(d)	in each case, it has verified that, where the originator or original lender either (i) is not a credit institution or an investment firm (each as defined in the applicable Securitization Regulation) or (ii) is established in a third country, the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in order to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness.

•	The applicable Due Diligence Requirements further require that an Institutional Investor carry out a due diligence assessment which enables it to assess the risks involved prior to investing, including but not limited to the risk characteristics of the individual investment position and the underlying assets and all the structural features of the securitization that can materially impact the performance of the investment. In addition, pursuant to the applicable Securitization Regulation, while holding an exposure to a securitization, an Institutional Investor is subject to various monitoring obligations in relation to such exposure, including but not limited to: (i) establishing appropriate written procedures to monitor compliance with the due diligence requirements and the performance of the investment and of the underlying assets; (ii) performing stress tests on the cash flows and collateral values supporting the underlying assets; (iii) ensuring internal reporting to its management body; and (iv) being able to demonstrate to its competent authorities, upon request, that it has a comprehensive and thorough understanding of the investment and underlying assets and that it has implemented written policies and procedures for the risk management and as otherwise required by the applicable Securitization Regulation.

•	Failure on the part of an Institutional Investor to comply with the applicable Due Diligence Requirements may result in various penalties including, in the case of those investors subject to regulatory capital requirements, the imposition of a punitive capital charge in respect of the investment in the securitization acquired by the relevant investor. Aspects of the requirements and what is or will be required to demonstrate compliance to national regulators remain unclear.

•	Prospective investors should make themselves aware of the applicable Due Diligence Requirements described above (and any corresponding implementing rules of their regulator), where applicable to them, in addition to any other applicable regulatory requirements with respect to their investment in the notes.

•	None of the originators, the sponsors, the depositor or the issuing entity intends to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the Risk Retention Requirements or to take any other action that may be required by Institutional Investors for the purposes of their compliance with either of the applicable Due Diligence Requirements, and no such person assumes (i) any obligation to so retain or take any such other action or (ii) any liability whatsoever in connection with any noteholder’s non-compliance with the applicable Due Diligence Requirements. Consequently, the notes are not a suitable investment for Institutional Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected. This could adversely affect your ability to transfer your notes or the price you may receive upon your sale of your notes. Each investor should evaluate the impact any such non-compliance may have on it.

•
Changes in federal banking and securities laws, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in the United States, may have an adverse effect on issuers, investors or other participants in the asset-backed securities markets. In particular, capital regulations issued by the U.S. banking regulators in 2013 implement the increased capital requirements established under the Basel Accord and are being phased in over time. These capital regulations eliminate reliance on credit ratings and otherwise alter, and in most cases increase, the capital requirements imposed on depository institutions and their holding companies, including with respect to ownership of asset‑backed securities such as CMBS. Further changes in capital requirements have been announced by the Basel Committee on Banking Supervision and it is uncertain when such changes will be implemented in the United States. When fully implemented in the United States, these changes may have an adverse effect with respect to investments in asset-backed securities, including CMBS. As a result of these regulations, investments in CMBS such as the notes by financial institutions subject to bank capital regulations may result in greater capital charges to these financial institutions and these new regulations may otherwise adversely affect the treatment of CMBS for their regulatory capital purposes.

•
Section 619 of the Dodd‑Frank Act (such statutory provision together with the implementing regulations, the “Volcker Rule”) generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. Under the Volcker Rule, unless otherwise jointly determined otherwise by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

•	The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. Accordingly, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the notes, including a U.S. or foreign bank or a subsidiary or other bank affiliate, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

•	The Financial Accounting Standards Board has adopted changes to the accounting standards for structured products. These changes, or any future changes, may affect the accounting for entities such as the issuing entity, could under certain circumstances require an investor or its owner generally to consolidate the assets of the issuing entity in its financial statements and record third parties’ investments in the issuing entity as liabilities of that investor or owner or could otherwise adversely affect the manner in which the investor or its owner must report an investment in CMBS for financial reporting purposes.

•	For purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, no class of notes will constitute “mortgage related securities”.

Further changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets (including the CMBS market) and may have adverse effects on the liquidity, market value and regulatory characteristics of the offered notes.

Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the offered notes will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. See “Legal Investment”.

In addition, this transaction is structured to comply with the Credit Risk Retention Rules as and to the extent set forth under “Credit Risk Retention”. We cannot assure you that the retaining sponsor will at times satisfy such credit risk retention requirements. At this time, it is unclear what effect a failure of the retaining sponsor to be in compliance with the Credit Risk Retention Rules at any time will have on the noteholders or the market value or liquidity of the notes.

If the issuing entity were unable to comply with such rules and regulations (because of excessive cost, unavailability of information or otherwise), an event of default could result. Liquidation of the collateral as a result of an event of default could have a material adverse effect on the holders of the notes.

DESCRIPTION OF THE MORTGAGE POOL

General

The assets of the issuing entity will consist of (i) a pool of [___] [fixed] [floating] rate mortgage loans (the “Mortgage Loans” or, collectively, the “Mortgage Pool” ) with an aggregate principal balance as of the Cut-off Date (the “Initial Pool Balance”) and (ii) [__] owned subordinate companion loans described below.  The “Cut-off Date” means [________].

[__________] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are each part of a larger whole loan, each of which is comprised of the related Mortgage Loan and one or more loans that are pari passu in right of payment to the related Mortgage Loan (collectively referred to in this prospectus as “Pari Passu Companion Loans”) and/or are subordinate in right of payment to the related Mortgage Loan (referred to in this prospectus as a “Subordinate Companion Loan”). The Pari Passu Companion Loans and the Subordinate Companion Loan are collectively referred to as the “Companion Loans” in this prospectus, and each such Mortgage Loan and any related Companion Loan is collectively referred to as a “Whole Loan”. Each Companion Loan is secured by the same mortgage and the same single assignment of leases and rents securing the related Mortgage Loan. See “—The Whole Loans” below for more information regarding the rights of the holders of the Companion Loans and the servicing and administration of the Whole Loans that will not be serviced under the indenture and servicing agreement for this transaction.  One Subordinate Companion Loan (the “Owned Subordinate Companion Loan”) relating to [_____] Mortgage Loan, with an aggregate principal balance as of the Cut-off Date of $[_______], will be included in the issuing entity. Although the Owned Subordinate Companion Loan will be an asset of the issuing entity, amounts distributable in respect of the Owned Subordinate Companion Loan pursuant to the related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] notes. [FOR PURPOSES OF THIS PROSPECTUS, IT IS ASSUMED THAT ONE OWNED SUBORDINATE COMPANION LOAN WILL BE AN ASSET OF THE ISSUING ENTITY (AND REFERRED TO HEREIN AS AN OWNED SUBORDINATE COMPANION LOAN), AND WOULD BE REPRESENTED BY A LOAN-SPECIFIC CLASS OF NOTES, WE ALSO ASSUME THE POSSIBILITY OF A SUBORDINATE COMPANION LOAN THAT IS AN ASSET OWNED BY A THIRD PARTY AND NOT BY THE ISSUING ENTITY. IN THE CASE OF THAT SUBORDINATE COMPANION LOAN, THERE IS NO LOAN-SPECIFIC CLASS OF NOTES ISSUED, AND THE RIGHTS AND OBLIGATIONS OF THE HOLDER OF THE SUBORDINATE COMPANION LOAN WOULD BE EXERCISED OR PERFORMED BY THAT HOLDER, RATHER THAN, AS IS SET FORTH IN THIS PROSPECTUS, BY A HOLDER OF THE LOAN-SPECIFIC CLASS OF NOTES (SOMETIMES REFERRED TO IN THIS PROSPECTUS AS THE LOAN-SPECIFIC DIRECTING HOLDER.)]

The Mortgage Loans and Whole Loans were originated or acquired by the mortgage loan sellers set forth in the following chart and such entities will sell their respective Mortgage Loans and the Owned

Subordinate Companion Loan to the depositor, which will turn sell the Mortgage Loans and the Owned Subordinate Companion Loan to the issuing entity:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Number of Mortgaged Properties	Aggregate Cut-Off Date Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[___]	[___]	[___]	$[___]	[___]%
[___]	[___]	[___]	[___]	[___]
[___]	[___]	[___]	[___]	[___]
[___]	[___]	[___]	[___]	[___]
Total	[___]	[___]	$[___]	[___]%

(1)	[Add appropriate footnotes.]
Each of the Mortgage Loans [or Whole Loans] is evidenced by one or more promissory notes or similar evidence of indebtedness (each a “Mortgage Note”) and, in each case, secured by (or, in the case of an indemnity deed of trust, backed by a guaranty that is secured by) a mortgage, deed of trust or other similar security instrument (a “Mortgage”) creating a first lien on a fee simple and/or leasehold interest in a commercial, multifamily or manufactured housing community real property] (each, a “Mortgaged Property”).  [For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.] [IF A LOAN DOES NOT SATISFY THE DEFINITION OF “COMMERCIAL REAL ESTATE LOAN” UNDER REGULATION RR, THE SPONSOR WILL NOT SATISFY RISK RETENTION THROUGH THE RETENTION BY A THIRD-PARTY PURCHASER OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST]

The Mortgage Loans are generally non-recourse loans. In the event of a borrower default on a non-recourse Mortgage Loan, recourse may be had only against the specific Mortgaged Property and the other limited assets securing such Mortgage Loan, and not against the related borrower’s other assets. The Mortgage Loans are not insured or guaranteed by the sponsors, the mortgage loan sellers or any other person or entity unrelated to the respective borrower. You should consider all of the Mortgage Loans to be nonrecourse loans as to which recourse in the case of default will be limited to the specific property and other assets, if any, pledged to secure the related Mortgage Loan.

CERTAIN CALCULATIONS AND DEFINITIONS

This prospectus sets forth certain information with respect to the Mortgage Loans and the Mortgaged Properties. The sum in any column of the tables presented in Annex A-2 or Annex A-3 may not equal the indicated total due to rounding. The information in Annex A-1, Annex A-2 and Annex A-3 with respect to the Mortgage Loans (or Whole Loans, if applicable) and the Mortgaged Properties is based upon the pool of the Mortgage Loans as it is expected to be constituted as of the close of business on the [____________] (the “Closing Date”), assuming that (i) all scheduled principal and interest payments due on or before the Cut-off Date will be made and (ii) there will be no principal prepayments on or before the Closing Date. The statistics in Annex A-1, Annex A-2 and Annex A-3 were primarily derived from information provided to the depositor by each sponsor, which information may have been obtained from the borrowers.

All percentages of the Mortgage Loans and Mortgaged Properties, or of any specified group of Mortgage Loans and Mortgaged Properties, referred to in this prospectus without further description are approximate percentages of the Initial Pool Balance by Cut-off Date Balances and/or the allocated loan amount allocated to such Mortgaged Properties as of the Cut-off Date.

All information presented in this prospectus with respect to each Mortgage Loan with one or more Pari Passu Companion Loans is calculated in a manner that reflects the aggregate indebtedness evidenced by that Mortgage Loan and the related Pari Passu Companion Loan(s), unless otherwise indicated. [All information presented in this prospectus with respect to the Mortgage Loans with a Subordinate Companion Loan is calculated without regard to any related Subordinate Companion Loan, unless otherwise indicated.]

With respect to each Mortgaged Property, any appraisal of such Mortgaged Property, Phase I environmental report, Phase II environmental report or seismic or property condition report obtained in connection with origination (each, a “Third Party Report”) was prepared prior to the date of this prospectus. The information included in the Third Party Reports may not reflect the current economic, competitive, market and other conditions with respect to the Mortgaged Properties. The Third Party Reports may be based on assumptions regarding market conditions and other matters as reflected in those Third Party Reports. The opinions of value rendered by the appraisers in the appraisals are subject to the assumptions and conditions set forth in those appraisals.

Definitions. For purposes of this prospectus, including the information presented in the Annexes, the indicated terms have the following meanings:

“ADR” means, for any hotel property, average daily rate.

“Annual Debt Service” generally means, for any Mortgage Loan or Companion Loan, the current annualized debt service payable on such Mortgage Loan or Companion Loan as of [DATE] (or, in the case of any Mortgage Loan or Companion Loan that has its first due date in [DATE], the anticipated annualized debt service payable on such Mortgage Loan or related Companion Loan as of [DATE]); provided that with respect to each Mortgage Loan with a partial interest-only period, the “Annual Debt Service” is calculated based on the debt service due under such Mortgage Loan or Companion Loan during the amortization period.

“Appraised Value” means, for each of the Mortgaged Properties and any date of determination, the most current appraised value of such Mortgaged Property as determined by an appraisal of the Mortgaged Property and in accordance with MAI standards. With respect to each Mortgaged Property, the Appraised Value set forth in this prospectus and on Annex A-1 or Annex B to this prospectus is the “as-is” appraised value unless otherwise specified under “Description of the Mortgage Pool—Appraised Value” in this prospectus, and is in each case as determined by an appraisal made not more than [__] months prior to the origination date of the related Mortgage Loan as described under “Appraisal Date” on Annex A-1 to this prospectus. The appraisals for certain of the Mortgaged Properties state an “as-stabilized” value as well as an “as-is” value for such Mortgaged Properties that assume that certain events will occur with respect to the re-tenanting, renovation or other repositioning of the Mortgaged Property, and such “as-stabilized” values may, to the extent indicated, be reflected elsewhere in this prospectus, on Annex A-1 to this prospectus, and on Annex A-2 to this prospectus. For such Appraised Values and other values on a property-by-property basis, see, Annex A-1 of this prospectus and the related footnotes. In addition, for certain Mortgage Loans, the Cut-off Date LTV Ratio and/or Maturity Date LTV Ratio was calculated based on the “as-stabilized” appraised value for the related Mortgaged Property, as described under the definitions of “Cut-off Date LTV Ratio” and “Maturity Date LTV Ratio”.

“Balloon Balance” means, with respect to any Mortgage Loan, the principal amount that will be due at maturity or anticipated repayment date (or, in the case of any ARD Loan, at the related Anticipated Repayment Date) for such Mortgage Loan, assuming no payment defaults or principal prepayments.

“Crossed Group” identifies each group of Mortgage Loans in the Mortgage Pool that are cross-collateralized and cross-defaulted with each other. Each Crossed Group is identified by a separate letter on Annex A-1 to this prospectus.

“Cut-off Date Balance” of any Mortgage Loan or Owned Subordinate Companion Loan, will be the unpaid principal balance of that Mortgage Loan or Owned Subordinate Companion Loan, as of the Cut-off Date for such Mortgage Loan or Owned Subordinate Companion Loan, after application of all payments due on or before that date, whether or not received.

The tables presented in Annex A‑2 that are titled “Cut-off Date LTV Ratios” and “Maturity Date LTV Ratios” set forth the range of LTV Ratios of the Mortgage Loans as of the Cut-off Date and the stated maturity dates (or, if applicable, the Anticipated Repayment Date), respectively, of the related Mortgage Loans, respectively. An “LTV Ratio” for any Mortgage Loan, as of any date of determination, is a fraction, expressed as a percentage, the numerator of which is the scheduled principal balance of the Mortgage Loan as of that date (assuming no defaults or prepayments on the Mortgage Loan prior to that date), and the denominator of which is the “as-is” appraised value of the related Mortgaged Property or Mortgaged Properties, as applicable [(or, with respect to the Mortgaged Properties identified as [__________] on Annex A-1, the hypothetical appraised value as described under “—Appraised Value”)] as determined by an appraisal of the Mortgaged Property obtained at or about the time of the origination of the related Mortgage Loan. In the event that a Mortgage Loan is comprised of a Crossed Group of Mortgage Loans, the LTV Ratio is the fraction, expressed as a percentage, the numerator of which is the scheduled principal balance of all the Mortgage Loans in the Crossed Group and the denominator of which is the aggregate of the appraised values of all the Mortgaged Properties related to the Crossed Group. The Maturity Date LTV Ratio or, if applicable, the Anticipated Repayment Date, set forth in Annex A‑2 was calculated based on the principal balance of the related Mortgage Loan on the related maturity date or Anticipated Repayment Date, as the case may be, assuming all principal payments required to be made on or prior to the related maturity date or, if applicable, the Anticipated Repayment Date (in either case, not including the balloon payment) are made. In addition, because it is based on the value of a Mortgaged Property determined as of loan origination, the information set forth in this prospectus in Annex A‑1 and in Annex A‑2 is not necessarily a reliable measure of the related borrower’s current equity in each Mortgaged Property. In a declining real estate market, the appraised value of a Mortgaged Property could have decreased from the appraised value determined at origination and the Cut-off Date LTV Ratio of a Mortgage Loan and the Maturity Date LTV Ratio may be higher than its LTV Ratio at origination even after taking into account amortization since origination. See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property”.

“Cut-off Date LTV Ratio” or “Cut-off Date Loan-to-Value Ratio” generally means, with respect to any Mortgage Loan, the ratio, expressed as a percentage of (1) the Cut-off Date Balance of that Mortgage Loan set forth on Annex A-1 to this prospectus divided by (2) the Appraised Value of the related Mortgaged Property set forth on Annex A-1 to this prospectus, except as set forth below:

•	with respect to each Mortgage Loan with a Pari Passu Companion Loan, the calculation of Cut-off Date LTV Ratio is based on the aggregate principal balance of such Mortgage Loan and the related Pari Passu Companion Loan; and
•	with respect to each Mortgage Loan with a Subordinate Companion Loan, the calculation of the Cut-off Date LTV Ratio does not include the principal balance of the Subordinate Companion Loan; and
•	with respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Cut-off Date LTV Ratio was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Cut-off Date LTV Ratio calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Cut-off Date LTV Ratio	Earnout/ Holdback Amount	Cut-off Date LTV Ratio
[__]	[__]%	[__]%	$[__]	[__]%
[__]	[__]%	[__]%	$[__]	[__]%

•	with respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Cut-off Date LTV Ratio was calculated using the related “as-stabilized” Appraised Values, as opposed to the “as-is” Appraised Values, each as set forth below:

Mortgage Loan Name	% of Initial Pool Balance	Cut-off Date LTV Ratio (“As-Stabilized”)	“As-Stabilized” Appraised Value	Cut-off Date LTV Ratio (“As-Is”)	“As-Is” Appraised Value
[__]	[__]%	[__]%	$[__]	[__]%	$[__]
[__]	[__]%	[__]%	$[__]	[__]%	$[__]

The characteristics described above and in Annex A-2, along with certain additional characteristics of the Mortgage Loans presented on a loan-by-loan basis, are set forth in Annex A-1.

“Maturity Date LTV Ratio” or “Maturity Date Loan-to-Value Ratio” means:

•·	with respect to any Mortgage Loan, the ratio, expressed as a percentage of (1) the Balloon Balance of a Mortgage Loan as adjusted to give effect to the amortization of the applicable Mortgage Loan as of its maturity date or anticipated repayment date, as applicable, assuming no prepayments or defaults, divided by (2) the Appraised Value of the related Mortgaged Property or Mortgaged Properties shown on Annex A-1 to this prospectus, except as set forth below:
•	with respect to each Mortgage Loan with a Pari Passu Companion Loan, the calculation of Maturity Date LTV Ratio is based on the aggregate Balloon Balance of such Mortgage Loan and the related Pari Passu Companion Loan; and
•	with respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Maturity Date LTV Ratio was calculated using the related “as-stabilized” Appraised Values, as opposed to the “as-is” Appraised Values, each as set forth below:

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Maturity Date LTV Ratio was calculated using the related [“as-stabilized” Appraised Values], as opposed to the “as-is” Appraised Values, each as set forth below:

Mortgage Loan Name	% of Initial Pool Balance	Maturity Date LTV Ratio (“As-Stabilized”)	[“As-Stabilized” Appraised Value]	Maturity Date LTV Ratio (“As-Is”)	“As-Is” Appraised Value
[___]	[___]%	[___]%	$[___]	[___]%	$[___]
[___]	[___]%	[___]%	$[___]	[___]%	$[___]
[___]	[___]%	[___]%	$[___]	[___]%	$[___]
[___]	[___]%	[___]%	$[___]	[___]%	$[___]
[___]	[___]%	[___]%	$[___]	[___]%	$[___]

We cannot assure you that the value of any particular Mortgaged Property will not have declined from the Appraised Value shown in Annex A-1 to this prospectus. No representation is made that any Appraised Value presented in this prospectus would approximate either the value that would be determined in a current appraisal of the Mortgaged Property or the amount that would be realized upon a sale of the Mortgaged Property.

“Debt Yield on Underwritten Net Cash Flow” or “Debt Yield on Underwritten NCF” means, with respect to any Mortgage Loan, the related Underwritten Net Cash Flow divided by the Cut-off Date Balance of that Mortgage Loan, except as set forth below:

•	with respect to each Mortgage Loan with a Pari Passu Companion Loan, the calculation of Debt Yield on Underwritten Net Cash Flow is based on the aggregate principal balance of such Mortgage Loan and the related Pari Passu Companion Loan; and
•	with respect to any Mortgage Loan with a Subordinate Companion Loan, the calculation of the Debt Yield on Underwritten Net Cash Flow does not include the principal balance of the related Subordinate Companion Loan; and

•	with respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Debt Yield on Underwritten Net Cash Flow was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Debt Yield on Underwritten Net Cash Flow calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Debt Yield on Underwritten NCF	Earnout/ Holdback Amount	Debt Yield on Underwritten NCF
[___]	[__]%	[__]%	$[__]	[__]%
[___]	[__]%	[__]%	$[__]	[__]%

“Debt Yield on Underwritten Net Operating Income” or “Debt Yield on Underwritten NOI” means, with respect to any Mortgage Loan, the related Underwritten Net Operating Income divided by the Cut-off Date Balance of that Mortgage Loan, except as set forth below:

•	with respect to each Mortgage Loan with a Pari Passu Companion Loan, the calculation of Debt Yield on Underwritten Net Operating Income is based on the aggregate principal balance of such Mortgage Loan and the related Pari Passu Companion Loan; and
•	with respect to any Mortgage Loan with a Subordinate Companion Loan, the calculation of the Debt Yield on Underwritten Net Operating Income does not include the principal balance of the related Subordinate Companion Loan; and
•	with respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Debt Yield on Underwritten Net Operating Income was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Debt Yield on Underwritten Net Operating Income calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Debt Yield on Underwritten NCF	Earnout/ Holdback Amount	Debt Yield on Underwritten NOI
[___]	[__]%	[__]%	$[__]	[__]%
[___]	[__]%	[__]%	$[__]	[__]%

“DSCR”, “Debt Service Coverage Ratio”, “Cut-off Date DSCR” or “Underwritten NCF DSCR” generally means, for any Mortgage Loan, the ratio of Underwritten Net Cash Flow produced by the related Mortgaged Property or Mortgaged Properties to the aggregate amount of the Annual Debt Service, except with respect to each Mortgage Loan with a Pari Passu Companion Loan, the calculation of DSCR is based on the Annual Debt Service of such Mortgage Loan and the related Pari Passu Companion Loan, and except with respect to any Mortgage Loan with a Subordinate Companion Loan, the calculation of the DSCR does not include the Annual Debt Service of the related Subordinate Companion Loan.

“GLA” means gross leasable area.

[“Hard Lockbox” means that the borrower is required to direct the tenants to pay rents directly to a lockbox account controlled by the lender. Hotel properties and manufactured housing community properties are considered to have a hard lockbox if credit card receivables are required to be deposited directly into the lockbox account (or an operating account accessible to the borrower, operating lessee and/or property manager subject to an account control agreement in favor of the lender) even though cash, checks or “over the counter” receipts are deposited by the manager of the related Mortgaged Property into the lockbox account controlled by the lender (or an operating account accessible to the borrower, operating lessee and/or property manager subject to an account control agreement in favor of the lender).]

“In-Place Cash Management” means, for funds directed into a lockbox, such funds are generally not made immediately available to the related borrower, but instead are forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related mortgage loan documents with any excess remitted to the related borrower (unless an event of default under the mortgage loan documents or one or more specified trigger events have occurred and are outstanding) generally on a daily basis.

“Largest Tenant” means, with respect to any Mortgaged Property, the tenant occupying the largest amount of net rentable square feet.

“Largest Tenant Lease Expiration Date” means the date at which the applicable Largest Tenant’s lease is scheduled to expire.

“Loan Per Unit” means the principal balance per Unit as of the Cut-off Date. With respect to any Mortgage Loan that is part of an AB Whole Loan (as defined in “—The Whole Loans”), the Loan Per Unit is calculated without regard to the subordinate companion loan and is based solely on the Mortgage Loan included in the issuing entity, unless otherwise indicated. With respect to any Mortgage Loan that is part of a split loan structure, the Loan Per Unit is calculated with regard to both the Serviced Companion Loan (or Non-Serviced Companion Loan, as applicable) and the related Mortgage Loan included in the issuing entity, unless otherwise indicated. With respect to any Mortgage Loan contained in any group of cross-collateralized Mortgage Loans, the Loan Per Unit is calculated on the basis of the aggregate principal balances of all Mortgage Loans comprising such group.

“Most Recent NOI” and “Trailing 12 NOI” (which is for the period ending as of the date specified in Annex A-1 to this prospectus) is the net operating income for a Mortgaged Property as established by information provided by the borrowers, except that in certain cases such net operating income has been adjusted by removing certain non-recurring expenses and revenue or by certain other normalizations. Most Recent NOI and Trailing 12 NOI do not necessarily reflect accrual of certain costs such as taxes and capital expenditures and do not reflect non-cash items such a depreciation or amortization. In some cases, capital expenditures may have been treated by a borrower as an expense or expenses treated as capital expenditures. Most Recent NOI and Trailing 12 NOI were not necessarily determined in accordance with generally accepted accounting principles. Moreover, Most Recent NOI and Trailing 12 NOI are not a substitute for net income determined in accordance with generally accepted accounting principles as a measure of the results of a property’s operations or a substitute for cash flows from operating activities determined in accordance with generally accepted accounting principles as a measure of liquidity and in certain cases may reflect partial year annualizations.

“Net Operating Income” generally means, for any given period (ending on the “NOI Date”), the total operating revenues derived from a Mortgaged Property during that period, minus the total operating expenses incurred in respect of that Mortgaged Property during that period other than:

•	non-cash items such as depreciation and amortization;
•	capital expenditures; and
•	debt service on the related Mortgage Loan or on any other loans that are secured by that Mortgaged Property.

“NRA” means net rentable area.

“Occupancy” means, unless the context clearly indicates otherwise, (i) in the case of multifamily, rental, manufactured housing community, self-storage and mixed use (to the extent the related Mortgaged Property includes multifamily space) properties, the percentage of rental Units or Pads, as applicable, that are rented as of the Occupancy Date; (ii) in the case of office, retail, industrial and mixed use (to the extent the related Mortgaged Property includes retail or office space), the percentage of the net rentable square footage rented as of the Occupancy Date (subject to, in the case of certain Mortgage Loans, one or more of the additional leasing assumptions); and (iii) in the case of hospitality properties, the percentage of available Rooms occupied for the trailing 12-month period ending on Occupancy Date. In some cases, occupancy was calculated based on assumptions regarding occupancy, such as the assumption that a certain tenant at the Mortgaged Property that has executed a lease, but has not yet taken occupancy and/or has not yet commenced paying rent, will take occupancy on a future date generally expected to occur within twelve months of the Cut-off Date; assumptions regarding the renewal of particular leases and/or the re-leasing of certain space at the related Mortgaged Property; in some cases, assumptions regarding leases under negotiation being executed; in some cases, assumptions regarding tenants taking additional space in the future if currently committed to do so or, in some cases, the exclusion of dark tenants, tenants with material aged receivables, tenants that may have already given notice to vacate their space, bankrupt tenants that have not yet affirmed their lease and certain additional leasing assumptions. See footnotes to Annex A-1 to this prospectus for additional occupancy assumptions. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property’s actual occupancy.

“Occupancy Date” means the date of determination of the Occupancy of a Mortgaged Property.

“Prepayment Penalty Description” or “Prepayment Provision” means the number of payments from the first due date through and including the maturity date or anticipated repayment date, as applicable, for which a Mortgage Loan is, as applicable, (i) locked out from prepayment, (ii) provides for payment of a prepayment premium or yield maintenance charge in connection with a prepayment, (iii) permits defeasance and/or (iv) permits prepayment without a payment of a prepayment premium or a yield maintenance charge.

“Related Group” identifies each group of Mortgage Loans in the Mortgage Pool with borrower sponsors affiliated with other borrower sponsors in the Mortgage Pool. Each Related Group is identified by a separate number on Annex A-1 to this prospectus.

“RevPar” means, for any hotel property, revenues per available room.

“Sensitive Asset” means (i) a Mortgage Loan, or a portion thereof, or (ii) a real property or other interest (including an interest in real property) resulting from the conversion, exchange, other modification or exercise of remedies with respect to a Mortgage Loan or portion thereof, in either case, which the master servicer has determined, based on the advice of nationally recognized counsel (independent of the master servicer) could give rise to a material liability of the Issuing Entity (including liability for taxes) if held directly by the Issuing Entity.

[“Soft Lockbox” means that the related Mortgage Loan documents currently require the related borrower or the property manager at the related Mortgaged Property to collect rents from tenants and pay all such rent directly to the lockbox account, with the funding of all required escrow and reserve accounts (including for debt service) derived directly from such lockbox account. Hospitality properties are considered to have a soft lockbox if credit card receivables, cash, checks or “over the counter” receipts are deposited into the lockbox account by the borrower or property manager.]

[“Springing Lockbox” means that no lockbox account is currently in place and that the related borrower (or its property manager) is responsible for paying debt service and funding all escrow and reserve accounts (including debt service); however, upon the occurrence of certain triggering events enumerated in the related Mortgage Loan documents, the related borrower is required to implement a lockbox.]

“Springing Cash Management” means, until the occurrence of an event of default under the Mortgage Loan documents or one or more specified trigger events, revenue from the lockbox is forwarded to an account controlled by the related borrower or is otherwise made available to the related borrower. Upon the occurrence of an event of default or such a trigger event, the Mortgage Loan documents require the related revenue to be forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents.

“Square Feet”, “SF” or “Sq. Ft.” means, in the case of a Mortgaged Property operated as a retail center, office, industrial/warehouse facility, combination retail/office or other single purpose property, the square footage of the net rentable or leasable area.

“T-12” and “TTM” each means trailing 12 months.

“Term to Maturity” means, with respect to any Mortgage Loan, the remaining term, in months, from the Cut-off Date for such Mortgage Loan to the related maturity date or, in the case of an ARD Loan, the related Anticipated Repayment Date, as applicable. Annex A-1 indicates which Mortgage Loans are ARD Loans.

“Underwritten Expenses” or “UW Expenses” means, with respect to any Mortgage Loan or Mortgaged Property, means an estimate of operating expenses, as determined by the related originator and generally derived from historical expenses at the Mortgaged Property, the borrower’s budget or appraiser’s estimate, in some cases adjusted for significant occupancy increases and a market-rate management fee. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property’s actual performance.

The “Underwritten Net Cash Flow Debt Service Coverage Ratio” or “UW NCF DSCR” for any Mortgage Loan for any period, as presented in this prospectus, including the tables presented on Annex A-1 and Annex A-2 attached, is the ratio of Underwritten Net Cash Flow calculated for the related Mortgaged Property to the amount of total annual debt service on such Mortgage Loan except that the Underwritten Net Cash Flow Debt Service Coverage Ratio for all partial interest-only loans, if any, was calculated based on the first principal and interest payment required to be made to the issuing entity during the term of the Mortgage Loan. The Underwritten Net Cash Flow Debt Service Coverage Ratio for all interest-only loans were calculated based on the sum of the first 12 interest payments following the Cut-off Date. With respect to any Mortgage Loan comprised of a cross-collateralized group of Mortgage Loans, the Underwritten Net Cash Flow Debt Service Coverage Ratio is the ratio of the Underwritten Net Cash Flow calculated for the Mortgaged Properties related to the cross-collateralized group to the total annual debt service for all of the Mortgage Loans in the cross-collateralized group.

The “Underwritten Net Cash Flow” or “UW NCF” with respect to any Mortgage Loan or Mortgaged Property, means cash flow available for debt service, generally equal to the Underwritten NOI decreased by an amount that the related originator has determined for tenant improvement and leasing commissions and / or replacement reserves for capital items. Underwritten NCF does not reflect debt service or non-cash items such as depreciation or amortization. In determining rental revenue for multifamily rental, manufactured housing community and self storage properties, the related originator either reviewed rental revenue shown on the certified rolling 12-month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior one- to 12-month periods.

The Underwritten Net Cash Flow for each Mortgaged Property is calculated based on the basis of numerous assumptions and subjective judgments (including, but not limited to, with respect to future occupancy and rental rates), which, if ultimately proved erroneous, could cause the actual net cash flow for the Mortgaged Property to differ materially from the Underwritten Net Cash Flow set forth in this prospectus. In some cases, historical net cash flow for a particular Mortgaged Property, and/or the net cash flow assumed by the applicable appraiser in determining the Appraised Value of the Mortgaged Property, may be less (and, perhaps, materially less) than the Underwritten Net Cash Flow shown in this prospectus for such Mortgaged Property. No representation is made as to the future cash flows of the Mortgaged Properties, nor is the Underwritten Net Cash Flows set forth in this prospectus intended to represent such future cash flows. See “Risk Factors—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions” in this prospectus. In certain cases the related lender has reserved funds for rent abatements and/or tenant build-outs at the related space. We cannot assure you that any of those tenants will occupy its respective space and/or pay rent as required under its respective lease. See Annex A-3 to this prospectus, for additional information.

The “Underwritten Net Operating Income Debt Service Coverage Ratio” or “UW NOI DSCR” for any Mortgage Loan for any period, as presented in this prospectus, including the tables presented on Annex A-1 and Annex A-2, is the ratio of Underwritten NOI calculated for the related Mortgaged Property to the amount of total annual debt service on such Mortgage Loan except that the Underwritten Net Operating Income Debt Service Coverage Ratio for all partial interest-only loans, if any, was calculated based on the first principal and interest payment required to be made to the issuing entity during the term of the Mortgage Loan. The Underwritten Net Operating Income Debt Service Coverage Ratio for all interest-only Mortgage Loans were calculated based on the sum of the first 12 interest payments following the Cut-off Date. With respect to any Mortgage Loan comprised of a cross-collateralized group of Mortgage Loans, the Underwritten Net Operating Income Debt Service Coverage Ratio is the ratio of the Underwritten NOI calculated for the Mortgaged Properties related to the cross-collateralized group to the total annual debt service for all of the Mortgage Loans in the cross-collateralized group.

“Underwritten NCF Debt Yield”, “UW NCF Debt Yield” or “Cut-off Date UW NCF” means, with respect to any Mortgage Loan, the Underwritten Net Cash Flow for such Mortgaged Property or Mortgaged Properties divided by the Cut-off Date Balance for the related Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Underwritten NCF Debt Yields were calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (except, in the case of a Mortgage Loan with a Subordinate Companion Loan, Underwritten NCF Debt Yields were calculated without regard to any related Subordinate Companion Loan). With respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio of the aggregate Underwritten Net Cash Flow produced by the related Mortgaged Properties divided by the aggregate Annual Debt Service of the related Mortgage Loans.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the applicable Underwritten NCF Debt Yield was calculated based on the its Cut-off Date Balance less a related earnout or holdback reserve. The applicable Underwritten NCF Debt Yields calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NCF Debt Yield	Earnout or Holdback Amount	Underwritten NCF Debt Yield
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%

“Underwritten NOI” or “UW NOI” with respect to any Mortgage Loan or Mortgaged Property, means Underwritten Revenues less Underwritten Expenses, as both are determined by the related originator, based in part upon borrower supplied information (including but not limited to a rent roll, leases, operating statements and budget) for a recent period which is generally the 12 months prior to the origination date or acquisition date of the Mortgage Loan (or Whole Loan, if applicable), adjusted for specific property, tenant and market considerations. Historical operating statements may not be available for newly constructed Mortgaged Properties, Mortgaged Properties with triple net leases, Mortgaged Properties that have recently undergone substantial renovations and/or newly acquired Mortgaged Properties.

The Underwritten NOI for each Mortgaged Property is calculated on the basis of numerous assumptions and subjective judgments, which, if ultimately proven erroneous, could cause the actual operating income for such Mortgaged Property to differ materially from the Underwritten NOI set forth in this prospectus. Some assumptions and subjective judgments are related to future events, conditions and circumstances, including future expense levels and the re-leasing of occupied space, which will be affected by a variety of complex factors over which none of the issuing entity, the depositor, the sponsors, the mortgage loan sellers, the master servicer, the special servicer, the note administrator or the indenture trustee has control. In some cases, the Underwritten NOI for any Mortgaged Property is higher, and may be materially higher, than the actual annual net operating income for that Mortgaged Property, based on historical operating statements. No guaranty can be given with respect to the accuracy of the information provided by any borrowers, or the adequacy of the procedures used by a mortgage loan seller in determining the relevant operating information. See “Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based on Incorrect or Flawed Assumptions”. The Mortgage Loan amount used in this prospectus for purposes of calculating the loan-to-value ratios, debt service coverage ratios and debt yields for each Whole Loan or AB Whole Loan is the aggregate principal balance of the related Mortgage Loan and the related Pari Passu Companion Loan, but excluding any related Subordinate Companion Loan. Further, in the case of certain mortgaged properties identified on Annex A-1, certain tenants among the five (5) largest tenants (based on net rentable area leased) at the respective related Mortgaged Properties or tenants, which in the aggregate constitute a significant portion of the Mortgaged Property, have executed leases (or subleases) but are not currently fully occupying the related space and/or not paying full contractual rent and/or are entitled to periodic rent abatements (which in some cases were not reserved for). In certain cases, the UW NOI includes rent from those tenants (without deduction for abated rent) even though the related tenants are not paying full contractual rent or are paying reduced or no rent or will receive such periodic rent abatements. In certain cases the related lender has reserved funds for rent abatements and/or tenant build-outs at the related space.

The amounts representing net operating income, Underwritten NOI and UW NCF are not a substitute for or an improvement upon net income, as determined in accordance with generally accepted accounting principles, as a measure of the results of the Mortgaged Property’s operations or a substitute for cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measure of liquidity. We make no representation as to the future cash flow of the Mortgaged Properties, nor are the net operating income, Underwritten NOI and UW NCF set forth in this prospectus intended to represent such future cash flow.

The UW NCFs and UW NOIs used as a basis for calculating the UW NCF DSCRs presented in this prospectus, including the tables presented on Annex A-1 and Annex A-2, were derived principally from operating statements obtained from the respective borrowers (the “Operating Statements”) and appraiser’s estimates. With respect to Mortgage Loans secured by newly constructed or recently acquired Mortgaged Properties, the UW NCFs used as a basis for calculating UW NCF DSCRs are derived principally from rent rolls, tenant leases and the borrowers’ appraisers’ projected expense levels. In certain cases when the information is available, UW NCFs for newly constructed or recently acquired Mortgaged Properties are based on historical data provided by the borrower. The Operating Statements and rent rolls were not audited and in most cases were not prepared in accordance with generally accepted accounting principles. To increase the level of consistency between the Operating Statements and rent rolls, in some instances, adjustments were made to such Operating Statements. As regards expenses, these adjustments were principally for real estate tax and insurance expenses (e.g., adjusting for the payment of two years of expenses in one year), and to eliminate obvious items not related to the operation of the Mortgaged Property. However, such adjustments were subjective in nature and may not have been made in a uniform manner.

“Underwritten Revenues” with respect to any Mortgage Loan or Mortgaged Property, means an estimate of operating revenues, as determined by the related originator and generally derived from the rental revenue based on leases in place, leases that have been executed but the tenant is not yet paying rent, leases that are being negotiated and expected to be signed, additional space that a tenant has committed to take and in certain cases contractual rent steps generally within 12 months past the Cut-off Date, in certain cases certain appraiser estimates of rental income, and in some cases adjusted downward to market rates, with vacancy rates equal to the Mortgaged Property’s historical rate, current rate, market rate or an assumed vacancy as determined by the related originator; plus any additional recurring revenue fees. Additionally, in determining rental revenue for multifamily rental, manufactured housing community and self storage properties, the related originator either reviewed rental revenue shown on the certified rolling 12-month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior one- to 12-month periods or in some cases may have relied on information provided in the appraisal for market rental rates and vacancy. In some cases the related originator included revenue otherwise payable by a tenant but for the existence of an initial “free rent” period or a permitted rent abatement while the leased space is built out. See “—Tenant Issues” below.

The “UW NOI Debt Yield” or “UW NOI DY” for any Mortgage Loan is calculated by dividing (x) the UW NOI for such Mortgage Loan by (y) the Cut-off Date Balance for such Mortgage Loan. With respect to any Mortgage Loan comprised of a cross-collateralized group of Mortgage Loans, the UW NOI Debt Yield is calculated by dividing (x) the aggregate UW NOI of each Mortgage Loan comprising the cross-collateralized group of Mortgage Loans by (y) the aggregate Cut-off Date Balance of such Mortgage Loans.

The “UW NOI Debt Yield” with respect to any class of Pooled Notes is calculated by dividing (x) the aggregate UW NOI for the pool of Mortgage Loans by (y) the aggregate Principal Balance of such class of notes and all classes of notes senior to such class of notes (or, in the case of the Class [__] and Class [__] notes, the aggregate Principal Balances of such notes). Although the UW NOI for the pool of Mortgage Loans is based on an aggregate of the Mortgage Loans, excess cash flow available from any particular Mortgage Loan will not be available to support any other Mortgage Loan.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the applicable UW NOI Debt Yield was calculated based on the Cut-off Date Balance less a related earnout or holdback reserve. The applicable UW NOI Debt Yields calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NOI Debt Yield	Holdback Amount	Underwritten NOI Debt Yield
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%

“Units”, “Rooms”, “Beds” or “Pads” means (a) in the case of a Mortgaged Property operated as multifamily housing, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property operated as a hotel property, the number of guest rooms, (c) in the case of a Mortgaged Property operated as a manufactured housing community property, the number of pads for manufactured homes, [(d) in the case of certain Mortgaged Properties operating as student housing, the number of beds] or (e) in the case of a Mortgaged Property operated as a self-storage property, the number of units for self storage.

“Weighted Average Mortgage Rate” means the weighted average of the Mortgage Rates as of the Cut-off Date.

Mortgage Pool Characteristics

Overview

Cut-off Date Mortgage Loan Characteristics

All Mortgage Loans
Initial Pool Balance	$[___]
Number of Mortgage Loans	[___]
Number of Mortgaged Properties	[___]
Number of Crossed Loan Pools	[___]
Crossed Loan Pools as a Percentage	[___]%
Range of Cut-off Date Balances	$[___] to $[___]
Average Cut-off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted Average Mortgage Rate	[___]%
Range of Original Terms to Maturity	[___] months to [___] months
Weighted Average Original Term to Maturity	[___] months
Range of Remaining Terms to Maturity	[___] months to [___] months
Weighted Average Remaining Term to Maturity	[___] months
Range of Original Amortization Term	[___] months to [___] months
Weighted Average Original Amortization Term	[___] months
Range of Remaining Amortization Terms	[___] months to [___] months
Weighted Average Remaining Amortization Term	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted Average LTV Ratio	[___]%
Range of LTV Ratios as of the Maturity Date	[___]% to [___]%
Weighted Average LTV Ratio as of Maturity Date	[___]%
Range of UW NCF DSCR	[___]x to [___]x
Weighted Average UW NCF DSCR	[___]x
Range of UW NOI Debt Yield
Weighted Average UW NOI Debt Yield
Percentage of Initial Pool Balance consisting of:
Interest Only-Balloon	[___]%
Balloon	[___]%
Interest Only	[___]%
ARD-Interest Only	[___]%
ARD-Interest Only-Balloon	[___]%
ARD-Balloon	[___]%

*	[THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]
(1)	Subject to a permitted variance of plus or minus [5]%.
[#]	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]
[#]	[In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more pari passu companion loans [or a subordinate companion loan] that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans [but excluding any related subordinate companion loan].]
[#]	Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (iii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

[#]	[Add any necessary footnotes for Owned Subordinate Companion Loans]

The issuing entity will include [____] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance, that represent the obligations of multiple borrowers that are liable on a joint and several basis for the repayment of the entire indebtedness evidenced by the related Mortgage Loan and/or represent separate obligations of each borrower that are cross-collateralized and cross-defaulted with each other.

See also “—Certain Calculations and Definitions” above for important general and specific information regarding the manner of calculation of the underwritten debt service coverage ratios and loan-to-value ratios. See also “—Certain Terms of the Mortgage Loans” below for important information relating to certain payment and other terms of the Mortgage Loans.

Property Types

The table below shows the property type concentrations of the Mortgaged Properties:

Property Type Distribution(1)

Property Type	Number of Mortgage Loans	Number of Mortgaged Properties	Aggregate Cut-off Date Balance(1)	Approx. % of Initial Pool Balance
Retail
[Anchored]	[___]	[___]	$[___]	[___]%
[Shadow Anchored]	[___]	[___]	[___]	[___]
[Unanchored]	[___]	[___]	[___]	[___]
[Single Tenant]	[___]	[___]	[___]	[___]
[Outlet Center]	[___]	[___]	[___]	[___]
[Regional Mall]	[___]	[___]	[___]	[___]
Office	[___]	[___]	[___]	[___]
[CBD]	[___]	[___]	[___]	[___]
[Suburban]	[___]	[___]	[___]	[___]
[Medical]	[___]	[___]	[___]	[___]
Multifamily
[Garden]	[___]	[___]	[___]	[___]
[High Rise]	[___]	[___]	[___]	[___]
[Mid Rise]	[___]	[___]	[___]	[___]
[Student Housing]	[___]	[___]	[___]	[___]
[Senior Housing]	[___]	[___]	[___]	[___]
Hotel Property
[Full Service]	[___]	[___]	[___]	[___]
[Limited-Service]	[___]	[___]	[___]	[___]
[Select Service]	[___]	[___]	[___]	[___]
[Extended Stay]	[___]	[___]	[___]	[___]
Mixed Use
[Retail/Office]	[___]	[___]	[___]	[___]
[Retail/Parking]	[___]	[___]	[___]	[___]
Other	[___]	[___]	[___]	[___]
Industrial
[Warehouse/distribution]	[___]	[___]	[___]	[___]
[Flex]	[___]	[___]	[___]	[___]
Manufactured Housing
Self-Storage	[___]	[___]	[___]	[___]
Total	[___]	[___]	$[___]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-1.

Retail Properties. With respect to the retail properties[, mixed use properties and self-storage properties] with retail components set forth in the above chart:

•	[ADD DISCLOSURES REGARDING OPERATING COVENANTS, IF APPROPRIATE]

•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors-Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Office Properties. With respect to the office properties set forth in the above chart [and mixed use properties] that include office tenants:

•	[ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]
See “Risk Factors—Risks Relating to the Mortgage Loans—Office Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Multifamily Properties. With respect to the multifamily properties set forth in the above chart:

•	[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, have [ADD DISCLOSURES SPECIFICALLY RELATING TO TENANT TYPES (E.G., STUDENTS, MILITARY BASE PERSONNEL, EMPLOYEES OF A PARTICULAR INDUSTRY)]
•	[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE SUBJECT TO:
1.	RESTRICTIONS ON THE AGE OF TENANTS;
2.	GOVERNMENTAL ASSISTANCE/RENT SUBSIDY PROGRAMS SUCH AS THE SECTION 8 TENANT-BASED ASSISTANCE RENTAL CERTIFICATE PROGRAM OF THE U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT OR A SIMILAR PROGRAM;
3.	STATE AND LOCAL REGULATIONS, ORDINANCE OR AFFORDABLE HOUSING COVENANTS, WHICH MAY AFFECT THE BUILDING OWNER’S ABILITY TO INCREASE RENT TO MARKET RENT FOR AN EQUIVALENT APARTMENT OR MAY REQUIRE THE BUILDING OWNER TO RENT UNITS TO INDIVIDUALS MEETING LOW INCOME REQUIREMENTS; AND
4.	ANY TAX CREDIT OR PILOT PROGRAM]
•	[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE RESIDENTIAL COOPERATIVE BUILDINGS AND THE LENDER UNDER THE BUILDING ARE OWNED OR LEASED BY A NON-PROFIT RESIDENTIAL COOPERATIVE CORPORATION]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Multifamily Properties Have Special Risks”.

Hotel Properties. With respect to the hotel properties set forth in the above chart:

•	[[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are flagged hotel properties that are affiliated with any franchise or hotel management company through a franchise or management agreement.]

The following table shows the breakdown of each Mortgaged Property associated with a hotel brand through a license, franchise agreement, operating agreement or management agreement.

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Percentage (%) of the Initial Pool Balance by Allocated Loan Amount	Expiration/Termination of Related License/ Franchise Agreement, Operating Agreement or Management Agreement	Maturity Date of the related Mortgage Loan
[___]	$[___]	[___]%	[___]	[___]

•	[[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are not flagged hotel properties];
•	[ADD DISCLOSURES REGARDING PROPERTIES THAT MAY DERIVE A SIGNIFICANT PORTION OF THE REVENUE FROM THE OPERATIONS OF ENTERTAINMENT COMPLEXES THAT INCLUDE RESTAURANTS, LOUNGES, NIGHTCLUBS AND/OR BANQUET AND MEETING SPACES]
•	[ADD DISCLOSURES REGARDING PROPERTIES WITH ANY LIQUOR LICENSING ISSUES]
•	[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES THAT ARE SUBJECT TO CERTAIN PIP AND OTHER RENOVATION AND REPLACEMENT REQUIREMENTS UNDER THE RELATED FRANCHISE AGREEMENT AND FRANCHISOR PROGRAM REQUIREMENTS] See “—Redevelopment, Renovation and Expansion” below.]
•	[ADD DISCLOSURES REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSES AND MANAGEMENT AGREEMENT, IF APPROPRIATE]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]]

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Affiliation with a Franchise or Hotel Management Company” and “—Hotel Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Self-Storage Properties. With respect to the self-storage properties set forth in the above chart:

•	[ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by allocated loan amount derive a portion of the Underwritten Revenue from one or more of (a) rent derived from truck rentals located at the related Mortgaged Property, (b) rent derived from cell tower leases, (c) the leasing of certain parking spaces located at the related Mortgaged Properties for purposes of recreational vehicle and boat storage and/or (d) rent derived from commercial/retail tenants operating at the related Mortgaged Property.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Self-Storage Properties Have Special Risks”.

Mixed Use Properties. With respect to the mixed use properties set forth in the above chart:

•	[Each of the mixed use Mortgaged Properties has one or more retail, office and/or multifamily components.] See “Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks”, “—Office Properties Have Special Risks” and “—Multifamily Properties Have Special Risks”, as applicable.
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

Certain of the mixed use Mortgaged Properties may have specialty uses. See “—Specialty Use Concentrations” below.

See “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Industrial Properties. With respect to the industrial properties set forth in the above chart:

•	[ADD DISCLOSURES REGARDING COLD STORAGE FACILITIES]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by allocated loan amount derive a portion of the Underwritten Revenues from revenue from (a) rent derived from the leasing of office space at the Mortgaged Property and (b) rent derived from cell tower leases.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Industrial Properties Have Special Risks”.

Manufactured Housing Community Properties. With respect to the manufactured housing community properties set forth in the above chart:

·	[[___] [(__)] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups.]
·	[DESCRIBE ANY PORTION OF MANUFACTURED HOUSING COMMUNITY PROPERTIES THAT ARE NOT PART OF THE COLLATERAL OR INCLUDED IN THE UNDERWRITING]
·	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Manufactured Housing Community Properties Have Special Risks”.

Specialty Use Concentrations. Certain Mortgaged Properties have one of the 5 largest tenants that operates its space as a specialty use that may not allow the space to be readily converted to be suitable for another type of tenant, as set forth in the following table.

Specialty Use	Number of Mortgaged Properties	Approx. % of Initial Pool Balance
[Medical, dental, physical therapy or veterinary offices or clinics, outpatient facilities, research or diagnostic laboratories or health management services and/or health professional schools]	[___]	[___]%
[Restaurant]	[___]	[___]
[Parking garages/accounts]	[___]	[___]
[Theater]	[___]	[___]
[Gym, fitness center or a health club]	[___]	[___]
[Bank branch]	[___]	[___]
[School or educational facility a beauty and cosmetology school]	[___]	[___]
[LIST OTHER SPECIALTY USE]	[___]	[___]

See “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Significant Mortgage Loans and Significant Obligors

[The Mortgaged Property identified on Annex A-1 as [_______], securing a Mortgage Loan that represents approximately [__]%, of the Initial Pool Balance, is a “significant obligor” as such term is used in Items 1101 and 1112 of Regulation AB with respect to this offering. See Annex A-1.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) and (b) FOR EACH SIGNIFICANT OBLIGOR]

Mortgage Loan Concentrations

Top Ten Mortgage Loans or Groups of Cross-Collateralized Mortgage Loans

The following table shows certain information regarding the ten largest Mortgage Loans or groups of crossed loans by Cut-off Date Balance:

Loan Name	Mortgage Loan Cut-off Date Balance	Approx. % of Initial Pool Balance	Loan per Unit(1)	UW NCF DSCR(1)	Cut-off Date LTV Ratio(1)	Property Type
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[______]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[______]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[______]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[______]
Top 3 Total/Weighted Average	$[________]	[____]%		[____]x	[_____]%
Top 5 Total/Weighted Average	$[________]	[____]%		[____]x	[_____]%
Top 10 Total/Weighted Average	$[________]	[____]%		[____]x	[_____]%

(1)	In the case of each of the Mortgage Loans that is part of an AB Whole Loan, the calculation of the Loan per Unit, UW NCF DSCR and Cut-off Date LTV Ratio for each such Mortgage Loan is calculated based on the principal balance, debt service payment and Underwritten Net Cash Flow for the Mortgage Loan included in the issuing entity and the related Pari Passu Companion Loan in the aggregate, but excludes the principal balance and debt service payment of any related Subordinate Companion Loan.
(2)	[ADD OTHER FOOTNOTES, IF APPROPRIATE]

See “—Assessment of Property Value and Condition” for additional information.

For more information regarding the fifteen largest Mortgage Loans and/or loan concentrations and related Mortgaged Properties, see the individual Mortgage Loan and portfolio descriptions in Annex A-3. Other than with respect to the top ten Mortgage Loans identified in the table above, each of the other Mortgage Loans represents no more than [_____]% of the Initial Pool Balance.

See “Risk Factors—Risks Relating to the Mortgage Loans-—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses”.

Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans

The pool of Mortgage Loans will include [_____] Mortgage Loans, set forth in the table below titled “Cross-Collateralized/Multi-Property Mortgage Loans”, representing approximately [_____]% of the Initial Pool Balance, which are each secured by two or more properties. In some cases, however, the amount of the mortgage lien encumbering a particular property [or group of those properties] may be less than the full amount of indebtedness under the Mortgage Loan [or group of cross-collateralized Mortgage Loans], generally to minimize recording tax. In such instances, the mortgage amount may equal a specified percentage (generally ranging from [_____]% to [_____]%, inclusive) of the appraised value or allocated loan amount for the particular Mortgaged Property [or group of those properties]. This would limit the extent to which proceeds from that property would be available to offset declines in value of the other

Mortgaged Properties securing the same Mortgage Loan or group of cross-collateralized Mortgage Loans.

The table below shows each individual Mortgage Loan that is secured by two or more Mortgaged Properties and each group of cross-collateralized Mortgage Loans.

Cross-Collateralized/Multi-Property Mortgage Loans

Mortgage Loan/Property Portfolio Names	Multi-Property Loan or Cross-Collateralized Group	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
[____________]		$[________]	[_______]%
[____________]		[________]	[_______]
[____________]		[________]	[_______]
[____________]		[________]	[_______]
[____________]		[________]	[_______]
Total		$[________]	[_______]%

[In some cases, an individual Mortgaged Property may be comprised of two or more parcels that may not be contiguous or may be owned by separate borrowers. For example, with respect to the Mortgage Loans secured by the Mortgaged Properties identified as [_________] on Annex A-1, representing approximately [_____]% of the Initial Pool Balance, the related Mortgaged Properties are comprised of more than one (1) parcel, which in some cases are owned by separate borrowers.]

[[______] groups of Mortgage Loans, set forth in the table below titled “Related Borrower Loans”, representing approximately [_____]% of the Initial Pool Balance, are not cross-collateralized but have borrower sponsors related to each other, but no group of Mortgage Loans having borrower sponsors that are related to each other represents more than approximately [___]% of the Initial Pool Balance. The following table shows each group of Mortgage Loans having borrowers that are related to each other. See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses” in addition to Annex A-1.]

Related Borrower Loans (Other than Cross-Collateralized Groups)

Property/Portfolio Names	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	Approx. % of Initial Pool Balance
Group [___]:
[______]		$[______]	[______]%
[______]		[______]	[______]
Total for Group [____]:		$[______]	[______]%
Group [__]:
[______]		$[______]	[______]%
[______]		[______]	[______]
Total for Group [__]:		$[______]	[______]%

[ADD ADDITIONAL LOAN GROUPS]

Mortgage loans with related borrowers are identified under “Related Borrower” on Annex A-1. See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses” in addition to Annex A-1 and the related footnotes.

Geographic Concentrations

This table shows the states that have concentrations of Mortgaged Properties that secure [___]% or more of the Initial Pool Balance:

Geographic Distribution(1)

State(2)	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Pool Balance
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not the Mortgage Loans, the information for any Mortgaged Property that is one of multiple Mortgaged Properties securing a particular Mortgage Loan is based on an allocated loan amount as stated in Annex A-2.
(2)	[ADD APPROPRIATE FOOTNOTES]

The remaining Mortgaged Properties are located throughout [_______] other states, with no more than [_____]% of the Initial Pool Balance by allocated loan amount secured by Mortgaged Properties located in any such jurisdiction.

Certain Mortgaged Properties are located in the following geographic areas or the regions of the United States that are more susceptible to [an economic downturn, natural disasters or hazards, terrorist attacks or political crises]:

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in [NAMES OF STATES], and may be more generally susceptible to floods or hurricanes than properties in other parts of the country.

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in [_______] and are more susceptible to wildfires.

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in areas that are considered a high earthquake risk (seismic zones 3 or 4), and seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.

[ADD DISCLOSURES REGARDING ANY PROPERTIES LOCATED IN A US TERRITORY OR FOREIGN COUNTRY. [The unpaid principal balance, as of the Cut-off Date, of the loans secured by such properties will not be in excess of 10% of the Initial Pool Balance.]

[ADD ADDITIONAL DISCLOSURES REGARDING GEOGRAPHICAL CONCENTRATION, IF APPROPRIATE]

Mortgaged Properties With Limited Prior Operating History

[___] of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, are each secured by Mortgaged Properties that were constructed or substantially renovated or in a lease-up period within the [12]-month period preceding the Cut-off Date and have no or limited prior operating history and/or lack historical financial figures and information.

[___] of the Mortgage Loans secured by the Mortgaged Properties or portfolios of Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, the Mortgaged Properties were acquired within the [12]-month period preceding the origination of the Mortgage Loan and underwriting was based on a limited prior operating history and limited historical financial figures and information.

[ADD ADDITIONAL DISCLOSURES REGARDING LIMITED PRIOR OPERATING HISTORY, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans-—Limited Information Causes Uncertainty”.

Tenancies-in-Common

[___] [(__)] Mortgaged Properties identified as [_________] on Annex A-1, representing [__]% of the Initial Pool Balance, have one or more borrowers that own all or a portion of the related Mortgaged Property as tenants-in-common, and the respective tenants-in-common have agreed to a waiver of their rights of partition. See “Risk Factors—Risks Relating to the Mortgage Loans—Tenancies-in-Common May Hinder Recovery”.

[ADD ADDITIONAL DISCLOSURES REGARDING TENANCIES-IN-COMMON, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—The Borrower’s Form of Entity May Cause Special Risks” and “—Tenancies-in-Common May Hinder Recovery”.

[Delaware Statutory Trusts]

With respect to the Mortgage Loan identified on Annex A-1 as [________], representing [___]% of the Initial Pool Balance, the related borrower is a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory trustee for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related Mortgage Loan documents. In the case of a Mortgaged Property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time-consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related Mortgaged Property.]

[ADD ADDITIONAL DISCLOSURES REGARDING DELAWARE STATUTORY TRUSTS, IF APPROPRIATE]

[Condominium Interests

[__] of the Mortgage Loans secured by Mortgaged Properties identified on Annex A-1 as [_____] and [_____], representing approximately [__]% and [__]%, respectively, of the Initial Pool Balance, respectively, are secured, in certain cases, in part, by the related borrower’s interest in one or more units in a condominium. [With respect to all such Mortgage Loans (other than as described below)], the borrower generally controls the appointment and voting of the condominium board or the condominium owners cannot take actions or cause the condominium association to take actions that would affect the borrower’s unit without the borrower’s consent.]

[ADD DISCLOSURES REGARDING THE CONDOMINIUM DOCUMENTS, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Condominium Ownership May Limit Use and Improvements”.]

Fee & Leasehold Estates; Ground Leases

The table below shows the distribution of underlying interests encumbered by the mortgages related to the Mortgaged Properties:

 Underlying Estate Distribution(1)

Underlying Estate	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Fee(2)	[___]	$[___]	[___]%
Leasehold	[___]	[___]	[___]
Fee/Leasehold(3)	[___]	[___]	[___]
Leased Fee
Total	[___]	$[___]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-2.
(2)	[For purposes of this prospectus, an encumbered interest will be characterized as a “fee interest” and not a leasehold interest if (i) the borrower has a fee interest in all or substantially all of the Mortgaged Property (provided that if the borrower has a leasehold interest in any portion of the Mortgaged Property, such portion is not, individually or in the aggregate, material to the use or operation of the Mortgaged Property), or (ii) the Mortgage Loan is secured by the borrower’s leasehold interest in the Mortgaged Property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related Mortgaged Property.]
(3)	The related Mortgages create a first lien on a combination of fee simple estates and leasehold estates in one or more commercial properties.

In general, unless the related fee interest is also encumbered by the related Mortgage, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the Mortgage Loan (taking into account all freely exercisable extension options) and, except as noted below or in the exceptions to representation no. [__] in Annex D-1 indicated on Annex D-2, contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

Mortgage loans secured by ground leases present certain bankruptcy and foreclosure risks not present with Mortgage Loans secured by fee simple estates. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Ground Leases and Other Leasehold Interests” and “—Leased Fee Properties Have Special Risks”, “Certain Legal Aspects of Mortgage Loans—Foreclosure” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

As regards ground leases, see representation No.[__] on Annex D-1 and the exceptions to that representation on Annex D-2.

Environmental Considerations

[An environmental report was prepared for each Mortgaged Property securing a Mortgage Loan no more than [__] months prior to the Cut-off Date. See Annex A-1 for the date of the environmental report for each Mortgaged Property. The environmental reports were generally prepared pursuant to the American Society for Testing and Materials standard for a “Phase I” environmental site assessment (the “ESA”). In addition to the Phase I standards, some of the environmental reports will include additional research, such as limited sampling for asbestos-containing material, lead-based paint, radon or water damage with limited areas of potential or identified mold, depending on the property use and/or age. Additionally, as needed pursuant to American Society for Testing and Materials standards, supplemental “Phase II” site investigations have been completed for some Mortgaged Properties to further evaluate certain environmental issues, including certain recognized environmental conditions (each, a “REC” ). A Phase II investigation generally consists of sampling and/or testing.]

[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES WITH RESPECT TO WHICH THE RELATED ENVIRONMENTAL REPORTS HAVE REVEALED MATERIAL ADVERSE CONDITIONS OR CIRCUMSTANCES AT A MORTGAGED PROPERTY:

•	THAT WERE REMEDIATED OR ABATED BEFORE THE ORIGINATION DATE OF THE RELATED MORTGAGE LOAN OR ARE ANTICIPATED TO BE REMEDIATED OR ABATED BEFORE THE CLOSING DATE;
•	FOR WHICH AN OPERATIONS AND MAINTENANCE PLAN, ABATEMENT AS PART OF ROUTINE MAINTENANCE OR PERIODIC MONITORING OF THE MORTGAGED PROPERTY OR NEARBY PROPERTIES WILL BE IN PLACE OR RECOMMENDED;
•	FOR WHICH AN ESCROW, GUARANTY OR LETTER OF CREDIT FOR THE REMEDIATION WILL HAVE BEEN ESTABLISHED PURSUANT TO THE TERMS OF THE RELATED MORTGAGE LOAN;
•	FOR WHICH AN ENVIRONMENTAL INSURANCE POLICY WILL HAVE BEEN OBTAINED FROM A THIRD PARTY INSURER;
•	FOR WHICH THE PRINCIPAL OF THE BORROWER OR ANOTHER FINANCIALLY RESPONSIBLE PARTY WILL HAVE PROVIDED AN INDEMNITY OR WILL HAVE BEEN REQUIRED TO TAKE, OR WILL BE LIABLE FOR THE FAILURE TO TAKE, SUCH ACTIONS, IF ANY, WITH RESPECT TO SUCH MATTERS AS WILL HAVE BEEN REQUIRED BY THE APPLICABLE GOVERNMENTAL AUTHORITY OR RECOMMENDED BY THE ENVIRONMENTAL REPORTS;
•	AS TO WHICH THE BORROWER OR OTHER RESPONSIBLE PARTY WILL HAVE OBTAINED, OR WILL BE REQUIRED TO OBTAIN POST-CLOSING, A “NO FURTHER ACTION” LETTER OR OTHER EVIDENCE THAT GOVERNMENTAL AUTHORITIES WOULD NOT BE REQUIRING FURTHER ACTION OR REMEDIATION;
•	THAT WOULD REQUIRE SUBSTANTIAL CLEANUP, REMEDIAL ACTION OR OTHER EXTRAORDINARY RESPONSE UNDER ENVIRONMENTAL LAWS; OR
•	FOR WHICH THE RELATED BORROWER WILL HAVE AGREED TO SEEK A “CASE CLOSED” OR SIMILAR STATUS FOR THE ISSUE FROM THE APPLICABLE GOVERNMENTAL AGENCY.]

[ADD ADDITIONAL DISCLOSURES RELATING TO ENVIRONMENTAL ISSUES.]

Redevelopment, Renovation and Expansion

Certain of the Mortgaged Properties are properties which are currently undergoing or are expected to undergo redevelopment, renovation or expansion, including with respect to hotel properties, executing property improvement plans (“PIPs”) required by the franchisors. Below are descriptions of certain of such Mortgaged Properties.

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WHICH ARE CURRENTLY UNDERGOING OR, IN THE FUTURE, ARE EXPECTED TO UNDERGO MATERIAL REDEVELOPMENT, RENOVATION OR EXPANSION, INCLUDING WITH RESPECT TO HOTEL PROPERTIES, PIPS REQUIRED BY THE FRANCHISORS.]

Certain risks related to redevelopment, renovation and expansion at a Mortgaged Property are described in “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties”.

[Assessment of Property Value and Condition

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WITH ANY MATERIAL ISSUES NOTED IN THE APPRAISALS, ENGINEERING REPORTS AND ZONING AND SEISMIC REPORTS TO THE EXTENT NOT DISCLOSED UNDER “REDEVELOPMENT, RENOVATION AND EXPANSION” ABOVE.]

Litigation and Other Considerations

[INSERT ANY SPECIFIC LITIGATION ISSUES, CONDEMNATION PROCEEDINGS OR SIMILAR DISCLOSURES REGARDING THE MORTGAGED PROPERTIES, THE BORROWERS OR SPONSORS.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Payments on the Notes”.

Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings

•	[_____] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, were originated in connection with the borrower’s acquisition of the related Mortgaged Property.
•	[_____] of the Mortgage Loans, representing [____]% of the Initial Pool Balance, were originated in connection with the borrower’s refinancing of a previous mortgage loan. [Insert a disclosure regarding a refinancing of any loan that was in default or in special servicing at the time of refinancing or subject to a discounted pay-offs or workout.]
•	[[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, were modified due to previous delinquencies or impending delinquencies.]
•	[ADD DISCLOSURES REGARDING ANY CURRENT MATERIAL TENANT THAT IS OR WAS A PARTY TO BANKRUPTCY PROCEEDINGS]
•	[ADD DISCLOSURES REGARDING ANY MATERIAL PRIOR BORROWER/SPONSOR/GUARANTOR THAT WAS A PARTY TO BANKRUPTCY PROCEEDINGS, FORECLOSURE PROCEEDINGS, DEED-IN-LIEU OF FORECLOSURE TRANSACTIONS AND/OR MORTGAGE LOAN WORKOUTS]
•	[ADD ANY OTHER MATERIAL MORTGAGE LOAN-SPECIFIC BANKRUPTCY ISSUES OR PAYMENT OR NON-PAYMENT DEFAULT HISTORY OF THE BORROWER, GUARANTOR, SPONSOR OR ANY OTHER PARTY TO A MORTGAGE LOAN, IF APPROPRIATE.]

Certain risks relating to bankruptcy proceedings are described in “Risk Factors—Risks Relating to the Mortgage Loans—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” and “—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Payments on the Notes” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

Tenant Issues

Tenant Concentrations

The Mortgaged Properties have tenant concentrations as set forth below:

•	[_____] of the Mortgaged Properties, securing in whole or in part [__] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance by allocated loan amount are leased to a single tenant.

•	[_____] is a tenant at [__] of the mortgaged properties securing [_____] Mortgage Loans, representing in the aggregate approximately [__]% of the aggregate principal balance of the pool of Mortgage Loans as of the Cut-off Date by allocated loan amount.
•	[ADD DISCLOSURES REGARDING SINGLE TENANTS, IF APPROPRIATE].

See “—Lease Expirations and Terminations” below, “Risk Factors—Risks Relating to the Mortgage Loans—Risks of Commercial and Multifamily Lending Generally”, “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—A Tenant Concentration May Result in Increased Losses” and “—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses”.

Lease Expirations and Terminations

Expirations. Certain of the Mortgaged Properties are subject to tenant leases that expire before the maturity date of the related Mortgage Loan. For tenant lease expiration information in the form of a lease rollover chart relating to each of the top ten Mortgage Loans, see the related summaries attached as Annex A-3 to the prospectus. In addition, see Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property. Even if none of the top five tenants at a particular Mortgaged Property have leases that expire before, or shortly after, the maturity of the related Mortgage Loan, there may still be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to, or shortly after, the maturity of a Mortgage Loan. Furthermore, some of the Mortgaged Properties have significant leases or a significant concentration of leases that expire before, or shortly after, the maturity of the related Mortgage Loan. Identified below are certain material lease expirations or concentrations of lease expirations with respect to the Mortgaged Properties:

•	In certain cases, the lease of a single tenant, major tenant or anchor tenant at a multi-tenanted Mortgaged Property expires prior to the maturity date of the related Mortgage Loan.

With respect to the Mortgage Loans secured, in whole or in part, by the Mortgaged Property identified in the table below, such Mortgaged Property is occupied by a single tenant under a lease which expires prior to, or in the same year of, the maturity or anticipated repayment date of the related Mortgage Loan.

Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	Lease Expiration Date	Maturity Date
[___]	[___]%	[___]	[___]
•	With respect to the Mortgaged Properties shown in the table below, one or more leases representing 50% or greater of the net rentable square footage of the related Mortgaged Property (excluding Mortgaged Properties leased to a single tenant and set forth in the bullet above) expire in a single calendar year prior to, or the same year as, the maturity of the related Mortgage Loan. There may be other Mortgaged Properties as to which leases representing at least 50% or greater of the net rentable square footage of the related Mortgaged Property expire over several calendar years prior to maturity of the related Mortgage Loan.

Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	% of Leases Expiring	Calendar Year of Expiration	Maturity Date
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
•	In addition, with respect to certain other Mortgaged Properties, there are leases that represent in the aggregate a material portion (but less than 50%) of the net rentable square footage of the related Mortgaged Property that expire in a single calendar year prior to, or shortly after, the maturity of the related Mortgage Loan.
•	[ADD DISCLOSURES REGARDING OTHER TENANT LEASE EXPIRATION ISSUES, IF APPROPRIATE]

See Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property.

Terminations. In addition to termination options tied to certain triggers as described in “Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Early Lease Termination Options May Reduce Cash Flow” that are common with respect to retail properties, certain tenant leases permit the related tenant to terminate its lease at any time. For example (with respect to the fifteen (15) largest Mortgage Loans and the largest five tenants at each Mortgaged Property):

[ADD DISCLOSURE RELATING TO UNILATERAL TERMINATION RIGHTS].

[Set forth below are certain government leases that individually represent more than [5]% of the base rent at the related Mortgaged Property and have these types of risks.]

Mortgage Loan Name	Percent of Initial Pool Balance	Tenant	Percent of Net Rentable Area	Percent of Base Rent
[________]	[__]%	[________]	[__]%	[__]%
[________]	[__]%	[________]	[__]%	[__]%
[________]	[__]%	[________]	[__]%	[__]%

See Annex A-3 for more information on material termination options relating to the fifteen (15) largest Mortgage Loans.

Other.

Tenants under certain leases included in the Underwritten Net Cash Flow, Underwritten NOI and/or Occupancy may not be in physical occupancy, may not have begun paying rent or may be in negotiation. For example, [with respect to single tenant properties or tenants that are one of the top five tenants by net rentable square footage at a Mortgaged Property or tenants individually or in the aggregate representing more than 25% of the net rentable area at the Mortgaged Property, certain of such tenants have not taken possession or commenced paying rent as set forth below] [with respect to the fifteen (15) largest Mortgage Loans and the five largest tenants listed on Annex A-1]:

•	[ADD DISCLOSURES REGARDING TENANTS OF THE MORTGAGED PROPERTIES THAT HAVE EXECUTED LEASES, BUT HAVE NOT YET TAKEN OCCUPANCY OR HAVE SIGNED A LETTER OF INTENT BUT NOT EXECUTED A LEASE WITH RESPECT TO THE RELATED SPACE.]
•	[ADD DISCLOSURES REGARDING TENANTS WHOSE LEASE TERMS ARE UNDER NEGOTIATION BUT NOT YET SIGNED.]
•	[ADD DISCLOSURES REGARDING TENANTS THAT ARE IN RENT ABATEMENT PERIODS.]
•	[ADD OTHER DISCLOSURES REGARDING TENANT ISSUES, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions”.

See Annex A-3 for more information on other tenant matters relating to the fifteen (15) largest Mortgage Loans.

Purchase Options and Rights of First Refusal

Below are certain purchase options and rights of first refusal to purchase all or a portion of the Mortgaged Property with respect to certain of the Mortgaged Properties.

•	[INSERT ANY PURCHASE OPTIONS AND RIGHTS OF FIRST REFUSAL.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure”.

[Credit Lease Loans]

[__] Mortgage Loans (the “Credit Lease Loans”), representing approximately [____]% of the Initial Pool Balance, are backed by lease obligations (a “Credit Lease”) of a tenant (each, a “Tenant”). Each Credit Lease has a primary lease term (the “Primary Term”) that expires on or after the maturity date of the related Credit Lease Loan. The Credit Lease Loans are scheduled to be repaid from scheduled monthly rental payments (“Monthly Rental Payments”) which are equal to or greater than the scheduled payment of all principal, interest and other amounts due each month on the related Credit Lease Loan. Notwithstanding the foregoing, the borrowers remain liable for all obligations under the Credit Lease Loans (subject to the non-recourse provisions).

The following table sets forth certain information regarding the Credit Lease Loans:

Property Name	Cut-off Date Balance	Percentage Of Initial Pool Balance	Tenant/Lease Guarantor	Rating of Tenant/Lease Guarantor	Lease Type

%
%
%
%
%
%
%

  ______________________________
(1)	The tenant may cancel the Credit Lease under certain circumstances in the event of a casualty or condemnation [(or, with respect to the [______] Mortgage Loan, condemnation only)] of the related Mortgaged Property without the payment of the outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The related borrower has obtained an insurance policy to cover the occurrences of certain rent abatement or termination rights of the tenant.
(2)	The borrower is responsible for structural repairs. Monthly reserves have been established and are taken from the tenant’s lease payments to cover this obligation.

[With respect to [__] Credit Lease Loans (identified as [__] and [__] on Annex A-1), representing approximately [____]% of the Initial Pool Balance, interest payments are due on the first day of each month and are calculated based upon a 30 day month and a 360 day year. Principal payments, per a schedule, are due on the first day of each calendar year. Those principal payments are scheduled to correspond with payments due under the related leases.]

Each mortgagor under a Credit Lease Loan has assigned to the mortgagee of the related Credit Lease Loan (each, a “Credit Lease Assignment”), as security for the mortgagor’s obligations, the mortgagor’s rights under the Credit Leases and its rights to all income and profits to be derived from the operation and leasing of the related property (each, a “Credit Lease Property”), including, but not limited to, an assignment of any guarantee of the Tenant’s obligations under the Credit Lease and an assignment of the right to receive all Monthly Rental Payments and any other sums due under the Credit Leases.

Each Credit Lease generally provides that the related Tenant must pay all real property taxes and assessments levied or assessed against the related Credit Lease Property, all charges for utility services and other operating expenses incurred in connection with the operation of the related Credit Lease Property. Generally, each Credit Lease Loan provides that if the Tenant defaults beyond applicable notice and grace periods in the performance of any covenant or agreement of that Credit Lease (a “Credit Lease Default”) and the related borrower defaults in its performance under that Credit Lease Loan, the mortgagee may exercise rights under the related Credit Lease Assignment to require the related mortgagor either (1) to terminate that Credit Lease or (2) not to terminate that Credit Lease and exercise any of its rights. A default under a Credit Lease will constitute a default under the related Credit Lease Loan.

While each Credit Lease requires the Tenant to fulfill its payment and maintenance obligations during the term of the Credit Lease, in some cases the Tenant has not covenanted to operate the related Credit Lease Property for the term of the Credit Lease, and the Tenant may at any time cease actual operations at the Credit Lease Property, but it remains obligated to continue to meet all of its obligations under the Credit Lease.

With respect to [__] Credit Lease Loans which are not secured by the assignment of a “bondable lease” (the “Lease Enhancement Policy Loans”), the lender is the beneficiary of a non-cancellable insurance policy (a “Lease Enhancement Policy”) obtained to cover certain lease termination and rent abatement events arising out of a casualty or condemnation (or, with respect to [__] Mortgage Loan (the “[__________]”), representing approximately [__]% of the Initial Pool Balance, condemnation only) of the related Credit Lease Property. A “bondable lease” generally means that the related Tenant has no rights under the terms of the related Credit Lease to terminate the Credit Lease or abate rent due under the Credit Lease, including by reason of the occurrence of certain casualty and condemnation events or the failure of the related mortgagor, as lessor, to perform required maintenance, repairs or replacement, except that the Tenant may have the right to terminate the Credit Lease upon the happening of that kind of casualty or condemnation if the Tenant makes a termination payment which is not less than the then-outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The following table sets forth certain information with respect to each Lease Enhancement Policy for the Lease Enhancement Policy Loans.

Mortgage Loan	Lease Enhancement Policy Issuer	Financial Strength Rating

The Lease Enhancement Policies issued by the related insurer for the related Credit Lease are subject to certain limited exclusions and do not insure interest on the Lease Enhancement Policy Loans for a period of greater than [__] days past the date of the occurrence of a casualty or condemnation event. The Lease Enhancement Policies permit payment of a lump sum payment of all outstanding principal plus, subject to the limitation above, accrued interest in the event of a permitted termination by the related Tenant of its Credit Lease as a result of a casualty or condemnation. If the related Credit Lease permits the related Tenant to abate all or a portion of the rent in the event of a casualty or condemnation, that payment will be in an amount equal to the portion of any Monthly Rental Payments not made by the Tenant for the period from the date the abatement commences until the earlier of the date the abatement ceases or the expiration date of the initial term of the Credit Lease; provided that in the event those payments would exceed the limits of liability under the policy, then the issuer of the related Lease Enhancement Policy, may, at its option, pay the present value of the stream of partial abatement payments in a lump sum. The insurers are also not required to pay amounts due under the related Lease Enhancement Policy Loan other than amounts equal to principal and, subject to the limitation above, accrued interest, and consequently, are not required to pay any amounts equal to prepayment premiums or yield maintenance charges due under the Lease Enhancement Policy or any amounts the related mortgagor is obligated to pay under the Lease Enhancement Policy to reimburse the master servicer or the indenture trustee for outstanding Servicing Advances.

At the end of the term of the Credit Lease, the Tenant is generally obligated to surrender the Credit Lease Property in good order and in its original condition received by the Tenant, except for ordinary wear and tear and repairs required to be performed by the related borrower.

The mortgage loan seller’s underwriting guidelines with respect to the Credit Lease Loans are described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—3650 REIT’s Underwriting Guidelines and Processes”.

Affiliated Leases

Certain of the Mortgaged Properties are leased in whole or in part by borrowers or borrower affiliates. Set forth below are examples of Mortgaged Properties or portfolios of Mortgaged Properties at which at least [___]% of (i) the gross income at the Mortgaged Property or portfolio of Mortgaged Properties relates to leases between the borrower and an affiliate of the borrower or (ii) the net rentable area at the Mortgaged Property or portfolio of Mortgaged Properties is leased to an affiliate of the borrower:

•	[ADD DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO AFFILIATED LEASES.]
•	[OTHER MORTGAGED PROPERTIES MAY HAVE TENANTS THAT ARE AFFILIATED WITH THE RELATED BORROWER BUT THOSE TENANTS DO NOT REPRESENT MORE THAN [___]% OF THE GROSS INCOME OR NET RENTABLE AREA OF THE RELATED MORTGAGED PROPERTY.]

Insurance Considerations

The Mortgage Loans generally require that each Mortgaged Property be insured by a hazard insurance policy in an amount (subject to an approved deductible) at least equal to the lesser of the outstanding principal balance of the related Mortgage Loan and 100% of the replacement cost of the improvements located on the related Mortgaged Property, and if applicable, that the related hazard insurance policy contain appropriate endorsements or have been issued in an amount sufficient to avoid the application of co-insurance and not permit reduction in insurance proceeds for depreciation; provided that, in the case of certain of the Mortgage Loans, the hazard insurance may be in such other amounts as was required by the related originators.

In general, the standard form of hazard insurance policy covers physical damage to, or destruction of, the improvements on the Mortgaged Property by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion, subject to the conditions and exclusions set forth in each policy. Each Mortgage Loan generally also requires the related borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage occurring on, in or about the related Mortgaged Property in an amount generally equal to at least $[1,000,000]. Each Mortgage Loan generally further requires the related borrower to maintain business interruption insurance in an amount not less than approximately 100% of the gross rental income from the related Mortgaged Property for not less than [12] months. In general, the Mortgage Loans (including those secured by Mortgaged Properties located in California) do not require earthquake insurance. [_____] of the Mortgaged Properties, securing [______]% of the Initial Pool Balance, are located in areas that are considered a high earthquake risk. These areas include all or parts of the states of [___________].

In the case of [__] Mortgaged Properties which secure in whole or in part [__] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance by allocated loan amount, the related borrowers maintain insurance under blanket policies.

Certain of the Mortgaged Properties may be insured by, or subject to self-insurance on the part of, a sole or significant tenant or the property manager as described below:

•	With respect to the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [__________], [__________] and [__________] representing approximately [___]% of the Initial Pool Balance, the related borrower may rely on the single tenant’s insurance or self-insurance, so long as the single tenant’s lease is in effect and no default has occurred under the lease and the tenant’s insurance meets the requirements under the related loan documents. If the single tenant fails to provide acceptable insurance coverage, the borrower must obtain or provide supplemental coverage to meet the requirements under the loan documents.
•	[List any other issues related to insurance maintained at any of the Mortgaged Properties.]

Further, with respect to Mortgaged Properties that are part of condominium regimes, the insurance may be maintained by the condominium association rather than the related borrower. Many Mortgage Loans contain limitations on the obligation to obtain terrorism insurance. See “Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with Blanket Insurance Policies or Self-Insurance”.

Use Restrictions

Certain of the Mortgaged Properties are subject to restrictions that restrict the use of such Mortgaged Properties to its current use, place other use restrictions on such Mortgaged Property or limit the related borrower’s ability to make changes to such Mortgaged Property.

•	[DESCRIBE ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO RESTRICTIONS ON CURRENT USE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Zoning Non-Compliance and Use Restrictions”.

Appraised Value

In certain cases, appraisals may reflect both [“as-stabilized”][“as renovated”][“as complete”][“as-hypothetical”] and “as-is” values. However, the Appraised Value reflected in this prospectus with respect to each Mortgaged Property reflects only the “as-is” value. The [“as-stabilized”][“as renovated”][“as complete”][“as-hypothetical”] value may be based on certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies [INSERT DISCLOSURE REGARDING MATERIAL UNDERWRITING ASSUMPTIONS]. The table below shows the LTV and appraised value using [“as-stabilized”][“as renovated”][“as complete”][“as-hypothetical”] values, as well as the corresponding LTV and appraised value using “as-is” values.

Mortgage Loan Name	% of Initial Pool Balance	Maturity Date LTV Ratio ([“As-Stabilized”] [“As-Hypothetical”])	[[“As-Stabilized”] [“As-Hypothetical”] Appraised Value]	Maturity Date LTV Ratio (“As-Is”)	“As-Is” Appraised Value
[__]	[__]%	[__]%	$[__]	[__]%	$[__]

See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property”.

[The appraisal obtained with respect to [each] Mortgage Loan contained a statement or was accompanied by a letter from the related appraiser to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as in effect on the date the related appraisal was completed.]

Non-Recourse Carveout Limitations

While the Mortgage Loans generally contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters, certain of the Mortgage Loans may not contain such carveouts or contain limitations to such carveouts. In general, the liquidity and net worth of a non-recourse guarantor under a Mortgage Loan will be less, and may be materially less, than the outstanding principal amount of that Mortgage Loan. In addition, certain Mortgage Loans have additional limitations to the non-recourse carveouts. See Annex D-2 for additional information.

•	With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as [________], representing approximately [___]% of the Initial Pool Balance, the related loan documents provide that the Mortgage Loan is not fully recourse to a separate non-recourse carveout guarantor for voluntary transfers of either the Mortgaged Property or equity interests in mortgagor made in violation of the Mortgage Loan documents. In addition, the non-recourse carveout guarantor is not liable for recourse obligations for losses and damages sustained by reason of (i) breaches of the environmental covenants in the Mortgage Loan documents; or (ii) commission of intentional material physical waste at the Mortgaged Property. The liability of the non-recourse carveout guarantor is capped at $[_____].
•	[The non-recourse carveout provisions contained in certain of the Mortgage Loan documents may also limit the liability of the non-recourse carveout guarantor for certain monetary obligations or covenants related to the use and operation of the Mortgaged Property to the extent that there is sufficient cash flow generated by the Mortgaged Property and made available to the related borrower and/or non-recourse carveout guarantor to take or prevent such required action.]
•	[LIST ANY OTHER ISSUES RELATING TO NON-RECOURSE CARVE-OUT LIMITATIONS]

In addition, there may be impediments and/or difficulties in enforcing some or all of the non-recourse carveout liability obligations of individual guarantors depending on the domicile or citizenship of the guarantor.

See “Risk Factors—Risks Relating to the Mortgage Loans—Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed”.

Real Estate and Other Tax Considerations

Below are descriptions of real estate tax matters relating to certain Mortgaged Properties. Certain risks relating to real estate taxes regarding the Mortgaged Properties or the borrowers are described in

•	[ADD DISCLOSURES RELATING TO ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO ANY TAX INCENTIVE OR ABATEMENT PROGRAM.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Increases in Real Estate Taxes May Reduce Available Funds”.

Delinquency Information

[DELINQUENT ASSETS WILL NOT CONSTITUTE 20% OR MORE OF THE ASSET POOL ON THE DATE OF ANY ISSUANCE OF CERTIFICATES UNDER THIS FORM OF PROSPECTUS]

As of the Cut-off Date, [none] of the Mortgage Loans will be 30 days or more delinquent and none of the Mortgage Loans have been 30 days or more delinquent since origination. A Mortgage Loan will be treated as 30 days delinquent if the scheduled payment for a due date is not received from the related borrower by the immediately following due date. The following table contains delinquency information regarding the Mortgage Loans:

Delinquency Period (Days)	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of the Mortgage Loans	Percentage of Total
0-30
31-60
61-90
91-120

Certain Terms of the Mortgage Loans

Amortization of Principal

The Mortgage Loans provide for one or more of the following:

[____] Mortgage Loans (excluding interest-only and partial interest-only Mortgage Loans), representing approximately [____]% of the Initial Pool Balance, provide for payments of interest and principal and then have an expected Balloon Balance at the maturity date.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are interest-only for the entire term of the Mortgage Loans.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, provide for payments of interest-only for the first [____] to [____] months following the cut-off date and thereafter provide for regularly scheduled payments of interest and principal based on an amortization period longer than the remaining term of the related Mortgage Loan and therefore have an expected Balloon Balance at the related maturity date.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance are fully amortizing.

Due Dates; Mortgage Rates; Calculations of Interest

Subject in some cases to a next business day convention, all of the Mortgage Loans have due dates upon which scheduled payments of principal, interest or both are required to be made by the related borrower under the related Mortgage Note (each such date, a “Due Date”) that occur as described in the following table:

Overview of Due Dates

Due Date	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance

Total:

The Mortgage Loans have grace periods as set forth in the following table:

Overview of Grace Periods

Grace Period (Days)	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance

Total:

As used in this prospectus, “grace period” is the number of days before a payment default is an event of default under the terms of each Mortgage Loan. See Annex A-1 for information on the number of days before late payment charges are due under the Mortgage Loans. The information on Annex A-1 regarding the number of days before a late payment charge is due is based on the express terms of the Mortgage Loans. Some jurisdictions may impose a statutorily longer period.

All of the Mortgage Loans are secured by first liens on fee simple and/or leasehold interests in the related Mortgaged Properties, subject to the permitted exceptions reflected in the related title insurance policy. All of the Mortgage Loans bear [fixed] [and/or floating rate] interest rates.

[______] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of the actual number of days in a month, assuming a 360-day year (“Actual/360 Basis”). [___] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of a 360-day year consisting of 12, 30-day months (“30/360 Basis”).

[IF ANY MORTGAGE LOANS BEAR INTEREST AT A FLOATING RATE, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST (SUCH AS SOFR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, AND/OR TREASURY BILL RATE) AND THE MECHANICS OF ANY TRANSITION TO AN ALTERNATE RATE, IF APPLICABLE]

ARD Loan

[_______] Mortgage Loan securing the portfolio of Mortgaged Properties identified as [_________] on Annex A-1 (the “ARD Loan”), representing approximately [___]% of the Initial Pool Balance, provides that, after a certain date (the “Anticipated Repayment Date”), if the related borrower has not prepaid the ARD Loan in full, any principal outstanding on that date will accrue interest at an increased interest rate (the “Revised Rate”) rather than the stated Mortgage Rate (the “Initial Rate”). See Annex A-1 for the Anticipated Repayment Date and the Revised Rate for the ARD Loan.

After its Anticipated Repayment Date, the ARD Loan further requires that all cash flow available from the related Mortgaged Properties after payment of the monthly debt service payments required under the terms of the related Mortgage Loan documents and all escrows and property expenses required under the related Mortgage Loan documents be used to accelerate amortization of principal (without payment of any yield maintenance premium or prepayment charge) on the ARD Loan. While interest at the Initial

Rate continues to accrue and be payable on a current basis on the ARD Loan after its Anticipated Repayment Date, the payment of Excess Interest, to the extent actually collected, will be deferred and will be required to be paid, only after the outstanding principal balance of the ARD Loan has been paid in full, at which time the Excess Interest will be paid to the holders of the Class [ARD] notes. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks of Anticipated Repayment Date Loans”.

“Excess Interest” with respect to the ARD Loan is the interest accrued at the Revised Rate in respect of such ARD Loan in excess of the interest accrued at the Initial Rate, plus any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.

Single Purpose Entity Covenants

[ADD DISCLOSURE REGARDING MORTGAGE LOANS WITH PRINCIPAL BALANCES GREATER THAN $[_________], FOR WHICH THERE IS NO INDEPENDENT DIRECTOR, MANAGER OR TRUSTEE IN PLACE WITH RESPECT TO THE RELATED BORROWER.]

[ADD DISCLOSURE REGARDING THE TERMS OF THE BORROWERS’ ORGANIZATIONAL DOCUMENTS OR THE TERMS OF THE MORTGAGE LOANS THAT DO NOT LIMIT THE BORROWERS’ ACTIVITIES TO THE OWNERSHIP OF ONLY THE RELATED MORTGAGED PROPERTIES AND RELATED ACTIVITIES, OR DO NOT LIMIT THE BORROWERS’ ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, OTHER THAN CERTAIN TRADE DEBT, EQUIPMENT FINANCING AND OTHER UNSECURED DEBT RELATING TO PROPERTY OPERATIONS, AND OTHER THAN SUBORDINATED OR UNSECURED DEBT PERMITTED UNDER THE MORTGAGE LOAN DOCUMENTS.] See “—Additional Indebtedness” below. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

Prepayment Protections and Certain Involuntary Prepayments

[All] of the Mortgage Loans have a degree of voluntary prepayment protection in the form of defeasance or prepayment lockout provisions and/or yield maintenance provisions. Voluntary prepayments, if permitted, generally require the payment of a yield maintenance charge or a prepayment premium unless the Mortgage Loan (or Whole Loan, if applicable) is prepaid within a specified period (ranging from approximately [_] to [__] payments) up to and including the stated maturity date. See Annex A-1 and Annex A-2 for more information on the prepayment protections attributable to the Mortgage Loans on a loan-by-loan basis and a pool basis.

[INSERT DISCLOSURES REGARDING MANDATORY PREPAYMENT PROVISIONS OTHER THAN CUSTOMARY CASUALTY OR CONDEMNATION PROVISIONS.]

Additionally, certain Mortgage Loans may provide that in the event of the exercise of a purchase option by a tenant or the sale of real property or the release of a portion of the Mortgaged Property, that the related Mortgage Loans may be prepaid in part prior to the expiration of a prepayment/defeasance lockout provision. See “—Partial Releases” below.

Generally, no yield maintenance charge will be required for prepayments in connection with a casualty or condemnation, unless, in the case of most of the Mortgage Loans, an event of default has occurred and is continuing. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions” in the prospectus. In addition, certain of the Mortgage Loans permit the related borrower, after a total or partial casualty or partial condemnation, to prepay the remaining principal balance of the Mortgage Loan (after application of the related insurance proceeds or condemnation award to pay the principal balance of the Mortgage Loan), which may not be accompanied by any prepayment consideration.

Certain of the Mortgage Loans are secured in part by letters of credit and/or cash reserves that in each such case:

•	will be released to the related borrower upon satisfaction by the related borrower of certain performance related conditions, which may include, in some cases, meeting debt service coverage ratio levels and/or satisfying leasing conditions; and
•	if not so released, may, at the discretion of the lender, prior to loan maturity (or earlier loan default or loan acceleration), be drawn on and/or applied to prepay the subject Mortgage Loan if such performance related conditions are not satisfied within specified time periods.

See Annex A-1 and A-3 for more information on reserves relating to the fifteen (15) largest Mortgage Loans.

Voluntary Prepayments.

[_____] of the Mortgage Loans, representing approximately [___] % of the Initial Pool Balance, permit the related borrower, after a lockout period of [__] to [__] payments following the origination date, to prepay the Mortgage Loan with the payment of the greater of a yield maintenance charge and a prepayment premium of [__]% of the prepaid amount if such prepayment occurs prior to the related open prepayment period.

[INSERT DISCLOSURES REGARDING VOLUNTARY PREPAYMENTS PROVISIONS, IF APPROPRIATE]

The Mortgage Loans generally permit voluntary prepayment without payment of a yield maintenance charge or any prepayment premium during a limited “open period” immediately prior to and including the stated maturity date, as follows:

Prepayment Open Periods

Open Periods (Payments)	Number of Mortgage Loans	% of Initial Pool Balance

Total		100.0%

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions”.

“Due-On-Sale” and “Due-On-Encumbrance” Provisions

The Mortgage Loans generally contain “due-on-sale” and “due-on-encumbrance” clauses, which in each case permits the holder of the Mortgage Loan to accelerate the maturity of the related Mortgage Loan if the related borrower sells or otherwise transfers or encumbers (subject to certain exceptions set forth in the Mortgage Loan documents) the related Mortgaged Property or a controlling interest in the borrower without the consent of the mortgagee (which, in some cases, may not be unreasonably withheld). Many of the Mortgage Loans place certain restrictions (subject to certain exceptions set forth in the Mortgage Loan documents) on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations. The terms of the mortgages generally permit, subject to certain limitations, affiliate, estate planning and family transfers, transfers at death, transfers of interest in a public company, the transfer or pledge of less than a controlling portion of the partnership, members’ or other equity interests in a borrower, the transfer or pledge of passive equity interests in a borrower (such as limited partnership interests and non-managing member interests in a limited liability company) and transfers to persons satisfying qualification criteria set forth in the related loan documents. Certain of the Mortgage Loans do not restrict the pledging of direct or indirect ownership interests in the related borrower, but do restrict the transfer of ownership interests in the related borrower by imposing a specific percentage, a control limitation or requiring the consent of the mortgagee to any such transfer. Generally, the Mortgage Loans do not prohibit transfers of non-controlling interests so long as no change of control results or, with respect to Mortgage Loans to tenant-in-common borrowers, transfers to new tenant-in-common borrowers. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

Additionally, certain of the Mortgage Loans provide that transfers of the Mortgaged Property are permitted if certain conditions are satisfied, which may include one or more of the following:

•	no event of default has occurred;
•	the proposed transferee is creditworthy and has sufficient experience in the ownership and management of properties similar to the Mortgaged Property;
•	a Rating Agency Confirmation has been obtained from each of the Rating Agencies;
•	the transferee has executed and delivered an assumption agreement evidencing its agreement to abide by the terms of the Mortgage Loan together with legal opinions and title insurance endorsements; and
•	the assumption fee has been received (which assumption fee will be paid as described under “Indenture and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, but will in no event be paid to the noteholders); however, certain of the Mortgage Loans allow the borrower to sell or otherwise transfer the related Mortgaged Property a limited number of times without paying an assumption fee.

Transfers resulting from the foreclosure of a pledge of the collateral for a mezzanine loan (if any) will also result in a permitted transfer. See “—Additional Indebtedness” below.

Defeasance; Collateral Substitution

The terms of [___] of the Mortgage Loans (the “Defeasance Loans”), representing approximately [__]% of the Initial Pool Balance, permit the applicable borrower at any time (provided no event of default exists) after a specified period (the “Defeasance Lock-Out Period”) to obtain a release of a Mortgaged Property from the lien of the related Mortgage (a “Defeasance Option”) in connection with a defeasance. With respect to all of the Defeasance Loans, the Defeasance Lock-Out Period ends at least two years after the Closing Date.

Exercise of a Defeasance Option is also generally conditioned on, among other things, (a) the borrower providing the mortgagee with at least 30 days prior written notice of the date on which such defeasance will occur (such date, the “Release Date”), and (b) the borrower (A) paying on any Release Date (i) all accrued and unpaid interest on the principal balance of the Mortgage Loan (or, the related Whole Loan) up to and including the Release Date, (ii) all other sums (excluding scheduled interest or principal payments due following the Release Date), due under the Mortgage Loan (or Whole Loan, if applicable) and under all other loan documents executed in connection with the Defeasance Option, (iii) an amount (the “Defeasance Deposit”) that will be sufficient to (x) purchase non-callable obligations of, or backed by the full faith and credit of, the United States of America or, in certain cases, other “government securities” (within the meaning of Section 2(a)(16) of the Investment Company Act of 1940), that provide payments (1) on or prior to, but as close as possible to, all successive scheduled due dates occurring during the period from the Release Date to the related maturity date (or to the first day of the open period for such Mortgage Loan) (or Whole Loan, if applicable) and (2) in amounts equal to the scheduled payments due on such due dates under the Mortgage Loan (or Whole Loan, if applicable), or under the defeased portion of the Mortgage Loan (or Whole Loan, if applicable) in the case of a partial defeasance, including in the case of a Mortgage Loan with a balloon payment due at maturity or anticipated repayment date, the balloon payment, and (y) pay any costs and expenses incurred in connection with the purchase of such government securities, and (B) delivering a security agreement granting the issuing entity a first priority lien on the Defeasance Deposit and, in certain cases, the government securities purchased with the Defeasance Deposit and an opinion of counsel to such effect.

For additional information on Mortgage Loans that permit partial defeasance, see “—Partial Releases” below.

In general, if consistent with the related loan documents, a successor borrower established, designated or approved by the master servicer will assume the obligations of the related borrower exercising a Defeasance Option and the borrower will be relieved of its obligations under the Mortgage Loan. If a Mortgage Loan (or Whole Loan, if applicable) is partially defeased, if consistent with the related loan documents, generally the related promissory note will be split and only the defeased portion of the borrower’s obligations will be transferred to the successor borrower.

[Partial Releases]

The Mortgage Loans described below permit the release of one or more of the Mortgaged Properties or a portion of a single Mortgaged Property in connection with a partial defeasance, a partial prepayment or a partial substitution, subject to the satisfaction of certain specified conditions. Additionally, certain Mortgage Loans permit the addition of real property to the Mortgage Loan collateral.

[ADD DISCLOSURES WITH RESPECT TO A PARTIAL DEFEASANCE, A PARTIAL PREPAYMENT, A PARTIAL SUBSTITUTION OR ADDITIONAL COLLATERAL, IF APPROPRIATE.]

Furthermore, some of the Mortgage Loans permit the release or substitution of specified parcels of real estate or improvements that secure the Mortgage Loans but were not assigned any material value or considered a source of any material cash flow for purposes of determining the related Appraised Value or Underwritten Net Cash Flow or considered material to the use or operation of the property. Such real estate may be permitted to be released without payment of a release price and consequent reduction of the principal balance of the subject Mortgage Loan or substitution of additional collateral if zoning and other conditions are satisfied.

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions”.]

Escrows

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover property taxes on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover insurance premiums on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover ongoing replacements and capital repairs.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover planned capital expenditures or franchise-mandated property improvement plans.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, are secured by office, retail, industrial and mixed use properties, provide for upfront or monthly escrows (or credit) for the full term or a portion of the term of the related Mortgage Loan to cover anticipated re-leasing costs, including tenant improvements and leasing commissions or other lease termination or occupancy issues. Such escrows are typically considered for office, retail, industrial and mixed use properties only.

Certain of the Mortgage Loans described above permit the related borrower to post a letter of credit in lieu of maintaining cash reserves. In addition, in certain cases, the related borrower may not be required to maintain the escrows described above until the occurrence of a specified trigger.

Many of the Mortgage Loans provide for other escrows and reserves, including, in certain cases, reserves for debt service, operating expenses, vacancies at the related Mortgaged Property and other shortfalls or reserves to be released under circumstances described in the related Mortgage Loan documents.

Mortgaged Property Accounts

Lockbox Accounts.

The Mortgage Loans documents prescribe the manner in which the related borrowers are permitted to collect rents from tenants at each Mortgaged Property. The following table sets forth the account mechanics prescribed for the Mortgage Loans:

Lockbox Account Types

Lockbox Type	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
Hard Lockbox
Springing Lockbox
Soft Lockbox
None
Total:

Except as set forth in the table above and where noted below, the borrower is entitled to receive a disbursement of all cash remaining in the lockbox account after required payment for debt service, agent fees, required reserves, and operating expenses, the agreements governing the lockbox accounts provide that the borrower has no withdrawal or transfer rights with respect to the related lockbox account. The lockbox accounts will not be assets of the issuing entity.

[Shari’ah Compliant Loan]

The Mortgage Loan identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance, was structured as a Shari’ah compliant loan. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Shari’ah Compliant Loans”.

The purpose of Shari’ah compliant lending structures is to provide financing to those that follow the Islamic faith and want to comply with Shari’ah laws. Although there are many requirements under Shari’ah laws that affect lending, the rule most affecting the standard loan structure is that Shari’ah laws prohibit transactions involving the payment of interest. This is based on the Shari’ah principle that it is unacceptable, in and of itself, for money to increase in value merely by being lent to another person. To accommodate the prohibition on interest, the structure is generally set up so that, although the Shari’ah compliant party is paying the amount that the lender would expect to receive as principal and interest payments, the payments themselves are characterized as rent. This is accomplished through the use of a non-compliant party that receives a traditional loan, and leases the property to the Shari’ah compliant party using a master lease (with the Shari’ah compliant party having an option to purchase at the end of the term of the Mortgage Loan).

[DESCRIBE APPLICABLE PROVISIONS]]

Exceptions to Underwriting Guidelines

As described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Exceptions to 3650 REIT’s Disclosed Underwriting Guidelines”, [__] Mortgage Loan, representing approximately [__]% of the Initial Pool Balance, was originated by a [___________] with exceptions to the underwriting guidelines with respect to [__________]. [DISCLOSURE TO BE INCLUDED TO DESCRIBE HOW THE APPLICABLE LOANS, IF ANY, DEVIATE FROM THE DISCLOSED UNDERWRITING CRITERIA, INCLUDING THE NUMBER AND PERCENTAGE OF LOANS WITH SUCH EXCEPTIONS. DISCLOSURE TO BE INCLUDED TO DESCRIBE WHICH ENTITY OR ENTITIES DETERMINED THAT THOSE LOANS SHOULD BE INCLUDED IN THE POOL, DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, AND WHAT FACTORS WERE USED TO MAKE THE DETERMINATION, SUCH AS COMPENSATING FACTORS OR A DETERMINATION THAT THE EXCEPTION WAS NOT MATERIAL. IF COMPENSATING OR OTHER FACTORS WERE USED, DATA ON THE AMOUNT OF LOANS IN THE POOL THAT ARE REPRESENTED AS MEETING EACH SUCH FACTOR AND THE AMOUNT OF LOANS THAT DO NOT MEET THOSE FACTORS WILL BE PROVIDED. IF MULTIPLE ENTITIES ARE INVOLVED IN THE DECISION TO INCLUDE ASSETS DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, THIS WILL BE DESCRIBED AND THE IDENTITY OF EACH PARTICIPATING ENTITY WILL BE DISCLOSED.]

Additional Indebtedness

General

The Mortgage Loans generally prohibit borrowers from incurring any additional debt secured by their Mortgaged Property without the consent of the lender. However:

•	substantially all of the Mortgage Loans permit the related borrower to incur limited indebtedness in the ordinary course of business that is not secured by the related Mortgaged Property;
•	the borrowers under certain of the Mortgage Loans have incurred and/or may incur in the future unsecured debt other than in the ordinary course of business;
•	any borrower that is not required pursuant to the terms of the applicable Mortgage Loan documents to meet single purpose entity criteria may not be restricted from incurring unsecured debt or mezzanine debt;
•	the terms of certain Mortgage Loans permit the borrowers to post letters of credit and/or surety bonds for the benefit of the mortgagee under the Mortgage Loans, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee;
•	although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of the limited partnership or non-managing membership equity interests in a borrower or less than a controlling interest of any other equity interests in a borrower; and
•	certain of the Mortgage Loans do not restrict the pledging of ownership interests in the borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests.

Whole Loans

Certain Mortgage Loans are subject to the rights of a related Companion Loan holder, as further described in “—The Whole Loans” below.

Mezzanine Indebtedness

Although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of less than a controlling portion of the limited partnership or non-managing membership equity interests in a borrower. Certain Mortgage Loans described below permit the incurrence of mezzanine debt subject to satisfaction of certain conditions including a certain maximum combined loan-to-value ratio and/or a minimum combined debt service coverage ratio, and in some cases mezzanine debt is already in place. Also, certain of the Mortgage Loans do not restrict the pledging of ownership interests in the related borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests. In addition, in general, a borrower (or its direct or indirect owners) that does not meet single-purpose entity criteria may not be restricted in any way from incurring mezzanine debt.

As of the Cut-off Date, each sponsor has informed us that it is aware of the following existing mezzanine indebtedness with respect to the Mortgage Loans it is selling to the depositor:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Percentage of Initial Pool Balance	Mezzanine Debt Cut-off Date Balance	Companion Loan Cut-off Date Balance	Cut-off Date Total Debt Balance	Cut-off Date Wtd. Avg. Total Debt Interest Rate(1)	Cut-off Date Mortgage Loan LTV Ratio(2)	Cut-off Date Total Debt LTV Ratio(1)	Cut-off Date Mortgage Loan Underwritten NCF DSCR(2)	Cut-off Date Total Debt Underwritten NCF DSCR(1)
[___]	$[___]	[___]%	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x
[___]	$[___]	[___]%	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x

(1)	[Calculated including the mezzanine debt and [any related Companion Loan (including any related Subordinate Companion Loan)]
(2)	[Calculated including any related Pari Passu Companion Loan (but without regard to any Subordinate Companion Loan)]

[INSERT OTHER APPROPRIATE FOOTNOTES]

[In each case, the mezzanine indebtedness is coterminous with the related Mortgage Loan.]

Each of the mezzanine loans related to the Mortgage Loans identified in the table above secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, is subject to an intercreditor agreement between the holder of the related mezzanine loan and the related lender under the related Mortgage Loan that, in each case, sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan. Each intercreditor agreement provides, among other things, generally that (a) all payments due under the related mezzanine loan are subordinate after an event of default under the related Mortgage Loan to any and all payments required to be made under the related Mortgage Loan (except for any payments from funds other than the mortgaged property or proceeds of any enforcement upon the mezzanine loan collateral and any mezzanine loan guarantees), (b) so long as there is no event of default under the related Mortgage Loan, the related mezzanine lender may accept payments on and prepayments of the related mezzanine loan; provided, however, that prepayment of the mezzanine loan is not permitted prior to the prepayment in full of the related Mortgage Loan, (c) the related mezzanine lender will have certain rights to receive notice of and cure defaults under the related Mortgage Loan prior to any acceleration or enforcement of the related Mortgage Loan, (d) the related mezzanine lender may amend or modify the related mezzanine loan in certain respects without the consent of the related mortgage lender, and the mortgage lender must obtain the mezzanine lender’s consent to amend or modify the Mortgage Loan in certain respects, (e) upon the occurrence of an event of default under the related mezzanine loan documents, the related mezzanine lender may foreclose upon the membership interests in the related Mortgage Loan borrower, which could result in a change of control with respect to the related Mortgage

Loan borrower and a change in the management of the related Mortgaged Properties, (f) if the related Mortgage Loan is accelerated or, in some cases, becomes specially serviced or if a monetary or material non-monetary default occurs and continues for a specified period of time under the related Mortgage Loan or if the Mortgage Loan borrower becomes a debtor in a bankruptcy or if the related Mortgage Loan lender exercises any enforcement action under the related Mortgage Loan documents with respect to the related Mortgage Loan borrower or the related Mortgaged Properties, the related mezzanine lender has the right to purchase the related Mortgage Loan, in whole but not in part, for a price generally equal to the outstanding principal balance of the related Mortgage Loan, together with all accrued interest and other amounts due thereon, plus any advances made by the related Mortgage Loan lender or its servicer and any interest thereon plus, subject to certain limitations, any Liquidation Fees and Special Servicing Fees payable under the indenture and servicing agreement, but generally excluding any late charges, default interest, exit fees, special maintenance charges payable in connection with a prepayment or yield maintenance charges and prepayment premiums and (g) an event of default under the related Mortgage Loan will trigger an event of default under the mezzanine loan.

The Mortgage Loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations as described under “—Certain Terms of the Mortgage Loans—”Due-On-Sale” and “Due-On-Encumbrance” Provisions” below. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

With respect to the Mortgage Loans listed in the following chart, the direct and indirect equity owners of the borrower are permitted to incur future mezzanine debt, subject to the satisfaction of conditions contained in the related loan documents, including, among other things, a combined maximum loan-to-value ratio, a combined minimum debt service coverage ratio and/or a combined minimum debt yield, as listed in the following chart and determined in accordance with the related loan documents:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Combined Maximum LTV Ratio	Combined Minimum DSCR	Combined Minimum Debt Yield	Intercreditor Agreement Required
[___][(1)]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
__________________
(1)	[DESCRIBE WHEN FUTURE MEZZANINE DEBT OR PREFERRED EQUITY IS PERMITTED AND OTHER APPLICABLE FOOTNOTES]

The specific rights of the related mezzanine lender with respect to any such future mezzanine loan will be specified in the related intercreditor agreement and may include rights substantially similar to the cure and repurchase rights described above. [Other than the Mortgage Loan identified as “[______]” on Annex A-1, representing approximately [___]% of the Initial Pool Balance,] the intercreditor required to be entered into in connection with any future mezzanine loan will be subject to receipt of a Rating Agency Confirmation. The direct and/or indirect owners of a borrower under a Mortgage Loan are also generally permitted to pledge their interest in such borrower as security for a mezzanine loan in circumstances where the ultimate transfer of such interest to the mezzanine lender would be a permitted transfer under the related Mortgage Loan documents.

Generally, upon a default under a mezzanine loan, subject to the terms of any applicable intercreditor or subordination agreement, the holder of the mezzanine loan would be entitled to foreclose upon the equity in the related borrower, which has been pledged to secure payment of such debt. Although this transfer of equity may not trigger the due on sale clause under the related Mortgage Loan, it could cause a change in control of the borrower and/or cause the obligor under the mezzanine loan to file for bankruptcy, which could negatively affect the operation of the related Mortgaged Property and the related borrower’s ability to make payments on the related Mortgage Loan in a timely manner.

[INSERT ANY LOAN SPECIFIC DISCLOSURES, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.

Preferred Equity

[ADD DISCLOSURE REGARDING MORTGAGE LOANS THAT HAVE OR PERMIT “PREFERRED EQUITY” STRUCTURES, WHERE A SPECIAL LIMITED PARTNER OR MEMBER RECEIVES A PREFERRED RETURN IN EXCHANGE FOR AN INFUSION OF CAPITAL]

Because preferred equity often provides for a higher rate of return to be paid to the holders of such preferred equity, preferred equity in some respects functions like mezzanine indebtedness, and reduces a principal’s economic stake in the related Mortgaged Property, reduces cash flow on the borrower’s Mortgaged Property after the payment of debt service and payments on the preferred equity and may increase the likelihood that the owner of a borrower will permit the value or income-producing potential of a Mortgaged Property to fall and may create a greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.

Other Secured Indebtedness

[ADD APPLICABLE DISCLOSURE RELATING TO ANY INDEBTEDNESS OF THE BORROWER OTHER THAN THE MORTGAGE LOAN OR A COMPANION LOAN THAT IS SECURED BY A MORTGAGE ON THE RELATED MORTGAGED PROPERTY OR ANY MORTGAGE LOAN THAT PERMITS SUCH INDEBTEDNESS IN THE FUTURE]

Other Unsecured Indebtedness

Certain Mortgage Loans permit the borrower to incur certain other subordinate indebtedness as described below:

•	[With respect to [___] Mortgage Loans, representing approximately [_____]% the Initial Pool Balance, each borrower has secured and/or unsecured debt payable to an affiliate of that borrower (“Affiliate Debt”) in addition to the debt under the Mortgage Loan. For each Mortgage Loan with Affiliate Debt, the Affiliate Debt creditor has entered into a subordination agreement with the lender acknowledging that the Affiliate Debt is non-foreclosable and non-defaultable and imposing limits on the borrower’s ability to incur any further subordinate debt. Payments on that Affiliate Debt are required to be made solely out of excess cash flow after monthly payments of principal and interest have been made and any reserves required by the terms of the related Mortgage Loans have been funded as required under the Mortgage Loan documents. Additionally [__] other Mortgage Loans which do not currently have Affiliate Debt, representing approximately [____]% of the Initial Pool Balance, permit the related borrower to incur Affiliate Debt under certain circumstances.
•	[DESCRIBE ANY OTHER UNSECURED INDEBTEDNESS OF THE BORROWER OR PERMITTED FUTURE UNSECURED INDEBTEDNESS]

Certain risks relating to additional debt are described in “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.

The Whole Loans

General

Each of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as “[LIST LOAN NAMES]” is part of the related Whole Loan consisting of the Mortgage Loan and the related Pari Passu Companion Loan(s). [___] Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as “[LIST LOAN NAME]” is part of the related Whole Loan consisting of that Mortgage Loan and the related Owned Subordinate Companion Loan (the “AB Whole Loan”). In connection with each Whole Loan, the rights between the indenture trustee on behalf of the issuing entity and the holder of the related Companion Loan (the “Companion Loan Holder”) are generally governed by an intercreditor agreement (each, an “Intercreditor Agreement”). With respect to each of the Whole Loans, the related Mortgage Loan and related Companion Loans are cross-collateralized and cross-defaulted. The Serviced Pari Passu Mortgage Loans and the Non-Serviced Mortgage Loans are collectively referred to as the “Pari Passu Mortgage Loans” in this prospectus.

The table below provides certain information with respect to each Mortgage Loan that has a corresponding Companion Loan:

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut-off Date Balance	Subordinate Companion Loan Cut-off Date Balance	Mortgage Loan LTV Ratio(2)	Whole Loan LTV Ratio(3)	Mortgage Loan Underwritten NCF DSCR(2)	Whole Loan Underwritten NCF DSCR(3)
[___]	$[___]	[___]%				[___]%		[___]x
[___]	$[___]	[___]%				[___]%		[___]x

(1)	[Indicate the Owned Subordinate Companion Loan that is included in the issuing entity.]
(2)	Calculated including the related Pari Passu Companion Loan(s) but excluding any related Owned Subordinate Companion Loan(s).
(3)	Calculated including the related Pari Passu Companion Loan(s) and any related Owned Subordinate Companion Loan(s).

The Serviced Pari Passu Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT]

General.

[___] Mortgage Loan, identified as “[NAME OF THE SERVICED PARI PASSU WHOLE LOAN]” (the “Serviced Pari Passu Mortgage Loan”) on Annex A-1, representing approximately [_____] % of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Property.

The Serviced Pari Passu Mortgage Loan is evidenced by a promissory note with a Cut-off Date Balance of $[_________]. The related Pari Passu Companion Loan (the “Serviced Pari Passu Companion Loan”) is evidenced by a promissory note with a Cut-off Date Balance of $[________] that is not included in the issuing entity. Only the Serviced Pari Passu Mortgage Loan is included in the issuing entity. The Serviced Pari Passu Mortgage Loan and the Serviced Pari Passu Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the “Serviced Pari Passu Whole Loan”. It is anticipated that the related Serviced Pari Passu Companion Loan will be included in a future securitization. However, we cannot assure you that this will ultimately occur. The rights of the issuing entity as the holder of the Serviced Pari Passu Mortgage Loan and the rights of the holder of the Serviced Pari Passu Companion Loan are subject to an Intercreditor Agreement (the “Pari

Passu Serviced Intercreditor Agreement”). The following summaries describe certain provisions of the Pari Passu Serviced Intercreditor Agreement.

Servicing.

The Serviced Pari Passu Whole Loan (including the Serviced Pari Passu Mortgage Loan) and any related REO Property will be serviced and administered by the master servicer and, if necessary, the special servicer, pursuant to the indenture and servicing agreement, in the manner described under “Indenture and Servicing Agreement”, but subject to the terms of the Pari Passu Serviced Intercreditor Agreement. In servicing the Serviced Pari Passu Whole Loan, the Servicing Standard set forth in the indenture and servicing agreement will require the master servicer and the special servicer to take into account the interests, as a collective whole, of both the Noteholders and the holders of the related Serviced Pari Passu Companion Loan. See “Indenture and Servicing Agreement”.

Amounts payable to the issuing entity as holder of the Serviced Pari Passu Mortgage Loan pursuant to the Pari Passu Serviced Intercreditor Agreement will be included in the Available Funds for the related Payment Date to the extent described in this prospectus, and amounts payable to the holder of the Serviced Pari Passu Companion Loan will be distributed to such holder net of certain fees and expenses on the Serviced Pari Passu Companion Loan as set forth in the Pari Passu Serviced Intercreditor Agreement and will not be available for payments on the Offered Notes.

Application of Payments.

The Pari Passu Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced Pari Passu Companion Loan with respect to payments of funds received in respect of the Serviced Pari Passu Whole Loan and provides, in general, that:

•	the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;
•	all payments, proceeds and other recoveries on or in respect of the Serviced Pari Passu Whole Loan or the related Mortgaged Property will be applied to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the note administrator, the depositor and the indenture trustee) in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the indenture and servicing agreement; and
•	costs, fees, expenses, losses and shortfalls relating to the Serviced Pari Passu Whole Loan will be allocated, on a pro rata and pari passu basis, to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the indenture and servicing agreement.

Notwithstanding the foregoing, if a P&I Advance is made with respect to the Serviced Pari Passu Mortgage Loan pursuant to the terms of the indenture and servicing agreement, then that P&I Advance, together with interest on that P&I Advance, may only be reimbursed out of future payments and collections on the Serviced Pari Passu Mortgage Loan or, as and to the extent described under “Indenture and Servicing Agreement—Advances” in this prospectus, on other Mortgage Loans, but not out of payments or other collections on the Serviced Pari Passu Companion Loan or any loans included in any future securitization related to the Serviced Pari Passu Companion Loan.

Certain costs and expenses (such as a pro rata share of any related Servicing Advances) allocable to the Serviced Pari Passu Companion Loan or the Serviced Pari Passu Mortgage Loan, as applicable, may be paid or reimbursed out of payments and other collections on the Mortgage Pool, subject to the issuing entity’s right (if any) to reimbursement from future payments and other collections on any related Serviced Pari Passu Companion Loan or from general collections of the securitization holding such Serviced Pari Passu Companion Loan. This may result in temporary (or, if not ultimately reimbursed, permanent) shortfalls to holders of the notes.

For more information regarding the allocation of collections and expenses in respect of the Serviced Pari Passu Whole Loan, see “Indenture and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Consultation and Control.

The controlling noteholder under the Pari Passu Serviced Intercreditor Agreement will be the issuing entity as holder of the applicable Mortgage Loan provided that, prior to the occurrence and continuance of a Control Termination Event, the Directing Holder will be entitled to exercise the rights of the controlling noteholder with respect to the Serviced Pari Passu Whole Loan (see “The Indenture and Servicing Agreement—Directing Holder” in this prospectus), and the implementation of any recommended actions outlined in an asset status report with respect to the Serviced Pari Passu Whole Loan will require the special servicer to consult with and/or obtain the approval of the Directing Holder as and to the extent described in this prospectus under “Indenture and Servicing Agreement—The Directing Holder”. Pursuant to the terms of the indenture and servicing agreement, the Directing Holder and the operating advisor will each have the same consent and/or consultation rights with respect to the Serviced Pari Passu Whole Loan as each does, and for so long as each does, with respect to the other Mortgage Loans included in the issuing entity. See “Indenture and Servicing Agreement—The Directing Holder” and “—The Operating Advisor”.

In addition, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative which, at any time the related Serviced Pari Passu Companion Loan is included in a securitization, may be the controlling class noteholder (or the equivalent entity) for that securitization or any other party assigned the rights to exercise the rights of the holder of the related Serviced Pari Passu Companion Loan, as and to the extent provided in the related indenture and servicing agreement) will (i) have the right to receive copies of all notices, information and reports that the master servicer or special servicer, as applicable, is required to provide to the Directing Holder (within the same time frame such notices, information and reports are or would have been required to be provided to the Directing Holder under the indenture and servicing agreement without regard to the occurrence of a Control Termination Event or Consultation Termination Event) with respect to any major decisions to be taken with respect to the Serviced Pari Passu Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Whole Loan and (ii) have the right to be consulted on a strictly non-binding basis to the extent the holder of the related Serviced Pari Passu Companion Loan (or its representative) requests consultation with respect to certain major decisions to be taken with respect to the Serviced Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Pari Passu Whole Loan. The consultation right of the holder of the related Serviced Pari Passu Companion Loan (or its representative) will expire 10 business days following the delivery of written notice and information relating to the matter subject to consultation whether or not the holder of the related Serviced Pari Passu Companion Loan (or its representative) has responded within such period; provided that if the master servicer or special servicer, as applicable, proposes a new course of action that is materially different from the actions previously proposed, the 10 business day consultation period will be deemed to begin anew from the date of delivery of such new proposal and delivery of all information related to such new proposal. Notwithstanding the consultation rights of the holder of the related Serviced Pari Passu Companion Loan (or its representative) described above, the master servicer or special servicer, as applicable, is permitted to make any material decision or take any action set forth in the asset status report before the expiration of the aforementioned 10 business day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan. Neither the master servicer nor the special servicer will be obligated at any time to follow or take any alternative actions recommended by the holder of the related Serviced Pari Passu Companion Loan (or its representative, including, if the related Serviced Pari Passu Companion Loan has been contributed to a securitization, the related directing holder (or similar entity)).

Neither the master servicer nor the special servicer may follow any advice or consultation provided by a holder of the Serviced Pari Passu Companion Loan (or its representative) that would require or cause the master servicer or the special servicer, as applicable, to violate any applicable law or applicable provisions of the Code, be inconsistent with the Servicing Standard, require or cause the master servicer or the special servicer, as applicable, to violate provisions of the Pari Passu Serviced Intercreditor Agreement, require or cause the master servicer or the special servicer, as applicable, to violate the terms of the Serviced Pari Passu Whole Loan, or materially expand the scope of any of the master servicer’s or the special servicer’s, as applicable, responsibilities under the Pari Passu Serviced Intercreditor Agreement or the indenture and servicing agreement.

In addition to the consultation rights of the holder of the Serviced Pari Passu Companion Loan (or its representative) described above, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will have the right to attend (in-person or telephonically in the discretion of the master servicer or special servicer, as applicable) annual meetings with the master servicer or special servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the master servicer or special servicer, as applicable, for the purpose of discussing servicing issues related to the Serviced Pari Passu Whole Loan.

Application of Penalty Charges.

The Pari Passu Serviced Intercreditor Agreement provides that penalty charges (as defined in such Pari Passu Serviced Intercreditor Agreement) paid on the Serviced Pari Passu Whole Loan shall first, be used to reduce, on a pro rata basis, the amounts payable on the related Mortgage Loan and the related Companion Loan by the amount necessary to reimburse the master servicer, the indenture trustee or the special servicer for any interest accrued on any Servicing Advances and reimbursement of any Servicing Advances in accordance with the terms of the indenture and servicing agreement, second, be used to reduce the respective amounts payable on the Serviced Pari Passu Mortgage Loan and the Serviced Pari Passu Companion Loan by the amount necessary to pay the master servicer and the indenture trustee, and the master servicer and the indenture trustee for the securitization of the Serviced Pari Passu Companion Loan for any interest accrued on any P&I Advance (or analogous P&I advance made pursuant to the indenture and servicing agreement governing the securitization of such Serviced Pari Passu Companion Loan) made with respect to any Serviced Pari Passu Mortgage Loan or the related Serviced Pari Passu Companion Loan by such party (if and as specified in the indenture and servicing agreement or the indenture and servicing agreement governing the securitization of such Serviced Pari Passu Companion Loan), third, be used to reduce, on a pro rata basis, the amounts payable on each of the related Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan by the amount necessary to pay additional administrative expenses (other than unpaid Special Servicing Fees, unpaid Workout Fees and Liquidation Fees) incurred with respect to the related Serviced Pari Passu Whole Loan (as specified in the indenture and servicing agreement) and, finally, (i) in the case of the remaining amount of penalty charges allocable to the related Serviced Pari Passu Mortgage Loan, be paid to the master servicer and/or the special servicer as additional servicing compensation as provided in the indenture and servicing agreement and (ii) in the case of the remaining amount of penalty charges allocable to the Serviced Pari Passu Companion Loan, be paid to the master servicer and/or the special servicer as additional servicing compensation as provided in the indenture and servicing agreement.

Sale of Defaulted Serviced Pari Passu Whole Loan.

Pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, if the Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan, and if the special servicer determines to sell the Serviced Pari Passu Mortgage Loan in accordance with the indenture and servicing agreement, then the special servicer will be required to sell the related Serviced Pari Passu Companion Loan together with the Serviced Pari Passu Mortgage Loan as one whole loan. In connection with any such sale, the special servicer will be required to follow the procedures set forth under “Indenture and Servicing Agreement—Realization Upon Mortgage Loans”.

[Notwithstanding the foregoing, the special servicer will not be permitted to sell a Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan if such Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan without the written consent of the holder of the Serviced Pari Passu Companion Loan (provided that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the borrower or an affiliate of the borrower) unless the special servicer has delivered to the holder of the Serviced Pari Passu Companion Loan: (a) at least 15 business days prior written notice of any decision to attempt to sell the related Whole Loan; (b) at least 10 days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the special servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Serviced Pari Passu Whole Loan and any documents in the servicing file reasonably requested by the holder of the Serviced Pari Passu Companion Loan that are material to the price of the Serviced Pari Passu Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Holder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the master servicer or the special servicer in connection with the proposed sale; provided that the holder of the Serviced Pari Passu Companion Loan may waive any of the delivery or timing requirements described in this sentence. Subject to the terms of the indenture and servicing agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of the related Whole Loan.]

See “Indenture and Servicing Agreement—Realization Upon Mortgage Loans”.

Special Servicer Appointment Rights.

Pursuant to the terms of the related Serviced Pari Passu Intercreditor Agreement and the indenture and servicing agreement, the issuing entity, as the controlling noteholder, will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer without the consent of the holder of the Serviced Pari Passu Companion Loan. The Directing Holder (so long as a Control Termination Event has not occurred and is not continuing), and the applicable noteholders with the requisite percentage of Voting Rights (if a Control Termination Event has occurred and is continuing) will exercise the rights of the issuing entity as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer, as described under “Indenture and Servicing Agreement—Termination of Servicer and Special Servicer for Cause—Rights Upon Servicer Termination Event”.

The Serviced AB Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE AB WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT. THE SUBORDINATE COMPANION LOAN INCLUDED IN THE AB WHOLE LOAN MAY BE OR MAY NOT BE INCLUDED IN THE ISSUING ENTITY. THE FOLLOWING DESCRIPTION ASSUMES THAT THE OWNED SUBORDINATE COMPANION LOAN WILL BE HELD BY THE ISSUING ENTITY.]

General.

[One (1)] Mortgage Loan, identified as “[NAME OF THE AB WHOLE LOAN]” (the “AB Mortgage Loan”) on Annex A-1, representing approximately [___]% of the Initial Pool Balance, is evidenced by the senior of two notes, each of which is secured by a single Mortgage and a single assignment of leases and rents. The subordinate interest for the AB Mortgage Loan, which is evidenced by the subordinate of the two notes, [will be][will not be] part of the issuing entity and is referred to in this prospectus as the “Owned Subordinate Companion Loan”. The AB Mortgage Loan, together with the Owned Subordinate

Companion Loan, is referred to in this prospectus as the “AB Whole Loan”, and together with the [[NAME OF THE SERVICED PARI PASSU WHOLE LOAN] Whole Loan, the “Serviced Whole Loans”. The Owned Subordinate Companion Loan and the Serviced Pari Passu Companion Loan are collectively referred to in this prospectus as the “Serviced Companion Loans”.

The AB Mortgage Loan is cross-defaulted with the Owned Subordinate Companion Loan. Both the AB Mortgage Loan and the Owned Subordinate Companion Loan will be held by the issuing entity, and the [Loan-Specific Class] notes will be backed solely by the Owned Subordinate Companion Loan. The rights of the holders of the AB Mortgage Loan and the Owned Subordinate Companion Loan are subject to an Intercreditor Agreement (the “AB Intercreditor Agreement”). The following summaries describe certain provisions of the AB Intercreditor Agreement. The [Loan-Specific Class] Directing Holder, acting on behalf of the holder of the [Loan-Specific Class] notes, will be entitled to exercise certain rights of the holder of the Owned Subordinate Companion Loan described below pursuant to the terms of the indenture and servicing agreement. See “Indenture and Servicing Agreement—The Directing Holder”.

Servicing.

The AB Whole Loan and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the indenture and servicing agreement, in the manner described under “Indenture and Servicing Agreement”, but subject to the terms of the AB Intercreditor Agreement. See “Indenture and Servicing Agreement”.

Application of Payments.

Pursuant to the related Intercreditor Agreement, prior to the occurrence and continuance of (i) an event of default with respect to payments due under the AB Mortgage Loan, (ii) an event of default which results in the AB Mortgage Loan becoming accelerated or becoming serviced by the special servicer pursuant to the terms of the indenture and servicing agreement, or (iii) any bankruptcy or insolvency event that constitutes an event of default under the related Mortgage Loan documents (each of clauses (i) – (iii), an “AB Material Event of Default”) (or, if such a default has occurred, but the directing holder for the [LOAN-SPECIFIC CLASS] notes (the “Loan-Specific Directing Holder”) has cured such a default or is exercising its cure rights), after payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts payable or reimbursable under the indenture and servicing agreement to the master servicer, special servicer, note administrator, indenture trustee, operating advisor and asset representations reviewer, payments and proceeds received with respect to an AB Whole Loan will generally be applied in the following order:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the Senior Note Percentage Interest of principal payments, if any, on an AB Whole Loan;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any

Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the indenture and servicing agreement;

Sixth, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Owned Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the Junior Note Percentage Interest of principal payments received, if any, on an AB Whole Loan;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Owned Subordinate Companion Loan has been reduced, such excess amount to the holder of the related Owned Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Owned Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Owned Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by the holder of the related Owned Subordinate Companion Loan in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the indenture and servicing agreement, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Owned Subordinate Companion Loan, pro rata, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Owned Subordinate Companion Loan in accordance with their respective initial percentage interests.

“Junior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related Owned Subordinate Companion Loan and the denominator of which is the principal balance of an AB Whole Loan.

[“Junior Note Relative Spread” means the ratio of the Mortgage Rate for the related Owned Subordinate Companion Loan to the Mortgage Rate for the AB Mortgage Loan and related Owned Subordinate Companion Loan as a whole.]

“Recovered Costs” means, with respect to an AB Whole Loan, any amounts referred to in clauses (d) and/or (e) of the definition of “Defaulted Purchase Price” (set forth in “—Purchase Option” below) that, at the time of determination, had been previously paid or reimbursed to any servicer from sources other than collections on or in respect of an AB Whole Loan or Mortgaged Property (including, without limitation, from collections on or in respect of loans other than an AB Whole Loan).

“Senior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the AB Mortgage Loan and the denominator of which is the principal balance of an AB Whole Loan.

[“Senior Note Relative Spread” means the ratio of the Mortgage Rate for the AB Mortgage Loan to the Mortgage Rate for the AB Mortgage Loan and related Owned Subordinate Companion Loan related Owned Subordinate Companion Loan as a whole.]

Following the occurrence and during the continuance of an AB Material Event of Default, after payment of all amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts then payable or reimbursable under the indenture and servicing agreement to the master servicer, special servicer, note administrator, indenture trustee, operating advisor and asset representations reviewer, payments and proceeds with respect to a AB Whole Loan will generally be applied in the following order, in each case to the extent of available funds:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the principal balance of the AB Mortgage Loan, until such principal balance has been reduced to zero;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the indenture and servicing agreement;

Sixth, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Owned Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Owned Subordinate Companion Loan in an amount equal to the principal balance of the related Owned Subordinate Companion Loan, until such principal balance has been reduced to zero;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Owned Subordinate Companion Loan has been reduced, such excess amount to the issuing entity as holder of the related Owned Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Owned

Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Owned Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by it in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Owned Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the indenture and servicing agreement, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Owned Subordinate Companion Loan, pro rata, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Owned Subordinate Companion Loan in accordance with their respective initial percentage interests.

For more information regarding the allocation of collections and expenses in respect of an AB Whole Loan, see “Indenture and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Cure Rights.

In the event that the related borrower fails to make any payment of principal or interest on an AB Whole Loan that results in a monetary event of default or the related borrower otherwise defaults with respect to an AB Whole Loan, the holder of the related Owned Subordinate Companion Loan will have the right to cure such event of default subject to certain limitations set forth in the related Intercreditor Agreement. The holder of the Owned Subordinate Companion Loan will be limited to four (4) cure payments over the life of an AB Whole Loan, no more than three (3) of which may be consecutive. So long as the holder of the related Owned Subordinate Companion Loan is exercising a cure right, neither the master servicer nor the special servicer will be permitted to treat such event of default as such for purposes of transferring the related Whole Loan to special servicing or exercising remedies.

Amendments and Consents.

Prior to the occurrence and continuance of an AB Control Appraisal Period, except as otherwise described under “Indenture and Servicing Agreement—The Directing Holder”, the consent of the holder of the related Owned Subordinate Companion Loan is required to be obtained by the special servicer for any AB Major Decision.

An “AB Control Appraisal Period” will exist with respect to the related Subordinate Companion Loan, if and for [so long as (a)(1) the initial principal balance of the related Subordinate Companion Loan minus (2) the sum of (x) any payments of principal allocated to, and received on, the related Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole Loan that are allocated to the related Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Subordinate Companion Loan less (ii) any payments of principal allocated to, and received, by the holders of the related Subordinate

Companion Loan. Pursuant to the terms of the Intercreditor Agreement, the holders of the [LOAN-SPECIFIC CLASS] notes will have the right to avoid an AB Control Appraisal Period by posting cash collateral or a letter of credit in an amount which, when added to the appraised value of the related Mortgaged Property, would cause the applicable AB Control Appraisal Period not to occur. The holder of the [LOAN-SPECIFIC CLASS] notes, as the holder of a beneficial interest in the related Subordinate Companion Loan also has the right to purchase the AB Mortgage Loan in certain instances as set forth below.

[“AB Major Decisions” means at any time no AB Control Appraisal Period is in effect (and will have the meaning given to a “Major Decision” when an AB Control Appraisal Period is in effect):

•
any workout or other change to an AB Whole Loan that would result in any modification of, or waiver with respect to, an AB Whole Loan that would result in the extension of the maturity date or extended maturity date of the AB Whole Loan, a reduction in the interest rate borne thereby or the monthly debt service payment or a deferral or a forgiveness of interest on or principal of an AB Whole Loan or a modification or waiver of any other monetary term of an AB Whole Loan (including reserve requirements) or a modification or waiver of any material non-monetary provision of an AB Whole Loan, including but not limited to provisions which restrict the related borrower or its equity owners from incurring additional indebtedness or transferring interests in the Mortgaged Property or the related borrower;

•	any modification of, or waiver with respect to, an AB Whole Loan that would result in a discounted pay-off of the related Owned Subordinate Companion Loan;
•	any foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of the Mortgaged Property or any acquisition of the Mortgaged Property by deed-in-lieu of foreclosure or any other exercise of remedies following an AB Material Event of Default;
•	any material direct or indirect sale of all or any material portion of the Mortgaged Property or REO Property other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
•	any substitution, release or addition of collateral for an AB Whole Loan other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
•	any release of the related borrower or guarantor from liability with respect to an AB Whole Loan including, without limitation, by acceptance of an assumption of an AB Whole Loan by a successor borrower or replacement guarantor other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
•	any determination (1) not to enforce a “due-on-sale” or “due–on–encumbrance” clause (unless such clause is not exercisable under applicable law or such exercise is reasonably likely to result in successful legal action by the related borrower) or (2) accelerate an AB Whole Loan (other than automatic accelerations pursuant to the related Mortgage Loan documents);
•	any transfer of the Mortgaged Property or any portion of the Mortgaged Property, or any transfer of any direct or indirect ownership interest in the related borrower, other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
•	any incurring of additional debt by the related borrower, including the terms of any document evidencing or securing any such additional debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement or incurring of mezzanine financing by any beneficial owner of the related borrower, including the terms of any document evidencing or securing any such mezzanine debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement (other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion);

•	the waiver or modification of any documentation relating to the guarantor’s obligations under the guaranty;
•	the releases of any escrows or reserve accounts other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion; and
•	any approval of a “major lease” (as defined in the Mortgage Loan documents).]

Purchase Option.

If an event of default with respect to an AB Whole Loan has occurred and is continuing, the holders of the [LOAN-SPECIFIC CLASS] notes will have the option to purchase the AB Mortgage Loan from the issuing entity at a price equal to the Defaulted Purchase Price.

The “Defaulted Purchase Price”, with respect to the AB Mortgage Loan, is generally equal to the sum, without duplication, of (a) the principal balance of the AB Mortgage Loan, (b) accrued and unpaid interest on the AB Mortgage Loan from the date as to which interest was last paid in full by the related borrower up to and including the end of the interest accrual period relating to the Due Date next following the date the purchase occurred, (c) any other amounts due under an AB Whole Loan, other than prepayment premiums, default interest, late fees, exit fees and any other similar fees, provided that if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN-SPECIFIC CLASS] notes or otherwise), the Defaulted Purchase Price will include prepayment premiums, default interest, late fees, exit fees and any other similar fees, (d) without duplication of amounts under clause (c), any unreimbursed Servicing Advances and any expenses incurred in enforcing the related loan documents (including, without limitation, Servicing Advances payable or reimbursable to any servicer, and earned and unreimbursed special servicing fees), (e) without duplication of amounts under clause (c), any accrued and unpaid interest on Advances, (f) any Liquidation Fees or Workout Fees payable under the indenture and servicing agreement with respect to an AB Whole Loan (i) if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN-SPECIFIC CLASS] notes or otherwise) or (ii) otherwise, if the purchase occurs after ninety (90) days after the first such option becomes exercisable pursuant to the related Intercreditor Agreement, and (g) any Recovered Costs not reimbursed previously to the holder of the AB Mortgage Loan pursuant to the related Intercreditor Agreement.

Special Servicer Appointment Rights.

Pursuant to the related Intercreditor Agreement, the holders of the [LOAN-SPECIFIC CLASS] notes will have the right, with or without cause, to replace the special servicer then acting with respect to an AB Whole Loan and appoint a replacement special servicer with respect to an AB Whole Loan. See “Indenture and Servicing Agreement—Replacement of Special Servicer Without Cause”.

The Non-Serviced Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE NON-SERVICED WHOLE LOAN AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENTS.]

General.

[One (1)] Mortgage Loan, identified as “[NAME OF NON-SERVICED WHOLE LOAN]” (the “Non-Serviced Mortgage Loan”) on Annex A-1, The [__________] Mortgage Loan, representing approximately [_____]% of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same Mortgaged Property.

The Non-Serviced Mortgage Loan is evidenced by one (1) promissory note with a Cut-off Date Balance of $[_______]. The related Companion Loan (the “Non-Serviced Companion Loan” and together with the Non-Serviced Mortgage Loan, the “Non-Serviced Whole Loan”) is evidenced by one (1) promissory note with a principal balance as of the Cut-off Date of $[_________]. The Non-Serviced Companion Loan will not be included in the issuing entity. Only the Non-Serviced Mortgage Loan will be included in the issuing entity. The Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the Non-Serviced Whole Loan.

The rights of the issuing entity, as the holder of the Non-Serviced Mortgage Loan and the rights of the securitization holding the Non-Serviced Companion Loan, as the holder of the Non-Serviced Companion Loan are subject to the terms of the Intercreditor Agreement (the “Non-Serviced Intercreditor Agreement”). [The consultation rights of the issuing entity (as the non-controlling note holder) under the Non-Serviced Intercreditor Agreement will be exercised by the Directing Holder so long as no Control Termination Event has occurred and is continuing, and if a Control Termination Event has occurred and is continuing, by the special servicer pursuant to the terms of the indenture and servicing agreement, as described under “Indenture and Servicing Agreement”.]

Servicing of the Non-Serviced Whole Loan.

The Non-Serviced Whole Loan is being serviced and administered pursuant to the terms of the [indenture and servicing agreement][pooling and servicing agreement], dated as of [______], 20[____] (the “Non-Serviced Servicing Agreement”) among [NAME OF DEPOSITOR] (the “Non-Serviced Depositor”), [NAME OF MASTER SERVICER] (the “Non-Serviced Master Servicer”), [NAME OF SPECIAL SERVICER) (the “Non-Serviced Special Servicer”), [NAME OF INDENTURE TRUSTEE] (the “Non-Serviced Indenture Trustee”), [NAME OF NOTE ADMINISTRATOR) (the “Non-Serviced Note Administrator”), [NAME OF OPERATING ADVISOR] (the “Non-Serviced Operating Advisor”) and [NAME OF ASSET REPRESENTATIONS REVIEWER) (the “Non-Serviced Asset Representations Reviewer”). The Non-Serviced Servicing Agreement was entered into in connection with the securitization of the Non-Serviced Companion Loan. The holders of the notes issued under the Non-Serviced Servicing Agreement are referred to in this prospectus as “Non-Serviced Noteholders”. In connection with the servicing of the Non-Serviced Whole Loan, the servicing standard set forth in the Non-Serviced Servicing Agreement will require the Non-Serviced Master Servicer and the Non-Serviced Special Servicer to take into account the interests, as a collective whole, of the Non-Serviced Noteholders and the issuing entity as holder of the Non-Serviced Mortgage Loan. For a summary of certain provisions of the Non-Serviced Servicing Agreement, see “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Amounts payable to the issuing entity as holder of the Non-Serviced Mortgage Loan pursuant to the applicable Non-Serviced Intercreditor Agreement will be included in the Available Funds for the related Payment Date to the extent described in this prospectus, and amounts payable to the holder of the Non-Serviced Companion Loan will be distributed to such holder net of certain fees and expenses on the related Non-Serviced Companion Loan as set forth in the Non-Serviced Intercreditor Agreement and will not be available for payments on the Offered Notes.

Application of Payments.

The Non-Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Non-Serviced Mortgage Loan and the holder of the Non-Serviced Companion Loan with respect to payments of funds received in respect of the Non-Serviced Whole Loan, and provides, in general, that:

•	the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;
•	all payments, proceeds and other recoveries on or in respect of the Non-Serviced Whole Loan or the related Mortgaged Property will be applied to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the Non-Serviced Indenture trustee, the Non-Serviced Operating Advisor, the Non-Serviced Asset Representations Reviewer, the Non-Serviced Note Administrator, the Non-Serviced Depositor) in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced Servicing Agreement; and
•	costs, fees, expenses, losses and shortfalls relating to the Non-Serviced Whole Loan will be allocated, on a pro rata and pari passu basis, to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced Servicing Agreement.

Notwithstanding the foregoing, if a P&I Advance is made with respect to the Non-Serviced Mortgage Loan, pursuant to the terms of the indenture and servicing agreement, then that P&I Advance, together with interest on that P&I Advance, may only be reimbursed out of future payments and collections on the Non-Serviced Mortgage Loan or, as and to the extent described under “Indenture and Servicing Agreement—Advances” in this prospectus, out of future payments and collections on other Mortgage Loans, but not out of payments or other collections, if any, on the Non-Serviced Companion Loan, or any loans included in any securitization related to the Companion Loan.

Certain costs and expenses (such as a pro rata share of any property protection advance with respect to the Non-Serviced Whole Loan made pursuant to the Non-Serviced Servicing Agreement) and indemnification payments allocable to the Non-Serviced Mortgage Loan in accordance with the Non-Serviced Servicing Agreement and the related Non-Serviced Intercreditor Agreement may be paid or reimbursed out of payments and other collections on the Mortgage Pool.

See “Indenture and Servicing Agreement—Advances” and “—Servicing of the Non-Serviced Mortgage Loan” for more information regarding the allocation of collections and expenses in respect of the Non-Serviced Whole Loan.

Consultation and Control.

The controlling noteholder under the Non-Serviced Intercreditor Agreement will be the issuing entity under the Non-Serviced Servicing Agreement (the “Non-Serviced Issuer”), as holder of the Non-Serviced Companion Loan. [___________] is the directing holder under the Non-Serviced Servicing Agreement (the “Non-Serviced Directing Holder”); provided that, prior to the occurrence and continuance of a control termination event (or analogous event) under the Non-Serviced Servicing Agreement, the Non-Serviced Directing Holder, which is currently [_____] and has rights with respect to the Non-Serviced Issuer that are substantially similar in all material respects, but not necessarily identical, to the rights of the Directing Holder with respect to the issuing entity, will have the right to direct, consult with and advise the Non-Serviced Master Servicer and Non-Servicer Special Servicer with respect to the Non-Serviced Whole Loan. However, the Non-Serviced Master Servicer and the Non-Serviced Special Servicer will be required to consult (on a non-binding basis) with the Directing Holder (so long as no Consultation Termination Event under the indenture and servicing agreement for this transaction has occurred and is continuing) and the holder of any other related Non-Serviced Companion Loan with respect to such advice, consent or action. In the event that the parties exercising the rights of the related Non-Serviced Companion Loan Holder and the holder of the related Mortgage Loan under the applicable Non-Serviced Intercreditor Agreement disagree, the decision of the party exercising the rights of the related controlling Non-Serviced Companion Loan Holder will be binding. The Non-Serviced Directing Holder (so long as a control termination event under the Non-Serviced Servicing Agreement has not occurred and is not continuing), and the applicable noteholders under the Non-Serviced Servicing Agreement with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced Servicing Agreement has occurred and is continuing) will exercise the rights of the Non-Serviced Issuer as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced Servicing Agreement.

For more information regarding the rights of the directing holder under the Non-Serviced Servicing Agreement, see “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Pursuant to the terms of the Non-Serviced Intercreditor Agreement, the issuing entity, as the non-controlling note holder, will have the right (regardless of whether a control termination event (or analogous event) or a consultation termination event (or analogous event) exists under the Non-Serviced Servicing Agreement) to (i) receive copies of all notices, information and reports that the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, is required to provide to the Non-Serviced Directing Holder within the same time frame it is required to provide such notices, information and reports to the Non-Serviced Directing Holder with respect to any major servicing decision to be made with respect to the related Non-Serviced Whole Loan on the implementation of any recommended action outlined in an asset status report related to such Non-Serviced Whole Loan (provided that to the extent that the Non-Serviced Mortgage Loan is included in a securitization transaction, such copies of notices, information and reports required to be delivered by the Non-Serviced Special Servicer to the issuing entity shall be delivered to the directing holder related to such securitization transaction to the extent that the Non-Serviced Special Servicer receives written notice of the identity of the directing holder for such securitization transaction) and (ii) consult on a strictly non-binding basis (to the extent the holder of the related Mortgage Loan (or its representative) requests consultation) with respect to (x) certain major servicing decisions regarding the Non-Serviced Whole Loan or any related REO Property as set forth in the Non-Serviced Intercreditor Agreement and (y) the implementation of any recommended actions outlined in an asset status report in respect of the Non-Serviced Whole Loan or any related REO Property. The consultation right of the issuing entity will expire 10 business days after the delivery by the Non-Serviced Special Servicer of written notice and information relating to the matter subject to consultation, whether or not the issuing entity has responded within such period; provided that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will be deemed to begin anew from the date of delivery of such new proposal and delivery of all information related to such new proposal. Notwithstanding the issuing entity’s consultation rights described above, the Non-Serviced Special Servicer is permitted to make any major decision or take any action set forth in an asset status report in respect of the Non-Serviced Whole Loan before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan.

Neither the Non-Serviced Master Servicer nor the Non-Serviced Special Servicer will be obligated at any time to follow or take any alternative actions recommended by the holder of the applicable Mortgage Loan (or its representative, including, the Directing Holder). The operating advisor will have limited consultation rights under the indenture and servicing agreement with respect to each of the Non-Serviced Whole Loan or any related REO Property.

Neither the Non-Serviced Master Servicer nor the Non-Serviced Special Servicer will be permitted to follow any advice or consultation provided by the holder of the Non-Serviced Companion Loan (or its representative) that would require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate any applicable law or applicable provisions of the Code, be inconsistent with the servicing standard under the Non-Serviced Servicing Agreement require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate provisions of the Non-Serviced Intercreditor Agreement or the Non-Serviced Servicing Agreement, require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate the terms of the Non-Serviced Whole Loan, or materially expand the scope of any of the Non-Serviced Master Servicer’s or the Non-Serviced Special Servicer’s, as applicable, responsibilities under the Non-Serviced Intercreditor Agreement.

In addition to the consultation rights of the issuing entity described above, the issuing entity (or the Directing Holder, as its representative, so long as no Consultation Termination Event has occurred and is continuing) will have the right to annual conference calls with the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, in which servicing issues related to the Non-Serviced Whole Loan may be discussed.

Application of Penalty Charges.

The Non-Serviced Intercreditor Agreement provides that penalty charges (as defined in the related Non-Serviced Intercreditor Agreement) paid on the Non-Serviced Whole Loan shall first, be used to reduce, on a pro rata basis, the amounts payable on each of the Non-Serviced Mortgage Loan, and the related Non-Serviced Companion Loan by the amount necessary to reimburse the Non-Serviced Master Servicer, the Non-Serviced Special Servicer or the Non-Serviced Indenture trustee under the Non-Serviced Servicing Agreement for any interest accrued on any property protection advances and reimbursement of any property protection advances made pursuant to the Non-Serviced Servicing Agreement in accordance with the terms of the Non-Serviced Servicing Agreement, second, be used to reduce the respective amounts payable on the Non-Serviced Mortgage Loan and the related Non-Serviced Companion Loan by the amount necessary to pay the Non-Serviced Master Servicer and the Non-Serviced Indenture trustee, the master servicer and the indenture trustee and, for any interest accrued on any related P&I Advance made with respect to the Non-Serviced Mortgage Loan, by such party (if and as specified in the indenture and servicing agreement or the Non-Serviced Servicing Agreement, as applicable), and third, be used to reduce, on a pro rata basis, the amounts payable on the Non-Serviced Mortgage Loan and the related Non-Serviced Companion Loan by the amount necessary to pay additional administrative expenses (other than unpaid Special Servicing Fees, unpaid Workout Fees and Liquidation Fees under the Non-Serviced Servicing Agreement) incurred with respect to the Non-Serviced Whole Loan (as specified in the Non-Serviced Servicing Agreement).

Sale of Defaulted Loan.

Pursuant to the terms of the Non-Serviced Intercreditor Agreement, if the Non-Serviced Whole Loan becomes a “defaulted mortgage loan” pursuant to the terms of the Non-Serviced Servicing Agreement, the Non-Serviced Special Servicer will be required to sell the Non-Serviced Mortgage Loan together with the related Companion Loan as a single whole loan. In connection with any such sale, the Non-Serviced Special Servicer will also be required to follow procedures contained in the Non-Serviced Servicing Agreement, which are substantially similar in all material respects, but not necessarily identical, to those set forth under “Indenture and Servicing Agreement—Realization Upon Mortgage Loans” in this prospectus. The issuing entity will have consultation rights in connection with such sale, as described above.

[Notwithstanding the foregoing, the Non-Serviced Special Servicer will not be permitted to sell the Non-Serviced Whole Loan if it becomes a defaulted mortgage loan under the Non-Serviced Servicing Agreement without the written consent of the holder of the related Non-Serviced Mortgage Loan (provided that such consent is not required if the holder of the related Non-Serviced Mortgage Loan is the borrower or an affiliate of the borrower) unless the Non-Serviced Special Servicer has delivered to the issuing entity (as the holder of such Non-Serviced Mortgage Loan): (a) at least 15 business days prior written notice of any decision to attempt to sell the Non-Serviced Whole Loan; (b) at least 10 days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the Non-Serviced Special Servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Non-

Serviced Whole Loan and any documents in the servicing file reasonably requested by the holder of the related Mortgage Loan (or its representative) that are material to the price of such Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Non-Serviced Directing Holder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the Non-Serviced Master Servicer or the Non-Serviced Special Servicer in connection with the proposed sale; provided that the holder of the related Mortgage Loan may waive any of the delivery or timing requirements set forth in this sentence only for itself. Subject to the terms of the Non-Serviced Servicing Agreement, the holder of the Non-Serviced Mortgage Loan (or its representative) will be permitted to submit an offer at any sale of the Non-Serviced Whole Loan (unless such person is the borrower or an agent or affiliate of the borrower).]

Special Servicer Appointment Rights.

Pursuant to the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced Servicing Agreement, the Non-Serviced Directing Holder and the applicable noteholders under the Non-Serviced Servicing Agreement with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced Servicing Agreement has not occurred and is not continuing) will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced Servicing Agreement. See “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Additional Information

Each of the tables presented in Annex A-2 sets forth selected characteristics of the pool of Mortgage Loans as of the Cut-off Date, if applicable. For a detailed presentation of certain additional characteristics of the Mortgage Loans and the Mortgaged Properties on an individual basis, [including the asset-level information required by Item 1125 of Regulation AB,] see Annex A-1. For a brief summary of the fifteen (15) largest Mortgage Loans in the pool of Mortgage Loans, see Annex A-3.

The description in this prospectus, including Annex A-1, A-2 and A-3, of the Mortgage Pool and the Mortgaged Properties is based upon the Mortgage Pool as expected to be constituted at the close of business on the Cut-off Date, as adjusted for the scheduled principal payments due on the Mortgage Loans on or before the Cut-off Date. Prior to the issuance of the Offered Notes, a Mortgage Loan may be removed from the Mortgage Pool if the depositor deems such removal necessary or appropriate or if it is prepaid. This may cause the range of Mortgage Rates and maturities as well as the other characteristics of the Mortgage Loans to vary from those described in this prospectus.

A Form ABS-EE with the information required by Item 1125 of Regulation AB (17 CFR 2219.1125), Schedule AL – Asset-Level Information will be filed or caused to be filed by the depositor with respect to the issuing entity on or prior to the date of the filing of this prospectus and will provide such information for a reporting period commencing on the day after the hypothetical Determination Date in [     ] and ending on the hypothetical Determination Date in [     ]. In addition, a Current Report on Form 8-K containing detailed information regarding the Mortgage Loans will be available to persons (including beneficial owners of the Offered Notes) who receive this prospectus and will be filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with the indenture and servicing agreement, with the United States Securities and Exchange Commission (the “SEC”) on or prior to the date of the filing of the final prospectus.]

Transaction Parties

The Sponsors and Mortgage Loan Sellers

3650 REIT

General.

3650 Real Estate Investment Trust 2 LLC (“3650 REIT”) is a Delaware limited liability company. 3650 REIT is an affiliate of the depositor, the issuing entity, the holder of the [RETAINED NOTES], the entity that is the initial directing holder and [DESCRIBE OTHER AFFILIATIONS]. 3650 REIT’s principal offices are located at 2977 McFarlane Rd., Suite 300, Miami, Florida 33133, telephone number (310) 862-9994. 3650 REIT’s primary business is the origination, acquisition and sale of mortgage loans secured by commercial properties.

3650 REIT is a Sponsor of this securitization and one of the mortgage loan sellers. 3650 REIT is the seller of [__] Mortgage Loans (collectively, [__]%) (the “3650 REIT Mortgage Loans”). 3650 REIT originated [__] of the 3650 REIT Mortgage Loans. 3650 REIT, through certain of its affiliates, underwrote all of the 3650 REIT Mortgage Loans.

3650 REIT’s Securitization Program

This is the [_______] commercial mortgage securitization into which 3650 REIT is contributing loans. 3650 REIT began originating and acquiring loans in 2017, and has not been involved in the securitization of any other types of financial assets. 3650 REIT originates fixed-rate loans throughout the United States secured by, but not limited to, retail, multifamily, office, hospitality and self-storage properties.

Neither 3650 REIT nor any of its affiliates will insure or guarantee payments on the notes. The Noteholders will have no rights or remedies against 3650 REIT for any losses or other claims in connection with the notes or the 3650 REIT Mortgage Loans except in respect of the repurchase and substitution obligations for material document defects or the material breaches of representations and warranties made by 3650 REIT in the related mortgage loan purchase agreement.

Review of 3650 REIT Mortgage Loans

Overview. 3650 REIT, in its capacity as a sponsor of the securitization described in this prospectus, has conducted a review of the 3650 REIT Mortgage Loans (collectively, [____]%) that it will be contributing to this securitization. The review of the 3650 REIT Mortgage Loans was performed by a deal team comprised of commercial real estate and securitization professionals who are employees of 3650 REIT or one or more of 3650 REIT’s affiliates, or, in certain circumstances, are consultants engaged by 3650 REIT (collectively, the “3650 REIT Deal Team”). The review procedures described below were employed with respect to all of the 3650 REIT Mortgage Loans, except that certain review procedures only were relevant to the large loan disclosures in this prospectus, as further described below. No sampling procedures were used in the review process.

[IF THE DEPOSITOR, A SPONSOR OR AN UNDERWRITER OBTAINS A DUE DILIGENCE REPORT FROM A THIRD-PARTY PROVIDER, FOR ANY OFFERING, THE DEPOSITOR, THE SPONSOR OR THE UNDERWRITER, AS APPLICABLE, WILL FURNISH A FORM ABS-15G TO THE COMMISSION AT LEAST FIVE BUSINESS DAYS BEFORE THE FIRST SALE IN THE OFFERING MAKING PUBLICLY AVAILABLE THE FINDINGS AND CONCLUSIONS OF ANY THIRD-PARTY DUE DILIGENCE REPORT THE DEPOSITOR, THE SPONSOR OR THE UNDERWRITER, AS APPLICABLE, HAS OBTAINED.]

Database. To prepare for securitization, members of the 3650 REIT Deal Team updated its internal database of loan-level and property-level information relating to each 3650 REIT Mortgage Loan. The database was compiled from, among other sources, the related Mortgage Loan documents, third-party appraisals (as well as environmental reports, engineering assessments and seismic reports, if applicable and obtained), zoning reports, if applicable, evidence of insurance coverage or summaries of the same prepared by an outside insurance consultant, borrower-supplied information (including, but not limited to, rent rolls, leases, operating statements and budgets) and information collected by 3650 REIT or its affiliates during the underwriting process. After origination of each 3650 REIT Mortgage Loan, the 3650 REIT Deal Team updated the information in the database with respect to such 3650 REIT Mortgage Loan based on updates provided by the applicable servicer relating to loan payment status and escrows, updated operating statements, rent rolls and leasing activity, and information otherwise brought to the attention of the 3650 REIT Deal Team.

A data tape (the “3650 REIT Data Tape”) containing detailed information regarding the 3650 REIT Mortgage Loans was created from the information in the database referred to in the prior paragraph. The 3650 REIT Data Tape was used by the 3650 REIT Deal Team to provide the numerical information regarding the 3650 REIT Mortgage Loans in this prospectus.

Data Comparison and Recalculation. The depositor on behalf of 3650 REIT engaged a third-party accounting firm to perform certain data comparison and recalculation procedures designed or provided by 3650 REIT relating to information in this prospectus regarding the 3650 REIT Mortgage Loans. These procedures include:

•	comparing the information in the 3650 REIT Data Tape against various source documents provided by 3650 REIT that are described above under “—Database”;
•	comparing numerical information regarding the 3650 REIT Mortgage Loans and the related Mortgaged Properties disclosed in this prospectus against the 3650 REIT Data Tape; and
•	recalculating certain percentages, ratios and other formulae relating to the Mortgage Loans disclosed in this prospectus.

Legal Review. 3650 REIT engaged various law firms to conduct certain legal reviews of the 3650 REIT Mortgage Loans for disclosure in this prospectus. In anticipation of the securitization of each 3650 REIT Mortgage Loan, 3650 REIT’s origination counsel prepared a loan and property summary or a due diligence questionnaire that sets forth salient loan terms. In addition, origination counsel for each 3650 REIT Mortgage Loan reviewed 3650 REIT’s representations and warranties set forth on Annex D-1 and, if applicable, identified exceptions to those representations and warranties.

Securitization counsel was also engaged to assist in the review of the 3650 REIT Mortgage Loans. Such assistance included, among other things, (i) a review of certain sections of the loan agreements relating to certain 3650 REIT Mortgage Loans, (ii) a review of the legal data records referred to above relating to the 3650 REIT Mortgage Loans prepared by origination counsel and (iii) a review of due diligence questionnaires completed by the 3650 REIT Deal Team.

Securitization counsel also assisted in the preparation of the risk factors and Mortgage Loan summaries set forth in Annex A-1 to this prospectus, based on their respective reviews of pertinent sections of the related Mortgage Loan documents.

Other Review Procedures. On a case-by-case basis as deemed necessary by 3650 REIT, with respect to any pending litigation that existed at the origination of any 3650 REIT Mortgage Loan that is material and not covered by insurance, 3650 REIT requested updates from the applicable borrower, origination counsel and/or borrower’s litigation counsel.

3650 REIT confirmed with the applicable servicer that there has not been any recent material casualty to any improvements located on any Mortgaged Property securing a 3650 REIT Mortgage Loan. In addition, if 3650 REIT became aware of a significant natural disaster in the immediate vicinity of any Mortgaged Property securing a 3650 REIT Mortgage Loan, 3650 REIT obtained information on the status of the Mortgaged Property from the applicable borrower to confirm no material damage to the Mortgaged Property.

The 3650 REIT Deal Team also conferred with 3650 REIT personnel responsible for the origination of the 3650 REIT Mortgage Loans to confirm that the 3650 REIT Mortgage Loans were originated or acquired in material compliance with the origination and underwriting criteria described below under “—3650 REIT’s Underwriting Guidelines and Processes”, as well as to identify any material deviations from those origination and underwriting criteria. See “—Exceptions to 3650 REIT’s Disclosed Underwriting Guidelines” below.

Findings and Conclusions. Based on the foregoing review procedures, 3650 REIT determined that the disclosure regarding the 3650 REIT Mortgage Loans in this prospectus is accurate in all material respects. 3650 REIT also determined that the 3650 REIT Mortgage Loans were originated in accordance with 3650 REIT’s underwriting criteria in all material respects, except as described under “—Exceptions to 3650 REIT’s Disclosed Underwriting Guidelines” below. 3650 REIT attributes to itself all findings and conclusions resulting from the foregoing review procedures.

Review Procedures in the Event of a Mortgage Loan Substitution. 3650 REIT will perform a review of any mortgage loan that it elects to substitute for a Mortgage Loan in the pool in connection with a material breach of a representation or warranty or a material document defect. 3650 REIT and, if appropriate, its legal counsel will review the Mortgage Loan documents and servicing history of the substitute mortgage loan to confirm it satisfies each of the criteria required under the terms of the related mortgage loan purchase agreement and the indenture and servicing agreement (collectively, the “3650 REIT Qualification Criteria”). 3650 REIT will engage a third party accounting firm to compare the 3650 REIT Qualification Criteria against the underlying source documentation to verify the accuracy of the review by 3650 REIT and to confirm any numerical and/or statistical information to be disclosed in any required filings under the Exchange Act. Legal counsel will also be engaged by 3650 REIT to render any tax opinion required in connection with the substitution.

3650 REIT’s Underwriting Guidelines and Processes

General. Notwithstanding the discussion below, given the unique nature of commercial mortgaged properties, the underwriting and origination procedures and the credit analysis with respect to any particular commercial mortgage loan may significantly differ from one asset to another, and will be driven by circumstances particular to that property, including, among others, its type, current use, size, location, market conditions, reserve requirements and additional collateral, tenants and leases, borrower identity, sponsorship, performance history and/or other factors. Consequently, there can be no assurance that the underwriting of any particular commercial mortgage loan will conform to the general guidelines described below. [ANY MATERIAL CHANGES TO THE UNDERWRITING GUIDELINES EMPLOYED BY 3650 REIT WILL BE REFLECTED IN THE RELATED PROSPECTUS]

Set forth below is a discussion of certain general underwriting guidelines of 3650 REIT with respect to commercial mortgage loans originated or acquired by 3650 REIT, which in certain instances may be performed by affiliates of 3650 REIT.

Loan Analysis. 3650 REIT generally performs both a credit analysis and a collateral analysis with respect to each commercial mortgage loan. The credit analysis generally includes a review of reports obtained from third party servicers, including judgment, lien, bankruptcy and litigation searches with respect to the guarantor and certain borrower related parties (generally other than borrower related parties with ownership interests of less than 20% of any particular borrower). The collateral analysis generally includes an analysis, other than in the case of newly constructed mortgaged properties, of the historical property operating statements, rent rolls and a review of certain significant tenant leases. 3650 REIT’s credit underwriting also generally includes a review of third-party appraisal, environmental, building condition and seismic reports, if applicable. Generally, 3650 REIT performs or causes to be performed a site inspection to ascertain the overall quality, functionality and competitiveness of the property. 3650 REIT assesses the market in which the property is located to evaluate competitive or comparable properties as well as market trends, major thoroughfares, transportation centers, employment sources, retail areas and educational or recreational facilities.

Loan Approval. Prior to commitment or closing, all commercial mortgage loans to be originated or acquired by 3650 REIT must be approved by an investment committee, which includes senior personnel from 3650 REIT or its affiliates. The committee may approve a mortgage loan as recommended (subject to stipulations and conditions), request additional due diligence, modify the loan terms or decline a loan transaction.

Debt Service Coverage Ratio and LTV Ratio. 3650 REIT’s underwriting includes a calculation of the debt service coverage ratio and loan-to-value ratio in connection with the origination of a loan. In determining a debt service coverage ratio, 3650 REIT may review and make adjustments to the underwritten net cash flow based on, among other things, historical operating statements, rent rolls, tenant leases and/or budgeted income and expense statements provided by the borrower.

The debt service coverage ratio will generally be calculated based on the underwritten net cash flow from the mortgaged property in question as determined by 3650 REIT and payments on the loan based on actual principal and/or interest due on the loan. However, determination of underwritten net cash flow is often a highly subjective process based on a variety of assumptions regarding, and adjustments to, revenues and expenses with respect to the applicable mortgaged property. For example, when calculating the debt service coverage ratio for a commercial mortgage loan, 3650 REIT may utilize annual net cash flow that was calculated based on assumptions regarding projected future rental income, expenses and/or occupancy. There can be no assurance that the foregoing assumptions made with respect to any prospective commercial mortgage loan will, in fact, be consistent with actual property performance. In addition, with respect to certain mortgage loans originated or acquired by 3650 REIT, there may exist subordinate mortgage debt or mezzanine debt. 3650 REIT may originate or acquire such subordinate mortgage debt or mezzanine debt and may sell such debt to other lenders. Such mortgage loans may have a lower debt service coverage ratio and/or a higher loan-to-value ratio if such subordinate and/or mezzanine debt is taken into account. Additionally, certain mortgage loans may provide for interest-only payments prior to maturity, or for an interest-only period during a portion of the term of the mortgage loan.

The loan-to-value ratio, in general, is the ratio, expressed as a percentage, of the then-outstanding principal balance of the mortgage loan divided by the estimated value of the related property based on a third-party appraisal.

Evaluation of Borrower, Principals and/or Borrower Sponsors. 3650 REIT evaluates the borrower, its principals and/or the borrower sponsors with respect to credit history and prior experience as an owner and operator of commercial real estate properties. This evaluation may include obtaining and reviewing indications of the borrower sponsor’s financial capacity, and obtaining and reviewing the principal’s and/or borrower sponsor’s prior real estate experience. Although commercial mortgage loans generally are non-recourse in nature, in the case of certain mortgage loans, the borrower, certain principals of the borrower and/or certain borrower sponsors of the borrower may be required to assume legal responsibility for liabilities arising as a result of, among other things, fraud, misrepresentation, misappropriation or conversion of funds and/or breach of environmental or hazardous materials requirements. Notwithstanding the above described review process, there can be no assurance that a borrower, a principal and/or a borrower sponsor has the financial capacity to meet the obligations that may arise with respect to such liabilities.

Additional Debt. Certain mortgage loans may have or permit in the future certain additional subordinate or mezzanine debt, whether secured or unsecured. It is possible that 3650 REIT may be the lender on that additional debt and may sell such debt to other lenders.

The debt service coverage ratios described above may be lower based on the inclusion of the payments related to such additional debt and the loan-to-value ratios described above may be higher based on the inclusion of the amount of any such additional debt.

Third Party Reports. As part of the underwriting process, 3650 REIT will generally obtain the reports described below:

(i)       Appraisals. 3650 REIT will generally require independent appraisals or an update of an independent appraisal in connection with the origination or acquisition of each mortgage loan that meets the requirements of the “Uniform Standards of Professional Appraisal Practice” as adopted by the

Appraisal Standards Board of the Appraisal Foundation, or the guidelines in Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989.

(ii)       Environmental Assessment. In connection with the origination or acquisition process, 3650 REIT will, in most cases, require a current Phase I environmental assessment with respect to any mortgaged property. However, when circumstances warrant, 3650 REIT may utilize an update of a prior environmental assessment or a desktop review. Furthermore, an environmental assessment conducted at any particular mortgaged property will not necessarily cover all potential environmental issues. For example, an analysis for radon, lead-based paint, mold and lead in drinking water will usually be conducted only at multifamily rental properties and only when 3650 REIT or an environmental consultant believes that such an analysis is warranted under the circumstances. Based on the environmental assessment, 3650 REIT may (i) determine that another party with sufficient assets is responsible for taking remedial actions directed by an applicable regulatory authority and/or (ii) require the borrower to do one or more of the following: (A) carry out satisfactory remediation activities or other responses prior to the origination of the mortgage loan, (B) establish an operations and maintenance plan, (C) place sufficient funds in escrow or establish a letter of credit (or other financial assurance acceptable to 3650 REIT) at the time of origination of the mortgage loan to complete such remediation within a specified period of time, or (D) obtain the benefits of an environmental insurance policy or a lender insurance policy.

(iii)       Engineering Assessment. In connection with the origination or acquisition process, 3650 REIT will, in most cases, require that an engineering firm inspect the mortgaged property to assess the structure, exterior walls, roofing, interior structure and/or mechanical and electrical systems. Based on the resulting report, 3650 REIT will determine the appropriate response to any recommended repairs, corrections or replacements and any identified deferred maintenance.

(iv)       Seismic Report. In connection with the origination or acquisition process, 3650 REIT will, in most cases, require that a seismic report is required for all properties located in seismic zones 3 or 4.

Zoning and Building Code Compliance. In connection with the origination or acquisition of a mortgage loan, 3650 REIT will generally examine whether the use and occupancy of the related mortgaged property is in material compliance with zoning, land use, building rules, regulations and orders then applicable to such mortgaged property. Evidence of compliance may be in the form of one or more of the following: legal opinions, surveys, recorded documents, temporary or permanent certificates of occupancy, letters from government officials or agencies, title insurance endorsements, engineering, zoning or consulting reports and/or representations by the applicable borrower.

Escrow Requirements. 3650 REIT may require borrowers to fund various escrows for taxes, insurance, capital expenses and replacement reserves, which reserves in many instances will be limited to certain capped amounts. In addition, 3650 REIT may identify certain risks that warrant additional escrows or holdbacks for items such as lease-related matters, deferred maintenance, environmental remediation or unfunded obligations, which escrows or holdbacks would be released upon satisfaction of the applicable conditions. Springing escrows may also be structured for identified risks such as specific rollover exposure, to be triggered upon the non-renewal of one or more key tenants. Escrows are evaluated on a case-by-case basis and are not required for all mortgage loans originated or acquired by 3650 REIT. The typical required escrows for mortgage loans originated or acquired by 3650 REIT are as follows:

•	Taxes – Generally, an initial deposit and monthly escrow deposits equal to approximately 1/12th of the estimated annual property taxes (based on the most recent property assessment and the current millage rate) are required to provide 3650 REIT with sufficient funds to satisfy all taxes and assessments. 3650 REIT may waive this escrow requirement in certain circumstances, including, but not limited to: (i) if the mortgaged property is a single tenant property (or substantially leased to single tenant) and the tenant pays taxes directly (or 3650 REIT may waive the escrow for a portion of the mortgaged property which is leased to a tenant that pays taxes for its portion of the mortgaged property directly); or (ii) if any Escrow/Reserve Mitigating Circumstances (as defined below) exist.

•	Insurance – Generally, an initial deposit and monthly escrow deposits equal to approximately 1/12th of the estimated annual property insurance premium are required to provide 3650 REIT with sufficient funds to pay all insurance premiums. 3650 REIT may waive this escrow requirement in certain circumstances, including, but not limited to: (i) if the borrower maintains a blanket insurance policy; (ii) if the mortgaged property is a single tenant property (or substantially leased to single tenant) and the tenant maintains the property insurance or self-insures (or may waive the escrow for a portion of the mortgaged property which is leased to a tenant that maintains property insurance for its portion of the mortgaged property or self-insures); and/or (iii) if any Escrow/Reserve Mitigating Circumstances exist.
•	Replacement Reserves – Replacement reserves are generally calculated in accordance with the expected useful life of the components of the mortgaged property during the term of the mortgage loan. Annual replacement reserves are generally underwritten to the suggested replacement reserve amount from the property condition or engineering report or to certain minimum requirements by property type. 3650 REIT may waive this escrow requirement in certain circumstances, including, but not limited to: (i) if the mortgaged property is a single tenant property (or substantially leased to single tenant) and the tenant repairs and maintains the mortgaged property (or may waive the escrow for a portion of the mortgaged property which is leased to a tenant that repairs and maintains its portion of the mortgaged property); and/or (ii) if any Escrow/Reserve Mitigating Circumstances exist.
•	Tenant Improvement/Lease Commissions – A tenant improvement/leasing commission reserve may be required to be funded at loan origination, during the related mortgage loan term and/or springing upon the occurrence of certain events to cover anticipated leasing commissions, free rent periods and/or tenant improvement costs which might be associated with re-leasing the space in the mortgaged property. 3650 REIT may waive this escrow requirement in certain circumstances, including, but not limited to: (i) if the mortgaged property is a single tenant property (or substantially leased to single tenant), with a lease that extends beyond the loan term; and/or (ii) if any Escrow/Reserve Mitigating Circumstances exist.
•	Deferred Maintenance – A deferred maintenance reserve may be required to be funded at loan origination in an amount equal to 100% to 125% of the estimated cost of certain material repairs or replacements identified in the property assessment/condition or engineering report. 3650 REIT may waive this escrow requirement in certain circumstances, including, but not limited to: (i) if the borrower sponsor delivers a guarantee to complete the immediate repairs; (ii) if the deferred maintenance items do not materially impact the function, performance or value of the mortgaged property; (iii) if the mortgaged property is a single tenant property (or substantially leased to single tenant), and the tenant is responsible for the repairs; and/or (iv) if any Escrow/Reserve Mitigating Circumstances exist.
•	Environmental Remediation – An environmental remediation reserve may be required at loan origination in an amount equal to 100% to 125% of the estimated remediation cost identified in the environmental report. 3650 REIT may waive this escrow requirement in certain circumstances, including, but not limited to: (i) if the borrower sponsor delivers a guarantee agreeing to complete the remediation; (ii) if environmental insurance is in place or obtained; and/or (iii) if any Escrow/Reserve Mitigating Circumstances exist.

3650 REIT may determine that establishing any of the foregoing escrows or reserves is not warranted given any one or more of the following instances (collectively, the “Escrow/Reserve Mitigating Circumstances”): (i) the amounts involved are de minimis, (ii) 3650 REIT’s evaluation of the ability of the mortgaged property, the borrower or a holder of direct or indirect ownership interests in the borrower to bear the subject expense or cost absent creation of an escrow or reserve, (iii) the related mortgaged property maintaining a specified debt service coverage ratio, (iv) 3650 REIT having structured springing escrows that arise for identified risks, (v) 3650 REIT having an alternative to a cash escrow or reserve, such as a letter of credit, bond or other financial surety or a guarantee from the borrower or an affiliate of the borrower; (vi) 3650 REIT’s belief that there are credit positive characteristics of the borrower, the borrower sponsor and/or the mortgaged property that would offset the need for the escrow or reserve; and/or (vii) such reserves are being collected and held by a third party, such as a management company, a franchisor, title company, or an association.

Notwithstanding the foregoing discussion under this caption “—3650 REIT’s Underwriting Guidelines and Processes”, one or more of the Mortgage Loans contributed to this securitization by 3650 REIT may vary from, or may not comply with, 3650 REIT’s underwriting guidelines described above. In addition, in the case of one or more of the Mortgage Loans contributed to this securitization by 3650 REIT, 3650 REIT may not have strictly applied these underwriting guidelines as the result of a case-by-case permitted exception based upon other compensating or mitigating factors.

Co-Originated or Third Party-Originated Mortgage Loans. From time to time, 3650 REIT may originate mortgage loans together with other financial institutions.  The resulting mortgage loans will be evidenced by two or more promissory notes, at least one of which will reflect 3650 REIT as the payee.  3650 REIT may in the future deposit such promissory notes for which it is named as payee with one or more securitization trusts, while its co-originators may in the future deposit such promissory notes for which they are named payee into other securitization trusts. 3650 REIT may in the future acquire mortgage loans it has not originated and deposit the related promissory notes into one or more securitization trusts.

Exceptions to 3650 REIT’s Disclosed Underwriting Guidelines

We have disclosed generally our underwriting guidelines with respect to the Mortgage Loans. However, one or more of 3650 REIT’s Mortgage Loans may vary from the specific 3650 REIT underwriting guidelines described above when additional credit positive characteristics are present as discussed above. In addition, in the case of one or more of 3650 REIT’s Mortgage Loans, 3650 REIT may not have applied each of the specific underwriting guidelines described above as the result of case-by-case permitted flexibility based upon other compensating factors. In certain cases, we may have made exceptions and the underwriting of a particular Mortgage Loan did not comply with all aspects of the disclosed criteria. For any material exceptions to 3650 REIT’s underwriting guidelines described above in respect of the 3650 REIT Mortgage Loans, see “Description of the Mortgage Pool—Exceptions to Underwriting Guidelines”.

The 3650 REIT Mortgage Loans were originated in accordance with the underwriting standards set forth above.

[EXCEPTIONS TO BE IDENTIFIED, INCLUDING PERCENTAGE OF THE INITIAL POOL BALANCE AS OF THE CUT-OFF DATE AND THE REASON FOR THE EXCEPTION.]

Certain characteristics of these mortgage loans can be found on Annex A-1.

Compliance with Rule 15Ga-1 under the Exchange Act

3650 REIT’s CIK number is 0001767304. 3650 REIT most recently filed a Form ABS-15G on [____]. With respect to the period from and including [____] to and including [____],3650 REIT had no activity to report. Other than as otherwise identified in the tables below in the Forms ABS-15G filed with the SEC, 3650 REIT [has no history] of repurchases or repurchase requests required to be reported by 3650 REIT under Rule 15Ga-1 under the Exchange Act, as amended, with respect to breaches of representations and warranties made by it as a sponsor of commercial mortgage loan securitizations.

[TABLES TO BE UPDATED AS NECESSARY]

Name of Issuing Entity(1)	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand(1)			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute(1)			Demand Withdrawn			Demand Rejected
			#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	(q)	(r)	(s)	(t)	(u)	(v)	(w)	(x)

[Placeholder for footnotes]

Retained Interests in This Securitization

[NAME OF RETAINING NOTEHOLDER], an affiliate of 3650 REIT, will (a) purchase the Class [__] notes on the Closing Date and (b) be appointed as the initial Directing Holder. Except as described above and except as described in “Certain Relationships and Related Transactions” below, neither 3650 REIT nor any of its affiliates intends to retain any notes issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Principal Balance of the Class [___] notes for investment]. [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE NOTES HELD THAT WAS ENTERED INTO BY 3650 REIT OR, IF KNOWN, BY AN AFFILIATE OF 3650 REIT TO OFFSET THE RISK POSITION HELD].

The information set forth under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—3650 REIT” has been provided by 3650 REIT.

Certain Relationships and Related Transactions

[INCLUDED INFORMATION RELATED TO CERTAIN CONFLICTS OF INTEREST]

[NAMES OF OTHER SPONSORS]

[INCLUDE SIMILAR SPONSOR INFORMATION TO THAT SET FORTH ABOVE FOR 3650 REIT]

[If any sponsor is required to repurchase or replace any asset for breach of a representation and warranty, INCLUDE information regarding that sponsor's financial condition to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities.]

Compensation of the Sponsors

In connection with the offering and sale of the notes contemplated by this prospectus, the sponsors (including affiliates of the sponsors) will be compensated for the sale of their Mortgage Loans in an amount equal to the excess, if any, of:

(a)       the sum of any proceeds received from the sale of the notes to investors and the sale of servicing rights to [SERVICER] for the servicing of the Mortgage Loans, over

(b)       the sum of the costs and expense of originating or acquiring the Mortgage Loans and the costs and expenses related to the issuance, offering and sale of the notes as described in this prospectus.

The mortgage servicing rights were sold to the master servicer for a price based on the value of the Servicing Fee to be paid to the master servicer with respect to each Mortgage Loan and the value of the right to earn income on investments on amounts held by the master servicer with respect to the Mortgage Loans.

[The Originators] [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]

[IDENTIFY ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATED 10% OR MORE OF THE POOL ASSETS AND ANY ORIGINATOR(S) ORIGINATING LESS THAN 10% OF THE POOL ASSETS IF THE CUMULATIVE AMOUNT ORIGINATED BY PARTIES OTHER THAN THE SPONSORS OR THEIR AFFILIATES IS MORE THAN 10% OF THE POOL ASSETS.]

[INCLUDE ALL INFORMATION REQUIRED TO BE DISCLOSED UNDER ITEM 1110(b) OF REGULATION AB FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[INCLUDE UNDERWRITING CRITERIA FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[If any originator is required to repurchase or replace a pool asset for breach of a representation and warranty, INCLUDE information regarding SUCH originator's financial condition to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities.]

The Depositor

3650 REIT Commercial Mortgage Securities II LLC, the depositor (the “Depositor”), is a [wholly-owned subsidiary] of 3650 REIT, the sponsor. The depositor is a Delaware limited liability company. The principal executive offices of the depositor are located at 2977 McFarlane Rd., Suite 300, Miami, Florida 33133. Its telephone number is (213) 448-5754. The depositor will not have any material assets.

After establishing the issuing entity, the depositor will have minimal ongoing duties with respect to the notes and the Mortgage Loans. The depositor’s ongoing duties will include: (i) paying any ongoing fees (such as surveillance fees) of the Rating Agencies, (ii) promptly delivering to the note administrator any document that comes into the depositor’s possession that constitutes part of the Mortgage File or servicing file for any Mortgage Loan, (iii) upon discovery of a breach of any of the representations and warranties of the master servicer, the special servicer or the operating advisor which materially and adversely affects the interests of the Noteholders, giving prompt written notice of such breach to the affected parties, (iv) indemnifying the issuing entity, the indenture trustee, the note administrator, the operating advisor, the asset representations reviewer, the master servicer and the special servicer for any loss, liability or reasonable expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred by such parties arising from the depositor’s willful misconduct, bad faith, fraud and/or negligence in the performance of its duties contained in the indenture and servicing agreement or by reason of negligent disregard of its obligations and duties under the indenture and servicing agreement, and (v) signing any annual report on Form 10-K, including the required certification in Form 10-K under the Sarbanes-Oxley Act of 2002, and any Distribution Reports on Form 10-D and current reports on Form 8-K required to be filed by the issuing entity.

The depositor purchases commercial mortgage loans and interests in commercial mortgage loans for the purpose of selling those assets to issuing entities for securitization and does not engage in any activities unrelated to those securitizations.

On the Closing Date, the depositor will acquire the Mortgage Loans from the sponsor and will simultaneously sell the Mortgage Loans, without recourse, to the issuing entity who will pledge the Mortgage Loans to the indenture trustee for the benefit of the Noteholders.

The depositor remains responsible under the indenture and servicing agreement for providing the master servicer, the special servicer, note administrator and indenture trustee with certain information and other assistance requested by those parties and reasonably necessary to performing their duties under the indenture and servicing agreement. The depositor also remains responsible for mailing notices to the Noteholders upon the appointment of certain successor entities under the indenture and servicing agreement.

The Issuing Entity

The issuing entity, [NAME OF ISSUING ENTITY] is a [FORM OF ISSUING ENTITY]. It was formed on [DATE] in connection with the transactions described in this Prospectus. The Issuing Entity’s principal offices are located at 2977 McFarlane Rd., Suite 300, Miami, Florida 33133, telephone number (310) 862-9994. The Issuing Entity has no significant prior operating experience.

The Notes are not the obligations of the Note Administrator, the Indenture Trustee, the Operating Advisor, the Servicer, the Special Servicer, the underwriters or any of their respective affiliates or any directors or officers of the Issuing Entity.

On or prior to the Closing Date, all of the limited liability company membership interests of the Issuing Entity (the “Membership Interests”) will be issued to the Depositor.

As long as any Offered Note is outstanding, in addition to compliance with the U.S. Risk Retention Rules, the Depositor will not be permitted to transfer, pledge or hypothecate any retained or repurchased Notes or the Membership Interests, as applicable, to any other person or entity unless (i)(A) 100% of the retained or repurchased Notes and the Membership Interests are transferred, pledged or hypothecated to a Qualified REIT Subsidiary, or other disregarded entity, of 3650 Real Estate Investment Trust 2 LLC, or (B) 100% of the retained or repurchased Notes and the Membership Interests are transferred, pledged or hypothecated to another REIT, or a Qualified REIT Subsidiary or other disregarded entity of another REIT, or (ii) with respect to such transfer, pledge or hypothecation, the Issuing Entity receives a satisfactory opinion of counsel from Cadwalader, Wickersham & Taft LLP, or another nationally recognized tax counsel, to the effect that upon such transfer, pledge or hypothecation the Issuing Entity will continue to be treated as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes.

Capitalization

The initial proposed capitalization and indebtedness of the Issuing Entity as of the Closing Date, after giving effect to the issuance of the Notes (before deducting the expenses of the Offering), is set forth below:

Amount
Class [__] Notes	$[___]
Class [__] Notes	$[___]
Class [__] Notes	$[___]
Total Capitalization	$[___]

The value of the Membership Interests in the Issuing Entity is nominal.

Business

The Issuing Entity is structured as a special purpose entity that is intended to operate in a bankruptcy remote manner. The business of the Issuing Entity is limited pursuant to the terms of its limited liability company agreement (“LLC Agreement”) to [(a) acquiring, owning, holding, servicing, managing, developing, operating, selling, assigning, transferring, pledging, financing, refinancing, rehabilitating, restructuring or otherwise dealing with or realizing upon the Mortgage Loans; (b) being a member, partner or similar owner of, and establishing, owning, pledging, selling, transferring and assigning and otherwise dealing with interests in, direct or indirect subsidiaries; and (c) entering into the Indenture and the related Mortgage Loan Purchase Agreement (collectively, the “Transaction Documents”) and any other documents relating to the sale, transfer, pledge or servicing of the Mortgage Loans and taking the actions and performing the obligations contemplated thereby. Pursuant to the Indenture, the Issuing Entity may not engage in any business, other than that required in connection with the issuance of the Notes or the administration of the Mortgage Loans in accordance with the Transaction Documents]. As described further under “Indenture and Servicing Agreement” in this Prospectus, the collection, operation, sale, restructuring and liquidation of the Mortgage Loans will be conducted principally by the Servicer and the Special Servicer on behalf of the Issuing Entity.

Independent Manager

As described below, so long as any Notes or indebtedness, liabilities and obligations of the Issuing Entity and its direct and indirect subsidiaries under or in connection with the Indenture and the other Transaction Documents in effect as of any date of determination (“Obligations”) are outstanding, the Issuing Entity may not take specified actions without the unanimous consent of the members as well as the consent of the independent manager (the “Independent Manager”). The Independent Manager must be an individual who has prior experience as an independent director, independent manager or independent member and who is provided by a nationally-recognized company, in each case that is not an affiliate of the Issuing Entity and that provides professional independent managers in the ordinary course of its business, and which individual has not during the last five years been, and will not while serving as Independent Manager be, any of the following:

•	a member, equityholder, manager, director, officer or employee of the Issuing Entity or any of its respective equityholders or affiliates (other than his or her service as an independent manager, special member, springing member or similar capacity of the Issuing Entity or an affiliate of the Issuing Entity);
•	a creditor, supplier or service provider (including provider of professional services) to the Issuing Entity or any of its equityholders or affiliates (other than an independent manager provided by a nationally-recognized company that routinely provides professional independent managers and other corporate services to the Issuing Entity or any of its equityholders or affiliates in the ordinary course of its business);
•	a family member of any such member, equityholder, manager, director, officer, employee, creditor, supplier or service provider; or
•	a person that controls (whether directly, indirectly or otherwise) any of the above.

  A person who otherwise satisfies the above requirements and falls within the first bullet above by reason of being the independent manager of a “special purpose entity” affiliated with the Issuing Entity will be qualified to serve as an independent manager of the Issuing Entity; provided, that the fees that such individual earns from serving as an independent manager of affiliates of the Issuing Entity in any given year constitute in the aggregate less than 10% of such individual’s annual income for that year.

The LLC Agreement of the Issuing Entity contains special purpose entity provisions that prohibit the Issuing Entity from taking the following actions:

•	[guaranteeing any obligation of any person, including any affiliate, or becoming obligated for the debts of any other person or holding out its credit as being available to pay the obligations of any other person (other than as provided by the Indenture and the other Transaction Documents);
•	engaging in any business or activity other than as set forth in the Issuing Entity’s LLC Agreement;
•	incurring, creating or assuming any indebtedness, other than as permitted under the Indenture and the other Transaction Documents or for trade accounts payable for customary and reasonable expenses incurred in the ordinary course of business;
•	making or permitting to remain outstanding any investment in any person, including any loaning or advancing to, or owning or acquiring any stock or securities of, any person, except that the

Issuing Entity may invest in those investments permitted under the Indenture and the other Transaction Documents;
•	forming, acquiring or holding any subsidiary (whether corporate, partnership, limited liability company or other), other than as permitted under the Indenture and the other Transaction Documents;
•	to the fullest extent permitted by applicable law, dissolving or liquidating the Issuing Entity, in whole or in part, except as permitted pursuant to the Indenture and the other Transaction Documents; or
•	consolidating or merging the Issuing Entity with or into any other person or selling, leasing, assigning, conveying or otherwise transferring all or substantially all of the properties and assets of the Issuing Entity to any person, except as permitted pursuant to the Indenture and the other Transaction Documents.]

Additionally, so long as any Obligations are outstanding, (i) the Independent Manager’s consent will be required for the Issuing Entity to take any Bankruptcy Action (as defined in the Issuing Entity’s LLC Agreement), and (ii) such organizational documents must provide that the Independent Manager may not be removed until such time as his or her successor has been appointed and has assumed his or her responsibilities and duties as an Independent Manager as set forth in the Issuing Entity’s LLC Agreement.

Liabilities of the Issuing Entity

Other than the Notes and liabilities relating to the operation of its Mortgage Loans as accounts payable, the Issuing Entity will initially have no outstanding material liabilities for financial statement purposes.

The Indenture Trustee

[_______] will act as indenture trustee on behalf of the Noteholders pursuant to the indenture and servicing agreement.

[DISCLOSURE TO BE ADDED REGARDING THE INDENTURE TRUSTEE AND A DESCRIPTION OF INDENTURE TRUSTEE’S EXPERIENCE SERVING AS A INDENTURE TRUSTEE FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109]

The parties to this transaction may maintain banking and other commercial relationships with [______] and its affiliates.

[________] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_________] does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as indenture trustee.

The responsibilities of the indenture trustee are set forth in the indenture and servicing agreement. A discussion of the role of the indenture trustee and its continuing duties, including: 1) any actions required by the indenture trustee, including whether notices are required to investors, rating agencies or other third parties, upon an event of default, potential event of default (and how defined) or other breach of a transaction covenant and any required percentage of a class or classes of asset-backed securities that is needed to require the indenture trustee to take action, 2) limitations on the indenture trustee’s liability under the transaction agreements regarding the asset-backed securities transaction, 3) any indemnification provisions that entitle the indenture trustee to be indemnified from the cash flow that otherwise would be used to pay the asset-backed securities, and 4) any contractual provisions or understandings regarding the indenture trustee’s removal, replacement or resignation, as well as how the expenses associated with changing from one indenture trustee to another indenture trustee will be paid, is set forth in this prospectus under “Indenture and Servicing Agreement”. In its capacity as indenture trustee on commercial mortgage loan securitizations, [_______] and its affiliates are generally required to make an advance if the related servicer or special servicer fails to make a required advance. See “Indenture and Servicing Agreement—Advances”.

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Noteholders and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the indenture trustee and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The indenture trustee will only be liable under the indenture and servicing agreement to the extent of the obligations specifically imposed by the indenture and servicing agreement. For further information regarding the duties, responsibilities, rights and obligations of the indenture trustee under the indenture and servicing agreement, including those related to indemnification, see “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the indenture and servicing agreement regarding the indenture trustee’s removal, replacement or resignation are described under “Indenture and Servicing Agreement—Resignation and Removal of the Indenture Trustee and the Note Administrator”.

The information set forth under this sub-heading has been provided by [_______].

The Note Administrator

[_________] will act as the note administrator and custodian under the indenture and servicing agreement. The note administrator will also be the 17g-5 Information Provider under the indenture and servicing agreement.

[DISCLOSURE TO BE ADDED REGARDING THE NOTE ADMINISTRATOR AND DESCRIPTION OF NOTE ADMINISTRATOR’S EXPERIENCE SERVING AS A NOTE ADMINISTRATOR FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109 OF REGULATION AB]

Under the terms of the indenture and servicing agreement, the note administrator is responsible for securities administration, which includes pool performance calculations, payment calculations and related payments to noteholders and the preparation of monthly payment reports. The note administrator is responsible, to the extent required under the indenture and servicing agreement, for the preparation of monthly reports on Form 10-D, certain Current Reports on Form 8-K and Annual Reports on Form 10-K that are required to be filed with the SEC on behalf of the issuing entity. [_________] is acting as custodian of the mortgage loan files pursuant and subject to the indenture and servicing agreement. In that capacity, [_______] is responsible to hold and safeguard the mortgage notes and other contents of the mortgage files on behalf of the indenture trustee and the Noteholders. [________] maintains each mortgage loan file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor.]

[________] serves or may have served within the past [___] years as loan file custodian for various mortgage loans owned by one or more of the sponsors or an affiliate of one or more of the sponsors, and one or more of those mortgage loans may be included in the issuing entity. The terms of any custodial agreement under which those services are provided by [__________] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Noteholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the note administrator and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The note administrator will only be liable under the indenture and servicing agreement to the extent of the obligations specifically imposed by the indenture and servicing agreement. For further information regarding the duties, responsibilities, rights and obligations of the note administrator under the indenture and servicing agreement, including those related to indemnification, see “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the indenture and servicing agreement regarding the note administrator’s removal, replacement or resignation are described under “Indenture and Servicing Agreement—Resignation and Removal of the Indenture Trustee and the Note Administrator”.

The foregoing information set forth under this heading “—The Note Administrator” has been provided by [___________].

The Master Servicer

[__________] will act as the master servicer for all of the Mortgage Loans to be deposited into the issuing entity and the Serviced Companion Loans.

[DISCLOSURE TO BE ADDED REGARDING THE MASTER SERVICER AND DESCRIPTION OF THE MASTER SERVICER’S EXPERIENCE SERVING AS A MASTER SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

[DISCLOSURE WILL BE ADDED REGARDING THE MASTER SERVICER’S FINANCIAL CONDITION TO THE EXTENT THERE IS A MATERIAL RISK THAT THE EFFECT ON ONE OR MORE ASPECTS OF SERVICING RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE NOTES AS REQUIRED UNDER ITEM 1108 OF REGULATION AB.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Noteholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the master servicer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The master servicer will have various duties under the indenture and servicing agreement. Certain duties and obligations of the master servicer are described under “Indenture and Servicing Agreement—General” and “—Enforcement of “Due-on-Sale” and “Due-on-Encumbrance Provisions”. The master servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loan), and the effect of that ability on the potential cash flows from such Mortgage Loans, are described under “Indenture and Servicing Agreement—Modifications, Waivers and Amendments”. The master servicer’s obligations as the servicer to make advances, and the interest or other fees charged for those advances and the terms of the master servicer’s recovery of those advances, are described under “Indenture and Servicing Agreement—Advances”.

The master servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans, the Serviced Companion Loans. On occasion, the master servicer may have custody of certain of such documents as are necessary for enforcement actions involving the Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent the master servicer performs custodial functions as a servicer, documents will be maintained in a manner consistent with the Servicing Standard.

The master servicer will only be liable under the indenture and servicing agreement to the extent of the obligations specifically imposed by the indenture and servicing agreement. Certain terms of the indenture and servicing agreement regarding the master servicer’s removal, replacement or resignation are described under “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”, “—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events”, “—Rights Upon Servicer Termination Event” and “—Waiver of Servicer Termination Event”. The master servicer’s rights and obligations with respect to indemnification, and certain limitations on the master servicer’s liability under the indenture and servicing agreement, are described under “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”.

[Neither the master servicer nor any of its affiliates intends to retain any notes issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Principal Balance of the Class [___] notes for investment] [IF APPLICABLE, DESCRIBE ANY RIGHT TO RETAIN A PORTION OF THE MASTER SERVICING FEE EVEN IF THE MASTER SERVICER IS NO LONGER ACTING IN THAT CAPACITY] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The information set forth above under this heading “Transaction Parties—The Master Servicer” has been provided by [________].

The Non-Serviced Master Servicer [DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER][___] is the master servicer of the Non-Serviced Whole Loan under the indenture and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the master servicer with respect to the Non-Serviced Whole Loan are similar to those of the master servicer of the Mortgage Loans (other than Non-Serviced Mortgage Loan) under the indenture and servicing agreement, and are further summarized in this prospectus under “Indenture and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan”.

[Information similar to that provided above for the master servicer will be provided.]

[The foregoing information under this heading “Transaction Parties—The Non-Serviced Master Servicer” has been provided by [_________].

The Special Servicer

[___] will initially be appointed to act as the special servicer under the indenture and servicing agreement. In such capacity, the special servicer will be responsible for the servicing and administration of the Specially Serviced Loans and REO Properties pursuant to the indenture and servicing agreement.

[DISCLOSURE TO BE ADDED REGARDING THE SPECIAL SERVICER AND DESCRIPTION OF THE SPECIAL SERVICER’S EXPERIENCE SERVING AS A SPECIAL SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

The special servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Owned Subordinate Companion Loan. The special servicer may from time to time have custody of certain of such documents as necessary for enforcement actions involving particular Mortgage Loans or the Owned Subordinate Companion Loan or otherwise. To the extent that the special servicer has custody of any such documents for any such servicing purposes, such documents will be maintained in a manner consistent with the Servicing Standard.

The special servicer will not have any material advancing rights or obligations. In certain instances, the special servicer may have the right or be obligated to make property related servicing advances in emergency situations.

[[____] occasionally engages consultants to perform property inspections and to provide surveillance on a property and its local market; it currently does not have any plans to engage sub-servicers to perform on its behalf any of its duties with respect to this transaction with the exception of some outsourced base servicing functions.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Noteholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

[____] is an affiliate of the entity expected to purchase the [SPECIFIC CLASSES] notes (and may purchase certain other classes of notes) and be appointed as the initial Directing Holder. For a description of any other material affiliations, relationships and related transactions between the special servicer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The special servicer’s role and responsibilities are set forth in this prospectus under “Indenture and Servicing Agreement”. The special servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loans, and the effect of that ability on the potential cash flows from such Mortgage Loans and the related Serviced Companion Loans, are described under “Indenture and Servicing Agreement—Modifications, Waivers and Amendments”.

The special servicer will only be liable under the indenture and servicing agreement to the extent of the obligations specifically imposed by the indenture and servicing agreement. Certain terms of the indenture and servicing agreement regarding the special servicer’s removal, replacement, resignation or transfer are described under “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”, “—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events” and “—Rights Upon Servicer Termination Event”. The special servicer’s rights and obligations with respect to indemnification, and certain limitations on the special servicer’s liability under the indenture and servicing agreement, are described under “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”.

[Neither the special servicer nor any of its affiliates intends to retain any notes issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Principal Balance of the Class [___] notes for investment] [TO THE EXTENT APPLICABLE, DISCLOSURE TO BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE SPECIAL SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE SPECIAL SERVICER TO OFFSET THE RISK POSITION HELD]

The foregoing information under this heading “Transaction Parties—The Special Servicer” has been provided by [____].

The Non-Serviced Special Servicer [TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]

[___] is the special servicer of the Non-Serviced Whole Loan under the indenture and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the special servicer with respect to the Non-Serviced Whole Loan are similar to those of the special servicer of the mortgage loans under the indenture and servicing agreement, and are further summarized in this prospectus under “Indenture and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan”.

[Information similar to that provided above for the special servicer will be provided.]

The foregoing information under this heading “Transaction Parties—The Non-Serviced Special Servicer” has been provided by [_________].

[OTHER SERVICERS]

[TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS SUCH AS PRIMARY SERVICERS OR SUB-SERVICERS]

The Operating Advisor

[_____] (“[____]”), a [_____], will act as operating advisor under the indenture and servicing agreement. The operating advisor will have certain review and consultation duties with respect to activities of the special servicer.

[DISCLOSURE TO BE ADDED REGARDING THE OPERATING ADVISOR AND A DESCRIPTION OF OPERATING ADVISOR’S EXPERIENCE SERVING AS AN OPERATING ADVISOR FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Noteholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the operating advisor and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The operating advisor will only be liable under the indenture and servicing agreement to the extent of the obligations specifically imposed by the indenture and servicing agreement. For further information regarding the duties, responsibilities, rights and obligations of the operating advisor under the indenture and servicing agreement, including those related to indemnification, see “Indenture and Servicing Agreement—The Operating Advisor” and “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the indenture and servicing agreement regarding the operating advisor’s removal, replacement, resignation or transfer are described under “Indenture and Servicing Agreement—The Operating Advisor”.

[DISCLOSURE TO BE ADDED DESCRIBING HOW THE OPERATING ADVISOR SATISFIES THE REQUIREMENTS OF “ELIGIBLE OPERATING ADVISOR”]

The foregoing information under this heading “Transaction Parties—The Operating Advisor” has been provided by [_______].

The Asset Representations Reviewer

[_____] (“[____]”), a [_____], will act as asset representations reviewer under the indenture and servicing agreement. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of Noteholders vote to direct a review of such delinquent mortgage loans. [IN CONNECTION WITH ANY SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER MAY BE DELEGATED THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE SERVICED COMPANION LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THAT INDENTURE AND SERVICING AGREEMENT, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING

ENTITY CREATED UNDER THAT INDENTURE AND SERVICING AGREEMENT. ALSO, IN CONNECTION WITH ANY NON-SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER IS REQUIRED TO DELEGATE TO THE ASSET REPRESENTATIONS REVIEWER APPOINTED UNDER THE NON-SERVICED SERVICING AGREEMENT THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE NON-SERVICED MORTGAGE LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THE INDENTURE AND SERVICING AGREEMENT FOR THIS TRANSACTION, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY FOR THIS TRANSACTION.]

[DISCLOSURE TO BE ADDED REGARDING THE ASSET REPRESENTATIONS REVIEWER AND A DESCRIPTION OF ASSET REPRESENTATIONS REVIEWER’S EXPERIENCE SERVING AS AN ASSET REVIEWER FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Noteholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the asset representations reviewer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The asset representations reviewer will only be liable under the indenture and servicing agreement to the extent of the obligations specifically imposed by the indenture and servicing agreement, and no implied duties or obligations may be asserted against the asset representations reviewer. [DESCRIBE ANY LIMITATIONS ON THE ASSET REPRESENTATIONS REVIEWER’S LIABILITY UNDER THE INDENTURE AND SERVICING AGREEMENT]

For further information regarding the duties, responsibilities, rights and obligations of the asset representations reviewer under the indenture and servicing agreement, including those related to indemnification, see “Indenture and Servicing Agreement—The Asset Representations Reviewer” and “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the indenture and servicing agreement regarding the asset representations reviewer’s removal, replacement, resignation or transfer are described under “Indenture and Servicing Agreement—The Asset Representations Reviewer”.

The foregoing information under this heading “Transaction Parties—The Asset Representations Reviewer” has been provided by [_________].

Credit Risk Retention

General

[INCLUDE FOR ANY TRANSACTION WHERE A PORTION OF THE REQUIRED CREDIT RISK RETENTION IS SATISFIED BY CREDIT RISK RETENTION HELD BY AN ORIGINATOR: The conditions permitting the allocation of credit risk retention to an originator will be satisfied on the Closing Date.]

[DISCLOSURE TO BE ADDED IF THE SPONSOR INTENDS TO RETAIN A HORIZONTAL INTEREST IN THE TRANSACTION:]

[We expect that 3650 REIT [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR] will acquire [in the aggregate] the notes identified in the table below]:

Class of Notes	[Estimated Range of] Principal Balance of Retained Notes and Their Fair Values(1)
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

  _____________________
(1)	[The fair value of the applicable principal balance of the indicated class of notes expressed as a percentage of the fair value of all of the notes issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the notes, see “-Determination of Amount of Required Credit Risk Retention”. [BRACKETED TEXT IN THIS FOOTNOTE WILL BE INCLUDED FOR THE PRELIMINARY PROSPECTUS ONLY.]]

The aggregate fair value of the notes identified in the above table is equal to or greater than 5% of the aggregate fair value of all the notes issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase $[_______] Principal Balance of the Class [__] notes identified in the table above [for cash on the Closing Date][through a reduction in the price received by [______] from the depositor for the mortgage loans sold by [_________] to the depositor on the Closing Date] in an amount equal to $[________].]] For a description of the material terms of the classes of notes identified in the table above, see “Description of the Notes”.

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A VERTICAL INTEREST IN THE TRANSACTION:]

[3650 REIT [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the notes identified in the table below]:

Class of Notes	Principal Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

  _____________________
(1)	Represents [5]% of each class of notes issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL PRINCIPAL BALANCE OF THE INDICATED CLASSES OF NOTES, A SEPARATE PRINCIPAL BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

[IN THE ALTERNATIVE, THE ELIGIBLE VERTICAL INTEREST MAY BE EVIDENCED AS A SINGLE CLASS OF NOTES WITH THE SAME AGGREGATE PAYMENT CHARACTERISTICS OF [5]% OF THE OTHER CLASSES OF NOTES IN THE SECURITIZATION.]

For a description of the material terms of the classes of notes identified in the table above, see “Description of the Notes”. [[NAME OF ORIGINATOR] is expected to purchase the notes identified in the table above as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[________].]]

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A COMBINATION OF A VERTICAL INTEREST AND A HORIZONTAL INTEREST:]

[3650 REIT [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the notes identified in the table below]:

Vertical Interest:

Class of Notes	Principal Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

  _____________________
(1)	Represents [__]% of each class of notes issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL PRINCIPAL BALANCE OF THE INDICATED CLASSES OF NOTES, A SEPARATE PRINCIPAL BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

[IN THE ALTERNATIVE, THE ELIGIBLE VERTICAL INTEREST MAY BE EVIDENCED AS A SINGLE CLASS OF NOTES WITH THE SAME AGGREGATE PAYMENT CHARACTERISTICS OF [5]% OF THE OTHER CLASSES OF NOTES IN THE SECURITIZATION.]

Horizontal Interest:

Class of Notes	[Estimated Range of] Fair Value of Principal Balance(1)
Class [__]	N/A
Class [__]	N/A
Class [__]	N/A
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
  _____________________
(1)	The fair value of the applicable principal balance of the indicated class of notes expressed as a percentage of the fair value of all of the notes issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the notes, see “-Determination of Amount of Required Credit Risk Retention”. [IF ONE OR MORE 20% ORIGINATORS

PURCHASES A PORTION OF THE TOTAL PRINCIPAL BALANCE OF THE INDICATED CLASSES OF NOTES, A SEPARATE PRINCIPAL BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED HORIZONTAL CREDIT RISK RETENTION.]

[The aggregate fair value of the Class [__] and Class [__] notes identified in the above table titled “Horizontal Interest” is equal to [__]% of the aggregate fair value of all notes issued by issuing entity. The aggregate principal balance of the Class [__] and Class [__] notes identified in the above table titled “Vertical Interest” is equal to [__]% of the aggregate principal balance of all notes issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase the notes identified in the [two] prior tables as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[________].]] For a description of the material terms of the classes of notes identified in the table above, see “Description of the Notes”.

The operating advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION]. The operating advisor is required to be an Eligible Operating Advisor. For information regarding the operating advisor, a description of how the operating advisor satisfies the requirements of an Eligible Operating Advisor, a description of the material terms of the indenture and servicing agreement with respect to the operating advisor, the operating advisor’s compensation, and any material conflicts of interest or material potential conflicts of interest between the operating advisor and another party to this securitization transaction, see “Transaction Parties—The Operating Advisor”, “Indenture and Servicing Agreement—The Operating Advisor”, “Indenture and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Operating Advisor Compensation” and “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Operating Advisor”.

[3650 REIT][MORTGAGE LOAN SELLER] will make the representations and warranties identified on Annex D-1, subject to certain exceptions to such representations and warranties set forth in Annex D-2. [INSERT APPLICABLE FACTORS USED BY 3650 REIT TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]

[MORTGAGE LOAN SELLER] will make the representations and warranties identified on Annex D-1, subject to certain exceptions to such representations and warranties set forth in Annex D-2. [INSERT APPLICABLE FACTORS USED BY MORTGAGE LOAN SELLER TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]

[IN THE EVENT THAT THE SPONSORS SATISFY THEIR CREDIT RISK RETENTION OBLIGATIONS THROUGH A COMBINATION OF HORIZONTAL RETENTION, VERTICAL RETENTION AND THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST, THE INFORMATION IN THE INDICATED SECTIONS ABOVE WILL BE PROVIDED AS REQUIRED.]

Determination of Amount of Required Credit Risk Retention

[THIS SECTION WILL BE REVISED AS NECESSARY TO THE EXTENT THE SPONSOR ELECTS TO SATISFY ITS REQUIRED CREDIT RISK RETENTION WITHOUT A SALE TO ONE OR MORE THIRD-PARTY PURCHASERS] [BRACKETED TEXT IN THE SECTION BELOW WILL BE INCLUDED FOR THE PRELIMINARY PROSPECTUS ONLY.]

General

A number of inputs factored into the sponsor’s determination of the [range of] fair value[s] of the classes of notes presented above. The sponsor computed the [range of] fair value[s] of the Class [__],

Class [__] and Class [__] notes (the “Investment Grade Notes”), the [CLASS X] notes (the “Interest-Only Notes”) and the Control Eligible Notes in the manner described below of the applicable class of notes.

Investment Grade Notes

Based on the Modeling Assumptions and assuming a 0% CPR prepayment rate, the sponsor calculated what the expected scheduled principal payments on each class of notes would be over the course of the transaction (for each class of notes, the “Scheduled Note Principal Payments”) based on when principal payments were required to be made under the terms of the underlying mortgage loan documents during each Collection Period and which classes of notes would be entitled to receive principal payments based on the note payment priorities described in “Description of the Notes—Payments on the Notes—Priority of Payments”. On the basis of the Scheduled Note Principal Payments, the sponsor calculated the weighted average life for each class of Investment Grade Notes.

Swap Yield Curve.

The sponsor utilized the [assumed] swap yield curve in the table below in determining the [range of] fair value[s] of the Investment Grade Notes. [The actual swap yield curve that will be used as a basis for determining the price of the Investment Grade Notes is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair market value calculations. For an expected range of values at specified points along the swap yield curve, see the table below titled “Range of Swap Yield Curve Values”. The sponsor identified the range presented in the table below at each maturity on the swap yield curve as [__]% higher and lower from the percent on the swap yield curve, which is the sponsor’s estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the notes[, based on historical moves over the past [____] years.].]

[INSERT SWAP YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF SWAP YIELD CURVE VALUES AT SPECIFIED MATURITIES]

Based on the swap yield curve, the sponsor will determine for each class of Investment Grade Notes the swap yield reflected on the swap yield curve (the “Interpolated Yield”) that corresponds to that class’s weighted average life, by using a straight-line interpolation if the weighted average life does not correspond to a specified maturity on the swap yield curve.

Credit Spread Determination.

The sponsor determined the credit spread for each class of notes on the basis of market bids obtained for [similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER NOTE CHARACTERISTICS USED]] as the related class of notes as of the date of this prospectus][each class of notes from prospective investors]. [The credit spread for a particular class of notes at the time of pricing is not known at this time and differences in the then-current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair market values. The sponsor identified the range presented in the table below as [__]% higher and lower from the base case credit spread percentage, which is the sponsor’s estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the notes[, based on historical moves over the past [____] years.].]

[Range of] Credit Spreads for the Investment Grade Notes
Class of Notes	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination.

The discount yield (the “Discount Yield”) for each class of notes is the sum of the Interpolated Yield for such class and the related credit spread [established at pricing]. [For an expected range of values for each class of Investment Grade Notes, see the table titled “Range of Discount Yields for the Investment Grade Notes” below. The sponsor identified the range presented in the table below for each such class of notes as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Investment Grade Notes
Class of Notes	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Sizes.

The sponsor was provided credit support levels for each class of notes by each Rating Agency. Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the sponsor determined the highest required credit support level of the Rating Agencies selected to rate a particular class of notes (the “Constraining Level”). [In certain circumstances the sponsor elected not to engage each Rating Agency for particular classes of notes, based in part on the credit support levels provided by that Rating Agency. See “Risk Factors - Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Notes; Ratings of the Notes Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”.] The Principal Balance for the class[es] of notes with the highest credit rating was determined by multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class’s Constraining Level. For each other subordinate class of notes, that class’s Principal Balance was determined by multiplying the Initial Pool Balance by a percentage equal to the difference of the Constraining Level for the immediately senior class of notes minus such subordinate class’s Constraining Level.

[Target Price Determination.

The sponsor determined a target price (the “Target Price”) for each class of notes on the basis of the price (expressed as a percentage of the principal balance of that class) that similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER NOTE CHARACTERISTICS USED] have priced at in recent securitization transactions. The Target Price was utilized for each class of Investment Grade Notes is set forth in the table below. [The Target Prices utilized by the sponsor have not changed materially during the prior year.]]

Class of Notes	Target Price
Class [__]	[__]%
Class [__]	[__]%
Class [__]	[__]%

Determination of [Assumed] Note Coupon.

Based on the Target Price, the Discount Yield and the Scheduled Note Principal Payments for each class of Investment Grade Notes, the sponsor determined the [assumed] note coupon (the “[Assumed] Note Coupon”) by calculating what coupon would be required to be used based on the Scheduled Note Principal Payments for such class of notes in order to achieve the related Target Price for that class of notes when utilizing the related Discount Yield in determining that Target Price. The [Assumed] Note Coupon for each class of notes [and Range of [Assumed] Note Coupons generated as a result of the range of possible Discount Yields] is set forth in the table below.

[Range of Assumed] Note Coupons for the Investment Grade Notes
Class of Notes	[Low Estimate of Assumed Note Coupons]	[Base Case Assumed] Note Coupon	[High Estimate of Assumed Note Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Expected] Price.

Based on the [Assumed] Note Coupons, the Discount Yield and the Scheduled Note Principal Payments for each class of Investment Grade Notes, the sponsor determined the price (the “[Expected] Price”) express as a percent of the principal balance of that class by determining the net present value of the Scheduled Note Principal Payments accruing at the related [Assumed] Note Coupon discounted at the related Discount Yield; however, if the [Assumed] Note Coupon for any class of Investment Grade Notes is greater than or equal to the WAC Rate, then the WAC Rate was used for the foregoing calculation. [The sponsor determined the [Expected] Price for each class of Investment Grade Notes based on the low estimate and high estimate of Assumed Note Coupons. The lower the [Assumed] Note Coupon, the higher the corresponding [Expected] Price for a class of notes will be, therefore, the low range of fair market values of the Investment Grade Notes will correspond to the high range of the estimate of potential [Assumed] Note Coupons and correspondingly, the high range of fair market values of the Investment Grade Notes will correspond to the low range of the estimate of potential Assumed Note Coupons.]

Interest-Only Notes

Based on the Modeling Assumptions, the sponsor calculated what the expected scheduled interest payments on each class of Interest-Only Notes would be over the course of the transaction (for each class of notes, the “Scheduled Note Interest Payments”) based on the related Interest Rate and Notional Amount.

Treasury Yield Curve.

The sponsor utilized the [assumed] treasury yield curve in the table below in determining the [range of] fair value[s] of the Interest-Only Notes. [The actual treasury yield curve that will be used as a basis for determining the price of the Interest-Only Notes is not known at this time and differences in the treasury yield curve will ultimately result in higher or lower fair market value calculations. For an expected range of values at specified points along the treasury yield curve, see the table below titled “Range of Treasury Yield Curve Values”. The sponsor identified the range presented in the table below at each maturity on the treasury yield curve as [__]% higher and lower from the percent on the treasury yield curve, which is the sponsor’s estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the notes.]

[INSERT TREASURY YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF TREASURY YIELD CURVE VALUES]

Based on the treasury yield curve, the sponsor [will] determine[d] for each class of Interest-Only Notes the yield reflected on the treasury yield curve (the “Interpolated Yield”) that corresponds to that class’s weighted average life, by using a straight-line interpolation if the weighted average life does not correspond to a specified maturity on the treasury yield curve.

Credit Spread Determination.

The sponsor determined the credit spread for each class of Interest-Only Notes on the basis of market bids obtained for similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER NOTE CHARACTERISTICS USED]] as the related class of Interest-Only Notes as of the date of this prospectus] [each class of Notes from prospective investors]. [The credit spread for a particular class of Interest-Only Notes at the time of pricing is not known at this time and differences in the then-current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair market values. The sponsor identified the range presented in the table below as [__]% higher and lower from the base case credit spread percentage, which is the sponsor’s estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the notes[, based on historical moves over the past [____] years.].]

[Range of] Credit Spreads for the Interest-Only Notes
Class of Notes	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination.

The discount yield (the “Discount Yield”) for each class of Interest-Only Notes is the sum of the Interpolated Yield for such class and the related credit spread. [For an expected range of values for each class of Interest-Only Notes, see the table titled “Range of Discount Yields for the Interest-Only Notes” below. The sponsor identified the range presented in the table below for each such class of notes as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Interest-Only Notes
Class of Notes	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Assumed] Note Coupon.

Based on the [range of Assumed] Note Coupons determined for the Principal Balance Notes, the sponsor determined the [range of Assumed] Note Coupon for each class of Interest-Only Notes based on the defined Interest Rate for such class of Interest-Only Notes. The [Assumed] Note Coupon for each class of Interest-Only Notes [and Range of Assumed Note Coupons calculated on the basis of the range of Assumed Note Coupons for the applicable classes of Principal Balance Notes] is set forth in the table below.

[Range of Assumed] Note Coupons for the Interest-Only Notes
Class of Notes	[Low Estimate of Assumed Note Coupons]	[Base Case Assumed] Note Coupon	[High Estimate of Assumed Note Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Expected] Price.

Based on the [Assumed] Note Coupons, the Discount Yield and the Scheduled Note Interest Payments for each class of Interest-Only Notes, the sponsor determined the price (the “[Expected] Price”) expressed as a percent of the Notional Amount of that class by determining the net present value of the Scheduled Note Interest Payments accruing at the related Assumed Note Coupon discounted at the related Discount Yield. [The sponsor determined the Expected Price for each class of Interest-Only Notes based on the low estimate and high estimate of Assumed Note Coupons. The lower the Assumed Note Coupon, the higher the corresponding Expected Price for a class of notes will be, therefore, the low range of fair market values of the Interest-Only Notes will correspond to the high range of the estimate of potential Assumed Note Coupons and correspondingly, the high range of fair market values of the Interest-Only Notes will correspond to the low range of the estimate of potential Assumed Note Coupons.]

Control Eligible Notes

On the basis of the Scheduled Note Principal Payments, the sponsor calculated the weighted average life for each such class of Control Eligible Notes.

Determination of Class Size.

The sponsor determined the Principal Balance of each class of Control Eligible Notes in the same manner described above in “—Investment Grade Notes”.

Determination of [Expected] Price.

Based on the Assumed Note Coupons, the Discount Yield and the Scheduled Note Principal Payments for each class of Control Eligible Notes, the sponsor determined the price (the “[Expected] Price”) expressed as a percent of the Principal Balance of that class by determining the net present value of the Scheduled Note Principal Payments accruing at the related [Assumed] Note Coupon discounted at the related Discount Yield. [The sponsor determined the [Expected] Price for each class of Control Eligible Notes based on the low estimate and high estimate of Discount Yields. The lower the Discount Yield, the higher the corresponding [Expected] Price for a class of notes will be, therefore, the low range of fair market values of the Control Eligible Notes will correspond to the high range of the estimate of potential Discount Yields and correspondingly, the high range of fair market values of the Control Eligible Notes will correspond to the low range of the estimate of potential Discount Yields.]

Calculation of Fair Value.

Based on the [Expected] Price, the sponsor determined the fair market value of each class of notes by multiplying the [Expected] Price by the related Principal Balance. [The sponsor determined the range of fair market values for each class of notes based on the low estimate and high estimate of [Expected] Prices.]

[Qualifying CRE Loans

IF APPLICABLE, DISCLOSURE WILL INCLUDE (1) A DESCRIPTION OF THE MANNER IN WHICH THE SPONSOR DETERMINED THE AGGREGATE RISK RETENTION REQUIREMENT AFTER INCLUDING QUALIFYING CRE LOANS AND (2) DESCRIPTIONS OF THE QUALIFYING CRE LOANS AND DESCRIPTIONS OF THE MORTGAGE LOANS THAT ARE NOT QUALIFYING CRE LOANS, AND (3) THE MATERIAL DIFFERENCES BETWEEN THE TWO GROUPS OF LOANS WITH RESPECT TO COMPOSITION OF EACH GROUP’S LOAN BALANCES, LOAN TERMS, INTEREST RATES, BORROWER CREDIT INFORMATION, AND CHARACTERISTICS OF ANY LOAN COLLATERAL.]

[The sponsor has determined that [__]% of the Initial Pool Balance (the “Qualifying CRE Loan Percentage”) are comprised of mortgage loans that are Qualifying CRE Loans under Regulation RR of the Securities Act. See Annex A-1 for the identity of mortgage loans that are Qualifying CRE Loans and those that are Non-Qualifying CRE Loans.]

[The total required credit risk retention percentage (the “Required Credit Risk Retention Percentage”) for this transaction is [__]%. The Required Credit Risk Retention Percentage is equal to the product of the Qualifying CRE Loan Percentage and 5%. [IF MORE THAN 50% OF THE MORTGAGE LOANS ARE QUALIFYING CRE LOANS, THE QUALIFYING CRE LOAN PERCENTAGE WILL EQUAL 50%]]

[each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.]

[The table below presents the material characteristics of the Qualifying CRE Loans and the corresponding characteristics for each Non-Qualifying CRE Loans that did not satisfy the applicable underwriting standard under Regulation RR.]

Underwriting Standard for Qualifying CRE Loans	Qualified CRE Loans	Non-Qualified CRE Loans

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB. ]

[The depositor will file the certification relating to qualifying CRE loans if it intends to use the exemption under the risk retention rules.]

Description of the Notes

General

The notes will be issued pursuant to an indenture and servicing agreement, among the depositor, the issuing entity, the master servicer, the special servicer, the indenture trustee, the note administrator, the operating advisor and the asset representations reviewer (the “ISA”), and will represent non-recourse obligations of the issuing entity. Under the terms of the ISA, the issuing entity will grant to the indenture trustee, for the benefit of the holders of the Secured Notes and the indenture trustee (collectively, the “Secured Parties”) a security interest in the assets of the issuing entity to secure the obligations of the issuing entity under the ISA and the Secured Notes. The assets of the issuing entity will consist of: (1) the Mortgage Loans, the Owned Subordinate Companion Loan and all payments under and proceeds of the Mortgage Loans and the Owned Subordinate Companion Loan received after the Cut-off Date (exclusive of payments of principal and/or interest due on or before the Cut-off Date and interest relating to periods prior to, but due after, the Cut-off Date); (2) any REO Property but, with respect to any Whole Loan, only to the extent of the issuing entity’s interest in such Whole Loan; (3) those funds or assets as from time to time are deposited in the accounts discussed in “Indenture and Servicing Agreement—Accounts” (such accounts collectively, the “Securitization Accounts”) (but, with respect to any Whole Loan, only to the extent of the issuing entity’s interest in such Whole Loan), if established; (4) the rights of the mortgagee under all insurance policies with respect to its Mortgage Loans; (5) certain rights of the depositor under each mortgage loan purchase agreement relating to Mortgage Loan document delivery requirements and the representations and warranties of each mortgage loan seller regarding the Mortgage Loans it sold to the depositor; (6) rights under the Swap Contract and payments made by the swap counterparty under the Swap Contract; and (7) the Issuing Entity’s ownership interest in, and rights to, all Permitted Subsidiaries (collectively, the “Collateral”).

To the extent that amounts are insufficient to meet payments due in respect of the notes and expenses following liquidation of the Collateral, the obligations of the issuing entity to pay such deficiency will be extinguished. Generally, all payments on the notes will be junior to certain payments required to be made in respect of any Advances (and interest on Advances), the Servicing Fee, the Special Servicing Fee, the Note Administrator/Indenture Trustee Fee, the Operating Advisor Fee and the CREFC® Intellectual Property Royalty License Fee and certain other amounts (including reimbursements of Servicing Advances and interest thereon) payable in accordance with the ISA.

The Commercial Mortgage-Backed Notes, Series [SERIES DESIGNATION] will consist of the following classes: the Class [EXCH],Class [__], Class [__], [LOAN-SPECIFIC CLASS] and Class [__] notes. [THERE MAY BE OTHER CLASSES SUCH AS: (1) CLASSES THAT PROVIDE FOR THE ACCRUAL OF INTEREST AT A FIXED RATE, VARIABLE RATE OR ADJUSTABLE RATE; (2) CLASSES THAT ARE SENIOR OR SUBORDINATE TO ONE OR MORE OTHER CLASSES IN ENTITLEMENT TO CERTAIN PAYMENTS ON THE NOTES; (3) CLASSES THAT ARE PRINCIPAL ONLY NOTES ENTITLED TO PAYMENTS OF PRINCIPAL, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO PAYMENTS OF INTEREST; (4) CLASSES THAT ARE INTEREST-ONLY NOTES ENTITLED TO PAYMENTS OF INTEREST, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO PAYMENTS OF PRINCIPAL; (5) CLASSES THAT PROVIDE FOR PAYMENTS OF INTEREST ON, OR PRINCIPAL OF, THOSE NOTES THAT COMMENCE ONLY AFTER THE OCCURRENCE OF CERTAIN

EVENTS, SUCH AS THE RETIREMENT OF ONE OR MORE OTHER CLASSES OF NOTES OF THAT SERIES; (6) CLASSES THAT PROVIDE FOR PAYMENTS OF PRINCIPAL OF THOSE NOTES TO BE MADE, FROM TIME TO TIME OR FOR DESIGNATED PERIODS, AT A RATE THAT IS FASTER, AND, IN SOME CASES, SUBSTANTIALLY FASTER, OR SLOWER, AND, IN SOME CASES, SUBSTANTIALLY SLOWER, THAN THE RATE AT WHICH PAYMENTS OR OTHER COLLECTIONS OF PRINCIPAL ARE RECEIVED ON THE MORTGAGE LOANS; (7) CLASSES THAT PROVIDE FOR CONTROLLED PAYMENTS OF PRINCIPAL TO BE MADE BASED ON A SPECIFIED PAYMENT SCHEDULE OR OTHER METHODOLOGY, SUBJECT TO AVAILABLE FUNDS; (8) CLASSES AS TO WHICH DEFERRED INTEREST IS ADDED TO THE PRINCIPAL BALANCE OF THE CLASS FOR A PERIOD OF TIME; AND/OR (9) CLASSES THAT PROVIDE FOR PAYMENTS BASED ON COLLECTIONS OF PREPAYMENT PREMIUMS ON THE MORTGAGE LOANS.]

The [SENIOR CLASSES] notes are referred to collectively in this prospectus as the “Senior Notes”. The [SUBORDINATE CLASSES] notes are referred to collectively in this prospectus as the “Subordinate Notes”. The notes other than the [LOAN-SPECIFIC CLASS] notes are referred to in this prospectus as the “Pooled Notes”. The Senior Notes and the Subordinate Notes (other than the Class [__] notes) are collectively referred to in this prospectus as the “Secured Notes”. The [IDENTIFY OFFERED CLASSES] notes are also referred to in this prospectus as the “Offered Notes”. The Class [A], Class [B], and Class [C] notes are collectively referred to in this prospectus as the “Exchangeable Notes”.

Upon initial issuance, the Class [EXCH] notes will have the respective Principal Balances (or, in the case of the respective classes of Exchangeable Notes, the maximum Principal Balances), shown below (in each case, subject to a variance of plus or minus [5%]):

Class	Initial Principal Balance

  _____________________
(1)	The Exchangeable Notes may be exchanged for Class [EXCH] notes, and Class [EXCH] notes may be exchanged for the Exchangeable Notes.
(2)	The initial Principal Balance of each class of Exchangeable Notes shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus represents the maximum Principal Balance of such class without giving effect to any issuance of Class [EXCH] notes. The initial Principal Balance of the Class [EXCH] notes shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus is equal to the aggregate of the maximum initial Principal Balances of the Exchangeable Notes, representing the maximum Principal Balance of the Class [EXCH] notes that could be issued in an exchange. The actual Principal Balance of any class of Exchangeable Notes issued on the closing date may be less than the maximum Principal Balance of that class and may be zero. The Principal Balances of the Exchangeable Notes to be issued on the closing date will be reduced, in required proportions, by an amount equal to the Principal Balance of the Class [EXCH] notes issued on the closing date.

“Class [A] Percentage Interest” means the quotient of (x) the Principal Balance of the Class [A] Notes, divided by (y) the Principal Balance of the Class [A] Notes, assuming no exchange of Exchangeable

Notes for Class [EXCH] notes has occurred. As of the closing date, the Class [A] Percentage Interest will be 100.0%.

“Class [A]-Exchange Percentage Interest” means 100.0% minus the Class [A] Percentage Interest. As of the closing date, the Class [A]-Exchange Percentage Interest will be 0.0%.

The “Principal Balance” of any class of notes outstanding at any time is the aggregate principal balance (without giving effect to any Deferred Interest Amounts) of such class outstanding at the date of determination, plus, in the case of the Class [__] notes, any Class [__] Deferred Interest Amount. On each Payment Date, the Principal Balance of each class of notes will be reduced by any payments of principal actually made on that class of notes on that Payment Date.

Exchanges of Exchangeable Notes

Exchanges

Groups of Exchangeable Notes (i.e., each of Class [A]. Class [B] and Class [C] notes) may be exchanged for Class [EXCH] notes and vice versa, in whole or in part, as described more fully below. This process may occur repeatedly. However, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A] notes are reduced to zero as a result of the payment in full of all interest and principal on that Note.

Following the closing date, Exchangeable Notes that collectively evidence a uniform Tranche Percentage Interest (such notes in the aggregate, an “Exchangeable Proportion”) will be exchangeable on the books of DTC for Class [EXCH] notes that represent the same Tranche Percentage Interest in each Exchangeable Note as the notes to be surrendered, and any Class [EXCH] notes will be exchangeable on the books of DTC for Exchangeable Notes that represent the same Tranche Percentage Interest as the Class [EXCH] notes to be surrendered. For these purposes, the “Tranche Percentage Interest” of any (i) Exchangeable Note is the ratio, expressed as a percentage, of (a) the principal balance of such Exchangeable Note to (b) the outstanding principal balance of such Exchangeable Note, assuming no exchange of Exchangeable Notes for Class [EXCH] notes has occurred, and (ii) Class [EXCH] note is the ratio, expressed as a percentage, of (a) the principal balance of such note to (b) the outstanding principal balance of such note, assuming the maximum exchange of Exchangeable Notes for Class [EXCH] notes has occurred.

For example, an investor that owns $[_______] of Class [A] notes, $[_______] of Class [B] notes, and $[_______] of Class [C] notes would be entitled to exchange such notes following the procedures described below for $[_________] of Class [EXCH] notes. Similarly, an investor that owns $[_________] of Class [EXCH] notes would be entitled to exchange such notes following the procedures described below for $[_______] of Class [A] notes, $[_______] of Class [B] notes, and $[_______] of Class [C] notes. Investors are permitted to exchange any lesser Principal Balance of such Exchangeable Notes for Class [EXCH] notes so long as such Exchangeable Notes are exchanged in the same relative proportions as described above.

There will be no limit on the number of exchanges authorized under the exchange provisions of the PSA. Subject to compliance with the exchange procedures described below under “—Procedures” and the requirement that a Noteholder is the beneficial owner of the requisite classes of notes in the required Exchange Proportion, there are no other conditions or limitations to the exchange of Exchangeable Notes. In all cases, however, an exchange may not occur if the face amount of the notes to be received in the exchange would not represent an authorized denomination for the relevant class as described under “—Delivery, Form, Transfer and Denomination” below. In addition, the depositor will have the right to make or cause exchanges on the closing date pursuant to instructions delivered to the note administrator on the closing date.

The various amounts distributable on the Class [EXCH] notes on each Payment Date in respect of Interest Payment Amounts, Principal Payment Amounts and yield maintenance charges allocated to any of the respective Tranche Percentage Interests in the Exchangeable Notes will be so distributed in a single, aggregate payment to the holders of the Class [EXCH] notes on such Payment Date. In addition, the Class [EXCH] notes will be allocated the aggregate amount of Defaulted Interest Amounts and other interest shortfalls (including those resulting from Appraisal Reduction Events) corresponding to the Tranche Percentage Interests in the Exchangeable Notes represented by the Class [EXCH] notes. See ”—Payments” below.

For a discussion of the federal income tax consequences of the acquisition, ownership and disposition of the Exchangeable Notes, see “Material Federal Income Tax Considerations—Taxation of Class [EXCH] and Exchangeable Notes”.

Procedures

If a Noteholder wishes to exchange Exchangeable Notes for Class [EXCH] notes, or Class [EXCH] notes for Exchangeable Notes, such Noteholder must notify the note administrator by e-mail at [____] no later than three business days prior to the proposed date of such exchange (the “Exchange Date”). The Exchange Date can be any business day other than the first or last business day of the month. In addition, the Noteholder must provide notice on the Noteholder’s letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP numbers of the Exchangeable Notes to be exchanged and received, the original and outstanding Principal Balance of the Exchangeable Notes to be exchanged and received, the Noteholder’s DTC participant number and the proposed Exchange Date. The Noteholder and the note administrator will utilize the “deposit and withdrawal system” at DTC to effect the exchange. In addition, the Noteholder will deliver an opinion of national tax counsel experienced in such matters and reasonably satisfactory to the note administrator, the depositor and the issuing entity that such exchange will not cause the issuing entity to fail to qualify as a Qualified REIT Subsidiary.

The aggregate principal and interest entitlements of the notes received must equal the aggregate entitlements of the notes surrendered. The notice of exchange will become irrevocable on the 2nd business day before the proposed Exchange Date.

The first payment on an Exchangeable Note or Class [EXCH] notes will be made in the month following the month of exchange to the Noteholder of record as of the applicable Record Date for such note. Neither the note administrator nor the depositor will have any obligation to ensure the availability of the applicable notes to accomplish any exchange.

Payments on the Notes

Method, Timing and Amount

Payments on the notes are required to be made by the note administrator, to the extent of available funds as described in this prospectus, on the [__] business day following each Determination Date (each, a “Payment Date”). The “Determination Date” will be the [__] day of each calendar month (or, if the [__] calendar day of that month is not a business day, then the next business day) commencing in [______].

All payments (other than the final payment on any note) are required to be made to the Noteholders in whose names the notes are registered at the close of business on each Record Date. With respect to any Payment Date, the “Record Date” will be the [last business day of the month preceding the month in which that Payment Date occurs]. These payments are required to be made by wire transfer in immediately available funds to the account specified by the Noteholder at a bank or other entity having appropriate facilities to accept such funds, if the Noteholder has provided the note administrator with written wiring instructions no less than five business days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent payments) or otherwise by check mailed to the Noteholder. The final payment on any note is required to be made in like manner, but only upon presentation and surrender of the note at the location that will be specified in a notice of the pendency of the final payment. All payments made with respect to a class of notes will be allocated pro rata among the outstanding notes of that class based on their respective Percentage Interests.

The “Percentage Interest” evidenced by any note will equal its initial denomination as of the closing date divided by the initial Principal Balance of the related class. For these purposes on any date of determination, the “initial denomination as of the closing date” of any Exchangeable Note or any Class [EXCH] note received in an exchange will be determined as if such note was part of the related class on the closing date, the “initial denomination as of the closing date” of any Exchangeable Note or any Class [EXCH] note surrendered in an exchange will be determined as if such note was not part of the related class on the closing date and the initial Principal Balance of the related class of Exchangeable Notes or Class [EXCH] notes will be determined as if such class consisted only of the notes composing the class on that date of determination and such notes had been outstanding as of the closing date.

The master servicer is authorized but not required to direct the investment of funds held in the Collection Account in U.S. government securities and other obligations that satisfy criteria established by the Rating Agencies (“Permitted Investments”). The master servicer will be entitled to retain any interest or other income earned on such funds and the master servicer will be required to bear any losses resulting from the investment of such funds, as provided in the ISA. The note administrator is authorized but not required to direct the investment of funds held in the Payment Account[, the Loan-Specific Payment Account,] Interest Reserve Account, the related companion payment account, the Excess Interest Payment Account and the Gain-on-Sale Reserve Account in Permitted Investments. The note administrator will be entitled to retain any interest or other income earned on such funds and the note administrator will be required to bear any losses resulting from the investment of such funds, as provided in the ISA.

Available Funds

The aggregate amount available for payment to holders of the notes (other than the [LOAN-SPECIFIC CLASS] notes) on each Payment Date (the “Available Funds”) will, in general, equal the sum of the following amounts (without duplication):

(a)       the aggregate amount of all cash received on the Mortgage Loans (in the case of the Non-Serviced Mortgage Loan, only to the extent received by the issuing entity pursuant to the Non-Serviced Servicing Agreement) and any REO Property that is on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the holder of any related Companion Loan), as of the Remittance Date, exclusive of (without duplication):

•	all scheduled payments of principal and/or interest and any balloon payments paid by the borrowers of a Mortgage Loan (the “Periodic Payments”), that are due on a Due Date after the end of the related Collection Period, excluding interest relating to periods prior to, but due after, the Cut-off Date;
•	all unscheduled payments of principal (including prepayments), unscheduled interest, net liquidation proceeds, net insurance proceeds and net condemnation proceeds and other unscheduled recoveries received subsequent to the related Determination Date (or, with respect to voluntary prepayments of principal of each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;
•	all amounts in the Collection Account that are due or reimbursable to any person other than the Noteholders (including any out-of-pocket fees and expenses of the issuing entity, the note administrator and the indenture trustee (including legal fees and expenses) incurred in connection with an acceleration of the notes following an Event of Default, including in connection with sale and liquidation of any of the Collateral in connection with such acceleration);
•	[with respect to each Actual/360 Loan and any Payment Date occurring in each February and in any January occurring in a year that is not a leap year (unless such Payment Date is a Redemption Date, the Stated Maturity Date or a Payment Date following an acceleration of the notes as a result of the occurrence and continuation of an Event of Default), the related Withheld Amount to the extent those funds are on deposit in the Collection Account;]
•	[all Excess Interest allocable to the Mortgage Loans (which is separately distributed to the Class [ARD] notes)];
•	[all yield maintenance charges and prepayment premiums;]
•	all amounts deposited in the Collection Account in error; and
•	any late payment charges or accrued interest on a Mortgage Loan allocable to the default interest rate for such Mortgage Loan, to the extent permitted by law, excluding any interest calculated at the Mortgage Rate for the related Mortgage Loan;

(b)       if and to the extent not already included in clause (a), the aggregate amount transferred from the REO Account allocable to the Mortgage Loans to the Collection Account for such Payment Date;

(c)       all Compensating Interest Payments made by the master servicer with respect to the Mortgage Loans with respect to such Payment Date and P&I Advances made by the master servicer or the indenture trustee, as applicable, with respect to the Payment Date (net of certain amounts that are due or reimbursable to persons other than the Noteholders); and

(d)       [with respect to each Actual/360 Loan and any Payment Date occurring in each March (and any Redemption Date, the Stated Maturity Date or a Payment Date following an acceleration of the notes as a result of the occurrence and continuation of an Event of Default), the related Withheld Amounts as required to be deposited in the Payment Account pursuant to the ISA].

The “Collection Period” for each Payment Date and any Mortgage Loan (including any Companion Loan) will be the period commencing on the day immediately following the Due Date for such Mortgage Loan (including any Companion Loan) in the month preceding the month in which that Payment Date occurs or the date that would have been the Due Date if such Mortgage Loan (including any Companion Loan) had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan (including any related Companion Loan) occurring in the month in which that Payment Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable grace period) is not a business day, any Periodic Payments received with respect to Mortgage Loans (including any Companion Loan) relating to such Collection Period on the business day immediately following such day will be deemed to have been received during such Collection Period and not during any other Collection Period.

“Due Date” means, with respect to each Mortgage Loan (including any Companion Loan), the date on which scheduled payments of principal, interest or both are required to be made by the related borrower.

Priority of Payments

On each Payment Date, the note administrator is required to apply amounts on deposit in the Payment Account [(excluding amounts relating to the Owned Subordinate Companion Loan)], to the extent of the Available Funds, in the following order of priority (the “Priority of Payments”):

First, to the [INTEREST-ONLY CLASS] notes, in respect of interest, up to an amount equal to the sum of (i) the Interest-Only Note Monthly Payment and (ii) any unpaid [INTEREST-ONLY CLASS] Defaulted Interest Amount;

Second, to the [APPLICABLE SENIOR CLASSES] notes, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Payment Amounts for those classes;

Third, to the [APPLICABLE SENIOR CLASSES] notes, in reduction of the Principal Balances of those classes, in the following priority:

(i)       [INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

Fourth, concurrently to (i) the Class [A] notes, in respect of interest, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate Interest Payment Amount with respect to the Class [A] notes (assuming no exchange of Exchangeable Notes for Class [EXCH] notes has occurred), and (ii) the Class [EXCH] notes, in respect of interest, up to an amount equal to the Class [A]-Exchange Percentage Interest, multiplied by the aggregate Intrest Payment Amount with respect to the Class [A] notes (assuming no exchange of Exchangeable Notes for Class [EXCH] notes has occurred), pro rata in proportion to their respect percentage interests in such Interest Payment Amount;

Fifth, after the Principal Balances of the [APPLICABLE SENIOR CLASSES] have been reduced to zero, concurrently to (i) the Class [A] notes, in reduction of their Principal Balance, up to an amount equal to the Class [A] Percentage Interest multiplied by the Principal Payment Amount for such Payment Date, less the portion of such Principal Payment Amount distributed pursuant to all prior clauses, and (ii) the Class [EXCH] notes, in reduction of their Principal Balance, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the Principal Payment Amount for such Payment Date, less the portion of such Principal Payment Amount distributed pursuant to all prior clauses, pro rata in proportion to their respect percentage interests in such Principal Payment Amount, until the Principal Balance of each such class is reduced to zero;

Sixth, [ADD CLAUSES SIMILAR TO CLAUSES FOURTH AND FIFTH FOR OTHER EXCHANGEABLE CLASSES]

Seventh, to the Class [NON-DEFERRABLE INTEREST NOTES] notes, in respect of interest, up to an amount equal to the Interest Payment Amount of such class;

Eighth, to the Class [NON-DEFERRABLE INTEREST NOTES] notes, in reduction of the Principal Balance of such class, up to an amount equal to the Principal Payment Amount for such Payment Date, less the portion of such Principal Payment Amount distributed pursuant to all prior clauses, until the Principal Balance of such class is reduced to zero;

Ninth, to the Class [DEFERRABLE INTEREST NOTES] notes, in respect of interest, up to an amount equal to the Interest Payment Amount of such class;

Tenth, to the Class [DEFERRABLE INTEREST NOTES] notes, [in respect of interest,] in reduction of the Principal Balance of such class, up to an amount equal to the Deferred Interest Amount for such class;

Eleventh, to the Class [DEFERRABLE INTEREST NOTES] notes, in reduction of the Principal Balance of such class (including any Deferred Interest Amount), up to an amount equal to Principal Payment Amount for such Payment Date, less the portion of such Principal Payment Amount distributed pursuant to all prior clauses, until the Principal Balance of such class is reduced to zero;

Twelfth, [ADD CLAUSES SIMILAR TO CLAUSES SEVENTH, EIGHTH, NINTH, TENTH AND/OR ELEVENTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES OTHER THAN THE MOST SUBORDINATE CLASS OF NOTES]; and

Thirteenth, to the Class [THE MOST SUBORDINATE CLASS OF NOTES] notes, any remaining amounts.

Interest Rates

The interest rate (the “Interest Rate”) applicable to each class of notes (other than the [LOAN-SPECIFIC CLASS] notes and the Class [ARD] notes) for any Payment Date will equal the rates set forth below:

The interest rate on the [IDENTIFY APPLICABLE CLASS] notes will be a per annum rate equal to [       ]%.

The Class [EXCH] notes will have an Interest Rate equal to the weighted average of the Interest Rate of each of the Exchangeable Notes, weighted in in proportion to their Tranche Percentage Interest.

The Class [MOST SUBORDINATE CLASS] notes will not have an Interest Rate. The holders of the Class [MOST SUBORDINATE CLASS] notes will be entitled to receive monthly payments on each Payment Date if and to the extent of any remaining Available Funds on deposit in the Payment Account after payments to the other notes in accordance with the Priority of Payments.

The Class [ARD] notes will not have an Interest Rate or be entitled to payments in respect of interest other than Excess Interest, if any, with respect to the ARD Loan.

[IF ANY CLASSES ARE FLOATING RATE CLASSES, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST (SUCH AS SOFR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, AND/OR TREASURY BILL RATE) AND THE MECHANICS OF ANY TRANSITION TO AN ALTERNATE RATE, IF APPLICABLE]

Interest Payment Amount

The “Interest Payment Amount” with respect to any Payment Date and each class of notes (other than the [LOAN-SPECIFIC CLASS] notes, the [INTEREST-ONLY CLASS] notes and the Class [ARD] notes) will equal the sum of (i) the Interest Accrual Amount with respect to such class for such Payment Date, (ii) with respect to each Class of Notes other than Deferrable Interest Notes, the Defaulted Interest Amount, if any, with respect to such class for such Payment Date, and (iii) with respect to each class of Deferrable Interest Notes (but only for so long as no class of notes more senior to such class of Deferrable Interest Notes remains outstanding), the Defaulted Interest Amount, if any, with respect to such class for such Payment Date.

The “Interest Accrual Amount” with respect to any Payment Date and any class of notes (other than the [LOAN-SPECIFIC CLASS] notes, the [INTEREST-ONLY CLASS] notes and the Class [ARD] notes) is equal to interest for the related Interest Accrual Period accrued at the Interest Rate for such class on the Principal Balance for such class immediately prior to that Payment Date. Calculations of interest for each Interest Accrual Period will be made on a [30/360 Basis], except that interest on the [LOAN-SPECIFIC CLASS] notes will be calculated on an [Actual/360 Basis]. [THERE MAY BE OTHER INTEREST CALCULATION CONVENTIONS, SUCH AS ACTUAL/365, AND ACTUAL/ACTUAL]

The “Interest Accrual Period” for each Payment Date will [be the calendar month prior to the month in which that Payment Date occurs][commence on the [__]th day of the calendar month preceding the Payment Date and end on the [__]th day of the calendar month including the Payment Date].

An “Defaulted Interest Amount” with respect to any Payment Date for any class of notes (other than the [LOAN-SPECIFIC CLASS] notes, [INTEREST-ONLY CLASS] notes and the Class [ARD] notes) is the sum of (a) the portion of the Interest Payment Amount for such class remaining unpaid as of the close of business on the preceding Payment Date, and (b) to the extent permitted by applicable law, one month’s interest on that amount remaining unpaid at the Interest Rate applicable to such class for the current Payment Date.

The [INTEREST-ONLY CLASS] notes will be entitled to a periodic payment of interest in the amount of $[____] (the “Interest-Only Note Monthly Payment”) on each Payment Date, commencing on the Payment Date in [DATE] through and including the Payment Date in [DATE].

Any shortfall in the payment of the [INTEREST-ONLY CLASS] Monthly Payment to the [INTEREST-ONLY CLASS] 'Notes on any Payment Date will be payable, together with interest thereon at the rate of [__]% per annum, [calculated on the basis of a year of 360 days consisting of twelve 30-day months] (the

“[INTEREST-ONLY CLASS] Defaulted Interest Amount”) on one or more subsequent Payment Dates. The [INTEREST-ONLY CLASS] Defaulted Interest Amount will constitute interest on the [INTEREST-ONLY CLASS] Notes.

Principal Payment Amount

The “Principal Payment Amount” for any Payment Date will be equal to the sum of the following amounts:

(a)       the Principal Shortfall for that Payment Date,

(b)       the Scheduled Principal Payment Amount for that Payment Date, and

(c)       the Unscheduled Principal Payment Amount for that Payment Date;

provided that the Principal Payment Amount for any Payment Date will be reduced, to not less than zero, by the amount of any reimbursements of:

(A)       Nonrecoverable Advances (including any servicing advance with respect to the Non-Serviced Mortgage Loan under the Non-Serviced Servicing Agreement reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate, that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Payment Amount for such Payment Date, and

(B)       Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Payment Amount for such Payment Date, provided, further, that in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the Principal Payment Amount for the Payment Date related to the period in which such recovery occurs.

The “Scheduled Principal Payment Amount” for each Payment Date will equal the aggregate of the principal portions of (a) all Periodic Payments (excluding balloon payments) with respect to the Mortgage Loans due during or, if and to the extent not previously received or advanced and distributed to Noteholders on a preceding Payment Date, prior to the related Collection Period and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent paid by the related borrower as of the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Remittance Date) or advanced by the master servicer or the indenture trustee, as applicable, and (b) all balloon payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Remittance Date), and to the extent not included in clause (a) above. The Scheduled Principal Payment Amount from time to time will include all late payments of principal made by a borrower with respect to the Mortgage Loans, including late payments in respect of a delinquent balloon payment, received by the times described above in this definition, except to the extent those late payments are otherwise available to reimburse the master servicer or the indenture trustee, as the case may be, for prior Advances, as described above.

The “Unscheduled Principal Payment Amount” for each Payment Date will equal the aggregate of the following: (a) all prepayments of principal received on the Mortgage Loans as of the Determination Date; and (b) any other collections (exclusive of payments by borrowers) received on the Mortgage Loans and any REO Properties on or prior to the related Determination Date whether in the form of Liquidation Proceeds, Insurance and Condemnation Proceeds, net income, rents, and profits from REO Property or otherwise, that were identified and applied by the master servicer as recoveries of previously unadvanced principal of the related Mortgage Loan; provided that all such Liquidation Proceeds and Insurance and Condemnation Proceeds will be reduced by any unpaid Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related collection period, accrued interest on Advances and other additional administrative expenses incurred in connection with the related Mortgage Loan, thus reducing the Unscheduled Principal Payment Amount.

The “Assumed Scheduled Payment” for any Collection Period and with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loan) or Owned Subordinate Companion Loan, as the case may be, that is delinquent in respect of its balloon payment or any REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan), is an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Loan on the related Due Date based on the constant payment required by such related Mortgage Note or the original amortization schedule of the Mortgage Loan or Owned Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate), if applicable, assuming the related balloon payment has not become due, after giving effect to any reduction in the principal balance occurring in connection with a modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of that Mortgage Loan, Owned Subordinate Companion Loan or REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan) at its Mortgage Rate (net of interest at the applicable rate at which the Servicing Fee is calculated).

The “Principal Shortfall” for any Payment Date means the amount, if any, by which (1) the Principal Payment Amount for the prior Payment Date exceeds (2) the aggregate amount actually distributed on the preceding Payment Date in respect of such Principal Payment Amount.

Certain Calculations with Respect to Individual Mortgage Loans

The “Stated Principal Balance” of each Mortgage Loan and Owned Subordinate Companion Loan will initially equal its Cut-off Date Balance and, on each Payment Date, will be reduced by the amount of principal payments received on such Mortgage Loan or Owned Subordinate Companion Loan or advanced for such Payment Date. With respect to any Companion Loan on any date of determination, the Stated Principal Balance will equal the unpaid principal balance of such Companion Loan as of such date. With respect to any Whole Loan on any date of determination, the Stated Principal Balance of such Whole Loan will be the sum of the Stated Principal Balance of the related Mortgage Loan and each related Companion Loan on such date. The Stated Principal Balance of a Mortgage Loan, Whole Loan or Owned Subordinate Companion Loan may also be reduced in connection with any modification that reduces the principal amount due on such Mortgage Loan, Owned Subordinate Companion Loan or Whole Loan, as the case may be, or any forced reduction of its actual unpaid principal balance imposed by a court presiding over a bankruptcy proceeding in which the related borrower is the debtor. See “Certain Legal Aspects of Mortgage Loans”. If any Mortgage Loan, Whole Loan or Owned Subordinate Companion Loan is paid in full or the Mortgage Loan, Whole Loan or Owned Subordinate Companion Loan (or any Mortgaged Property acquired in respect of the Mortgage Loan, Whole Loan or Owned Subordinate Companion Loan) is otherwise liquidated, then, as of the first Payment Date that follows the end of the Collection Period in which that payment in full or liquidation occurred and notwithstanding that a loss may have occurred in connection with any liquidation, the Stated Principal Balance of the Mortgage Loan, Whole Loan or Owned Subordinate Companion Loan will be zero.

For purposes of calculating allocations of Notional Losses, as well as for purposes of calculating the Servicing Fee and Note Administrator/Indenture Trustee Fee payable each month, each REO Property (including any REO Property with respect to the Non-Serviced Mortgage Loan held pursuant to the Non-Serviced Servicing Agreement) will be treated as if there exists with respect to such REO Property an outstanding Mortgage Loan and, if applicable, each related Companion Loan (an “REO Loan”), and all references to Mortgage Loan or Companion Loan and pool of Mortgage Loans in this prospectus, when used in that context, will be deemed to also be references to or to also include, as the case may be, any REO Loans. Each REO Loan will generally be deemed to have the same characteristics as its actual predecessor Mortgage Loan (including related Companion Loan), including the same fixed Mortgage Rate and the same unpaid principal balance and Stated Principal Balance. Amounts due on the predecessor Mortgage Loan (including related Companion Loan) including any portion of it payable or reimbursable to the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the note administrator or the indenture trustee, as applicable, will continue to be “due” in respect of the REO Loan; and amounts received in respect of the related REO Property, net of payments to be made, or reimbursement to the master servicer or special servicer for payments previously advanced, in connection with the operation and management of that property, generally will be applied by the master servicer as if received on the predecessor Mortgage Loan, Owned Subordinate Companion Loan or related Companion Loan.

With respect to each Serviced Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to any related Companion Loan will be available for amounts due to the Noteholders or to reimburse the issuing entity, other than in the limited circumstances related to Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to such Serviced Whole Loan incurred with respect to such Serviced Whole Loan in accordance with the ISA.

With respect to an AB Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to the Subordinate Companion Loan will be available for amounts due to the holders of the Pooled Notes, other than indirectly in the limited circumstances related to reimbursement of Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to an AB Whole Loan incurred with respect to an AB Whole Loan in accordance with the ISA.

Deferred Interest

[REFERENCES TO SPECIFIC CLASSES OF NOTES BELOW ARE PROVIDED FOR ILLUSTRATIVE PURPOSES]So long as any Class [A] notes are outstanding, any interest due on the Class [B] notes that is not paid as a result of the operation of the Priority of Payments on any Payment Date (any such interest, the “Class [B] Deferred Interest Amount”) will be deferred and added to the Principal Balance of the Class [B] notes, and will not be considered “due and payable” until the earliest of (i) the first Payment Date on which funds are available to pay such Class [B] Deferred Interest Amount in accordance with the Priority of Payments, (ii) the Redemption Date with respect to such class of notes, [and] (iii) the Stated Maturity Date (or the earlier date of maturity) with respect to such class of notes, [and (iv) the [  ][th][st] Payment Date following the initial Payment Date with respect to which such Class [B] Deferred Interest Amount began to accrue].

The “Deferrable Interest Notes” means the Class [B] and Class [  ] notes.

The “Deferred Interest Amount” means, (i) with respect to the Class [B] notes, the Class [B] Deferred Interest Amount, and (ii) with respect to the Class [  ] notes, the Class [  ] Deferred Interest Amount.

Excess Interest

On each Payment Date, the note administrator is required to distribute any Excess Interest received with respect to the ARD Loan on or prior to the related Determination Date to the holders of the Class [ARD] notes. Excess Interest will not be available to make payments to any other class of notes or to provide credit support for other classes of notes or offset any interest shortfalls or to pay any other amounts to any other party under the ISA.

Application Priority of Mortgage Loan Collections or Whole Loan Collections

Absent express provisions in the related Mortgage Loan documents (and, with respect to each Serviced Whole Loan, the related Intercreditor Agreement), all amounts collected by or on behalf of the issuing entity in respect of any Mortgage Loan in the form of payments from the related borrower,

Liquidation Proceeds, condemnation proceeds or insurance proceeds (excluding, if applicable, in the case of each Serviced Whole Loan, any amounts payable to the holder of the related Companion Loan(s) pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the ISA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Payment Amount);

Third, to the extent not previously allocated pursuant to clause First, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to clause Fifth below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause First, as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if the Mortgage Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

Seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

Eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Ninth, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

Tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees);

Twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and

Thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

Collections by or on behalf of the issuing entity in respect of any REO Property (exclusive of the amounts to be allocated to the payment of the costs of operating, managing, leasing, maintaining and disposing of such REO Property and, if applicable, in the case of each Serviced Whole Loan, exclusive of any amounts payable to the holder of the related Companion Loan(s), as applicable, pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the ISA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity with respect to the related Mortgage Loan;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Payment Amount);

Third, to the extent not previously allocated pursuant to clause First, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the applicable Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause Fifth below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause First, as a recovery of principal of such Mortgage Loan to the extent of its entire unpaid principal balance;

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Seventh, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

Eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees); and

Tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

Allocation of Yield Maintenance Charges and Prepayment Premiums

On each Payment Date, yield maintenance charges, if any, collected in respect of the Mortgage Loans during the related Collection Period will be required to be distributed by the note administrator to the holders of each class of notes (excluding the [APPLICABLE CLASSES] notes) in the following manner: [SPECIFY ALLOCATION METHODOLOGY].

No yield maintenance charge will be distributed to the holders of the [APPLICABLE CLASSES] or Class [ARD] notes. After the Principal Balances of the [APPLICABLE CLASSES] notes have been reduced to zero, all yield maintenance charges with respect to the Mortgage Loans will be distributed to the holders of the Class [MOST SUBORDINATE] notes, regardless of whether the Principal Balance of such class of notes has been reduced to zero.

Any yield maintenance charges payable in respect of the Owned Subordinate Companion Loan will be distributed to the [LOAN-SPECIFIC CLASS] notes.

For a description of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans—Default Interest and Limitations on Prepayments”.

Prepayment Interest Shortfalls

If a borrower prepays a Mortgage Loan or Serviced Whole Loan in whole or in part, after the due date but on or before the Determination Date in any calendar month, the amount of interest (net of related Servicing Fees and any Excess Interest) accrued on such prepayment from such due date to, but not including, the date of prepayment (or any later date through which interest accrues) will, to the extent actually collected (without regard to any prepayment premium or yield maintenance charge actually collected) constitute a “Prepayment Interest Excess”. Conversely, if a borrower prepays a Mortgage Loan or Serviced Whole Loan (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Intercreditor Agreement) in whole or in part after the Determination Date (or, with respect to each Mortgage Loan or Serviced Companion Loan, as applicable, with a due date occurring after the related Determination Date, the related Due Date) in any calendar month and does not pay interest on such prepayment through the following Due Date, then the shortfall in a full month’s interest (net of related Servicing Fees and any Excess Interest) on such prepayment will constitute a “Prepayment Interest Shortfall”. Prepayment Interest Shortfalls for each Payment Date with respect to the AB Whole Loan will generally be allocated first to the related Subordinate Companion Loan and then to the related Mortgage Loan. Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, will be retained by the master servicer as additional servicing compensation.

The master servicer will be required to deliver to the note administrator for deposit in the Payment Account (other than the portion of any Compensating Interest Payment described below that is allocable to a Serviced Companion Loan) on each Remittance Date, without any right of reimbursement thereafter, a cash payment (a “Compensating Interest Payment”) in an amount, with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan, equal to the lesser of:

(i)	the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan (in each case other than a Specially Serviced Loan or a Mortgage Loan or any related Serviced Pari Passu Companion Loan on which the special servicer allowed a prepayment on a date other than the applicable Due Date) for the related Payment Date, and

(ii)	the aggregate of (A) that portion of the master servicer’s Servicing Fees for the related Payment Date that is, in the case of each Mortgage Loan, Serviced Pari Passu Companion Loan and REO Loan for which such Servicing Fees are being paid in such Collection Period, calculated at a rate of [__]% per annum, (B) all Prepayment Interest Excesses received by the master servicer during such Collection Period with respect to the Mortgage Loans (and, so long as a Whole Loan is serviced under the ISA, any related Serviced Pari Passu Companion Loan) subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the master servicer for such Collection Period received by the master servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced Pari Passu Companion Loan, as applicable, subject to such prepayment. In no event will the rights of the Noteholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative.

If a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the master servicer allowing the related borrower to deviate (a “Prohibited Prepayment”) from the terms of the related Mortgage Loan documents regarding principal prepayments (other than (w) the Non-Serviced Mortgage Loan, (x) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Loan, (y) pursuant to applicable law or a court order or otherwise in such circumstances where the master servicer is required to accept such principal prepayment in accordance with the Servicing Standard or (z) in connection with the payment of any insurance proceeds or condemnation awards), then for purposes of calculating the Compensating Interest Payment for the related Payment Date, master servicer will pay, without regard to clause (ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan otherwise described in clause (i) above in connection with such Prohibited Prepayments.

With respect to the Owned Subordinate Companion Loan, the master servicer will be required to make Compensating Interest Payments in an amount equal to the lesser of: (A) the amount of Prepayment Interest Shortfall incurred in connection with voluntary principal prepayments received in respect of the Subordinate Companion Loan, so long as it is not a Specially Serviced Loan or the special servicer did not allow a prepayment on a date other than the applicable Due Date for the related Payment Date, and (B) the Servicing Fee for the Subordinate Companion Loan, and the related Payment Date (calculated at [___]% per annum).

Compensating Interest Payments with respect to the Serviced Whole Loans will be allocated among the related Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with their respective principal amounts, and the master servicer will be required to pay the portion of such Compensating Interest Payments allocable to the related Serviced Pari Passu Companion Loan to the Non-Serviced Master Servicer.

Subordination

The rights of holders of the Subordinate Notes to receive payments of interest and principal, as applicable, will be subordinated, to the extent described in this prospectus, to such rights of the holders of the Senior Notes.

In particular:

•	the rights of the holders of the [ALL CLASSES OF NOTES SUBORDINATE TO THE MOST SENIOR CLASS OF NOTES] notes to receive payments of interest and principal, as applicable, will be subordinated to such rights of the holders of the Senior Notes.
•	[PROVIDE SIMILAR DISCLOSURE FOR ALL CLASSES OF NOTES].

[No other form of credit support will be available for the benefit of the Offered Notes.] [IF OTHER CREDIT SUPPORT IS TO BE PROVIDED IN ADDITION TO OR IN LIEU OF SUBORDINATION, see “Description of the Derivative Instrument”.]

Allocation to the [APPLICABLE SENIOR CLASSES] notes, for so long as they are outstanding, of the entire Principal Payment Amount for each Payment Date will have the effect of reducing the aggregate Principal Balance of the [APPLICABLE CLASSES] notes at a proportionately faster rate than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the [APPLICABLE CLASSES] notes, the percentage interest in the issuing entity evidenced by the [APPLICABLE CLASSES] notes will be decreased (with a corresponding increase in the percentage interest in the issuing entity evidenced by the Subordinate Notes), thereby increasing, relative to their respective Principal Balances, the subordination afforded to the [APPLICABLE SENIOR CLASSES] notes by the Subordinate Notes.

Following retirement of the [SENIOR CLASSES] notes, the successive allocation on each Payment Date of the remaining Principal Payment Amount to the [SUBORDINATE CLASSES], in that order, for so long as they are outstanding, will provide a similar, but diminishing benefit to those notes (other than to Class [__] notes) as to the relative amount of subordination afforded by the outstanding classes of notes with later sequential designations.

A class of notes will be considered outstanding until its Principal Balance is reduced to zero, except that the Class [ARD] notes will be considered outstanding so long as holders of such notes are entitled to receive Excess Interest.

Redemption of Notes

[Tax Redemption

Subject to certain conditions described herein, the notes may be redeemed by the issuing entity, in whole but not in part, at the direction of holders of the notes evidencing a majority of the aggregate outstanding Principal Balance of the Class [MOST SUBORDINATE CLASS] notes, at their respective Redemption Prices, on the Payment Date following the occurrence of a Tax Event if the Tax Materiality Condition is satisfied (such redemption, a “Tax Redemption”).

A “Tax Event” will occur at any time that: (i) any borrower is, or on the next scheduled due date under any Mortgage Loan, will be, required to deduct or withhold from any payment under any Mortgage Loan to the issuing entity for or on account of any tax for whatever reason and such borrower is not required to pay to the issuing entity such additional amount as is necessary to ensure that the net amount actually received by the issuing entity (free and clear of taxes, whether assessed against such borrower or the issuing entity) will equal the full amount that the issuing entity would have received had no such deduction or withholding been required, (ii) any jurisdiction imposes net income, profits, or similar tax on the issuing entity or (iii) the issuing entity fails to maintain its status as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal tax purposes. Withholding taxes imposed under FATCA, if any, shall be disregarded in applying the definition of “Tax Event.”

The “Tax Materiality Condition” is a condition that will be satisfied if either (i) as a result of the occurrence of a Tax Event, a tax or taxes are imposed on the issuing entity or withheld from payments to the issuing entity and with respect to which the issuing entity receives less than the full amount that the issuing entity would have received had no such deduction occurred and such amount exceeds, in the aggregate, $1,000,000 during any 12-month period or (ii) the issuing entity fails to maintain its status as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes.]

[Optional Redemption

Subject to certain conditions described herein, the notes may be redeemed by the issuing entity, in whole but not in part, at the direction of holders of the notes evidencing a majority of the aggregate outstanding Principal Balance of the Class [MOST SUBORDINATE CLASS] notes, at their respective Redemption Prices, on any Payment Date after the end of the Non-call Period (such redemption, an “Optional Redemption”). “Non-call Period” means the period from the Closing Date to and including the business day immediately preceding the Payment Date in [NON-CALL PERIOD END DATE], during which the issuing entity is not permitted to exercise an Optional Redemption.]

[[INTEREST-ONLY CLASS] Special Redemption]

If (1) all Collateral is liquidated and all of the Notes are repaid prior to the Stated Maturity Date of the [INTEREST-ONLY CLASS] Notes, or (2) the aggregate outstanding Principal Balance of all of the notes as of the related Determination Date is less than 50% of the aggregate outstanding Principal Balance of all of the notes as of the Closing Date (a “[INTEREST-ONLY CLASS] Special Redemption”), the [INTEREST-ONLY CLASS] Notes will be redeemed in full and will be entitled on the related Payment Date to receive the sum of the [INTEREST-ONLY CLASS] Redemption Price and any unpaid [INTEREST-ONLY CLASS] Defaulted Interest Amount.

[Clean-up Call

The notes are redeemable by the issuing entity, in whole but not in part, at the direction of holders of the notes evidencing a majority of the aggregate outstanding Principal Balance of the Class [MOST SUBORDINATE CLASS—] notes, at a price equal to their respective Redemption Prices, on any Payment Date on or after which the aggregate outstanding Principal Balance of the Offered Notes (but excluding any deferred interest added to the aggregate outstanding Principal Balance of any class of Deferrable Notes) has been reduced to [__]% or less of the aggregate outstanding Principal Balance of the Offered Notes on the Closing Date (such redemption, a “Clean-up Call”).]

[Tax Redemption, Optional Redemption and Clean-up Call Procedures

In connection with a Tax Redemption, an Optional Redemption or a Clean-up Call, the issuing entity, at the direction of the holders of the notes evidencing a majority of the aggregate outstanding Principal Balance of the Class [MOST SUBORDINATE CLASS—] notes, will notify the note administrator of such redemption and the applicable Redemption Date and will direct the indenture trustee, in writing, to sell, in the manner determined by the holders of the notes evidencing a majority of the aggregate outstanding Principal Balance of the Class [MOST SUBORDINATE CLASS—] notes, and in accordance with the ISA, any Mortgage Loan and upon any such sale the indenture trustee will release the lien on such Mortgage Loan pursuant to the ISA; provided, however, that the issuing entity may not direct the indenture trustee to sell (and the indenture trustee will not be obligated to release the lien on) any Mortgage Loan except in accordance with the procedures set forth in the ISA including, without limitation, the requirement that the Sale Proceeds anticipated from the disposition of the Mortgage Loan and other assets of the issuing entity will equal or exceed the following amounts: (A) the Redemption Prices of each class of notes plus (B) all administrative expenses of the issuing entity (without regard to any cap). The ISA will provide, among other things, that any sale or disposition of a Mortgage Loan by the indenture trustee in connection with a Tax Redemption, an Optional Redemption or a Clean-up Call will be performed by the Special Servicer on behalf of the issuing entity.

Notice of a redemption will be given by first class mail, postage prepaid, mailed at least ten (10) business days prior to the applicable Redemption Date to the indenture trustee, the master servicer, the special servicer, the Rating Agencies and each holder of notes to be redeemed at such holder’s address in the register maintained by the notes registrar under the ISA. If any notes are held in definitive form when called for redemption, such notes must be surrendered at the office of the note administrator.

Any such notice of an Tax Redemption, Optional Redemption or a Clean-up Call may be withdrawn by the issuing entity at the direction of holders of the notes evidencing a majority of the aggregate outstanding Principal Balance of the Class [MOST SUBORDINATE CLASS] notes up to the business day prior to the scheduled Redemption Date by written notice to the note administrator, the indenture trustee, the master servicer, the special servicer, each holder of notes to be redeemed and the Directing Holder.

As used herein, the “Redemption Date” means any Payment Date specified for a redemption of notes pursuant to, as applicable, a Tax Redemption, an Optional Redemption or a Clean-up Call.

The “Redemption Price” of a class of notes on a Redemption Date will be calculated as follows:

•	Class [__] Notes. The redemption price for the Class [__] notes will be calculated on the related Determination Date and will equal the aggregate outstanding Principal Balance of the Class [__] notes to be redeemed [(including the Deferred Interest Amount for such class)], together with the Interest Payment Amount for such class (plus, [if Class [__] is the Senior Controlling Class,] any Defaulted Interest Amount for such class) due on the applicable Redemption Date.
•	[INTEREST-ONLY] Notes. The redemption price for the [INTEREST-ONLY] notes will be equal to the sum of the present value of each remaining related Interest-Only Note Monthly Payment, discounted monthly at a per annum rate of [__]% to the date of redemption.
•	[INSERT REDEMPTION PRICES FOR ADDITIONAL CLASSES OF NOTES]
•	Class [__] Notes. The redemption price for the Class [__] notes will be calculated on the related Determination Date and will equal the sum of all net proceeds from the sale of the Mortgage Loans and cash, if any, remaining after the redemption of the notes (other than the Class [__] notes) and payment of all other fees and expenses of the issuing entity.

“Sale Proceeds” means all proceeds (including accrued interest) received with respect to sales of Mortgage Loans in accordance with the ISA, such as sales in connection with the exercise of a purchase option by a mezzanine lender or sales in connection with a repurchase for a material breach of a representation or warranty or material document defect, in each case, net of any reasonable out of pocket expenses of the indenture trustee, the note administrator or the master servicer in connection with any such sale.]

Reports to Noteholders; Certain Available Information

Note Administrator Reports

On each Payment Date, the note administrator will be required to provide or make available to each Noteholder of record a Payment Date statement in the form of Annex B and providing all information required under Regulation AB relating to payments made on that date for the relevant class and the recent status of the Mortgage Loans.

In addition, the note administrator will include (i) the identity of any Mortgage Loans permitting additional secured debt, identifying (A) the amount of any additional secured debt incurred during the related Collection Period, (B) the total debt service coverage ratio calculated on the basis of the mortgage loan and such additional secured debt and (C) the aggregate loan-to-value ratio calculated on the basis of the mortgage loan and the additional secured debt in each applicable Form 10-D filed on behalf of the issuing entity and (ii) the beginning and ending account balances for each of the Securitization Accounts (for the applicable period) in each Form 10-D filed on behalf of the issuing entity.

Within a reasonable period of time after the end of each calendar year, the note administrator is required to furnish to each person or entity who at any time during the calendar year was a holder of a note, a statement containing information (i) the amount of the payment on each Payment Date in reduction of the Principal Balance of the notes, and (ii) the amount of the payment on each Payment Date of the applicable Interest Accrual Amount, in each case, as to the applicable class, aggregated for the related calendar year or applicable partial year during which that person was a Noteholder, together with any other information that the note administrator deems necessary or desirable, or that a Noteholder or Note Owner reasonably requests, to enable Noteholders to prepare their tax returns for that calendar year. This obligation of the note administrator will be deemed to have been satisfied to the extent that substantially comparable information will be provided by the note administrator pursuant to any requirements of the Code as from time to time are in force.

In addition, the note administrator will provide or make available, to the extent received from the applicable person, on each Payment Date to each Privileged Person the following reports (other than clause (1) below, the “CREFC® Reports”) prepared by the master servicer, the note administrator or the special servicer, as applicable, substantially in the forms provided in the ISA (which forms are subject to change) and including substantially the following information:

(1)       a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Annex B in the tables under the caption “Mortgage Pool Information”, calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the master servicer and by the master servicer to the note administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex B;

(2)       a Commercial Real Estate Finance Council (“CREFC®”) delinquent loan status report;

(3)       a CREFC® historical loan modification and corrected loan report;

(4)       a CREFC® advance recovery report;

(5)       a CREFC® total loan report;

(6)       a CREFC® operating statement analysis report;

(7)       a CREFC® comparative financial status report;

(8)       a CREFC® net operating income adjustment worksheet;

(9)       a CREFC® real estate owned status report;

(10)       a CREFC® servicer watch list;

(11)       a CREFC® loan level reserve and letter of credit report;

(12)       a CREFC® property file;

(13)       a CREFC® financial file;

(14)       a CREFC® loan setup file; and

(15)       a CREFC® loan periodic update file.

The master servicer or the special servicer, as applicable, may omit any information from these reports that the master servicer or the special servicer regards as confidential, so long as such information is not required to be disclosed pursuant to Item 1125 of Regulation AB. Subject to any potential liability for willful misconduct, bad faith or negligence as described under “Indenture and Servicing Agreement—Limitation on Liability; Indemnification”, none of the master servicer, the special servicer, the indenture trustee or the note administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower or another party to the ISA or a party under an Non-Serviced Servicing Agreement that is included in any reports, statements, materials or information prepared or provided by it. Some information will be made available to Noteholders by electronic transmission as may be agreed upon between the depositor and the note administrator.

Before each Payment Date, the master servicer will deliver to the note administrator by electronic means:

•	a CREFC® property file;
•	a CREFC® financial file;
•	a CREFC® loan setup file; and

•	a CREFC® loan periodic update file.

In addition, the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) or applicable special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, is also required to prepare the following for each Mortgaged Property and REO Property:

•	Within 30 days after receipt of a quarterly operating statement, if any, commencing within 30 days of receipt of such quarterly operating statement for the quarter ending [__________], a CREFC® operating statement analysis report but only to the extent the related borrower is required by the Mortgage Loan documents to deliver and does deliver, or otherwise agrees to provide and does provide, that information, for the Mortgaged Property or REO Property as of the end of that calendar quarter, provided, however, that any analysis or report with respect to the first calendar quarter of each year will not be required to the extent provided in the then-current applicable CREFC® guidelines (it being understood that as of the date of this prospectus, the applicable CREFC® guidelines provide that such analysis or report with respect to the first calendar quarter (in each year) is not required for a Mortgaged Property unless such Mortgaged Property is analyzed on a trailing 12 month basis, or if the related Mortgage Loan (other than the Non-Serviced Mortgage Loan) is on the CREFC® Servicer Watch List). The master servicer (with respect to non-Specially Serviced Loans) or the special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will deliver to the note administrator, the operating advisor and each holder of a Serviced Companion Loan by electronic means the operating statement analysis upon request.
•	Within 30 days after receipt by the special servicer (with respect to Specially Serviced Loans and REO Properties) or the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) of any annual operating statements or rent rolls commencing within 30 days of receipt of such annual operating statement for the calendar year ending December 31, [____], a CREFC® net operating income adjustment worksheet, but only to the extent the related borrower is required by the mortgage to deliver and does deliver, or otherwise agrees to provide and does provide, that information, presenting the computation made in accordance with the methodology described in the ISA to “normalize” the full year net operating income and debt service coverage numbers used by the master servicer to satisfy its reporting obligation described in clause (8) above. Such special servicer or the master servicer will deliver to the note administrator, the operating advisor and each holder of a related Serviced Companion Loan by electronic means the CREFC® net operating income adjustment worksheet upon request.

Note Owners and any holder of a Serviced Companion Loan who are also Privileged Persons may also obtain access to any of the note administrator reports upon request and pursuant to the provisions of the ISA. Otherwise, until the time Definitive Notes are issued to evidence the notes, the information described above will be available to the related Note Owners only if DTC and its participants provide the information to the Note Owners.

“Privileged Person” includes the depositor and its designees, the initial purchasers, the underwriters, the mortgage loan sellers, the master servicer, the special servicer, the indenture trustee, the note administrator, any additional servicer designated by the master servicer or the special servicer, the Directing Holder (but only prior to the occurrence of a Consultation Termination Event), the operating advisor, any affiliate of the operating advisor designated by the operating advisor, the asset representations reviewer, any holder of a Companion Loan who provides an Investor Certification, any person who provides the note administrator with an Investor Certification and any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (“NRSRO”), including any Rating Agency, that delivers a NRSRO Certification to the note administrator, which Investor Certification and NRSRO Certification may be submitted electronically via the note administrator’s website; provided that in no event may a borrower, a manager of a Mortgaged Property, an affiliate, principal, partner, member, joint venture, limited partner, employee, representative, director, advisor or investor in any of the foregoing or an agent of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings be considered a Privileged Person. In determining whether any person is an additional servicer or an affiliate of the operating advisor, the note administrator may rely on a certification by the master servicer, the special servicer, a mortgage loan seller or the operating advisor, as the case may be.

“Investor Certification” means a note, substantially in the form attached to the ISA, representing (i) that such person executing the note is a Noteholder, the Directing Holder (to the extent such person is not a Noteholder), a beneficial owner of a note, a Companion Loan Holder or a prospective purchaser of a note (or any investment advisor or manager of the foregoing), (ii) that such person is not a borrower, a manager of a Mortgaged Property, an affiliate of any of the foregoing or an agent, principal, partner, member, joint venturer, limited partner, employee, representative, director, indenture trustee, advisor of or investor in or of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings, (iii) that such person has received a copy of the final prospectus and (iv) such person agrees to keep any Privileged Information confidential and will not violate any securities laws.

A “Noteholder” is the person in whose name a note is registered in the note register; provided, however, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to the ISA, any note registered in the name of or beneficially owned by the master servicer, the special servicer, the indenture trustee, the note administrator, the depositor, any mortgage loan seller, a manager of a Mortgaged Property, a borrower, a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings or any affiliate of any of such persons will be deemed not to be outstanding, and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; provided, however, that the foregoing restrictions will not apply in the case of the master servicer, the special servicer, the indenture trustee, the note administrator, the depositor, any mortgage loan seller or any affiliate of any of such persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities under the ISA or waive a Servicer Termination Event or trigger an Asset Review with respect to such Mortgage Loan; provided, further, that [so long as there is no Servicer Termination Event with respect to the master servicer or the special servicer, the master servicer and the special servicer or such affiliate of either will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party’s compensation or increase its obligations or liabilities under the ISA]; and provided, further, that such restrictions will not apply to (i) the exercise of the special servicer’s, the master servicer’s or any mortgage loan seller’s rights, if any, or any of their affiliates as a member of the Subordinate controlling class or (ii) any affiliate of the depositor, the master servicer, the special servicer, the indenture trustee or the note administrator that has provided an Investor Certification in which it has certified as to the existence of certain policies and procedures restricting the flow of information between it and the depositor, the master servicer, the special servicer, the indenture trustee or the note administrator, as applicable.

“NRSRO Certification” means a certification (a) executed by an NRSRO or (b) provided electronically and executed by such NRSRO by means of a “click-through” confirmation on the 17g-5 Information Provider’s website in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating Agency as such term is defined in the ISA or that such NRSRO has provided the depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 under the Exchange Act (“Rule 17g-5”), that such NRSRO has access to the depositor’s 17g-5 Information Provider’s website, and that such NRSRO will keep such information confidential except to the extent such information has been made available to the general public.

Under the ISA, with respect to a Subordinate Companion Loan, the master servicer or the special servicer, as applicable, is required to provide to the holder of such Subordinate Companion Loan or Loan-Specific Directing Holder, as applicable, certain other reports, copies and information relating to an AB Whole Loan. In addition, under the ISA, the master servicer or the special servicer, as applicable, is required to provide to the holders of any Companion Loan (or their designee including any master servicer or special servicer) certain other reports, copies and information relating to the related Serviced Whole Loan to the extent required under the related Intercreditor Agreement.

Certain information concerning the Mortgage Loans and the notes, including the Payment Date statements, CREFC® reports and supplemental notices with respect to such Payment Date statements and CREFC® reports, may be provided by the note administrator to certain market data providers, such as [__________], pursuant to the terms of the ISA.

[Upon the reasonable request of any Noteholder that has delivered an Investor Certification, the master servicer may provide (or forward electronically) at the expense of such Noteholder copies of any appraisals, operating statements, rent rolls and financial statements obtained by the master servicer; provided that in connection with such request, the master servicer may require a written confirmation executed by the requesting person substantially in such form as may be reasonably acceptable to the master servicer, generally to the effect that such person will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Noteholder may have under the ISA. Noteholders will not, however, be given access to or be provided copies of, any Mortgage Files or Diligence Files.]

Information Available Electronically

The note administrator will make available to any Privileged Person via the note administrator’s website (and will make available to the general public this prospectus, Payment Date statements, the ISA, the mortgage loan purchase agreements and the SEC EDGAR filings referred to below:

•	the following “deal documents”:
o	this prospectus;
o	the ISA, each sub-servicing agreement delivered to the note administrator from and after the closing date, if any, and the mortgage loan purchase agreements and any amendments and exhibits to those agreements; and
o	the CREFC® loan setup file delivered to the note administrator by the master servicer;
•	the following “SEC EDGAR filings”:
o	any reports on Forms 10-D, 10-K, 8-K and ABS-EE that have been filed by the note administrator with respect to the issuing entity through the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system;
•	the following documents, which will be made available under a tab or heading designated “periodic reports”:
o	the Payment Date statements;
o	the CREFC® bond level files;
o	the CREFC® collateral summary files;
o	the CREFC® Reports, other than the CREFC® loan setup file (provided that they are received by the note administrator); and
o	the annual reports prepared by the operating advisor;
•	the following documents, which will be made available under a tab or heading designated “additional documents”:
o	the summary of any Final Asset Status Report as provided by the special servicer; and

o	any property inspection reports, any environmental reports and appraisals delivered to the note administrator in electronic format;
•	the following documents, which will be made available under a tab or heading designated “special notices”:
o	notice of any release based on an environmental release under the ISA;
o	notice of any waiver, modification or amendment of any term of any Mortgage Loan;
o	notice of final payment on the notes;
o	all notices of the occurrence of any Servicer Termination Event received by the note administrator or any notice to Noteholders of the termination of the master servicer or the special servicer;
o	any notice of resignation or termination of the master servicer or special servicer;
o	notice of resignation of the indenture trustee or the note administrator, and notice of the acceptance of appointment by the successor indenture trustee or the successor note administrator, as applicable;
o	any direction received by the note administrator from a majority of the senior controlling class or 66-2/3% of the notes for the termination of the note administrator or the indenture trustee pursuant to the ISA;
o	any notice of any request by requisite percentage of Noteholders for a vote to terminate the special servicer, the operating advisor or the asset representations reviewer;
o	any notice to Noteholders of the operating advisor’s recommendation to replace the special servicer and the related report prepared by the operating advisor in connection with such recommendation;
o	notice of resignation or termination of the operating advisor or the asset representations reviewer and notice of the acceptance of appointment by the successor operating advisor or the successor asset representations reviewer;
o	notice of the note administrator’s determination that an Asset Review Trigger has occurred and a copy of any Final Asset Status Report received by the note administrator;
o	any notice of the termination of a sub-servicer;
o	officer’s certificates supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;
o	any notice of the termination of the issuing entity;
o	any notice that a Control Termination Event has occurred or is terminated or that a Consultation Termination Event has occurred;
o	any notice of the occurrence of an Operating Advisor Termination Event;
o	any notice of the occurrence of an Asset Reviewer Termination Event;
o	any Proposed Course of Action Notice;
o	any assessment of compliance delivered to the note administrator;
o	any Attestation Reports delivered to the note administrator; and

o	any “special notices” requested by a Noteholder to be posted on the note administrator’s website described under “—Noteholder Communication” below;
•	the “Investor Q&A Forum”; and
•	solely to Noteholders and Note Owners that are Privileged Persons, the “Investor Registry”.

Any reports on Form 10-D filed by the note administrator will (i) contain the information required by Rule 15Ga-1(a) concerning all Mortgage Loans held by the issuing entity that were the subject of a demand to repurchase or replace due to a breach or alleged breach of one or more representations and warranties made by the related mortgage loan seller, (ii) contain a reference to the most recent Form ABS-15G filed by the depositor and the mortgage loan sellers, if applicable, and the SEC’s assigned “Central Index Key” for each such filer, (iii) contain certain account balances to the extent available to the note administrator, and (iv) incorporate the most recent Form ABS-EE filing by reference (which such Form ABS-EE will be filed by the note administrator on or prior to the filing of the applicable report on Form 10-D).

The note administrator will not make any representation or warranty as to the accuracy or completeness of any report, document or other information made available on the note administrator’s website and will assume no responsibility for any such report, document or other information, other than with respect to such reports, documents or other information prepared by the note administrator. In addition, the note administrator may disclaim responsibility for any information distributed by it for which it is not the original source.

In connection with providing access to the note administrator’s website (other than with respect to access provided to the general public in accordance with the ISA), the note administrator may require registration and the acceptance of a disclaimer, including an agreement to keep certain nonpublic information made available on the website confidential, as required under the ISA. The note administrator will not be liable for the dissemination of information in accordance therewith.

The note administrator will make the “Investor Q&A Forum” available to Privileged Persons via the note administrator’s website under a tab or heading designated “Investor Q&A Forum”, where (i) Noteholders and beneficial owners that are Privileged Persons may submit inquiries to (a) the note administrator relating to the Payment Date statements, (b) the master servicer or the special servicer relating to servicing reports, the Mortgage Loans (excluding the Non-Serviced Mortgage Loan) or the related Mortgaged Properties or (c) the operating advisor relating to annual or other reports prepared by the operating advisor or actions by the special servicer referenced in such reports, and (ii) Privileged Persons may view previously submitted inquiries and related answers. The note administrator will forward such inquiries to the appropriate person and, in the case of an inquiry relating to the Non-Serviced Mortgage Loan, to the applicable party under the Non-Serviced Servicing Agreement. The note administrator, the master servicer, the special servicer or the operating advisor, as applicable, will be required to answer each inquiry, unless such party determines (i) the question is beyond the scope of the topics detailed above, (ii) that answering the inquiry would not be in the best interests of the issuing entity and/or the Noteholders, (iii) that answering the inquiry would be in violation of applicable law, the ISA (including requirements in respect of non-disclosure of Privileged Information) or the Mortgage Loan documents, (iv) that answering the inquiry would materially increase the duties of, or result in significant additional cost or expense to, the note administrator, the master servicer, the special servicer or the operating advisor, as applicable, (v) that answering the inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) that answering the inquiry is otherwise, for any reason, not advisable. In addition, no party will post or otherwise disclose any direct communications with the Directing Holder as part of its responses to any inquiries. In the case of an inquiry relating to the Non-Serviced Mortgage Loan, the note administrator is required to make reasonable efforts to obtain an answer from the applicable party under the Non-Serviced Servicing Agreement; provided that the note administrator will not be responsible for the content of such answer, or any delay or failure to obtain such answer. The note administrator will be required to post the inquiries and related answers, if any, on the Investor Q&A Forum, subject to and in accordance with the ISA. The Investor Q&A Forum may not reflect questions, answers and other communications that are not submitted through the note administrator’s website. Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and will not be deemed to be answers from any of the depositor, the underwriters or any of their respective affiliates. None of the underwriters, depositor, any of their respective affiliates or any other person will certify as to the accuracy of any of the information posted in the Investor Q&A Forum and no such person will have any responsibility or liability for the content of any such information.

The note administrator will make the “Investor Registry” available to any Noteholder and beneficial owner that is a Privileged Person via the note administrator’s website. Noteholders and beneficial owners may register on a voluntary basis for the “Investor Registry” and obtain contact information for any other Noteholder or beneficial owner that has also registered, provided that they comply with certain requirements as provided for in the ISA.

The note administrator’s internet website will initially be located at “www.[______]”. Access will be provided by the note administrator to such persons upon receipt by the note administrator from such person of an Investor Certification or NRSRO Certification in the form(s) attached to the ISA, which form(s) will also be located on and submitted electronically via the note administrator’s internet website. The parties to the ISA will not be required to provide that certification. In connection with providing access to the note administrator’s internet website, the note administrator may require registration and the acceptance of a disclaimer. The note administrator will not be liable for the dissemination of information in accordance with the terms of the ISA. The note administrator will make no representation or warranty as to the accuracy or completeness of such documents and will assume no responsibility for them. In addition, the note administrator may disclaim responsibility for any information distributed by the note administrator for which it is not the original source. Assistance in using the note administrator’s internet website can be obtained by calling the note administrator’s customer service desk at [________].

The note administrator is responsible for the preparation of tax returns on behalf of the issuing entity and the preparation of Distribution Reports on Form 10-D (based on information included in each monthly Payment Date statement and other information provided by other transaction parties) and Annual Reports on Form 10-K and certain other reports on Form 8-K that are required to be filed with the SEC on behalf of the issuing entity.

“17g-5 Information Provider” means the [note administrator].

The ISA will require the master servicer, subject to certain restrictions (including execution and delivery of a confidentiality agreement) set forth in the ISA, to provide certain of the reports or, in the case of the master servicer and the Subordinate controlling class Noteholder, access to the reports available as set forth above, as well as certain other information received by the master servicer, to any Privileged Person so identified by a Note Owner or an underwriter, that requests reports or information. However, the master servicer will be permitted to require payment of a sum sufficient to cover the reasonable costs and expenses of providing copies of these reports or information (which such amounts in any event are not reimbursable as additional administrative expenses), except that, other than for extraordinary or duplicate requests, prior to the occurrence of a Consultation Termination Event, the Directing Holder will be entitled to reports and information free of charge. Except as otherwise set forth in this paragraph, until the time definitive notes are issued, notices and statements required to be mailed to holders of notes will be available to Note Owners of notes only to the extent they are forwarded by or otherwise available through DTC and its Participants. Conveyance of notices and other communications by DTC to Participants, and by Participants to Note Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Except as otherwise set forth in this paragraph, the master servicer, the special servicer, the indenture trustee, the note administrator and the depositor are required to recognize as Noteholders only those persons in whose names the notes are registered on the books and records of the note registrar. The initial registered holder of the notes will be Cede & Co., as nominee for DTC.

Voting Rights

At all times during the term of the ISA, the voting rights for the notes (the “Voting Rights”) will be allocated among the respective classes of notes (other than the Class [ARD] notes or the [LOAN-SPECIFIC CLASS] notes) as follows:

(1) [__]% in the case of [INTEREST-ONLY CLASSES], allocated pro rata, based upon their respective Notional Amounts as of the date of determination, and

(2) in the case of any Principal Balance Notes, a percentage equal to the product of [___]% and a fraction, the numerator of which is equal to the aggregate Principal Balance (taking into account the application of any Notional Losses and (solely in connection with any votes relating to the replacement of the special servicer, the operating advisor or the asset representations reviewer as described in this prospectus) Appraisal Reduction Amounts allocated to the notes) of the class, in each case, determined as of the prior Payment Date immediately preceding such time, and the denominator of which is equal to the aggregate Principal Balance (taking into account the application of any Notional Losses and (solely in connection with any votes relating to the replacement of the special servicer, the operating advisor or the asset representations reviewer as described in this prospectus) Appraisal Reduction Amounts allocated to the notes) of the notes (or, if with respect to a vote of Non-Reduced Notes, the aggregate of the Principal Balances of all classes of the Non-Reduced Notes), each determined as of the prior Payment Date..

The Voting Rights of any class of notes are required to be allocated among Noteholders of such class in proportion to their respective Percentage Interests.

None of the Class [ARD] notes or the [LOAN-SPECIFIC CLASS] notes will be entitled to any Voting Rights.

“Non-Reduced Notes” means, as of any date of determination, any class of notes (other than the Class [ARD] notes or the [LOAN-SPECIFIC CLASS] notes) then outstanding for which (a) (1) the initial Principal Balance of such class of notes minus (2) the sum (without duplication) of (x) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the holders of such class of notes, and (y) any Appraisal Reduction Amounts and Notional Losses allocated to such class of notes to notionally reduce the Principal Balance of such class as of the date of determination, is equal to or greater than (b) 25% of the remainder of (i) the initial Principal Balance of such class of notes less (ii) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the holders of such class of notes.

Delivery, Form, Transfer and Denomination

The Offered Notes will be issued, maintained and transferred in the book-entry form only in minimum denominations of $10,000 initial Principal Balance, and in multiples of $1 in excess of $10,000.

Book-Entry Registration

The Offered Notes will initially be represented by one or more global securities for each such class registered in the name of a nominee of The Depository Trust Company (“DTC”). The depositor has been informed by DTC that DTC’s nominee will be Cede & Co. No holder of an Offered Note will be entitled to receive a note issued in fully registered, definitive form (each, a “Definitive Note”) representing its interest in such class, except under the limited circumstances described under “―Definitive Notes” below. Unless and until Definitive Notes are issued, all references to actions by holders of the Offered Notes will refer to actions taken by DTC upon instructions received from holders of Offered Notes through its participating organizations (together with Clearstream Banking, Luxembourg (“Clearstream”) and Euroclear Bank, as operator of the Euroclear System (“Euroclear”) participating organizations, the “Participants”), and all references in this prospectus to payments, notices, reports, statements and other information to holders of Offered Notes will refer to payments, notices, reports and statements to DTC or Cede & Co., as the registered holder of the Offered Notes, for payment to holders of Offered Notes through its Participants in accordance with DTC procedures; provided, however, that to the extent that the party to the ISA responsible for distributing any report, statement or other information has been provided in writing with the name of the Notes Owner of such an Offered Note (or the prospective transferee of such Note Owner), such report, statement or other information will be provided to such Note Owner (or prospective transferee).

Until Definitive Notes are issued in respect of the Offered Notes, interests in the Offered Notes will be transferred on the book-entry records of DTC and its Participants. The note administrator will initially serve as note registrar for purposes of recording and otherwise providing for the registration of the Offered Notes.

Holders of Offered Notes may hold their notes through DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are Participants of such system, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream Participants and the Euroclear Participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries (collectively, the “Depositaries”), which in turn will hold such positions in customers’ securities accounts in the Depositaries’ names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entries, thereby eliminating the need for physical movement of notes. Participants (“DTC Participants”) include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).

Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream Participant or Euroclear Participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

The holders of Offered Notes in global form that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, such Offered Notes may do so only through Participants and Indirect Participants. In addition, holders of Offered Notes in global form (“Note Owners”) will receive all payments of principal and interest through the Participants who in turn will receive them from DTC. Under a book-entry format, holders of such Offered Notes may experience some delay in their receipt of payments, since such payments will be forwarded by the note administrator to Cede & Co., as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or the applicable Note Owners. Note Owners will not be recognized by the indenture trustee, the note administrator, the note registrar, the operating advisor, the special servicer or the master servicer as holders of record of notes and Note Owners will be permitted to receive information furnished to Noteholders and to exercise the rights of Noteholders only indirectly through DTC and its Participants and Indirect Participants, except that Note Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the notes through the note administrator and the indenture trustee to the extent described in “—Redemption of Notes,” “—Reports to Noteholders; Certain Available Information”, “—Noteholder Communication” and “—List of Noteholders” and “Indenture and Servicing Agreement—The Operating Advisor”, “—The Asset Representations Reviewer”, “—Replacement of Special Servicer Without Cause”, “—Limitation on Rights of Noteholders to Institute a Proceeding” and “—Resignation and Removal of the Indenture Trustee and the Note Administrator”.

Under the rules, regulations and procedures creating and affecting DTC and its operations (the “DTC Rules”), DTC is required to make book-entry transfers of Offered Notes in global form among Participants on whose behalf it acts with respect to such Offered Notes and to receive and transmit payments of principal of, and interest on, such Offered Notes. Participants and Indirect Participants with which the Note Owners have accounts with respect to the Offered Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Note Owners. Accordingly, although the Note Owners will not possess the Offered Notes, the DTC Rules provide a mechanism by which Note Owners will receive payments on Offered Notes and will be able to transfer their interest.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a holder of Offered Notes in global form to pledge such Offered Notes to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Notes, may be limited due to the lack of a physical note for such Offered Notes.

DTC has advised the depositor that it will take any action permitted to be taken by a holder of an Offered Note under the ISA only at the direction of one or more Participants to whose accounts with DTC such note is credited. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.

Clearstream is incorporated under the laws of Luxembourg and is a global securities settlement clearing house. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of notes. Transactions may be settled in Clearstream in numerous currencies, including United States dollars. Clearstream provides to its Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is regulated as a bank by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for participants of the Euroclear system (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of notes and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of numerous currencies, including United States dollars. The Euroclear system includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry securities among Participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with such procedures, and such procedures may be discontinued at any time. None of the depositor, the indenture trustee, the note administrator, the master servicer, the special servicer or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.

Definitive Notes

Owners of beneficial interests in book-entry notes of any class will note not be entitled to receive physical delivery of Definitive Notes unless: (i) DTC advises the note registrar in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry notes of such class or ceases to be a clearing agency, and the note administrator and the depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the indenture trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Noteholders of such class and the indenture trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the indenture trustee to obtain possession of the notes of such class.

Noteholder Communication

Access to Noteholders’ Names and Addresses

Upon the written request of any Noteholder or Note Owner that has delivered an executed Investor Certification to the indenture trustee or the note administrator, the note registrar will promptly furnish or cause to be furnished to such requesting party a list of the names and addresses of the noteholders as of the most recent Record Date as they appear in the note register, at the expense of the requesting party.

Requests to Communicate

The ISA will require that the note administrator include in any Form 10–D any request received prior to the Payment Date to which the Form 10-D relates (and on or after the Payment Date preceding such Payment Date) from a Noteholder or Note Owner to communicate with other Noteholders or Note Owners related to Noteholders or Note Owners exercising their rights under the terms of the ISA. Any Form 10-D containing such disclosure regarding the request to communicate is required to include no more than the name of the Noteholder or Note Owner making the request, the date the request was received, a statement to the effect that note administrator has received such request, stating that such Noteholder or Note Owner is interested in communicating with other Noteholders or Note Owners with regard to the possible exercise of rights under the ISA, and a description of the method other Noteholders or Note Owners may use to contact the requesting Noteholder or Note Owner.

Any Noteholder or Note Owner wishing to communicate with other Noteholders and Note Owners regarding the exercise of its rights under the terms of the ISA (such party, a “Requesting Investor”) should deliver a written request (a “Communication Request”) signed by an authorized representative of the Requesting Investor to the note administrator at the address below:

[____________]
[____________]
[____________]

Any Communication Request must contain the method other Noteholders and Note Owners should use to contact the Requesting Investor, and, if the Requesting Investors is not the registered holder of a class of notes, then the Communication Request must contain (i) a written certification from the Requesting Investor that it is a beneficial owner of a class of notes, and (ii) one of the following forms of documentation evidencing its beneficial ownership in such class of notes: (A) a trade confirmation, (B) an account statement, (C) a medallion stamp guaranteed letter from a broker or dealer stating the Requesting Investor is the beneficial owner, or (D) a document acceptable to the note administrator that is similar to any of the documents identified in clauses (A) through (C). Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the note administrator.

List of Noteholders

Upon the written request of any Noteholder, which is required to include a copy of the communication the Noteholder proposes to transmit, that has provided an Investor Certification, which request is made for purposes of communicating with other holders of notes of the same series with respect to their rights under the ISA or the notes, the note registrar or other specified person will, within 5 business days after receipt of such request afford such Noteholder (at such Noteholder’s sole cost and expense) access during normal business hours to the most recent list of Noteholders related to the class of notes.

Description of the Mortgage Loan Purchase Agreements

General

On the Closing Date, the depositor will acquire the Mortgage Loans and the Owned Subordinate Companion Loan from each mortgage loan seller pursuant to a separate mortgage loan purchase agreement (each, a “MLPA”), between the applicable mortgage loan seller and the depositor.

Under the applicable MLPA, the depositor will require each mortgage loan seller to deliver to [the note administrator], in its capacity as custodian, among other things, the following documents (except that the documents with respect to the Non-Serviced Whole Loan (other than the original promissory note) will be held by the custodian under the Non-Serviced Servicing Agreement) with respect to each Mortgage Loan and the Owned Subordinate Companion Loan sold by the mortgage loan seller (collectively, as to each Mortgage Loan, the “Mortgage File”):

(i)       the original Mortgage Note, endorsed on its face or by allonge attached to the Mortgage Note, without recourse, to the order of the indenture trustee or in blank (or, if the original Mortgage Note has been lost, an affidavit to such effect from the applicable mortgage loan seller or another prior holder, together with a copy of the Mortgage Note and an indemnity properly assigned and endorsed to the indenture trustee);

(ii)       the original or a certified copy of the Mortgage, together with an original or copy of any intervening assignments of the Mortgage, in each case with evidence of recording indicated thereon or certified to have been submitted for recording;

(iii)       an original assignment of the Mortgage in favor of the indenture trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee’s name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(iv)       the original or a copy of any related assignment of leases and of any intervening assignments (if such item is a document separate from the Mortgage), with evidence of recording indicated thereon or certified to have been submitted for recording;

(v)       an original assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the indenture trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee’s name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(vi)       the original assignment of all unrecorded documents relating to the Mortgage Loan or a Serviced Whole Loan, if not already assigned pursuant to items (iii) or (v) above;

(vii)       originals or copies of all modification, consolidation, assumption, written assurance and substitution agreements in those instances in which the terms or provisions of the Mortgage or Mortgage Note have been modified or the Mortgage Loan or the Owned Subordinate Companion Loan has been assumed or consolidated;

(viii)       the original or a copy of the policy or certificate of lender’s title insurance issued on the date of the origination of such Mortgage Loan and the Owned Subordinate Companion Loan, or, if such policy has not been issued or located, an irrevocable, binding commitment (which may be a marked version of the policy that has been executed by an authorized representative of the title company or an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company) to issue such title insurance policy;

(ix)       any filed copies (bearing evidence of filing) or evidence of filing of any Uniform Commercial Code financing statements, related amendments and continuation statements in the possession of the applicable mortgage loan seller;

(x)       an original assignment in favor of the indenture trustee of any financing statement executed and filed in favor of the applicable mortgage loan seller in the relevant jurisdiction (or, if the related mortgage loan seller is responsible for the filing of that assignment, a copy of such assignment to be sent for filing);

(xi)       any intercreditor agreement relating to permitted debt of the borrower, including any Intercreditor Agreement relating to a Serviced Whole Loan;

(xii)       copies of any loan agreement, escrow agreement, security agreement or letter of credit relating to a Mortgage Loan or a Serviced Whole Loan;

(xiii)       the original or copy of any ground lease, ground lessor estoppel, environmental insurance policy or guaranty relating to a Mortgage Loan or a Serviced Whole Loan;

(xiv)       a copy of any property management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xv)       a copy of any franchise agreements and comfort letters or similar agreements relating to a Mortgage Loan or Serviced Whole Loan and, with respect to any franchise agreement, comfort letter or similar agreement, any assignment of such agreements or any notice to the franchisor of the transfer of a Mortgage Loan or Serviced Whole Loan and a request for confirmation that the issuing entity is a beneficiary of such comfort letter or other agreement, or for the issuance of a new comfort letter in favor of the issuing entity, as the case may be;

(xvi)       a copy of any lock-box or cash management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xvii)       a copy of any related mezzanine intercreditor agreement;

(xviii)       a copy of all related environmental reports that were received by the mortgage loan seller; and

(xix)       a copy of all related environmental insurance policies.

In addition, the depositor will require each mortgage loan seller to deliver to the special servicer the Diligence File on the Closing Date.

[“Diligence File” means any documents (including copies of documents required to be part of the related Mortgage File) related to the origination and the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable mortgage loan seller in connection with the transfer of the applicable Mortgage Loan to the issuing entity, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable mortgage loan seller’s asset summary, copies of all property insurance policies for the mortgaged property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the mortgaged property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Mortgage Loan; provided that no information that is proprietary to the related originator or mortgage loan seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.]

Each MLPA will contain certain representations and warranties of the applicable mortgage loan seller with respect to each Mortgage Loan [and the Owned Subordinate Companion Loan] sold by that mortgage loan seller. Those representations and warranties are set forth in Annex D-1, and will be made as of the Closing Date, or as of another date specifically provided in the representation and warranty, subject to certain exceptions to such representations and warranties as set forth in Annex D-2.

If any of the documents required to be included in the Mortgage File for any Mortgage Loan or the Owned Subordinate Companion Loan is missing from the Mortgage File or defective or if there is a breach of a representation or warranty relating to any Mortgage Loan or the Owned Subordinate Companion Loan, and, in either case, such omission, breach or defect materially and adversely affects the value of the related Mortgage Loan or the Owned Subordinate Companion Loan, the value of the related Mortgaged Property or the interests of any Noteholders in the Mortgage Loan, the Owned Subordinate Companion Loan or Mortgaged Property (a “Material Defect”), the applicable mortgage loan seller will be required to, no later than 90 days following such mortgage loan seller’s receipt of notice of the Material Defect from any party to the ISA (a “Breach Notice”)[; provided that the applicable mortgage loan seller may not repurchase the Owned Subordinate Companion Loan without repurchasing the related Mortgage Loan]; provided, however, that the applicable mortgage loan seller will generally have an additional 90-day period to cure such Material Defect (or, failing such cure, to repurchase the affected Mortgage Loan and the related Owned Subordinate Companion Loan or REO Loan or, if applicable, substitute a Qualified Substitute Mortgage Loan (other than with respect to the related Whole Loans, for which no substitution will be permitted), if it is diligently proceeding toward that cure, and has delivered to the master servicer, the special servicer, the note administrator (who will promptly deliver a copy of such officer’s certificate to the 17g-5 Information Provider), the indenture trustee, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Holder, an officer’s certificate that describes the reasons that a cure was not effected within the initial 90-day period.

No delay in either the discovery of a Material Defect or in providing notice of such Material Defect will relieve the applicable mortgage loan seller of its obligation to repurchase the related Mortgage Loan and the related Owned Subordinate Companion Loan unless (i) the mortgage loan seller did not otherwise discover or have knowledge of such Material Defect and (ii) such delay is the result of the failure by a party to the ISA to promptly provide a Breach Notice as required by the terms of the MLPA or the ISA after such party has actual knowledge of such defect or breach (knowledge will not be deemed to exist by reason of the custodian’s exception report) and such delay precludes the mortgage loan seller from curing such Material Defect.

If there is a Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable mortgage loan seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Mortgage Loan documents (and such Mortgaged Property is, in fact, released), and (ii) each applicable Rating Agency has provided a Rating Agency Confirmation.

[Notwithstanding the foregoing, in lieu of a mortgage loan seller repurchasing, substituting or curing such Material Defect, to the extent that the mortgage loan seller and the special servicer (with the consent of [the Directing Holder for so long as no Control Termination Event has occurred and is continuing][the Senior Controlling Class]) are able to agree upon a cash payment payable by the mortgage loan seller to the issuing entity that would be deemed sufficient to compensate the issuing entity for such Material Defect (a “Loss of Value Payment”), the mortgage loan seller may elect, in its sole discretion, to pay such Loss of Value Payment. Upon its making such payment, the mortgage loan seller will be deemed to have cured such Material Defect in all respects.]

In addition, the MLPA provides that, with respect to the Non-Serviced Whole Loan, if a material document defect exists under the Non-Serviced Servicing Agreement, and the related seller repurchases the Non-Serviced Companion Loan from the Non-Serviced Issuing Entity, such seller is required to repurchase the Non-Serviced Mortgage Loan; provided, however, that no such repurchase obligation will apply to any material document defect related solely to the promissory notes for any Pari Passu Companion Loans owned by the Non-Serviced Issuing Entity.

With respect to any Mortgage Loan and the Owned Subordinate Companion Loan, “Purchase Price” equals to the sum of (1) the [outstanding principal balance of such Mortgage Loan [and the related Owned Subordinate Companion Loan] (or related REO Loan)], as of the date of purchase, (2) all accrued and unpaid interest on the Mortgage Loan [and the related Owned Subordinate Companion Loan] (or any related REO Loan) [at the related Mortgage Rate in effect from time to time], to, but not including, the due date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase, (3) all related unreimbursed Servicing Advances plus accrued and unpaid interest on all related Advances at the Reimbursement Rate, Special Servicing Fees (whether paid or unpaid) and any other additional administrative expenses (except for Liquidation Fees) in respect of such Mortgage Loan and the related Owned Subordinate Companion Loan or related REO Loan, if any, (4) solely in the case of a repurchase or substitution by a mortgage loan seller, all reasonable out-of-pocket expenses reasonably incurred or to be incurred by the master servicer, the special servicer, the depositor, the note administrator, asset representations reviewer or the indenture trustee in respect of the omission, breach or defect giving rise to the repurchase or substitution obligation, including any expenses arising out of the enforcement of the repurchase or substitution obligation, including, without limitation, legal fees and expenses and any additional administrative expenses relating to such Mortgage Loan and the related Owned Subordinate Companion Loan (or related REO Loan); provided, however, that such out-of-pocket expenses will not include expenses incurred by investors in instituting an Asset Review Vote Election, in taking part in an Asset Review Vote or in utilizing the dispute resolution provisions described below under “—Dispute Resolution Provisions”, and (5) Liquidation Fees, if any, payable with respect to the affected Mortgage Loan and the related Owned Subordinate Companion Loan (or related REO Loan) (which will not include any Liquidation Fees if such affected Mortgage Loan is repurchased prior to the expiration of the additional 90-day period immediately following the initial 90-day period).

A “Qualified Substitute Mortgage Loan” is a substitute mortgage loan (other than with respect to the Whole Loans, for which no substitution will be permitted) replacing a Mortgage Loan with respect to which a material breach or document defect exists that must, on the date of substitution:

(a)       have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the removed Mortgage Loan as of the due date in the calendar month during which the substitution occurs;

(b)       have a Mortgage Rate not less than the Mortgage Rate of the removed Mortgage Loan (determined without regard to any prior modification, waiver or amendment of the terms of the removed Mortgage Loan);

(c)       have the same due date and a grace period no longer than that of the removed Mortgage Loan;

(d)       accrue interest on the same basis as the removed Mortgage Loan (for example, on the basis of a 360-day year consisting of twelve 30-day months);

(e)       have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the removed Mortgage Loan;

(f)       have a then-current loan-to-value ratio equal to or less than [the lesser of (i)] the loan-to-value ratio for the removed Mortgage Loan as of the Closing Date [and (ii) [__]%, in each case] using a “value” for the Mortgaged Property as determined using an appraisal conducted by a member of the Appraisal Institute (“MAI”) prepared in accordance with the requirements of the FIRREA;

(g)       comply as of the date of substitution in all material respects with all of the representations and warranties set forth in the related MLPA;

(h)       have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and that will be delivered as a part of the related Mortgage File;

(i)       have a then-current DSCR at least equal to [the greater of (i)] the original DSCR of the removed Mortgage Loan as of the Closing Date [and (ii) [___]x];

(j)       not have a maturity date or an amortization period that extends to a date that is after the date two years prior to the Stated Maturity Date;

(k)       have comparable prepayment restrictions to those of the removed Mortgage Loan;

(l)       not be substituted for a removed Mortgage Loan unless the indenture trustee and the note administrator have received a Rating Agency Confirmation from each of the Rating Agencies (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable mortgage loan seller);

(m)       have been approved[, so long as a Control Termination Event has not occurred and is not continuing, by the Directing Holder][by the Senior Controlling Class];

(n)       prohibit Defeasance within two years of the Closing Date;

(o)       not be substituted for a removed Mortgage Loan if it would result in the issuing entity losing its status as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes;

(p)       have an engineering report that indicates no material adverse property condition or deferred maintenance with respect to the related Mortgaged Property with respect to the related Mortgaged Property that will be delivered as a part of the related servicing file; and

(q)       be current in the payment of all scheduled payments of principal and interest then due.

In the event that more than one Mortgage Loan is substituted for a removed Mortgage Loan or Mortgage Loans, then (x) the amounts described in clause (a) are required to be determined on the basis of aggregate principal balances and (y) each such proposed Qualified Substitute Mortgage Loan must individually satisfy each of the requirements specified in clauses (b) through (q) of the preceding sentence, except (z) the rates described in clause (b) above and the remaining term to stated maturity referred to in clause (e) above are required to be determined on a weighted average basis, provided that no individual Mortgage Rate (net of the Servicing Fee Rate, the Note Administrator/Indenture Trustee Fee Rate and the Operating Advisor Fee Rate) may be lower than the highest fixed Interest Rate of any class of notes having a principal balance then-outstanding. When a Qualified Substitute Mortgage Loan is substituted for a removed Mortgage Loan, the applicable mortgage loan seller will be required to certify that the Mortgage Loan meets all of the requirements of the above definition and send the certification to the indenture trustee, the note administrator and[, prior to the occurrence of a Consultation Termination Event, the Directing Holder][the Senior Controlling Class].

Subject to the dispute resolution provisions described under “Indenture and Servicing Agreement—Dispute Resolution Provisions”, the foregoing repurchase or substitution obligation or the obligation to pay the Loss of Value Payment will constitute the sole remedy available to the Noteholders and the indenture trustee under the ISA for any uncured breach of any mortgage loan seller’s representations and warranties regarding the Mortgage Loans or any uncured document defect; provided, however, that if any breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related borrower to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the applicable mortgage loan seller may cure such breach within the applicable cure period (as the same may be extended) by reimbursing the issuing entity (by wire transfer of immediately available funds) for (i) the reasonable amount of any such costs and expenses incurred by parties to the ISA or the issuing entity that are incurred as a result of such breach and have not been reimbursed by the related borrower and (ii) the amount of any fees and reimbursable expenses of the asset representations reviewer attributable to the Asset Review of such Mortgage Loan; provided, further, that in the event any such costs and expenses exceed $10,000, the applicable mortgage loan seller will have the option to either repurchase or substitute for the related Mortgage Loan as provided above or pay such costs and expenses. The applicable mortgage loan seller will remit the amount of these costs and expenses and upon its making such remittance, the applicable mortgage loan seller will be deemed to have cured the breach in all respects. The applicable mortgage loan seller will be the sole warranting party in respect of the Mortgage Loans sold by that mortgage loan seller to the depositor, and none of its affiliates and no other person will be obligated to repurchase or replace any affected Mortgage Loan or make a Loss of Value Payment in connection with a breach of any representation and warranty or in connection with a document defect if the applicable mortgage loan seller defaults on its obligation to do so.

Dispute Resolution Provisions

The mortgage loan seller will be subject to the dispute resolution provisions described under “Indenture and Servicing Agreement—Dispute Resolution Provisions” to the extent those provisions are triggered with respect to any mortgage loan sold to the depositor by the mortgage loan seller and will be obligated under the MLPA to comply with all applicable provisions and to take part in any mediation or arbitration proceedings that may result.

Asset Review Obligations

The mortgage loan seller will be obligated to perform its obligations described under “Indenture and Servicing Agreement—The Asset Representations Reviewer—Asset Review” relating to any Asset

Reviews performed by the asset representations reviewer, and the mortgage loan seller will have the rights described under that heading.

Indenture and Servicing Agreement

General

The servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loan), any related Serviced Companion Loans and any related REO Properties (including any interest of the holder of any Companion Loan in the REO Property acquired with respect to any Serviced Whole Loan) will be governed by the ISA and the related Intercreditor Agreement.

The Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and any related REO Properties (including the issuing entity’s interest in REO Property acquired with respect to the Non-Serviced Whole Loan) will be serviced by the Non-Serviced Master Servicer and the Non-Serviced Special Servicer under the Non-Serviced Servicing Agreement in accordance with such Non-Serviced Servicing Agreement and the related Intercreditor Agreement. Unless otherwise specifically stated and except where the context otherwise indicates (such as with respect to P&I Advances), discussions in this section or in any other section of this prospectus regarding the servicing and administration of the Mortgage Loans should be deemed to include the servicing and administration of the related Serviced Companion Loans but do not include the Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and any related REO Property.

The following summaries describe certain provisions of the ISA relating to the servicing and administration of the Mortgage Loans (excluding the Non-Serviced Mortgage Loan), the related Companion Loans and any related REO Properties. In the case of the Serviced Whole Loans, certain provisions of the related Intercreditor Agreement are described under “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Serviced AB Whole Loan”.

Certain provisions of the Non-Serviced Servicing Agreement relating to the servicing and administration of the Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and the related REO Properties and the related Intercreditor Agreement are summarized under “Description of the Mortgage Pool—The Whole Loans” and “—Servicing of the Non-Serviced Mortgage Loan” below.

Events of Default

An “Event of Default” is defined in the ISA as:

(a)       a default in the payment of any interest on any Class [MOST SENIOR CLASSES OF NOTES THAT ARE NOT DEFERRABLE NOTES] note (or, if no Class [MOST SENIOR CLASSES OF NOTES THAT ARE NOT DEFERRABLE NOTES] are outstanding, any note of the most senior class of notes outstanding) when the same becomes due and payable and the continuation of any such default for three (3) business days after a responsible officer of the note administrator has actual knowledge or receives notice from any holder of notes of such payment default; provided that in the case of a failure to disburse funds due to an administrative error or omission by the note administrator or the indenture trustee, such failure continues for five (5) business days after a responsible officer of the note administrator receives written notice or has actual knowledge of such administrative error or omission; or

(b)       a default in the payment of principal (or the related Redemption Price, if applicable) of any Class [MOST SENIOR CLASS OF NOTES] note when the same becomes due and payable, at its Stated Maturity Date or any Redemption Date; or if there are no Class MOST SENIOR CLASS OF NOTES] notes outstanding, a default in the payment of principal (or the related Redemption Price, if applicable) of any Class [NEXT MOST SENIOR CLASS OF NOTES] note when the same becomes due and payable at its Stated Maturity Date or any Redemption Date; or if there are no Class [MOST SENIOR CLASS OF NOTES] notes or Class [NEXT MOST SENIOR CLASS OF NOTES] notes outstanding, a default in the payment of principal (or the related Redemption Price, if applicable) of any Class [__] note when the same becomes due and payable at its Stated Maturity Date or any Redemption Date; provided, in each case, that in the case of a failure to disburse funds due to an administrative error or omission by the note administrator or the indenture trustee, such failure continues for five business days after a responsible officer of the note administrator receives written notice or has actual knowledge of such administrative error or omission; or

(c)       the failure on any Payment Date to disburse amounts available in the Payment Account in accordance with the Priority of Payments set forth in the ISA (other than a default in payment described in clause (a) or (b) above), which failure continues for a period of three (3) business days or, in the case of a failure to disburse such amounts due to an administrative error or omission by the note administrator, which failure continues for five (5) business days; or

(d)       either the issuing entity or the pool of collateral becomes an investment company required to be registered under the 1940 Act; or

(e)       a default in any material respect in the performance, or breach, of any other covenant or other agreement of the issuing entity (other than the covenant to make the payments described in clauses (a), (b) or (c) above) or any representation or warranty of the issuing entity under the ISA or in any note or other writing delivered pursuant to the ISA or in connection therewith proves to be incorrect in any material respect when made, and the continuation of such default or breach for a period of thirty (30) days (or, if such default, breach or failure has an adverse effect on the validity, perfection or priority of the security interest granted under the ISA, fifteen (15) days) after the issuing entity has actual knowledge thereof or after notice thereof to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of the notes evidencing at least [25]% of the Senior Controlling Class; or

(f)       the entry of a decree or order by a court having competent jurisdiction adjudging the issuing entity as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the issuing entity under the Bankruptcy Code or any bankruptcy, insolvency, reorganization or similar law enacted under any other applicable law, or appointing a receiver, liquidator, assignee, or sequestrator (or other similar official) of the issuing entity or of any substantial part of its property, respectively, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days; or

(g)       the institution by the issuing entity of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code, or any bankruptcy, insolvency, reorganization or similar law or any other similar applicable law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, indenture trustee or sequestrator (or other similar official) of the issuing entity or of any substantial part of its property, respectively, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of any action by the issuing entity in furtherance of any such action; or

(h)       one or more final judgments being rendered against the issuing entity which exceed, in the aggregate, U.S. $1,000,000 and which remain unstayed, undischarged and unsatisfied for thirty (30) days after such judgment(s) becomes nonappealable, unless adequate funds have been reserved or set aside for the payment thereof, and unless (except as otherwise specified in writing by the Rating Agencies) a Rating Agency Confirmation has been received from the Rating Agencies; or

(i)       the issuing entity loses its status as a Qualified REIT Subsidiary or other disregarded entity of 3650 Real Estate Investment Trust 2 LLC or another REIT for U.S. federal income tax purposes, unless (A) within ninety (90) days the issuing entity receives an amount from the holders of the Class [__] notes sufficient to discharge in full the amounts then due and unpaid on the notes in accordance with the Priority of Payments and all other amounts and expenses owed in accordance with the ISA or (B) all classes of the notes are subject to a Tax Redemption announced by the issuing entity in compliance with the ISA, and such redemption has not been rescinded.

If an Event of Default occurs and is continuing (other than the Event of Default specified in clauses (f) or (g) above), the indenture trustee may, and will at the direction of a majority, by outstanding principal amount, of each class of notes voting as a separate class (but excluding any notes held by the Sponsor or its affiliates), declare the principal of and accrued and unpaid interest on all the notes to be immediately due and payable. Upon any such declaration such principal, together with all accrued and unpaid interest thereon, and other amounts payable thereunder in accordance with the Priority of Payments will become immediately due and payable (except that in the case of an Event of Default described in clauses (f) or (g) above, such an acceleration will occur automatically and without any further action).

The “Senior Controlling Class” will be the Class [MOST SENIOR CLASS OF NOTES] notes, so long as any Class [MOST SENIOR CLASS OF NOTES] notes are outstanding, and then the Class [NEXT MOST SENIOR CLASS OF NOTES] notes, so long as any Class [NEXT MOST SENIOR CLASS OF NOTES] notes are outstanding. Any declaration of acceleration may under certain circumstances be rescinded as described in the ISA by the holders of the notes evidencing at least a majority of each and every class of notes.

If an Event of Default has occurred and is continuing when any of the notes are outstanding, the indenture trustee will (except as otherwise expressly permitted or required under the ISA) retain the collateral securing the notes, collect and cause the collection of the proceeds thereof and make and apply all payments and deposits and maintain all accounts in respect of the collateral and the notes in accordance with the Priority of Payments and under the ISA, and will not sell or liquidate the collateral, unless either:

(i)       The note administrator, pursuant to the ISA, determines (based upon information delivered to it in accordance with the ISA) that the anticipated proceeds of a sale or liquidation of the collateral (after deducting the reasonable expenses of such sale or liquidation) would be sufficient to discharge in full the amounts then due and unpaid on the notes and amounts due and payable to the master servicer or indenture trustee in respect of unreimbursed Interest Advances and Reimbursement Interest, and the holders of notes evidencing a majority of the Senior Controlling Class agrees with such determination; or

(ii)       the holders of the notes evidencing at least [66-2/3]% of the aggregate outstanding Principal Balance of each class of notes (each voting as a separate class and excluding any notes held by the Sponsor or its affiliates), direct, subject to the provisions of the ISA, the sale and liquidation of all or a portion of the collateral.

In the event of a sale of a portion of the collateral pursuant to clause (ii) above, the Special Servicer will sell those collateral identified by the requisite Noteholders pursuant to a written direction in form and substance satisfactory to the indenture trustee and all proceeds of such sale will be distributed in the order set forth in “Description of the Notes—Payments on the Notes—Priority of Payments.” Subject to the preceding sentence, a majority of the Senior Controlling Class will have the right following the occurrence, and during the continuance of, an Event of Default to cause the institution of, and direct the time, method and place of conducting, any proceeding for any remedy available to the indenture trustee and to direct the exercise of any trust, right, remedy or power conferred upon the indenture trustee; provided, that (a) such direction must not conflict with any rule of law or with any express provision of the ISA, (b) the indenture trustee may take any other action deemed proper by the indenture trustee that is not inconsistent with such direction, (c) the indenture trustee has been provided with security or indemnity reasonably satisfactory to it, and (d) notwithstanding the foregoing, any direction to the indenture trustee to undertake a sale of collateral may be given only in accordance with the preceding paragraph, in connection with any sale and liquidation of a portion of the collateral, the preceding sentence, and, in all cases, the applicable provisions of the ISA.

The indenture trustee will have a lien upon the collateral, which lien is senior to the lien of the Noteholders, to secure the payment of amounts owed to it under the ISA in accordance with the Priority of Payments.

No holder of a note will have the right to institute any proceeding with respect to the ISA unless (i) such holder previously has given to the indenture trustee written notice of an Event of Default, (ii) except in the case of a default in the payment of principal or interest, the holders of the notes evidencing at least [25]% of the Senior Controlling Class have made a written request upon the indenture trustee to institute such proceedings in its own name as indenture trustee and such holders have offered the indenture trustee reasonable indemnity, (iii) the indenture trustee has for thirty (30) days failed to institute any such proceeding, and (iv) no direction inconsistent with such written request has been given to the indenture trustee during such [30-day] period by the holders of the notes evidencing a majority of the Senior Controlling Class. The right of a Noteholder to institute any proceeding with respect to the ISA is subject to any non-petition covenants set forth in the ISA.

If an Event of Default as described in clause (e) of the definition of Event of Default occurs and is continuing, the indenture trustee may, and at the request of the holders of the notes evidencing not less than [25]% of the Senior Controlling Class will, institute a proceeding solely to compel performance of the covenant or agreement or to cure the representation or warranty, the breach of which gave rise to such Event of Default, and enforce any equitable decree or order arising from such proceeding.

Upon any sale of any portion of the collateral in connection with an Event of Default pursuant to the ISA, whether made under the power of sale given under the ISA or by virtue of judicial proceedings, any holders of notes or the master servicer or any its affiliates may bid for and purchase the collateral or any part thereof and, upon compliance with the terms of such sale, may hold, retain, possess or dispose of such property in its or their own absolute right without accountability; and any purchaser at any such sale may, in paying the purchase money, turn in any of the notes in lieu of cash equal to the amount which will, upon distribution of the net proceeds of such sale, be payable on the notes so turned in by such holder (taking into account the class of such notes). Such notes, in case the amounts so payable thereon will be less than the amount due thereon, will be returned to the holders thereof after proper notation has been made thereon to show partial payment or a new note shall be delivered to the holders reflecting the reduced interest thereon.

In determining whether the holders of the requisite percentage of notes have given any direction, notice or consent under the ISA, notes owned by the issuing entity or any affiliate thereof will be disregarded and deemed not to be outstanding except notes so owned that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the note administrator the pledgee’s right so to act with respect to such notes and that the pledgee is not the issuing entity or any other obligor upon the notes or any affiliate of the issuing entity or such other obligor. The note administrator will be entitled to rely on certificates from Noteholders to determine any such affiliations.

Assignment of the Mortgage Loans

The depositor will purchase the Mortgage Loans and the Owned Subordinate Companion Loan to be included in the issuing entity on or before the Closing Date from each of the mortgage loan sellers pursuant to separate MLPAs. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers” and “Description of the Mortgage Loan Purchase Agreements”.

On the Closing Date, the depositor will sell, transfer or otherwise convey, assign or cause the assignment of the Mortgage Loans and the Owned Subordinate Companion Loan, without recourse, together with the depositor’s rights and remedies against the mortgage loan sellers under the MLPAs, to the indenture trustee for the benefit of the holders of the notes. On or prior to the Closing Date, the depositor will require each mortgage loan seller to deliver to the note administrator, in its capacity as custodian, the Mortgage Notes and certain other documents and instruments with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan. The custodian will hold such documents in the name of the issuing entity for the benefit of the holders of the notes. The custodian is obligated to review certain documents for each Mortgage Loan within [60] days of the Closing Date and report any missing documents or certain types of document defects to the parties to the ISA and the Directing Holder (so long as no Consultation Termination Event has occurred) and the related mortgage loan seller.

In addition, pursuant to the related MLPA, the depositor will require each mortgage loan seller to deliver the Diligence File to the special servicer on the Closing Date.

Pursuant to the ISA, the depositor will assign to the indenture trustee for the benefit of Noteholders the representations and warranties made by the mortgage loan sellers to the depositor in the MLPAs and any rights and remedies that the depositor has against the mortgage loan sellers under the MLPAs with respect to any Material Defect. See “—Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” below and “Description of the Mortgage Loan Purchase Agreements”.

Servicing Standard

The master servicer and the special servicer will each be required to diligently service and administer the Mortgage Loans (excluding the Non-Serviced Mortgage Loan), any related Serviced Companion Loans and the related REO Properties (other than any REO Property related to a Non-Serviced Mortgage Loan), for which it is responsible in accordance with applicable law, the terms of the ISA, the Mortgage Loan documents, and the related Intercreditor Agreements and, to the extent consistent with the foregoing, in accordance with the higher of the following standards of care: (1) the same manner in which, and with the same care, skill, prudence and diligence with which the master servicer or the special servicer, as the case may be, service and administer similar Mortgage Loans for other third-party portfolios, and (2) the same care, skill, prudence and diligence with which the master servicer or special servicer, as the case may be, services and administers similar Mortgage Loans owned by the master servicer or the special servicer, as the case may be, with a view to; (A) the timely recovery of all payments or principal and interest under the Mortgage Loans or Serviced Whole Loans or (B) in the case of a Specially Serviced Loan or an REO Property, the maximization of timely recovery of principal and interest on a net present value basis on the Mortgage Loans and any related Serviced Companion Loans, and the best interests of the issuing entity and the noteholders (as a collective whole as if such Noteholders constituted a single lender) (and, in the case of any Whole Loan, the best interests of the issuing entity, the Noteholders and the holder of the related Companion Loan (as a collective whole as if such Noteholders and the holder or holders of the related Companion Loan constituted a single lender), taking into account the pari passu or subordinate nature of the related Companion Loan), as determined by the master servicer or the special servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any conflict of interest arising from:

(A)       any relationship that the master servicer or the special servicer, as the case may be, or any of their respective affiliates, as the case may be, may have with any of the underlying borrowers, the sponsors, the mortgage loan sellers, the originators, any party to the ISA or any affiliate of the foregoing;

(B)       the ownership of any note (or any interest in any Companion Loan, mezzanine loan or subordinate debt relating to a Mortgage Loan) by the master servicer or special servicer, as the case may be, or any of their respective affiliates;

(C)       the obligation, if any, of the master servicer to make advances;

(D)       the right of the master servicer or the special servicer, as the case may be, or any of its affiliates to receive compensation or reimbursement of costs under the ISA generally or with respect to any particular transaction;

(E)       the ownership, servicing or management for others of (i) the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan or (ii) any other mortgage loans, subordinate debt,

mezzanine loans or properties not covered by the ISA or held by the issuing entity by the master servicer or special servicer, as the case may be, or any of its affiliates;

(F)       any debt that the master servicer or the special servicer, as the case may be, or any of its affiliates, has extended to any underlying borrower or an affiliate of any borrower (including, without limitation, any mezzanine financing);

(G)       any option to purchase any Mortgage Loan or the related Companion Loan the master servicer or special servicer, as the case may be, or any of its affiliates, may have; and

(H)       any obligation of the master servicer or the special servicer, or one of their respective affiliates, to repurchase or substitute for a Mortgage Loan as a mortgage loan seller (if the master servicer or the special servicer or one of their respective affiliates is a mortgage loan seller) (the foregoing, collectively referred to as the “Servicing Standard”).

All net present value calculations and determinations made under the ISA with respect to any Mortgage Loan, Mortgaged Property or REO Property (including for purposes of the definition of “Servicing Standard” set forth above) will be made in accordance with the Mortgage Loan documents or, in the event the Mortgage Loan documents are silent, by using a discount rate (i) for principal and interest payments on the Mortgage Loan or Serviced Companion Loan or sale of a Defaulted Loan, the highest of (1) the rate determined by the master servicer or special servicer, as applicable, that approximates the market rate that would be obtainable by the borrowers on similar non-defaulted debt of the borrowers as of such date of determination, (2) the Mortgage Rate and (3) the yield on 10-year U.S. treasuries as of such date of determination and (ii) for all other cash flows, including property cash flow, the “discount rate” set forth in the most recent appraisal (or updated appraisal) of the related Mortgaged Property.

In the case of the Non-Serviced Mortgage Loan, the master servicer and special servicer will be required to act in accordance with the Servicing Standard with respect to any action required to be taken regarding the Non-Serviced Mortgage Loan pursuant to their respective obligations under the ISA.

Subservicing

The master servicer and the special servicer may delegate and/or assign some or all of their respective servicing obligations and duties with respect to some or all of the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and the Serviced Companion Loans to one or more third-party sub-servicers provided that the master servicer and the special servicer, as applicable, will remain obligated under the ISA. A sub-servicer may be an affiliate of the depositor, the master servicer or the special servicer. Notwithstanding the foregoing, the special servicer may not enter into any sub-servicing agreement which provides for the performance by third parties of any or all of its obligations under the ISA without, prior to the occurrence and continuance of a Control Termination Event, the consent of the Directing Holder, except to the extent necessary for the special servicer to comply with applicable regulatory requirements.

Each sub-servicing agreement between the master servicer or special servicer and a sub-servicer (a “Sub-Servicing Agreement”) will generally be required to provide that (i) if for any reason the master servicer or special servicer, as applicable, is no longer acting in that capacity (including, without limitation, by reason of a Servicer Termination Event), the indenture trustee or any successor master servicer or special servicer, as applicable, may assume or terminate such party’s rights and obligations under such Sub-Servicing Agreement and (ii) the sub-servicer will be in default under such Sub-Servicing Agreement and such Sub-Servicing Agreement will be terminated (following the expiration of any applicable grace period) if the sub-servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the master servicer pursuant to the ISA or such Sub-Servicing Agreement or to the master servicer under any other indenture and servicing agreement that the depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in such Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required in order for any party to the ISA to perform its obligations under the ISA or under the Exchange Act reporting requirements of any other indenture and servicing agreement that the depositor is a party to. The master servicer or special servicer, as applicable, will be required to monitor the performance of sub-servicers retained by it and will have the right to remove a sub-servicer retained by it at any time it considers removal to be in the best interests of Noteholders. However, no sub-servicer will be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents, without the consent of the master servicer or special servicer, as applicable.

Generally, the master servicer will be solely liable for all fees owed by it to any sub-servicer retained by the master servicer, without regard to whether the master servicer’s compensation pursuant to the ISA is sufficient to pay those fees. Each sub-servicer will be required to be reimbursed by the master servicer for certain expenditures which such sub-servicer makes, generally to the same extent the master servicer would be reimbursed under the ISA.

Advances

P&I Advances

On the business day immediately preceding each Payment Date (the “Remittance Date”), except as otherwise described below, the master servicer will be obligated, unless determined to be non-recoverable as described below, to make advances (each, a “P&I Advance”) out of its own funds or, subject to the replacement of those funds as provided in the ISA, certain funds held in the Collection Account that are not required to be part of the Available Funds for that Payment Date, in an amount equal to (but subject to reduction as described below) the aggregate of:

(1)       all Periodic Payments (net of any applicable Servicing Fees) that were due on the Mortgage Loans (including the Non-Serviced Mortgage Loan) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period and not received as of the business day preceding the Remittance Date; and

(2)       in the case of each Mortgage Loan delinquent in respect of its balloon payment as of the Remittance Date (including any REO Loan (other than any portion of an REO Loan related to a Companion Loan) as to which the balloon payment would have been past due), an amount equal to its Assumed Scheduled Payment.

The master servicer’s obligations to make P&I Advances in respect of any Mortgage Loan (including the Non-Serviced Mortgage Loan) or REO Loan (other than any portion of an REO Loan related to a Companion Loan) will continue, except if a determination as to non-recoverability is made, through and up to liquidation of the Mortgage Loan or disposition of the REO Property, as the case may be. However, no interest will accrue on any P&I Advance made with respect to a Mortgage Loan unless the related Periodic Payment is received after the related Due Date has passed and any applicable grace period has expired or if the related Periodic Payment is received after the Determination Date but on or prior to the Remittance Date. To the extent that the master servicer fails to make a P&I Advance that it is required to make under the ISA, the indenture trustee will be required to make the required P&I Advance in accordance with the terms of the ISA.

If an Appraisal Reduction Amount has been made with respect to any Mortgage Loan (or, in the case of the Non-Serviced Whole Loan, an appraisal reduction has been made in accordance with the Non-Serviced Servicing Agreement and the master servicer has notice of such Appraisal Reduction Amount) and such Mortgage Loan experiences subsequent delinquencies, then the interest portion of any P&I Advance in respect of that Mortgage Loan for the related Payment Date will be reduced (there will be no reduction in the principal portion, if any, of such P&I Advance) to equal the product of (x) the amount of the interest portion of the P&I Advance for that Mortgage Loan for the related Payment Date without regard to this sentence, and (y) a fraction, expressed as a percentage, the numerator of which is equal to the [Stated Principal Balance] of that Mortgage Loan immediately prior to the related Payment Date, net of the related Appraisal Reduction Amount (or, in the case of any Whole Loan, the portion of such Appraisal Reduction Amount allocated to the related Mortgage Loan), if any, and the denominator of which is equal to the Stated Principal Balance of that Mortgage Loan immediately prior to the related Payment Date.

Neither the master servicer nor the indenture trustee will be required to make a P&I Advance for a balloon payment, default interest, late payment charges, yield maintenance charges, prepayment premiums or Excess Interest or with respect to any Companion Loan.

For the avoidance of doubt, the master servicer or the indenture trustee, as the case may be, will make P&I Advances on the basis of the original terms of any Mortgage Loan, including Mortgage Loans subject to forbearance agreements or other temporary deferrals or payment accommodations, unless (a) the terms of the Mortgage Loan have been permanently modified to reduce or forgive a monetary obligation or (b) such P&I Advance has been determined to be a Nonrecoverable Advance.

Servicing Advances

In addition to P&I Advances, except as otherwise described under “—Recovery of Advances” below and except in certain limited circumstances described below, the master servicer will also be obligated (subject to the limitations described in this prospectus), to make advances (“Servicing Advances” and, collectively with P&I Advances, “Advances”) in connection with the servicing and administration of any Mortgage Loan (other than the Non-Serviced Mortgage Loan) and related Companion Loan, as applicable, in respect of which a default, delinquency or other unanticipated event has occurred or is reasonably foreseeable, or, in connection with the servicing and administration of any Mortgaged Property or REO Property, in order to pay delinquent real estate taxes, assessments and hazard insurance premiums and to cover other similar costs and expenses necessary to preserve the priority of or enforce the related Mortgage Loan documents or to protect, lease, manage and maintain the related Mortgaged Property. To the extent that the master servicer fails to make a Servicing Advance that it is required to make under the ISA and the indenture trustee has received notice or otherwise has actual knowledge of this failure, the indenture trustee will be required to make the required Servicing Advance in accordance with the terms of the ISA.

However, none of the master servicer, the special servicer or the indenture trustee will make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted to the holder of a Serviced Companion Loan or Owned Subordinate Companion Loan under the related Intercreditor Agreement or the ISA.

The special servicer will have no obligation to make any Servicing Advances. However, in an urgent or emergency situation requiring the making of a Servicing Advance, the special servicer may make such Servicing Advance, and the master servicer will be required to reimburse the special servicer for such Advance (with interest on that Advance) within a specified number of days as set forth in the ISA, unless such Advance is determined to be nonrecoverable by the master servicer in its reasonable judgment (in which case it will be reimbursed out of the collection account). Once the special servicer is reimbursed, the master servicer will be deemed to have made the special servicer’s Servicing Advance as of the date made by the special servicer, and will be entitled to reimbursement with interest on that Advance in accordance with the terms of the ISA.

No Servicing Advances will be made with respect to any Serviced Whole Loan if the related Mortgage Loan is no longer held by the issuing entity or if such Serviced Whole Loan is no longer serviced under the ISA and no Servicing Advances will be made for the Non-Serviced Whole Loan under the ISA. No Servicing Advances will be made with regard to a Subordinate Companion Loan if the related Mortgage Loan is no longer held by the issuing entity. Any requirement of the master servicer or the indenture trustee to make an Advance in the ISA is intended solely to provide liquidity for the benefit of the Noteholders and not as credit support or otherwise to impose on any such person the risk of loss with respect to one or more Mortgage Loans or the related Companion Loan.

The master servicer will also be obligated to make Servicing Advances with respect to Serviced Whole Loans. With respect to the Non-Serviced Whole Loan, the applicable servicer under the Non-Serviced Servicing Agreement will be obligated to make property protection advances with respect to such Non-Serviced Whole Loan. See “—Servicing of the Non-Serviced Mortgage Loan” below and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

Notwithstanding the foregoing, none of the master servicer, the special servicer or the indenture trustee will be obligated to make any Advance that it determines in its reasonable judgment would, if made, not be recoverable (including recovery of interest on the Advance) out of Related Proceeds (a “Nonrecoverable Advance”). In addition, the special servicer may, at its option (with respect to any specially-serviced Mortgage Loan, in consultation with, prior to the occurrence of a Consultation Termination Event, the Directing Holder) make a determination in accordance with the Servicing Standard that any P&I Advance or Servicing Advance, if made, would be a Nonrecoverable Advance, and if it makes such a determination, must deliver to the master servicer (and, with respect to a Serviced Pari Passu Mortgage Loan, to any master servicer or special servicer under the ISA governing any securitization into which the related Serviced Pari Passu Companion Loan is deposited, and, with respect to the Non-Serviced Mortgage Loan, the related master servicer under the Non-Serviced Servicing Agreement), the note administrator, the indenture trustee, the operating advisor and the 17g-5 Information Provider notice of such determination, which determination may be conclusively relied upon by, but will not be binding upon, the master servicer and the indenture trustee. The special servicer will have no such obligation to make an affirmative determination that any P&I Advance or Servicing Advance is, or would be, recoverable, and in the absence of a determination by the special servicer that such an Advance is non-recoverable, each such decision will remain with the master servicer or the indenture trustee, as applicable. If the special servicer makes a determination that only a portion, and not all, of any previously made or proposed P&I Advance or Servicing Advance is non-recoverable, the master servicer and the indenture trustee will have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed P&I Advance or Servicing Advance is non-recoverable.

In making such non-recoverability determination, each person will be entitled to consider (among other things): (a) the obligations of the borrower under the terms of the related Mortgage Loan or Companion Loan, as applicable, as it may have been modified, (b) the related mortgaged properties in their “as-is” or then-current conditions and occupancies, as modified by such party’s assumptions regarding the possibility and effects of future adverse change with respect to such mortgaged properties, (c) estimated future expenses, and (d) estimated timing of recoveries, and will be entitled to give due regard to the existence of any Nonrecoverable Advances which, at the time of such consideration, the recovery of which are being deferred or delayed by the master servicer, in light of the fact that Related Proceeds are a source of recovery not only for the Advance under consideration but also a potential source of recovery for such delayed or deferred Advance. In addition, any such person may update or change its recoverability determinations (but not reverse any other person’s determination that an Advance is non-recoverable) at any time and may obtain at the expense of the issuing entity any analysis, appraisals or market value estimates or other information for such purposes. Absent bad faith, any non-recoverability determination described in this paragraph will be conclusive and binding on the Noteholders, and may be conclusively relied upon by, but is not binding upon, the master servicer and the indenture trustee. The master servicer and the indenture trustee will be entitled to rely conclusively on any non-recoverability determination of the special servicer. Nonrecoverable Advances will represent a portion of the losses to be borne by the Noteholders.

With respect to the Non-Serviced Whole Loan, if any servicer under the Non-Serviced Servicing Agreement determines that a P&I Advance with respect to the Non-Serviced Companion Loan, if made, would be non-recoverable, such determination will not be binding on the master servicer and the indenture trustee as it relates to any proposed P&I Advance with respect to the Non-Serviced Mortgage Loan. Similarly, with respect to the Non-Serviced Mortgage Loan, if the master servicer or the special servicer determines that any P&I Advance with respect to such Non-Serviced Mortgage Loan, if made, would be non-recoverable, such determination will not be binding on the related master servicer and related indenture trustee under the related Non-Serviced Servicing Agreement as such determination relates to any proposed P&I Advance with respect to the Non-Serviced Companion Loan (unless the Non-Serviced Servicing Agreement provides otherwise).

Recovery of Advances

The master servicer, the special servicer or the indenture trustee, as applicable, will be entitled to recover (a) any Servicing Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan (or, consistent with the related Intercreditor Agreement, a Serviced Whole Loan) as to which such Servicing Advance was made, and (b) any P&I Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan as to which such P&I Advance was made, whether in the form of late payments, insurance and condemnation proceeds, liquidation proceeds or otherwise from the related Mortgage Loan (“Related Proceeds”). Each of the master servicer, the special servicer and the indenture trustee will be entitled to recover any Advance by it that it subsequently determines to be a Nonrecoverable Advance out of general collections relating to the Mortgage Loans on deposit in the Collection Account (first from principal collections and then from any other collections). Amounts payable in respect of each Serviced Companion Loan pursuant to the related Intercreditor Agreement will not be available for payments on the notes or for the reimbursement of Nonrecoverable Advances of principal or interest with respect to the related Mortgage Loan, but will be available, in accordance with the ISA and related Intercreditor Agreement, for the reimbursement of any Servicing Advances with respect to the related Serviced Whole Loan. If a Servicing Advance by the master servicer or the special servicer (or indenture trustee, as applicable) on a Serviced Whole Loan becomes a Nonrecoverable Advance and the master servicer, the special servicer or the indenture trustee, as applicable, is unable to recover such amounts from related proceeds or the related Companion Loan, as applicable, the master servicer, the special servicer or the indenture trustee (as applicable) will be permitted to recover such Nonrecoverable Advance (including interest thereon) out of general collections on deposit in the Collection Account.

If the funds in the Collection Account relating to the Mortgage Loans allocable to principal on the Mortgage Loans are insufficient to fully reimburse the party entitled to reimbursement, then such party as an accommodation may elect, on a monthly basis, at its sole option and discretion to defer reimbursement of the portion that exceeds such amount allocable to principal (in which case interest will continue to accrue on the unreimbursed portion of the advance) for a time as required to reimburse the excess portion from principal for a consecutive period up to 12 months (provided that any such deferral exceeding 6 months will require, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Holder) and any election to so defer will be deemed to be in accordance with the Servicing Standard; provided that no such deferral may occur at any time to the extent that amounts otherwise distributable as principal are available for such reimbursement.

In connection with a potential election by the master servicer or the indenture trustee to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance during the one month collection period ending on the related Determination Date for any Payment Date, the master servicer or the indenture trustee will be authorized to wait for principal collections on the Mortgage Loans to be received until the end of such collection period before making its determination of whether to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance; provided, however, that if, at any time the master servicer or the indenture trustee, as applicable, elects, in its sole discretion, not to refrain from obtaining such reimbursement or otherwise determines that the reimbursement of a Nonrecoverable Advance during a one month collection period will exceed the full amount of the principal portion of general collections deposited in the Collection Account for such Payment Date, then the master servicer or the indenture trustee, as applicable, will be required to use its reasonable efforts to give the 17g-5 Information Provider 15 days’ notice of such determination for posting on the 17g-5 Information Provider’s website, unless extraordinary circumstances make such notice impractical, and thereafter will be required to deliver copies of such notice to the Rating Agencies. Notwithstanding the foregoing, failure to give such notice will in no way affect the master servicer’s or the indenture trustee’s election whether to refrain from obtaining such reimbursement.

Each of the master servicer, the special servicer and the indenture trustee will be entitled to recover any Advance that is outstanding at the time that a Mortgage Loan is modified but is not repaid in full by the borrower in connection with such modification but becomes an obligation of the borrower to pay such amounts in the future (such Advance, together with interest on that Advance, a “Workout-Delayed Reimbursement Amount”) out of principal collections on the Mortgage Loans in the Collection Account.

Any amount that constitutes all or a portion of any Workout-Delayed Reimbursement Amount may in the future be determined to constitute a Nonrecoverable Advance and thereafter will be recoverable as any other Nonrecoverable Advance.

In connection with its recovery of any Advance, each of the master servicer, the special servicer and the indenture trustee will be entitled to be paid, out of any amounts relating to the Mortgage Loans then on deposit in the Collection Account, interest at the Prime Rate (the “Reimbursement Rate”) accrued on the amount of the Advance from the date made to, but not including, the date of reimbursement. Neither the master servicer nor the indenture trustee will be entitled to interest on P&I Advances that accrues before the related due date has passed and any applicable grace period has expired. The “Prime Rate” will be the prime rate, for any day, set forth in The Wall Street Journal, New York edition.

See “—Servicing of the Non-Serviced Mortgage Loan” for reimbursements of servicing advances made in respect of the Non-Serviced Whole Loan under the Non-Serviced Servicing Agreement.

Accounts

The master servicer is required to establish and maintain, or cause to be established and maintained, one or more accounts and subaccounts (collectively, the “Collection Account”) in its own name on behalf of the indenture trustee and for the benefit of the Noteholders. The master servicer is required to deposit in the Collection Account on a daily basis (and in no event later than the [2nd] business day following receipt in available funds) all payments and collections due after the Cut-off Date and other amounts received or advanced with respect to the Mortgage Loans and the Owned Subordinate Companion Loan (including, without limitation, all proceeds (the “Insurance and Condemnation Proceeds”) received under any hazard, title or other insurance policy that provides coverage with respect to a Mortgaged Property or the related Mortgage Loan or Owned Subordinate Companion Loan or in connection with the full or partial condemnation of a Mortgaged Property (other than proceeds applied to the restoration of the Mortgaged Property or released to the related borrower in accordance with the Servicing Standard (or, if applicable, a special servicer) and/or the terms and conditions of the related Mortgage) and all other amounts received and retained in connection with the liquidation of any Mortgage Loan that is defaulted and any related defaulted Companion Loans or property acquired by foreclosure or otherwise (the “Liquidation Proceeds”)) together with the net operating income (less reasonable reserves for future expenses) derived from the operation of any REO Properties. Notwithstanding the foregoing, the collections on the Whole Loans will be limited to the portion of such amounts that are payable to the holder of the related Mortgage Loan pursuant to the related Intercreditor Agreement.

The master servicer will also be required to establish and maintain a segregated custodial account (the “Serviced Whole Loan Custodial Account” ) with respect to each Serviced Whole Loan, which may be a sub-account of the Collection Account, and deposit amounts collected in respect of each Serviced Whole Loan in the related Serviced Whole Loan Custodial Account. The issuing entity will only be entitled to amounts on deposit in a Serviced Whole Loan Custodial Account to the extent these funds are not otherwise payable to the holder of a related Serviced Companion Loan or payable or reimbursable to any party to the ISA. Any amounts in a Serviced Whole Loan Custodial Account to which the issuing entity is entitled will be transferred on a monthly basis to the Collection Account.

With respect to each Payment Date, the master servicer will be required to disburse from the Collection Account and remit to the note administrator for deposit into a segregated payment account (the “Payment Account”) in respect of the related Mortgage Loans, or a loan-specific payment account (the “Loan-Specific Payment Account”) in respect of the Owned Subordinate Companion Loan, to the extent of funds on deposit in the Collection Account, on the related Remittance Date, the Available Funds for such Payment Date and any yield maintenance charges or prepayment premiums received as of the related Determination Date. The note administrator is required to establish and maintain the Payment Account in its own name on behalf of the indenture trustee and for the benefit of the Noteholders (or for the benefit of the [LOAN-SPECIFIC CLASS] notes, in the case of the Loan-Specific Payment Account).

On each Payment Date, the note administrator is required to apply amounts on deposit in the Payment Account (which will include all funds that were remitted by the master servicer from the

Collection Account (other than with respect to the Owned Subordinate Companion Loan), plus, among other things, any P&I Advances generally to (1) in the case of the Payment Account, make payments of interest and principal from Available Funds to the holders of the notes, as described under “Description of the Notes—Payments on the Notes”, and (2) to apply amounts on deposit in the Loan-Specific Payment Account (which will include all funds that were remitted by the master servicer from the Collection Account with respect to the Owned Subordinate Companion Loan) to make payments of interest and principal from the available funds for the [LOAN-SPECIFIC CLASS] notes to the holders of the [LOAN-SPECIFIC CLASS] notes.

The note administrator is also required to establish and maintain an account (the “Interest Reserve Account”) which may be a sub-account of the Payment Account, in its own name on behalf of the indenture trustee for the benefit of the Noteholders (other than the holders of the [LOAN-SPECIFIC CLASS] notes). On the Remittance Date occurring each February and on any Remittance Date occurring in any January which occurs in a year that is not a leap year (unless such Payment Date is a Redemption Date, the Stated Maturity Date or a Payment Date following an acceleration of the notes as a result of the occurrence and continuation of an Event of Default), the note administrator will be required to deposit amounts remitted by the master servicer or P&I Advances made on the related Mortgage Loans into the Interest Reserve Account during the related interest period, in respect of the Mortgage Loans that accrue interest on an Actual/360 Basis (collectively, the “Actual/360 Loans”), in an amount equal to one day’s interest at the Net Mortgage Rate for each such Actual/360 Loan on its Stated Principal Balance and as of the Payment Date in the month preceding the month in which the Remittance Date occurs, to the extent a Periodic Payment or P&I Advance or other deposit is made in respect of the Mortgage Loans (all amounts so deposited in any consecutive January (if applicable) and February, “Withheld Amounts”). On the Remittance Date occurring each March (and any Redemption Date, the Stated Maturity Date or a Payment Date following an acceleration of the notes as a result of the occurrence and continuation of an Event of Default), the note administrator will be required to withdraw from the Interest Reserve Account an amount equal to the Withheld Amounts from the preceding January (if applicable) and February, if any, and deposit that amount into the Payment Account.

The note administrator is also required to establish and maintain an account (the “Excess Interest Payment Account”), which may be a sub-account of the Payment Account, in the name of the indenture trustee for the benefit of the holders of the Class [ARD] notes. Prior to the applicable Payment Date, the master servicer is required to remit to the note administrator for deposit into the Excess Interest Payment Account an amount equal to the Excess Interest received by the master servicer on or prior to the related Determination Date.

The note administrator may be required to establish and maintain an account (the “Gain-on-Sale Reserve Account”), which may be a sub-account of the Payment Account, in its own name on behalf of the indenture trustee for the benefit of the Noteholders. To the extent that any gains are realized on sales of Mortgaged Properties (or, with respect to any Whole Loan, the portion of such amounts that are payable on the related Mortgage Loan pursuant to the related Intercreditor Agreement), such gains will be applied on the applicable Payment Date as part of Available Funds to all amounts due and payable on the notes.

Other accounts to be established pursuant to the ISA are one or more segregated custodial accounts (the “REO Account”) for collections from REO Properties. Each REO Account will be maintained by the special servicer in its own name on behalf of the indenture trustee and for the benefit of the Noteholders.

The Collection Account, the Serviced Whole Loan Collection Account, the Payment Account, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Account are collectively referred to as the “Securitization Accounts” (but with respect to any Whole Loan, only to the extent of the issuing entity’s interest in the Whole Loan. Each of the foregoing accounts will be held at a depository institution or trust company meeting the requirements of the ISA.

Amounts on deposit in the foregoing accounts may be invested in certain United States government securities and other investments meeting the requirements of the ISA (“Permitted Investments”). Interest or other income earned on funds in the accounts maintained by the master servicer, the note administrator or the special servicer will be payable to each of them as additional compensation, and each of them will be required to bear any losses resulting from their investment of such funds.

The “Net Mortgage Rate” for each Mortgage Loan (including the Non-Serviced Mortgage Loan) is equal to the related Mortgage Rate then in effect (without regard to any increase in the interest rate of any ARD Loan after the related Anticipated Repayment Date), less the related Administrative Cost Rate; provided, however, that for purposes of calculating Withheld Amounts, the Net Mortgage Rate for any Mortgage Loan will be determined without regard to any modification, waiver or amendment of the terms of the related Mortgage Loan, whether agreed to by the master servicer, the special servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the related borrower. Notwithstanding the foregoing, for Mortgage Loans that do not accrue interest on a 30/360 Basis, then, solely for purposes of calculating the interest rate on the notes, the Net Mortgage Rate of any Mortgage Loan for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of the Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually required to be paid in respect of the Mortgage Loan during the one-month period at the related Net Mortgage Rate; provided, however, that with respect to each Actual/360 Loan, the Net Mortgage Rate for the one-month period (1) prior to the Due Dates in January and February in any year which is not a leap year or in February in any year which is a leap year (unless such Payment Date is a Redemption Date, the Stated Maturity Date or a Payment Date following an acceleration of the notes as a result of the occurrence and continuation of an Event of Default) will be determined exclusive of Withheld Amounts, and (2) prior to the Due Date in March (and any Redemption Date, the Stated Maturity Date or a Payment Date following an acceleration of the notes as a result of the occurrence and continuation of an Event of Default), will be determined inclusive of Withheld Amounts for the immediately preceding February and January, as applicable.

“Administrative Cost Rate” as of any date of determination will be a per annum rate equal to the sum of the Servicing Fee Rate, the Note Administrator/Indenture Trustee Fee Rate, the Operating Advisor Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate.

“Mortgage Rate” with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loan) or any related Companion Loan or Owned Subordinate Companion Loan on or prior to its maturity date. is the per annum rate at which interest accrues on the Mortgage Loan, the related Companion Loan or Owned Subordinate Companion Loan as stated in the related Mortgage Note or the promissory note evidencing such Companion Loan without giving effect to any default rate or Revised Rate.

Withdrawals from the Collection Account

The master servicer may, from time to time, make withdrawals from the Collection Account (or the applicable subaccount of the Collection Account[, exclusive of the Serviced Whole Loan Custodial Account that may be a subaccount of the Collection Account]) for any of the following purposes, in each case only to the extent permitted under the ISA and with respect to the Serviced Whole Loan, subject to the terms of the related Intercreditor Agreement, without duplication (the order set forth below not constituting an order of priority for such withdrawals):

(i)       to remit on each Remittance Date (A) to the note administrator for deposit into the Payment Account [(or the Loan-Specific Payment Account in respect of the Owned Subordinate Companion Loan)] certain portions of the Available Funds [and any prepayment premiums or yield maintenance charges] attributable to the Mortgage Loans on the related Payment Date, or (B) to the note administrator for deposit into the Interest Reserve Account an amount required to be withheld as described above under “—Accounts”;

(ii)       to pay or reimburse the master servicer, the special servicer and the indenture trustee, as applicable, pursuant to the terms of the ISA for Advances made by any of them and interest on Advances (the master servicer’s, special servicer’s or the indenture trustee’s respective right, as applicable, to reimbursement for items described in this clause (ii) being limited as described above under “—Advances”) (provided that with respect to each Serviced Whole Loan, such reimbursements are subject to the terms of the related Intercreditor Agreement);

(iii)       to pay to the master servicer and the special servicer, as compensation, the aggregate unpaid servicing compensation;

(iv)       to pay to the operating advisor the Operating Advisor Consulting Fee (but only to the extent actually received from the related borrower) or the Operating Advisor Fee;

(v)       to pay to the asset representations reviewer the Asset Representations Reviewer Fee (to the extent such fee is to be paid by the issuing entity);

(vi)       to reimburse the indenture trustee, the special servicer and the master servicer, as applicable, for certain Nonrecoverable Advances or Workout-Delayed Reimbursement Amounts;

(vii)       to reimburse the master servicer, the special servicer or the indenture trustee, as applicable, for any unreimbursed expenses reasonably incurred with respect to each related Mortgage Loan [or related Owned Subordinate Companion Loan] that has been repurchased or substituted by such person pursuant to the ISA or otherwise;

(viii)       to reimburse the master servicer or the special servicer for any unreimbursed expenses reasonably incurred by such person in connection with the enforcement of the applicable mortgage loan seller’s obligations under the applicable section of the related MLPA;

(ix)       to pay for any unpaid costs and expenses incurred by the issuing entity;

(x)       to pay the master servicer and the special servicer, as applicable, as additional servicing compensation, (A) interest and investment income earned in respect of amounts relating to the issuing entity held in the Collection Account and the companion loan payment account (but only to the extent of the net investment earnings during the applicable one month period ending on the related Payment Date) and (B) certain penalty charges and default interest;

(xi)       to recoup any amounts deposited in the Collection Account in error;

(xii)       to the extent not reimbursed or paid pursuant to any of the above clauses, to reimburse or pay the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the depositor or any of their respective directors, officers, members, managers, employees and agents, unpaid additional administrative expenses of the issuing entity and certain other unreimbursed expenses incurred by such person pursuant to and to the extent reimbursable under the ISA and to satisfy any indemnification obligations of the issuing entity under the ISA;

(xiii)       to pay for the cost of the opinions of counsel or the cost of obtaining any extension to the time in which the issuing entity is permitted to hold REO Property;

(xiv)       to pay any applicable taxes and filing fees (including any registered office and governmental fees) owed by the issuing entity, if any;

(xv)       to pay the CREFC® Intellectual Property Royalty License Fee;

(xvi)       to reimburse the note administrator out of general collections on the Mortgage Loans, the Owned Subordinate Companion Loan and REO Properties for legal expenses incurred by and reimbursable to it by the issuing entity of any administrative or judicial proceedings related to an examination or audit by any governmental taxing authority;

(xvii)       to pay the applicable mortgage loan seller or any other person, with respect to each Mortgage Loan, if any (or the related Owned Subordinate Companion Loan, if applicable), previously purchased or replaced by such person pursuant to the ISA, all amounts received thereon subsequent to the date of purchase or replacement relating to periods after the date of purchase or replacement;

(xviii)       to remit to the note administrator for deposit in the Interest Reserve Account the amounts required to be deposited in the Interest Reserve Account pursuant to the ISA;

(xix)       to remit to the companion paying agent for deposit into the companion payment account the amounts required to be deposited pursuant to the ISA; and

(xx)       to clear and terminate the Collection Account pursuant to a plan for termination and liquidation of the issuing entity.

[Certain of the foregoing withdrawals of items specifically related to an AB Whole Loan will be made out of the Collection Account, first, from amounts on deposit allocated to the related Subordinate Companion Loan, second, from amounts on deposit allocated to the related Mortgage Loan and then from general collections in respect of all other Mortgage Loans.]

No amounts payable or reimbursable to the parties to the ISA out of general collections that do not specifically relate to a Serviced Whole Loan may be reimbursable from amounts that would otherwise be payable to the related Companion Loan.

Certain costs and expenses (such as a pro rata share of any related Servicing Advances) allocable to the Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Serviced Whole Loan may be paid or reimbursed out of payments and other collections on the other Mortgage Loans, subject to the issuing entity’s right to reimbursement from future payments and other collections on the related Companion Loan or from general collections with respect to the securitization of the related Companion Loan. If the master servicer makes, with respect to any Serviced Whole Loan, any reimbursement or payment out of the Collection Account to cover the related Serviced Companion Loan’s share of any cost, expense, indemnity, Servicing Advance or interest on such Servicing Advance, or fee with respect to such Serviced Whole Loan, then the master servicer (with respect to non-Specially Serviced Loans) and the special servicer (with respect to Specially Serviced Loans) must use efforts consistent with the Servicing Standard to collect such amount out of collections on such Serviced Companion Loan or, if and to the extent permitted under the related Intercreditor Agreement, from the holder of the related Serviced Companion Loan.

The master servicer will also be entitled to make withdrawals, from time to time, from the Collection Account of amounts necessary for the payments or reimbursements required to be paid to the parties to the applicable Non-Serviced Servicing Agreement, pursuant to the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced Servicing Agreement. See “—Servicing of the Non-Serviced Mortgage Loan”.

If a P&I Advance is made with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan, then that P&I Advance, together with interest on such P&I Advance, may only be reimbursed out of future payments and collections on that Mortgage Loan or, as and to the extent described under “—Advances” above, on other Mortgage Loans, but not out of payments or other collections on the related Serviced Companion Loan. Likewise, the Note Administrator/Indenture Trustee Fee and the Operating Advisor Fee that accrue with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan and any other amounts payable to the operating advisor may only be paid out of payments and other collections on such Mortgage Loan and/or the Mortgage Pool generally, but not out of payments or other collections on the related Serviced Companion Loan.

Servicing and Other Compensation and Payment of Expenses

General

The parties to the ISA other than the depositor will be entitled to payment of certain fees as compensation for services performed under the ISA. Below is a summary of the fees payable to the parties to the ISA from amounts that the issuing entity is entitled to receive. In addition, CREFC® will be entitled to a license fee for use of their names and trademarks, including the CREFC® Investor Reporting

Package. Certain additional fees and costs payable by the related borrowers are allocable to the parties to the ISA other than the depositor, but such amounts are not payable from amounts that the issuing entity is entitled to receive. [THE TABLE BELOW AND RELATED DISCLOSURE WILL BE UPDATED TO DISCLOSE ANY ADDITIONAL FEES OR EXPENSES PAID TO THE TRANSACTION PARTIES, INCLUDING ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER.]

The amounts available for payment on the notes on any Payment Date will generally be net of the following amounts:

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Fees
Master Servicing Fee / Master Servicer	With respect to the Mortgage Loans and the related Serviced Companion Loans, the product of the monthly portion of the related annual Servicing Fee Rate calculated on the Stated Principal Balance of such Mortgage Loan and Serviced Companion Loan.	Out of recoveries of interest with respect to the related Mortgage Loan (and the related Serviced Companion Loans) or if unpaid after final recovery on the related Mortgage Loan, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Special Servicing Fee / Special Servicer	With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Specially Serviced Loan, the product of the monthly portion of the related annual Special Servicing Fee Rate calculated on the Stated Principal Balance of such Specially Serviced Loan.	First, from liquidation proceeds, insurance and condemnation proceeds, and collections in respect of the related Mortgage Loan (and the related Serviced Companion Loans), and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Workout Fee / Special Servicer(2)	With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Corrected Loan, the Workout Fee Rate multiplied by all payments of interest and principal received on such Mortgage Loan and the related Serviced Companion Loan for so long as they remain a Corrected Loan.	Out of each collection of interest, principal, [and prepayment consideration] received on the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Time to time
Liquidation Fee / Special Servicer(2)	With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Specially Serviced Loan for which the special servicer obtains a full, partial or discounted payoff or any liquidation proceeds, insurance proceeds and condemnation proceeds an amount calculated by application of a Liquidation	From any liquidation proceeds, insurance proceeds, condemnation proceeds and any other revenues received with respect to the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Time to time

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Fee Rate to the related payment or proceeds (exclusive of default interest).
Additional Servicing Compensation / Master Servicer and/or Special Servicer(3)	All modification fees, assumption application fees, defeasance fees, assumption, waiver, consent and earnout fees, late payment charges, default interest and other processing fees actually collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and related Serviced Companion Loans.	Related payments made by borrowers with respect to the related Mortgage Loans and related Serviced Companion Loans.	Time to time
Note Administrator/Indenture Trustee Fee/Note Administrator	With respect to each Payment Date, an amount equal to the product of the monthly portion of the annual Note Administrator/Indenture Trustee Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan and the Owned Subordinate Companion Loan.	Out of general collections on deposit in the Collection Account or the Payment Account.	Monthly
Note Administrator/Indenture Trustee Fee/Indenture Trustee	With respect to each Payment Date, an amount equal to the monthly portion of the annual Note Administrator/Indenture Trustee Fee	Out of general collections on deposit in the Collection Account or the Payment Account.	Monthly
Operating Advisor Fee / Operating Advisor	With respect to each Payment Date, an amount equal to the product of the monthly portion of the annual Operating Advisor Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan.	First, out of recoveries of interest with respect to the related Mortgage Loan and then, if the related Mortgage Loan has been liquidated, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Operating Advisor Consulting Fee / Operating Advisor	$[______] for each Major Decision made with respect to a Mortgage Loan or such lesser amount as the related borrower agrees to pay with respect to such Mortgage Loan.	From the related borrower.	Time to time
Asset Representations Reviewer Fee/Asset Representations Reviewer	Upon the completion of any Asset Review with respect to a Delinquent Loan, the Asset Representations Reviewer Fee.	[Out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.]	Time to time
Servicing Advances / Master Servicer, Special Servicer or Indenture Trustee	To the extent of funds available, the amount of any Servicing Advances.	First, from funds collected with respect to the related Mortgage Loan (and the related Serviced Companion Loans), and with respect to any Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, then
Time to time

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
out of general collections on deposit in the Collection Account, subject to certain limitations.
Interest on Servicing Advances / Master Servicer, Special Servicer or Indenture Trustee	At a rate per annum equal to the Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.	First, out of late payment charges and default interest on the related Mortgage Loan (and the related Serviced Companion Loans), and then, after or at the same time that advance is reimbursed, out of any other amounts then on deposit in the Collection Account, subject to certain limitations.	Time to time
P&I Advances / Master Servicer and Indenture Trustee	To the extent of funds available, the amount of any P&I Advances.	First, from funds collected with respect to the related Mortgage Loan and then, with respect to a Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, out of general collections on deposit in the Collection Account.	Time to time
Interest on P&I Advances / Master Servicer and Indenture Trustee	At a rate per annum equal to Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.	First, out of default interest and late payment charges on the related Mortgage Loan and then, after or at the same time that advance is reimbursed, out of general collections then on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Indemnification Expenses /
Indenture Trustee, Note Administrator, Depositor, Master Servicer, Operating Advisor, Asset Representations Reviewer or Special Servicer and any director, officer, employee or agent of any of the foregoing parties	Amount to which such party is entitled for indemnification under the ISA.	Out of general collections on deposit in the Collection Account or the Payment Account (and, under certain circumstances, from collections on Serviced Companion Loans)	Time to time
CREFC® Intellectual Property Royalty License Fee / CREFC®	With respect to each Payment Date, an amount equal to the product of the CREFC® Intellectual Property Royalty License Fee Rate multiplied by the outstanding principal amount of each Mortgage Loan.	Out of general collections on deposit in the Collection Account.	Monthly
Expenses of the issuing entity not advanced (which may include reimbursable expenses incurred by the Operating Advisor or Asset Representations Reviewer, expenses relating to environmental remediation or
Based on third party charges.	First from collections on the related Mortgage Loan (income on the related REO Property), if applicable, and then from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
appraisals, expenses of operating REO Property and expense incurred by any independent contractor hired to operate REO Property)	applicable), subject to certain limitations.

_____________________
(1)	With respect to any Mortgage Loan and any related Serviced Companion Loan (or any Specially Serviced Loan) in respect of which an REO Property was acquired, and all references to Mortgage Loan, Companion Loan, Specially Serviced Loan in this table will be deemed to also be references to or to also include any REO Loans.

With respect to the Non-Serviced Mortgage Loan, the related master servicer, special servicer, note administrator, indenture trustee, operating advisor and/or asset representations reviewer under the Non-Serviced Servicing Agreement governing the servicing of the Non-Serviced Mortgage Loan will be entitled to receive similar fees and reimbursements with respect to the Non-Serviced Mortgage Loan in amounts, from sources and at frequencies that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the Non-Serviced Whole Loan), such amounts may be reimbursable from general collections on the other Mortgage Loans to the extent not recoverable from the Non-Serviced Whole Loan.

In connection with the servicing and administration of each Serviced Whole Loan pursuant to the terms of the ISA and the related Intercreditor Agreement, the master servicer and special servicer will be entitled to servicing compensation, without duplication, with respect to the related Serviced Companion Loan as well as the related Mortgage Loan to the extent consistent with the ISA and not prohibited by the related Intercreditor Agreement.

(2)	Subject to certain offsets as described below. Circumstances as to when a Liquidation Fee is not payable are set forth in this “Indenture and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” section.
(3)	Allocable between the master servicer and the special servicer as provided in the ISA.

Master Servicing Compensation

The fee of the master servicer including the fee of any primary or other sub-servicer (the “Servicing Fee”) will be payable monthly from amounts allocable in respect of interest received in respect of each Mortgage Loan or Serviced Whole Loan (to the extent not prohibited under the related Intercreditor Agreement), and will accrue at a rate (the “Servicing Fee Rate”) on the [Stated Principal Balance] of such Mortgage Loan or Whole Loan, equal to a per annum rate ranging from [_____] % to [______] %. The Servicing Fee payable to the master servicer with respect to each Serviced Companion Loan will be payable, subject to the terms of the related Intercreditor Agreement, from amounts payable in respect of the related Companion Loan.

In addition to the Servicing Fee, the master servicer will be entitled to retain, as additional servicing compensation (other than with respect to the Non-Serviced Mortgage Loan), the following amounts to the extent collected from the related borrower:

•	[__]% of Excess Modification Fees related to any modifications, waivers, extensions or amendments of any Mortgage Loans (other than the Non-Serviced Mortgage Loan) that are not Specially Serviced Loans and any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement; provided that with respect to such transactions, the consent of and/or processing by the special servicer is not required for the related transaction and, in the event that the special servicer’s consent and/or processing is required, then the master servicer will be entitled to 50% of such fees;
•	[__]% of all assumption application fees received on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) (whether or not the consent of the special servicer is required) and 100% of all defeasance fees;

•	[__]% of assumption, waiver, consent and earnout fees and other processing fees pursuant to the ISA on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement), provided that with respect to such transactions, the consent of the special servicer is not required to take such actions;
•	[__]% of all assumption, waiver, consent and earnout fees and other processing fees (other than assumption application and defeasance fees), in each case, with respect to all Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) for which the special servicer’s processing, consent or approval is required and only to the extent that all amounts then due and payable with respect to the related Mortgage Loan have been paid; and
•	late payment charges and default interest paid by the borrowers (that were accrued while the related Mortgage Loans (other than the Non-Serviced Mortgage Loan) or any related Serviced Companion Loan (to the extent not prohibited by the related Intercreditor Agreement) were not Specially Serviced Loans), but only to the extent such late payment charges and default interest are not needed to pay interest on Advances or certain additional administrative expenses incurred with respect to the related Mortgage Loan or, if provided under the related Intercreditor Agreement, any related Serviced Companion Loan since the Closing Date.

In addition, the master servicer also is authorized but not required to invest or direct the investment of funds held in the Collection Account in Permitted Investments, and the master servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the ISA. The master servicer also is entitled to retain any interest earned on any servicing escrow account to the extent the interest is not required to be paid to the related borrowers.

[See “—Modifications, Waivers and Amendments”.]

“Excess Modification Fees” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, the sum of (A) the excess, if any, of (i) any and all Modification Fees with respect to a modification, waiver, extension or amendment of any of the terms of such Mortgage Loan or Serviced Whole Loan, over (ii) all unpaid or unreimbursed additional administrative expenses (including, without limitation, reimbursement of Advances and interest on Advances to the extent not otherwise paid or reimbursed by the borrower but excluding Special Servicing Fees, Workout Fees and Liquidation Fees) outstanding or previously incurred on behalf of the issuing entity with respect to the related Mortgage Loan or Serviced Whole Loan, and reimbursed from such Modification Fees and (B) expenses previously paid or reimbursed from Modification Fees as described in the preceding clause (A), which expenses have been recovered from the related borrower or otherwise.

“Modification Fees” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Companion Loans, any and all fees with respect to a modification, extension, waiver or amendment that modifies, extends, amends or waives any term of such Mortgage Loan documents and/or related Serviced Companion Loan documents (as evidenced by a signed writing) agreed to by the master servicer or the special servicer, as applicable (other than all assumption fees, assumption application fees, consent fees, defeasance fees, Special Servicing Fees, Liquidation Fees or Workout Fees).

With respect to each of the master servicer and special servicer, the Excess Modification Fees collected and earned by such person from the related borrower (taken in the aggregate with any other Excess Modification Fees collected and earned by such person from the related borrower within the prior 12-months of the collection of the current Excess Modification Fees) will be subject to a cap of the greater of (a) [__]% of the outstanding principal balance of the related Mortgage Loan or Serviced Whole Loan on the closing date of the related modification, extension, waiver or amendment (after giving effect to such modification, extension, waiver or amendment) with respect to any Mortgage Loan or Serviced Whole Loan and (b) $[__][INSERT ANY APPLICABLE MINIMUM FEE LANGUAGE].

The Servicing Fee is calculated on the Stated Principal Balance of each Mortgage Loan (including the Non-Serviced Mortgage Loan) and each related Serviced Companion Loan in the same manner as interest is calculated on such Mortgage Loans and Serviced Companion Loans. The Servicing Fee for each Mortgage Loan is included in the Administrative Cost Rate listed for that Mortgage Loan on Annex A-1. Any Servicing Fee Rate calculated on an Actual/360 Basis will be recomputed on 30/360 Basis for purposes of calculating the Net Mortgage Rate.

[Pursuant to the terms of the ISA, [NAME OF MASTER SERVICER] will be entitled to retain a portion of the Servicing Fee with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, to the extent provided for in the related Intercreditor Agreement, each Serviced Companion Loan notwithstanding any termination or resignation of [NAME OF MASTER SERVICER] as master servicer; provided that [NAME OF MASTER SERVICER] may not retain any portion of the Servicing Fee to the extent that portion of the Servicing Fee is required to appoint a successor master servicer. In addition, [NAME OF MASTER SERVICER] will have the right to assign and transfer its rights to receive that retained portion of its Servicing Fee to another party.]

The master servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the ISA. The master servicer will be entitled to reimbursement for any expenses incurred by it except as expressly provided in the ISA. The master servicer will be responsible for all fees payable to any sub-servicers. See “Description of the Notes—Payments on the Notes—Method, Timing and Amount”.

[With respect to the Non-Serviced Mortgage Loan, the master servicer (or primary servicer) will be entitled to a primary servicing fee accruing at a rate equal to [ [_____] % per annum with respect to the Non-Serviced Mortgage Loan][LIST PRIMARY SERVICING FEE RATE FOR NON-SERVICED MORTGAGE LOAN].]

Special Servicing Compensation

The principal compensation to be paid to the special servicer in respect of its special servicing activities will be the Special Servicing Fee, the Workout Fee and the Liquidation Fee.

The “Special Servicing Fee” will accrue with respect to each Specially Serviced Loan and each REO Loan (other than a Non-Serviced Mortgage Loan) on a loan-by-loan basis at a rate equal to a per annum rate of [______]% [INSERT CAPS OR MINIMUMS] (the “Special Servicing Fee Rate”) calculated on the basis of the Stated Principal Balance of the related Mortgage Loan (including any REO Loan), Companion Loan and the Owned Subordinate Companion Loan, as applicable, and in the same manner as interest is calculated on the Specially Serviced Loans, and will be payable monthly, first from Liquidation Proceeds, Insurance and Condemnation Proceeds, and collections in respect of the related REO Property or Specially Serviced Loan and then from general collections on all the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any REO Properties. The Non-Serviced Whole Loan will be subject to a similar special servicing fee pursuant to the Non-Serviced Servicing Agreement. For further detail, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

The “Workout Fee” will generally be payable with respect to each Corrected Loan and will be calculated by application of a “Workout Fee Rate” of the lesser of (a) [______]% to each collection (other than penalty charges) of interest and principal (other than any amount for which a Liquidation Fee would be paid) (including scheduled payments, prepayments, balloon payments, and payments at maturity or anticipated repayment date) received on the Corrected Loan for so long as it remains a Corrected Loan and (b) [INSERT MAXIMUM/MINIMUM FEES][; provided that no Workout Fee will be payable by the issuing entity with respect to any Corrected Loan if and to the extent that the Corrected Loan became a Specially Serviced Loan under clause (5) or clause (7) of the definition of “Specially Serviced Loan” (and no other clause of that definition) and no event of default actually occurs, unless the related Mortgage Loan or Serviced Whole Loan is modified by the special servicer in accordance with the terms of the ISA]. The Non-Serviced Whole Loan will be subject to a similar workout fee pursuant to the Non-Serviced Servicing Agreement. For further details, see “Description of the Mortgage Pool—The Whole Loans—The

Non-Serviced Whole Loan” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

The Workout Fee with respect to any Corrected Loan will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan but will become payable again if and when the Mortgage Loan (including a Serviced Companion Loan again becomes a Corrected Loan. The Workout Fee with respect to any Specially Serviced Loan that becomes a Corrected Loan will be reduced by any Excess Modification Fees paid by or on behalf of the related borrower with respect to a related Mortgage Loan or REO Loan and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].

If the special servicer is terminated (other than for cause) or resigns, it will retain the right to receive any and all Workout Fees payable with respect to a Mortgage Loan, Serviced Companion Loan that became a Corrected Loan during the period that it acted as special servicer and remained a Corrected Loan at the time of that termination or resignation, except that such Workout Fees will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan. The successor special servicer will not be entitled to any portion of those Workout Fees. If the special servicer resigns or is terminated (other than for cause), it will receive any Workout Fees payable on Specially Serviced Loans for which the resigning or terminated special servicer had determined to grant a forbearance or cured the event of default through a modification, restructuring or workout negotiated by the special servicer and evidenced by a signed writing, but which had not as of the time the special servicer resigned or was terminated become a Corrected Loan solely because the borrower had not made three consecutive timely Periodic Payments and which subsequently becomes a Corrected Loan as a result of the borrower making such three consecutive timely Periodic Payments.

A “Liquidation Fee” will be payable to the special servicer with respect to each Specially Serviced Loan or REO Property (except with respect to the Non-Serviced Mortgage Loan) as to which the special servicer receives (a) a full, partial or discounted payoff from the related borrower or (b) any Liquidation Proceeds or Insurance and Condemnation Proceeds (including the related Companion Loan, if applicable) or REO Property. The Liquidation Fee for each Specially Serviced Loan (and each related Serviced Companion Loan) and REO Property will be payable from, and will be calculated by application of a “Liquidation Fee Rate” of the lesser of (a) [___]% to the related payment or proceeds and (b) [INSERT MAXIMUM/MINIMUM FEES]; provided that the Liquidation Fee with respect to any Specially Serviced Loan will be reduced by the amount of any Excess Modification Fees paid by or on behalf of the related borrower with respect to the related Mortgage Loan (including a Serviced Companion Loan or REO Property and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee.

Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based upon, or out of, Liquidation Proceeds received in connection with:

(i)       (A) the repurchase of, or substitution for, any Mortgage Loan, Serviced Companion Loan or Owned Subordinate Companion Loan by a mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation within the time period (or extension of such time period) provided for such repurchase or substitution if such repurchase or substitution occurs prior to the termination of such extended period, or (B) the payment of a Loss of Value Payment in connection with any such breach or document defect,

(ii)       the purchase of (A) any Specially Serviced Loan that is an AB Whole Loan or related REO Property by the holders of the Subordinate Companion Loan or the [LOAN-SPECIFIC CLASS] notes or (B) any Specially Serviced Loan or an REO Property that is subject to mezzanine indebtedness by the holder of the related mezzanine loan, in each case described in clause (ii)(A) or (B) above, within 90 days of such holder’s purchase option first becoming exercisable during the period prior to such Mortgage Loan becoming a Corrected Loan,

(iii)       the purchase of all of the Mortgage Loans and REO Properties and, if applicable, the Owned Subordinate Companion Loan, in connection with an optional termination of the issuing entity,

(iv)       with respect to a [Serviced Pari Passu Companion Loan], (A) a repurchase of such Serviced Pari Passu Companion Loan by the applicable mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation under the indenture and servicing agreement for the securitization holding such Serviced Pari Passu Companion Loan within the time period (or extension of such time period) provided for such repurchase if such repurchase occurs prior to the termination of such extended period provided in such indenture and servicing agreement or (B) a purchase of such Serviced Pari Passu Companion Loan by an applicable party to an indenture and servicing agreement pursuant to a clean-up call or similar liquidation of another securitization entity,

(v)       the purchase of any Specially Serviced Loan by the special servicer or its affiliate (except if such affiliate purchaser is the Directing Holder or its affiliate; provided, however, that if no Control Termination Event has occurred and is continuing, such affiliated Directing Holder or its affiliate purchases any Specially Serviced Loan within 90 days after the special servicer delivers to such Directing Holder for approval the initial asset status report with respect to such Specially Serviced Loan, the special servicer will not be entitled to a liquidation fee in connection with such purchase by the Directing Holder or its affiliates) or

(vi)       if a Mortgage Loan or the Serviced Whole Loan becomes a Specially Serviced Loan only because of an event described in clause (1) of the definition of “Specially Serviced Loan” under the heading “Indenture and Servicing Agreement—General” and the related Liquidation Proceeds are received within 90 days following the related maturity date as a result of the related Mortgage Loan or the Serviced Whole Loan being refinanced or otherwise repaid in full. Notwithstanding the foregoing, in the event that a liquidation fee is not payable due to the application of any of clauses (i) through (v) above, the special servicer may still collect and retain a liquidation fee and similar fees from the related borrower to the extent provided for in, or not prohibited by, the related Mortgage Loan documents. The Non-Serviced Whole Loan will be subject to a similar liquidation fee pursuant to the Non-Serviced Servicing Agreement. For further detail, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

The special servicer will also be entitled to additional servicing compensation in the form of:

(i)       [____]% of Excess Modification Fees related to modifications, waivers, extensions or amendments of any Specially Serviced Loans,

(ii)       [____]% of assumption application fees and assumption fees and other related fees as further described in the ISA, received with respect to the Specially Serviced Loans,

(iii)       [____]% of waiver, consent and earnout fees on any Specially Serviced Loan or certain other similar fees paid by the related borrower, and

(iv)       [____]% of all Excess Modification Fees and assumption fees, consent fees and earnout fees received with respect to all Mortgage Loans (including the Serviced Companion Loans, to the extent not prohibited by the related Intercreditor Agreements, if applicable) (excluding the Non-Serviced Mortgage Loan) and Subordinate Companion Loan that are not Specially Serviced Loans and for which the special servicer’s processing, consent or approval is required.

The special servicer will also be entitled to late payment charges and default interest paid by the borrowers and accrued while the related Mortgage Loans (including the related Companion Loan, if applicable, and to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan were Specially Serviced Loans and that are not needed to pay interest on Advances or certain additional administrative expenses with respect to the related Mortgage Loan (including the related Companion Loan, if applicable, to the extent not prohibited by the related Intercreditor Agreement)

and Subordinate Companion Loan since the Closing Date. The special servicer also is authorized but not required to invest or direct the investment of funds held in the REO Account in Permitted Investments, and the special servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the ISA.

The Non-Serviced Mortgage Loan is serviced under the Non-Serviced Servicing Agreement (including those occasions under the Non-Serviced Servicing Agreement when the servicing of the Non-Serviced Mortgage Loan has been transferred from the Non-Serviced Master Servicer to the Non-Serviced Special Servicer). Accordingly, in its capacity as the special servicer under the ISA, the special servicer will not be entitled to receive any special servicing compensation for the Non-Serviced Mortgage Loan. Only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Mortgage Loan and only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Whole Loan.

Disclosable Special Servicer Fees

The ISA will provide that the special servicer and its affiliates will be prohibited from receiving or retaining any Disclosable Special Servicer Fees in connection with the disposition, workout or foreclosure of any Mortgage Loan and Serviced Companion Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under the ISA. The ISA will also provide that, with respect to each Payment Date, the special servicer must deliver or cause to be delivered to the master servicer within two (2) business days following the Determination Date, and the master servicer must deliver, to the extent it has received, to the note administrator, without charge and on the same day as the master servicer is required to deliver the CREFC® Investor Reporting Package for such Payment Date, an electronic report which discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the special servicer or any of its affiliates with respect to such Payment Date, provided that no such report will be due in any month during which no Disclosable Special Servicer Fees were received.

“Disclosable Special Servicer Fees” means, with respect to any Mortgage Loan and related Serviced Companion Loan (including any related REO Property), any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, or as a result of any other fee-sharing arrangement) received or retained by the special servicer or any of its affiliates that is paid by any person (including, without limitation, the issuing entity, any mortgagor, any manager, any guarantor or indemnitor in respect of such Mortgage Loan or Serviced Companion Loan and any purchaser of any Mortgage Loan or Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan, the management or disposition of any REO Property, and the performance by the special servicer or any such affiliate of any other special servicing duties under the ISA, other than (1) any Permitted Special Servicer/Affiliate Fees and (2) any compensation to which the special servicer is entitled pursuant to the ISA.

“Permitted Special Servicer/Affiliate Fees” means any commercially reasonable treasury management fees, banking fees, title agency fees, insurance commissions or fees and appraisal fees received or retained by the special servicer or any of its affiliates in connection with any services performed by such party with respect to any Mortgage Loan and Serviced Companion Loan (including any related REO Property) in accordance with the ISA.

The special servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the ISA. The special servicer will not be entitled to reimbursement for any expenses incurred by it except as expressly provided in the ISA. See “Description of the Notes—Payments on the Notes—Method, Timing and Amount.

Note Administrator and Indenture Trustee Compensation

As compensation for the performance of its routine duties, the indenture trustee and the note administrator will be paid a fee (collectively, the “Note Administrator/Indenture Trustee Fee”); provided that the Note Administrator/Indenture Trustee Fee includes the indenture trustee fee, and the note administrator will pay the indenture trustee fee to the indenture trustee in an amount equal to $[___] per month. The Note Administrator/Indenture Trustee Fee will be payable monthly from amounts received in respect of the mortgage loans and will be equal to the product of a rate equal to [______]% per annum (the “Note Administrator/Indenture Trustee Fee Rate”) and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans. The Note Administrator/Indenture Trustee Fee includes the indenture trustee fee.

Operating Advisor Compensation

The fee of the operating advisor (the “Operating Advisor Fee”) will be payable monthly from amounts received in respect of each Mortgage Loan (including the Owned Subordinate Companion Loan and the Non-Serviced Mortgage Loan, but not the Companion Loan) and REO Loan, and will accrue at a rate (the “Operating Advisor Fee Rate”), equal to a per annum rate of [________]%,and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans.

An “Operating Advisor Consulting Fee” will be payable to the operating advisor with respect to each Major Decision on which the operating advisor has consultation obligations and performed its duties with respect to that Major Decision. The Operating Advisor Consulting Fee will be a fee for each such Major Decision equal to $[_____] (or such lesser amount as the related borrower agrees to pay) with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan); provided that the operating advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision.

Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make payments on the Offered Notes as described in “Description of the Notes—Payments on the Notes”, but with respect to the Operating Advisor Consulting Fee, only as and to the extent that such fee is actually received from the related borrower. If the operating advisor has consultation rights with respect to a Major Decision, the ISA will require the master servicer or the special servicer, as applicable, to use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related borrower in connection with such Major Decision, but only to the extent not prohibited by the related Mortgage Loan documents. The master servicer or special servicer, as applicable, will each be permitted to waive or reduce the amount of any such Operating Advisor Consulting Fee payable by the related borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard but in no event will it take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; provided that the master servicer or the special servicer, as applicable, will be required to consult, on a non-binding basis, with the operating advisor prior to any such waiver or reduction.

In addition to the Operating Advisor Fee and the Operating Advisor Consulting Fee, the operating advisor will be entitled to reimbursement of Operating Advisor Expenses in accordance with the terms of the ISA. “Operating Advisor Expenses” for each Payment Date will equal any unreimbursed indemnification amounts or additional expenses payable to the operating advisor pursuant to the ISA (other than the Operating Advisor Fee and the Operating Advisor Consulting Fee).

Asset Representations Reviewer Compensation

With respect to each Delinquent Loan reviewed, the asset representations reviewer is required to be paid a fee of $[_________] (the “Asset Representations Reviewer Fee”). Additionally, the asset representations reviewer is required to be paid or reimbursed for its reasonable out-of-pocket costs and expenses (including the reasonable compensation and the expenses and disbursements of its counsel and of all persons not regularly in its employ) to the extent such payments are “unanticipated expenses”, except any such expense or disbursement as may arise from its negligence, bad faith or willful misconduct. [Similar fees and/or fee provisions to those described above will be (or are expected to be) payable to the applicable asset representations reviewer under the Non-Serviced Servicing Agreement with respect to the Non-Serviced Mortgage Loan, although there may be differences in the calculations of such fees.]

The Asset Representations Reviewer Fee and such costs and expenses will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make payments on the notes as described above in “—Withdrawals from the Collection Account”, except that the Asset Representations Reviewer Fee and any related costs and expenses with respect to a Delinquent Loan is required to be included in the Purchase Price for any Mortgage Loan that was the subject of a completed Asset Review and that is repurchased by a mortgage loan seller.

CREFC® Intellectual Property Royalty License Fee

CREFC® Intellectual Property Royalty License Fee will be paid to CREFC® on a monthly basis.

“CREFC® Intellectual Property Royalty License Fee” with respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) and Owned Subordinate Companion Loan and for any Payment Date is the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan or Owned Subordinate Companion Loan as of the close of business on the Payment Date in such Interest Accrual Period; provided that such amounts will be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan or Owned Subordinate Companion Loan is computed and will be prorated for partial periods. The CREFC® Intellectual Property Royalty License Fee is a fee payable to CREFC® for a license to use the CREFC® Investor Reporting Package in connection with the servicing and administration, including delivery of periodic reports to the Noteholders, of the issuing entity pursuant to the ISA. No CREFC® Intellectual Property Royalty License Fee will be paid on any Companion Loan.

“CREFC® Intellectual Property Royalty License Fee Rate” with respect to each Mortgage Loan and Owned Subordinate Companion Loan is a rate equal to 0.0005% per annum.

Appraisal Reduction Amounts

After an Appraisal Reduction Event has occurred with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan, an Appraisal Reduction Amount is required to be calculated. An “Appraisal Reduction Event” will occur on the earliest of:

(1)	120 days after an uncured delinquency (without regard to the application of any grace period), other than any uncured delinquency in respect of a balloon payment, occurs in respect of the Mortgage Loan, a related Companion Loan or Subordinate Companion Loan, as applicable;
(2)	the date on which a reduction in the amount of Periodic Payments on the Mortgage Loan or related Subordinate Companion Loan or Companion Loan, as applicable, or a change in any other material economic term of the Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, (other than an extension of its maturity), becomes effective as a result of a modification of the related Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, by the special servicer;
(3)	30 days after the date on which a receiver has been appointed for the Mortgaged Property;
(4)	30 days after the date on which a borrower or the tenant at a single tenant property declares bankruptcy (and not otherwise dismissed within such time);
(5)	60 days after the date on which an involuntary petition of bankruptcy is filed with respect to the borrower if not dismissed within such time;

(6)	90 days after an uncured delinquency occurs in respect of a balloon payment with respect to such Mortgage Loan or related Subordinate Companion Loan or Companion Loan, except where a refinancing is anticipated within 120 days after the maturity date of the Mortgage Loan and related Companion Loan in which case 120 days after such uncured delinquency; and
(7)	immediately after a Mortgage Loan or related Companion Loan becomes an REO Loan; provided, however, that the 30-day period referenced in clauses (3) and (4) above will not apply if the related Mortgage Loan is a Specially Serviced Loan.

No Appraisal Reduction Event may occur at any time when the Principal Balances of all classes of Subordinate Notes have been reduced to zero.

The “Appraisal Reduction Amount” for any Payment Date and for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount, calculated by the special servicer (prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Holder and, after the occurrence and during the continuance of a Control Termination Event, in consultation with the Directing Holder and the operating advisor and, after the occurrence and during the continuance of a Consultation Termination Event, in consultation with the operating advisor), as of the first Determination Date that is at least 10 business days following the date the special servicer receives an appraisal or conducts a valuation described below equal to the excess of

(a)       the Stated Principal Balance of that Mortgage Loan or the Stated Principal Balance of the applicable Serviced Whole Loan, as the case may be, over

(b)       the excess of

1.       the sum of

a)	90% of the appraised value of the related Mortgaged Property as determined (A) by one or more MAI appraisals obtained by the special servicer with respect to that Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance equal to or in excess of [$2,000,000] (the costs of which will be paid by the master servicer as an Advance), or (B) by an internal valuation performed by the special servicer with respect to any Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance less than [$2,000,000], minus with respect to any MAI appraisals such downward adjustments as the special servicer may make (without implying any obligation to do so) based upon its review of the appraisals and any other information it deems relevant, and
b)	all escrows, letters of credit and reserves in respect of that Mortgage Loan or Serviced Whole Loan as of the date of calculation; over

2.       the sum as of the Due Date occurring in the month of the date of determination of

a)	to the extent not previously advanced by the master servicer or the indenture trustee, all unpaid interest due on that Mortgage Loan or Serviced Whole Loan at a per annum rate equal to the Mortgage Rate (and any accrued and unpaid interest on any Subordinate Companion Loan),
b)	all P&I Advances on the related Mortgage Loan and all Servicing Advances on the related Mortgage Loan or Serviced Whole Loan not reimbursed from the proceeds of such Mortgage Loan or Serviced Whole Loan and interest on those Advances at the Reimbursement Rate in respect of that Mortgage Loan or Serviced Whole Loan, and

c)	all currently due and unpaid real estate taxes and assessments, insurance premiums and ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid (including any capitalized interest whether or not then due and payable) with respect to such Mortgage Loan, Serviced Whole Loan (which tax, premiums, ground rents and other amounts have not been the subject of an Advance by the master servicer, the special servicer or the indenture trustee, as applicable).

[Each Serviced Whole Loan will be treated as a single Mortgage Loan for purposes of calculating an Appraisal Reduction Amount with respect to the Mortgage Loan and Companion Loan(s) (or Owned Subordinate Companion Loan), as applicable, that comprise such Serviced Whole Loan (or Owned AB Whole Loan, as applicable). Any Appraisal Reduction Amount in respect of any Serviced Pari Passu Mortgage Loan will be allocated, pro rata, between the related Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan based upon their respective Stated Principal Balances. Any Appraisal Reduction Amount in respect of an AB Whole Loan will be allocated, first, to the Subordinate Companion Loan (or Owned Subordinate Companion Loan, as applicable) (until its principal balance is notionally reduced to zero by such related Appraisal Reduction Amounts) and second, to the related Mortgage Loan (or Owned Mortgage Loan, as applicable). For a summary of the provisions in the Non-Serviced Servicing Agreement relating to appraisal reductions, see “—Servicing of the Non-Serviced Mortgage Loan” below.

The special servicer will be required to order an appraisal or conduct a valuation, promptly upon the occurrence of an Appraisal Reduction Event (other than with respect to the Non-Serviced Whole Loan). On the first Determination Date occurring on or after the tenth business day following the receipt of the MAI appraisal or the completion of the valuation, the special servicer will be required to calculate and report to the master servicer, the indenture trustee, the note administrator, the operating advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Holder, the Appraisal Reduction Amount, taking into account the results of such appraisal or valuation and receipt of information requested by the special servicer from the master servicer reasonably necessary to calculate the Appraisal Reduction Amount. Such report will also be forwarded by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan), to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold, or to the holder of any related Serviced Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan).

In the event that the special servicer has not received any required MAI appraisal within 60 days after the Appraisal Reduction Event (or, in the case of an appraisal in connection with an Appraisal Reduction Event described in clauses (1) and (6) of the definition of Appraisal Reduction Event above, within 120 days (in the case of clause (1)) or 90 or 120 days (in the case of clause (6)), respectively, after the initial delinquency for the related Appraisal Reduction Event), the Appraisal Reduction Amount will be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan (or Serviced Whole Loan) until an MAI appraisal is received by the special servicer. The Appraisal Reduction Amount is calculated as of the first Determination Date that is at least ten (10) business days after the special servicer’s receipt of such MAI appraisal. The master servicer will provide (via electronic delivery) the special servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Appraisal Reduction Amount pursuant to its definition using reasonable efforts to deliver such information within four business days of the special servicer’s reasonable request (which request is required to be made promptly, but in no event later than ten (10) business days, after the special servicer’s receipt of the applicable appraisal or preparation of the applicable internal valuation); provided, however, that the special servicer’s failure to timely make such a request will not relieve the master servicer of its obligation to use reasonable efforts to provide such information to the special servicer within four (4) business days following the special servicer’s reasonable request. The master servicer will not calculate Appraisal Reduction Amounts.

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and each Serviced Whole Loan as to which an Appraisal Reduction Event has occurred (unless the Mortgage Loan or Serviced Whole Loan has remained current for three consecutive Periodic Payments, and with respect to which no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan during the preceding three months (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Serviced Companion Loan or Serviced Whole Loan)), the special servicer is required (i) within 30 days of each anniversary of the related Appraisal Reduction Event and (ii) upon its determination that the value of the related Mortgaged Property has materially changed, to notify the master servicer of the occurrence of such anniversary or determination and to order an appraisal (which may be an update of a prior appraisal), the cost of which will be paid by the master servicer as a Servicing Advance (or to the extent it would be a Nonrecoverable Advance, an expense of the issuing entity paid out of the Collection Account), or to conduct an internal valuation, as applicable. Based upon the appraisal or valuation and receipt of information reasonably requested by the special servicer from the master servicer necessary to calculate the Appraisal Reduction Amount, the special servicer is required to determine or redetermine, as applicable, and report to the master servicer, the indenture trustee, the note administrator, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Holder, the calculated or recalculated amount of the Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, as applicable. Such report will also be forwarded to the holder of any related Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan). Prior to the occurrence of a Consultation Termination Event, the special servicer will consult with the Directing Holder, with respect to any appraisal, valuation or downward adjustment in connection with an Appraisal Reduction Amount. Notwithstanding the foregoing, the special servicer will not be required to obtain an appraisal or valuation with respect to a Mortgage Loan or Serviced Whole Loan that is the subject of an Appraisal Reduction Event to the extent the special servicer has obtained an appraisal or valuation with respect to the related Mortgaged Property within the 12-month period prior to the occurrence of the Appraisal Reduction Event. Instead, the special servicer may use the prior appraisal or valuation in calculating any Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, provided that the special servicer is not aware of any material change to the Mortgaged Property that has occurred that would affect the validity of the appraisal or valuation.

The Non-Serviced Mortgage Loan is subject to provisions in the Non-Serviced Servicing Agreement relating to appraisal reductions that are similar, but not necessarily identical, to the provisions described above. The existence of an appraisal reduction under the Non-Serviced Servicing Agreement in respect of the Non-Serviced Mortgage Loan will proportionately reduce the master servicer’s or the indenture trustee’s, as the case may be, obligation to make P&I Advances on the Non-Serviced Mortgage Loan and will generally have the effect of reducing the amount otherwise available for payments to the Noteholders. Pursuant to the Non-Serviced Servicing Agreement, the Non-Serviced Mortgage Loan will be treated, together with each related Non-Serviced Companion Loan, as a single mortgage loan for purposes of calculating an appraisal reduction amount with respect to the loans that comprise the Non-Serviced Whole Loan. Any appraisal reduction calculated with respect to the Non-Serviced Whole Loan will generally be allocated to the Non-Serviced Mortgage Loan and the Non-Serviced Pari Passu Companion Loan, on a pro rata basis based upon their respective Stated Principal Balances.

If any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or any related Serviced Companion Loan or Owned Subordinate Companion Loan and any Serviced Whole Loan or Owned AB Whole Loan, as applicable, previously subject to an Appraisal Reduction Amount that becomes a Corrected Loan, and with respect to which no other Appraisal Reduction Event has occurred and is continuing, the Appraisal Reduction Amount and the related Appraisal Reduction Event will cease to exist.

As a result of calculating one or more Appraisal Reduction Amounts (and, in the case of any Whole Loan, to the extent allocated in the related Mortgage Loan), the amount of any required P&I Advance will be reduced, which will have the effect of reducing the amount of interest available to the most subordinate class of notes then-outstanding (i.e., first, to Class [__] notes, second, to the Class [__] notes, third, to the Class [__] notes), and finally, pro rata based on their respective interest entitlements, to the Senior Notes). See “—Advances”.

For purposes of determining the Non-Reduced Notes, the Subordinate Controlling Class and whether a Control Termination Event or Consultation Termination Event is continuing, Appraisal Reduction Amounts allocated to a related Mortgage Loan will be allocated to each class of notes in reverse sequential order to notionally reduce their Principal Balances until the Principal Balances of each such class is notionally reduced to zero (i.e., first, to Class [__] notes, second, to the Class [__] notes, and finally, pro rata based on their respective interest entitlements, to the Senior Notes). With respect to any Appraisal Reduction Amount calculated for purposes of determining the Non-Reduced Notes, the Subordinate Controlling Class or whether a Control Termination Event or Consultation Termination Event is continuing, the appraised value of the related Mortgaged Property will be determined on an “as-is” basis.

Any class of Control Eligible Notes, the Principal Balance of which (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Principal Balance of such class) has been reduced to less than 25% of its initial Principal Balance, is referred to as an “Appraised-Out Class”. The holders of the majority (by Principal Balance) of an Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order a second appraisal of any Mortgage Loan (or Serviced Whole Loan) for which an Appraisal Reduction Event has occurred (such holders, the “Requesting Holders”). The special servicer will use its reasonable best efforts to ensure that such appraisal is delivered within 30 days from receipt of the Requesting Holders’ written request and will ensure that such appraisal is prepared on an “as-is” basis by an MAI appraiser. Upon receipt of such supplemental appraisal, the special servicer will be required to determine, in accordance with the Servicing Standard, whether, based on its assessment of such supplemental appraisal, any recalculation of the applicable Appraisal Reduction Amount is warranted and, if so warranted will recalculate such Appraisal Reduction Amount based upon such supplemental appraisal and receipt of information requested by the special servicer from the master servicer as described above. If required by any such recalculation, the applicable Appraised-Out Class will be reinstated as the Subordinate Controlling Class and each other Appraised-Out Class will, if applicable, have its related Principal Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount.

Any Appraised-Out Class for which the Requesting Holders are challenging the special servicer’s Appraisal Reduction Amount determination may not exercise any direction, control, consent and/or similar rights of the Subordinate Controlling Class until such time, if any, as such class is reinstated as the Subordinate Controlling Class; the rights of the Subordinate Controlling Class will be exercised by the most senior Control Eligible Notes, if any, during such period.

[With respect to the Non-Serviced Mortgage Loan, the Non-Serviced Directing Holder will be subject to provisions similar to those described above. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.]

[With respect to an AB Whole Loan, the holder of the related Subordinate Companion Loan (or, in the case of the Owned Subordinate Companion Loan, the Loan-Specific Directing Holder) may in certain circumstances post collateral to avoid a change of control as described in “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]

Maintenance of Insurance

To the extent permitted by the related Mortgage Loan and required by the Servicing Standard, the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan, but excluding the Non-Serviced Mortgage Loan) will be required to use efforts consistent with the Servicing Standard to cause each borrower to maintain, and the special servicer (with respect to REO Properties other than the Mortgaged Property securing the Non-Serviced Whole Loan and subject to the conditions set forth in the following sentence) will maintain, for the related Mortgaged Property all insurance coverage required by the terms of the related Mortgage Loan documents; provided, however, that the master servicer (with respect to Mortgage Loans and Serviced Companion Loans) will not be required to cause the borrower to maintain and the special servicer (with respect to REO Properties) will not be required to maintain terrorism insurance to the extent that the failure of the related borrower to do so is an Acceptable Insurance Default (as defined below) or if the indenture trustee does not have an insurable interest. Insurance coverage is required to be in the amounts (which, in the case of casualty insurance, is generally equal to the lesser of the outstanding principal balance of the related Mortgage Loan and the replacement cost of the related Mortgaged Property), and from an insurer meeting the requirements, set forth in the related Mortgage Loan documents. If the borrower does not maintain such coverage, the master servicer (with respect to such Mortgage Loans and any related Serviced Companion Loan) or the special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as the case may be, will be required to maintain such coverage to the extent such coverage is available at commercially reasonable rates and the indenture trustee has an insurable interest, as determined by the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan) or special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as applicable, in accordance with the Servicing Standard; provided that the master servicer will be obligated to use efforts consistent with the Servicing Standard to cause the borrower to maintain (or to itself maintain) insurance against property damage resulting from terrorist or similar acts unless the borrower’s failure is an Acceptable Insurance Default as determined by the special servicer with (unless a Control Termination Event has occurred and is continuing) the consent of the Directing Holder. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.

Notwithstanding any contrary provision above, the master servicer will not be required to maintain, and will not be in default for failing to obtain, any earthquake or environmental insurance on any Mortgaged Property unless (other than with respect to a Mortgaged Property securing the Non-Serviced Mortgage Loan) such insurance was required at the time of origination of the related Mortgage Loan, the indenture trustee has an insurable interest and is currently available at commercially reasonable rates. In addition, the master servicer and special servicer will be entitled to rely on insurance consultants (at the applicable servicer’s expense) in determining whether any insurance is available at commercially reasonable rates. After the master servicer determines that a Mortgaged Property other than the Mortgaged Property securing the Non-Serviced Mortgage Loan is located in an area identified as a federally designated special flood hazard area (and flood insurance has been made available), the master servicer will be required to use efforts consistent with the Servicing Standard (1) to cause each borrower to maintain (to the extent required by the related Mortgage Loan documents), and (2) if the borrower does not so maintain, to itself maintain to the extent the indenture trustee, as mortgagee, has an insurable interest in the Mortgaged Property and is available at commercially reasonable rates (as determined by the master servicer in accordance with the Servicing Standard) a flood insurance policy in an amount representing coverage not less than the lesser of (x) the outstanding principal balance of the related Mortgage Loan (and any related Serviced Companion Loan) and (y) the maximum amount of insurance which is available under the National Flood Insurance Act of 1968, as amended, plus such additional excess flood coverage with respect to the Mortgaged Property, if any, in an amount consistent with the Servicing Standard, but only to the extent that the related Mortgage Loan permits the lender to require the coverage and maintaining coverage is consistent with the Servicing Standard.

Notwithstanding the foregoing, with respect to the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, that either (x) require the borrower to maintain “all-risk” property insurance (and do not expressly permit an exclusion for terrorism) or (y) contain provisions generally requiring the applicable borrower to maintain insurance in types and against such risks as the holder of such Mortgage Loan and any related Serviced Companion Loan reasonably requires from time to time in order to protect its interests, the master servicer will be required to, consistent with the Servicing Standard, (A) monitor in accordance with the Servicing Standard whether the insurance policies for the related Mortgaged Property contain exclusions in addition to those customarily found in insurance policies for mortgaged properties similar to the Mortgaged Properties on or prior to September 11, 2001 (“Additional Exclusions”), (B) request the borrower to either purchase insurance against the risks specified in the Additional Exclusions or provide an explanation as to its reasons for failing to purchase such insurance, and (C) notify the special servicer if it has knowledge that any insurance policy contains Additional Exclusions or if it has knowledge that any borrower fails to purchase the insurance requested to be purchased by the master servicer pursuant to clause (B) above. If the special servicer determines in accordance with the Servicing Standard that such failure is not an Acceptable Insurance Default, the special servicer will be required to notify the master servicer and the master servicer will be required to use efforts consistent with the Servicing Standard to cause such insurance to be maintained. If the special servicer determines that such failure is an Acceptable Insurance Default, it will be required to promptly deliver such conclusions in writing to the 17g-5 Information Provider for posting to the 17g-5 Information Provider’s website for those Mortgage Loans that (i) have one of the ten (10) highest outstanding principal balances of the Mortgage Loans then included in the issuing entity or (ii) comprise more than 5% of the outstanding principal balance of the Mortgage Loans then included in the issuing entity.

“Acceptable Insurance Default” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, a default under the related Mortgage Loan documents arising by reason of (i) any failure on the part of the related borrower to maintain with respect to the related Mortgaged Property specific insurance coverage with respect to, or an all-risk casualty insurance policy that does not specifically exclude, terrorist or similar acts, and/or (ii) any failure on the part of the related borrower to maintain with respect to the related Mortgaged Property, insurance coverage with respect to damages or casualties caused by terrorist or similar acts upon terms not materially less favorable than those in place as of the Closing Date, in each case, as to which default the master servicer and the special servicer may forbear taking any enforcement action; provided that, subject to the consent or consultation rights of the Directing Holder or the holder of any Companion Loan (or in the case of an AB Whole Loan, the Loan-Specific Directing Holder) as described under “—The Directing Holder—Major Decisions”, the special servicer has determined in its reasonable judgment based on inquiry consistent with the Servicing Standard that either (a) such insurance is not available at commercially reasonable rates and that such hazards are not at the time commonly insured against for properties similar to the related Mortgaged Property and located in or around the region in which such related Mortgaged Property is located, or (b) such insurance is not available at any rate.

During the period that the special servicer is evaluating the availability of such insurance, or waiting for a response from the Directing Holder, neither the master servicer nor the special servicer will be liable for any loss related to its failure to require the borrower to maintain such insurance and neither will be in default of its obligations as a result of such failure unless the master servicer or the special servicer is required to take any immediate action pursuant to the Servicing Standard and other servicing requirements under the ISA as described under “—The Directing Holder—Control Termination Event and Consultation Termination Event” and “—Servicing Override”.

The master servicer or the special servicer will be required to maintain (or cause to be maintained), fire and hazard insurance on each REO Property (other than any REO Property with respect to the Non-Serviced Mortgage Loan), to the extent obtainable at commercially reasonable rates and the indenture trustee has an insurable interest, in an amount that is at least equal to the lesser of (1) the full replacement cost of the improvements on the REO Property, and (2) the outstanding principal balance owing on the related Mortgage Loan and any related Serviced Companion Loan or REO Loan, as applicable, and in any event, the amount necessary to avoid the operation of any co-insurance provisions. In addition, if the REO Property is located in an area identified as a federally designated special flood hazard area, the special servicer will be required to cause to be maintained, to the extent available at commercially reasonable rates (as determined by the special servicer (prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Holder) in accordance with the Servicing Standard), a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration in an amount representing coverage not less than the maximum amount of insurance that is available under the National Flood Insurance Act of 1968, as amended.

The ISA provides that the master servicer may satisfy its obligation to cause each borrower to maintain a hazard insurance policy and the master servicer or special servicer may satisfy their respective obligation to maintain hazard insurance by maintaining a blanket or master single interest or force-placed policy insuring against hazard losses on the Mortgage Loans and related Serviced Companion Loan and REO Properties (other than the Mortgaged Property securing the Non-Serviced Whole Loan), as applicable. Any losses incurred with respect to Mortgage Loans (and any related Serviced Companion Loan) or REO Properties due to uninsured risks (including earthquakes, mudflows and floods) or insufficient hazard insurance proceeds may adversely affect payments to noteholders. Any cost incurred by the master servicer or special servicer in maintaining a hazard insurance policy, if the borrower defaults on its obligation to do so, will be advanced by the master servicer as a Servicing Advance and will be charged to the related borrower. Generally, no borrower is required by the Mortgage Loan documents to maintain earthquake insurance on any Mortgaged Property and the special servicer will not be required to maintain earthquake insurance on any REO Properties. Any cost of maintaining that kind of required insurance or other earthquake insurance obtained by the special servicer will be paid out of the REO Account or advanced by the master servicer as a Servicing Advance.

The costs of the insurance may be recovered by the master servicer or the indenture trustee, as the case may be, from reimbursements received from the borrower or, if the borrower does not pay those amounts, as a Servicing Advance as set forth in the ISA. All costs and expenses incurred by the special servicer in maintaining the insurance described above on REO Properties will be paid out of the related REO Account or, if the amount in such account is insufficient, such costs and expenses will be advanced by the master servicer to the special servicer as a Servicing Advance to the extent that such Servicing Advance is not determined to be a Nonrecoverable Advance.

No pool insurance policy, special hazard insurance policy, bankruptcy bond, repurchase bond or certificate guarantee insurance will be maintained with respect to the Mortgage Loans, nor will any Mortgage Loan be subject to FHA insurance.

Modifications, Waivers and Amendments

Except as otherwise set forth in this paragraph, the special servicer (or, with respect to certain non-material modifications, waivers and amendments that are not Major Decisions, the master servicer) may not waive, modify or amend (or consent to waive, modify or amend) any provision of a Mortgage Loan, Serviced Companion Loan and/or Owned Subordinate Companion Loan that is not in default or as to which default is not reasonably foreseeable except for the waiver of any due-on-sale clause or due-on-encumbrance clause to the extent permitted in the ISA. The master servicer will not be permitted under the ISA to agree to any modifications, waivers and amendments that constitute Major Decisions without the consent of the special servicer (which such consent may be deemed received by the master servicer if the special servicer does not respond within ten (10) business days of delivery to the special servicer of the analysis and all information reasonably requested by the special servicer in order to grant or withhold such consent, plus the time provided to the Directing Holder or other relevant party under the ISA and, if applicable, any time period provided to a holder of a Companion Loan under a related intercreditor agreement), except certain non-material consents and waivers described in the ISA and as permitted under the Mortgage Loan documents.

If, and only if, the special servicer determines that a modification, waiver or amendment (including the forgiveness or deferral of interest or principal or the substitution of collateral pursuant to the terms of the Mortgage Loan (other than any Non-Serviced Mortgage Loan), Owned Subordinate Companion Loan and/or related Serviced Companion Loan or otherwise or release of collateral or the pledge of additional collateral) of the terms of a Specially Serviced Loan with respect to which a payment default or other material default has occurred or a payment default or other material default is, in the special servicer’s judgment, reasonably foreseeable (as evidenced by an officer’s certificate of the Special Servicer), is reasonably likely to produce a greater recovery on a net present value basis (the relevant discounting to be performed at the related Mortgage Rate) to the issuing entity and, if applicable, the holders of any applicable Companion Loan or Owned Subordinate Companion Loan, as applicable, than liquidation of such Specially Serviced Loan, then the special servicer may, but is not required to, agree to a modification, waiver or amendment of the Specially Serviced Loan, subject to (w) the restrictions and limitations described below, (x) with respect to any Mortgage Loan or Owned Subordinate Companion Loan, prior to the occurrence and continuance of a Control Termination Event, the approval of the Directing Holder (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event upon consultation with the Directing Holder) as provided in the ISA and described in this prospectus, (y) with respect to an AB Whole Loan, subject to any rights of the related holder of the Subordinate Companion Loan (or in the case of the Owned Subordinate Companion Loan, the Loan-Specific Directing Holder) to consent to such modification, waiver or amendment and (z) with respect to a Serviced Whole Loan, the rights of the holder of the related Serviced Companion Loan, as applicable, to advise or consult with the special servicer with respect to, or consent to, such modification, waiver or amendment, in each case, pursuant to the terms of the related intercreditor agreement and, with respect to a Mortgage Loan (other than any Non-Serviced Mortgage Loan) that has mezzanine debt, the rights of the mezzanine lender to consent to such modification, waiver or amendment, in each case, pursuant to the terms of the related intercreditor agreement or mezzanine intercreditor agreement, as applicable.

The special servicer is required to use its reasonable efforts to the extent reasonably possible to fully amortize a modified Mortgage Loan prior to the Stated Maturity Date. The special servicer may not agree to a modification, waiver or amendment of any term of any Specially Serviced Loan if that modification, waiver or amendment would:

(1)       extend the maturity date of the Specially Serviced Loan to a date occurring later than the earlier of (A) five years prior to the Stated Maturity Date and (B) if the Specially Serviced Loan is secured solely or primarily by a leasehold estate and not the related fee interest, the date occurring twenty years or, to the extent consistent with the Servicing Standard giving due consideration to the remaining term of the ground lease and, prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Holder, ten years, prior to the end of the current term of the ground lease, plus any options to extend exercisable unilaterally by the borrower; or

(2)       provide for the deferral of interest unless interest accrues on the Mortgage Loan or the Serviced Whole Loans, generally, at the related Mortgage Rate.

If the special servicer gives notice of any modification, waiver or amendment of any term of any Mortgage Loan (other than the Non-Serviced Whole Loan) or related Companion Loan, the special servicer will be required to notify the master servicer, the Directing Holder (other than following the occurrence of a Consultation Termination Event), the applicable companion loan holder (unless, with respect to a holder of an AB Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable), the related Subordinate Loan-Specific Directing Holder (unless, with respect to the Owned Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable), the applicable mortgage loan seller (so long as such mortgage loan seller is not a master servicer or sub-servicer of such Mortgage Loan or the Directing Holder), the operating advisor (after the occurrence and during the continuance of a Control Termination Event), the note administrator, the indenture trustee, the Directing Holder (unless a Consultation Termination Event has occurred), and the 17g-5 Information Provider, who will thereafter post any such notice to the 17g-5 Information Provider’s website. If the master servicer gives notice of any modification, waiver or amendment of any term of any such Mortgage Loan or related Companion Loan, the master servicer will be required to notify in writing the note administrator, the indenture trustee, the special servicer (and, unless a Consultation Termination Event has occurred, the special servicer will be required to forward any such notice to the Directing Holder), the related mortgage loan seller (so long as such mortgage loan seller is not a master servicer or sub-servicer of such Mortgage Loan or the Directing Holder), the holder of any related Companion Loan and the 17g-5 Information Provider, who will be required to thereafter post any such notice to the 17g-5 Information Provider’s website. The party providing notice will be required to deliver to the custodian for deposit in the related Mortgage File, an original counterpart of the agreement related to the modification, waiver or amendment, promptly following the execution of that agreement, and if required, a copy to the master servicer and to the holder of any related Companion Loan, all as set forth in the ISA. Copies of each agreement whereby the modification, waiver or amendment of any term of any Mortgage Loan is effected are required to be available for review during normal business hours at the offices of the custodian. See “Description of the Notes—Reports to Noteholders; Certain Available Information”.

The modification, waiver or amendment of a Serviced Whole Loan or a Mortgage Loan that has a related mezzanine loan will be subject to certain limitations set forth in the related intercreditor agreement. See “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.

Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions

The special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan or Owned Subordinate Companion Loan containing a “due-on-sale” clause (1) to accelerate the payments on that Mortgage Loan and any related Companion Loan or Owned Subordinate Companion Loan, as applicable, or (2) to withhold its consent to any sale or transfer, consistent with the Servicing Standard or (b) to waive its right to exercise such rights; provided, however, that (i) with respect to such waiver of rights prior to the occurrence and continuance of any Control Termination Event, the special servicer has obtained the prior written consent (or deemed consent) of the Directing Holder (or the Loan-Specific Directing Holder prior to the occurrence and continuance of an AB Control Appraisal Period, as applicable) (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Holder) and (ii) with respect to any Mortgage Loan [that is [DESCRIBE CRITERIA FOR A RATING AGENCY CONFIRMATION REQUIREMENT], a Rating Agency Confirmation is received by the master servicer or the special servicer, as the case may be, from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any).

With respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan with a “due-on-encumbrance” clause, the special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan containing a “due-on-encumbrance” clause (1) to accelerate the payments thereon, or (2) to withhold its consent to the creation of any additional lien or other encumbrance, consistent with the Servicing Standard or (b) to waive its right to exercise such rights, provided, however, that (i) with respect to such waiver of rights prior to the occurrence and continuance of a Control Termination Event, the special servicer has obtained the consent of the Directing Holder [(or, with respect to an AB Whole Loan prior to the occurrence and continuance of an AB Control Appraisal Period, the prior consent of the Loan-Specific Directing Holder, to the extent required by the terms of the related Intercreditor Agreement)] (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, has consulted with the Directing Holder) and (ii) the special servicer has received a Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any) if such Mortgage Loan is [INSERT CRITERIA FOR RATING AGENCY CONFIRMATION REQUIREMENT].

Any modification, extension, waiver or amendment of the payment terms of the Non-Serviced Whole Loan will be required to be structured so as to be consistent with the Servicing Standard and the allocation and payment priorities in the related loan documents and the related Intercreditor Agreement, such that neither the issuing entity as holder of such Non-Serviced Mortgage Loan nor any holder of the related Companion Loan gains a priority over the other holder that is not reflected in the related loan documents and the related Intercreditor Agreement.

Inspections; Collection of Operating Information

The master servicer will be required to perform (at its own expense) or cause to be performed (at its own expense), physical inspections of each Mortgaged Property relating to a Mortgage Loan (other than the Mortgaged Property securing the Non-Serviced Mortgage Loan, which is subject to inspection pursuant to the Non-Serviced Servicing Agreement, and other than a Specially Serviced Loan) with a Stated Principal Balance of (A) $[2,000,000] or more at least once every 12 months and (B) less than $[2,000,000] at least once every [24] months, in each case commencing in the calendar year 20[__]

unless a physical inspection has been performed by the special servicer within the previous [12] months and the master servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection; provided, further, however, that if any scheduled payment becomes more than [60] days delinquent on the related Mortgage Loan, the special servicer is required to inspect or cause to be inspected the related Mortgaged Property as soon as practicable after the Mortgage Loan becomes a Specially Serviced Loan and annually thereafter for so long as the Mortgage Loan remains a Specially Serviced Loan (the cost of which inspection, to the extent not paid by the related borrower, will be reimbursed first from default interest and late charges constituting additional compensation of the special servicer on the related Mortgage Loan (but with respect to a Serviced Whole Loan, only amounts available for such purpose under the related Intercreditor Agreement) and then from the Collection Account as an expense of the issuing entity, and in the case of a Serviced Whole Loan, as an expense of the holders of the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan, pro rata and pari passu, to the extent provided in the related Intercreditor Agreement. With respect to an AB Whole Loan, the costs will be allocated, first, as an expense of the holder of the Subordinate Companion Loan, and second, as an expense of the holders of the related Mortgage Loan to the extent provided in the related Intercreditor Agreement. The special servicer or the master servicer, as applicable, will be required to prepare or cause to be prepared a written report of the inspection describing, among other things, the condition of and any damage to the Mortgaged Property to the extent evident from the inspection and specifying the existence of any vacancies in the Mortgaged Property of which it has knowledge and deems material, of any sale, transfer or abandonment of the Mortgaged Property of which it has knowledge or that is evident from the inspection, of any adverse change in the condition of the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection, and that the preparer of such report deems material, or of any material waste committed on the Mortgaged Property to the extent evident from the inspection.

Copies of the inspection reports referred to above that are delivered to the note administrator will be posted to the note administrator’s website for review by Privileged Persons pursuant to the ISA. See “Description of the Notes—Reports to Noteholders; Certain Available Information”.

Collection of Operating Information

With respect to each Mortgage Loan that requires the borrower to deliver operating statements, the special servicer or the master servicer, as applicable, is also required to use reasonable efforts to collect and review the annual operating statements beginning with calendar year end 20[__] of the related Mortgaged Property. Most of the Mortgage Loan documents obligate the related borrower to deliver annual property operating statements. However, we cannot assure you that any operating statements required to be delivered will in fact be delivered, nor is the special servicer or the master servicer likely to have any practical means of compelling the delivery in the case of an otherwise performing Mortgage Loan.

Special Servicing Transfer Event

The Mortgage Loans (other than the Non-Serviced Mortgage Loan), any related Companion Loans and any related REO Properties will be serviced by the special servicer under the ISA in the event that the servicing responsibilities of the master servicer are transferred to the special servicer as described below. Such Mortgage Loans and related Companion Loans (including those loans that have become REO Properties) serviced by the special servicer are referred to in this prospectus collectively as the “Specially Serviced Loans”. The master servicer will be required to transfer its servicing responsibilities to the special servicer with respect to any Mortgage Loan (including any related Companion Loan) for which the master servicer is responsible for servicing:

(1)       as to which a payment default has occurred at its original maturity date, or, if the original maturity date has been extended, at its extended maturity date; and in the case of a balloon payment, if the balloon payment is delinquent and the related borrower has not provided the special servicer, within [60] days after the related maturity date, with a written and fully executed (subject only to customary final closing conditions) written commitment for refinancing from an acceptable lender reasonably satisfactory in form and substance to the special servicer (and the special servicer will promptly forward such commitment to the master servicer), which provides that such refinancing will occur within [120] days of such related maturity date, provided that such Mortgage Loan and any related Companion Loan will become a Specially Serviced Loan immediately if the related borrower fails to diligently pursue such financing or to pay any Assumed Scheduled Payment on the related due date (subject to any applicable grace period) at any time before the refinancing or, if such refinancing does not occur, such Mortgage Loan and any related Companion Loan at the end of such 120-day period (or for such shorter period beyond the date on which the related balloon payment was due within which the refinancing is scheduled to occur pursuant to the commitment for refinancing or on which such commitment terminates);

(2)       as to which any Periodic Payment is more than [60] days delinquent (unless, prior to such Periodic Payment becoming more than [60] days delinquent, in the case of a Mortgage Loan with an associated mezzanine loan, the holder of the related Companion Loan (or in the case of the Owned Subordinate Companion Loan, the Loan-Specific Directing Holder) or the holder of the related mezzanine debt, as applicable, cures such delinquency);

(3)       as to which the borrower has entered into or consented to bankruptcy, appointment of a receiver or conservator or a similar insolvency proceeding, or the borrower has become the subject of a decree or order for that proceeding [provided that if the appointment, decree or order is stayed or discharged, or the case dismissed within [60] days, that Mortgage Loan and any related Companion Loan will not be considered a Specially Serviced Loan during that period)], or the related borrower has admitted in writing its inability to pay its debts generally as they become due;

(4)       as to which the master servicer or special servicer has received notice of the foreclosure or proposed foreclosure of any lien other than the Mortgage on the Mortgaged Property;

(5)       as to which, in the judgment of the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Holder), as applicable, a payment default is imminent or reasonably foreseeable and is not likely to be cured by the borrower within [60] days;

(6)       as to which a default that the master servicer or special servicer has notice (other than a failure by the related borrower to pay principal or interest) and which the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Holder) determines, in its good faith reasonable judgment, may materially and adversely affect the interests of the Noteholders (and, with respect to any Whole Loan, the interest of the Noteholders and the holders of the related Companion Loan, as a collective whole (taking into account the subordinate or pari passu nature of any Companion Loan, as applicable), has occurred and remains unremediated for the applicable grace period specified in the Mortgage Loan or related Companion Loan documents, other than in certain circumstances the failure to maintain terrorism insurance (or if no grace period is specified for events of default that are capable of cure, [60] days); or

(7)       as to which the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Holder) determines that (i) a default (other than as described in clause (5) above) under the Mortgage Loan or related Companion Loan is imminent or reasonably foreseeable, (ii) such default will materially impair the value of the corresponding Mortgaged Property as security for the Mortgage Loan or related Companion Loan or otherwise materially adversely affect the interests of Noteholders (and, with respect to a Whole Loan, the interest of the Noteholders and the holders of the related Companion Loan as a collective whole (taking into account the pari passu nature of any Companion Loans), and (iii) the default will continue unremedied for the applicable cure period under the terms of the Mortgage Loan or related Companion Loan, or, if no cure period is specified and the default is capable of being cured, for 30 days (provided that such 30-day grace period does not apply to a default that gives rise to immediate acceleration without application of a grace period under the terms of the Mortgage Loan, related Companion Loan); provided that any determination that a special servicing transfer event has occurred under this clause (7) with respect to any Mortgage Loan, related Companion Loan solely by reason of the failure (or imminent failure) of the related borrower to maintain or cause to be maintained insurance coverage against damages or losses arising from acts of terrorism may only be made by the special servicer (and unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Holder) as described under “—Maintenance of Insurance” [above].

However, the master servicer will be required to continue to (x) receive payments on the Mortgage Loans [(and any related Serviced Companion Loan)] (including amounts collected by the special servicer), (y) make certain calculations with respect to the Mortgage Loans [and any related Serviced Companion Loan] and (z) make remittances and prepare certain reports to the Noteholders with respect to the Mortgage Loans and any related Serviced Companion Loan. Additionally, the master servicer will continue to receive the Servicing Fee in respect of the Mortgage Loans (and any related Serviced Companion Loan) at the Servicing Fee Rate.

If the related Mortgaged Property is acquired in respect of any Mortgage Loan (and any related Serviced Companion Loan) (upon acquisition, an “REO Property”) whether through foreclosure, deed-in-lieu of foreclosure or otherwise, the special servicer will continue to be responsible for its operation and management. If any Serviced Companion Loan becomes specially serviced, then the related Mortgage Loan will also become a Specially Serviced Loan. If any Mortgage Loan becomes a Specially Serviced Loan, then the related Serviced Companion Loan will also become a Specially Serviced Loan. The master servicer will have no responsibility for the performance by the special servicer of its duties under the ISA. Any Mortgage Loan (excluding the Non-Serviced Mortgage Loan), that is or becomes a cross-collateralized Mortgage Loan and is cross-collateralized with a Specially Serviced Loan will become a Specially Serviced Loan.

If any Specially Serviced Loan, in accordance with its original terms or as modified in accordance with the ISA, becomes performing for at least three consecutive Periodic Payments (provided that no additional event of default is foreseeable in the reasonable judgment of the special servicer and no other event or circumstance exists that causes such Mortgage Loan or related Companion Loan to otherwise constitute a Specially Serviced Loan), the special servicer will be required to transfer servicing of such Specially Serviced Loan (a “Corrected Loan”) to the master servicer.

Asset Status Report

The special servicer will be required to prepare a report (an “Asset Status Report”) for each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, if applicable, any Serviced Whole Loan that becomes a Specially Serviced Loan not later than [60] days after the servicing of such Mortgage Loan is transferred to the special servicer. Each Asset Status Report will be required to be delivered in electronic form to:

•	the Directing Holder (but only prior to the occurrence of a Consultation Termination Event and, in the case of an AB Whole Loan, only prior to the occurrence of a Consultation Termination Event and during an AB Control Appraisal Period with respect to the related Subordinate Companion Loan);
•	with respect to an AB Whole Loan, to the extent the related Subordinate Companion Loan is not subject to an AB Control Appraisal Period, the Loan-Specific Directing Holder or the holder of the related Subordinate Companion Loan;
•	with respect to any related Serviced Companion Loan, to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold or to the holder of the related Serviced Companion Loan;
•	the operating advisor [(but only after the occurrence and during the continuance of a Control Termination Event][EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION

REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]);
•	the note administrator, the master servicer, the indenture trustee; and
•	the 17g-5 Information Provider, which will be required to post such report to the 17g-5 Information Provider’s website.

An Asset Status Report prepared for each Specially Serviced Loan will be required to include, among other things, the following information:

•	summary of the status of such Specially Serviced Loan and any negotiations with the related borrower;
•	a discussion of the legal and environmental considerations reasonably known to the special servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies and to the enforcement of any related guaranties or other collateral for the related Specially Serviced Loan and whether outside legal counsel has been retained;
•	the most current rent roll and income or operating statement available for the related Mortgaged Property;
•	(A) the special servicer’s recommendations on how such Specially Serviced Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the master servicer for regular servicing or foreclosed or otherwise realized upon (including any proposed sale of a Defaulted Loan or REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the special servicer in connection with the proposed or taken actions;
•	the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;
•	a description of any amendment, modification or waiver of a material term of any ground lease (or any space lease or air rights lease, if applicable) or franchise agreement;
•	the decision that the special servicer made, or intends or proposes to make, including a narrative analysis setting forth the special servicer’s rationale for its proposed decision, including its rejection of the alternatives;
•	an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action, setting forth (x) the basis on which the special servicer made such determination and (y) the net present value calculation and all related assumptions;
•	the appraised value of the related Mortgaged Property (and a copy of the last obtained appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the special servicer together with an explanation of those adjustments; and
•	such other information as the special servicer deems relevant in light of the Servicing Standard.

If no Control Termination Event has occurred and is continuing, the Directing Holder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan within 10 business days after receipt of the Asset Status Report. If the Directing Holder does not disapprove an Asset Status Report within 10 business days or if the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval by the Directing Holder (communicated to the special servicer within ten business days) is not in the best interest of all the holders, the special servicer will be required to implement the recommended action as outlined in the Asset Status Report. If the Directing Holder disapproves the Asset Status Report within the 10 business day period and the special servicer has not made the affirmative determination described above, the special servicer will be required to revise the Asset Status Report as soon as practicable thereafter, but in no event later than 30 days after the disapproval. The special servicer will be required to continue to revise the Asset Status Report until the Directing Holder fails to disapprove the revised Asset Status Report or until the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval is not in the best interests of the Noteholders; provided that, if the Directing Holder has not approved the Asset Status Report for a period of 60 business days following the first submission of an Asset Status Report, the special servicer may act upon the most recently submitted form of Asset Status Report, if consistent with the Servicing Standard.

[If a Control Termination Event [(or, with respect to the AB Whole Loan, if both a Control Termination Event has occurred and is continuing and an AB Control Appraisal Period is in effect)]] [EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the special servicer will be required to promptly deliver each Asset Status Report prepared in connection with a Specially Serviced Loan to the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Holder). The operating advisor will be required to provide comments to the special servicer in respect of the Asset Status Report, if any, within ten (10) business days following the later of (i) receipt of such Asset Status Report or (ii) such related additional information reasonably requested by the operating advisor, and propose possible alternative courses of action to the extent it determines such alternatives to be in the best interest of the Noteholders (including any Noteholders that are holders of the Control Eligible Notes), as a collective whole. The special servicer will be obligated to consider such alternative courses of action and any other feedback provided by the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Holder) in connection with the special servicer’s preparation of any Asset Status Report. The special servicer will revise the Asset Status Report as it deems necessary to take into account any input and/or comments from the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Holder), to the extent the special servicer determines that the operating advisor’s and/or Directing Holder’s input and/or recommendations are consistent with the Servicing Standard and in the best interest of the Noteholders as a collective whole (or, with respect to a Serviced Whole Loan, the best interest of the Noteholders and the holders of the related Companion Loan, as a collective whole (taking into account the pari passu or subordinate nature of such Companion Loan)).

The special servicer will not be required to take or to refrain from taking any action because of an objection or comment by the operating advisor or a recommendation of the operating advisor.

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, each of the Directing Holder and the operating advisor will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Holder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Holder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Holder.] [APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH METHODS OTHER THAN A THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Holder, and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the operating advisor, will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Holder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Holder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Holder.] [APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for an AB Whole Loan within [60] days after it becomes a Specially Serviced Loan in accordance with the terms of the ISA and any applicable provisions of the related Intercreditor Agreement and the Directing Holder will have no approval rights over any such Asset Status Report. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]

[With respect to the Non-Serviced Mortgage Loan, the Non-Serviced Directing Holder will have approval and consultation rights with respect to any asset status report prepared by the Non-Serviced Special Servicer with respect to the Non-Serviced Whole Loan under the Non-Serviced Servicing Agreement that are substantially similar to the approval and consultation rights of the Directing Holder with respect to the Mortgage Loans and the Serviced Whole Loans. See “—Servicing of the Non-Serviced Mortgage Loan”.]

Realization Upon Mortgage Loans

If a payment default or material non-monetary default on a Mortgage Loan (other than the Non-Serviced Mortgage Loan) has occurred, then, pursuant to the ISA, the special servicer, on behalf of the indenture trustee, may, in accordance with the terms and provisions of the ISA, at any time institute foreclosure proceedings, exercise any power of sale contained in the related Mortgage, obtain a deed in lieu of foreclosure, or otherwise acquire title to the related Mortgaged Property, by operation of law or otherwise. The special servicer is not permitted, however, to cause the indenture trustee to acquire title to any Mortgaged Property, have a receiver of rents appointed with respect to any Mortgaged Property or take any other action with respect to any Mortgaged Property that would cause the indenture trustee, for the benefit of the Noteholders, or any other specified person to be considered to hold title to, to be a “mortgagee-in-possession” of, or to be an “owner” or an “operator” of such Mortgaged Property within the meaning of certain federal environmental laws, unless the special servicer has determined in accordance with the Servicing Standard, based on an updated environmental assessment report prepared by a person who regularly conducts environmental audits and performed within six months prior to any such acquisition of title or other action (which report will be an expense of the issuing entity subject to the terms of the ISA) that:

(a)       such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Noteholders (and with respect to any Serviced Whole Loan, the holders of the Serviced Companion Loan), as a collective whole as if such Noteholders and, if applicable, the holders of the Serviced Companion Loan constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance with such laws, and

(b)       there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring,

containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Noteholders (and with respect to any Serviced Whole Loan, the holders of the Serviced Companion Loan), as a collective whole as if such Noteholders and, if applicable, holders of the Serviced Companion Loan constituted a single lender, to take such actions with respect to the affected Mortgaged Property.

Such requirement precludes enforcement of the security for the related Mortgage Loan until a satisfactory environmental site assessment is obtained (or until any required remedial action is taken), but will decrease the likelihood that the issuing entity will become liable for a material adverse environmental condition at the Mortgaged Property. However, we cannot assure you that the requirements of the ISA will effectively insulate the issuing entity from potential liability for a materially adverse environmental condition at any Mortgaged Property.

Under the ISA, the special servicer is required to establish and maintain one or more REO Accounts, to be held on behalf of the indenture trustee for the benefit of the Noteholders and with respect to a Serviced Whole Loan, the holder of the Serviced Companion Loan, for the retention of revenues and insurance proceeds derived from each REO Property. The special servicer is required to use the funds in the REO Account to pay for the proper operation, management, maintenance and disposition of any REO Property, but only to the extent of amounts on deposit in the REO Account relate to such REO Property. To the extent that amounts in the REO Account in respect of any REO Property are insufficient to make such payments, the master servicer is required to make a Servicing Advance, unless it determines such Servicing Advance would be nonrecoverable. Within one business day following the end of each Collection Period, the special servicer is required to deposit all amounts received in respect of each REO Property during such Collection Period, net of any amounts withdrawn to make any permitted disbursements, to the Collection Account; provided that the special servicer may retain in the REO Account permitted reserves.

Sale of Defaulted Loans and REO Properties

If the special servicer determines in accordance with the Servicing Standard that it would be in the best economic interests of the Noteholders or, in the case of a Serviced Whole Loan, Noteholders and any holder of the related Serviced Companion Loan (as a collective whole as if such Noteholders and holder of the Serviced Companion Loan constituted a single lender) to attempt to sell a Defaulted Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan as described below, the special servicer will be required to use reasonable efforts to solicit offers for each Defaulted Loan on behalf of the Noteholders and the holder of any related Serviced Companion Loan in such manner as will be reasonably likely to realize a fair price. [In the case of the Non-Serviced Mortgage Loan, under certain limited circumstances permitted under the related Intercreditor Agreement, to the extent that such Non-Serviced Mortgage Loan is not sold together with the Non-Serviced Companion Loan by the special servicer for the Non-Serviced Whole Loan, the special servicer will be entitled to sell (with the consent of the Directing Holder if no Control Termination Event has occurred and is continuing) such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Noteholders.] The special servicer is required to accept the first cash offer received from any person that constitutes a fair price for the Defaulted Loan. If multiple offers are received during the period designated by the special servicer for receipt of offers, the special servicer is required to select the highest offer. The special servicer is required to give the indenture trustee, the note administrator, the master servicer, the operating advisor and the Directing Holder 10 business days’ prior written notice of its intention to sell any such Defaulted Loan. Neither the indenture trustee nor any of its affiliates may make an offer for or purchase any Defaulted Loan. [“Defaulted Loan” means a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan (A) (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period permitted by the related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the master servicer or special servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.]

The special servicer will be required to determine whether any cash offer constitutes a fair price for any Defaulted Loan if the highest offeror is a person other than an Interested Person. In determining whether any offer from a person other than an Interested Person constitutes a fair price for any Defaulted Loan, the special servicer will be required to take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to the ISA within the prior 9 months), among other factors, the period and amount of the occupancy level and physical condition of the related Mortgaged Property and the state of the local economy.

If the offeror is an Interested Person (provided that the indenture trustee may not be a offeror), then the indenture trustee will be required to determine whether the cash offer constitutes a fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties]. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Loan, the indenture trustee will be supplied with and will be required to rely on the most recent appraisal or updated appraisal conducted in accordance with the ISA within the preceding 9-month period or, in the absence of any such appraisal, on a new appraisal. Except as provided in the following paragraph, the cost of any appraisal will be covered by, and will be reimbursable as, a Servicing Advance.

Notwithstanding anything contained in the preceding paragraph to the contrary, if the indenture trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the indenture trustee may (at its option and at the expense of the Interested Person) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years’ experience in valuing or investing in loans similar to the subject Mortgage Loan or Serviced Whole Loan, as the case may be, that has been selected with reasonable care by the indenture trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan or Serviced Whole Loan. If the indenture trustee designates such a third party to make such determination, the indenture trustee will be entitled to rely conclusively upon such third party’s determination. The reasonable costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party pursuant to this paragraph will be covered by, and will be reimbursable by the Interested Person; provided that the indenture trustee will not engage a third party expert whose fees exceed a commercially reasonable amount as determined by the indenture trustee.

The special servicer is required to use reasonable efforts to solicit offers for each REO Property on behalf of the Noteholders and the related Companion Loan Holder(s) (if applicable) and to sell each REO Property in the same manner as with respect to a Defaulted Loan.

Notwithstanding any of the foregoing paragraphs, the special servicer will not be required to accept the highest cash offer for a Defaulted Loan or REO Property if the special servicer determines (in consultation with the Directing Holder (unless a Consultation Termination Event exists) and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Noteholders and, in the case of a sale of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Noteholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender (and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Owned Subordinate Companion Loan)), and the special servicer may accept a lower offer (from any person other than itself or an affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Noteholders and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Noteholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Owned Subordinate Companion Loan)).

An “Interested Person” is the depositor, the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the note administrator, the indenture trustee, the Directing Holder, any sponsor, any borrower, any holder of a related mezzanine loan, any manager of a Mortgaged Property, any independent contractor engaged by the special servicer or any known affiliate of any of the preceding entities, and, with respect to a Whole Loan if it is a Defaulted Loan, the depositor, the master servicer, the special servicer (or any independent contractor engaged by such special servicer), or the indenture trustee for the securitization of a Companion Loan, and each related Companion Loan Holder or its representative, any holder of a related mezzanine loan, or any known affiliate of any such party described above.

With respect to each Serviced Whole Loan, pursuant to the terms of the related Intercreditor Agreement(s), if such Serviced Whole Loan becomes a Defaulted Loan, and if the special servicer determines to sell the related Mortgage Loan in accordance with the discussion in this “—Sale of Defaulted Loans and REO Properties” section, then the special servicer will be required to sell the related Pari Passu Companion Loan together with such Mortgage Loan as one whole loan. The special servicer will not be permitted to sell the related Mortgage Loan together with the related Pari Passu Companion Loan if such Serviced Whole Loan becomes a Defaulted Loan without the consent of the holder of the related Pari Passu Companion Loan, unless the special servicer complies with certain notice and delivery requirements set forth in the ISA. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

[In connection with any such sale involving an AB Whole Loan, the special servicer will also have the right, but not the obligation, to sell the related Owned Subordinate Companion Loan, provided that such sale will require the consent of the Loan-Specific Directing Holder. A related Companion Loan Holder (or its representative) or a holder of any mezzanine debt relating to a Defaulted Loan will be permitted to submit an offer at any sale of such Defaulted Loan or related REO Property or may have the option to purchase such Defaulted Loan or related REO Property, as applicable, under the related Intercreditor Agreement (and such purchase price is subject to the terms of such Intercreditor Agreement).] See “Description of the Mortgage Pool—Additional Indebtedness—Mezzanine Indebtedness” and “—The Whole Loans—The Serviced AB Whole Loan”.

In addition, with respect to the Non-Serviced Mortgage Loan, if such Mortgage Loan has become a defaulted Mortgage Loan under the related Non-Serviced Servicing Agreement, the Non-Serviced Special Servicer will generally have the right to sell such Mortgage Loan together with the related Companion Loan as notes evidencing one whole loan. [The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to such sale if the required notices and information regarding such sale are not provided to the special servicer in accordance with the related Intercreditor Agreement. The Directing Holder will be entitled to exercise such consent right so long as a Control Termination Event has not occurred and is not continuing, and if a Control Termination Event has occurred and is continuing, the special servicer will exercise such consent rights.] See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

To the extent that Liquidation Proceeds collected with respect to any Mortgage Loan are less than the sum of (1) the outstanding principal balance of the Mortgage Loan, (2) interest accrued on the Mortgage Loan and (3) the aggregate amount of outstanding reimbursable expenses (including any (i) unpaid servicing compensation, (ii) unreimbursed Servicing Advances, (iii) accrued and unpaid interest on all Advances and (iv) additional expenses of the issuing entity) incurred with respect to the Mortgage Loan, the issuing entity will realize a loss in the amount of the shortfall. The indenture trustee, the master servicer and/or the special servicer will be entitled to reimbursement out of the Liquidation Proceeds recovered on any Mortgage Loan, prior to the payment of those Liquidation Proceeds to Noteholders, of any and all amounts that represent unpaid servicing compensation in respect of the related Mortgage Loan, certain unreimbursed expenses incurred with respect to the Mortgage Loan and any unreimbursed Advances (including interest on Advances) made with respect to the Mortgage Loan. In addition, amounts otherwise distributable on the notes will be further reduced by interest payable to the master servicer, the special servicer or indenture trustee on these Advances.

Transfers to Permitted Subsidiaries

Notwithstanding any other provision of the Indenture and Servicing Agreement, the Issuing Entity will be permitted to sell or otherwise transfer (including as a contribution), to one or more wholly-owned, single-purpose entities established exclusively for the purpose of taking title to any mortgage, real estate or any Sensitive Asset in connection, in each case, with the exercise of remedies or otherwise (such entities, “Permitted Subsidiaries”), at any time any Sensitive Asset. The custodian will be required to, upon receipt of an issuer order certifying that the sale of a Sensitive Asset is being made in accordance with satisfaction of all requirements of the Indenture, release such Sensitive Asset and deliver such Sensitive Asset as specified in such issuer order.

The Directing Holder

General

Subject to the rights of the holder of the related Companion Loan and the Loan-Specific Directing Holder under the related Intercreditor Agreement as described under “—Rights of Holders of Companion Loans and Loan-Specific Directing Holder” below, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Holder will be entitled to advise (1) the special servicer, with respect to all Specially Serviced Loans or (2) the special servicer, with respect to non-Specially Serviced Loans, as to all matters for which the master servicer must obtain the consent or deemed consent of the special servicer (e.g., the Major Decisions) and will have the right to replace the special servicer with or without cause and have certain other rights under the ISA, each as described below. Upon the occurrence and continuance of a Control Termination Event, the Directing Holder will have certain consultation rights only, and upon the occurrence of a Consultation Termination Event, the Directing Holders will not have any consent or consultation rights, as further described below.

The “Directing Holder” will be [the Subordinate Controlling Class Noteholder (or its representative) selected by more than [__]% of the Subordinate Controlling Class Noteholders, by Principal Balance, as determined by the note registrar from time to time[; provided, however, that

(1)       absent that selection, or

(2)       until a Directing Holder is so selected, or

(3)       upon receipt of a notice from a majority of the Subordinate Controlling Class Noteholders, by Principal Balance, that a Directing Holder is no longer designated, the Subordinate Controlling Class Noteholder that owns the largest aggregate Principal Balance of the Subordinate Controlling Class (or its representative) will be the Directing Holder;

provided, however, that (i) in the case of this clause (3), in the event no one holder owns the largest aggregate Principal Balance of the Subordinate Controlling Class, then there will be no Directing Holder until appointed in accordance with the terms of the ISA, and (ii) the note administrator and the other parties to the ISA will be entitled to assume that the identity of the Directing Holder has not changed until such parties receive written notice of a replacement of the Directing Holder from a party holding the requisite interest in the Subordinate Controlling Class, or the resignation of the then-current Directing Holder.][DEFINITION OF DIRECTING HOLDER MAY BE MODIFIED.]

The initial Directing Holder is expected to be [NAME OF DIRECTING HOLDER].

A “Subordinate Controlling Class Noteholder” is each holder (or Note Owner, if applicable) of a note of the Subordinate Controlling Class as determined by the note registrar from time to time, upon request by any party to the ISA.

The “Subordinate Controlling Class” will be, as of any time of determination, the most subordinate class of Control Eligible Notes then-outstanding that has an aggregate Principal Balance (as notionally reduced by any Appraisal Reduction Amounts and Notional Losses allocable to such class) at least equal to 25% of the initial Principal Balance of that class. The Subordinate Controlling Class as of the Closing Date will be [THE MOST SUBORDINATE CLASS AMONG CONTROL ELIGIBLE NOTES].

The “Control Eligible Notes” will be any of the [SPECIFY SUBORDINATE CLASSES].

The master servicer, the special servicer, the operating advisor, the note administrator, the indenture trustee or any noteholder may request that the note registrar determine which class of notes is the then-current Subordinate Controlling Class and the note registrar must thereafter provide such information to the requesting party. The depositor, the indenture trustee, the master servicer, the special servicer, the operating advisor and, for so long as no Consultation Termination Event has occurred, the Directing Holder, may request that the note administrator provide, and the note administrator must so provide, a list of the holders (or Note Owners, if applicable) of the Subordinate Controlling Class. The indenture trustee, the note administrator, the master servicer, the special servicer and the operating advisor may each rely on any such list so provided.

In the event that no Directing Holder has been appointed or identified to the master servicer or the special servicer, as applicable, and the master servicer or special servicer, as applicable, has attempted to obtain such information from the note administrator and no such entity has been identified to the master servicer or the special servicer, as applicable, then until such time as the new Directing Holder is identified, the master servicer or the special servicer, as applicable, shall have no duty to consult with, provide notice to, or seek the approval or consent of any such Directing Holder as the case may be.

[THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CLASS NOTES] noteholders that are the Subordinate Controlling Class Noteholders may waive its rights as the Subordinate Controlling Class Noteholders as described in “—Control Termination Event and Consultation Termination Event” below.

Major Decisions

Except as otherwise described under “—Control Termination Event and Consultation Termination Event” and “—Servicing Override” below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan-Specific Directing Holder) under the related Intercreditor Agreement as described under “—Rights of Holders of Companion Loans and Loan-Specific Directing Holder” below, (a) the master servicer will not be permitted to take any of the following actions unless it has obtained the consent of the special servicer and (b) prior to the occurrence and continuance of a Control Termination Event, the special servicer will not be permitted to take any of the following actions and the special servicer will not be permitted to consent to the master servicer’s taking any of the following actions, as to which the Directing Holder has objected in writing within ten business days (or [thirty (30)] days with respect to clause (x) below) after receipt of the written analysis (provided that if such written objection has not been received by the special servicer within such ten-business-day (or [30]-day) period, the Directing Holder will be deemed to have approved such action).

Each of the following, a “Major Decision”:

(i)       any proposed or actual foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of properties securing such of the Mortgage Loans [(other than the Non-Serviced Mortgage Loan)] or Serviced Whole Loans as come into and continue in default;

(ii)       any modification, consent to a modification or waiver of any monetary term (other than late fees and default interest) or material non-monetary term (including, without limitation, the timing of payments and acceptance of discounted payoffs) of a Mortgage Loan [(other than the Non-Serviced Mortgage Loan)] or Serviced Whole Loan or any extension of the maturity date of such Mortgage Loan;

(iii)       any sale of a Defaulted Loan [(that is not the Non-Serviced Mortgage Loan)] or REO Property (other than in connection with the redemption of all of the notes as described under “Description of the Notes—Redemption of Notes”) [or a Defaulted Loan that is the Non-Serviced

Mortgage Loan that the special servicer is permitted to sell in accordance with the ISA], in each case for less than the applicable Purchase Price;

(iv)       any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address hazardous material located at an REO Property;

(v)       requests for property releases or substitutions, other than (i) grants of easements or rights of way that do not materially affect the use or value of a Mortgaged Property or the borrower’s ability to make any payments with respect to a Mortgage Loan [(other than the Non-Serviced Mortgage Loan)] or any Serviced Whole Loan, (ii) release of non-material parcels of a Mortgaged Property (including, without limitation, any such releases (A) to which the related Mortgage Loan documents expressly require the mortgagee thereunder to make such releases upon the satisfaction of certain conditions (and the conditions to the release that are set forth in the related Mortgage Loan documents do not include the approval of the lender or the exercise of lender discretion (other than confirming the satisfaction of the other conditions to the release set forth in the related Mortgage Loan documents that do not include any other approval or exercise)) and such release is made as required by the related Mortgage Loan documents or (B) that are related to any condemnation action that is pending, or threatened in writing, and would affect a non-material portion of the Mortgaged Property), or (iii) the release of collateral securing any Mortgage Loan in connection with a defeasance of such collateral;

(vi)       any waiver of a “due-on-sale” or “due-on-encumbrance” clause with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan or any consent to such a waiver or consent to a transfer of the Mortgaged Property or interests in the borrower or consent to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement;

(vii)       any property management company changes (with respect to a Mortgage Loan with a principal balance greater than $[2,500,000]) or franchise changes (with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan for which the lender is required to consent or approve under the Mortgage Loan documents);

(viii)       releases of any material amounts from any escrows, reserve accounts or letters of credit held as performance escrows or reserves, other than those required pursuant to the specific terms of the related Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan and for which there is no lender discretion;

(ix)       any acceptance of an assumption agreement or any other agreement permitting a transfer of interests in a borrower or guarantor releasing a borrower or guarantor from liability under a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan other than pursuant to the specific terms of such Mortgage Loan or Serviced Whole Loan and for which there is no lender discretion;

(x)       any determination of an Acceptable Insurance Default;

(xi)       [any exercise of a material remedy with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan following a default or event of default of such Mortgage Loan or Serviced Whole Loan];

(xii)       any modification, consent to a modification or waiver of any material term of any intercreditor or similar agreement related to a Mortgage Loan, or any action to enforce rights with respect to the Mortgage Loan; and

(xiii)       any consent to incurrence of additional debt by a borrower or mezzanine debt by a direct or indirect parent of a borrower, to the extent the mortgagee’s approval is required under the related Mortgage Loan documents; [LIST OF MAJOR DECISION MAY BE MODIFIED].

Asset Status Report

So long as a Control Termination Event has not occurred and is not continuing, the Directing Holder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan. If a Consultation Termination Event has occurred, the Directing Holder will have no right to consult with the special servicer with respect to the Asset Status Reports. See “—Asset Status Report” above.

Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for the related AB Whole Loan within 60 days after it becomes a Specially Serviced Loan in accordance with the terms of the ISA and any applicable provisions of the related intercreditor agreement and the Directing Holder will have no approval rights over any such Asset Status Report.

Replacement of Special Servicer

So long as a Control Termination Event has not occurred and is not continuing, the Directing Holder will have the right to replace the special servicer with or without cause as described under “—Replacement of Special Servicer Without Cause” and “—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events” below.

Control Termination Event and Consultation Termination Event

If a Control Termination Event has occurred and is continuing, but for so long as no Consultation Termination Event has occurred, the special servicer will not be required to obtain the consent of the Directing Holder with respect to any of the Major Decisions or Asset Status Reports, but will be required to consult with the Directing Holder in connection with any Major Decision or Asset Status Report (or any other matter for which the consent of the Directing Holder would have been required or for which the Directing Holder would have the right to direct the master servicer or the special servicer if no Control Termination Event had occurred and was continuing) and to consider alternative actions recommended by the Directing Holder in respect of such Major Decision or Asset Status Report (or such other matter). Such consultation will not be binding on the special servicer. In the event the special servicer receives no response from the Directing Holder within 10 business days following its written request for input on any required consultation, the special servicer will not be obligated to consult with the Directing Holder on the specific matter; provided, however, that the failure of the Directing Holder to respond will not relieve the special servicer from consulting with the Directing Holder on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.

In addition, if a [Control Termination Event—INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH METHODS OTHER THAN A THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] [Operating Advisor Consultation Event—INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, the special servicer will also be required to consult with the operating advisor in connection with any Major Decision (and such other matters that are subject to consultation rights of the operating advisor pursuant to the ISA) and to consider alternative actions recommended by the operating advisor in respect of such Major Decision; provided that such consultation is on a non-binding basis. In the event the special servicer receives no response from the operating advisor within 10 business days following the later of (i) its written request for input on any required consultation and (ii)  delivery of all such additional information reasonably requested by the operating advisor related to the subject matter of such consultation, the special servicer will not be obligated to consult with the operating advisor on the specific matter; provided, however, that the failure of the operating advisor to respond will not relieve the special servicer from consulting with the operating advisor on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.

If a Consultation Termination Event has occurred, no class of notes will act as the Subordinate Controlling Class, and the Directing Holder will have no consultation or consent rights under the ISA and will have no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Noteholders) or any other rights as Directing Holder under the ISA. The special servicer will nonetheless be required to consult with only the operating advisor in connection with Major Decisions, asset status reports and other material special servicing actions to the extent set forth in the ISA, and no Subordinate Controlling Class Noteholder will be recognized or have any right to approve or be consulted with respect to asset status reports or material special servicer actions.

On each Payment Date, immediately following the payments to be made to the Noteholders on that date, the note administrator is required to calculate the amount, if any, by which (i) the aggregate Stated Principal Balance (for purposes of this calculation only, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the master servicer, the special servicer or the indenture trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Loans (but in each case, excluding any Companion Loan or Subordinate Companion Loan) expected to be outstanding immediately following that Payment Date is less than (ii) the then aggregate Principal Balance of the notes after giving effect to payments of principal on that Payment Date (any such deficit, a “Notional Loss”). For purposes of determining the Non-Reduced Notes, the Subordinate Controlling Class and whether a Control Termination Event or Consultation Termination Event is continuing, the note administrator will be required to allocate any Notional Losses among the respective classes of notes in reverse sequential order to notionally reduce their Principal Balances, until the Principal Balance of each such class is notionally reduced to zero (i.e., first, to Class [__] notes, second, to the Class [__] notes, third, to the Class [__] notes, and finally, pro rata based on their respective interest entitlements, to the Senior Notes).

In general, Notional Losses could result from the occurrence of: (1) losses and other shortfalls on or in respect of the Mortgage Loans, including as a result of defaults and delinquencies on the related Mortgage Loans, Nonrecoverable Advances made in respect of the Mortgage Loans, the payment to the special servicer of any compensation as described in “Indenture and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, and the payment of interest on Advances and certain servicing expenses; and (2) certain unanticipated, non-Mortgage Loan specific expenses of the issuing entity, including certain reimbursements to the note administrator or indenture trustee as described under “Transaction Parties—The Indenture Trustee” or “—The Note Administrator”, and certain federal, state and local taxes, and certain tax-related expenses, payable out of the issuing entity, as described under “Material Federal Income Tax Considerations”.

A “Control Termination Event” will occur when (i) the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE NOTES] notes have a Principal Balance (taking into account the application of any Appraisal Reduction Amounts and Notional Losses to notionally reduce the Principal Balance of such class) of less than 25% of the initial Principal Balance of that class or (ii) a holder of the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE NOTES] notes is the majority Subordinate Controlling Class Noteholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Subordinate Controlling Class Noteholder and such rights have not been reinstated to a successor subordinate controlling class noteholder as described below.

A “Consultation Termination Event” will occur when (i) there is no class of Control Eligible Notes that has a then-outstanding Principal Balance (taking into account the application of any Notional Losses to notionally reduce the Principal Balance of such class, but without regard to the application of any Appraisal Reduction Amounts) at least equal to 25% of the initial Principal Balance of that class; or (ii) a holder of the [THE MOST SENIOR CLASS AMONG

THE CONTROL ELIGIBLE NOTES] is the majority Subordinate Controlling Class Noteholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Subordinate Controlling Class Noteholder and such rights have not been reinstated to a successor subordinate controlling class noteholder pursuant to the terms of the ISA; provided that no Consultation Termination Event resulting solely from the operation of clause (ii) will be deemed to have existed or be in continuance with respect to a successor holder of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] that has not irrevocably waived its right to exercise any of the rights of the Subordinate Controlling Class Noteholder.

At any time that the Subordinate Controlling Class Noteholder is the holder of a majority of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] notes and the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] notes are the Subordinate Controlling Class, it may waive its right (a) to appoint the Directing Holder and (b) to exercise any of the Directing Holder’s rights set forth in the ISA by irrevocable written notice delivered to the depositor, note administrator, master servicer, special servicer and operating advisor. During such time, the special servicer will be required to consult with only the operating advisor in connection with asset status reports and material special servicing actions to the extent set forth in the ISA, and no Subordinate Controlling Class Noteholder will be recognized or have any right to replace the special servicer or approve or be consulted with respect to asset status reports or material special servicer actions. Any such waiver will remain effective until such time as the Subordinate Controlling Class Noteholder sells or transfers all or a portion of its interest in the notes to an unaffiliated third party if such unaffiliated third party then holds the majority of the Subordinate Controlling Class after giving effect to such transfer. Following any such sale or transfer of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES], the successor Class [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] Noteholder that is the Subordinate Controlling Class Noteholder will be reinstated as, and will again have the rights of, the Subordinate Controlling Class Noteholder without regard to any prior waiver by the predecessor noteholder that was the Subordinate Controlling Class Noteholder. The successor [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] noteholder that is the Subordinate Controlling Class Noteholder will also have the right to irrevocably waive its right to appoint the Directing Holder and to exercise any of the rights of the Subordinate Controlling Class Noteholder. In the event of any transfer of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] by a Subordinate Controlling Class Noteholder that had irrevocably waived its rights as described in this paragraph, the successor Subordinate Controlling Class Noteholder that purchased such [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES], even if it does not waive its rights as described in the preceding sentence, will not have any consent rights with respect to any Mortgage Loan that became a Specially Serviced Loan prior to such successor Subordinate Controlling Class Noteholder’s purchase of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE NOTES] and had not become a Corrected Loan prior to such purchase until such Mortgage Loan becomes a Corrected Loan.]

For a description of certain restrictions on any modification, waiver or amendment to the Mortgage Loan documents, see “—Modifications, Waivers and Amendments” above.

Servicing Override

In the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any Major Decision (or any other matter requiring consent of the Directing Holder prior to the occurrence and continuance of a Control Termination Event in the ISA (or any matter requiring consultation with the Directing Holder or the operating advisor)) is necessary to protect the interests of the Noteholders (and, with respect to a Serviced Whole Loan, the interest of the Noteholders and the holders of the related Serviced Companion Loan), as a collective whole (taking into account the subordinate or pari passu nature of any Companion Loans), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Directing Holder’s response (or without waiting to consult with the Directing Holder or the operating advisor, as the case may be); provided that the special servicer or master servicer, as applicable provides the Directing Holder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.

[Similarly, in the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any AB Major Decision (or any other matter requiring consent of the Loan-Specific Directing Holder prior to the occurrence and continuance of a AB Control Appraisal Period (or any matter requiring consultation with the Loan-Specific Directing Holder) is necessary to protect the interests of the Noteholders, as a collective whole (taking into account the subordinate nature of the related Subordinate Companion Loan), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Loan-Specific Directing Holder’s response [(or without waiting to consult with the Loan-Specific Directing Holder)]; provided that the special servicer or master servicer, as applicable provides the Loan-Specific Directing Holder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.]

In addition, neither the master servicer nor the special servicer (i) will be required to take or refrain from taking any action pursuant to instructions or objections from the Directing Holder or the Loan-Specific Directing Holder or (ii) may follow any advice or consultation provided by the Directing Holder or the holder of a Serviced Pari Passu Companion Loan (or its representative) that would (1) cause it to violate any applicable law, the related Mortgage Loan documents, any related Intercreditor Agreement or the ISA, including the Servicing Standard, (2) expose the master servicer, the special servicer, the note administrator, the operating advisor, the asset representations reviewer, the issuing entity or the indenture trustee to liability, (3) materially expand the scope of responsibilities of the master servicer or the special servicer, as applicable, under the ISA or (4) cause the master servicer or the special servicer, as applicable, to act, or fail to act, in a manner which in the reasonable judgment of the master servicer or the special servicer, as applicable, is not in the best interests of the Noteholders (and, with respect to a Serviced Whole Loan, subject to the rights of the holders of the related Companion Loan, as described under “Description of the Mortgage Pool—The Whole Loans”).

Rights of Holders of Companion Loans and Loan-Specific Directing Holder

With respect to the Non-Serviced Whole Loan, the Directing Holder will not be entitled to exercise the rights described above, but such rights, or rights substantially similar to those rights, will be exercisable by [the Non-Serviced Directing Holder]. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, has consultation rights with respect to certain major decisions relating to the Non-Serviced Whole Loan, and so long as a Control Termination Event has not occurred and is not continuing, the Directing Holder will be entitled to exercise such consultation rights of the issuing entity pursuant to the terms of the related Intercreditor Agreement. [In addition, so long as a Control Termination Event has not occurred and is not continuing, the Directing Holder may have [certain consent rights] in connection with a sale of the Non-Serviced Whole Loan that has become a Defaulted Loan under certain circumstances described under “—Sale of Defaulted Loans and REO Properties”.] See also “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Indenture and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

With respect to a Serviced Pari Passu Mortgage Loan that is subject to a Pari Passu Companion Loan, the holder of the Pari Passu Companion Loan has consultation rights with respect to certain major decisions. See “See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan”.

With respect to an AB Whole Loan, prior to the occurrence of an AB Control Appraisal Period with respect to the related Subordinate Companion Loan, the Directing Holder will not be entitled to exercise the above described rights, and those rights will be held by the Subordinate Companion Loan holder (or Loan-Specific Directing Holder in the case of the Owned Subordinate Companion Loan) in accordance with the ISA and the related Intercreditor Agreement. Prior to the occurrence and continuance of an AB Control Appraisal Period, the consent of the Subordinate Companion Loan holder (or Loan-Specific Directing Holder in the case of the Owned Subordinate Companion Loan) is required to be obtained by the special servicer for any AB Major Decision (rather than any Major Decision). However, during an AB Control Appraisal Period with respect to an AB Whole Loan, the Directing Holder will have the same rights (including the rights described above) with respect to an AB Whole Loan as it does for the other Mortgage Loans in the issuing entity. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

Limitation on Liability of Directing Holder

The Directing Holder will not be liable to the issuing entity or the Noteholders for any action taken, or for refraining from the taking of any action, or for errors in judgment. However, the Directing Holder will not be protected against any liability to the Subordinate Controlling Class Noteholders that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations or duties owed to the Subordinate Controlling Class Noteholders.

Each Noteholder will acknowledge and agree, by its acceptance of its notes, that the Directing Holder:

(a)       may have special relationships and interests that conflict with those of holders of one or more classes of notes;

(b)       may act solely in the interests of the holders of the Subordinate Controlling Class;

(c)       does not have any liability or duties to the holders of any class of notes other than the Subordinate Controlling Class;

(d)       may take actions that favor the interests of the holders of the Subordinate Controlling Class over the interests of the holders of one or more other classes of notes; and

(e)       will have no liability whatsoever (other than to a Subordinate Controlling Class Noteholder) for having so acted as set forth in (a) – (d) above, and no Noteholder may take any action whatsoever against the Directing Holder or any director, officer, employee, agent or principal of the Directing Holder for having so acted.

The taking of, or refraining from taking, any action by the master servicer or the special servicer in accordance with the direction of or approval of the Directing Holder, which does not violate the terms of any Mortgage Loan, any law or the accepted servicing practices or the provisions of the ISA or the related Intercreditor Agreement, will not result in any liability on the part of the master servicer or the special servicer.

Each noteholder will acknowledge and agree, by its acceptance of its notes, that the Loan-Specific Directing Holder and the holders of the Non-Serviced Companion Loan or their respective designees (e.g. the Non-Serviced Directing Holder under the Non-Serviced Servicing Agreement) will have limitations on liability with respect to actions taken in connection with the related Mortgage Loan similar to the limitations of the Directing Holder described above pursuant to the terms of the related Intercreditor Agreement and the Non-Serviced Servicing Agreement. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

The Operating Advisor

General

The operating advisor will act solely as a contracting party to the extent, and in accordance with the standard of care, set forth in the ISA, and will have no fiduciary duty to any party. The operating advisor’s duties will be limited to its specific duties under the ISA, and the operating advisor will have no duty or liability to any particular class of notes or any Noteholder. The operating advisor is not the special servicer or a sub-servicer and will not be charged with changing the outcome on any particular Specially Serviced Loan. By purchasing a note, potential investors acknowledge and agree that there could be multiple strategies to resolve any Specially Serviced Loan and that the goal of the operating advisor’s participation is to provide additional input relating to the special servicer’s compliance with the Servicing Standard in making its determinations as to which strategy to execute.

Potential investors should note that the operating advisor is not an “advisor” for any purpose other than as specifically set forth in the ISA and is not an advisor to any person, including without limitation any Noteholder. For the avoidance of doubt, the operating advisor is not an “investment adviser” within the meaning of the Investment Advisers Act of 1940, as amended. See “Risk Factors—Other Risks Relating to the Notes—Your Lack of Control Over the Issuing Entity Can Adversely Impact Your Investment”.

Notwithstanding the foregoing, the operating advisor will generally have no obligations or consultation rights under the ISA for this transaction with respect to the Non-Serviced Whole Loan (each of which will be serviced pursuant to the Non-Serviced Servicing Agreement) or any related REO Properties. However, [NAME OF OPERATING ADVISOR] is also the operating advisor under the [NAME OF NON-SERVICED SERVICING AGREEMENT] and, in that capacity, will have certain obligations and consultation rights with respect to the Non-Serviced Special Servicer pursuant to the [NAME OF NON-SERVICED SERVICING AGREEMENT], that are substantially similar to those of the operating advisor under the ISA. See “—Servicing of the Non-Serviced Mortgage Loan” below.

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[Duties of Operating Advisor While No Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, unless a Control Termination Event has occurred and is continuing, the operating advisor’s obligations will be limited to the following, and generally will not involve an assessment of specific actions of the special servicer:

(a)       promptly reviewing information available to Privileged Persons on the note administrator’s website that is relevant to the operating advisor’s obligations under the ISA;

(b)       promptly reviewing each Final Asset Status Report; and

(c)       reviewing any Appraisal Reduction Amount and net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan (after they have been finalized); however the operating advisor may not opine on, or otherwise call into question, such Appraisal Reduction Amount calculations and/or net present value calculations (except that if the operating advisor discovers a mathematical error contained in such calculations, then the operating advisor will be required to notify the special servicer and the Directing Holder of such error).

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the ISA and will have no obligations with respect to the Non-Serviced Mortgage Loan.

The operating advisor’s review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor’s duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.

A “Final Asset Status Report”, with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Holder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Holder with respect to such Specially Serviced Loan; provided that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Holder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the ISA.]

Duties of Operating Advisor While a Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while a Control Termination Event has occurred and is continuing [(or, with respect to an AB Whole Loan, after the occurrence and during the continuance of both a Control Termination Event and an AB Control Appraisal Period)], the operating advisor’s obligations will consist of the following:

(a)       the operating advisor will be required to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under “—Asset Status Report”;

(b)       the operating advisor will be required to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under “—The Directing Holder—Major Decisions”;

(c)       the operating advisor will be required to prepare an annual report (if any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) in the form attached to this prospectus as Annex C, to be provided to the indenture trustee, the master servicer, the Rating Agencies, the note administrator (and made available through the note administrator’s website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) in accordance with the Operating Advisor Standard, as described below under “—Annual Report”; and

(d)       the operating advisor will be required to promptly recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer.

In connection with the performance of the duties described in clause (d) above:

(i)       after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(ii)       if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(iii)       if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the note administrator and the note administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

[The “Operating Advisor Standard” means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Noteholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Noteholders and Companion Loan Holders constituted a single lender), and not to holders of any particular class of note (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, any sponsor, the mortgage loan seller, the depositor, the master servicer, the special servicer, the asset representations reviewer, the Directing Holder, or any of their affiliates.]

Annual Report.

After the occurrence and during the continuance of a Control Termination Event, based on the operating advisor’s review of any Assessment of Compliance report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Holder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report in the form attached to this prospectus as Annex C to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) and the note administrator for the benefit of the Noteholders (and made available through the note administrator’s website) within 120 days of the end of the prior calendar year for which a Control Termination Event was continuing as of December 31 and setting forth its assessment of the special servicer’s performance of its duties under the ISA during the prior calendar year on a “platform-level basis” with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the ISA; provided, however, that in the event the special servicer is replaced, the operating advisor’s annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor’s annual report, the term “platform-level basis” refers to the special servicer’s performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer’s specific duties under the ISA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Holder and the special servicer that would be Privileged Information) pursuant to the ISA.

[Notwithstanding the foregoing, with respect to an AB Whole Loan, no annual report prepared by the operating advisor will be permitted to include an analysis of the special servicer’s performance in respect of an AB Whole Loan until after the occurrence and continuance of a related AB Control Appraisal Period under the related Intercreditor Agreement.]

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the note administrator and the 17g-5 Information Provider; provided that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer’s obligations under the ISA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the ISA (other than with respect to any REO Property related to the Non-Serviced Mortgage Loan) based on the limited review required in the ISA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the ISA regarding Privileged Information.

Recommendation of the Replacement of the Special Servicer

After the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the ISA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor may recommend the replacement of the special servicer in the manner described in “—Replacement of Special Servicer Without Cause”.

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[Duties of Operating Advisor In General]

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, the operating advisor’s obligations will generally consist of the following:

(a)       reviewing the actions of the special servicer;

(b)       reviewing all reports made available to Privileged Persons on the note administrator’s website and each Final Asset Status Report;

(c)       promptly recalculating and verifying the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer; and

(d)       preparing an annual report (if any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) in the form attached to this prospectus as Annex C to be provided to the indenture trustee, the master servicer, the Rating Agencies, the note administrator (and made available through the note administrator’s website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) in accordance with the Operating Advisor Standard, as described below under “—Annual Report” below.

In connection with the performance of the duties described in clause (c) above:

(i)       after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(ii)       if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(iii)       if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the note administrator and the note administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the ISA and will have no obligations with respect to the Non-Serviced Mortgage Loan.

[The operating advisor’s review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor’s duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.]

A “Final Asset Status Report”, with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Holder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Holder with respect to such Specially Serviced Loan; provided that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Holder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the ISA.]

[The “Operating Advisor Standard” means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Noteholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Noteholders and Companion Loan Holders constituted a single lender), and not to holders of any particular class of notes (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, any sponsor, the mortgage loan seller, the depositor, the master servicer, the special servicer, the asset representations reviewer, the Directing Holder, or any of their affiliates.]

Annual Report.

Based on the operating advisor’s review of any Assessment of Compliance report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Holder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer or made available to the operating advisor on the note administrator’s website, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report in the form attached to this prospectus as Annex C to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) and the note administrator for the benefit of the Noteholders (and made available through the note administrator’s website) within 120 days of the end of the prior calendar year and setting forth its assessment of the special servicer’s performance of its duties under the ISA during the prior calendar year [on a “platform-level basis”] with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the ISA; provided, however, that in the event the special servicer is replaced, the operating advisor’s annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor’s annual report, the term “platform-level basis” refers to the special servicer’s performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer’s specific duties under the ISA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Holder and the special servicer that would be Privileged Information) pursuant to the ISA.

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the note administrator and the 17g-5 Information Provider; provided that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer’s obligations under the ISA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the ISA (other than with respect to any REO Property related to the Non-Serviced Mortgage Loan) based on the limited review required in the ISA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the ISA regarding Privileged Information.

Additional Duties of Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while an Operating Advisor Consultation Event has occurred and is continuing, in addition to the duties described above, the operating advisor will be required to perform the following duties:

•	to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under “—Asset Status Report”; and
•	to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under “—The Directing Holder—Major Decisions”.

An “Operating Advisor Consultation Event” will occur when the Principal Balances of the [HORIZONTAL RESIDUAL INTEREST CLASSES ] in the aggregate (taking into account the application of any Appraisal Reduction Amounts and Notional Losses to notionally reduce the Principal Balances of such classes) is less than 25% of the initial Principal Balances of such classes in the aggregate.

Recommendation of the Replacement of the Special Servicer

If the operating advisor determines, in its sole discretion exercised in good faith, that (1) special servicer is not performing its duties as required under the ISA or is otherwise not acting in accordance with the Servicing Standard, and (2) the replacement of the special servicer would be in the best interest of the Noteholders as a collective whole, then the operating advisor may recommend the replacement of the special servicer and deliver a report supporting such recommendation in the manner described in “—Replacement of Special Servicer Without Cause”.

[EXCEPT AS OTHERWISE INDICATED BELOW, THE FOLLOWING SECTIONS ARE APPLICABLE TO ALL OFFERINGS]

Eligibility of Operating Advisor

The operating advisor will be required to be an Eligible Operating Advisor at all times during the term of the ISA. “Eligible Operating Advisor” means an institution:

(i)       that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [NAMES OF RATING AGENCIES] (including, in the case of the operating advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of notes for such transaction citing servicing concerns with the special servicer or operating advisor as the sole or a material factor in such rating action;

(ii)       that can and will make the representations and warranties of the operating advisor set forth in the ISA;

(iii)       that is (and is not affiliated with) not the depositor, the indenture trustee, the note administrator, the master servicer, the special servicer, a mortgage loan seller, the Directing

Holder, or a depositor, a indenture trustee, a note administrator, a master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates;

(iv)       that has not been paid by any special servicer or successor special servicer any fees, compensation or other remuneration (x) in respect of its obligations under the ISA or (y) for the appointment or recommendation for replacement of a successor special servicer to become the special servicer[; and

(v)       that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any notes, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the ISA relates, other than in fees from its role as operating advisor and except as set forth in the ISA.] [APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

Other Obligations of Operating Advisor

At all times, subject to the Privileged Information Exception, the operating advisor will be obligated to keep confidential any Privileged Information received from the special servicer or Directing Holder in connection with the Directing Holder’s exercise of any rights under the ISA (including, without limitation, in connection with any Asset Status Report) or otherwise in connection with the transaction, except under the circumstances described below. As used in this prospectus, “Privileged Information” means (i) any correspondence between the Directing Holder and the special servicer related to any Specially Serviced Loan or the exercise of the Directing Holder’s consent or consultation rights under the ISA, (ii) any strategically sensitive information that the special servicer has reasonably determined could compromise the issuing entity’s position in any ongoing or future negotiations with the related borrower or other interested party and (iii) information subject to attorney-client privilege.

The operating advisor is required to keep all Privileged Information confidential and may not disclose such Privileged Information to any person (including Noteholders other than the Directing Holder), other than (1) to the extent expressly required by the ISA, to the other parties to the ISA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the ISA that receives Privileged Information from the operating advisor with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the special servicer and, unless a Consultation Termination Event has occurred, the Directing Holder (with respect to any Mortgage Loan other than the Non-Serviced Whole Loan) other than pursuant to a Privileged Information Exception.

“Privileged Information Exception” means, with respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the “Restricted Party” ), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the note administrator and the indenture trustee, as evidenced by an opinion of counsel (which will be an additional expense of the issuing entity) delivered to each of the master servicer, the special servicer, the Directing Holder, the operating advisor, the asset representations reviewer, the note administrator and the indenture trustee), required by law, rule, regulation, order, judgment or decree to disclose such information.

Neither the operating advisor nor any of its affiliates may make any investment in any class of notes; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the operating advisor or (ii) investments by an affiliate of the operating advisor if the operating advisor and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the operating advisor under the ISA from personnel involved in such affiliate’s investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the operating advisor and its personnel from gaining access to such affiliate’s information regarding its investment activities.

Delegation of Operating Advisor’s Duties

[The operating advisor may delegate its duties to agents or subcontractors in accordance with the ISA however, the operating advisor will remain obligated and primarily liable for any actions required to be performed by it under the ISA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the operating advisor alone were performing its obligations under the ISA.]

Termination of the Operating Advisor With Cause

[The following constitute operating advisor termination events under the ISA (each, an “Operating Advisor Termination Event”), whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a)       any failure by the operating advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the ISA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the operating advisor by any party to the ISA or to the operating advisor, the note administrator and the indenture trustee by the holders of notes having greater than 25% of the aggregate Voting Rights; provided that with respect to any such failure which is not curable within such 30 day period, the operating advisor will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30 day period and has provided the indenture trustee and the note administrator with an officer’s certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(b)       any failure by the operating advisor to perform in accordance with the Operating Advisor Standard which failure continues unremedied for a period of 30 days;

(c)       any failure by the operating advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of 30 days;

(d)       a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, shall have been entered against the operating advisor, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;

(e)       the operating advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the operating advisor or of or relating to all or substantially all of its property; or

(f)       the operating advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.]

Upon receipt by the note administrator of notice of the occurrence of any Operating Advisor Termination Event, the note administrator will be required to promptly provide written notice to all Noteholders electronically by posting such notice on its internet website and by mail, unless the note administrator has received notice that such Operating Advisor Termination Event has been remedied.

Rights Upon Operating Advisor Termination Event

After the occurrence of an Operating Advisor Termination Event, the indenture trustee may, and upon the written direction of Noteholders representing at least [25]% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts and Notional Losses to notionally reduce the Principal Balance of the classes of notes), the indenture trustee will, promptly terminate the operating advisor for cause and appoint a replacement operating advisor that is an Eligible Operating Advisor; provided that no such termination will be effective until a successor operating advisor has been appointed and has assumed all of the obligations of the operating advisor under the ISA. The indenture trustee may rely on a certification by the replacement operating advisor that it is an Eligible Operating Advisor. If the note administrator is unable to find a replacement operating advisor that is an Eligible Operating Advisor within 30 days of the termination of the operating advisor, the depositor will be permitted to find a replacement.

Upon any termination of the operating advisor and appointment of a successor operating advisor, the indenture trustee will, as soon as possible, be required to give written notice of the termination and appointment to the special servicer, the master servicer, the note administrator, the depositor, the Directing Holder (but only for so long as no Consultation Termination Event has occurred), any Companion Loan noteholder, the Noteholders and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website).

Waiver of Operating Advisor Termination Event

[The holders of notes representing at least [__]% of the Voting Rights affected by any Operating Advisor Termination Event may waive such Operating Advisor Termination Event within twenty (20) days of the receipt of notice from the note administrator of the occurrence of such Operating Advisor Termination Event. Upon any such waiver of an Operating Advisor Termination Event, such Operating Advisor Termination Event shall cease to exist and shall be deemed to have been remedied. Upon any such waiver of an Operating Advisor Termination Event by Noteholders, the indenture trustee and the note administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Operating Advisor Termination Event prior to such waiver from the issuing entity.]

Termination of the Operating Advisor Without Cause

After the occurrence of a Consultation Termination Event, the operating advisor may be removed upon (i) the written direction of Noteholders evidencing not less than [25]% of the Voting Rights (taking into account the application of Appraisal Reduction Amounts and Notional Losses to notionally reduce the Principal Balances of the classes of notes) requesting a vote to replace the operating advisor with a replacement operating advisor that is an Eligible Operating Advisor selected by such Noteholders, (ii) payment by such requesting holders to the note administrator of all reasonable fees and expenses to be incurred by the note administrator in connection with administering such vote and (iii) receipt by the indenture trustee of the Rating Agency Confirmation with respect to such removal.

The note administrator will be required to promptly provide written notice to all Noteholders of such request by posting such notice on its internet website, and by mail, and conduct the solicitation of votes of all notes in such regard.

Upon the vote or written direction of holders of at least 75% of the Voting Rights (taking into account the application of Appraisal Reduction Amounts and Notional Losses to notionally reduce the Principal Balances of the classes of notes), the indenture trustee will immediately replace the operating advisor with the replacement operating advisor.

[In addition, in the event there are no classes of notes outstanding other than the Control Eligible Notes, then all of the rights and obligations of the operating advisor under the ISA will terminate without payment of any penalty or termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). If the operating advisor is terminated pursuant to the foregoing sentence, then no replacement operating advisor will be appointed.] [APPLICABLE TO OFFERINGS OTHER THAN THOSE THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

Resignation of the Operating Advisor

The operating advisor may resign upon 30 days’ prior written notice to the depositor, master servicer, special servicer, indenture trustee, note administrator, the asset representations reviewer and the Directing Holder, if the operating advisor has secured a replacement operating advisor that is an Eligible Operating Advisor and such replacement operating advisor has accepted its appointment as the replacement operating advisor. If no successor operating advisor has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning operating advisor may petition any court of competent jurisdiction for the appointment of a successor operating advisor that is an Eligible Operating Advisor. The resigning operating advisor must pay all costs and expenses associated with the transfer of its duties.

Operating Advisor Compensation

Certain fees will be payable to the operating advisor, and the operating advisor will be entitled to be reimbursed for certain expenses, as described under “Transaction Parties—The Operating Advisor”.

In the event the operating advisor resigns or is terminated for any reason it will remain entitled to any accrued and unpaid fees and reimbursement of Operating Advisor Expenses and any rights to indemnification provided under the ISA with respect to the period for which it acted as operating advisor.

The operating advisor will be entitled to reimbursement of certain expenses incurred by the operating advisor in the event that the operating advisor is terminated without cause. See “—Termination of the Operating Advisor Without Cause” above.

The Asset Representations Reviewer

Asset Review

Asset Review Trigger.

On or prior to each Payment Date, based on the CREFC® Delinquent Loan Status Report delivered by the master servicer for such Payment Date, the [note administrator] will be required to determine if an Asset Review Trigger has occurred. If an Asset Review Trigger is determined to have occurred, the note administrator will be required to promptly provide notice to all Noteholders by posting a notice of its determination on its internet website and by mailing to the Noteholders’ addresses appearing in the note register. On each Payment Date after providing such notice to Noteholders, the note administrator, based on information provided to it by the master servicer or the special servicer, will be required to determine whether (1) any additional Mortgage Loan has become a Delinquent Loan, (2) any Mortgage Loan ceases to be a Delinquent Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within two business days to the master servicer, the special servicer, the operating advisor and the asset representations reviewer. With respect to any determination of whether to commence an Asset Review, an “Asset Review Trigger” will occur when either (1) Mortgage Loans with an aggregate outstanding principal balance of [__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan) held by the issuing entity as of the end of the applicable Collection Period are Delinquent Loans or (2) at least [__][insert number that is [__]% by initial number of Mortgage Loans as of the Closing Date] Mortgage Loans are Delinquent Loans as of the end of the applicable Collection Period and the outstanding principal balance of such Delinquent Loans in the aggregate constitutes at least [__]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period. The ISA will require that the note administrator include in the Distribution Report on Form 10-D relating to the payment period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur.

We believe this Asset Review Trigger is appropriate considering the unique characteristics of pools of Mortgage Loans underlying CMBS. While we do not believe static pool information is relevant to CMBS transactions as a general matter, as a point of relative context, with respect to prior pools of commercial mortgage loans for which 3650 REIT (or its predecessors) was a sponsor and its affiliate was the depositor in a public offering of CMBS with a securitization closing date on or after [INSERT DATE NO MORE THAN TEN YEARS PRIOR TO THE CALENDAR QUARTER IN WHICH THE SECURITIZATION OCCURS], the highest percentage of loans, based on the aggregate outstanding principal balance of delinquent mortgage loans in an individual CMBS transaction, that were delinquent at least 60 days at the end of any reporting period between [INSERT DATE FIVE YEARS EARLIER THAN CALENDAR QUARTER IN WHICH THE SECURITIZATION OCCURS] and [INSERT DATE NO LATER THAN 135 DAYS PRIOR TO THE DATE OF THE FIRST USE OF THE PROSPECTUS] was approximately [__]%.

This pool of Mortgage Loans is not homogeneous or granular, and there are individual Mortgage Loans that each represent a significant percentage, by outstanding principal balance, of the Mortgage Pool. For example, the three (3) largest Mortgage Loans in the pool represent [__]% of the Initial Pool Balance. Given this mortgage pool composition and the fact that CMBS pools as a general matter include a small relative number of larger mortgage loans, we believe it would not be appropriate for the delinquency of the three (3) largest Mortgage Loans, in the case of this mortgage pool, to cause the Asset Review Trigger to be met, as that would not necessarily be indicative of the overall quality of the Mortgage Pool. As a result, the percentage based on outstanding principal balance in clause (1) of the definition of Asset Review Trigger was set to exceed the portion of the Initial Pool Balance represented by the three (3) largest Mortgage Loans in the pool. On the other hand, a significant number of Delinquent Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the Mortgage Loans than the percentage set forth in clause (1) of the definition of Asset Review Trigger, could indicate an issue with the quality of the Mortgage Pool. As a result, we believe it would be appropriate to have an alternative test as set forth in clause (2) of the definition of Asset Review Trigger, namely to have the Asset Review Trigger be met if a specified percentage of Mortgage Loans by loan count are Delinquent Loans, provided those Mortgage Loans meet a minimum principal balance threshold.

CMBS as an asset class has historically not had a large number of claims for, or repurchases based on, breaches of representations and warranties.  While the Asset Review Trigger we have selected is less than this historical peak, we feel it remains at a level that avoids a trigger based on market variability while providing an appropriate threshold to capture delinquencies that may have resulted from an underlying deficiency in one or more mortgage loan seller’s Mortgage Loans that could be the basis for claims against those mortgage loan sellers based on breaches of the representations and warranties.

“Delinquent Loan” means a Mortgage Loan that is delinquent at least sixty days in respect of its Periodic Payments or balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period.

Asset Review Vote.

If Noteholders evidencing not less than 5% of the Voting Rights deliver to the note administrator, within 90 days after the filing of the Form 10-D reporting the occurrence of an Asset Review Trigger, a written direction requesting a vote to commence an Asset Review (an “Asset Review Vote Election”), the note administrator will be required to promptly provide written notice of such direction to the Asset Representations Reviewer and to all Noteholders, and to conduct a solicitation of votes of Noteholders to authorize an Asset Review (an “Asset Review Vote”). Upon the affirmative vote to authorize an Asset Review of Noteholders evidencing at least a majority of an Asset Review Quorum within 150 days of the receipt of the Asset Review Vote Election (an “Affirmative Asset Review Vote”), the note administrator will be required to promptly provide written notice of such Affirmative Asset Review Vote to all parties to the ISA, the underwriters, the mortgage loan sellers, the Directing Holder and the Noteholders. In the event an Affirmative Asset Review Vote has not occurred within such 150-day period following the receipt of the Asset Review Vote Election, no Noteholder may request a vote or cast a vote for an Asset Review and the asset representations reviewer will not be required to review any Delinquent Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Loan after the expiration of such 150-day period, (B) an Asset Review Trigger has occurred as a result or otherwise is in effect, (C) the note administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) above and (D) an Affirmative Asset Review Vote has occurred within 150 days after the Asset Review Vote Election described in clause (C) above. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Noteholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. [Any reasonable out-of-pocket expenses incurred by the note administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account.]

An “Asset Review Quorum” means, in connection with any solicitation of votes to authorize an Asset Review as described above, the holders of notes evidencing at least 5% of the aggregate Voting Rights.

Review Materials.

Upon receipt of notice from the note administrator of an Affirmative Asset Review Vote (the “Asset Review Notice”), the custodian (with respect to clauses (i) – (v) for non-Specially Serviced Loans), the master servicer (with respect to clauses (vi) and (vii) for non-Specially Serviced Loans) and the special servicer (with respect to clauses (vi) and (vii) for Specially Serviced Loans), in each case to the extent in such party’s possession, will be required to promptly, but in no event later than [10] business days (except with respect to clause (vii)) after receipt of such notice from the note administrator, provide the following materials to the asset representations reviewer (collectively, with the Diligence Files, a copy of the prospectus, a copy of each related MLPA and a copy of the ISA posted by the note administrator to the secure data room, the “Review Materials”):

(i)       a copy of an assignment of the Mortgage in favor of the indenture trustee, with evidence of recording thereon, for each Delinquent Loan that is subject to an Asset Review;

(ii)       a copy of an assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the indenture trustee, with evidence of recording thereon, related to each Delinquent Loan that is subject to an Asset Review;

(iii)       a copy of the assignment of all unrecorded documents relating to each Delinquent Loan that is subject to an Asset Review, if not already covered pursuant to items (i) or (ii) above;

(iv)       a copy of all filed copies (bearing evidence of filing) or evidence of filing of any UCC financing statements related to each Delinquent Loan that is subject to an Asset Review;

(v)       a copy of an assignment in favor of the indenture trustee of any financing statement executed and filed in the relevant jurisdiction related to each Delinquent Loan that is subject to an Asset Review;

(vi)       a copy of any notice previously delivered to the applicable mortgage loan seller by the master servicer or the special servicer, as applicable, of any alleged defect or breach with respect to any Delinquent Loan; and

(vii)       any other related documents or agreements that are reasonably requested by the asset representations reviewer to be delivered by the master servicer or the special servicer, as applicable, in the time frames and as otherwise described below.

In the event that, as part of an Asset Review of such Mortgage Loan, the asset representations reviewer determines that the Review Materials provided to it with respect to such Mortgage Loan are missing any document or agreement that is required to be part of the Review Materials or that was entered into or delivered in connection with the origination or a modification of such Mortgage Loan and, in either case, that are necessary in connection with its completion of any such Asset Review, the asset representations reviewer will promptly, but in no event later than [__] business days after receipt of the Review Materials, notify the master servicer (with respect to non-Specially Serviced Loans) or the special servicer (with respect to Specially Serviced Loans), as applicable, of such missing documents and agreements, and request that the master servicer or the special servicer, as applicable, promptly, but in no event later than 10 business days after receipt of such notification from the asset representations reviewer, deliver to the asset representations reviewer such missing documents and agreements to the extent in its possession. In the event any missing documents or agreements are not provided by the master servicer or special servicer, as applicable, within such 10-business day period, the asset representations reviewer will request such documents or agreements from the related mortgage loan seller. The mortgage loan seller will be required to deliver such additional documents and agreements only to the extent such additional documents and agreements are in the possession of such mortgage loan seller.

The asset representations reviewer may, but is under no obligation to, consider and rely upon information furnished to it by a person that is not a party to the ISA or the related mortgage loan seller, and will do so only if such information can be independently verified (without unreasonable effort or expense to the asset representations reviewer) and is determined by the asset representations reviewer in its good faith and sole discretion to be relevant to the Asset Review (any such information, “Unsolicited Information”), as described below.

Asset Review.

Upon its receipt of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Loan, the asset representations reviewer, as an independent contractor, is required to commence a review of the compliance of each Delinquent Loan with the representations and warranties related to that Delinquent Loan (such review, the “Asset Review”). An Asset Review of each Delinquent Loan will consist of the application of a set of pre-determined review procedures (the “Tests”) for each representation and warranty made by the mortgage loan seller with respect to such Delinquent Loan. Once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger, except to the extent such Delinquent Loan is subject to any representation or warranty made after the completion of the previous Asset Review or to the extent the Asset Representations Reviewer has reason to believe, without any obligation to investigate, that the previous Asset Review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.

“Asset Review Standard” means the performance of the asset representations reviewer of its duties under the ISA in good faith subject to the express terms of the ISA. All determinations or assumptions made by the asset representations reviewer in connection with an Asset Review are required to be made in the asset representations reviewer’s good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.

No Noteholder will have the right to change the scope of the asset representations reviewer’s review, and the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information.

The asset representations reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

In the event that the asset representations reviewer determines that the Review Materials are insufficient to complete a Test and such missing information and documentation is not posted by the special servicer within [__] days upon request as described above, the asset representations reviewer will list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the absence of such documents will be deemed to be a failure of such Test. The asset representations reviewer will provide such preliminary report to the special servicer, who will promptly provide such results to the applicable mortgage loan seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the mortgage loan seller will have [__] days (the “Cure/Contest Period”) to remedy or otherwise refute the failure. Any documents provided or explanations given to support a conclusion that the representation and warranty has not failed a Test will be sent to the special servicer, and the special servicer will be required to promptly post to the secure data room any documents received from the mortgage loan seller or explanations given to support the mortgage loan seller’s claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.

The asset representations reviewer will be required to, within [___] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period (whichever is later), complete an Asset Review with respect to each Delinquent Loan and deliver (i) a report to each party to the ISA and the applicable mortgage loan seller for each Delinquent Loan setting forth the results of the application of the Tests in connection with such Asset Review (a “Asset Review Report”). The period of time by which the Asset Review Report must be completed and delivered may be extended by up to an additional [___] days, upon written notice to the parties to the ISA and the applicable mortgage loan seller, if the asset representations reviewer determines pursuant to the Asset Review Standard that such additional time is required due to the characteristics of the Mortgage Loan and/or the Mortgaged Property or Mortgaged Properties. Such Asset Review Report will be required to include (i) a summary of the asset representations reviewer’s findings and conclusions as to whether or not it has determined there is any evidence of a failure of any Test in the information and documentation reviewed by the asset representations reviewer, and (ii) a statement that the asset representations reviewer’s conclusions set forth in the Asset Review Report were not influenced by any third party. In no event will the asset representations reviewer be required to determine whether any Test failure constitutes a Material Defect, or whether the issuing entity should enforce any rights it may have against the applicable mortgage loan seller, which, in each such case, will be the responsibility of the special servicer. See “—Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” below. In addition, in the event that the asset representations reviewer does not receive any information or documentation that it requested from the special servicer prior to the date by which the asset representations reviewer is required to deliver an Asset Review Report, the asset representations reviewer will be required to prepare the Asset Review Report solely based on the information received by the asset representations reviewer with respect to the related Delinquent Loan, and the asset representations reviewer will have no responsibility to independently obtain any such information from any party to the ISA. The ISA will require that the note administrator (i) include in the payment report on Form 10–D relating to the payment period in which the Asset Review Report was received, a summary of the asset representations reviewer’s conclusions included in such Asset Review Report, and (ii) post such summary to the note administrator’s website not later than [two] business days after receipt of such Asset Review Report from the asset representations reviewer.

Eligibility of Asset Representations Reviewer

[The asset representations reviewer will be required to represent and warrant in the ISA that it is an Eligible Asset Reviewer. The asset representations reviewer is required to at all times be an Eligible Asset Reviewer. If the asset representations reviewer ceases to be an Eligible Asset Reviewer, the asset representations reviewer is required to immediately notify the master servicer, the special servicer, the indenture trustee, the operating advisor, the note administrator and the Directing Holder of such disqualification and immediately resign under the ISA as described under the “—Resignation of Asset Representations Reviewer” below].

[An “Eligible Asset Reviewer” is an institution that (i) is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [APPLICABLE RATING AGENCIES] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of notes for such transaction citing servicing or other relevant concerns with the special servicer, the operating advisor or the asset representations reviewer, as applicable, as the sole or material factor in such rating action, (ii) can and will make certain representations and warranties with respect to the asset representations reviewer set forth in the ISA, (iii) is not (and is not affiliated with) any sponsor, any mortgage loan seller, the master servicer, the special servicer, the depositor, the note administrator, the indenture trustee, the Directing Holder or any of their respective affiliates, (iv) has not performed (and is not affiliated with any party hired to perform) any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any sponsor, any mortgage loan seller, any underwriter or the Directing Holder or any of their respective affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services and (v) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any notes, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the ISA relates, other than in fees from its role as asset representations reviewer and except as set forth in the ISA.]

Other Obligations of Asset Representations Reviewer

[Subject to the Privileged Information Exception, the asset representations reviewer is required to keep confidential any Privileged Information received from any party to the ISA or any sponsor under the ISA (including, without limitation, in connection with the review of the Mortgage Loans) and not disclose such Privileged Information to any person (including Noteholders), other than (1) to the extent expressly required by the ISA in an Asset Review Report or otherwise, to the other parties to the ISA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the ISA that receives Privileged Information from the asset representations reviewer with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the special servicer other than pursuant to a Privileged Information Exception.]

Neither the asset representations reviewer nor any of its affiliates may make any investment in any class of notes; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the asset representations reviewer or (ii) investments by an affiliate of the asset representations reviewer if the asset representations reviewer and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the asset representations reviewer under the ISA from personnel involved in such affiliate’s investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the asset representations reviewer and its personnel from gaining access to such affiliate’s information regarding its investment activities.

Delegation of Asset Representations Reviewer’s Duties

The asset representations reviewer may delegate its duties to agents or subcontractors in accordance with the ISA, however, the asset representations reviewer will remain obligated and primarily liable for any Asset Review required in accordance with the provisions of the ISA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the asset representations reviewer alone were performing its obligations under the ISA.

Asset Representations Reviewer Termination Events

The following constitute asset representations reviewer termination events under the ISA (each, an “Asset Reviewer Termination Event”) whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i)       any failure by the asset representations reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the ISA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the asset representations reviewer by the indenture trustee or to the asset representations reviewer and the indenture trustee by the holders of notes evidencing at least [25]% of the Voting Rights;

(ii)       any failure by the asset representations reviewer to perform its obligations set forth in the ISA in accordance with the Asset Review Standard in any material respect, which failure continues unremedied for a period of 30 days;

(iii)       any failure by the asset representations reviewer to be an Eligible Asset Reviewer, which failure continues unremedied for a period of 30 days;

(iv)       a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the asset representations reviewer, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

(v)       the asset representations reviewer consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the asset representations reviewer or of or relating to all or substantially all of its property; or

(vi)       the asset representations reviewer admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

Upon receipt by the note administrator of notice of the occurrence of any Asset Reviewer Termination Event, the note administrator will be required to promptly provide written notice to all Noteholders electronically by posting such notice on its internet website and by mail, unless the note administrator has received notice that such Asset Reviewer Termination Event has been remedied.

Rights Upon Asset Reviewer Termination Event

If an Asset Reviewer Termination Event occurs, and in each and every such case, so long as such Asset Reviewer Termination Event has not been remedied, then either the indenture trustee (i) may or (ii) upon the written direction of Noteholders evidencing at least [25]% of the Voting Rights will be required to, terminate all of the rights and obligations of the asset representations reviewer under the ISA, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the asset representations reviewer. The asset representations reviewer is required to bear all reasonable costs and expenses of each other party to the ISA in connection with its termination for cause.

Termination of the Asset Representations Reviewer Without Cause

Upon (i) the written direction of Noteholders evidencing not less than [25]% of the Voting Rights requesting a vote to terminate and replace the asset representations reviewer with a proposed successor asset representations reviewer that is an Eligible Asset Reviewer, and (ii) payment by such holders to the note administrator of the reasonable fees and expenses to be incurred by the note administrator in connection with administering such vote, the note administrator will promptly provide notice to all Noteholders and the asset representations reviewer of such request by posting such notice on its internet website, and by mailing to all Noteholders and the asset representations reviewer. Upon the written direction of Noteholders evidencing at least [75]% of a Noteholder Quorum, the indenture trustee will terminate all of the rights and obligations of the asset representations reviewer under the ISA (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the asset representations reviewer, and the proposed successor asset representations reviewer will be appointed.

[In the event that holders of the notes entitled to at least 75% of the Voting Rights elect to remove the asset representations reviewer without cause and appoint a successor, the successor asset representations reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]

Resignation of Asset Representations Reviewer

The asset representations reviewer may at any time resign by giving written notice to the other parties to the ISA. In addition, the asset representations reviewer will at all times be, and will be required to resign if it fails to be an Eligible Asset Reviewer by giving written notice to the other parties. Upon such notice of resignation, the depositor is required to promptly appoint a successor asset representations reviewer that is an Eligible Asset Reviewer. No resignation of the asset representations reviewer will be effective until a successor asset representations reviewer that is an Eligible Asset Reviewer has been appointed and accepted the appointment. If no successor asset representations reviewer has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning asset representations reviewer may petition any court of competent jurisdiction for the appointment of a successor asset representations reviewer that is an Eligible Asset Reviewer. The resigning asset representations reviewer must pay all costs and expenses associated with the transfer of its duties.

Asset Representations Reviewer Compensation

Certain fees will be payable to the asset representations reviewer, and the asset representations reviewer will be entitled to be reimbursed for certain expenses, as described under “Indenture and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”.

Replacement of Special Servicer Without Cause

Except as limited by certain conditions described below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan-Specific Directing Holder) under the related Intercreditor Agreement, the special servicer may generally be replaced, prior to the occurrence and continuance of a Control Termination Event, at any time and without cause, by the Directing Holder so long as, among other things, the Directing Holder provides a replacement special servicer that meets the requirements of the ISA, including that the indenture trustee and the note administrator receive a Rating Agency Confirmation from each Rating Agency and that such replacement special servicer may not be the asset representations reviewer or any of its affiliates. The reasonable fees and out-of-pocket expenses of any such termination incurred by the Directing Holder without cause (including the costs of obtaining a Rating Agency Confirmation) will be paid by the holders of the Subordinate Controlling Class.

After the occurrence and during the continuance of a Control Termination Event, upon (i) the written direction of holders of notes evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts and Notional Losses to notionally reduce the Principal Balances of the classes of notes) of the notes) requesting a vote to replace the special servicer with a new special servicer, (ii) payment by such holders to the note administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the note administrator in connection with administering such vote (which fees and expenses will not be additional expenses), and (iii) delivery by such holders to the note administrator and the indenture trustee of Rating Agency Confirmation from each Rating Agency (such Rating Agency Confirmation will be obtained at the expense of those holders of notes requesting such vote), the note administrator will be required to post notice of the same on the note administrator’s website and concurrently by mail and conduct the solicitation of votes of all notes in such regard, which such vote must occur within 180 days of the posting of such notice. Upon the written direction of (a) holders of notes evidencing at least 75% of a Noteholder Quorum or (b) holders of Non-Reduced Notes evidencing more than 50% of the Voting Rights of each class of Non-Reduced Notes, the indenture trustee will be required to terminate all of the rights and obligations of the special servicer under the ISA and appoint the successor special servicer (which must be a Qualified Replacement Special Servicer) designated by such Noteholders; provided that such successor special servicer is a Qualified Replacement Special Servicer, subject to indemnification, right to outstanding fees, reimbursement of Advances and other rights set forth in the ISA, which survive such termination. The note administrator will include on each Payment Date statement a statement that each Noteholder may access such notices via the note administrator’s website and that each Noteholder may register to receive electronic mail notifications when such notices are posted thereon.

A “Noteholder Quorum” means, in connection with any solicitation of votes in connection with the replacement of the special servicer described above, the holders of notes evidencing at least 75% of the aggregate Voting Rights of all notes on an aggregate basis.

A “Qualified Replacement Special Servicer” is a replacement special servicer that [(i) satisfies all of the eligibility requirements applicable to special servicers in the ISA, (ii) is not the operating advisor, the asset representations reviewer or an affiliate of the operating advisor or the asset representations reviewer, (iii) is not obligated to pay the operating advisor (x) any fees or otherwise compensate the operating advisor in respect of its obligations under the ISA, or (y) for the appointment of the successor special servicer or the recommendation by the operating advisor for the replacement special servicer to become the special servicer, (iv) is not entitled to receive any compensation from the operating advisor other than compensation that is not material and is unrelated to the operating advisor’s recommendation that such party be appointed as the replacement special servicer, (v) is not entitled to receive any fee from the operating advisor for its appointment as successor special servicer, in each case, unless expressly approved by 100% of the Noteholders, [(vi) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vii) currently has a special servicer rating of at least [SPECIFIC MINIMUM RATING] from [NAME OF RATING AGENCY] and (viii) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination].

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH METHODS OTHER THAN A THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[In addition, after the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the ISA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the indenture trustee and the note administrator, with a copy to the special servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The note administrator will be required to notify each Noteholder of the recommendation and post it on the note administrator’s internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor’s recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of notes evidencing at least a majority of the aggregate Voting Rights (taking into account the application of any Appraisal Reduction Amounts and Notional Losses and Notional Losses to notionally reduce the respective Principal Balances of the classes of notes) of all notes on an aggregate basis. In the event the holders of such notes elect to remove and replace the special servicer, the note administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the note administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the ISA), the indenture trustee will then be required to terminate all of the rights and obligations of the special servicer under the ISA and to appoint the successor special servicer approved by the Noteholders, provided that such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer’s rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the ISA that survive termination. The reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the notes and the operating advisor’s identification of a Qualified Replacement Special Servicer will be an additional administrative expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]]

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[In addition, if the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the ISA or is otherwise not acting in accordance with the Servicing Standard and (2) the replacement of the special servicer would be in the best interest of the noteholders as a collective whole, then the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the indenture trustee and the note administrator, with a copy to the special servicer, a written report detailing the reasons supporting its recommendation (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The note administrator will be required to notify each Noteholder of the recommendation and post the related report on the note administrator’s internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor’s recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of notes evidencing at least a majority of a quorum of noteholders (which, for this purpose, is the holders of notes that (i) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts and Notional Losses to notionally reduce the respective Principal Balances of the classes of notes) of all notes on an aggregate basis, and (ii) consist of at least three Noteholders or Note Owners that are not affiliated with each other). In the event the holders of such notes elect to remove and replace the special servicer, the note administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the note administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the ISA), the indenture trustee will then be required to terminate all of the rights and obligations of the special servicer under the ISA and to appoint the successor special servicer approved by the Noteholders, provided that such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer’s rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the ISA that survive termination. The reasonable out-of-pocket costs and expenses associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the notes and the operating advisor’s identification of a Qualified Replacement Special Servicer will be an additional administrative expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]]

In any case, the indenture trustee will notify the outgoing special servicer promptly of the effective date of its termination. Any replacement special servicer recommended by the operating advisor must be a Qualified Replacement Special Servicer.

No appointment of a special servicer will be effective until the depositor or the depositor for the securitization of a Companion Loan has filed any required Exchange Act filings related to the removal and replacement of the special servicer.

Notwithstanding the foregoing, the Noteholders’ direction to replace the special servicer will not apply to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement. The Subordinate Companion Loan holder (or Loan-Specific Directing Holder in the case of the Owned Subordinate Companion Loan), will have the right, prior to the occurrence and continuance of an AB Control Appraisal Period, to replace the special servicer solely with respect to an AB Whole Loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

With respect to the Non-Serviced Whole Loan, the related Non-Serviced Special Servicer may be removed, and a successor special servicer appointed at any time by the Non-Serviced Directing Holder appointed under the Non-Serviced Servicing Agreement (and not by the Directing Holder for this transaction) to the extent set forth in the Non-Serviced Servicing Agreement and the related Intercreditor Agreement for such Non-Serviced Whole Loan. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “—Servicing of the Non-Serviced Mortgage Loan” below.

Termination of Servicer and Special Servicer for Cause

Servicer Termination Events

A “Servicer Termination Event” under the ISA with respect to the master servicer or the special servicer, as the case may be, will include, without limitation:

(a)       (i) any failure by the master servicer to make a required deposit to the Collection Account or remit to the companion paying agent for deposit into the related companion loan payment account on the day and by the time such deposit or remittance was first required to be made, which failure is not remedied within one business day, or (ii) any failure by the master servicer to deposit into, or remit to the note administrator for deposit into, the Payment Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m. New York City time on the relevant Payment Date;

(b)       any failure by the special servicer to deposit into the REO Account within one business day after the day such deposit is required to be made, or to remit to the master servicer for deposit in the Collection Account, or any other account required under the ISA, any such deposit or remittance required to be made by the special servicer pursuant to, and at the time specified by, the ISA;

(c)       any failure by the master servicer or the special servicer duly to observe or perform in any material respect any of its other covenants or obligations under the ISA, which failure continues unremedied for [30] days (or (i) with respect to any year that a report on Form 10-K is required to be filed, five business days in the case of the master servicer’s or special servicer’s, as applicable, obligations regarding Exchange Act reporting required under the ISA and compliance with Regulation AB, (ii) [15] days in the case of the master servicer’s failure to make a Servicing Advance or (iii) [15] days in the case of a failure to pay the premium for any property insurance policy required to be maintained under the ISA) after written notice of the failure has been given to the master servicer or the special servicer, as the case may be, by any other party to the ISA, or to the master servicer or the special servicer, as the case may be, with a copy to each other party to the related ISA, by Noteholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that failure is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days; provided, further, however, that such extended period will not apply to the obligations regarding Exchange Act reporting;

(d)       any breach on the part of the master servicer or the special servicer of any representation or warranty in the ISA that materially and adversely affects the interests of any class of Noteholders or holders of any Serviced Companion Loan and that continues unremedied for a period of [30] days after the date on which notice of that breach, requiring the same to be remedied, will have been given to the master servicer or the special servicer, as the case may be, by the depositor, the note administrator or the indenture trustee, or to the master servicer, the special servicer, the depositor, the note administrator and the indenture trustee by the Noteholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that breach is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days;

(e)       certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the master servicer or the special servicer, and certain actions by or on behalf of the master servicer or the special servicer indicating its insolvency or inability to pay its obligations;

(f)       either of [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] (i) has qualified, downgraded or withdrawn its rating or ratings of one or more classes of notes, or (ii) has placed one or more classes of notes on “watch status” in contemplation of a ratings downgrade or withdrawal (and in the case of clause (i) and (ii), such action has not been withdrawn by [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] within 60 days of such actual knowledge by the master servicer or the special servicer, as the case may be) and, in the case of either of clauses (i) or (ii), cited servicing concerns with the master servicer or the special servicer, as the case may be, as the sole or a material factor in such action; or

(g)       the master servicer or the special servicer is no longer rated at least [INSERT MINIMUM RATING] or [INSERT MINIMUM RATING], respectively, by [NAME OF RATING AGENCY] and such master servicer or special servicer is not reinstated to at least that rating within [60] days of the delisting.

Rights Upon Servicer Termination Event

If a Servicer Termination Event occurs with respect to the master servicer or the special servicer under the ISA, then, so long as the Servicer Termination Event remains unremedied, the depositor or the indenture trustee will be authorized, and at the written direction of Noteholders entitled to a majority of the Voting Rights or, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Holder (solely with respect to the special servicer), the indenture trustee will be required to terminate all of the rights and obligations of the defaulting party as master servicer or the special servicer, as the case may be (other than certain rights in respect of indemnification and certain items of servicing compensation), under the ISA. The indenture trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the ISA and will be entitled to similar compensation arrangements. If the indenture trustee is unwilling or unable to so act, it may (or, at the written request of Noteholders entitled to a majority of the Voting Rights, or, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Holder, it will be required to) appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the indenture trustee’s receipt of a Rating Agency Confirmation from each of the Rating Agencies] and, for so long as a Control Termination Event has not occurred and is not continuing, that has been approved by the Directing Holder, which approval may not be unreasonably withheld. In addition, the asset representations reviewer or any of its affiliates may not be appointed as a successor master servicer or special servicer.

Notwithstanding anything to the contrary contained in the section described above, if a Servicer Termination Event on the part of the special servicer remains unremedied and affects the holder of a

Serviced Pari Passu Companion Loan, and the special servicer has not otherwise been terminated, the holder of such Serviced Pari Passu Companion Loan (or, if applicable, the related indenture trustee, acting at the direction of the related directing holder (or similar entity)) will be entitled to direct the indenture trustee to terminate the special servicer solely with respect to the related Serviced Pari Passu Mortgage Loan. The appointment (or replacement) of a special servicer with respect to a Serviced Whole Loan will in any event be subject to Rating Agency Confirmation from each Rating Agency. A replacement special servicer will be selected by the indenture trustee or, prior to a Consultation Termination Event, by the Directing Holder; provided, however, that any successor special servicer appointed to replace the special servicer with respect to a Serviced Pari Passu Mortgage Loan cannot at any time be the person (or an affiliate of such person) that was terminated at the direction of the holder of the related Serviced Pari Passu Companion Loan, without the prior written consent of such holder of the related Serviced Pari Passu Companion Loan.

Notwithstanding anything to the contrary contained in the section described above, if a servicer termination event on the part of the special servicer under the Non-Serviced Servicing Agreement entered into in connection with the securitization of the Non-Serviced Companion Loan (the special servicer, the Non-Serviced Special Servicer remains unremedied and affects the holder of the Non-Serviced Mortgage Loan, and the Non-Serviced Special Servicer has not otherwise been terminated, the indenture trustee, acting at the direction of the Directing Holder, will be entitled to direct the Non-Serviced Indenture Trustee to terminate the Non-Serviced Special Servicer solely with respect to the Non-Serviced Whole Loan, and a successor will be appointed in accordance with the Non-Serviced Servicing Agreement.

In addition, notwithstanding anything to the contrary contained in the section described above, if the master servicer receives notice of termination solely due to a Servicer Termination Event described in clauses [(f)] or [(g)] under “—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events” above, and prior to being replaced as described in the second preceding paragraph, the master servicer will have 45 days after receipt of the notice of termination to find, and sell its rights and obligations to, a successor master servicer that meets the requirements of a master servicer under the ISA; provided that the Rating Agencies have each provided a Rating Agency Confirmation. The termination of the master servicer will be effective when such successor master servicer has succeeded the terminated master servicer, as successor master servicer and such successor master servicer has assumed the terminated master servicer’s servicing obligations and responsibilities under the ISA. If a successor has not entered into the ISA as successor master servicer within 45 days after notice of the termination of the master servicer, the master servicer will be replaced by the indenture trustee as described above.

Notwithstanding the foregoing, (1) if any Servicer Termination Event on the part of the master servicer affects a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of notes backed, wholly or partially, by any Serviced Companion Loan, and if the master servicer is not otherwise terminated, or (2) if a Servicer Termination Event on the part of the master servicer affects only a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of notes backed, wholly or partially, by any Serviced Companion Loan, then the master servicer may not be terminated by or at the direction of the related holder of such Serviced Companion Loan or the holders of any notes backed, wholly or partially, by such Serviced Companion Loan, but upon the written direction of the related holder of such Serviced Companion Loan, the master servicer will be required to appoint a sub-servicer that will be responsible for servicing the related Serviced Whole Loan.

It is understood and intended, and expressly covenanted by each Noteholder with every other Noteholder and the indenture trustee, that no one or more Noteholders will have any right in any manner whatsoever by virtue of any provision of the ISA or the notes to affect, disturb or prejudice the rights of the holders of any other of such notes, or to obtain or seek to obtain priority over or preference to any other such Noteholder, which priority or preference is not otherwise provided for in the ISA, or to enforce any right under the ISA or the notes, except in the manner provided in the ISA or the notes and for the equal, ratable and common benefit of all Noteholders.

Further, if replaced as a result of a Servicer Termination Event, the master servicer or special servicer, as the case may be, will be responsible for the costs and expenses associated with the transfer of its duties.

Waiver of Servicer Termination Event

The Noteholders representing at least [25]% of the Voting Rights allocated to notes affected by any Servicer Termination Event may waive such Servicer Termination Event within twenty (20) days of the receipt of notice from the note administrator of the occurrence of such Servicer Termination Event; provided, however, that a Servicer Termination Event under clause (i) of the definition of “Servicer Termination Event” may be waived only by all of the Noteholders of the affected classes and a Servicer Termination Event under clause (c) of the definition of “Servicer Termination Event” may be waived only with the consent of the Noteholders. Upon any such waiver of a Servicer Termination Event, such Servicer Termination Event shall cease to exist and shall be deemed to have been remedied. Upon any such waiver of a Servicer Termination Event by Noteholders, the indenture trustee and the note administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Servicer Termination Event prior to such waiver from the issuing entity.

Resignation of the Master Servicer and Special Servicer

The ISA permits the master servicer and the special servicer to resign from their respective obligations only upon (a) the appointment of, and the acceptance of the appointment by, a successor and receipt by the note administrator and the indenture trustee of a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Companion Loan (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation required under the ISA may be considered satisfied with respect to the notes as described in this prospectus); and, as to the special servicer only, for so long as a Control Termination Event has not occurred and is not continuing, the approval of such successor by the Directing Holder, which approval will not be unreasonably withheld or (b) a determination that their respective obligations are no longer permissible with respect to the master servicer or the special servicer, as the case may be, under applicable law. In the event that the master servicer or special servicer resigns as a result of the determination that their respective obligations are no longer permissible under applicable law, the indenture trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the ISA and will be entitled to similar compensation arrangements. If the indenture trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the indenture trustee’s receipt of a Rating Agency Confirmation from each of the Rating Agencies.]

No resignation will become effective until the indenture trustee or other successor has assumed the obligations and duties of the resigning master servicer or special servicer, as the case may be, under the ISA. Further, the resigning master servicer or special servicer, as the case may be, must pay all costs and expenses associated with the transfer of its duties. Other than as described under “—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events” above, in no event will the master servicer or the special servicer have the right to appoint any successor master servicer or special servicer if such master servicer or special servicer, as applicable, is terminated or removed pursuant to the ISA. In addition, the ISA will prohibit the appointment of the asset representations reviewer, the operating advisor or one of their respective affiliates as successor to the master servicer or the special servicer.

Limitation on Liability; Indemnification

The ISA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be under any liability to the issuing entity, Noteholders or holders of the related Companion Loan, as applicable, for any action taken, or not taken, in good faith pursuant to the ISA or for errors in judgment; provided, however, that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or similar person will be protected against any breach of a representation or warranty made by such party, as applicable, in the ISA or any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the ISA or by reason of negligent disregard of such obligations and duties. The ISA will also provide that the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer and their respective affiliates and any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be entitled to indemnification by the issuing entity against any claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and other costs, liabilities, fees and expenses incurred in connection with any legal action or claim that relates to the ISA, the Mortgage Loans, any related Companion Loan or the notes; provided, however, that the indemnification will not extend to any loss, liability or expense incurred in connection with any breach of a representation or warranty made by such party, as applicable, in the ISA or incurred by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the ISA, by reason of negligent disregard of such party’s obligations or duties, or in the case of the depositor and any of its partners, shareholders, directors, officers, members, managers, employees and agents, any violation by any of them of any state or federal securities law. In addition, absent actual fraud (as determined by a final non-appealable court order), neither the indenture trustee nor the note administrator will be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the indenture trustee or the note administrator has been advised of the likelihood of such loss or damage and regardless of the form of action. The ISA will also provide that any related master servicer, depositor, special servicer, operating advisor (or the equivalent), asset representations reviewer or indenture trustee under the Non-Serviced Servicing Agreement with respect to the Non-Serviced Companion Loan and any partner, director, officer, shareholder, member, manager, employee or agent of any of them will be entitled to indemnification by the issuing entity and held harmless against the issuing entity’s pro rata share of any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with servicing and administration of such Non-Serviced Mortgage Loan and the non-serviced Mortgaged Property under the Non-Serviced Servicing Agreement or the ISA (as and to the same extent the securitization trust formed under the Non-Serviced Servicing Agreement is required to indemnify such parties in respect of other Mortgage Loans in the securitization trust formed under the Non-Serviced Servicing Agreement pursuant to the terms of the Non-Serviced Servicing Agreement).

In addition, the ISA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor or operating advisor will be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its respective responsibilities under the ISA or that in its opinion may involve it in any expense or liability not reimbursed by the issuing entity. However, each of the master servicer, the special servicer, the depositor and the operating advisor will be permitted, in the exercise of its discretion, to undertake any action that it may deem necessary or desirable with respect to the enforcement and/or protection of the rights and duties of the parties to the ISA and the interests of the Noteholders (and, in the case of a Serviced Whole Loan, the rights of the Noteholders and the holders of the related Serviced Companion Loan (as a collective whole), taking into account the subordinate or pari passu nature of such Serviced Companion Loan) under the ISA; provided, however, that if a Serviced Whole Loan and/or the holder of the related Companion Loan are involved, such expenses, costs and liabilities will be payable out of funds related to such Serviced Whole Loan in accordance with the related Intercreditor Agreement and will also be payable out of the other funds in the Collection Account if amounts on deposit with respect to such Serviced Whole Loan are insufficient therefor. If any such expenses, costs or liabilities relate to a Mortgage Loan, Companion Loan, then any subsequent recovery on that Mortgage Loan or Companion Loan, as applicable, will be used to reimburse the issuing entity for any amounts advanced for the payment of such expenses, costs or liabilities. In that event, the legal expenses and costs of the action, and any liability resulting from the action, will be expenses, costs and liabilities of the issuing entity, and the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor, the asset representations reviewer or the operating advisor, as the case may be, will be entitled to be reimbursed out of the Collection Account for the expenses.

Pursuant to the ISA, the master servicer and the special servicer will each be required to maintain a fidelity bond and errors and omissions policy or their equivalent that provides coverage against losses that may be sustained as a result of an officer’s or employee’s misappropriation of funds or errors and omissions, subject to certain limitations as to amount of coverage, deductible amounts, conditions, exclusions and exceptions permitted by the ISA. Notwithstanding the foregoing, the master servicer and the special servicer will be allowed to self-insure with respect to an errors and omissions policy and a fidelity bond so long as certain conditions set forth in the ISA are met.

Any person into which the master servicer, the special servicer, the depositor, operating advisor, asset representations reviewer may be merged or consolidated, or any person resulting from any merger or consolidation to which the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer is a party, or any person succeeding to the business of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, will be the successor of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, as the case may be, under the ISA. The master servicer, the special servicer, the operating advisor and the asset representations reviewer may have other normal business relationships with the depositor or the depositor’s affiliates.

The indenture trustee and the note administrator make no representations as to the validity or sufficiency of the ISA (other than as to it being a valid obligation of the indenture trustee and the note administrator), the notes, the Mortgage Loans, this prospectus (other than as to the accuracy of the information provided by the indenture trustee and the note administrator as set forth above) or any related documents and will not be accountable for the use or application by or on behalf of the master servicer or the special servicer of any funds paid to the master servicer or any special servicer in respect of the notes or the Mortgage Loans, or any funds deposited into or withdrawn from the Collection Account or any other account by or on behalf of the master servicer or any special servicer. The ISA provides that no provision of such agreement will be construed to relieve the indenture trustee and the note administrator from liability for their own negligent action, their own negligent failure to act or their own willful misconduct or bad faith.

The ISA provides that neither the indenture trustee nor the note administrator, as applicable, will be liable for an error of judgment made in good faith by a responsible officer of the indenture trustee or the note administrator, unless it is proven that the indenture trustee or the note administrator, as applicable, was negligent in ascertaining the pertinent facts. In addition, neither the indenture trustee nor the note administrator, as applicable, will be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of holders of notes entitled to greater than 25% of the percentage interest of each affected class, or of the aggregate Voting Rights of the notes, relating to the time, method and place of conducting any proceeding for any remedy available to the indenture trustee and the note administrator, or exercising any trust or power conferred upon the indenture trustee and the note administrator, under the ISA (unless a higher percentage of Voting Rights is required for such action).

The indenture trustee and the note administrator and any director, officer, employee, representative or agent of the indenture trustee and the note administrator, will be entitled to indemnification by the issuing entity, to the extent of amounts held in the Collection Account [or the Loan-Specific Payment Account] from time to time, for any loss, liability, damages, claims or unanticipated expenses (including reasonable attorneys’ fees and expenses) arising out of or incurred by the indenture trustee or the note administrator in connection with their participation in the transaction and any act or omission of the indenture trustee or the note administrator relating to the exercise and performance of any of the powers and duties of the indenture trustee and the note administrator (including in any capacities in which they serve, e.g., paying agent, authenticating agent, custodian, note registrar and 17g-5 Information Provider) under the ISA. However, the indemnification will not extend to any loss, liability or expense that constitutes a specific liability imposed on the indenture trustee or the note administrator pursuant to the

ISA, or to any loss, liability or expense incurred by reason of willful misconduct, bad faith or negligence on the part of the indenture trustee or the note administrator in the performance of their obligations and duties under the ISA, or by reason of their negligent disregard of those obligations or duties, or as may arise from a breach of any representation or warranty of the indenture trustee or the note administrator made in the ISA.

Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA

In the event any party to the ISA receives a request or demand from a Requesting Investor to the effect that a Mortgage Loan should be repurchased or replaced due to a Material Defect, or if such party to the ISA determines that a Mortgage Loan should be repurchased or replaced due to a Material Defect, that party to the ISA will be required to promptly forward such request or demand to the master servicer and the special servicer, and the master servicer or the special servicer, as applicable, will be required to promptly forward it to the applicable mortgage loan seller. The master servicer (in the case of Mortgage Loans that are not Specially Serviced Loans) or the special servicer (in the case of Specially Serviced Loans) will be required to enforce the obligations of the mortgage loan sellers under the MLPAs pursuant to the terms of the ISA and the MLPAs. These obligations include obligations resulting from a Material Defect. Subject to the provisions of the applicable MLPA relating to the dispute resolutions as described under “Description of the Mortgage Loan Purchase Agreements—Dispute Resolution Provisions”, such enforcement, including, without limitation, the legal prosecution of claims, if any, will be required to be carried out in such form, to such extent and at such time as the master servicer or the special servicer, as applicable, would require were it, in its individual capacity, the owner of the affected Mortgage Loan or Owned Subordinate Companion Loan.

Within [__] days after receipt of an Asset Review Report with respect to any Mortgage Loan, the special servicer will be required to determine, based on the Servicing Standard, whether there exists a Material Defect with respect to such Mortgage Loan. If the special servicer determines that a Material Defect exists, the special servicer will be required to enforce the obligations of the applicable mortgage loan seller under the MLPA with respect to such Material Defect as discussed in the preceding paragraph. See “—The Asset Representations Reviewer—Asset Review” above.

Any costs incurred by the master servicer or the special servicer with respect to the enforcement of the obligations of a mortgage loan seller under the applicable MLPA will be deemed to be Servicing Advances, to the extent not recovered from the mortgage loan seller or the Requesting Investor. See “Description of the Mortgage Loan Purchase Agreements—Dispute Resolution Provisions”.

Dispute Resolution Provisions

Noteholder’s Rights When a Repurchase Request is Initially Delivered By a Noteholder

In the event an Initial Requesting Noteholder delivers a written request to a party to the ISA that a Mortgage Loan be repurchased by the applicable mortgage loan seller alleging the existence of a Material Defect with respect to such Mortgage Loan and setting forth the basis for such allegation (a “Repurchase Request”), the receiving party will be required to promptly forward that Repurchase Request to the related mortgage loan seller and each other party to the ISA. An “Initial Requesting Noteholder” is the first Noteholder or Note Owner to deliver a Repurchase Request as described above with respect to a Mortgage Loan, and there may not be more than one Initial Requesting Noteholder with respect to any Mortgage Loan. Subject to the provisions described below under this heading “—Dispute Resolution Provisions”, the master servicer (with respect to non-specially serviced loans) and the special servicer (with respect to specially serviced loans) (the “Enforcing Servicer”) will be the Enforcing Party with respect to the Repurchase Request.

An “Enforcing Party” is the person obligated to, or that elects pursuant to the terms of the ISA to, enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request.

In the event the Repurchase Request is not Resolved within 180 days after the mortgage loan seller receives the Repurchase Request (a “Resolution Failure”), then the provisions described below under “—Resolution of a Repurchase Request” will apply. Receipt of the Repurchase Request will be deemed to occur [two] business days after the Repurchase Request is sent to the related mortgage loan seller. “Resolved” means, with respect to a Repurchase Request, (i) that the related Material Defect has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related MLPA, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related MLPA, (iv) the applicable mortgage loan seller has paid the Loss of Value Payment, (v) a contractually binding agreement is entered into between the Enforcing Servicer, on behalf of the issuing entity, and the related mortgage loan seller that settles the related mortgage loan seller’s obligations under the related MLPA or (vi) the related Mortgage Loan is no longer property of the issuing entity as a result of a sale or other disposition in accordance with the ISA.

Noteholder’s Rights When a Repurchase Request is Delivered by Another Party to the ISA

In the event that a party to the ISA identifies a Material Defect with respect to a Mortgage Loan, that party will be required to deliver prompt written notice of such Material Defect to each other party to the ISA and the related mortgage loan seller identifying the applicable Mortgage Loan and setting forth the basis for such allegation. The Enforcing Servicer will be required to act as the Enforcing Party and enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request. However, if a Resolution Failure occurs with respect to the Repurchase Request, the provisions described below under
“—Resolution of a Repurchase Request” will apply.

Resolution of a Repurchase Request

After a Resolution Failure occurs with respect to a Repurchase Request regarding a Mortgage Loan (whether the Repurchase Request was initiated by an Initial Requesting Noteholder or by a party to the ISA), the Enforcing Servicer will be required to send a notice (a “Proposed Course of Action Notice”) to the Initial Requesting Noteholder, if any, to the address specified in the Initial Requesting Noteholder’s Repurchase Request, and to the note administrator who will make such notice available to all other Noteholders and Note Owners (by posting such notice on the note administrator’s website) indicating the Enforcing Servicer’s intended course of action with respect to the Repurchase Request (the “Proposed Course of Action”). Such notice will be required to include a request to Noteholders to indicate their agreement with or dissent from such Proposed Course of Action, notice that in the event any Noteholder disagrees with the Proposed Course of Action, the Enforcing Servicer will be compelled to follow the course of action agreed to and/or proposed by the majority of the responding Noteholders that involves referring the matter to mediation or arbitration, as the case may be, a statement that responding Noteholders will be required to certify their holdings in connection with such response, a statement that only responses clearly marked “agree” or “disagree” with such Proposed Course of Action will be taken into consideration and instructions for responding Noteholders to send their responses to the applicable Enforcing Servicer and the note administrator. If (a) the Enforcing Servicer’s intended course of action with respect to the Repurchase Request does not involve pursuing further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request but the Initial Requesting Noteholder, if any, or any other Noteholder or Note Owner wishes to exercise its right to refer the matter to mediation (including nonbinding arbitration) or arbitration, as discussed below under “—Mediation and Arbitration Provisions”, or (b) the Enforcing Servicer’s intended course of action is to pursue further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request but the Initial Requesting Noteholder, if any, or any other Noteholder or Note Owner does not agree with the dispute resolution method selected by the Enforcing Servicer, then the Initial Requesting Noteholder, if any, or such other Noteholder or Note Owner may deliver to the Enforcing Servicer a written notice (a “Preliminary Dispute Resolution Election Notice”) within [30] days from the date the Proposed Course of Action Notice is posted on the note administrator’s website (the “Dispute Resolution Cut-off Date”) indicating its intent to exercise its right to refer the matter to either mediation or arbitration. In the event any Noteholder or Note Owner delivers a Preliminary Dispute Resolution Election Notice, and the Enforcing Servicer has also received responses from other Noteholders or Note Owners supporting the Enforcing Servicer’s initial Proposed Course of Action, such responses will be considered Preliminary Dispute Resolution Election Notices supporting the Proposed Course of Action.

The note administrator will within [three (3)] business days after the expiration of the [30]-day response period, tabulate the responses received from the Noteholders and share the results with the Enforcing Servicer. The note administrator will only count responses timely received and clearly indicating agreement or dissent with the related Proposed Course of Action and additional verbiage or qualifying language will not be taken into consideration for purposes of determining whether the related Noteholder agrees or disagrees with the Proposed Course of Action. The note administrator will be under no obligation to answer any questions from Noteholders regarding such Proposed Course of Action. For the avoidance of doubt, the note administrator’s obligations in connection with this heading “—Resolution of a Repurchase Request” will be limited solely to tabulating Noteholder responses of “agree” or “disagree” to the Proposed Course of Action, and such obligation will not be construed to impose any enforcement obligation on the note administrator. The Enforcing Servicer may conclusively rely (without investigation) on the note administrator’s tabulation of the majority of the responding Noteholders.

If neither the Initial Requesting Noteholder, if any, nor any other Noteholder or Note Owner delivers a Preliminary Dispute Resolution Election Notice prior to the Dispute Resolution Cut-off Date, no Noteholder or Note Owner will have the right to refer the Repurchase Request to mediation or arbitration, and the Enforcing Servicer, as the Enforcing Party, will be the sole party entitled to enforce the issuing entity’s rights against the related mortgage loan seller, subject to any consent or consultation rights of the Directing Holder.

[Promptly and in any event within [__] business days following receipt of a Preliminary Dispute Resolution Election Notice from (i) the Initial Requesting Noteholder, if any, or (ii) any other Noteholder or Note Owner (each of clauses (i) and (ii), a “Requesting Noteholder”), the Enforcing Servicer will be required to consult with each Requesting Noteholder regarding such Requesting Noteholder’s intention to elect either mediation (including nonbinding arbitration) or arbitration as the dispute resolution method with respect to the Repurchase Request (the “Dispute Resolution Consultation”) so that such Requesting Noteholder may consider the views of the Enforcing Servicer as to the claims underlying the Repurchase Request and possible dispute resolution methods, such discussions to occur and be completed no later than [10] business days following the Dispute Resolution Cut-off Date. The Enforcing Servicer will be entitled to establish procedures the Enforcing Servicer deems in good faith to be in accordance with the Servicing Standard relating to the timing and extent of such consultations.] No later than [5] business days after completion of the Dispute Resolution Consultation, a Requesting Noteholder may provide a final notice to the Enforcing Servicer indicating its decision to exercise its right to refer the matter to either mediation or arbitration (“Final Dispute Resolution Election Notice”).

If, following the Dispute Resolution Consultation, no Requesting Noteholder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then the Enforcing Servicer will continue to act as the Enforcing Party and remain obligated under the ISA to enforce the rights of the issuing entity with respect to the Repurchase Request and no Noteholder or Note Owner will have any further right to elect to refer the matter to mediation or arbitration.

If a Requesting Noteholder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then such Requesting Noteholder will become the Enforcing Party and must promptly submit the matter to mediation (including nonbinding arbitration) or arbitration. If there are more than one Requesting Noteholder that timely deliver a Final Dispute Resolution Election Notice, then such Requesting Noteholders will collectively become the Enforcing Party, and the holder or holders of a majority of the Voting Rights among such Requesting Noteholders will be entitled to make all decisions relating to such mediation or arbitration. If, however, no Requesting Noteholder commences arbitration or mediation pursuant to the terms of the ISA within [30] days after delivery of its Final Dispute Resolution Election Notice to the Enforcing Servicer, then (i) the rights of a Requesting Noteholder to act as the Enforcing Party will terminate and no Noteholder or Note Owner will have any further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the Enforcing Servicer will take no further action with respect to the Repurchase Request, then the related Material Defect will be deemed waived for all purposes under the ISA and related MLPA, and (iii) if the

Proposed Course of Action Notice had indicated a course of action other than the course of action under clause (ii), then the Enforcing Servicer will again become the Enforcing Party and, as such, will be the sole party entitled to enforce the issuing entity’s rights against the related mortgage loan seller.

Notwithstanding the foregoing, the dispute resolution provisions described under this heading “—Resolution of a Repurchase Request” will not apply, and the Enforcing Servicer will remain the Enforcing Party, if the Enforcing Servicer has commenced litigation with respect to the Repurchase Request, or determines in accordance with the Servicing Standard that it is in the best interest of Noteholders to commence litigation with respect to the Repurchase Request to avoid the running of any applicable statute of limitations.

In the event a Requesting Noteholder becomes the Enforcing Party, the Enforcing Servicer, on behalf of the issuing entity, will remain a party to any proceedings against the related mortgage loan seller.

The Requesting Noteholder is entitled to elect either mediation or arbitration in its sole discretion; however, the Requesting Noteholder may not elect to then utilize the alternative method in the event that the initial method is unsuccessful.

Mediation and Arbitration Provisions

If the Enforcing Party elects mediation (including nonbinding arbitration) or arbitration, the mediation or arbitration will be administered by a nationally recognized arbitration or mediation organization selected by the mortgage loan seller. A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, [an attorney admitted to practice in the State of New York] and have at least [__] years of experience in commercial litigation and, if possible, commercial real estate finance or commercial mortgage-backed securitization matters.

The expenses of any mediation will be allocated among the parties to the mediation, as mutually agreed by the parties as part of the mediation.

In any arbitration, the arbitrator will be required to resolve the dispute in accordance with the MLPA and ISA, and may not modify or change those agreements in any way or award remedies not consistent with those agreements. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion. In the event a Requesting Noteholder is the Enforcing Party, the Requesting Noteholder will be required to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings.

The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the Enforcing Party would be waiving its right to sue in court, including the right to a trial by jury.

In the event a Requesting Noteholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, will be required under the ISA to contain an acknowledgment that the issuing entity, or the Enforcing Servicer on its behalf, will be a party to any arbitration or mediation proceedings solely for the purpose of being the beneficiary of any award in favor of the Enforcing Party. All amounts recovered by the Enforcing Party will be required to be paid to the issuing entity, or the Enforcing Servicer on its behalf, and deposited in the Collection Account. The agreement with the arbitrator or mediator, as the case may be, will provide that in the event a Requesting Noteholder is allocated any related costs and expenses pursuant to the terms of the arbitrator’s decision or the agreement reached in mediation, neither the issuing entity nor the Enforcing Servicer acting on its behalf will be responsible for any such costs and expenses allocated to the Requesting Noteholder.

The issuing entity (or the indenture trustee or the Enforcing Servicer, acting on its behalf), the depositor or any mortgage loan seller will be permitted to redact any personally identifiable customer information included in any information provided for purposes of any mediation or arbitration. Each party to the proceedings will be required to agree to keep confidential the details related to the Repurchase Request and the dispute resolution identified in connection with such proceedings; provided, however, that the Noteholders will be permitted to communicate prior to the commencement of any such proceedings to the extent described under “Description of the Notes—Noteholder Communication”.

For avoidance of doubt, in no event will the exercise of any right of a Requesting Noteholder to refer a Repurchase Request to mediation or arbitration affect in any manner the ability of the Enforcing Servicer to perform its obligations with respect to a Mortgage Loan or the exercise of any rights of a Directing Holder.

Servicing of the Non-Serviced Mortgage Loan

[THE DISCLOSURE IN THIS SUBSECTION WILL BE MODIFIED FOR EACH NON-SERVICED MORTGAGE LOAN INCLUDED IN THE ISSUING ENTITY BASED ON THE TERMS OF THE RELATED NON-SERVICED SERVICING AGREEMENT.]

The Non-Serviced Mortgage Loan and any related REO Properties are being serviced and administered under the Non-Serviced Servicing Agreement. Accordingly, the Non-Serviced Master Servicer (or, if it fails to do so, the Non-Serviced Indenture Trustee) will (and, in certain urgent or emergency situations, the Non-Serviced Special Servicer may) generally make servicing advances, unless it is determined in accordance with the Non-Serviced Servicing Agreement that such servicing advance would not be recoverable from related collections. However, no such party will make a P&I advance with respect to the Non-Serviced Mortgage Loan. The Non-Serviced Master Servicer will generally also remit collections on the Non-Serviced Mortgage Loan to or on behalf of the issuing entity for this securitization. However, the master servicer for this securitization will generally be obligated to compile reports that include information on the Non-Serviced Mortgage Loan, and, to the extent required by the Servicing Standard, to enforce the rights of the issuing entity as the holder of the Non-Serviced Mortgage Loan under the terms of the related Intercreditor Agreement and make P&I Advances with respect to the Non-Serviced Mortgage Loan, subject to any non-recoverability determination. The Non-Serviced Servicing Agreement and the ISA both address similar servicing matters, including, but not limited to: collection of payments; establishment of accounts to hold such payments; investment of funds in those accounts; maintenance of insurance coverage on the mortgaged properties; enforcement of due-on-sale and due-on-encumbrance provisions; property inspections; collection of operating statements; loan assumptions; realization upon and sale of defaulted Mortgage Loans; acquisition, operation, maintenance and disposition of REO Properties; servicing compensation; modifications, waivers, amendments and consents with respect to the serviced Mortgage Loans; servicing reports; servicer liability and indemnification; servicer resignation; servicer termination events; and the ability of certain parties to terminate a particular servicer in connection with a servicer termination event or otherwise. In addition, the securitization transaction governing the servicing of the Non-Serviced Whole Loan is a rated commercial mortgage-backed securitization transaction with the same rating agencies as this securitization transaction. Nonetheless, the servicing arrangements under the Non-Serviced Servicing Agreement differ in certain respects from the servicing arrangements under the ISA. For example, the provisions of the Non-Serviced Servicing Agreement and the ISA differ with respect to, among other things, time periods and timing matters, terminology, allocation of duties between multiple servicers and other service providers, the specifics of particular servicer termination events, notices to and communications with applicable rating agencies and rating confirmation requirements. Below are certain matters regarding the servicing of the Non-Serviced Mortgage Loan for your consideration:

•	The master servicer, the special servicer, the note administrator and the indenture trustee under the ISA will have no obligation or authority to (a) supervise the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, or any of the indenture trustee, note administrator or operating advisor under the Non-Serviced Servicing Agreement or (b) make Servicing Advances with respect to the Non-Serviced Mortgage Loan. The obligation of the master servicer for this securitization to provide information and collections and make P&I Advances to the note administrator for the benefit of the Noteholders with respect to the Non-Serviced Mortgage Loan is dependent on its receipt of the corresponding information and/or collections from the Non-Serviced Master Servicer or the Non-Serviced Special Servicer.

•	Any advances made by the Non-Serviced Master Servicer and the Non-Serviced Indenture Trustee in respect of a monthly payment on the Non-Serviced Companion Loan may only be reimbursed out of future payments and collections on the Non-Serviced Companion Loan or, as and to the extent permitted under the Non-Serviced Servicing Agreement, on other loans included in the Non-Serviced Securitization Trust but not out of payments or other collections on the Mortgage Loans.
•	Pursuant to the Non-Serviced Servicing Agreement, the liquidation fee, the special servicing fee and the workout fee with respect to the Non-Serviced Mortgage Loan will be generally similar to the corresponding fee payable under the ISA.
•	The master servicer for this securitization will be required to make P&I Advances with respect to the Non-Serviced Mortgage Loan, unless it has determined that such Advance would not be recoverable from collections on the Non-Serviced Mortgage Loan.
•	The Non-Serviced Master Servicer is obligated to make servicing advances with respect to the Non-Serviced Whole Loan. If the Non-Serviced Master Servicer determines that a servicing advance it made with respect to the Non-Serviced Whole Loan or the related Mortgaged Property is nonrecoverable, it will be entitled to be reimbursed first from collections on, and proceeds of, the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan, on a pro rata basis (based on each such loan’s outstanding principal balance), and then from general collections on the mortgage loans in the Non-Serviced Securitization Trust.
•	With respect to the Non-Serviced Mortgage Loan, prior to the occurrence and continuance of any control event under the Non-Serviced Servicing Agreement, the Non-Serviced Directing Holder will have the right to terminate the Non-Serviced Special Servicer, with or without cause, and appoint itself or an affiliate or another person as the successor Non-Serviced Special Servicer.
•	In addition, with respect to the Non-Serviced Mortgage Loan, after the occurrence and during the continuance of any control termination event under the Non-Serviced Servicing Agreement, at the written direction of holders of notes under the Non-Serviced Servicing Agreement evidencing not less than 25% of the voting rights of such notes (taking into account the application of any appraisal reduction amounts to notionally reduce the principal balances of those notes), a request can be made to vote to terminate the Non-Serviced Special Servicer and appoint a successor Non-Serviced Special Servicer.
•	In addition, with respect to the Non-Serviced Mortgage Loan, following the occurrence of a consultation termination event under the Non-Serviced Servicing Agreement, if the operating advisor under the Non-Serviced Servicing Agreement determines that the Non-Serviced Special Servicer is not performing its duties under the Non-Serviced Servicing Agreement or is otherwise not acting in accordance with the related servicing standard, the operating advisor under the Non-Serviced Servicing Agreement will have the right to recommend the replacement of the Non-Serviced Special Servicer.
•	If the Non-Serviced Mortgage Loan becomes a defaulted mortgage loan, then (subject to, in each case if and when applicable, the consent/consultation rights of the Non-Serviced Directing Holder, the consultation rights of the issuing entity) the Non-Serviced Special Servicer will be required to take one of the following actions in response: (i) foreclose upon or otherwise comparably convert ownership of the related Mortgaged Properties; (ii) negotiate a workout with the related borrower; or (iii) sell the Non-Serviced Whole Loan in its entirety. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to a sale of a defaulted Mortgage loan in the event that the Non-Serviced Special Servicer fails to provide certain notices and information regarding such sale in accordance with the terms of the related Intercreditor Agreement. See “—Sale of Defaulted Loans and REO Properties” above and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Sale of Defaulted Loan”.

•	With respect to the Non-Serviced Mortgage Loan, the servicing provisions relating to performing inspections and collecting operating information are substantially similar to those of the ISA.
•	The Non-Serviced Master Servicer and Non-Serviced Special Servicer (a) have substantially similar rights related to resignation and (b) are subject to servicer termination events substantially similar to those in the ISA.

Rating Agency Confirmations

The ISA will provide that, notwithstanding the terms of the related Mortgage Loan documents or other provisions of the ISA, if any action under such Mortgage Loan documents or the ISA requires a Rating Agency Confirmation from each of the Rating Agencies as a condition precedent to such action, if the party (the “Requesting Party”) required to obtain such Rating Agency Confirmations has made a request to any Rating Agency for such Rating Agency Confirmation and, within 10 business days of such request being posted to the 17g-5 Information Provider’s website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then such Requesting Party will be required to confirm (through direct communication and not by posting any confirmation on the 17g-5 Information Provider’s website) that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has, promptly request the related Rating Agency Confirmation again. The circumstances described in the preceding sentence are referred to in this prospectus as a “RAC No-Response Scenario”.

If there is no response to either such Rating Agency Confirmation request within 5 business days of such second request in a RAC No-Response Scenario or if such Rating Agency has responded in a manner that indicates such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (x) with respect to any condition in any Mortgage Loan document requiring such Rating Agency Confirmation, or with respect to any other matter under the ISA relating to the servicing of the Mortgage Loans (other than as set forth in clause (y) below), the requirement to obtain a Rating Agency Confirmation will be deemed not to apply (as if such requirement did not exist) with respect to such Rating Agency, and the master servicer or the special servicer, as the case may be, may then take such action if the master servicer or the special servicer, as applicable, confirms its original determination (made prior to making such request) that taking the action with respect to which it requested the Rating Agency Confirmation would still be consistent with the Servicing Standard, and (y) with respect to a replacement of the master servicer or special servicer, such condition will be deemed not to apply (as if such requirement did not exist) if (i) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement as the sole or material factor in such rating action or any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency, (ii) the applicable replacement master servicer or special servicer is rated at least “[INSERT MINIMUM RATING]” (in the case of the master servicer) or “[INSERT MINIMUM RATING]” (in the case of the special servicer), if [NAME OF RATING AGENCY] is the non-responding Rating Agency or (iii) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement master servicer or special servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in any other commercial mortgage-backed securitization transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency. Promptly following the master servicer’s or special servicer’s determination to take any action discussed above following any requirement to obtain Rating Agency Confirmation being deemed not to apply (as if such requirement did not exist) as described in clause (x) above, the master servicer or special servicer will be required to provide electronic written notice to the 17g-5 Information Provider, who will promptly post such notice to the 17g-5 Information Provider’s website pursuant to the ISA, of the action taken.

For all other matters or actions not specifically discussed above, the applicable Requesting Party will be required to obtain a Rating Agency Confirmation from each of the Rating Agencies. In the event an action otherwise requires a Rating Agency Confirmation from each of the Rating Agencies, in absence of such Rating Agency Confirmation, we cannot assure you that any Rating Agency will not downgrade, qualify or withdraw its ratings as a result of any such action taken by the master servicer or the special servicer in accordance with the procedures discussed above.

As used above, “Rating Agency Confirmation” means, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event specified in this prospectus will not, in and of itself, result in the downgrade, withdrawal or qualification of the then-current rating assigned to any class of notes (if then rated by the Rating Agency); provided that a written waiver or acknowledgment from the Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought will be deemed to satisfy the requirement for the Rating Agency Confirmation from the Rating Agency with respect to such matter. The “Rating Agencies” mean [_________].

Any Rating Agency Confirmation requests made by the master servicer, special servicer, note administrator, or indenture trustee, as applicable, pursuant to the ISA, will be required to be made in writing, which writing must contain a cover page indicating the nature of the Rating Agency Confirmation request, and must contain all back-up material necessary for the Rating Agency to process such request. Such written Rating Agency Confirmation requests must be provided in electronic format to the 17g-5 Information Provider (who will be required to post such request on the 17g-5 Information Provider’s website in accordance with the ISA).

The master servicer, the special servicer, the note administrator and the indenture trustee will be permitted (but not obligated) to orally communicate with the Rating Agencies regarding any of the Mortgage Loan documents or any matter related to the Mortgage Loans, the related Mortgaged Properties, the related borrowers or any other matters relating to the ISA or any related Intercreditor Agreement; provided that such party summarizes the information provided to the Rating Agencies in such communication in writing and provides the 17g-5 Information Provider with such written summary the same day such communication takes place; provided, further, that the summary of such oral communications will not identify with which Rating Agency the communication was. The 17g-5 Information Provider will be required to post such written summary on the 17g-5 Information Provider’s website in accordance with the provisions of the ISA. All other information required to be delivered to the Rating Agencies pursuant to the ISA or requested by the Rating Agencies, will first be provided in electronic format to the 17g-5 Information Provider, who will be required to post such information to the 17g-5 Information Provider’s website in accordance with the ISA, and thereafter be delivered by the applicable party to the Rating Agencies in accordance with the delivery instructions set forth in the ISA. The operating advisor will have no obligation or authority to communicate directly with the Rating Agencies, but may deliver required information to the Rating Agencies to the extent set forth in this prospectus.

The ISA will provide that the ISA may be amended to change the procedures regarding compliance with Rule 17g-5 without any Noteholder consent; provided that notice of any such amendment must be provided to the 17g-5 Information Provider (who will post such notice to the 17g-5 Information Provider’s website) and to the note administrator (which will post such report to the note administrator’s website).

To the extent required under the ISA, in the event a rating agency confirmation is required by the applicable rating agencies that any action under any Mortgage Loan documents or the ISA will not result in the downgrade, withdrawal or qualification of any such rating agency’s then-current ratings of any securities related to a Companion Loan, then such rating agency confirmation may be considered satisfied in the same manner as described above with respect to any Rating Agency Confirmation from a Rating Agency.

Evidence as to Compliance

Each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of a Mortgage Loan), [the custodian, the indenture trustee] and the note administrator will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the depositor, the note administrator, the indenture trustee and the 17g-5 Information Provider, an officer’s note of the officer responsible for the servicing activities of such party stating, among other things, that (i) a review of that party’s activities during the preceding calendar year or portion of that year and of performance under the ISA or any sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, has been made under such officer’s supervision and (ii) to the best of such officer’s knowledge, based on the review, such party has fulfilled all of its obligations under the ISA or the sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, in all material respects throughout the preceding calendar year or portion of such year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of the failure.

In addition, each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of any Mortgage Loan), the indenture trustee, the custodian, the note administrator and the operating advisor, each at its own expense, will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the indenture trustee, the note administrator, the 17g-5 Information Provider and the depositor (and, with respect to the special servicer, also to the operating advisor) a report (an “Assessment of Compliance”) assessing compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (as described below) under the Securities Act of 1933, as amended (the “Securities Act”) that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria set forth in Item 1122 of Regulation AB applicable to it;
•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;
•	the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the fiscal year, covered by the Form 10-K required to be filed pursuant to the ISA setting forth any material instance of noncompliance identified by the party, a discussion of each such failure and the nature and status of such failure; and
•	a statement that a registered public accounting firm has issued an attestation report (an “Attestation Report”) on the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the prior fiscal year.

Each party that is required to deliver an Assessment of Compliance will also be required to simultaneously deliver an Attestation Report of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the public company accounting oversight board, that expresses an opinion, or states that an opinion cannot be expressed (and the reasons for this), concerning the party’s assessment of compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.

With respect to any Non-Serviced Whole Loan, each of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the [Non-Serviced Indenture Trustee] and the Non-Serviced Note Administrator will have obligations under the related Non-Serviced Servicing Agreement similar to those described above.

“Regulation AB” means subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100–229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

Limitation on Rights of Noteholders to Institute a Proceeding

Other than with respect to any rights described under “—The Asset Representations Reviewer—Asset Review” and “—Dispute Resolution Provisions”, no Noteholder will have any right under the ISA to institute any proceeding with respect to the ISA or with respect to the notes, unless the holder previously has given to the indenture trustee and the note administrator written notice of default and the continuance of the default and unless the holders of notes of any class evidencing not less than 25% of the aggregate Percentage Interests constituting the class have made written request upon the indenture trustee to institute a proceeding in its own name (as indenture trustee) and have offered to the indenture trustee reasonable indemnity satisfactory to it, and the indenture trustee for 60 days after receipt of the request and indemnity has neglected or refused to institute the proceeding. However, the indenture trustee will be under no obligation to exercise any of the trusts or powers vested in it by the ISA or the notes or to institute, conduct or defend any related litigation at the request, order or direction of any of the Noteholders, unless the Noteholders have offered to the indenture trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred as a result.

Amendment

The ISA may be amended by the parties to the ISA, without the consent of any of the holders of notes or holders of any Companion Loan or Owned Subordinate Companion Loan:

(a)       to correct any defect or ambiguity in the ISA;

(b)       to cause the provisions in the ISA to conform or be consistent with or in furtherance of the statements made in the prospectus (or in an offering document for any related non-offered notes) with respect to the notes, the issuing entity or the ISA or to correct or supplement any of its provisions which may be defective or inconsistent with any other provisions in the ISA or to correct any error;

(c)       to change the timing and/or nature of deposits in the Collection Account, the Payment Accounts or any REO Account, provided that (A) the Remittance Date will in no event be later than the business day prior to the related Payment Date and (B) the change would not adversely affect in any material respect the interests of any Noteholder, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment;

(d)       to modify, eliminate or add to any of its provisions to restrict (or to remove any existing restrictions with respect to) the transfer of the [Subordinate Notes];

(e)       to revise or add any other provisions with respect to matters or questions arising under the ISA or any other change, provided that the required action will not adversely affect in any material respect the interests of any Noteholder or any holder of a Serviced Pari Passu Companion Loan or Owned Subordinate Companion Loan not consenting to such revision or addition, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the notes as described in this prospectus);

(f)       to amend or supplement any provision of the ISA to the extent necessary to maintain the then-current ratings assigned to each class of Offered Notes by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the notes as described in this prospectus); provided that such amendment or supplement would not adversely affect in any material respect the interests of any Noteholder not consenting to such amendment or supplement, as evidenced by an opinion of counsel;

(g)       to modify the provisions of the ISA with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts if (a) the depositor, the master servicer, the indenture trustee and, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Holder, determine that the commercial mortgage-backed securities industry standard for such provisions has changed, in order to conform to such industry standard and (b) a Rating Agency Confirmation and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Pari Passu Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the notes as described in this prospectus);

(h)       to modify the procedures set forth in the ISA relating to compliance with Rule 17g-5, provided that the change would not adversely affect in any material respect the interests of any Noteholder, as evidenced by (A) an opinion of counsel or (B) if any note is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such notes; and provided, further, that the note administrator must give notice of any such amendment to the 17g-5 Information Provider for posting on the 17g-5 Information Provider’s website and the note administration must post such notice to its website;

(i)       to effect the qualification of the indenture and servicing agreement under the Trust Indenture Act of 1939, as amended; or

(j)       to take any action commercially reasonably necessary or advisable as required for the Issuing Entity to comply with the requirements of FATCA; or to prevent the Issuing Entity from failing to qualify as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes, or to prevent the Issuer, the holders of the notes, the holders of the Membership Interests or the indenture trustee from being subject to withholding or other taxes, fees or assessments or from otherwise being subject to U.S. federal, state, local or foreign income or franchise tax on a net income basis.

The ISA may also be amended by the parties to the ISA with the consent of the holders of notes of each class affected by such amendment evidencing, in each case, a majority of the aggregate Percentage Interests constituting the class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the ISA or of modifying in any manner the rights of the holders of the notes, except that the amendment may not directly (1) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Owned Subordinate Companion Loan that are required to be distributed on a note of any class without the consent of the holder of such note or which are required to be distributed to a holder of a Companion Loan without the consent of such holder, (2) reduce the aforesaid percentage of notes of any class the holders of which are required to consent to the amendment or remove the requirement to obtain consent of any holder of a Companion Loan or holder of the [LOAN-SPECIFIC CLASS] notes, without the consent of the holders of all notes of that class then-outstanding or such holder of the related Companion Loan, (3) adversely affect the Voting Rights of any class of notes, without the consent of the holders of all notes of that class then-outstanding, (4) change in any manner any defined term used in any MLPA or the obligations or rights of any mortgage loan seller under any MLPA without the consent of the applicable mortgage loan seller, or (5) amend the Servicing Standard without, in each case, the consent of 100% of the holders of notes or a Rating Agency Confirmation by each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the notes as described in this prospectus).

Notwithstanding the foregoing, no amendment to the ISA may be made that changes in any manner the obligations of any mortgage loan seller under any MLPA or the rights of any mortgage loan seller, including as a third party beneficiary, under the ISA, without the consent of such mortgage loan seller. In addition, no amendment to the ISA may be made that changes in any material respect the rights of the [LOAN-SPECIFIC CLASS] notes without the consent of the holders of such class. In addition, no amendment to the ISA may be made that changes any provisions specifically required to be included in the ISA by the Non-Serviced Intercreditor Agreement or the Non-Serviced Intercreditor Agreement without the consent of the holder of the Non-Serviced Companion Loan.

Also, notwithstanding the foregoing, no party will be required to consent to any amendment to the ISA without the indenture trustee, the note administrator, the master servicer, the special servicer, the asset representations reviewer and the operating advisor having first received an opinion of counsel (at the issuing entity’s expense) to the effect that the amendment does not conflict with the terms of the ISA. Further, the ISA shall not be amended (i) if such action would adversely affect the tax treatment of the Offered Notes as indebtedness, cause the Issuing Entity to be a taxable entity or constitute an event requiring a beneficial owner of an Offered Note to recognize gain or loss for U.S. federal income tax purposes, and (ii) unless the indenture trustee and the note administrator have received an opinion of counsel from Cadwalader, Wickersham & Taft LLP, or another nationally recognized tax counsel, to the effect that upon the execution of such amendment the Issuing Entity will continue to be treated as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes. Furthermore, no amendment to the ISA may be made that changes in any material respect to the rights of any class of loan-specific notes without the consent of such class.

Resignation and Removal of the Indenture Trustee and the Note Administrator

Each of the indenture trustee and the note administrator will at all times be, and will be required to resign if it fails to be, (i) a corporation, national bank, national banking association or a trust company, organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers and to accept the trust conferred under the ISA, having a combined capital and surplus of at least $[100,000,000] and subject to supervision or examination by federal or state authority and, in the case of the indenture trustee, will not be an affiliate of the master servicer or the special servicer (except during any period when the indenture trustee is acting as, or has become successor to, the master servicer or the special servicer, as the case may be), (ii) an institution insured by the Federal Deposit Insurance Corporation, (iii) an institution whose long-term senior unsecured debt is rated at least [INSERT APPLICABLE RATINGS REQUIREMENTS], or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation, and (iv) an entity that is not on the depositor’s “prohibited party” list.

The indenture trustee and the note administrator will be also permitted at any time to resign from their obligations and duties under the ISA by giving written notice (which notice will be posted to the note administrator’s website pursuant to the ISA) to the depositor, the master servicer, the special servicer, the indenture trustee or the note administrator, as applicable, all Noteholders, the operating advisor, the asset representations reviewer and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website). Upon receiving this notice of resignation, the depositor will be required to use its reasonable best efforts to promptly appoint a successor indenture trustee or note administrator acceptable to the master servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Holder. If no successor indenture trustee or note administrator has accepted an appointment within 30 days after the giving of notice of resignation, the resigning indenture trustee or note administrator, as applicable, may petition any court of competent jurisdiction to appoint a successor indenture trustee or note administrator, as applicable.

If at any time the indenture trustee or note administrator ceases to be eligible to continue as indenture trustee or note administrator, as applicable, under the ISA, and fails to resign after written request therefor by the depositor or the master servicer, or if at any time the indenture trustee or note administrator becomes incapable of acting, or if certain events of, or proceedings in respect of, bankruptcy or insolvency occur with respect to the indenture trustee or note administrator, or if the indenture trustee or note administrator fails to timely publish any report to be delivered, published, or otherwise made available by the note administrator pursuant to the ISA, and such failure continues unremedied for a period of five (5) days, or if the note administrator fails to make payments required pursuant to the ISA, the depositor will be authorized to remove the indenture trustee or note administrator, as applicable, and appoint a successor indenture trustee or note administrator acceptable to the master servicer.

In addition, holders of the notes entitled to at least [50]% of the Voting Rights may at any time, with or without cause, remove the indenture trustee or note administrator under the ISA and appoint a successor indenture trustee or note administrator. In the event that holders of the notes entitled to at least [50]% of the Voting Rights elect to remove the indenture trustee or note administrator without cause and appoint a successor, the successor indenture trustee or note administrator, as applicable, will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor. In addition, following any Event of Default of the indenture trustee or the note administrator under the ISA, if such Event of Default has not been cured or waived, (i) the indenture trustee and the note administrator, as applicable, will each be subject to termination by the issuing entity with the consent of the Directing Holder so long as no Control Termination Event with respect to the Class [__] notes has occurred and is continuing or (ii) a majority of the Senior Controlling Class or any Noteholder may, on behalf of himself and all others similarly situated, petition, at the expense of the issuing entity, any court of competent jurisdiction for the removal of the indenture trustee or the note administrator, as the case may be, and the appointment of a successor thereto.

Any resignation or removal of the indenture trustee or note administrator and appointment of a successor indenture trustee or note administrator will not become effective until (i) acceptance of appointment by the successor indenture trustee or note administrator, as applicable, and (ii) the note administrator files any required Form 8-K. Further, the resigning indenture trustee or note administrator, as the case may be, must pay all costs and expenses associated with the transfer of its duties.

The ISA will prohibit the appointment of the asset representations reviewer or one of its affiliates as successor to the indenture trustee or note administrator.

Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction

The ISA will be governed by the laws of the State of New York. Each party to the ISA will waive its respective right to a jury trial for any claim or cause of action based upon or arising out of or related to the ISA or notes. Additionally each party to the ISA will consent to the jurisdiction of any New York State and Federal courts sitting in New York City with respect to matters arising out of or related to the ISA.

[Description of the Derivative Instrument]

[THE FOLLOWING IS AN EXAMPLE OF THE DISCLOSURE THAT MAY BE PROVIDED IN A PROSPECTUS FOR A DERIVATIVE INSTRUMENT THAT PROVIDES FOR FLOATING RATE INTEREST PAYMENTS IN EXCHANGE FOR FIXED RATE INTEREST PAYMENTS FOR A PARTICULAR CLASS OF NOTES.]

General

Because the interest rate on the Class [  ] notes will be floating while the Mortgage Loans are fixed rate obligations, the issuing entity may enter into an interest rate swap contract (the “Swap Contract”) with [_____], a [__________] (the “Swap Counterparty”), to mitigate the risk associated with an increase in the floating interest rate of the Class [ ] notes. The assets of the issuing entity, which will be pledged to the indenture trustee, include the issuing entity’s rights under the Swap Contract and payments made by the Swap Counterparty under the Swap Contract.

The initial notional amount of the Swap Contract will equal the aggregate initial Principal Balance of the Class [  ] notes and the notional amount will decrease to the extent of any decrease in the Principal Balance of the Class [__] notes. The Swap Contract will have an expiration date of the payment date in [_____] (the same date as the Stated Maturity Date for the Class [__] notes) unless it has already terminated. Under the Swap Contract, the Swap Counterparty will be obligated to pay to the issuing entity on the business day prior to each Payment Date interest accrued on the notional amount of the Swap Contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) + [__]% (based on the actual number of days in the interest accrual period for the notes and a 360-day year). The issuing entity will be obligated to pay to the Swap Counterparty, on that day, interest accrued on the notional amount of the Swap Contract at a fixed interest rate of [__]% per annum.

Payments under the Swap Contract will be made on a net basis between the issuing entity and the Swap Counterparty. Any net amounts payable by the issuing entity to the Swap Counterparty on any Payment Date will be deducted from collections on the Mortgage Loans for the related Collection Period prior to making any payments of principal of the notes.

The calculation agent as defined in the Swap Contract will be [___________].

The respective obligations of the Swap Counterparty and the issuing entity to pay certain amounts due under the Swap Contract will be subject to the following conditions precedent: (i) no Swap Event of Default (as described below under “—Defaults Under Swap Contract”) or event that with the giving of notice or lapse of time or both would become an Event of Default has occurred and is continuing and (ii) no Swap Termination Event (as described below under “—Swap Termination Events”) has occurred or been effectively designated.

Defaults Under Swap Contract

Among other things, events of default under the Swap Contract (each, a “Swap Event of Default”) include:

•	failure to make payments due under the Swap Contract;
•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the Swap Counterparty;
•	any breach of the Swap Contract or related agreements by the Swap Counterparty;
•	any misrepresentation by the Swap Counterparty; certain cross-defaults by the Swap Counterparty; or
•	a merger by the issuing entity or the Swap Counterparty without assumption of its obligations under the Swap Contract.

Swap Termination Events

Among other things, termination events under the Swap Contract (each a “Swap Termination Event”) include:

•	illegality of the transactions contemplated by the Swap Contract; any early redemption or prepayment of the notes, acceleration of the notes or liquidation of the assets of the issuing entity following an Event of Default, or upon the redemption or prepayment of the notes for any other reason;

•	certain tax events that would affect the ability of either party to make payments to the other without withholding taxes, that occur because of a change in tax law or a merger or consolidation of either party;
•	an amendment to the ISA or certain other agreements that is materially adverse to the Swap Counterparty is made without the approval of the Swap Counterparty where such approval is required; or
•	failure of the Swap Counterparty (or its credit support provider, if any) to maintain its credit ratings at certain levels required by the Swap Contract, which failure may not constitute a termination event if the Swap Counterparty:
•	at its own expense, obtains an unconditional guarantee from a guarantor with the appropriate credit rating, provided that certain criteria are satisfied;
•	posts collateral; or
•	assigns its rights and obligations under the Swap Contract to a substitute Swap Counterparty that satisfies the eligibility criteria set forth in the Swap Contract.

Significance Percentage

The “significance percentage” with respect to the Swap Contract is [less than 10%] [at least 10% but less than 20%] [20% or more]. “Significance Percentage” means the percentage that the amount of the “significance estimate” (as described below) represents of the [initial aggregate Principal Balance of the Class [__] notes] [the Initial Pool Balance]. The “significance estimate” has been determined based on a reasonable good faith estimate of maximum probable exposure, made in substantially the same manner as that used in the internal risk management process of each sponsor in respect of similar interest rate swap agreements.

Termination Payments

The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Contract, to the issuing entity if an event of default or an early termination date under the Swap Contract occurs under the Swap Contract and the Swap Counterparty is the sole defaulting party or the sole affected party as contemplated under the Swap Contract. No other termination amounts will be payable by either party under the Swap Contract.

Modification and Amendment of Swap Contract

The Swap Contract may be amended, modified or waived only in writing by the Swap Counterparty and the issuing entity, with the written consent of the Rating Agencies. Any such amendment shall be deemed not to adversely affect in any material respect the interests of any noteholder if the indenture trustee has received a letter from each Rating Agency to the effect that such Rating Agency will not qualify, reduce or withdraw the rating it has currently assigned to any class of notes as a result of such amendment.

The Swap Counterparty

[The Swap Counterparty is an affiliate of [_____], one of the underwriters,] and a wholly-owned, unregulated single purpose subsidiary of [_____]. The principal executive offices of the Swap Counterparty are located at [_____], telephone number [_____].

The Swap Counterparty conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The obligations of the Swap Counterparty under its derivative instruments are guaranteed by [_____]. As of [_____] 20[__], [_____] has a long-term debt rating of “[__]” by [specify rating agency], “[__]”by [specify rating agency] and “[__]” by [specify rating agency] and a short-term debt rating of “[__]” by [specify rating agency], “[__]” by [specify rating agency] and “[__]” by [specify rating agency]. [Include the following if financial statements of [_____] are required by Item 1115 of Regulation AB.] [The consolidated financial statements of [_____] included in, or as exhibits to, the following documents filed by [_____] with the SEC, are hereby incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the year ended [_____];
•	Quarterly Report on Form 10-Q for the period ended [_____];

In addition, all financial statements of [_____] included in, or as exhibits to, documents filed by [_____] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the offering of the Offered Notes and prior to the termination of the offering are deemed incorporated by reference into this prospectus.]]

Certain Legal Aspects of Mortgage Loans

The following discussion contains general summaries of certain legal aspects of mortgage loans secured by commercial and multifamily residential properties. Because such legal aspects are governed by applicable local law (which laws may differ substantially), the summaries do not purport to be complete, to reflect the laws of any particular jurisdiction, or to encompass the laws of all jurisdictions in which the security for the mortgage loans is situated. [IF 10% OF MORTGAGE LOANS, BY OUTSTANDING BALANCE, ARE SECURED BY PROPERTIES IN A PARTICULAR JURISDICTION, RELEVANT LOCAL LAWS, TO THE EXTENT THEY VARY MATERIALLY FROM THIS DISCUSSION, WILL BE DISCUSSED IN THIS PROSPECTUS.]

General

Each mortgage loan will be evidenced by a promissory note and secured by an instrument granting a security interest in real property, which may be a mortgage, deed of trust or a deed to secure debt, depending upon the prevailing practice and law in the state in which the related mortgaged property is located. Mortgages, deeds of trust and deeds to secure debt are in this prospectus collectively referred to as “mortgages”. A mortgage creates a lien upon, or grants a title interest in, the real property covered thereby, and represents the security for the repayment of the indebtedness customarily evidenced by a promissory note. The priority of the lien created or interest granted will depend on the terms of the mortgage and, in some cases, on the terms of separate subordination agreements or intercreditor agreements with others that hold interests in the real property, the knowledge of the parties to the mortgage and, generally, the order of recordation of the mortgage in the appropriate public recording office. However, the lien of a recorded mortgage will generally be subordinate to later-arising liens for real estate taxes and assessments and other charges imposed under governmental police powers.

Types of Mortgage Instruments

There are two parties to a mortgage: a mortgagor (the borrower and usually the owner of the applicable property) and a mortgagee (the lender). In contrast, a deed of trust is a three-party instrument, among a trustor (the equivalent of a borrower), a indenture trustee to whom the real property is conveyed, and a beneficiary (the lender) for whose benefit the conveyance is made. Under a deed of trust, the trustor grants the property, irrevocably until the debt is paid, in trust and generally with a power of sale, to the indenture trustee to secure repayment of the indebtedness evidenced by the related note. A deed to secure debt typically has two parties, pursuant to which the borrower, or grantor, conveys title to the real property to the grantee, or lender generally with a power of sale, until such time as the debt is repaid. In a case where the borrower is a land trust, there would be an additional party because legal title to the property is held by a land indenture trustee under a land trust agreement for the benefit of the borrower. At origination of a mortgage loan involving a land trust, the borrower may execute a separate undertaking to make payments on the promissory note. The land indenture trustee would not be personally liable for the promissory note obligation. The mortgagee’s authority under a mortgage, the indenture trustee’s authority under a deed of trust and the grantee’s authority under a deed to secure debt are governed by the express provisions of the related instrument, the law of the state in which the real property is located, certain federal laws and, in some deed of trust transactions, the directions of the beneficiary.

Leases and Rents

Mortgages that encumber income-producing property often contain an assignment of rents and leases, and/or may be accompanied by a separate assignment of rents and leases, pursuant to which the borrower assigns to the lender the borrower’s right, title and interest as landlord under each lease and the income derived from the lease, while (unless rents are to be paid directly to the lender) retaining a revocable license to collect the rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect the rents. Local law may require that the lender take possession of the property and/or obtain a court-appointed receiver before becoming entitled to collect the rents.

In most states, hotel property and motel room rates are considered accounts receivable under the Uniform Commercial Code (“UCC”). In cases where hotel properties or motels constitute loan security, the revenues are generally pledged by the borrower as additional security for the loan. In general, the lender must file financing statements in order to perfect its security interest in the room revenues and must file continuation statements, generally every five years, to maintain perfection of such security interest. In certain cases, mortgage loans secured by hotel properties or motels may be included in the issuing entity even if the security interest in the room revenues was not perfected. Even if the lender’s security interest in room revenues is perfected under applicable nonbankruptcy law, it will generally be required to commence a foreclosure action or otherwise take possession of the property in order to enforce its rights to collect the room revenues following a default. In the bankruptcy setting, however, the lender will be stayed from enforcing its rights to collect room revenues, but those room revenues constitute “cash collateral” and therefore generally cannot be used by the bankruptcy debtor without a hearing or lender’s consent or unless the lender’s interest in the room revenues is given adequate protection (e.g., cash payment for otherwise encumbered funds or a replacement lien on unencumbered property, in either case in value equivalent to the amount of room revenues that the debtor proposes to use, or other similar relief). See “—Bankruptcy Laws” below.

Personalty

In the case of certain types of mortgaged properties, such as hotel properties, motels, nursing homes and manufactured housing, personal property (to the extent owned by the borrower and not previously pledged) may constitute a signiﬁcant portion of the property’s value as security. The creation and enforcement of liens on personal property are governed by the UCC. Accordingly, if a borrower pledges personal property as security for a mortgage loan, the lender generally must ﬁle UCC ﬁnancing statements in order to perfect its security interest in that personal property, and must ﬁle continuation statements, generally every ﬁve years, to maintain that perfection. Certain mortgage loans secured in part by personal property may be included in the issuing entity even if the security interest in such personal property was not perfected.

Foreclosure

General

Foreclosure is a legal procedure that allows the lender to recover its mortgage debt by enforcing its rights and available legal remedies under the mortgage. If the borrower defaults in payment or performance of its obligations under the promissory note or mortgage, the lender has the right to institute foreclosure proceedings to sell the real property at public auction to satisfy the indebtedness.

Foreclosure Procedures Vary from State to State

Two primary methods of foreclosing a mortgage are judicial foreclosure, involving court proceedings, and nonjudicial foreclosure pursuant to a power of sale granted in the mortgage instrument. Other foreclosure procedures are available in some states, but they are either infrequently used or available only in limited circumstances.

A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are interposed, and sometimes requires several years to complete.

See also “Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with One Action Rules”.

Judicial Foreclosure

A judicial foreclosure proceeding is conducted in a court having jurisdiction over the mortgaged property. Generally, the action is initiated by the service of legal pleadings upon all parties having a subordinate interest of record in the real property and all parties in possession of the property, under leases or otherwise, whose interests are subordinate to the mortgage. Delays in completion of the foreclosure may occasionally result from difficulties in locating defendants. When the lender’s right to foreclose is contested, the legal proceedings can be time-consuming. Upon successful completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other officer to conduct a public sale of the mortgaged property, the proceeds of which are used to satisfy the judgment. Such sales are made in accordance with procedures that vary from state to state.

Equitable and Other Limitations on Enforceability of Certain Provisions

United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions. These principles are generally designed to relieve borrowers from the effects of mortgage defaults perceived as harsh or unfair. Relying on such principles, a court may alter the speciﬁc terms of a loan to the extent it considers necessary to prevent or remedy an injustice, undue oppression or overreaching, or may require the lender to undertake affirmative actions to determine the cause of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender’s and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from a temporary ﬁnancial disability. In other cases, courts have limited the right of the lender to foreclose in the case of a nonmonetary default, such as a failure to adequately maintain the mortgaged property or an impermissible further encumbrance of the mortgaged property. Finally, some courts have addressed the issue of whether federal or state constitutional provisions reﬂecting due process concerns for adequate notice require that a borrower receive notice in addition to statutorily-prescribed minimum notice. For the most part, these cases have upheld the reasonableness of the notice provisions or have found that a public sale under a mortgage providing for a power of sale does not involve sufﬁcient state action to trigger constitutional protections.

In addition, some states may have statutory protection such as the right of the borrower to reinstate a mortgage loan after commencement of foreclosure proceedings but prior to a foreclosure sale.

Nonjudicial Foreclosure/Power of Sale

In states permitting nonjudicial foreclosure proceedings, foreclosure of a deed of trust is generally accomplished by a nonjudicial indenture trustee’s sale pursuant to a power of sale typically granted in the deed of trust. A power of sale may also be contained in any other type of mortgage instrument if applicable law so permits. A power of sale under a deed of trust allows a nonjudicial public sale to be conducted generally following a request from the beneﬁciary/lender to the indenture trustee to sell the property upon default by the borrower and after notice of sale is given in accordance with the terms of the deed of trust and applicable state law. In some states, prior to such sale, the indenture trustee under the deed of trust must record a notice of default and notice of sale and send a copy to the borrower and to any other party who has recorded a request for a copy of a notice of default and notice of sale. In addition, in some states the indenture trustee must provide notice to any other party having an interest of record in the real property, including junior lienholders. A notice of sale must be posted in a public place and, in most states, published for a speciﬁed period of time in one or more newspapers. The borrower or junior lienholder may then have the right, during a reinstatement period required in some states, to cure the default by paying the entire actual amount in arrears (without regard to the acceleration of the indebtedness), plus the lender’s expenses incurred in enforcing the obligation. In other states, the borrower or the junior lienholder is not provided a period to reinstate the loan, but has only the right to pay off the entire debt to prevent the foreclosure sale. Generally, state law governs the procedure for public sale, the parties entitled to notice, the method of giving notice and the applicable time periods.

Public Sale

A third party may be unwilling to purchase a mortgaged property at a public sale because of the difficulty in determining the exact status of title to the property (due to, among other things, redemption rights that may exist) and because of the possibility that physical deterioration of the mortgaged property may have occurred during the foreclosure proceedings. Potential buyers may also be reluctant to purchase mortgaged property at a foreclosure sale as a result of the 1980 decision of the United States Court of Appeals for the Fifth Circuit in Durrett v. Washington National Insurance Co., 621 F.2d 2001 (5th Cir. 1980) and other decisions that have followed its reasoning. The court in Durrett held that even a non-collusive, regularly conducted foreclosure sale was a fraudulent transfer under the federal bankruptcy code and, thus, could be rescinded in favor of the bankrupt’s estate, if (1) the foreclosure sale was held while the debtor was insolvent and not more than one year prior to the filing of the bankruptcy petition and (2) the price paid for the foreclosed property did not represent “fair consideration”, which is “reasonably equivalent value” under the federal bankruptcy code. Although the reasoning and result of Durrett in respect of the federal bankruptcy code was rejected by the United States Supreme Court in BFP v. Resolution Trust Corp., 511 U.S. 531 (1994), the case could nonetheless be persuasive to a court applying a state fraudulent conveyance law which has provisions similar to those construed in Durrett. Therefore, it is common for the lender to purchase the mortgaged property for an amount equal to the secured indebtedness and accrued and unpaid interest plus the expenses of foreclosure, in which event the borrower’s debt will be extinguished, or for a lesser amount in order to preserve its right to seek a deﬁciency judgment if such is available under state law and under the terms of the mortgage loan documents. Thereafter, subject to the borrower’s right in some states to remain in possession during a redemption period, the lender will become the owner of the property and have both the beneﬁts and burdens of ownership, including the obligation to pay debt service on any senior mortgages, to pay taxes, to obtain casualty insurance and to make such repairs as are necessary to render the property suitable for sale. Frequently, the lender employs a third-party management company to manage and operate the property. The costs of operating and maintaining a property may be signiﬁcant and may be greater than the income derived from that property. The costs of management and operation of those mortgaged properties which are hotels, motels, restaurants, nursing or convalescent homes, hospitals or casinos may be particularly significant because of the expertise, knowledge and, with respect to certain property types, regulatory compliance, required to run those operations and the effect which foreclosure and a change in ownership may have on the public’s and the industry’s, including franchisors’, perception of the quality of those operations. The lender also will commonly obtain the services of a real estate broker and pay the broker’s commission in connection with the sale or lease of the property. Depending upon market conditions, the ultimate proceeds of the sale of a property may not equal the lender’s investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. Because of the expenses associated with acquiring, owning and selling a mortgaged property, a lender could realize an overall loss on a mortgage loan even if the mortgaged property is sold at foreclosure, or resold after it is acquired through foreclosure, for an amount equal to the full outstanding principal amount of the loan plus accrued interest.

Furthermore, an increasing number of states require that any environmental contamination at certain types of properties be cleaned up before a property may be resold. In addition, a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See “—Environmental Considerations” below.

The holder of a junior mortgage that forecloses on a mortgaged property does so subject to senior mortgages and any other prior liens, and may be obliged to keep senior mortgage loans current in order to avoid foreclosure of its interest in the property. In addition, if the foreclosure of a junior mortgage triggers the enforcement of a “due-on-sale” clause contained in a senior mortgage, the junior mortgagee could be required to pay the full amount of the senior mortgage indebtedness or face foreclosure.

Rights of Redemption

The purposes of a foreclosure action are to enable the lender to realize upon its security and to bar the borrower, and all persons who have interests in the property that are subordinate to that of the foreclosing lender, from exercise of their “equity of redemption”. The doctrine of equity of redemption provides that, until the property encumbered by a mortgage has been sold in accordance with a properly conducted foreclosure and foreclosure sale, those having interests that are subordinate to that of the foreclosing lender have an equity of redemption and may redeem the property by paying the entire debt with interest. Those having an equity of redemption must generally be made parties to and joined in the foreclosure proceeding in order for their equity of redemption to be terminated.

The equity of redemption is a common-law (nonstatutory) right which should be distinguished from post-sale statutory rights of redemption. In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property. In some states, statutory redemption may occur only upon payment of the foreclosure sale price. In other states, redemption may be permitted if the former borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property because the exercise of a right of redemption would defeat the title of any purchaser through a foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of ownership until the redemption period has expired. In some states, a post-sale statutory right of redemption may exist following a judicial foreclosure, but not following a indenture trustee’s sale under a deed of trust.

Anti-Deficiency Legislation

Some or all of the mortgage loans are nonrecourse loans, as to which recourse in the case of default will be limited to the mortgaged property and such other assets, if any, that were pledged to secure the mortgage loan. However, even if a mortgage loan by its terms provides for recourse to the borrower’s other assets, a lender’s ability to realize upon those assets may be limited by state law. For example, in some states a lender cannot obtain a deﬁciency judgment against the borrower following foreclosure or sale under a deed of trust.

A deﬁciency judgment is a personal judgment against the former borrower equal to the difference between the net amount realized upon the public sale of the real property and the amount due to the lender. Other statutes may require the lender to exhaust the security afforded under a mortgage before bringing a personal action against the borrower. In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without ﬁrst exhausting that security; however, in some of those states, the lender, following judgment on that personal action, may be deemed to have elected a remedy and thus may be precluded from foreclosing upon the security. Consequently, lenders in those states where such an election of remedy provision exists will usually proceed ﬁrst against the security. Finally, other statutory provisions, designed to protect borrowers from exposure to large deﬁciency judgments that might result from bidding at below-market values at the foreclosure sale, limit any deﬁciency judgment to the excess of the outstanding debt over the fair market value of the property at the time of the sale.

Leasehold Considerations

Mortgage loans may be secured by a mortgage on the borrower’s leasehold interest in a ground lease. Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most signiﬁcant of these risks is that if the borrower’s leasehold were to be terminated upon a lease default, the leasehold mortgagee would lose its security. This risk may be lessened if the ground lease requires the lessor to give the leasehold mortgagee notices of lessee defaults and an opportunity to cure them, permits the leasehold estate to be assigned to and by the leasehold mortgagee or the purchaser at a foreclosure sale, and contains certain other protective provisions typically included in a “mortgageable” ground lease. Certain mortgage loans, however, may be secured by ground leases which do not contain these provisions.

In addition, where a lender has as its security both the fee and leasehold interest in the same property, the grant of a mortgage lien on its fee interest by the land owner/ground lessor to secure the debt of a borrower/ground lessee may be subject to challenge as a fraudulent conveyance. Among other things, a legal challenge to the granting of the liens may focus on the beneﬁts realized by the land owner/ground lessor from the loan. If a court concluded that the granting of the mortgage lien was an avoidable fraudulent conveyance, it might take actions detrimental to the holders of the offered certiﬁcates, including, under certain circumstances, invalidating the mortgage lien on the fee interest of the land owner/ground lessor.

Cooperative Shares

Mortgage loans may be secured by a security interest on the borrower’s ownership interest in shares, and the related proprietary leases, allocable to cooperative dwelling units that may be vacant or occupied by non-owner tenants. Such loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of a borrower in real property. Such a loan typically is subordinate to the mortgage, if any, on the cooperative’s building which, if foreclosed, could extinguish the equity in the building and the proprietary leases of the dwelling units derived from ownership of the shares of the cooperative. Further, transfer of shares in a cooperative are subject to various regulations as well as to restrictions under the governing documents of the cooperative, and the shares may be cancelled in the event that associated maintenance charges due under the related proprietary leases are not paid. Typically, a recognition agreement between the lender and the cooperative provides, among other things, the lender with an opportunity to cure a default under a proprietary lease.

Under the laws applicable in many states, “foreclosure” on cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the UCC and the security agreement relating to the shares. Article 9 of the UCC requires that a sale be conducted in a “commercially reasonable” manner, which may be dependent upon, among other things, the notice given the debtor and the method, manner, time, place and terms of the sale. Article 9 of the UCC provides that the proceeds of the sale will be applied ﬁrst to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender’s security interest. A recognition agreement, however, generally provides that the lender’s right to reimbursement is subject to the right of the cooperative to receive sums due under the proprietary leases.

Bankruptcy Laws

Operation of the federal federal bankruptcy code in Title 11 of the United States Code, as amended from time to time (“Bankruptcy Code”) and related state laws may interfere with or affect the ability of a lender to obtain payment of a loan, realize upon collateral and/or to enforce a deﬁciency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deﬁciency judgment proceedings) are automatically stayed upon the ﬁling of the bankruptcy petition, and, usually, no interest or principal payments are made during the course of the bankruptcy case. The delay and the consequences of a delay caused by an automatic stay can be signiﬁcant. For example, the filing of a petition in bankruptcy by or on behalf of a junior mortgage lien holder may stay the senior lender from taking action to foreclose out such junior lien. At a minimum, the senior lender would suffer delay due to its need to seek bankruptcy court approval before taking any foreclosure or other action that could be deemed in violation of the automatic stay under the Bankruptcy Code.

Under the Bankruptcy Code, a bankruptcy trustee, or a borrower as debtor-in-possession, may under certain circumstances sell the related mortgaged property or other collateral free and clear of all liens, claims, encumbrances and interests, which liens would then attach to the proceeds of such sale, despite the provisions of the related mortgage or other security agreement to the contrary. Such a sale may be approved by a bankruptcy court even if the proceeds are insufficient to pay the secured debt in full.

Under the Bankruptcy Code, provided certain substantive and procedural safeguards for a lender are met, the amount and terms of a mortgage or other security agreement secured by property of a debtor may be modified under certain circumstances. Pursuant to a confirmed plan of reorganization, lien avoidance or claim objection proceeding, the secured claim arising from a loan secured by real property or other collateral may be reduced to the then-current value of the property (with a corresponding partial reduction of the amount of lender’s security interest), thus leaving the lender a secured creditor to the extent of the then-current value of the property and a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Such general unsecured claims may be paid less than 100% of the amount of the debt or not at all, depending upon the circumstances. Other modifications may include the reduction in the amount of each scheduled payment, which reduction may result from a reduction in the rate of interest and/or the alteration of the repayment schedule (with or without affecting the unpaid principal balance of the loan), and/or an extension (or reduction) of the final maturity date. Some courts have approved bankruptcy plans, based on the particular facts of the reorganization case, that effected the curing of a mortgage loan default by paying arrearages over a number of years. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor through its plan of reorganization to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor’s petition. This may be done even if the plan of reorganization does not provide for payment of the full amount due under the original loan. Thus, the full amount due under the original loan may never be repaid. Other types of significant modifications to the terms of a mortgage loan may be acceptable to the bankruptcy court, such as making distributions to the mortgage holder of property other than cash, or the substitution of collateral which is the “indubitable equivalent” of the real property subject to the mortgage, or the subordination of the mortgage to liens securing new debt (provided that the lender’s secured claim is “adequately protected” as such term is defined and interpreted under the Bankruptcy Code), often depending on the particular facts and circumstances of the specific case.

Federal bankruptcy law may also interfere with or otherwise adversely affect the ability of a secured mortgage lender to enforce an assignment by a borrower of rents and leases (which “rents” may include revenues from hotels and other lodging facilities specified in the Bankruptcy Code) related to a mortgaged property if the related borrower is in a bankruptcy proceeding. Under the Bankruptcy Code, a lender may be stayed from enforcing the assignment, and the legal proceedings necessary to resolve the issue can be time consuming and may result in significant delays in the receipt of the rents. Rents (including applicable hotel and other lodging revenues) and leases may also escape such an assignment, among other things, (i) if the assignment is not fully perfected under state law prior to commencement of the bankruptcy proceeding, (ii) to the extent such rents and leases are used by the borrower to maintain the mortgaged property, or for other court authorized expenses, (iii) to the extent other collateral may be substituted for the rents and leases, (iv) to the extent the bankruptcy court determines that the lender is adequately protected, or (v) to the extent the court determines based on the equities of the case that the post-petition rents are not subject to the lender’s pre-petition security interest.

Under the Bankruptcy Code, a security interest in real property acquired before the commencement of the bankruptcy case does not extend to income received after the commencement of the bankruptcy case unless such income is a proceed, product or rent of such property. Therefore, to the extent a business conducted on the mortgaged property creates accounts receivable rather than rents or results from payments under a license rather than payments under a lease, a valid and perfected pre-bankruptcy lien on such accounts receivable or license income generally would not continue as to post-bankruptcy accounts receivable or license income.

The Bankruptcy Code provides that a lender’s perfected pre-petition security interest in leases, rents and hotel revenues continues in the post-petition leases, rents and hotel revenues, unless a bankruptcy court orders to the contrary “based on the equities of the case”. The equities of a particular case may permit the discontinuance of pre-petition security interests in post-petition leases and rents. Thus, unless a court orders otherwise, revenues from a mortgaged property generated after the date the bankruptcy petition is ﬁled will constitute “cash collateral” under the Bankruptcy Code. Debtors may only use cash collateral upon obtaining the lender’s consent or a prior court order ﬁnding that the lender’s interest in the mortgaged hotel, motel or other lodging property and the cash collateral is “adequately protected” as the term is defined and interpreted under the Bankruptcy Code. In addition to post-petition rents, any cash held by a lender in a lockbox or reserve account generally would also constitute “cash collateral” under the Bankruptcy Code. So long as the lender is adequately protected, a debtor’s use of cash collateral may be for its own benefit or for the benefit of any affiliated entity group that is also subject to bankruptcy proceedings, including use as collateral for new debt. It should be noted, however, that the court may ﬁnd that the lender has no security interest in either pre-petition or post-petition revenues if the court ﬁnds that the loan documents do not contain language covering accounts, room rents, or other forms of personalty necessary for a security interest to attach to such revenues.

The Bankruptcy Code provides generally that rights and obligations under an unexpired lease of the debtor/lessee may not be terminated or modiﬁed at any time after the commencement of a case under the Bankruptcy Code solely because of a provision in the lease to that effect or because of certain other similar events. This prohibition on so-called “ipso facto” clauses could limit the ability of a lender to exercise certain contractual remedies with respect to the leases on any mortgaged property. In addition, section 362 of the Bankruptcy Code operates as an automatic stay of, among other things, any act to obtain possession of property from a debtor’s estate, which may delay a lender’s exercise of those remedies, including foreclosure, in the event that a lessee becomes the subject of a proceeding under the Bankruptcy Code. Thus, the ﬁling of a petition in bankruptcy by or on behalf of a lessee of a mortgaged property would result in a stay against the commencement or continuation of any state court proceeding for past due rent, for accelerated rent, for damages or for a summary eviction order with respect to a default under the related lease that occurred prior to the ﬁling of the lessee’s petition. While relief from the automatic stay to enforce remedies may be requested, it can be denied for a number of reasons, including where the collateral is “necessary to an effective reorganization” for the debtor, and if a debtor’s case has been administratively consolidated with those of its affiliates, the court may also consider whether the property is “necessary to an effective reorganization” of the debtor and its affiliates, taken as a whole.

The Bankruptcy Code generally provides that a trustee in bankruptcy or debtor-in-possession may, with respect to an unexpired lease of non-residential real property, before the earlier of (i) 120 days after the filing of a bankruptcy case or (ii) the entry of an order confirming a plan, subject to approval of the court, (a) assume the lease and retain it or assign it to a third party or (b) reject the lease. If the trustee or debtor-in-possession fails to assume or reject the lease within the time specified in the preceding sentence, subject to any extensions by the bankruptcy court, the lease will be deemed rejected and the property will be surrendered to the lessor. The bankruptcy court may for cause shown extend the 120-day period up to 90 days for a total of 210 days. If the lease is assumed, the trustee in bankruptcy on behalf of the lessee, or the lessee as debtor-in-possession, or the assignee, if applicable, must cure any defaults under the lease, compensate the lessor for its losses and provide the lessor with “adequate assurance” of future performance. These remedies may be insufficient, however, as the lessor may be forced to continue under the lease with a lessee that is a poor credit risk or an unfamiliar tenant (if the lease was assigned), and any assurances provided to the lessor may, in fact, be inadequate. If the lease is rejected, the rejection generally constitutes a breach of the executory contract or unexpired lease as of the date immediately preceding the filing date of the bankruptcy petition. As a consequence, the other party or parties to the lease, such as the borrower, as lessor under a lease, generally would have only an unsecured claim against the debtor, as lessee, for damages resulting from the breach, which could adversely affect the security for the related mortgage loan. In addition, under the Bankruptcy Code, a lease rejection damages claim is limited to the “(a) rent reserved by the lease, without acceleration, for the greater of one year, or 15 percent, not to exceed three years, of the remaining term of such lease, following the earlier of the date of the bankruptcy petition and the date on which the lessor regained possession of the real property, (b) plus any unpaid rent due under such lease, without acceleration, on the earlier of such dates”.

If a trustee in bankruptcy on behalf of a lessor, or a lessor as debtor-in-possession, rejects an unexpired lease of real property, the lessee may treat the lease as terminated by the rejection or, in the alternative, the lessee may remain in possession of the leasehold for the balance of the term and for any renewal or extension of the term that is enforceable by the lessee under applicable non-bankruptcy law. The Bankruptcy Code provides that if a lessee elects to remain in possession after a rejection of a lease, the lessee may offset against rents reserved under the lease for the balance of the term after the date of rejection of the lease, and the related renewal or extension of the lease, any damages occurring after that date caused by the nonperformance of any obligation of the lessor under the lease after that date.

Similarly, bankruptcy risk is associated with an insolvency proceeding under the Bankruptcy Code of either a borrower ground lessee or a ground lessor. In general, upon the bankruptcy of a lessor or a lessee under a lease of nonresidential real property, including a ground lease, that has not been terminated prior to the bankruptcy filing date, the debtor entity has the statutory right to assume or reject the lease. Given that the Bankruptcy Code generally invalidates clauses that terminate contracts automatically upon the filing by one of the parties of a bankruptcy petition or that are conditioned on a party’s insolvency, following the filing of a bankruptcy petition, a debtor would ordinarily be required to perform its obligations under such lease until the debtor decides whether to assume or reject the lease. The Bankruptcy Code provides certain additional protections with respect to non-residential real property leases, such as establishing a specific timeframe in which a debtor must determine whether to assume or reject the lease. The bankruptcy court may extend the time to perform for up to 60 days for cause shown. Even if the agreements were terminated prior to bankruptcy, a bankruptcy court may determine that the agreement was improperly terminated and therefore remains part of the debtor’s bankruptcy estate. The debtor also can seek bankruptcy court approval to assume and assign the lease to a third party, and to modify the lease in connection with such assignment. In order to assume the lease, the debtor or assignee generally will have to cure outstanding defaults and provide “adequate assurance of future performance” in addition to satisfying other requirements imposed under the Bankruptcy Code. Under the Bankruptcy Code, subject to certain exceptions, once a lease is rejected by a debtor lessee, it is deemed breached, and the non-debtor lessor will have a claim for lease rejection damages, as described above.

If the ground lessor files for bankruptcy, it may determine until the confirmation of its plan of reorganization whether to reject the ground lease. On request of any party to the lease, the bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject the lease or to comply with the terms of the lease pending its decision to assume or reject. In the event of rejection, the non-debtor lessee will have the right to treat the lease as terminated by virtue of its terms, applicable nonbankruptcy law, or any agreement made by the lessee. The non-debtor lessee may also, if the lease term has begun, retain its rights under the lease, including its rights to remain in possession of the leased premises under the rent reserved in the lease for the balance of the term of the lease (including renewals). The term “lessee” includes any “successor, assign or mortgagee permitted under the terms of such lease”. If, pre-petition, the ground lessor had specifically granted the leasehold mortgagee such right, the leasehold mortgagee may have the right to succeed to the lessee/borrower’s position under the lease.

In the event of concurrent bankruptcy proceedings involving the ground lessor and the lessee/borrower, actions by creditors against the borrower/lessee debtor would be subject to the automatic stay, and a lender may be unable to enforce both (a) the bankrupt lessee’s/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated and to remain in possession of the property pursuant to the lease and (b) any agreement by the ground lessor to grant the lender a new lease upon such termination. In such circumstances, a lease could be terminated notwithstanding lender protection provisions contained in that lease or in the mortgage. A lender could lose its security unless the lender holds a fee mortgage or the bankruptcy court, as a court of equity, allows the mortgagee to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although consistent with the Bankruptcy Code, such position may not be adopted by the bankruptcy court.

Further, in an appellate decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir, 2003)), the court ruled with respect to an unrecorded lease of real property that where a statutory sale of leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, that sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that, at least where a memorandum of lease had not been recorded, this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee would be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that a leasehold mortgagor and/or a leasehold mortgagee (to the extent it has standing to intervene) would be able to recover the full value of the leasehold interest in bankruptcy court.

Because of the possible termination of the related ground lease, whether arising from a bankruptcy, the expiration of a lease term or an uncured defect under the related ground lease, lending on a leasehold interest in a real property is riskier than lending on the fee interest in the property.

In a bankruptcy or similar proceeding involving a borrower, action may be taken seeking the recovery as a preferential transfer of any payments made by such borrower, or made directly by the related lessee, under the related mortgage loan to the issuing entity. Payments on long term debt may be protected from recovery as preferences if they qualify for the “ordinary course” exception under the Bankruptcy Code or if certain other defenses in the Bankruptcy Code are applicable. Whether any particular payment would be protected depends upon the facts speciﬁc to a particular transaction.

In addition, in a bankruptcy or similar proceeding involving any borrower or an affiliate, an action may be taken to avoid the transaction (or any component of the transaction, such as joint and several liability on the related mortgage loan) as an actual or constructive fraudulent conveyance under state or federal law. Any payment by a borrower in excess of its allocated share of the loan could be challenged as a fraudulent conveyance by creditors of that borrower in an action outside a bankruptcy case or by the representative of the borrower’s bankruptcy estate in a bankruptcy case. Generally, under federal and most state fraudulent conveyance statutes, the incurrence of an obligation or the transfer of property by a person will be subject to avoidance under certain circumstances if the person transferred such property with the intent to hinder, delay or defraud its creditors or the person did not receive fair consideration or reasonably equivalent value in exchange for such obligation or transfer and (i) was insolvent or was rendered insolvent by such obligation or transfer, (ii) was engaged in business or a transaction, or was about to engage in business or a transaction, for which any property remaining with the person constituted unreasonably small capital, or (iii) intended to, or believed that it would, incur debts that would be beyond the person’s ability to pay as such debts matured. The measure of insolvency will vary depending on the law of the applicable jurisdiction. However, an entity will generally be considered insolvent if the present fair salable value of its assets is less than (x) the sum of its debts or (y) the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. Accordingly, in a multi-borrower loan transaction, a lien granted by one of the borrowers to secure repayment of the loan in excess of its allocated share of loan proceeds could be avoided if a court were to determine that (i) such borrower was insolvent at the time of granting the lien, was rendered insolvent by the granting of the lien, was left with inadequate capital, or was not able to pay its debts as they matured and (ii) such borrower did not, when it allowed its property to be encumbered by a lien securing the entire indebtedness represented by the loan, receive fair consideration or reasonably equivalent value for pledging such property for the equal benefit of each other borrower.

A bankruptcy court may, under certain circumstances, authorize a debtor to obtain credit after the commencement of a bankruptcy case, secured by, among other things, senior, equal or junior liens on property that is already subject to a lien. In the bankruptcy case of In re General Growth Properties, Inc. 409 B.R. 43 (Bankr. S.D.N.Y. 2009) filed on April 16, 2009, the debtors initially sought approval of a debtor-in-possession loan to the corporate parent entities guaranteed by the property-level single purpose entities and secured by second liens on their properties. Although the debtor-in-possession loan subsequently was modified to eliminate the subsidiary guarantees and second liens, we cannot assure you that, in the event of a bankruptcy of the borrower sponsor, the borrower sponsor would not seek approval of a similar debtor-in-possession loan, or that a bankruptcy court would not approve a debtor-in-possession loan that included such subsidiary guarantees and second liens on such subsidiaries’ properties.

Certain of the borrowers may be partnerships. The laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code with respect to a general partner will cause a person to cease to be a general partner of the limited partnership, unless otherwise provided in writing in the limited partnership agreement. This provision may be construed as an “ipso facto” clause and, in the event of the general partner’s bankruptcy, may not be enforceable. Certain limited partnership agreements of the borrowers may provide that the commencement of a case under the Bankruptcy Code with respect to the related general partner constitutes an event of withdrawal (assuming the enforceability of the clause is not challenged in bankruptcy proceedings or, if challenged, is upheld) that might trigger the dissolution of the limited partnership, the winding up of its affairs and the distribution of its assets, unless (i) at the time there was at least one other general partner and the written provisions of the limited partnership permit the business of the limited partnership to be carried on by the remaining general partner and that general partner does so or (ii) the written provisions of the limited partnership agreement permit the limited partners to agree within a speciﬁed time frame (often 60 days) after the withdrawal to continue the business of the limited partnership and to the appointment of one or more general partners and the limited partners do so. In addition, the laws governing general partnerships in certain states provide that the commencement of a case under the Bankruptcy Code or state bankruptcy laws with respect to a general partner of the partnerships triggers the dissolution of the partnership, the winding up of its affairs and the distribution of its assets. Those state laws, however, may not be enforceable or effective in a bankruptcy case. Limited liability companies may be subjected to similar treatment as that described in this prospectus with respect to limited partnerships. The dissolution of a borrower, the winding up of its affairs and the distribution of its assets could result in an acceleration of its payment obligation under the borrower’s mortgage loan, which may reduce the yield on the Offered Notes in the same manner as a principal prepayment.

In addition, the bankruptcy of the general or limited partner of a borrower that is a partnership, or the bankruptcy of a member of a borrower that is a limited liability company or the bankruptcy of a shareholder of a borrower that is a corporation may provide the opportunity in the bankruptcy case of the partner, member or shareholder to obtain an order from a court consolidating the assets and liabilities of the partner, member or shareholder with those of the mortgagor pursuant to the doctrines of substantive consolidation or piercing the corporate veil. In such a case, the respective mortgaged property, for example, would become property of the estate of the bankrupt partner, member or shareholder. Not only would the mortgaged property be available to satisfy the claims of creditors of the partner, member or shareholder, but an automatic stay would apply to any attempt by the indenture trustee to exercise remedies with respect to the mortgaged property. However, such an occurrence should not affect a lender’s status as a secured creditor with respect to the mortgagor or its security interest in the mortgaged property.

A borrower that is a limited partnership, in many cases, may be required by the loan documents to have a single purpose entity as its sole general partner, and a borrower that is a general partnership, in many cases, may be required by the loan documents to have as its general partners only entities that are single purpose entities. A borrower that is a limited liability company may be required by the loan documents to have a single purpose member or a springing member. All borrowers that are tenants-in-common may be required by the loan documents to be single purpose entities. These provisions are designed to mitigate the risk of the dissolution or bankruptcy of the borrower partnership or its general partner, a borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common. However, we cannot assure you that any borrower partnership or its general partner, or any borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common, will not dissolve or become a debtor under the Bankruptcy Code.

Environmental Considerations

General

A lender may be subject to environmental risks when taking a security interest in real property. Of particular concern may be properties that are or have been used for industrial, manufacturing, military or disposal activity. Such environmental risks include the possible diminution of the value of a contaminated property or, as discussed below, potential liability for clean-up costs or other remedial actions that could exceed the value of the property or the amount of the lender’s loan. In certain circumstances, a lender may decide to abandon a contaminated mortgaged property as collateral for its loan rather than foreclose and risk liability for clean-up costs.

Superlien Laws

Under the laws of many states, contamination on a property may give rise to a lien on the property for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a “superlien”.

CERCLA

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict liability on present and past “owners” and “operators” of contaminated real property for the costs of clean-up. A secured lender may be liable as an “owner” or “operator” of a contaminated mortgaged property if agents or employees of the lender have participated in the management or operation of such mortgaged property. Such liability may exist even if the lender did not cause or contribute to the contamination and regardless of whether the lender has actually taken possession of a mortgaged property through foreclosure, deed in lieu of foreclosure or otherwise. Moreover, such liability is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Excluded from CERCLA’s deﬁnition of “owner” or “operator, “ however, is a person “who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest”. This is the so called “secured creditor exemption”.

The Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996 (the “1996 Act”) amended, among other things, the provisions of CERCLA with respect to lender liability and the secured creditor exemption. The 1996 Act offers protection to lenders by deﬁning the activities in which a lender can engage and still have the beneﬁt of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a mortgaged property, the lender must actually participate in the operational affairs of the property of the borrower. The 1996 Act provides that “merely having the capacity to inﬂuence, or unexercised right to control” operations does not constitute participation in management. A lender will lose the protection of the secured creditor exemption if it exercises decision-making control over the borrower’s environmental compliance and hazardous substance handling or disposal practices, or assumes day-to-day management of environmental or substantially all other operational functions of the mortgaged property. The 1996 Act also provides that a lender will continue to have the beneﬁt of the secured creditor exemption even if it forecloses on a mortgaged property, purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure provided that the lender seeks to sell the mortgaged property at the earliest practicable commercially reasonable time on commercially reasonable terms.

Certain Other Federal and State Laws

Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the federal Resource Conservation and Recovery Act.

Some federal, state and local laws, regulations and ordinances govern the management, removal, encapsulation or disturbance of asbestos-containing materials. These laws, as well as common law standards, may impose liability for releases of or exposure to asbestos-containing materials, and provide for third parties to seek recovery from owners or operators of real properties for personal injuries associated with those releases.

Federal legislation requires owners of residential housing constructed prior to 1978 to disclose to potential residents or purchasers any known lead-based paint hazards and will impose treble damages for any failure to disclose. In addition, the ingestion of lead-based paint chips or dust particles by children can result in lead poisoning. If lead-based paint hazards exist at a property, then the owner of that property may be held liable for injuries and for the costs of removal or encapsulation of the lead-based paint.

In a few states, transfers of some types of properties are conditioned upon clean-up of contamination prior to transfer. In these cases, a lender that becomes the owner of a property through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean-up the contamination before selling or otherwise transferring the property.

Beyond statute-based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to property) related to hazardous environmental conditions on a property. While it may be more difficult to hold a lender liable under common law causes of action, unanticipated or uninsured liabilities of the borrower may jeopardize the borrower’s ability to meet its loan obligations or may decrease the re-sale value of the collateral.

Additional Considerations

The cost of remediating hazardous substance contamination at a property can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets. Accordingly, it is possible that such costs could become a liability of the issuing entity and occasion a loss to the certiﬁcateholders.

If a lender forecloses on a mortgage secured by a property, the operations on which are subject to environmental laws and regulations, the lender will be required to operate the property in accordance with those laws and regulations. Such compliance may entail substantial expense, especially in the case of industrial or manufacturing properties.

In addition, a lender may be obligated to disclose environmental conditions on a property to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected property, sometimes substantially, and thereby decrease the ability of the lender to recover its investment in a loan upon foreclosure.

Due-on-Sale and Due-on-Encumbrance Provisions

Certain of the mortgage loans may contain “due-on-sale” and “due-on-encumbrance” clauses that purport to permit the lender to accelerate the maturity of the loan if the borrower transfers or encumbers the related mortgaged property. The Garn-St Germain Depository Institutions Act of 1982 (the “Garn Act”) generally preempts state laws that prohibit the enforcement of due-on-sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to certain limitations as set forth in the Garn

Act and related regulations. Accordingly, a lender may nevertheless have the right to accelerate the maturity of a mortgage loan that contains a “due-on-sale” provision upon transfer of an interest in the property, without regard to the lender’s ability to demonstrate that a sale threatens its legitimate security interest.

Subordinate Financing

The terms of certain of the mortgage loans may not restrict the ability of the borrower to use the mortgaged property as security for one or more additional loans, or such restrictions may be unenforceable. Where a borrower encumbers a mortgaged property with one or more junior liens, the senior lender is subjected to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Moreover, if the subordinate ﬁnancing permits recourse to the borrower (as-is frequently the case) and the senior loan does not, a borrower may have more incentive to repay sums due on the subordinate loan. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender’s security may create a superior equity in favor of the junior lender. For example, if the borrower and the senior lender agree to an increase in the principal amount of or the interest rate payable on the senior loan, the senior lender may lose its priority to the extent any existing junior lender is harmed or the borrower is additionally burdened. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with or delay the taking of action by the senior lender. Moreover, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

Default Interest and Limitations on Prepayments

Promissory notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made, and in some circumstances, may prohibit prepayments for a speciﬁed period and/or condition prepayments upon the borrower’s payment of prepayment fees or yield maintenance penalties. In certain states, there are or may be speciﬁc limitations upon the late charges which a lender may collect from a borrower for delinquent payments. Certain states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment fees or penalties upon an involuntary prepayment is unclear under the laws of many states.

Applicability of Usury Laws

Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“Title V”) provides that state usury limitations will not apply to certain types of residential (including multifamily) ﬁrst mortgage loans originated by certain lenders after March 31, 1980. Title V authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V. Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Statutes differ in their provisions as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest due above the applicable limit or impose a speciﬁed penalty. Under this statutory scheme, the borrower may cancel the recorded mortgage or deed of trust upon paying its debt with lawful interest, and the lender may foreclose, but only for the debt plus lawful interest. A second group of statutes is more severe. A violation of this type of usury law results in the invalidation of the transaction, thereby permitting the borrower to cancel the recorded mortgage or deed of trust without any payment or prohibiting the lender from foreclosing.

Americans with Disabilities Act

Under Title III of the Americans with Disabilities Act of 1990 and related regulations (collectively, the “ADA”), in order to protect individuals with disabilities, public accommodations (such as hotel properties, restaurants, shopping centers, hospitals, schools and social service center establishments) must remove architectural and communication barriers which are structural in nature from existing places of public accommodation to the extent “readily achievable”. In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the ﬁnancial resources of the affected site, owner, landlord or other applicable person. In addition to imposing a possible ﬁnancial burden on the borrower in its capacity as owner or landlord, the ADA may also impose such requirements on a foreclosing lender who succeeds to the interest of the borrower as owner or landlord. Furthermore, since the “readily achievable” standard may vary depending on the ﬁnancial condition of the owner or landlord, a foreclosing lender who is ﬁnancially more capable than the borrower of complying with the requirements of the ADA may be subject to more stringent requirements than those to which the borrower is subject.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act as amended (the “Relief Act”), a borrower who enters military service after the origination of such borrower’s mortgage loan (including a borrower who was in reserve status and is called to active duty after origination of the mortgage loan), upon notiﬁcation by such borrower, will not be charged interest, including fees and charges, in excess of 6% per annum during the period of such borrower’s active duty status. In addition to adjusting the interest, the lender must forgive any such interest in excess of 6% unless a court or administrative agency orders otherwise upon application of the lender. The Relief Act applies to individuals who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military. Because the Relief Act applies to individuals who enter military service (including reservists who are called to active duty) after origination of the related mortgage loan, no information can be provided as to the number of loans with individuals as borrowers that may be affected by the Relief Act. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of a master servicer or special servicer to collect full amounts of interest on certain of the mortgage loans. Any shortfalls in interest collections resulting from the application of the Relief Act would result in a reduction of the amounts distributable to the holders of certiﬁcates, and would not be covered by advances or, any other form of credit support provided in connection with the certiﬁcates. In addition, the Relief Act imposes limitations that would impair the ability of a lender to foreclose on an affected mortgage loan during the borrower’s period of active duty status, and, under certain circumstances, during an additional one-year period thereafter.

Anti-Money Laundering, Economic Sanctions and Bribery

Many jurisdictions have adopted wide-ranging anti-money laundering, economic and trade sanctions, and anti-corruption and anti-bribery laws, and regulations (collectively, the “Requirements”). Any of the depositor, the issuing entity, the underwriters or other party to the ISA could be requested or required to obtain certain assurances from prospective investors intending to purchase notes and to retain such information or to disclose information pertaining to them to governmental, regulatory or other authorities or to financial intermediaries or engage in due diligence or take other related actions in the future. Failure to honor any request by the depositor, the issuing entity, the underwriters or other party to the ISA to provide requested information or take such other actions as may be necessary or advisable for the depositor, the issuing entity, the underwriters or other party to the ISA to comply with any Requirements, related legal process or appropriate requests (whether formal or informal) may result in, among other things, a forced sale to another investor of such investor’s notes. In addition, it is expected that each of the depositor, the issuing entity, the underwriters and the other parties to the ISA will comply with the U.S. Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the “Patriot Act”), the Anti-Money Laundering Act of 2020, including the Corporate Transparency Act, and any other anti-money laundering and anti-terrorism, economic and trade sanctions, and anti-corruption or anti-bribery laws, and regulations of the United States and other countries, and will disclose any information required or requested by authorities in connection with such compliance. It is currently unclear as to the long-term implications of the Anti-Money Laundering Act of 2020 or the Corporate Transparency Act.

Potential Forfeiture of Assets

Federal law provides that assets (including property purchased or improved with assets) derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, is subject to the blocking requirements of economic sanctions laws and regulations, and can be blocked and/or seized and ordered forfeited to the United States of America. The offenses that can trigger such a blocking and/or seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the U.S. Bank Secrecy Act, the anti-money laundering, anti-terrorism, economic sanctions, and anti-bribery laws and regulations, including the Patriot Act and the regulations issued pursuant to that act, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (a) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or (b) the lender, at the time of the execution of the mortgage, “did not know or was reasonably without cause to believe that the property was subject to forfeiture”. However, there is no assurance that such a defense will be successful.

Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties

3650 REIT and its affiliates are playing several roles in this transaction. 3650 REIT Commercial Mortgage Securities II LLC is the depositor and an affiliate of 3650 REIT. 3650 REIT and the other mortgage loan sellers originated, co-originated or acquired the mortgage loans and will be selling them to the depositor.

[In addition, 3650 REIT currently holds the [_______] Pari Passu Companion Loan. However, 3650 REIT intends to sell the [________] Pari Passu Companion Loan in connection with a future securitization. In addition, with respect to [__] mortgage loan identified as “[______]” on Annex A-1, representing approximately [__]% of the Initial Pool Balance, 3650 REIT is the holder of a related mezzanine loan secured by direct or indirect equity interests in the borrower under such mortgage loan.]

[[__] and certain other third party lenders provide warehouse financing to certain affiliates of [MORTGAGE LOAN SELLER] (the “Financing Affiliates”) through various repurchase facilities and other lending arrangements. Some or all of the [MORTGAGE LOAN SELLER] Mortgage Loans are (or as of the securitization closing date may be) subject to such repurchase facilities and other lending arrangements. If such is the case at the time the notes are issued, then [MORTGAGE LOAN SELLER] will use the proceeds from its sale of the [MORTGAGE LOAN SELLER] Mortgage Loans to the depositor to, among other things, acquire the financed [MORTGAGE LOAN SELLER] Mortgage Loans from the Financing Affiliates, and the Financing Affiliates will, in turn, use the funds that they receive from [MORTGAGE LOAN SELLER] to, among other things, reacquire or otherwise obtain the release of the warehoused [MORTGAGE LOAN SELLER] Mortgage Loans from the repurchase agreement counterparties or other types of lenders free and clear of any liens. As of [_____], [__] was the repurchase agreement counterparty with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, with an aggregate Cut-off Date Balance of $[_______]. The note administrator is the interim custodian of the loan documents with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_________]. In addition, the note administrator acts as interim servicer with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_______].]

[ADD SIMILAR DISCLOSURE, IF APPLICABLE, FOR OTHER SPONSORS OR MORTGAGE LOAN SELLERS]

[The note administrator is also the note administrator, the custodian, the note registrar and the 17g-5 information provider under the [______] indenture and servicing agreement with respect to the [______] Whole Loan.]

[The master servicer is also the master servicer under the [______] indenture and servicing agreement with respect to the [______] Whole Loan.]

[The asset representations reviewer is also the asset representations reviewer under the [______] indenture and servicing agreement with respect to the [______] Whole Loan.]

[The special servicer is an affiliate of the entity that is expected to purchase the [____] notes (and may purchase certain other classes of notes) and to be appointed as the initial Directing Holder.]

See “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Master Servicer and the Special Servicer”, “—Potential Conflicts of Interest of the Asset Representations Reviewer”, “—Potential Conflicts of Interest of the Directing Holder and the Companion Loan Holders” and “—Risks Relating to the Mortgage Loans—Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks”. For a description of certain other affiliations, relationships and related transactions, to the extent known and material, among the transaction parties, see the individual descriptions of the transaction parties under “Transaction Parties”.

Pending Legal Proceedings Involving Transaction Parties

While the sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions relating to repurchase claims, there are no legal proceedings pending, or any proceedings known to be contemplated by any governmental authorities, against the sponsors that are material to Noteholders.

[For a description of certain other material legal proceedings pending against the transaction parties, see the individual descriptions of the transaction parties under “Transaction Parties”.]

Use of Proceeds

Certain of the net proceeds from the sale of the Offered Notes, together with the net proceeds from the sale of the other notes not being offered by this prospectus, will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the notes. [If applicable, disclosure of the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing will be included as required by Item 1107(j) of Regulation AB.]

Yield and Maturity Considerations

Yield Considerations

General

The “Stated Maturity Date” of the notes is the Payment Date in [INSERT STATED MATURITY DATE]. The yield to maturity on the Offered Notes will depend upon the price paid by the investors, the rate and timing of the payments in reduction of the Principal Balance of the applicable class of Offered Notes, and the rate, timing and severity of losses on the Mortgage Loans.

Rate and Timing of Principal Payments

The rate and amount of payments in reduction of the Principal Balance of any class of Offered Notes and the yield to maturity of any class of Offered Notes will be directly related to the rate of payments of principal (both scheduled and unscheduled) on the Mortgage Loans, as well as borrower defaults and the severity of losses occurring upon a default and the resulting rate and timing of collections made in connection with liquidations of Mortgage Loans due to these defaults. Principal payments on the Mortgage Loans will be affected by their amortization schedules, lockout periods, defeasance provisions, provisions relating to the release and/or application of earnout reserves, provisions requiring prepayments in connection with the release of real property collateral, requirements to pay yield maintenance charges or prepayment premiums in connection with principal payments, the dates on which balloon payments are due, incentives for a borrower to repay an ARD Loan by the related Anticipated Repayment Date, property release provisions, provisions relating to the application or release of earnout reserves, and any extensions of maturity dates by the master servicer or the special servicer. While voluntary prepayments of some Mortgage Loans are generally prohibited during applicable prepayment lockout periods, effective prepayments may occur if a sufficiently significant portion of a mortgaged property is lost due to casualty or condemnation. In addition, such payments in reduction of Principal Balances of the respective classes of Offered Notes may result from repurchases of, or substitutions for, Mortgage Loans made by the sponsors due to missing or defective documentation or breaches of representations and warranties with respect to the Mortgage Loans as described under “Description of the Mortgage Loan Purchase Agreements”, paydowns of the notes in the manner described under “Description of the Notes —Redemption of Notes”, and the exercise of purchase options by the holder of companion loan, a mezzanine loan, if any, or the holder of the [LOAN-SPECIFIC CLASS] notes. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Purchase Option]”. To the extent a Mortgage Loan requires payment of a yield maintenance charge or prepayment premium in connection with a voluntary prepayment, any such yield maintenance charge or prepayment premium generally is not due in connection with a prepayment due to casualty or condemnation, is not included in the purchase price of a Mortgage Loan purchased or repurchased due to a breach of a representation or warranty or otherwise, and may not be enforceable or collectible upon a default.

The notes are subject to an [Optional Redemption, Clean-up Call and Tax Redemption], in each case as described under “Description of the Notes—Redemption of Notes—Optional Redemption”, “—Clean-up Call”, “—Tax Redemption” and “—Tax Redemption, Optional Redemption and Clean-up Call Procedures”.

The extent to which the yield to maturity of any class of Offered Notes may vary from the anticipated yield will depend upon the degree to which the notes are purchased at a discount or premium and when, and to what degree, payments of principal on the Mortgage Loans are in turn distributed on the notes. An investor should consider, in the case of any note purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield and, in the case of any note purchased at a premium, the risk that a faster than anticipated rate of principal payments could result in an actual yield to such investor that is lower than the anticipated yield. In general, the earlier a payment of principal on the Mortgage Loans is distributed or otherwise results in reduction of the Principal Balance of a note purchased at a discount or premium, the greater will be the effect on an investor’s yield to maturity. As a result, the effect on an investor’s yield of principal payments distributed on an investor’s notes occurring at a rate higher (or lower) than the rate anticipated by the investor during any particular period would not be fully offset by a subsequent like reduction (or increase) in the rate of principal payments.

Certain Relevant Factors Affecting Loan Payments and Defaults

The rate and timing of principal payments and defaults and the severity of losses on the Mortgage Loans may be affected by a number of factors, including, without limitation, the availability of credit for commercial or multifamily real estate, prevailing interest rates, the terms of the Mortgage Loans (for example, due-on-sale clauses, lockout periods or yield maintenance charges, release of property provisions, amortization terms that require balloon payments and incentives for a borrower to repay its mortgage loan by an anticipated repayment date), the demographics and relative economic vitality of the areas in which the Mortgaged Properties are located and the general supply and demand for rental properties in those areas, the quality of management of the Mortgaged Properties, the servicing of the Mortgage Loans, possible changes in tax laws and other opportunities for investment. See “Risk Factors” and “Description of the Mortgage Pool”.

The rate of prepayment on the pool of Mortgage Loans is likely to be affected by prevailing market interest rates for Mortgage Loans of a comparable type, term and risk level as the Mortgage Loans. When the prevailing market interest rate is below a mortgage interest rate, a borrower may have an increased incentive to refinance its Mortgage Loan. [Even in the case of floating rate Mortgage Loans, as prevailing market interest rates decline, and without regard to whether the mortgage interest rates on the floating rate Mortgage Loans decline in a manner consistent with market interest rates, the related borrowers may have an increased incentive to refinance for purposes of either (1) converting to a fixed rate loan and thereby “locking in” that rate or (2) taking advantage of a different index, margin or rate cap or floor on another floating rate Mortgage Loan.] Although the Mortgage Loans contain provisions designed to mitigate the likelihood of an early loan repayment, we cannot assure you that the related borrowers will refrain from prepaying their Mortgage Loans due to the existence of these provisions, or that involuntary prepayments will not occur. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.

With respect to certain Mortgage Loans, the related Mortgage Loan documents allow for the sale of individual properties and the severance of the related debt and the assumption by the transferee of such portion of the Mortgage Loan as-is allocable to the individual property acquired by that transferee, subject to the satisfaction of certain conditions. In addition, with respect to certain Mortgage Loans, the related Mortgage Loan documents allow for partial releases of individual Mortgaged Properties during a lockout period or during such time as a yield maintenance charge would otherwise be payable, which could result in a prepayment of a portion of the initial principal balance of the related Mortgage Loan without payment of a yield maintenance charge or prepayment premium. Additionally, in the case of a partial release of an individual Mortgaged Property, the related release amount in many cases is greater than the allocated loan amount for the Mortgaged Property being released, which would result in a greater than proportionate paydown of the Mortgage Loan. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Partial Releases”.

Depending on prevailing market interest rates, the outlook for market interest rates and economic conditions generally, some borrowers may sell Mortgaged Properties in order to realize their equity in the Mortgaged Property, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by federal and state tax laws (which are subject to change) to sell Mortgaged Properties prior to the exhaustion of tax depreciation benefits.

We make no representation as to the particular factors that will affect the rate and timing of prepayments and defaults on the Mortgage Loans, as to the relative importance of those factors, as to the percentage of the principal balance of the Mortgage Loans that will be prepaid or as to which a default will have occurred as of any date or as to the overall rate of prepayment or default on the Mortgage Loans.

Delay in Payment on the Notes

Because each monthly payment is made on each Payment Date, which is at least [__] days after the end of the related Interest Accrual Period for the notes, the effective yield to the holders of such notes will be lower than the yield that would otherwise be produced by the applicable Interest Rates and purchase prices (assuming the prices did not account for the delay).

Weighted Average Life

The weighted average life of any note refers to the average amount of time that will elapse from the date of its issuance until each dollar to be applied in reduction of the Principal Balance of those notes is paid to the related investor. The weighted average life of a note will be influenced by, among other things, the rate at which principal on the mortgage loans is paid or otherwise received, which may be in the form of scheduled amortization, voluntary prepayments, Insurance and Condemnation Proceeds and Liquidation Proceeds. Payments among the various classes of notes will be made as set forth under “Description of the Notes—Payments on the Notes—Priority of Payments”.

Prepayments on Mortgage Loans may be measured by a prepayment standard or model. The “Constant Prepayment Rate” or “CPR” model represents an assumed constant annual rate of prepayment each month, expressed as a per annum percentage of the then-scheduled principal balance of the pool of Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan). The “CPY” model represents an assumed CPR prepayment rate after any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period. The model used in this prospectus is the CPY model. As used in each of the following tables, the column headed “0% CPY” assumes that none of the Mortgage Loans is prepaid before its maturity date or Anticipated Repayment Date, as the case may be. The columns headed [“25% CPY”, “50% CPY”, “75% CPY”] and “100% CPY” assume that prepayments on the Mortgage Loans are made (or, with respect to an AB Whole Loan, principal is allocated to the related Mortgage Loan) at those levels of CPR following the expiration of any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period (except as described below). We cannot assure you, however, that prepayments of the Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan) will conform to any level of CPY, and we make no representation that the Mortgage Loans will prepay at the levels of CPY shown or at any other prepayment rate.

The following tables indicate the percentage of the initial Principal Balance of each class of the Offered Notes that would be outstanding after each of the dates shown at various CPYs and the corresponding weighted average life of each class of Offered Notes. The tables have been prepared on the basis of the following assumptions (the “Modeling Assumptions”), among others:

•	each Mortgage Loan is assumed to prepay at the indicated level of CPY. The column headed “0% CPY” assumes that none of the Mortgage Loans is prepaid before the maturity date. The columns headed “25% CPY”, “50% CPY”, “75% CPY” and “100% CPY” assume that prepayments on the Mortgage Loans are made at those levels of CPY following the expiration of any applicable lockout period, any period in which defeasance is permitted and any applicable yield maintenance period,
•	the Mortgage Loan identified on Annex A-1 to this prospectus as [_____] is assumed not to have prepaid during the applicable lockout period in connection with achieving a debt yield equal to a debt yield threshold set forth in the related mortgage loan documents,
•	there are no delinquencies,
•	scheduled interest and principal payments, including balloon payments, on the Mortgage Loans are received on a timely basis, beginning in [DATE],
•	no prepayment premiums or yield maintenance charges are collected,
•	[no party exercises its right of optional termination of the issuing entity described in this prospectus or any other purchase option with respect to a Mortgage Loan described in this prospectus,]
•	no [Optional Redemption, Tax Redemption or Clean-up Call] occurs,
•	no Mortgage Loan is required to be repurchased from the issuing entity,
•	the Administrative Cost Rate for each Mortgage Loan is the rate set forth on Annex A-1 to this prospectus with respect to such Mortgage Loan. The Administrative Cost Rate is calculated on the Stated Principal Balance of the Mortgage Loans and in the same manner as interest is calculated on the Mortgage Loans,

•	there are no shortfalls unrelated to defaults or appraisal reductions allocated to any class of notes,
•	no Event of Default occurs,
•	payments on the notes are made on the [__] calendar day (each assumed to be a business day) of each month, commencing in [DATE],
•	the notes will be issued on the Closing Date,
•	the Interest Rate with respect to each class of Offered Notes is as described under “Description of the Notes—Payments on the Notes—Interest Rates” in this prospectus,
•	all prepayments are assumed to be voluntary prepayments and will not include, without limitation, Liquidation Proceeds, condemnation proceeds, insurance proceeds, proceeds from the purchase of a Mortgage Loan from the issuing entity or any prepayment that is accepted by the master servicer or the special servicer pursuant to a workout, settlement or loan modification, and
•	the initial respective principal balances of the various classes of notes are as set forth in the table and the footnotes to the table under “Summary of Notes” in this prospectus.

To the extent that the Mortgage Loans have characteristics that differ from those assumed in preparing the tables set forth below, a class of Offered Notes may mature earlier or later than indicated by the tables. The tables set forth below are for illustrative purposes only and it is highly unlikely that the Mortgage Loans will actually prepay at any constant rate until maturity or that all the Mortgage Loans will prepay at the same rate. In addition, variations in the actual prepayment experience and the balance of the Mortgage Loans that prepay may increase or decrease the percentages of initial Principal Balances (and weighted average lives) shown in the following tables. These variations may occur even if the average prepayment experience of the Mortgage Loans were to equal any of the specified CPY percentages. Investors should not rely on the prepayment assumptions set forth in this prospectus and are urged to conduct their own analyses of the rates at which the Mortgage Loans may be expected to prepay, based on their own assumptions. Based on the foregoing assumptions, the following tables indicate the resulting weighted average lives of each class of Offered Notes and set forth the percentage of the initial Principal Balance of the class of the note that would be outstanding after each of the dates shown at the indicated CPYs.

Percent of the Initial Principal Balance
of the Class [___] Notes at the Respective CPYs
Set Forth Below:

Payment Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)
  _____________________
(1)	The weighted average life of the Class [__] notes is determined by (a) multiplying the amount of each principal payment on it by the number of years from the date of issuance of the Class [__] notes to the related Payment Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] notes.

Percent of the Initial Principal Balance
of the Class [__] Notes at the Respective CPYs
Set Forth Below:

Payment Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)

(1)	The weighted average life of the Class [___] notes is determined by (a) multiplying the amount of each principal payment on it by the number of years from the date of issuance of the Class [___] notes to the related Payment Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [___] notes.

Percent of the Initial Principal Balance
of the Class [EXCH] Notes at the Respective CPYs
Set Forth Below:

Payment Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)
  _____________________
(1)	The weighted average life of the Class [__] notes is determined by (a) multiplying the amount of each principal payment on it by the number of years from the date of issuance of the Class [__] notes to the related Payment Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] notes.

Pre-Tax Yield to Maturity Tables

The following tables indicate the approximate pre-tax yield to maturity on a corporate bond equivalent basis on the Offered Notes for the specified CPYs based on the assumptions set forth under
“—Weighted Average Life” above. It was further assumed that the purchase price of the Offered Notes is as specified in the tables below, expressed as a percentage of the initial Principal Balance plus accrued interest from [_______] to the Closing Date.

The yields set forth in the following tables were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the applicable class of Offered Notes, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price of such class, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculations do not take into account shortfalls in collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as payments on the applicable class of notes (and, accordingly, do not purport to reflect the return on any investment in the applicable class of Offered Notes when such reinvestment rates are considered).

The characteristics of the Mortgage Loans may differ from those assumed in preparing the tables below. In addition, we cannot assure you that the Mortgage Loans will prepay in accordance with the above assumptions (or, with respect to an AB Whole Loan, amounts will be allocated to the related Mortgage Loan in accordance with the above assumptions) at any of the rates shown in the tables or at any other particular rate, that the cash flows on the applicable class of Offered Notes will correspond to the cash flows shown in this prospectus or that the aggregate purchase price of such class of Offered Notes will be as assumed. In addition, it is unlikely that the Mortgage Loans will prepay in accordance with the above assumptions at any of the specified CPYs until maturity or that all the Mortgage Loans will so prepay at the same rate. Timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors. Investors must make their own decisions as to the appropriate prepayment assumption to be used in deciding whether to purchase any class of Offered Notes.

For purposes of this prospectus, prepayment assumptions with respect to the Mortgage Loans are presented in terms of the CPY model described under “—Weighted Average Life” above.

Pre-Tax Yield to Maturity for the Class [__] Notes

Assumed Purchase Price (% of Initial Principal Balance of Class [__] notes)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [__] Notes

Assumed Purchase Price (% of Initial Principal Balance of Class [__] notes)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [EXCH] Notes

Assumed Purchase Price (% of Initial Principal Balance of Class [EXCH] notes)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Assumed Purchase Price (% of Initial Principal Balance of Class [EXCH] notes)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Material Federal Income Tax Considerations

General

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, ownership and disposition of Offered Notes. For purposes of this summary, a “U.S. Holder” is a beneficial owner of an Offered Note that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions. For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of such Offered Note that is (i) a nonresident alien individual for U.S. federal income tax purposes, (ii) a foreign corporation for U.S. federal income tax purposes, (iii) an estate whose income is not subject to U.S. federal income tax on a net income basis, or (iv) a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control any of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This discussion is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only U.S. Holders that purchase the Offered Notes in the initial offering at their “issue price” (as defined below) and that beneficially own such Offered Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions, insurance companies, small business investment companies, S corporations, retirement plans or other tax exempt entities, or persons holding Offered Notes in tax-deferred or tax-advantaged accounts, mutual funds, real estate investment trusts, regulated investment companies, securities dealers or brokers, traders in securities electing mark-to-market treatment, investors who hold their Offered Notes through partnerships or other entities treated as partnerships for U.S. federal income tax purposes, investors whose functional currency is not the U.S. dollar, certain former citizens or residents of the United States, persons subject to the alternative minimum tax, “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). In addition, this summary does not discuss any state, local or foreign tax consequences of the purchase, ownership or disposition of the Offered Notes, or the tax consequences that may be relevant to the shareholders or other beneficial owners of any investor in the Offered Notes.

U.S. Federal Income Tax Treatment of the Issuing Entity

As a condition to the issuance of the notes, the issuing entity will receive an opinion of Cadwalader, Wickersham & Taft LLP (the “REIT Opinion”) to the effect that (i) commencing with [3650 Real Estate Investment Trust 2 LLC]’s initial taxable year ending on [INSERT RELEVANT TAX YEAR], [3650 Real Estate Investment Trust 2 LLC] has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and its current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT, and (ii) so long as [3650 Real Estate Investment Trust 2 LLC] owns 100% of the equity interests in the issuing entity either directly or indirectly through one or more entities that are disregarded for U.S. federal income tax purposes, the issuing entity will qualify as a Qualified REIT Subsidiary for U.S. federal income tax purposes. Provided that [3650 Real Estate Investment Trust 2 LLC] qualifies as a REIT and the issuing entity is a Qualified REIT Subsidiary for U.S. federal income tax purposes, the issuing entity will not be subject to U.S. federal income tax on a net income basis and [3650 Real Estate Investment Trust 2 LLC], and not the issuing entity, will be treated as the issuing entity of the Offered Notes for such purposes.

The REIT Opinion will be based on various assumptions relating to the organization and the past, present and future conduct of the operations of [3650 Real Estate Investment Trust 2 LLC] and certain affiliated entities, and will be conditioned upon representations and covenants made by [3650 Real Estate Investment Trust 2 LLC]. These will include representations and covenants that so long as any Offered Note is outstanding, no portion of the retained or repurchased notes or the Membership Interests will be permitted to be transferred, pledged or hypothecated to any person unless (i) 100% of the retained or repurchased notes and the Membership Interests are transferred to a person that is a REIT or a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes or (ii) with respect to such transfer, pledge or hypothecation the issuing entity receives an opinion from Cadwalader, Wickersham & Taft LLP, or another nationally recognized tax counsel, to the effect that upon such transfer, pledge or hypothecation the issuing entity will continue to be treated as a Qualified REIT Subsidiary or other disregarded entity of a REIT for U.S. federal income tax purposes. You should be aware that opinions of counsel are not binding on the United States Internal Revenue Service (“IRS”), and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Although [3650 Real Estate Investment Trust 2 LLC] intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of [3650 Real Estate Investment Trust 2 LLC], no assurance can be given that [3650 Real Estate Investment Trust 2 LLC] will so qualify for any particular year. Cadwalader, Wickersham & Taft LLP will have no obligation to advise [3650 Real Estate Investment Trust 2 LLC] or the Holders of the Offered Notes of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law.

Qualification and taxation as a REIT depends on the ability of [3650 Real Estate Investment Trust 2 LLC] to meet, on a continuing basis, various requirements imposed upon REITs by the Code, including requirements relating to its assets, income, distributions and diversity of stock ownership, compliance with which will not be reviewed by Cadwalader, Wickersham & Taft LLP in preparing the REIT Opinion. Accordingly, no assurance can be given that the actual results of [3650 Real Estate Investment Trust 2 LLC]’s operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

U.S. Federal Income Tax Treatment of the Offered Notes

On the Closing Date, Cadwalader, Wickersham & Taft LLP will issue an opinion to the effect that the Class [__] notes, the Class [__] notes, the Class [__] notes, the Class [__] notes, and the Class [__] notes (when held on the Closing Date by third parties unrelated to [3650 Real Estate Investment Trust 2 LLC]) will be treated as indebtedness for U.S. federal income tax purposes. The issuing entity intends to take the position that such Offered Notes constitute indebtedness for U.S. federal, state, and local income and franchise tax purposes, and the Indenture requires the holders of such Offered Notes (other than holders disregarded as separate from [3650 Real Estate Investment Trust 2 LLC] for U.S. federal income tax purposes) to agree to take the position that the Offered Notes constitute indebtedness for U.S. federal, state and local income and franchise tax purposes. The issuing entity’s characterizations will be binding on holders of those notes. Nevertheless, the IRS could assert, and a court could ultimately hold, that one or more classes of Offered Notes are equity in the issuing entity. If any Offered Notes are treated as equity in the issuing entity, rather than debt of [3650 Real Estate Investment Trust 2 LLC], for U.S. federal income tax purposes, then the issuing entity could cease to be a Qualified REIT Subsidiary for U.S. federal income tax purposes, resulting in adverse tax consequences to any U.S. Holder of such Offered Notes. Except as otherwise indicated, the balance of this summary assumes that all of the Offered Notes are treated as debt of [3650 Real Estate Investment Trust 2 LLC] for U.S. federal, state and local income and franchise tax purposes. Prospective investors in the Offered Notes should consult their tax advisors regarding the U.S. federal, state and local income and franchise tax consequences to the holders and the issuing entity in the event one or more classes of Offered Notes are treated as equity.

For U.S. federal income tax purposes, [3650 Real Estate Investment Trust 2 LLC], and not the issuing entity, will be treated as the issuing entity of the Offered Notes.

U.S. Federal Income Tax Treatment of U.S. Holders of the Offered Notes

Stated Interest. U.S. Holders of any class of Offered Notes will be required to include in gross income payments of stated interest accrued or received in accordance with their usual method of tax accounting, as ordinary interest income.

Original Issue Discount. If the discount at which a substantial amount of any of the Offered Notes (other than the Class [__] notes and the Class [__] notes) is first sold to investors equals or exceeds 0.25% of the principal amount of such class multiplied by the number of complete years to the weighted average maturity of such class, then the issuing entity will treat such class as issued with original issue discount (“OID”) for U.S. federal income tax purposes. The total amount of such discount with respect to such a class will equal the excess of the principal amount of such class over its “issue price” (the first price at which a substantial amount of such class was sold to investors). U.S. Holders of a class Offered Notes that is issued with OID will be required to include OID in advance of the receipt of cash attributable to such income. A U.S. Holder generally will be required to include OID in income as it accrues (regardless of the U.S. Holder’s method of accounting) under a constant-yield method. Accruals of any such OID will be based on the weighted average life of such class rather than its stated maturity. It is possible, however, that the IRS could assert and a court could ultimately hold that some other method of accruing OID should apply.

The issuing entity will treat the Class [__] notes and the Class [__] notes as issued with OID for U.S. federal income tax purposes. The total amount of such discount with respect to a Class [__] note or a Class [__] note will equal the sum of all payments to be received under such note less its issue price (the first price at which a substantial amount of such note is sold to investors). A U.S. Holder of a Class [__] note or a Class [__] note will be required to include OID in income as it accrues.

The amount of OID with respect to the Class [__] notes or the Class [__] notes accruing in any accrual period will generally equal the stated interest accruing in that period (whether or not currently due) plus any additional amount representing the accrual under a constant-yield method of any additional OID represented by the excess of the principal amount of a Class [__] note or a Class [__] note over its issue price. Accruals of any such additional OID will be based on the weighted average life of such Class [__] note or such Class [__] note rather than its stated maturity. Accruals of OID will be calculated by assuming that interest will be paid over the life of such Class [__] note or such Class [__] note based on the value of [FLOATING RATE INDEX] used in setting interest for the initial Interest Accrual Period, and then adjusting the accrual for each subsequent Interest Accrual Period based on the difference between the value of [FLOATING RATE INDEX] used in setting interest for that subsequent Interest Accrual Period and the assumed rate. It is possible the IRS could assert and a court could ultimately hold that some other method of accruing OID on the Class [__] notes or the Class [__] notes should apply. U.S. Holders of Class [__] notes and Class [__] notes may be required to include OID in advance of the receipt of cash attributable to such income.

Section 1272(a)(6). It is possible that the Offered Notes could be treated as debt instruments described under Section 1272(a)(6) of the Code (debt instruments that may be accelerated by reason of the prepayment of other debt obligations securing such debt instruments). Special tax rules principally relating to the accrual period of original issue discount, market discount and bond premium apply to debt instruments described in Section 1272(a)(6) of the Code. Further, those debt instruments may not be part of an integrated transaction with a related hedge under Treasury Regulations Section 1.1275-6. Prospective investors should consult with their own tax advisors regarding the possible application of Section 1272(a)(6) of the Code.

Sale and Retirement of the Offered Notes. In general, a U.S. Holder of an Offered Note will have a basis in such note equal to the cost of such note increased by any OID previously included in income by that U.S. Holder with respect to such Offered Note and reduced by any payments received on such note other than stated interest on such note. Upon a sale, exchange, or retirement of an Offered Note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement (less any accrued and unpaid interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Offered Note. Such gain or loss will be long term capital gain or loss if the U.S. Holder held the Offered Note for more than one year at the time of disposition. In certain circumstances, U.S. Holders that are individuals may be entitled to preferential treatment for net long term capital gains; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

Alternate Characterizations. It is possible that one or more classes of Offered Notes could be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. In this event, any gain recognized on the sale, exchange, or retirement of such class of Offered Notes would be treated as ordinary income and not capital gain, and the timing, character, and amount of income and gain that a U.S. Holder is required to include with respect to such Offered Notes may be different than described above.

U.S. Federal Income Tax Treatment of Tax Exempt U.S. Holders of Offered Notes

A U.S. Holder that is a tax exempt entity should not be subject to the tax on unrelated business taxable income in respect of the Offered Notes unless the Offered Notes constitute “debt financed property” (as defined in the Code) of that entity.

U.S. Federal Income Tax Treatment of Non-U.S. Holders of Offered Notes

Treatment of Interest. Generally, a beneficial owner of an Offered Note that is a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income or gain on the Offered Notes if (1) the Non-U.S. Holder provides an appropriate statement, generally on IRS Form W-8BEN or Form W-8BEN-E, as applicable, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person, and (2) the Non-U.S. Holder is not a “10 percent shareholder” or “related controlled foreign corporation” with respect to the issuing entity, [3650 Real Estate Investment Trust 2 LLC] or such other persons that directly or indirectly hold equity of the issuing entity, unless certain exceptions apply. To the extent these conditions are not met, a 30% withholding tax will apply to interest income (including OID) on the Offered Notes, unless an income tax treaty reduces or eliminates such tax or the interest is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder and in either case, certain certification requirements are met. In the latter case, such Non-U.S. Holder will be subject to U.S. federal income tax with respect to all income from the Offered Notes at regular rates applicable to U.S. taxpayers (and if such Non-U.S. Holder is a corporation, possibly to a 30% branch profits tax as well).

Treatment of Disposition of Offered Notes. Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any amount that constitutes capital gain upon the sale, exchange, retirement or other disposition of an Offered Note unless such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or unless the gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder. If the gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, such Non-U.S. Holder will generally be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, as described above, and a Non-U.S. Holder that is a corporation could be subject to the U.S. branch profits tax on such income as well.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires “information reporting annually to the IRS and to each holder,” and “backup withholding” with respect to certain payments made on or with respect to the Offered Notes. Backup withholding generally does not apply with respect to certain holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts. Backup withholding will apply to a U.S. Holder only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number (“TIN”) which, for an individual would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. The application for exemption is available by providing a properly completed IRS Form W-9.

A Non-U.S. Holder that provides the applicable valid and properly completed IRS Form W-8BEN or Form W-8BEN-E, as applicable, Form W-8ECI or Form W-8IMY, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person will not be subject to IRS reporting requirements or U.S. backup withholding.

The payment of the proceeds on the disposition of an Offered Note by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury on the applicable IRS Form W-8BEN or Form W-8BEN-E, as applicable, Form W-8ECI, or Form W-8IMY (as described above) or otherwise establishes an exemption. The payment of the proceeds on the disposition of an Offered Note by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a “U.S. Related Person” (as defined below). The payment of proceeds on the disposition of a note by a Non-U.S. Holder to or through a non-U.S. office of a U.S. broker or a “U.S. Related Person” generally will not be subject to backup withholding but will be subject to information reporting unless the holder certifies its status as a Non-U.S. Holder under penalties or perjury or the broker has certain documentary evidence in its files as to the Non-U.S. Holder’s foreign status and the broker has no actual knowledge to the contrary.

For this purpose, a “U.S. Related Person” is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) a foreign partnership if at any time during its tax year one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any); provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

3.8% Medicare Tax on “Net Investment Income”

Certain non-corporate U.S. Holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Offered Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is calculated in a different manner than regular income tax. U.S. Holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

FATCA

Under FATCA, a Non-U.S. Holder of an Offered Note may become subject to withholding of U.S. federal income tax at the rate of 30% on payments of interest, if (i) the holder is, or holds the Offered Note through, a “foreign financial institution,” unless such foreign financial institution is exempt, deemed compliant, has entered into an agreement with the United States government to report, on an annual basis, certain information regarding accounts with or interests in the institution held, directly or indirectly, by certain United States persons, or is subject to a FATCA Inter-Governmental Agreement providing for similar reporting or (ii) the holder is a “non-financial foreign entity,” unless the holder has provided any required information with respect to its direct and indirect United States owners.

Future Legislation and Regulatory Changes Affecting Holders of Offered Notes

Future legislation, regulations, rulings or other authority could affect the U.S. federal income tax treatment of the issuing entity and Noteholders. The issuing entity cannot predict whether and to what extent any such legislative or administrative changes could change the tax consequences to the issuing entity and to Noteholders. Prospective investors should consult their tax advisors regarding possible legislative and administrative changes and their effect on the federal tax treatment of the issuing entity and their investment in the Offered Notes.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN THE OFFERED NOTES. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO PURCHASING OFFERED NOTES TO DETERMINE THE TAX IMPLICATIONS OF SUCH PURCHASE IN LIGHT OF EACH SUCH PURCHASER’S PARTICULAR CIRCUMSTANCES.

Certain State and Local Tax Considerations

In addition to the federal income tax consequences described in “Material Federal Income Tax Considerations” above, purchasers of Offered Notes should consider the state and local and foreign income tax consequences of the acquisition, ownership, and disposition of the Offered Notes. State and local and foreign income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state, locality or foreign jurisdiction.

It is possible that one or more jurisdictions may attempt to tax nonresident holders of offered notes solely by reason of the location in that jurisdiction of the depositor, the indenture trustee, the note administrator, the sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of notes to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of offered notes. We cannot assure you that holders of offered notes will not be subject to tax in any particular state, local or other taxing jurisdiction.

You should consult with your tax advisor with respect to the various state, local, and foreign, and any other, tax consequences of an investment in the Offered Notes.

Method of Distribution (Conflicts of Interest)

[Subject to the terms and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), among the depositor and the underwriters, the Offered Notes will be offered by the issuing entity through the underwriters who will offer them to the public at negotiated prices[, plus, in certain cases, accrued interest,] determined at the time of sale. The underwriters are not required to purchase and sell any specific dollar amount of the Offered Notes. Any Offered Notes not purchased by the underwriters will be purchased by the sponsor or one or more of its affiliates.]

[Subject to the terms and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), among the depositor and the underwriters, the depositor has agreed to sell to the underwriters, and the underwriters have severally, but not jointly, agreed to purchase from the depositor the respective Principal Balance of each class of Offered Notes set forth below subject in each case to a variance of 5%.

Class	[LEAD UNDERWRITER]	[OTHER UNDERWRITERS]

The Underwriting Agreement provides that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all Offered Notes if any are purchased. In the event of a default by any underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriter(s) may be increased or the Underwriting Agreement may be terminated.]

The parties to the ISA have severally agreed to indemnify the underwriters, and the underwriters have agreed to indemnify the depositor and controlling persons of the depositor, against certain liabilities, including liabilities under the Securities Act, and will contribute to payments required to be made in respect of these liabilities.

[IF NOT A FIRM COMMITMENT UNDERWRITING, DESCRIBE TERMS OF BEST EFFORTS UNDERWRITING, OR PLACEMENT AGENCY ARRANGEMENT OR DIRECT OFFERING BY DEPOSITOR, PROVIDED THAT ANY CONTINUOUS OFFERING MUST BE AN “ALL OR NOTHING” OFFERING. IF APPLICABLE, DESCRIBE SALES OF SECURITIES TO ANY LOAN SELLERS BY THE UNDERWRITERS]

The depositor has been advised by the underwriters that they propose to offer the Offered Notes to the public from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. [MODIFY THIS DISCLOSURE IF A FIXED PRICE OFFERING] Proceeds to the depositor from the sale of Offered Notes will be approximately [___]% of the initial aggregate

Principal Balance of the Offered Notes, plus accrued interest on the Offered Notes from [______], before deducting expenses payable by the depositor. The underwriters may effect the transactions by selling the Offered Notes to or through dealers, and the dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters. In connection with the purchase and sale of the Offered Notes, the underwriters and dealers may be deemed to have received compensation from the depositor in the form of underwriting discounts and commissions.

Expenses payable by the depositor are estimated at $[__], excluding underwriting discounts and commissions.

We anticipate that the Offered Notes will be sold primarily to institutional investors. Purchasers of Offered Notes, including dealers, may, depending on the facts and circumstances of those purchases, be deemed to be “underwriters” within the meaning of the Securities Act in connection with reoffers and resales by them of Offered Notes. If you purchase Offered Notes, you should consult with your legal advisors in this regard prior to any reoffer or resale. The underwriters expect to make, but are not obligated to make, a secondary market in the Offered Notes. See “Risk Factors—Other Risks Relating to the Notes—The Notes May Have Limited Liquidity and the Market Value of the Notes May Decline”.

The primary source of ongoing information available to investors concerning the Offered Notes will be the monthly statements discussed under “Description of the Notes—Reports to Noteholders; Certain Available Information”. We cannot assure you that any additional information regarding the Offered Notes will be available through any other source. In addition, we are not aware of any source through which price information about the Offered Notes will be generally available on an ongoing basis. The limited nature of that information regarding the Offered Notes may adversely affect the liquidity of the Offered Notes, even if a secondary market for the Offered Notes becomes available.

[AFFILIATED UNDERWRITER], one of the underwriters, is an affiliate of the depositor and an affiliate of one of the sponsors. [________], one of the underwriters, is an affiliate of one of the sponsors. [___________], one of the underwriters, is an affiliate of one of the sponsors.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) is expected to be directed to affiliates of [______], [_______] and [_________], which are underwriters for this offering. That flow of funds will occur by means of the collective effect of the payment by the underwriters to the depositor, an affiliate of [AFFILIATED UNDERWRITER], of the purchase price for the Offered Notes, the payment described in the next paragraph and the following payments: (i) the payment by the depositor to 3650 REIT, [an affiliate of [AFFILIATED UNDERWRITER]], in its capacity as a sponsor, of the purchase price for the mortgage loans to be sold to the depositor by 3650 REIT, (ii) the payment by the depositor to [________], an affiliate of [___________], in its capacity as a sponsor, of the purchase price for the mortgage loans sold to the depositor by [___________] and (iii) the payment by the depositor to [__________], an affiliate of [___________], in its capacity as a sponsor, of the purchase price for the mortgage loan sold to the depositor by [________]. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.

As a result of the circumstances described above in this paragraph and the prior paragraph, [__________], [__________] and [___________] have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Risks Related to Conflicts of Interest—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests”.

Incorporation of Certain Information by Reference

[The following documents filed by the date of the filing of this prospectus filed in accordance with Rule 424(h) or Rule 424(b), as applicable, under the Securities Act are incorporated by reference into this prospectus:

(1)       DOCUMENTS INCORPORATED BY REFERENCE.]

All reports filed or caused to be filed by the depositor with respect to the issuing entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Notes (other than Annual Reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus[, except that if a Non-Serviced PSA is entered into after termination of this offering, any Current Report on Form 8-K filed after termination of this offering that includes as an exhibit such Non-Serviced PSA will be deemed to be incorporated by reference into this prospectus].

In addition, the disclosures filed as exhibits to the most recent Form ABS-EE filed on or prior to the date of the filing of this prospectus by or on behalf of the Depositor with respect to the issuing entity (file number 333-256141-[●])—in accordance with Item 601(b)(102) and Item 601(b)(103) of Regulation S-K (17 C.F.R. §§ 601(b)(102) and 601(b)(103))—are hereby incorporated by reference into this prospectus.

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with this offering (including beneficial owners of the Offered Notes), upon written or oral request of that person, a copy of any or all documents or reports incorporated in this prospectus by reference, in each case to the extent the documents or reports relate to the Offered Notes, other than the exhibits to those documents (unless the exhibits are specifically incorporated by reference in those documents). Requests to the depositor should be directed in writing to its principal executive offices at 2977 McFarlane Rd., Suite 300, Miami, Florida 33133, or by telephone at (213) 448-5754.

Where You Can Find More Information

The depositor has filed a Registration Statement on Form SF-3 (SEC File No. 333-256141) (the “Registration Statement”) relating to multiple series of CMBS, including the Offered Notes, with the SEC.  This prospectus will form a part of the Registration Statement, but the Registration Statement includes additional information. Copies of the Registration Statement and other materials filed with or furnished to the SEC, including Distribution Reports on Form 10-D, Annual Reports on Form 10-K, Current Reports on Form 8-K, Forms ABS-15G, Form ABS-EE, and any amendments to these reports may be accessed electronically at “http://www.sec.gov” at which you can view and download copies of reports, proxy and information statements and other information filed or furnished electronically through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

The depositor has met the registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement.

Copies of all reports of the issuing entity on Forms ABS-EE, 10-D, 10-K and 8-K will also be made available on the website of the [indenture trustee][note administrator] as soon as reasonably practicable after these materials are electronically filed with or furnished to the SEC through the EDGAR system.

Financial Information

The issuing entity will be newly formed and will not have engaged in any business activities or have any assets or obligations prior to the issuance of the Offered Notes. Accordingly, no financial statements with respect to the issuing entity are included in this prospectus.

The depositor has determined that its financial statements will not be material to the offering of the Offered Notes.

Certain ERISA Considerations

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to the fiduciary responsibility provisions of Title I of ERISA and on including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, without limitation, requirements relating to “prohibited transactions.”

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of ERISA Plans and of plans that are not subject to ERISA but that are subject to the prohibited transaction provisions of Section 4975 of the Code (such as individual retirement accounts (together with ERISA Plans, “Plans”)) and persons (referred to as “parties in interest” under ERISA or “disqualified persons” under the Code) having certain relationships to such Plans, unless a statutory, regulatory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code.

The U.S. Department of Labor (the “DOL”) has promulgated regulations, 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”), describing what constitutes the assets of a Plan with respect to the Plan’s investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility provisions of Title I of ERISA, and Section 4975 of the Code. Under the Plan Asset Regulations, if a Plan invests in an “equity interest” of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the 1940 Act, the Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by Benefit Plan Investors is not “significant.”

In general, an “equity interest” is defined under the Plan Asset Regulations as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Equity participation by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by Benefit Plan Investors. For purposes of making the 25% determination, the Plan Asset Regulations provide that the value of any equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of any such person is disregarded. A “Benefit Plan Investor” generally is defined in the Plan Asset Regulations as: (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to the fiduciary responsibility provisions of Title I of ERISA; (ii) a “plan” (including an individual retirement account or a “Keogh” plan) within the meaning of Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code; or (iii) any entity whose underlying assets include “plan assets” under the Plan Asset Regulations by reason of any such employee benefit plan’s or plan’s investment in the entity. Thus, if the Offered Notes constitute debt with no substantial equity features for purposes of the Plan Asset Regulations, then a Plan’s acquisition of such Offered Notes will not cause the assets of the issuing entity to be deemed to be assets of such Plan for purposes of Sections 404 and 406 of ERISA or Section 4975 of the Code, and the Plan’s interest will be deemed solely to include an interest in such Offered Notes. Conversely, if the Offered Notes constitute an equity interest for purposes of the Plan Asset Regulations, then a Plan’s acquisition of such Offered Notes may cause the assets of the issuing entity to be deemed to be assets of such Plan for purposes of Sections 404 and 406 of ERISA and Section 4975 of the Code. In such event, the fiduciary responsibility and prohibited transaction restrictions of ERISA and Section 4975 of the Code would apply to transactions involving the assets of the issuing entity, and such transactions could give rise to prohibited transactions for which no exemption is available.

The issuing entity believes that the Offered Notes should not be considered to be “equity interests” in the issuing entity for purposes of the Plan Asset Regulations, although there can be no assurance in this regard. Nevertheless, prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if any Offered Notes are acquired by a Plan with respect to which the issuing entity, the note administrator, the indenture trustee, the underwriters, the holder of the [LIST NOTES OR IOS OTHER THAN “OFFERED NOTES” AND ANY PREFERENCE SHARES OR SIMILAR SECURITIES], or any of their respective affiliates, is a party in interest or a disqualified person. Similarly, prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if any Offered Notes are acquired by a person or entity that is a party in interest or disqualified person with respect to a Plan that acquires or holds an equity interest in the issuing entity. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable to an investment by or with assets of a Plan, however, depending in part on the type of Plan fiduciary making the decision to acquire any Offered Notes and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to investments effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to transactions by insurance company general accounts) and PTCE 96-23 (relating to transactions effected by in house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a statutory exemption for prohibited transactions between a Plan and a person that is a party in interest or a disqualified person (other than a fiduciary or an affiliate that has or exercises discretionary authority or control or renders investment advice with respect to the assets involved in the transaction) solely by reason of providing services to the Plan, provided that there is adequate consideration for the transaction. However, there can be no assurance that any exemption will be available with respect to any particular transaction involving the Offered Notes and, even if the conditions specified in one or more exemptions are met, the scope of the relief provided by an exemption might not cover all acts that might be prohibited transactions.

Governmental plans, certain church plans and certain other plans, while not subject to the fiduciary responsibility and prohibited transaction provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, state, federal or other law that is substantially similar to the prohibited transaction provisions of ERISA and of the Code. Fiduciaries of any such plans should consult with their own counsel regarding the need for and the availability of exemptive relief before purchasing any Offered Notes.

BY ITS PURCHASE OF AN OFFERED NOTE, THE PURCHASER THEREOF WILL BE DEEMED TO HAVE REPRESENTED, AGREED AND WARRANTED THAT EITHER (I) IT IS NOT AND WILL NOT BE, AND IS NOT ACTING ON BEHALF OF OR USING ANY ASSETS OF ANY PERSON THAT IS OR WILL BECOME, A BENEFIT PLAN INVESTOR OR ANY OTHER EMPLOYEE BENEFIT PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR OTHER LAW THAT IS SUBSTANTIALLY SIMILAR TO SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (“SIMILAR LAW”) OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO INCLUDE “PLAN ASSETS” BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN THE ENTITY OR OTHERWISE (ANY OF THE FOREGOING, A “PLAN”), OR (II) ITS ACQUISITION, HOLDING AND DISPOSITION OF ANY OFFERED NOTES DO NOT AND WILL NOT CONSTITUTE OR GIVE RISE TO A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE, OR, IN THE CASE OF A PLAN SUBJECT TO SIMILAR LAW, A NON-EXEMPT VIOLATION OF SIMILAR LAW.

Any insurance company proposing to invest assets of its general account in the Offered Notes should consider the extent to which such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent guidance that may become available relating to that decision. In particular, such an insurance company should consider the retroactive and prospective exemptive relief granted by the DOL for transactions involving insurance company general accounts in PTCE 95-60 and 29 C.F.R. § 2550.401c-1.

Any fiduciary of a Plan which proposes to use assets of a Plan to purchase any Offered Notes should consult with its own counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or Section 4975 of the Code.

In addition, each Benefit Plan Investor, by purchasing or otherwise acquiring any Offered Note or interest therein, will be deemed to have acknowledged and agreed that none of the issuing entity, the note administrator, the indenture trustee, the underwriters, the master servicer or the special servicer or any of their respective affiliates (the “Transaction Parties”), has provided any investment advice on which it, or any fiduciary or other person investing the assets of the Benefit Plan Investor (a “Plan Fiduciary”), has relied in connection with its decision to invest in the Offered Notes.

The sale of any Offered Notes to a Plan is in no respect a representation by the Transaction Parties that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN IMPLICATIONS UNDER ERISA, SECTION 4975 OF THE CODE OR SIMILAR LAW OF AN INVESTMENT IN THE OFFERED NOTES BY A PLAN. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN LEGAL, TAX, FINANCIAL OR OTHER ADVISORS PRIOR TO INVESTING TO DETERMINE THE IMPLICATIONS UNDER ERISA, SECTION 4975 OF THE CODE OR SIMILAR LAW OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

Legal Investment

[SPECIFY CLASSES] [None of the] classes of Offered Notes will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended (“SMMEA”). Generally, the only classes of Offered Notes which will qualify as “mortgage related securities” will be those that (1) are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act (“NRSRO”); and (2) are part of a series evidencing interests in a trust consisting of loans originated by certain types of originators specified in SMMEA and secured by first liens on real estate.

Although Section 939(e) of the Dodd-Frank Act amended SMMEA, effective July 21, 2012, so as to require the SEC to establish creditworthiness standards by that date in substitution for the foregoing ratings test, the SEC has neither proposed nor adopted a rule establishing new creditworthiness standards for purposes of SMMEA as of the date of this prospectus. However, the SEC has issued a transitional interpretation (Release No. 34-67448 (effective July 20, 2012)), which provides that, until such time as final rules establishing new standards of creditworthiness become effective, the standard of creditworthiness for purposes of the definition of the term “mortgage related security” is a security that is rated in one of the two highest rating categories by at least one NRSRO. Depending on the standards of creditworthiness that are ultimately established by the SEC, it is possible that certain classes of Offered Notes specified to be “mortgage related securities” for purposes of SMMEA may no longer qualify as such as of the time such new standards are effective.

The appropriate characterization of the Offered Notes under various legal investment restrictions, and thus the ability of investors subject to those restrictions to purchase the Offered Notes, are subject to significant interpretive uncertainties. We make no representation as to the proper characterization of the Offered Notes for legal investment, financial institution regulatory, or other purposes, or as to the ability of particular investors to purchase any Offered Notes under applicable legal investment restrictions. Further, any ratings downgrade of a class of Offered Notes by an NRSRO to less than an “investment grade” rating (i.e., lower than the top four rating categories) may adversely affect the ability of an investor to purchase or retain, or otherwise impact the regulatory characteristics of, that class. The uncertainties described above (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Notes) may adversely affect the liquidity and market value of the Offered Notes.

Accordingly, if your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, you should consult with your own legal advisors in determining whether and to what extent the Offered Notes constitute legal investments or are subject to investment, capital, or other regulatory restrictions.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended contained in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Legal Matters

The validity of the notes and material federal income tax matters will be passed upon for the depositor by Cadwalader, Wickersham & Taft LLP. Certain legal matters will be passed upon for the underwriters by [________].

Ratings

It is a condition of the issuance of the notes that (i) the Class [__] notes be issued with ratings of “[__]” by [__] and “[__]” by [__], (ii) the Class [__] notes be issued with a rating of “[__]” by [__], (iii) the Class [__] notes be issued with a rating of at least “[__]” by [__], (iv) the Class [__] notes be issued with a rating of at least “[__]” by [__], (v) the Class [__] notes be issued with a rating of at least “[__]” by [__], (vi) the Class [__] notes be issued with a rating of at least “[__]” by [__] and (vii) the Class [__] notes be issued with a rating of at least “[__]” by [__]. Such classes of notes will not be rated by any other NRSRO. The Class [__] notes will not be rated by [__], [__] or any other NRSRO. A security rating is not a recommendation to buy, sell or hold securities and is subject to withdrawal at any time. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by the assigning of a Rating Agency if in its judgment circumstances in the future so warrant.

The ratings assigned to the notes by [__] and [__] are based upon their assessment of the probability that the Mortgage Loans will provide sufficient funds to pay such notes, based largely upon the Rating Agencies’ statistical analysis of historical default rates on debt obligations with various ratings, expected recovery rates on the Mortgage Loans, and the asset and interest coverage required for such notes (which is achieved through the subordination of more junior notes).

The ratings of the notes address the likelihood of the timely payment of interest and of the ultimate payment of principal by the Stated Maturity Date of the Class [__] notes, Class [__] notes and Class [__] notes and the likelihood of the ultimate payment of interest and principal by the Stated Maturity Date of the Class [__] notes, Class [__] notes, Class [__] notes and the Class [__] notes.

The ratings of the notes take into consideration the characteristics and credit quality of the Mortgage Loans and the structural and legal aspects associated with the notes and the extent to which the payment stream from the Mortgage Loans is adequate to make payments required under the notes. The ratings on the notes do not, however, constitute statements regarding the likelihood or frequency of prepayments, both voluntary and involuntary, on the Mortgage Loans, the tax attributes of the notes or the possibility that Noteholders might realize a lower than anticipated yield. The rating applicable for each class does not address the likelihood of receipt of any Defaulted Interest Amount. In addition, a rating does not address the likelihood or frequency of the receipt of prepayment premiums, yield maintenance or spread maintenance charges or net default interest. A securities rating does not assess the yield to maturity that investors may experience and, in general, the ratings address credit risk and not prepayment risk.

Other NRSROs that we have not engaged to rate the notes may nevertheless issue unsolicited credit ratings on one or more classes of notes, relying on information they receive pursuant to Rule 17g-5 or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from those ratings assigned by the Rating Agencies. The issuance of an unsolicited rating on a class of notes that is lower than the ratings assigned by the Rating Agencies may adversely impact the liquidity, market value and regulatory characteristics of that class. Neither the issuing entity nor any other person or entity will have any duty to notify you if any such other NRSRO issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of the notes after the date of the final Prospectus. In no event will ratings confirmation from any such other NRSRO be a condition to any action, or the exercise of any right, power or privilege by any person or entity under the Indenture.

Furthermore, the SEC may determine that [__] or [__] no longer qualify as an NRSRO, or is no longer qualified to rate the notes, and that determination may have an adverse effect on the liquidity, market value and regulatory characteristics of the notes.

[The Rating Agencies have informed us that the “sf” designation in the ratings represents an identifier of structured finance product ratings. For additional information about this identifier, prospective investors can register and log onto the respective Rating Agency website. The issuing entity and the underwriters have not verified, do not adopt and do not accept responsibility for any statements made by the Rating Agencies on their respective websites.]

Although the depositor will prepay fees for ongoing rating surveillance by certain of the Rating Agencies, the depositor has no obligation or ability to ensure that any Rating Agency performs ratings surveillance. In addition, a Rating Agency may cease ratings surveillance if the information furnished to that Rating Agency is insufficient to allow it to perform surveillance.

Index of Significant Definitions

[
[Assumed] Note Coupon	210
[Expected] Price	210
[INTEREST-ONLY CLASS] Defaulted Interest Amount	222
[INTEREST-ONLY CLASS] Special Redemption	230

1
17g-5 Information Provider	238
1996 Act	352

3
30/360 Basis	161
3650 REIT	187
3650 REIT Data Tape	188
3650 REIT Deal Team	187
3650 REIT Mortgage Loans	187
3650 REIT Qualification Criteria	189

A
AB Control Appraisal Period	179
AB Intercreditor Agreement	176
AB Major Decisions	180
AB Material Event of Default	176
AB Mortgage Loan	175
AB Whole Loan	171, 176
Acceptable Insurance Default	280
Acting General Counsel’s Letter	120
Actual/360 Basis	161
Actual/360 Loans	260
Additional Exclusions	279
Administrative Cost Rate	261
ADR	131
Advances	256
Affiliate Debt	170
Affirmative Asset Review Vote	311
Announcements	96
Annual Debt Service	131
Anticipated Repayment Date	161
Appraisal Institute	247
Appraisal Reduction Amount	275
Appraisal Reduction Event	274
Appraised Value	131
Appraised-Out Class	278
ARD Loan	161
Assessment of Compliance	334
Asset Representations Reviewer Fee	262, 273
Asset Review	313
Asset Review Notice	312
Asset Review Quorum	312
Asset Review Report	314
Asset Review Standard	313
Asset Review Trigger	310
Asset Review Vote	311
Asset Review Vote Election	311
Asset Reviewer Termination Event	315
Asset Status Report	286
Assumed Scheduled Payment	223
Attestation Report	334
Available Funds	218

B
Balloon Balance	131
Bankruptcy Code	346
BBA	95
Beds	140
Benefit Plan Investor	373
Breach Notice	245

C
C(WUMP)O	17
CERCLA	352
Class [A] Percentage Interest	215
Class [A]-Exchange Percentage Interest	216
Class [B] Deferred Interest Amount	224
Clean-up Call	230

Clean-up Call Date	230
Clearstream	239
Clearstream Participants	241
Closing Date	130
CMBS	125
CNBV	20
Code	48
Collateral	214
Collection Account	259
Collection Period	219
Communication Request	243
Companion Loan	129
Companion Loan Holder	171
Compensating Interest Payment	227
Constant Prepayment Rate	360
Constraining Level	209
Consultation Termination Event	297
Control Eligible Notes	294
Control Termination Event	297
Corrected Loan	286
COVID-19	52
CPR	360
CPY	360
Credit Lease	155
Credit Lease Assignment	156
Credit Lease Default	156
Credit Lease Loans	155
Credit Lease Property	156
CREFC®	232
CREFC® Intellectual Property Royalty License Fee	274
CREFC® Intellectual Property Royalty License Fee Rate	274
CREFC® Reports	231
Crossed Group	131
Cure/Contest Period	314
Cut-off Date	129
Cut-off Date Balance	131
Cut‑off Date DSCR	134
Cut‑off Date Loan‑to‑Value Ratio	132
Cut‑off Date LTV Ratio	132
Cut-off Date UW NCF	138

D
Debt Service Coverage Ratio	134
Debt Yield on Underwritten NCF	133
Debt Yield on Underwritten Net Cash Flow	133
Debt Yield on Underwritten Net Operating Income	134
Debt Yield on Underwritten NOI	134
Defaulted Interest Amount	221
Defaulted Loan	290
Defaulted Purchase Price	177, 181
Defeasance Deposit	164
Defeasance Loans	164
Defeasance Lock‑Out Period	164
Defeasance Option	164
Definitive Note	239
Delegated Directive	14
Delinquent Loan	311
Depositaries	240
Depositor	195
Determination Date	217
Diligence File	245
Directing Holder	293
Disclosable Special Servicer Fees	272
Discount Yield	209
Dispute Resolution Consultation	328
Dispute Resolution Cut‑off Date	327
Distributor	15
Dodd-Frank Act	128
DOL	373
DSCR	134
DTC	239
DTC Participants	240
DTC Rules	241
Due Date	160, 219

E
EDGAR	372
EEA	13
EEA Retail Investor	13
Eligible Asset Reviewer	314
Eligible Operating Advisor	306
Enforcing Party	326
Enforcing Servicer	326
ERISA	48, 372
ERISA Plans	373
ESA	150
Escrow/Reserve Mitigating Circumstances	192
EU PRIIPS Regulation	14

EU Prospectus Regulation	14
Euroclear	239
Euroclear Operator	242
Euroclear Participants	241
EUWA	15
Event of Default	249
Excess Interest	162
Excess Interest Payment Account	260
Excess Modification Fees	268
Exchange Act	186
Exchange Date	217
Exchangeable Notes	215
Exchangeable Proportion	216

F
FATCA	124
FCA	96
FDIA	119
FDIC	120
FIEL	19
Final Asset Status Report	301, 305
Final Dispute Resolution Election Notice	328
Financial Promotion Order	16
Financial Services Bill	96
Financing Affiliates	356
FIRREA	120
FPO Persons	16
FSMA	15

G
Gain-on-Sale Reserve Account	260
Garn Act	353
GLA	134

H
Hard Lockbox	134

I
IBA	96
Independent Manager	197
Indirect Participants	240
Initial Pool Balance	129
Initial Rate	161
Initial Requesting Noteholder	326
In‑Place Cash Management	135
Institutional Investor	18
Insurance and Condemnation Proceeds	259
Intercreditor Agreement	171
Interest Accrual Amount	221
Interest Accrual Period	221
Interest Payment Amount	221
Interest Rate	220
Interest Reserve Account	260
Interested Person	292
Interest-Only Note Monthly Payment	222
Interest-Only Notes	208
Interpolated Yield	208, 211
Investment Grade Notes	208
Investor Certification	234
Investor Registry	238
IOSCO	96
ISA	214

J
Japanese Retention Requirement	19
JFSA	19
JRR Rule	19
Junior Note Percentage Interest	177
Junior Note Relative Spread	177

L
Largest Tenant	135
Largest Tenant Lease Expiration Date	135
Lease Enhancement Policy	156
Lease Enhancement Policy Loans	156
LIBOR	95
Liquidation Fee	270
Liquidation Fee Rate	270
Liquidation Proceeds	259
LLC Agreement	196
Loan Per Unit	135
Loan Specific Directing Holder	176
Loan Specific Payment Account	259
Loss of Value Payment	246

M
MAI	247
Major Decision	294
MAS	17

Material Defect	245
Maturity Date Loan‑to‑Value Ratio	133
Maturity Date LTV Ratio	133
Membership Interests	196
MIFID II	13
MLPA	243
Modeling Assumptions	360
Modification Fees	268
Monthly Rental Payments	155
Mortgage	130
Mortgage File	243
Mortgage Loans	129
Mortgage Note	130
Mortgage Pool	129
Mortgage Rate	261
Mortgaged Property	130
Most Recent NOI	135

N
Net Mortgage Rate	261
Net Operating Income	135
NI 33-105	20
NOI Date	135
Non-call Period	229
Nonrecoverable Advance	257
Non‑Reduced Notes	239
Non-Serviced Asset Representations Reviewer	182
Non-Serviced Companion Loan	182
Non‑Serviced Depositor	182
Non-Serviced Directing Holder	183
Non-Serviced Indenture Trustee	182
Non-Serviced Intercreditor Agreement	182
Non-Serviced Master Servicer	182
Non-Serviced Mortgage Loan	182
Non-Serviced Mortgage Loans	171
Non-Serviced Note Administrator	182
Non-Serviced Noteholders.	182
Non-Serviced Operating Advisor	182
Non-Serviced Securitization Transaction	183
Non-Serviced Servicing Agreement	182
Non-Serviced Special Servicer	182
Non-Serviced Whole Loan	182
Non-U.S. Holder	364
Note Administrator/Indenture Trustee Fee	272
Note Administrator/Indenture Trustee Fee Rate	273
Note Owners	240
Noteholder	234
Noteholder Quorum	318
Notional Loss	297
NRA	135
NRSRO	233, 375
NRSRO Certification	234

O
Obligations	197
Occupancy	135
Occupancy Date	136
Offered Notes	215
OLA	120
Operating Advisor Consultation Event	306
Operating Advisor Consulting Fee	273
Operating Advisor Expenses	273
Operating Advisor Fee	273
Operating Advisor Fee Rate	273
Operating Advisor Standard	302, 305
Operating Advisor Termination Event	308
Operating Statements	139
Optional Redemption	229
Optional Redemption Date	229
Owned Subordinate Companion Loan	129, 175

P
P&I Advance	255
Pads	140
Panel Banks	96
Pari Passu Companion Loan	129
Pari Passu Mortgage Loan	171

Pari Passu Serviced Intercreditor Agreement	172
Participants	239
Patriot Act	355
Payment Account	259
Payment Date	217
Percentage Interest	218
Periodic Payments	218
Permitted Investments	218, 260
Permitted Special Servicer/Affiliate Fees	272
Permitted Subsidiaries	293
PIPs	75, 151
Plan	374
Plan Asset Regulations	373
Plan Fiduciary	375
Plans	373
Pooled Notes	215
PRC	16
Preliminary Dispute Resolution Election Notice	327
Prepayment Interest Excess	227
Prepayment Interest Shortfall	227
Prepayment Penalty Description	136
Prepayment Provision	136
Primary Term	155
Prime Rate	259
Principal Balance	216
Principal Payment Amount	222
Principal Shortfall	223
Priority of Payments	219
Privileged Information	307
Privileged Information Exception	307
Privileged Person	233
Professional Investors	17
Prohibited Prepayment	228
Promotion Of Collective Investment Schemes Exemptions Order	16
Proposed Course of Action	327
Proposed Course of Action Notice	327
Prospectus	17
PTCE	374
Purchase Price	246

Q
Qualified REIT Subsidiary	45
Qualified Replacement Special Servicer	318
Qualified Substitute Mortgage Loan	247
Qualifying CRE Loan Percentage	213

R
RAC No‑Response Scenario	332
Rating Agencies	333
Rating Agency Confirmation	333
REA	62
REC	150
Record Date	217
Recovered Costs	177
Redemption Date	230
Redemption Price	230
Registration Statement	372
Regulation AB	335
Reimbursement Rate	259
REIT	365
REIT Opinion	365
Related Group	136
Related Proceeds	258
Release Date	164
Relevant Investor	18
Relevant Persons	16
Relief Act	355
Remaining USD LIBORs	96
Remittance Date	255
REO Account	260
REO Loan	223
REO Property	286
Repurchase Request	326
Requesting Holders	278
Requesting Investor	243
Requesting Noteholder	328
Requesting Party	332
Required Credit Risk Retention Percentage	213
Requirements	355
Resolution Failure	327
Resolved	327
Restricted Party	307
Review Materials	312
Revised Rate	161
RevPar	136
RNV	20
Rooms	140
Rule 17g‑5	234

S
Sale Proceeds	231
Scheduled Note Interest Payments	210
Scheduled Note Principal Payments	208
Scheduled Principal Payment Amount	222
SEC	186
Secured Notes	215
Secured Parties	214
Securities Act	334
Securitization Accounts	214, 260
Senior Controlling Class	251
Senior Note Percentage Interest	178
Senior Note Relative Spread	178
Senior Notes	215
Sensitive Asset	136
Serviced Companion Loan	176
Serviced Pari Passu Companion Loan	171
Serviced Pari Passu Mortgage Loan	171
Serviced Pari Passu Mortgage Loans	171
Serviced Pari Passu Whole Loan	171
Serviced Whole Loan	176
Serviced Whole Loan Custodial Account	259
Servicer Termination Event	320
Servicing Advances	256
Servicing Fee	267
Servicing Fee Rate	267
Servicing Standard	254
SF	137
SFA	17
SFO	17
Significance Percentage	340
Similar Law	374
SMMEA	375
Soft Lockbox	136
Special Servicing Fee	269
Special Servicing Fee Rate	269
Specially Serviced Loan	284
Springing Cash Management	136
Springing Lockbox	136
Sq. Ft.	137
Square Feet	137
Stated Maturity Date	357
Stated Principal Balance	223
Structured Product	17
Subordinate Companion Loan	129
Subordinate Controlling Class	293
Subordinate Controlling Class Noteholder	293
Subordinate Notes	215
Sub-Servicing Agreement	254
Swap Contract	338
Swap Counterparty	338
Swap Event of Default	339
Swap Termination Event	339

T
T-12	137
Target Price	209
Tax Event	229
Tax Materiality Condition	229
Tax Redemption	229
Tenant	155
Term to Maturity	137
Terms and Conditions	242
Tests	313
Third Party Report	131
TIN	368
Title V	354
Trailing 12 NOI	135
Tranche Percentage Interest	216
Transaction Documents	196
Transaction Parties	375
TRIPRA	80
TTM	137

U
U.S. Holder	364
U.S. Related Person	368
UCC	342
UK	15
UK Institutional Investor	126
UK PRIIPS Regulation	15
UK Retail Investor	15
Underwriter Entities	101
Underwriting Agreement	370
Underwritten Expenses	137
Underwritten NCF Debt Yield	138
Underwritten NCF DSCR	134
Underwritten Net Cash Flow	137

Underwritten Net Cash Flow Debt Service Coverage Ratio	137
Underwritten Net Operating Income Debt Service Coverage Ratio	138
Underwritten NOI	138
Underwritten Revenues	139
Units	140
Unscheduled Principal Payment Amount	222
Unsolicited Information	313
USD LIBOR	96
UW Expenses	137
UW NCF	137
UW NCF Debt Yield	138
UW NCF DSCR	137
UW NOI	138
UW NOI Debt Yield	140
UW NOI DSCR	138
UW NOI DY	140

V
Volcker Rule	128
Voting Rights	239

W
Weighted Average Mortgage Rate	140
Whole Loan	129
Withheld Amounts	260
Workout Fee	269
Workout Fee Rate	269
Workout-Delayed Reimbursement Amount	258

ANNEX A-1

CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS
AND MORTGAGED PROPERTIES
[(SCHEDULE AL)]

Loan ID	Property Flag	Property Name	% of Initial Pool Balance	Mortgage Loan Originator	Mortgage Loan Seller	Original Balance	Cut-off Date Balance

A-1-1

Maturity/ARD Balance	Cut-off Date Balance per SF/Units/Rooms/Pads	Loan Purpose	Sponsor	Non-Recourse Carveout Guarantor	No. of Properties	General Property Type	Detailed Property Type

A-1-2

Title Type	Ground Lease Initial Lease Expiration Date	Address	City	County	State	Zip Code	Year Built

A-1-3

Year Renovated	Net Rentable Area SF/Units/Acres/ Rooms/Pads	Units of Measure	Occupancy Rate	Occupancy Rate As-of Date	Appraised Value	Appraisal As-of Date	Mortgage Rate

A-1-4

Administrative Fee Rate	Master Servicing Fee Rate	Pari Passu Loan Primary Servicing Fee Rate	Trustee Fee Rate	Trust Advisor Fee Rate	CREFC Fee Rate	Administrative Cost Rate	Interest Accrual Basis	Seasoning (mos.)

A-1-5

ARD (Yes/No)	Original Term to Maturity (mos.)	Remaining Term to Maturity (mos.)	Original Interest-Only Period (mos.)	Remaining Interest-Only Period (mos.)	Original Amortization Term (mos.)	Remaining Amortization Term (mos.)	Note Date

A-1-6

First Due Date	First P&I Due Date (Partial IO Loans)	Maturity Date	ARD Loan Stated Maturity Date	Monthly Debt Service (P&I)	Monthly Debt Service (IO)	Annual Debt Service (P&I)	Annual Debt Service (IO)

A-1-7

Lockbox Type	Cash Management Status	Crossed With Other Loans	Related-Borrower Loans	UW NOI DSCR (P&I)	UW NOI DSCR (IO)	UW NCF DSCR (P&I)	UW NCF DSCR (IO)

A-1-8

Cut-Off Date LTV Ratio	Maturity Date LTV Ratio	Grace Period to Late Charge (Days)	Grace Period to Default (Days)	Due Date	Prepayment Provisions (No. of Payments)	Third Most Recent Revenues	Third Most Recent Expenses

A-1-9

Third Most Recent NOI	Third Most Recent NOI Date	Third Most Recent NOI Debt Yield	Second Most Recent Revenues	Second Most Recent Expenses	Second Most Recent NOI	Second Most Recent NOI Date	Second Most Recent NOI Debt Yield

A-1-10

Most Recent Revenues	Most Recent Expenses	Most Recent NOI	Most Recent NOI Date	Most Recent NOI Debt Yield	UW Occupancy	UW EGI	UW Expenses

A-1-11

UW NOI	UW NOI Debt Yield	UW Capital Items	UW NCF	UW NCF Debt Yield	Largest Tenant	Largest Tenant Lease Expiration	Largest Tenant NSF

A-1-12

Largest Tenant % of NSF	2nd Largest Tenant	2nd Largest Tenant Lease Expiration	2nd Largest Tenant NSF	2nd Largest Tenant % of NSF	3rd Largest Tenant	3rd Largest Tenant Lease Expiration	3rd Largest Tenant NSF

A-1-13

3rd Largest Tenant % of NSF	4th Largest Tenant	4th Largest Tenant Lease Expiration	4th Largest Tenant NSF	4th Largest Tenant % of NSF	5th Largest Tenant	5th Largest Tenant Lease Expiration	5th Largest Tenant NSF

A-1-14

5th Largest Tenant % of NSF	Upfront Replacement Reserves	Monthly Replacement Reserves	Replacement Reserve Cap	Upfront TI/LC Reserves	Monthly TI/LC Reserves	TI/LC Reserve Cap	Upfront Tax Reserves

A-1-15

Monthly Tax Reserves	Upfront Insurance Reserves	Monthly Insurance Reserves	Upfront Deferred Maint. Reserve	Upfront Debt Service Reserves	Monthly Debt Service Reserves	Upfront Environmental Reserves	Initial Other Reserves

A-1-16

Initial Other Reserves Description	Ongoing Other Reserves	Ongoing Other Reserves Description	Other Reserves Cap	Appraisal Report Date	Environmental Phase I Report Date	Phase II Performed	Engineering Report Date

A-1-17

Seismic Zone (Y/N)	Seismic Report Date	PML %	Additional Future Debt Permitted	Additional Future Debt Permitted Description	Cut-off Date Pari Passu Mortgage Debt Balance	Cut-off Date Subord. Mortgage Debt Balance	Total Mortgage Debt Cut-off Date LTV Ratio

A-1-18

Total Mortgage Debt UW NCF DSCR	Total Mortgage Debt UW NOI Debt Yield	Cut-off Date Mezzanine Debt Balance	Total Debt Cut-off Date LTV Ratio	Total Debt UW NCF DSCR	Total Debt UW NOI Debt Yield

A-1-19

Reporting Period Start	Reporting Period End	Securitization Interest Rate	Interest Rate Type	Primary Servicer	Payment Frequency	Payment Type	Interest-Only (Y/N)	ARM (Y/N)	[ARM Index]

A-1-20

[ARM First Rate Adjustment Date]	[ARM First Rate Payment Adjustment Date]	[ARM Margin]	[ARM Lifetime Cap]	[ARM Rate Increase Limit]	[ARM Rate Decrease Limit]	[ARM Pay Adjustment Max ($/%]	[ARM Rate Reset]	[ARM Pay Reset]	[ARM Index Look Back]

A-1-21

Balloon (Y/N)	Original Interest- Only Period	Most Recent TTM Operating Statements End Date	Underwriting Criteria Met (Y/N)	Lease Rollover Review Date	Property Status	Deferred Interest Cumulative	Deferred Interest Collected	Workout Strategy	Modification (Y/N)

A-1-22

[Date of Modification]	[Modification Code]	[Post Modification Code]	[Post Modification Payment ($)]	[Post Modification Maturity Date]	[Post Modification Amortization Period]	[Special Servicer Transfer Date]	[Master Servicer Transfer Date]	Repurchase Demand (Yes/No)	[Status of Repurchase Demand]

A-1-23

[Repurchase Amount]	[Demand Resolution Date]	[Repurchaser]	[Post Modification Payment ($)]	[Repurchase Reason]	[Underwriting Exception]	Qualifying CRE Loan (Y/N)	Revised Rate

A-1-24

FOOTNOTES TO ANNEX A-1

(1) “3650 REIT” denotes 3650 Real Estate Investment Trust 2 LLC, as mortgage loan seller [INCLUDE OTHER MORTGAGE LOAN SELLERS]

[INCLUDE OTHER FOOTNOTES TO EXPLAIN PARTICULAR UNIQUE LOAN OR PROPERTY ITEMS AS APPROPRIATE]

A-1-25

ANNEX A-2

CERTAIN POOL CHARACTERISTICS OF THE MORTGAGE LOANS
AND MORTGAGED PROPERTIES

Cut-off Date Balances

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date	LTV Ratio
Trust			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	at
Cut-off Date Balances			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	Maturity/ARD(1)(2)(3)

$[________]	-	$[________]	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________]	-	$[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________]	-	$[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________]	-	$[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________]	-	$[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Mortgage Rates

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date	LTV Ratio
			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	at
Mortgage Rates			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	Maturity/ARD(1)(2)(3)

[__]%	-	[__]%	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-1

Original Term to Maturity/ARD in Months(1)

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Original Term to			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Maturity/ARD in Months			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[__]			[__]	[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]			[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]			[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Remaining Term to Maturity/ARD in Months(1)

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Remaining Term to			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Maturity/ARD in Months			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[__]	-	[__]	[__]	[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Original Amortization Term in Months

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Original Amortization			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Term in Months			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

	Interest- Only		[__]	[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
	[__]		[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
	[__]		[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
	[__]		[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-2

Remaining Amortization Term in Months

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Remaining Amortization			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Term in Months			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

	Interest-Only		[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Amortization Types

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Amortization Types			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

IO-Balloon			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Interest Only			[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Balloon			[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
ARD-Interest Only			[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
ARD-IO-Balloon(4)			[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-3

Partial Interest-Only Periods

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Partial Interest			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Only Periods			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[__]	-	[__]	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	-	[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Underwritten Net Cash Flow Debt Service Coverage Ratios(2)

Weighted Averages

Underwritten				Aggregate	% of		Stated			Cut-off
Net Cash Flow			Number of	Cut-off	Initial		Remaining		UW	Date
Debt Service			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Coverage Ratios			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[__]x	-	[__]x	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x	-	[__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x	-	[__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x	-	[__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x	-	[__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x	-	[__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x	-	[__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Cut-off Date LTV Ratios(2)(3)

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Cut-off Date			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
LTV Ratios			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[__]%	-	[__]%	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-4

LTV Ratio at Maturity/ARD(1)(2)(3)

Weighted Averages

				Aggregate	% of		Stated			Cut-off
			Number of	Cut-off	Initial		Remaining		UW	Date
Maturity Date/ARD			Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
LTV Ratios			Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[__]%	-	[__]%	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]%	-	[__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:			[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Type of Mortgaged Properties

Weighted Averages

				Aggregate	% of				Cut-off
			Number of	Cut-off	Initial			UW	Date
			Mortgaged	Date	Pool		UW NCF	NOI	LTV	Maturity Date
Property Type			Properties	Balance	Balance	Occupancy	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[Retail]
[Super Regional Mall]			[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Freestanding]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Anchored]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Regional Mall]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Outlet Center]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Shadow Anchored]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Single Tenant]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:			[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

[Multifamily]
[Garden]			[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Student]			[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:			[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

A-2-5

[Hotel]
[Full Service]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Extended Stay]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Limited Service]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

[Office]
[CBD]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Medical]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

[Self Storage]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

[Mixed Use]
[Office/Retail/Parking]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Industrial/Retail/Office]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Retail/Office]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

[Industrial]
[Flex]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Warehouse/Distribution]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Warehouse]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

[Manufactured Housing]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

A-2-6

Mortgaged Properties by Location

Weighted Averages

		Aggregate	% of				Cut-off
	Number of	Cut-off	Initial			UW	Date
	Mortgaged	Date	Pool		UW NCF	NOI	LTV	Maturity Date
Location	Properties	Balance	Balance	Occupancy	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

[______]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[______]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

Prepayment Protection

Weighted Averages

		Aggregate	% of		Stated			Cut-off
	Number of	Cut-off	Initial		Remaining		UW	Date
Prepayment	Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Protection	Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

Defeasance	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-7

Yield Maintenance	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
None	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Loan Purpose

Weighted Averages

		Aggregate	% of		Stated			Cut-off
	Number of	Cut-off	Initial		Remaining		UW	Date
Loan	Mortgage	Date	Pool	Mortgage	Term	UW NCF	NOI	LTV	Maturity Date
Purpose	Loans	Balance	Balance	Rate	(Mos.)(1)	DSCR(2)	DY(2)	Ratio(2)(3)	LTV Ratio(1)(2)(3)

Refinance	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Acquisition	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Recapitalization	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

(1) In the case of Loan No. [__] which have an anticipated repayment date, Original Term to Maturity/ARD, Remaining Term to Maturity/ARD, Stated Remaining Term (Mos.) and LTV Ratio at
Maturity/ARD is as of the anticipated repayment date.
(2) In the case of Loan No. [__], the UW NCF DSCR, UW NOI DY, Cut-off Date LTV Ratio and LTV Ratio at Maturity/ARD calculations include the related Pari Passu Companion Loans.
In the case of Loan Nos. [__] and [__], the UW NCF DSCR, UW NOI Debt Yield, Cut-off Date LTV and Maturity Date LTV calculations exclude the related Subordinate Companion Loan.
(3) In the case of Loan No. [__], the Cut-off Date LTV Ratio and the LTV at Maturity/ARD is calculated based upon an appraised value based on certain hypothetical assumptions
Refer to “Description of the Mortgage Pool – Assessment of Property Value and Condition” in the Prospectus for additional details.
(4) [In the case of Loan No. [__], the mortgage loan has an ARD feature with an anticipated repayment date of [________], with an increase in the interest rate equal to the greater of (i) [__]% per annum or (ii) the 10 year treasury rate plus [__] basis points, until the final maturity date of [______]. Upon the anticipated repayment date, if the mortgage loan is not paid off in full, the monthly debt service payment will be a fully amortizing monthly payment of principal and interest calculated based on (i) a loan amount equal to the then outstanding principal balance as of the anticipated repayment date, (ii) an applicable interest rate and (iii) a loan term commencing on the anticipated repayment date and ending on the maturity date.]

A-2-8

ANNEX A-3

STRUCTURAL AND COLLATERAL TERM SHEET

Mortgage Loan No. [_] — [Mortgage Loan Name]

Mortgage Loan Information		Property Information
Mortgage Loan Seller:	3650 REIT	Single Asset / Portfolio:	[Single Asset][Portfolio]
Original Principal Balance:	$	Title:
Cut-off Date Principal Balance:	$	Property Type - Subtype:
% of Pool by IPB:	[__]%	Net Rentable Area (SF):	[__]
Loan Purpose:		Location:
Borrower:		Year Built / Renovated:
Sponsors:		Occupancy:	[__]%
Interest Rate:	[__]%	Occupancy Date:
Note Date:		Number of Tenants:
Anticipated Repayment Date:		2012 NOI:	$
Interest-only Period:	[_] months	2013 NOI:	$
Original Term:	[_] months	2014 NOI:	$
Original Amortization:	[_] months	TTM NOI:	$
Amortization Type:		UW Economic Occupancy:	[__]%
Call Protection:		UW Revenues:	$
Lockbox:		UW Expenses:	$
Additional Debt:		UW NOI:	$
Additional Debt Balance:	$	UW NCF:	$
Additional Debt Type:		Appraised Value / Per SF:	$ / $
Additional Future Debt Permitted:		Appraisal Date:

Escrows and Reserves				Financial Information
	Initial	Monthly	Initial Cap	Cut-off Date Loan / SF:	$
Taxes:				Maturity Date Loan / SF:	$
Insurance:				Cut-off Date LTV:	[__]%
Replacement Reserves:				Maturity Date LTV:	[__]%
TI/LC:				UW NCF DSCR:	[__]x
Major Tenant TI/LC Reserve:				UW NOI Debt Yield:	[__]%

Sources and Uses
Sources	Proceeds	% of Total	Uses	Proceeds	% of Total
Mortgage Loan	$	[__]%	Payoff Existing Debt:	$	[__]%
Mezzanine Loan			Closing Costs:
Return of Equity:
Upfront Reserves:
Total Sources		$100.0%	Total Uses		$100.0%

The Loan. [BRIEF LOAN DESCRIPTION]

The Borrower. [IDENTITY OF BORROWER]

A-3-1

The Sponsors. [IDENTITY OF SPONSOR]

The Property. [BRIEF PROPERTY DESCRIPTION]

The Market. [BRIEF MARKET DESCRIPTION]

Competitive Set Summary

Property	Location	Year Built	Total GLA	Base Rent PSF	Building Type	Lease Type

Historical and Current Occupancy

2010	2011	2012	2013	2014	Current
[__]%	[__]%	[__]%	[__]%	[__]%	[__]%

Tenant Summary(1)

Tenant	Ratings(2) Moody’s/S&P/Fitch	Net Rentable Area (SF)	% of Total NRA	Base Rent PSF	Lease Expiration Date

(1)	Based on the underwritten rent roll.

Lease Rollover Schedule(1)

Year	Number of Leases Expiring	Net Rentable Area Expiring	% of NRA Expiring	Base Rent Expiring	% of Base Rent Expiring	Cumulative Net Rentable Area Expiring	Cumulative % of NRA Expiring	Cumulative Base Rent Expiring	Cumulative % of Base Rent Expiring
Vacant
MTM
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031 & Beyond
Total

(1)	Based on the underwritten rent roll.

A-3-2

Operating History and Underwritten Net Cash Flow

	2012	2013	2014	TTM(1)	Underwritten	PSF	%(2)
Rents in Place	$	$	$	$	$	$	[__]%
Vacant Income							[__]%
Gross Potential Rent	$	$	$	$	$	$	[__]%
Total Reimbursements							[__]%
Net Rental Income	$	$	$	$	$	$	[__]%
(Vacancy/Credit Loss)							[__]%
Other Income							[__]%
Effective Gross Income	$	$	$	$	$	$	[__]%
Total Expenses	$	$	$	$	$	$	[__]%
Net Operating Income	$	$	$	$	$	$	[__]%
Total TI/LC, Capex/RR							[__]%
Net Cash Flow	$	$	$	$	$	$	[__]%

(1)	TTM column represents the trailing twelve months ending [DATE].
(2)	Percentage column represents percent of Net Rental Income for all revenue lines and represents percent of Effective Gross Income for the remainder of fields.

Property Management. [BRIEF DESCRIPTION]

Escrows and Reserves. [BRIEF DESCRIPTION]

Lockbox / Cash Management. [BRIEF DESCRIPTION]

Additional Debt. [BRIEF DESCRIPTION]

A-3-3

ANNEX B

FORM OF REPORT TO NOTEHOLDERS

B-1

ANNEX C

FORM OF OPERATING ADVISOR ANNUAL REPORT1

Report Date: If during the prior calendar year, (i) any Mortgage Loan (other than a Non-Serviced Mortgage Loan or Serviced Whole Loan was a Specially Serviced Loan at any time or (ii) the Operating Advisor was entitled to consult with the Special Servicer with respect to any Major Decision, this report will be delivered no later than [INSERT DATE], pursuant to the terms and conditions of the Indenture and Servicing Agreement, dated as of [____] (the “Indenture and Servicing Agreement”), among [_______].
Transaction: [__________]
Operating Advisor: [__________]
Special Servicer: [__________]
Directing Holder: [●]

I.	Population of Mortgage Loans that Were Considered in Compiling this Report
1.	The Special Servicer has notified the Operating Advisor that [●] Specially Serviced Loans were transferred to special servicing in the prior calendar year [INSERT YEAR].
a.	[●] of those Specially Serviced Loans are still being analyzed by the Special Servicer as part of the development of an Asset Status Report.
b.	Asset Status Reports were issued with respect to [●] of such Specially Serviced Loans. This report is based only on the Specially Serviced Loans in respect of which an Asset Status Report has been issued. The Asset Status Reports may not yet be fully implemented.

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[II.	Executive Summary

Based on the requirements and qualifications set forth in the Indenture and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor’s analysis requirements outlined in the Indenture and Servicing Agreement) has undertaken a limited review of the Special Servicer’s operational activities to service certain Specially Serviced Loans in accordance with the Servicing Standard. Based on such limited review, the Operating Advisor [does, does not] believe there are material violations of the Special Servicer’s compliance with its obligations under the Indenture and Servicing Agreement. In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1.	Reviewed the Asset Status Reports, the Special Servicer’s assessment of compliance report, attestation report by a third party regarding the Special Servicer’s compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [●] Specially Serviced Loans: [List applicable mortgage loans]

__________________________
1          This report is an indicative report and does not reflect the final form of annual report to be used in any particular year. The Operating Advisor will have the ability to modify or alter the organization and content of any particular report, subject to the compliance with the terms of the Indenture and Servicing Agreement, including, without limitation, provisions relating to Privileged Information.

2.	Consulted with the Special Servicer as provided under the Indenture and Servicing Agreement. The Operating Advisor’s analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer’s policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Holder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.

III.       Specific Items of Review

1.	The Operating Advisor reviewed the following items in connection with the generation of this report: [LIST MATERIAL ITEMS].
2.	During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].
3.	Appraisal Reduction calculations and net present value calculations:
4.	The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to the utilization by the special servicer.
a.	The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.
b.	After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.
5.	The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].
6.	In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].]

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[II.	Executive Summary

Based on the requirements and qualifications set forth in the Indenture and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor’s analysis requirements outlined in the Indenture and Servicing Agreement) has undertaken a review of the Special Servicer’s actions under the Indenture and Servicing Agreement. Based on such review, the Operating Advisor [does, does not] believe, in its sole discretion exercised in good faith,[ that the Special Servicer is operating in compliance with the Servicing Standard and is performing its duties in accordance with the Indenture and Servicing Agreement.] [The Operating Advisor believes, in its sole discretion exercised in good faith, that the Special Servicer has failed to comply with the following obligations.]

•	[LIST OF ITEMS]

In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1.	Reviewed information available to Privileged Persons on the note administrator’s website that is relevant to the operating advisor’s obligations under the ISA, and certain information it has requested from special servicer.
2.	[Reviewed the Asset Status Reports, the Special Servicer’s assessment of compliance report, attestation report by a third party regarding the Special Servicer’s compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [●] Specially Serviced Loans: [List applicable mortgage loans]
3.	Consulted with the Special Servicer as provided under the Indenture and Servicing Agreement. The Operating Advisor’s analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer’s policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Holder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.

[ADD RECOMMENDATION OF REPLACEMENT OF SPECIAL SERVICER, IF APPLICABLE]

III.       Specific Items of Review

1.	The Operating Advisor reviewed the following items and actions in connection with the generation of this report: [LIST MATERIAL ITEMS AND ACTIONS].
2.	[During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].]

3.	Appraisal Reduction calculations and net present value calculations:
4.	The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to the utilization by the special servicer.
a.	The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.
b.	After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.
5.	The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].

In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].]

IV.	Qualifications Related to the Work Product Undertaken and Opinions Related to this Report
1.	The Operating Advisor did not participate in, or have access to, the Special Servicer’s and Directing Holder’s discussion(s) regarding any Specially Serviced Loan. The Operating Advisor does not have authority to speak with the Directing Holder directly. As such, the Operating Advisor generally relied upon the information delivered to it by the Special Servicer as well as its interaction with the Special Servicer, if any, in gathering the relevant information to generate this report.
2.	The Special Servicer has the legal authority and responsibility to service the Specially Serviced Loans pursuant to the Indenture and Servicing Agreement. The Operating Advisor has no responsibility or authority to alter the standards set forth therein.
3.	Confidentiality and other contractual limitations limit the Operating Advisor’s ability to outline the details or substance of the discussions held between it and the Special Servicer regarding any Specially Serviced Loans and certain information it reviewed in connection with its duties under the Indenture and Servicing Agreement. As a result, this report may not reflect all the relevant information that the Operating Advisor is given access to by the Special Servicer.
4.	There are many tasks that the Special Servicer undertakes on an ongoing basis related to Specially Serviced Loans. These include, but are not limited to, assumptions, ownership changes, collateral substitutions, capital reserve changes, etc. The Operating Advisor does not participate in any discussions regarding such actions. As such, Operating Advisor has not assessed the Special Servicer’s operational compliance with respect to those types of actions.

5.	The Operating Advisor is not empowered to speak with any investors directly. If the investors have questions regarding this report, they should address such questions to the note administrator through the note administrator’s website.

Terms used but not defined herein have the meaning set forth in the Indenture and Servicing Agreement.

ANNEX D-1

MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

The mortgage loan seller will make the representations and warranties set forth below as of the date specified below or, if no such date is specified, generally as of the Closing Date, in each case subject to the exceptions to those representations and warranties that are described on Annex D-1. Prior to the execution of the related final mortgage loan purchase agreement (the “MLPA”), there may be additions, subtractions or other modifications to the representations, warranties and exceptions. These representations, warranties and exceptions should not be read alone, but should only be read in conjunction with the prospectus. Capitalized terms used but not otherwise defined in this Annex D-1 shall have the meanings set forth in the main body of the prospectus or, if not defined therein, in the related mortgage loan purchase agreement.

Each MLPA, together with the related representations and warranties (subject to the exceptions thereto), serves to contractually allocate risk between the mortgage loan seller, on the one hand, and the issuing entity, on the other. The representations and warranties are not intended to be disclosure statements regarding the characteristics of the related mortgage loans, Mortgaged Properties or other subjects discussed therein, but rather are intended as a risk allocation mechanism. We cannot assure you that the mortgage loans actually conform to the statements made in the representations and warranties that are presented below. The representations, warranties and exceptions have been provided to you for informational purposes only and prospective investors should not rely on the representations, warranties and exceptions as a basis for any investment decision. For disclosure regarding the characteristics, risks and other information regarding the mortgage loans, mortgaged properties and the notes, you should read and rely solely on the prospectus. None of the depositor or the underwriters or their respective affiliates makes any representation regarding the accuracy or completeness of the representations, warranties and exceptions.

As used in this Annex D-1 the term “Mortgage Loan” refers to each mortgage loan that is a whole mortgage loan.

[Sample Representations and Warranties: Actual Representations and Warranties for an individual series may vary.]

(1)       Complete Servicing File. All documents comprising the Servicing File will be or have been delivered to the Master Servicer with respect to each Mortgage Loan by the deadlines set forth in the ISA and/or MLPA.

(2)       Whole Loan; Ownership of Mortgage Loans. Except with respect to each Whole Loan, each Mortgage Loan is a whole loan and not an interest in a mortgage loan. Each Mortgage Loan is a senior portion (or a pari passu portion of a senior portion) of a whole mortgage loan evidenced by a senior note. Immediately prior to the sale, transfer and assignment to depositor, no Mortgage Note or Mortgage was subject to any assignment (other than assignments to the Seller), participation (other than with respect to Serviced Pari Passu Mortgage Loans) or pledge, and the Seller had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations (other than with respect to agreements among noteholders with respect to a Whole Loan), any other ownership interests and other interests on, in or to such Mortgage Loan (subject to certain agreements regarding servicing and/or defeasance successor borrower rights as provided in the ISA, subservicing agreements permitted thereunder and that certain Servicing Rights Purchase Agreement, dated on or before the Closing Date between the Master Servicer and the mortgage loan seller). The mortgage loan seller has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to depositor constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan (subject to certain agreements regarding servicing and/or defeasance successor borrower rights as provided in the ISA, subservicing agreements permitted thereunder and that certain Servicing

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Rights Purchase Agreement, dated on or before the Closing Date between the Master Servicer and the mortgage loan seller).

(3)       Loan Document Status. Each related Mortgage Note, Mortgage, Assignment of Leases (if a separate instrument), guaranty and other agreement executed by or on behalf of the related Mortgagor, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related Mortgagor, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law and except that certain provisions in such Mortgage Loan documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance premiums) may be further limited or rendered unenforceable by applicable law, but (subject to the limitations set forth above) such limitations or unenforceability will not render such Mortgage Loan documents invalid as a whole or materially interfere with the mortgagee’s realization of the principal benefits and/or security provided thereby (clauses (i) and (ii) collectively, the “Insolvency Qualifications”).

Except as set forth in the immediately preceding sentences, there is no valid offset, defense, counterclaim or right of rescission available to the related Mortgagor with respect to any of the related Mortgage Notes, Mortgages or other Mortgage Loan documents, including, without limitation, any such valid offset, defense, counterclaim or right based on intentional fraud by the mortgage loan seller in connection with the origination of the Mortgage Loan, that would deny the mortgagee the principal benefits intended to be provided by the Mortgage Note, Mortgage or other Mortgage Loan documents.

(4)       Mortgage Provisions. The Mortgage Loan documents for each Mortgage Loan contain provisions that render the rights and remedies of the holder thereof adequate for the practical realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, nonjudicial foreclosure subject to the limitations set forth in the Insolvency Qualifications.

(5)       Hospitality Provisions. The Mortgage Loan documents for each Mortgage Loan that is secured by a hotel property operated pursuant to a franchise agreement includes an executed comfort letter or similar agreement signed by the Mortgagor and franchisor of such property enforceable by the issuing entity against such franchisor, either directly or as an assignee of the originator. The Mortgage or related security agreement for each Mortgage Loan secured by a hotel property creates a security interest in the revenues of such property for which a UCC financing statement has been filed in the appropriate filing office.

(6)       Mortgage Status; Waivers and Modifications. Since origination and except by written instruments set forth in the related Mortgage File or as otherwise provided in the related Mortgage Loan documents (a) the material terms of such Mortgage, Mortgage Note, Mortgage Loan guaranty, and related Mortgage Loan documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related Mortgage in any manner which materially interferes with the security intended to be provided by such Mortgage or the use or operation of such Mortgaged Property; and (c) neither Mortgagor nor guarantor has been released from its obligations under the Mortgage Loan. The material terms of such Mortgage, Mortgage Note, Mortgage Loan guaranty, and related Mortgage Loan documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect since [__________].

(7)       Lien; Valid Assignment. Subject to the Insolvency Qualifications, each endorsement and assignment of Mortgage and assignment of Assignment of Leases from the mortgage loan seller constitutes a legal, valid and binding endorsement or assignment from the mortgage loan seller. Each related Mortgage and Assignment of Leases is freely assignable without the consent of the related Mortgagor. Each related Mortgage is a legal, valid and enforceable first lien on the related Mortgagor’s

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fee (or if identified on the Mortgage Loan Schedule, leasehold) interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below)), except as the enforcement thereof may be limited by the Insolvency Qualifications. Such Mortgaged Property (subject to Permitted Encumbrances) as of origination was, and as of the Cut-off Date to the mortgage loan seller’s knowledge, is free and clear of any recorded mechanics’ liens, recorded materialmen’s liens and other recorded encumbrances, and to the mortgage loan seller’s knowledge and subject to the rights of tenants, no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related Mortgage, except those which are insured against by a lender’s title insurance policy (as described below). Any security agreement, chattel mortgage or equivalent document related to and delivered in connection with the Mortgage Loan establishes and creates a valid and enforceable lien on property described therein subject to Permitted Encumbrances, except as such enforcement may be limited by Insolvency Qualifications subject to the limitations described in clause (11) below. Notwithstanding anything herein to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of Uniform Commercial Code financing statements is required in order to effect such perfection.

At the time of the assignment of the Mortgage Loans to the Depositor, the Seller had good and marketable title to and was the sole owner and holder of, each Mortgage Loan, free and clear of any pledge, lien, encumbrance or security interest (subject to certain agreements regarding servicing and/or defeasance successor borrower rights as provided in the ISA, subservicing agreements permitted thereunder and that certain Servicing Rights Purchase Agreement, dated as of the Closing Date between the Master Servicer and the Seller) and such assignment validly and effectively transfers and conveys all legal and beneficial ownership of the Mortgage Loans to the Depositor free and clear of any pledge, lien, encumbrance or security interest (subject to certain agreements regarding servicing as provided in the ISA, subservicing agreements permitted thereunder and that certain Servicing Rights Purchase Agreement, dated as of the Closing Date between the Master Servicer and the Seller).

(8)       Permitted Liens; Title Insurance. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy with escrow instructions or a “marked up” commitment, in each case binding on the title insurer) (the “Title Policy”) in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the Mortgage, the first priority lien of the Mortgage, which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments not yet due and payable; (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record specifically identified in the Title Policy; (c) the exceptions (general and specific) and exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under leases (including subleases) pertaining to the related Mortgaged Property which the Mortgage Loan documents do not require to be subordinated to the lien of such Mortgage; and (f) if the related Mortgage Loan constitutes a cross-collateralized Mortgage Loan, the lien of the Mortgage for another Mortgage Loan contained in the same Crossed Mortgage Loan Group, provides that none of which items (a) through (f), individually or in the aggregate, materially interferes with the value, current use or operation of the Mortgaged Property or the security intended to be provided by such Mortgage or with the current ability of the related Mortgaged Property to generate net cash flow sufficient to service the related Mortgage Loan or the Mortgagor’s ability to pay its obligations when they become due (collectively, the “Permitted Encumbrances”). Except as contemplated by clause (f) of the preceding sentence none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related Mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid and no claims have been made by the mortgage loan seller thereunder and no claims have been paid thereunder. Neither the mortgage loan seller, nor to the mortgage loan seller’s knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the

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coverage under such Title Policy. Each Title Policy contains no exclusion for, or affirmatively insures (except for any Mortgaged Property located in a jurisdiction where such affirmative insurance is not available in which case such exclusion may exist), (a) that the Mortgaged Property shown on the survey is the same as the property legally described in the Mortgage, and (b) to the extent that the Mortgaged Property consists of two or more adjoining parcels, such parcels are contiguous.

(9)       Junior Liens. It being understood that B notes secured by the same Mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, there are no subordinate mortgages or junior liens encumbering the related Mortgaged Property. The mortgage loan seller has no knowledge of any mezzanine debt related to the Mortgaged Property and secured directly by the ownership interests in the Mortgagor.

(10)       Assignment of Leases and Rents. There exists as part of the related Mortgage File an Assignment of Leases (either as a separate instrument or incorporated into the related Mortgage). Each related Assignment of Leases creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related Mortgagor to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Insolvency Qualifications; no person other than the related Mortgagor owns any interest in any payments due under such lease or leases that is superior to or of equal priority with the lender’s interest therein. The related Mortgage or related Assignment of Leases, subject to applicable law, provides for, upon an event of default under the Mortgage Loan, a receiver to be appointed for the collection of rents or for the related mortgagee to enter into possession to collect the rents or for rents to be paid directly to the mortgagee.

(11)       Financing Statements. Each Mortgage Loan or related security agreement establishes a valid security interest in, and a UCC-1 financing statement has been filed (except, in the case of fixtures, the Mortgage constitutes a fixture filing) in all places necessary to perfect a valid security interest in, the personal property (the creation and perfection of which is governed by the UCC) owned by the Mortgagor and necessary to operate any Mortgaged Property in its current use other than (1) non-material personal property, (2) personal property subject to purchase money security interests and (3) personal property that is leased equipment. Each UCC-1 financing statement, if any, filed with respect to personal property constituting a part of the related Mortgaged Property and each UCC-2 or UCC-3 assignment, if any, filed with respect to such financing statement was in suitable form for filing in the filing office in which such financing statement was filed.

(12)       Condition of Property. The mortgage loan seller or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within four months of origination of the Mortgage Loan and within twelve months of the Cut-off Date.

An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than twelve months prior to the Cut-off Date, which indicates that, except as set forth in such engineering report or with respect to which repairs were required to be reserved for or made, all building systems for the improvements of each related Mortgaged Property are in good working order, and further indicates that each related Mortgaged Property (a) is free of any material damage, (b) is in good repair and condition, and (c) is free of structural defects, except to the extent (i) any damage or deficiencies that would not materially and adversely affect the use, operation or value of the Mortgaged Property or the security intended to be provided by such Mortgage or repairs with respect to such damage or deficiencies estimated to cost less than $50,000 in the aggregate per Mortgaged Property; (ii) such repairs have been completed; or (iii) escrows in an aggregate amount consistent with the standards utilized by the mortgage loan seller with respect to similar loans it originates for securitization have been established, which escrows will in all events be in an aggregate amount not less than the estimated cost of such repairs. The mortgage loan seller has no knowledge of any material issues with the physical condition of the Mortgaged Property that the mortgage loan seller believes would have a material adverse effect on the use, operation or value of the Mortgaged Property other than those disclosed in the engineering report and those addressed in sub-clauses (i), (ii) and (iii) of the preceding sentence.

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(13)       Taxes and Assessments. As of the date of origination and as of the Closing Date, all taxes and governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges) due with respect to the Mortgaged Property (excluding any related personal property) securing a Mortgage Loan that is or if left unpaid could become a lien on the related Mortgaged Property that would be of equal or superior priority to the lien of the Mortgage and that became due and delinquent and owing prior to the Cut-off Date with respect to each related Mortgaged Property have been paid, or, if the appropriate amount of such taxes or charges is being appealed or is otherwise in dispute, the unpaid taxes or charges are covered by an escrow of funds or other security sufficient to pay such tax or charge and reasonably estimated interest and penalties, if any, thereon. For purposes of this representation and warranty, real property taxes, governmental assessments and other outstanding governmental charges shall not be considered delinquent until the date on which interest and/or penalties would be payable thereon.

(14)       Condemnation. As of the date of origination and to the mortgage loan seller’s knowledge as of the Closing Date, there is no proceeding pending or threatened for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the use or operation of the Mortgaged Property.

(15)       Actions Concerning Mortgage Loan. As of the date of origination and to the mortgage loan seller’s knowledge as of the Closing Date, there was no pending, filed or threatened action, suit or proceeding, arbitration or governmental investigation involving any Mortgagor, guarantor, or Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) title to the Mortgaged Property, (b) the validity or enforceability of the Mortgage, (c) such Mortgagor’s ability to perform under the related Mortgage Loan, (d) such guarantor’s ability to perform under the related guaranty, (e) the use, operation or value of the Mortgaged Property, (f) the principal benefit of the security intended to be provided by the Mortgage Loan documents, (g) the current ability of the Mortgaged Property to generate net cash flow sufficient to service such Mortgage Loan, or (h) the current principal use of the Mortgaged Property.

(16)       Escrow Deposits. All escrow deposits and payments required pursuant to each Mortgage Loan (including capital improvements and environmental remediation reserves) are in the possession, or under the control, of the mortgage loan seller or its servicer, and there are no deficiencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required under the related Mortgage Loan documents are being conveyed by the mortgage loan seller to depositor or its servicer and identified as such with appropriate detail. Any and all requirements under the Mortgage Loan as to completion of any material improvements and as to disbursements of any funds escrowed for such purpose, which requirements were to have been complied with on or before Closing Date, have been complied with in all material respects or the funds so escrowed have not been released unless such release was consistent with proper and prudent commercial mortgage servicing practices or such released funds were otherwise used for their intended purpose. No other escrow amounts have been released except in accordance with the terms and conditions of the related Mortgage Loan documents.

(17)       No Holdbacks. The principal amount of the Mortgage Loan stated on the Mortgage Loan Schedule has been fully disbursed as of the Closing Date and there is no requirement for future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts pending the satisfaction of certain conditions relating to leasing, repairs, occupancy, performance or other matters with respect to the related Mortgaged Property), and any requirements or conditions to disbursements of any loan proceeds held in escrow have been satisfied with respect to any disbursement of any such escrow fund prior to the Cut-off Date.

(18)       Insurance. Each related Mortgaged Property is, and is required pursuant to the related Mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a “special cause of loss form” or “all-risk form” that includes replacement cost valuation issued by an insurer meeting the requirements of the related Mortgage Loan documents and having a claims-paying or financial strength rating of at least “A-:VIII” (for a Mortgage Loan with a principal balance

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below $35 million) and “A:VIII” (for a Mortgage Loan with a principal balance of $35 million or more) from A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. or “A-” from S&P Global Ratings (collectively the “Insurance Rating Requirements”), in an amount not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the mortgagor and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.

Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Mortgage Loan documents, by business interruption or rental loss insurance which (i) covers a period of not less than 12 months (or with respect to each Mortgage Loan with a principal balance of $35 million or more, 18 months); (ii) for a Mortgage Loan with a principal balance of $50 million or more contains a 180-day “extended period of indemnity”; and (iii) covers the actual loss sustained during restoration.

If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, the related Mortgagor is required to maintain insurance in the maximum amount available under the National Flood Insurance Program, plus such additional excess flood coverage in an amount as-is generally required by the mortgage loan seller originating mortgage loans for securitization.

If windstorm and/or windstorm related perils and/or “named storms” are excluded from the primary property damage insurance policy the Mortgaged Property is insured by a separate windstorm insurance policy issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms, in an amount at least equal to 100% of the full insurable value on a replacement cost basis of the Improvements and personalty and fixtures owned by the mortgagor and included in the related Mortgaged Property by an insurer meeting the Insurance Rating Requirements.

The Mortgaged Property is covered, and required to be covered pursuant to the related Mortgage Loan documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including broad-form coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by the mortgage loan seller for loans originated for securitization, and in any event not less than $1 million per occurrence and $2 million in the aggregate.

An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the structural and seismic condition of such property, for the sole purpose of assessing the probable maximum loss (“PML”) for the Mortgaged Property in the event of an earthquake. In such instance, the PML or equivalent was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the PML or equivalent would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained by an insurer rated at least “A:VIII” by A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. or “A-” by S&P Global Ratings in an amount not less than 100% of the PML or the equivalent.

The Mortgage Loan documents require insurance proceeds in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then-outstanding principal amount of the related Mortgage Loan, the lender (or a indenture trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan together with any accrued interest thereon.

All premiums on all insurance policies referred to in this section required to be paid as of the Cut-off Date have been paid, and such insurance policies name the lender under the Mortgage Loan and its successors and assigns as a loss payee under a mortgagee endorsement clause or, in the case of the general liability insurance policy, as named or additional insured. Such insurance policies will inure to the

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benefit of the indenture trustee. Each related Mortgage Loan obligates the related Mortgagor to maintain, or cause to be maintained, all such insurance and, at such Mortgagor’s failure to do so, authorizes the lender to maintain such insurance at the Mortgagor’s cost and expense and to charge such Mortgagor for related premiums. All such insurance policies (other than commercial liability policies) require at least 10 days’ prior notice to the lender of termination or cancellation arising because of nonpayment of a premium and at least 30 days prior notice to the lender of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by the mortgage loan seller.

(19)       Access; Utilities; Separate Tax Lots. Each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has access via an irrevocable easement or irrevocable right of way permitting ingress and egress to/from a public road, (b) is served by or has uninhibited access rights to public or private water and sewer (or well and septic) and all required utilities, all of which are appropriate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been made to the applicable governing authority for creation of separate tax lots, in which case the Mortgage Loan requires the Mortgagor to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax lots are created.

(20)       No Encroachments. To the mortgage loan seller’s knowledge and based solely on surveys obtained in connection with origination and the lender’s Title Policy (or, if such policy is not yet issued, a pro forma title policy, a preliminary title policy with escrow instructions or a “marked up” commitment) obtained in connection with the origination of each Mortgage Loan, (a) all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property, or are insured by applicable provisions of the Title Policy, (b) no improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property, or are insured by applicable provisions of the Title Policy and (c) no improvements encroach upon any easements except for encroachments the removal of which would not materially and adversely affect the value or current use of such Mortgaged Property or are insured by applicable provisions of the Title Policy.

(21)       No Contingent Interest or Equity Participation. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature (except that an ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to the Anticipated Repayment Date) or an equity participation by the mortgage loan seller.

(22)       [RESERVED]

(23)       Compliance. The terms of the Mortgage Loan documents evidencing such Mortgage Loan, comply in all material respects with all applicable local, state and federal laws and regulations, and the Seller has complied with all material requirements pertaining to the origination of the Mortgage Loans, including but not limited to, usury and any and all other material requirements of any federal, state or local law to the extent non-compliance would have a material adverse effect on the Mortgage Loan.

(24)       Authorized to do Business. To the extent required under applicable law, as of the Closing Date or as of the date that such entity held the Mortgage Note, each holder of the Mortgage Note was authorized to transact and do business in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan.

(25)       Trustee under Deed of Trust. With respect to each Mortgage which is a deed of trust, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the Mortgage and applicable law or may be substituted in accordance with the Mortgage and applicable law by the related mortgagee, and except in connection

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with a trustee’s sale after a default by the related Mortgagor or in connection with any full or partial release of the related Mortgaged Property or related security for such Mortgage Loan, no fees are payable to such trustee except for de minimis fees paid.

(26)       Local Law Compliance. To the mortgage loan seller’s knowledge, based solely upon any of a letter from any governmental authorities, a legal opinion, an architect’s letter, a zoning consultant’s report, an endorsement to the related Title Policy, or other affirmative investigation of local law compliance consistent with the investigation conducted by the mortgage loan seller for similar commercial and multifamily mortgage loans intended for securitization, the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan are in material compliance with applicable laws, zoning ordinances, rules, covenants, and restrictions (collectively “Zoning Regulations”) governing the occupancy, use, and operation of such Mortgaged Property or constitute a legal non-conforming use or structure and any non-conformity with zoning laws constitutes a legal non-conforming use or structure which does not materially and adversely affect the use or operation of such Mortgaged Property. In the event of casualty or destruction, (a) the Mortgaged Property may be restored or repaired to the extent necessary to maintain the use of the structure immediately prior to such casualty or destruction, (b) law and ordinance insurance coverage has been obtained for the Mortgaged Property in amounts customarily required by the mortgage loan seller for loans originated for securitization that provides coverage for additional costs to rebuild and/or repair the property to current Zoning Regulations, (c) the inability to restore the Mortgaged Property to the full extent of the use or structure immediately prior to the casualty would not materially and adversely affect the use or operation of such Mortgaged Property, or (d) title insurance coverage has been obtained for such nonconformity.

(27)       Licenses and Permits. Each Mortgagor covenants in the Mortgage Loan documents that it shall keep all material licenses, permits, franchises, certificates of occupancy, consents, and other approvals necessary for the operation of the Mortgaged Property in full force and effect, and to the mortgage loan seller’s knowledge based upon any of a letter from any government authorities or other affirmative investigation of local law compliance consistent with the investigation conducted by the mortgage loan seller for similar commercial and multifamily mortgage loans intended for securitization; all such material licenses, permits, franchises, certificates of occupancy, consents, and other approvals are in effect or the failure to obtain or maintain such material licenses, permits, franchises or certificates of occupancy does not materially and adversely affect the use and/or operation of the Mortgaged Property as it was used and operated as of the date of origination of the Mortgage Loan or the rights of a holder of the related Mortgage Loan. The Mortgage Loan requires the related Mortgagor to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located and for the Mortgagor and the Mortgaged Property to be in compliance in all material respects with all regulations, zoning and building laws.

(28)       Recourse Obligations. The Mortgage Loan documents for each Mortgage Loan provide that such Mortgage Loan (a) becomes full recourse to the Mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the Mortgagor (but may be affiliated with the Mortgagor) that, as of the date of origination of the related Mortgage Loan, has assets other than equity in the related Mortgaged Property that are not de minimis) in any of the following events: (i) if any petition for bankruptcy, insolvency, dissolution or liquidation pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by, consented to, or acquiesced in by, the Mortgagor; (ii) Mortgagor or guarantor shall have colluded with other creditors to cause an involuntary bankruptcy filing with respect to the Mortgagor or (iii) transfers of either the Mortgaged Property or equity interests in Mortgagor made in violation of the Mortgage Loan documents; and (b) contains provisions providing for recourse against the Mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the Mortgagor (but may be affiliated with the Mortgagor) that, as of the date of origination of the related Mortgage Loan, has assets other than equity in the related Mortgaged Property that are not de minimis), for losses and damages sustained in the case of (i) (A) misapplication, misappropriation or conversion of insurance proceeds or condemnation awards or of rents following an event of default, or (B) any security deposits not delivered to lender upon foreclosure or action in lieu thereof (except to the extent applied in accordance with leases prior to a Mortgage Loan event of default); (ii) the Mortgagor’s fraud or intentional misrepresentation; (iii) willful misconduct by the Mortgagor or guarantor; (iv) breaches of the environmental covenants in the Mortgage Loan documents; or (v) commission of material physical waste

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at the Mortgaged Property, which may, with respect to this clause (v), in certain instances, be limited to acts or omissions of the related Mortgagor, guarantor, property manager or their affiliates, employees or agents.

(29)       Mortgage Releases. The terms of the related Mortgage or related Mortgage Loan documents do not provide for release of any material portion of the Mortgaged Property from the lien of the Mortgage except (a) a partial release, accompanied by principal repayment of not less than a specified percentage at least equal to 115% of the related allocated loan amount of such portion of the Mortgaged Property, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance defined in paragraph (34) below, (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any material value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation.

(30)       Financial Reporting and Rent Rolls. Each Mortgage requires the Mortgagor to provide the owner or holder of the Mortgage with quarterly (other than for single-tenant properties) and annual operating statements, and quarterly (other than for single-tenant properties) rent rolls for properties that have leases contributing more than 5% of the in-place base rent and annual financial statements, which annual financial statements (i) with respect to each Mortgage Loan with more than one Mortgagor are in the form of an annual combined balance sheet of the Mortgagor entities (and no other entities), together with the related combined statements of operations, members’ capital and cash flows, including a combining balance sheet and statement of income for the Mortgaged Properties on a combined basis and (ii) for each Mortgage Loan with an original principal balance greater than $50 million shall be audited by an independent certified public accountant upon the request of the owner or holder of the Mortgage.

(31)       Acts of Terrorism Exclusion. With respect to each Mortgage Loan over $20 million, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2015 and the Terrorism Risk Insurance Program Reauthorization Act of 2019 (collectively referred to as “TRIPRA”), from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each other Mortgage Loan, the related special all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) did not, as of the date of origination of the Mortgage Loan, and, to the mortgage loan seller’s knowledge, do not, as of the Cut-off Date, specifically exclude Acts of Terrorism, as defined in TRIPRA, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each Mortgage Loan, the related Mortgage Loan documents do not expressly waive or prohibit the mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIPRA, or damages related thereto, except to the extent that any right to require such coverage may be limited by availability on commercially reasonable terms.

(32)       Due on Sale or Encumbrance. Subject to specific exceptions set forth below, each Mortgage Loan contains a “due-on-sale” or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the Mortgage and/or complying with the requirements of the related Mortgage Loan documents (which provide for transfers without the consent of the lender which are customarily acceptable to the mortgage loan seller lending on the security of property comparable to the related Mortgaged Property, such as transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Mortgage Loan documents), (a) the related Mortgaged Property, or any controlling equity interest in the related Mortgagor, is directly or indirectly pledged, transferred or sold, other than as related to (i) family and estate planning transfers or transfers upon death or legal incapacity, (ii) transfers to certain affiliates as defined in the related Mortgage Loan documents, (iii) transfers of less than a controlling interest in a Mortgagor, (iv) transfers to another holder of direct or indirect equity in the Mortgagor, a specific Person designated in the related Mortgage Loan documents or a Person satisfying specific criteria identified in the related Mortgage Loan

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documents, (v) transfers of common stock in publicly traded companies or (vi) a substitution or release of collateral within the parameters of paragraphs 29 and 34 in this Annex D-1, or (vii) by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan, or future permitted mezzanine debt or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any companion interest of any Mortgage Loan or any subordinate debt that existed at origination and is permitted under the related Mortgage Loan documents, (ii) purchase money security interests (iii) any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan or (iv) Permitted Encumbrances. The Mortgage or other Mortgage Loan documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the Mortgagor is responsible for such payment along with all other reasonable fees and expenses incurred by the mortgagee relative to such transfer or encumbrance.

(33)       Single-Purpose Entity. Each Mortgage Loan requires the Mortgagor to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding. Both the Mortgage Loan documents and the organizational documents of the Mortgagor with respect to each Mortgage Loan with a Cut-off Date Principal Balance in excess of $5 million provide that the Mortgagor is a Single-Purpose Entity, and each Mortgage Loan with a Cut-off Date Principal Balance of $20 million or more has a counsel’s opinion regarding non-consolidation of the Mortgagor. For this purpose, a “Single-Purpose Entity” shall mean an entity, other than an individual, whose organizational documents (or if the Mortgage Loan has a Cut-off Date Principal Balance equal to $5 million or less, its organizational documents or the related Mortgage Loan documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties securing the Mortgage Loans and prohibit it from engaging in any business unrelated to such Mortgaged Property or Properties, and whose organizational documents further provide, or which entity represented in the related Mortgage Loan documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Properties, or any indebtedness other than as permitted by the related Mortgage(s) or the other related Mortgage Loan documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a Mortgagor for a Mortgage Loan that is cross-collateralized and cross-defaulted with the related Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.

(34)       Defeasance. With respect to any Mortgage Loan that, pursuant to the Mortgage Loan documents, can be defeased (a “Defeasance”), (i) the Mortgage Loan documents provide for defeasance as a unilateral right of the Mortgagor, subject to satisfaction of conditions specified in the Mortgage Loan documents; (ii) the defeasance collateral is not permitted to be subject to prepayment, call, or early redemption; (iii) if the Mortgagor would continue to own assets in addition to the defeasance collateral, the portion of the Mortgage Loan secured by defeasance collateral is required to be assumed by a Single-Purpose Entity; (iv) the Mortgagor is required to deliver an opinion of counsel that the indenture trustee has a perfected security interest in such collateral prior to any other claim or interest; and (v) the Mortgagor is required to pay all rating agency fees associated with defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable expenses associated with defeasance, including, but not limited to, accountant’s fees and opinions of counsel.

(35)       Fixed Interest Rates. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except in the case of ARD Loan and situations where default interest is imposed.

(36)       Ground Leases. For purposes of the MLPA, a “Ground Lease” shall mean a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land and buildings and other improvements, if any, to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner.

With respect to any Mortgage Loan where the Mortgage Loan is secured by a ground leasehold estate in whole or in part, and the related Mortgage does not also encumber the related lessor’s fee interest in such Mortgaged Property, based upon the terms of the ground lease and any estoppel or other

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agreement received from the ground lessor in favor of the mortgage loan seller, its successors and assigns, the mortgage loan seller represents and warrants that:

(A)       The ground lease or a memorandum regarding such ground lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction. The ground lease or an estoppel or other agreement received from the ground lessor permits the interest of the lessee to be encumbered by the related Mortgage and does not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would adversely affect the security provided by the related Mortgage. To the mortgage loan seller’s knowledge, no material change in the terms of the ground lease had occurred since its recordation, except by any written instruments which are included in the related Mortgage File;

(B)       The lessor under such ground lease has agreed in a writing included in the related Mortgage File (or in such ground lease) that the ground lease may not be amended, modified, canceled or terminated without the prior written consent of the lender and that any such action without such consent is not binding on the lender, its successors or assigns;

(C)       The ground lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either borrower or the mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or 10 years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an actual 360 basis, substantially amortizes);

(D)       The ground lease is not subject to any interests, estates, liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances;

(E)       The ground lease does not place commercially unreasonable restrictions on the identity of the mortgagee and the ground lease is assignable to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder, and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor;

(F)       The mortgage loan seller has not received any written notice of default under or notice of termination of such ground lease. To the mortgage loan seller’s knowledge, there is no default under such ground lease and no condition that, but for the passage of time or giving of notice, would result in a default under the terms of such ground lease and, to the mortgage loan seller’s knowledge, such ground lease is in full force and effect as of the Closing Date;

(G)       The ground lease or ancillary agreement between the lessor and the lessee requires the lessor to give to the lender written notice of any default, provides that no notice of default or termination is effective unless such notice is given to the lender, and requires that the ground lessor will supply an estoppel;

(H)       A lender is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the ground lease through legal proceedings) to cure any default under the ground lease which is curable after the lender’s receipt of notice of any default before the lessor may terminate the ground lease;

(I)       The ground lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by the mortgage loan seller in connection with loans originated for securitization;

(J)       Under the terms of the ground lease, an estoppel or other agreement received from the ground lessor and the related Mortgage (taken together), any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee’s interest (other than in respect of a total or substantially total loss or taking as addressed in subpart (K)) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess

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of the threshold amount specified in the related Mortgage Loan documents) the lender or a indenture trustee appointed by it having the right to hold and disburse such proceeds as repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;

(K)       In the case of a total or substantial taking or loss, under the terms of the ground lease, an estoppel or other agreement and the related Mortgage (taken together), any related insurance proceeds, or portion of the condemnation award allocable to ground lessee’s interest in respect of a total or substantially total loss or taking of the related Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and

(L)       Provided that the lender cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with lender upon termination of the ground lease for any reason, including rejection of the ground lease in a bankruptcy proceeding.

(37)       Servicing. The servicing and collection practices used by the mortgage loan seller in respect of each Mortgage Loan complied in all material respects with all applicable laws and regulations and was in all material respects legal, proper and prudent, in accordance with mortgage loan seller’s customary commercial mortgage servicing practices.

(38)       ARD Loan. Each Mortgage Loan identified in the Mortgage Loan Schedule as an ARD Loan starts to amortize no later than the Due Date of the calendar month immediately after the calendar month in which such ARD Loan closed and substantially fully amortizes over its stated term, which term is at least 60 months after the related Anticipated Repayment Date. Each ARD Loan has an Anticipated Repayment Date not less than five years following the origination of such Mortgage Loan. If the related Mortgagor elects not to prepay its ARD Loan in full on or prior to the Anticipated Repayment Date pursuant to the existing terms of the Mortgage Loan or a unilateral option (as defined in Treasury regulations under Code Section 1001) in the Mortgage Loan exercisable during the term of the Mortgage Loan, (i) the Mortgage Loan’s interest rate will step up to an interest rate per annum as specified in the related Mortgage Loan documents; provided, however, that payment of such Excess Interest shall be deferred until the principal of such ARD Loan has been paid in full; (ii) all or a substantial portion of the excess cash flow (which is net of certain costs associated with owning, managing and operating the related Mortgaged Property) collected after the Anticipated Repayment Date shall be applied towards the prepayment of such ARD Loan and once the principal balance of an ARD Loan has been reduced to zero all excess cash flow will be applied to the payment of accrued Excess Interest; and (iii) if the property manager for the related Mortgaged Property can be removed by or at the direction of the mortgagee on the basis of a debt service coverage test, the subject debt service coverage ratio shall be calculated without taking account of any increase in the related Mortgage Interest Rate on such Mortgage Loan’s Anticipated Repayment Date. No ARD Loan provides that the property manager for the related Mortgaged Property can be removed by or at the direction of the mortgagee solely because of the passage of the related Anticipated Repayment Date.

(39)       Rent Rolls; Operating Histories. The mortgage loan seller has obtained a rent roll (the “Certified Rent Roll(s)”) other than with respect to hotel properties certified by the related Mortgagor or the related guarantor(s) as accurate and complete in all material respects as of a date within 180 days of the date of origination of the related Mortgage Loan. The mortgage loan seller has obtained operating histories (the “Certified Operating Histories”) with respect to each Mortgaged Property certified by the related Mortgagor or the related guarantor(s) as accurate and complete in all material respects as of a date within 180 days of the date of origination of the related Mortgage Loan. The Certified Operating Histories collectively report on operations for a period equal to (a) at least a continuous three-year period or (b) in the event the Mortgaged Property was owned, operated or constructed by the Mortgagor or an affiliate for less than three years then for such shorter period of time, it being understood that for mortgaged properties acquired with the proceeds of a Mortgage Loan, Certified Operating Histories may not have been available.

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(40)       No Material Default; Payment Record. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required payments since origination, and as of the Closing Date, no Mortgage Loan is delinquent (beyond any applicable grace or cure period) in making required payments. To the mortgage loan seller’s knowledge, there is (a) no, and since origination there has been no, material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, provided, however, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by the mortgage loan seller in Exhibit C to the MLPA. No person other than the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Mortgage Loan documents.

(41)       Bankruptcy. In respect of each Mortgage Loan, as of the date of origination of the Mortgage Loan and to the mortgage loan seller’s knowledge as of the Cut-off Date, the related Mortgagor is not a debtor in any bankruptcy, receivership, conservatorship, reorganization, insolvency, moratorium or similar proceeding.

(42)       Organization of Mortgagor. The mortgage loan seller has obtained an organizational chart or other description of each Mortgagor which identifies all beneficial controlling owners of the Mortgagor (i.e., managing members, general partners or similar controlling person for such Mortgagor) (the “Controlling Owner”) and all owners that hold a 20% or greater direct ownership share (i.e., the “Major Sponsors”). The mortgage loan seller (1) required questionnaires to be completed by each Controlling Owner and guarantor or performed other processes designed to elicit information from each Controlling Owner and guarantor regarding such Controlling Owner’s or guarantor’s prior history for at least 10 years regarding any bankruptcies or other insolvencies, any felony convictions, and (2) performed or caused to be performed searches of the public records or services such as Lexis/Nexis, or a similar service designed to elicit information about each Controlling Owner, Major Sponsor and guarantor regarding such Controlling Owner’s, Major Sponsor’s or guarantor’s prior history for at least 10 years regarding any bankruptcies or other insolvencies, any felony convictions, and provided, however, that records searches were limited to the last 10 years. ((1) and (2) collectively, the “Sponsor Diligence”). Based solely on the Sponsor Diligence, to the knowledge of the mortgage loan seller, no Major Sponsor or guarantor (i) was in a state of federal bankruptcy or insolvency proceeding, (ii) had a prior record of having been in a state of federal bankruptcy or insolvency, or (iii) had been convicted of a felony.

(43)       Environmental Conditions. At origination, each Mortgagor represented and warranted that to its knowledge no hazardous materials or any other substances or materials which are included under or regulated by environmental laws are located on, or have been handled, manufactured, generated, stored, processed, or disposed of on or released or discharged from the Mortgaged Property, except as disclosed by a Phase I environmental assessment (or a Phase II environmental assessment, if applicable) delivered in connection with the origination of the Mortgage Loan or except for those substances commonly used in the operation and maintenance of properties of kind and nature similar to those of the Mortgaged Property in compliance with all environmental laws and in a manner that does not result in contamination of the Mortgaged Property. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an “ESA”) meeting ASTM requirements conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared), and such ESA (i) did not reveal any known circumstance or condition that rendered the Mortgaged Property at the date of the ESA in material noncompliance with applicable environmental laws or the existence of recognized environmental conditions (as such term is defined in ASTM E1527-13 or its successor, hereinafter “Environmental Condition”) or the need for further investigation, or (ii) if any material noncompliance with environmental laws or the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true: (A) 125% of the funds reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any

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material noncompliance with applicable environmental laws or the Environmental Condition has been escrowed by the related Mortgagor and is held by the related lender; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint, or lead in drinking water, and the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related Mortgagor that can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated or abated in all material respects prior to the Cut-off Date, and, as appropriate, a no further action or closure letter was obtained from the applicable governmental regulatory authority (or the environmental issue affecting the related Mortgaged Property was otherwise listed by such governmental authority as administratively “closed” or a reputable environmental consultant has concluded that no further action is required); (D) an environmental policy or a lender’s pollution legal liability insurance policy meeting the requirements set forth below that covers liability for the identified circumstance or condition was obtained from an insurer rated no less than “A-” (or the equivalent) by Moody’s Investors Service, Inc., S&P Global Ratings and/or Fitch Ratings, Inc.; (E) a party not related to the Mortgagor with assets reasonably estimated to be adequate to effect all necessary remediation was identified as the responsible party for such condition or circumstance; or (F) a party related to the Mortgagor with assets reasonably estimated to be adequate to effect all necessary remediation was identified as the responsible party for such condition or circumstance is required to take action. The ESA will be part of the Servicing File; and to the mortgage loan seller’s knowledge, except as set forth in the ESA, there is no (i) known circumstance or condition that rendered the Mortgaged Property in material noncompliance with applicable environmental laws, (ii) Environmental Conditions (as such term is defined in ASTM E1527-13 or its successor), or (iii) need for further investigation.

In the case of each Mortgage Loan set forth on Schedule I to the MLPA, (i) such Mortgage Loan is the subject of an environmental insurance policy, issued by the issuer set forth on Schedule I (the “Policy Issuer”) and effective as of the date thereof (the “Environmental Insurance Policy”), (ii) as of the date of origination of the Mortgage Loan and to the mortgage loan seller’s knowledge as of the Cut-off Date the Environmental Insurance Policy is in full force and effect, there is no deductible and the mortgage loan seller, its successors and assigns, is a named insured under such policy, (iii)(a) a property condition or engineering report was prepared, if the related Mortgaged Property was constructed prior to 1985, with respect to asbestos-containing materials (“ACM”) and, if the related Mortgaged Property is a multifamily property, with respect to radon gas (“RG”) and lead-based paint (“LBP”), and (b) if such report disclosed the existence of a material and adverse LBP, ACM or RG environmental condition or circumstance affecting the related Mortgaged Property, the related Mortgagor (A) was required to remediate the identified condition prior to closing the Mortgage Loan or provide additional security or establish with the mortgagee a reserve in an amount deemed to be sufficient by the mortgage loan seller, for the remediation of the problem, and/or (B) agreed in the Mortgage Loan documents to establish an operations and maintenance plan after the closing of the Mortgage Loan that should reasonably be expected to mitigate the environmental risk related to the identified LBP, ACM or RG condition, (iv) on the effective date of the Environmental Insurance Policy, the mortgage loan seller as originator had no knowledge of any material and adverse environmental condition or circumstance affecting the Mortgaged Property (other than the existence of LBP, ACM or RG) that was not disclosed to the Policy Issuer in one or more of the following: (a) the application for insurance, (b) a Mortgagor questionnaire that was provided to the Policy Issuer, or (c) an engineering or other report provided to the Policy Issuer, and (v) the premium of any Environmental Insurance Policy has been paid through the maturity of the policy’s term and the term of such policy extends at least five years beyond the maturity of the Mortgage Loan.

(44)       Lease Estoppels. With respect to each Mortgage Loan predominantly secured by a retail, office or industrial property leased to a single tenant, the mortgage loan seller reviewed such estoppel obtained from such tenant no earlier than 90 days prior to the origination date of the related Mortgage Loan, and to the mortgage loan seller’s knowledge based solely on the related estoppel certificate, the related lease is in full force and effect or if not in full force and effect the related space was underwritten as vacant, subject to customary reservations of tenant’s rights, such as, without limitation, with respect to common area maintenance (“CAM”) and pass-through audits and verification of landlord’s compliance with co-tenancy provisions. With respect to each Mortgage Loan predominantly secured by a retail, office or industrial property, the mortgage loan seller has received lease estoppels executed within 90 days of the

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origination date of the related Mortgage Loan that collectively account for at least 65% of the in-place base rent for the Mortgaged Property or set of cross-collateralized properties that secure a Mortgage Loan that is represented on the Certified Rent Roll. To the mortgage loan seller’s knowledge, each lease represented on the Certified Rent Roll is in full force and effect, subject to customary reservations of tenant’s rights, such as with respect to CAM and pass-through audits and verification of landlord’s compliance with co-tenancy provisions.

(45)       Appraisal. The Mortgage File contains an appraisal of the related Mortgaged Property with an appraisal date within 6 months of the Mortgage Loan origination date, and within 12 months of the Closing Date. The appraisal is signed by an appraiser who is a Member of the Appraisal Institute (“MAI”) and, to the mortgage loan seller’s knowledge, had no interest, direct or indirect, in the Mortgaged Property or the Mortgagor or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan. Each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the “Uniform Standards of Professional Appraisal Practice” as adopted by the Appraisal Standards Board of the Appraisal Foundation. The related appraisal contained a statement or was accompanied by a letter from the related appraiser to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as in effect on the date the related appraisal was completed.

(46)       Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the Mortgage Loan Schedule attached as an exhibit to the MLPA is true and correct in all material respects as of the Cut-off Date and contains all information required by the ISA to be contained therein.

(47)       Cross-Collateralization. No Mortgage Loan is cross-collateralized or cross-defaulted with any other Mortgage Loan that is outside the Mortgage Pool.

(48)       Advance of Funds by the Mortgage Loan Seller. No advance of funds has been made by the mortgage loan seller to the related Mortgagor, and no funds have been received from any person other than the related Mortgagor or an affiliate, directly, or, to the knowledge of the mortgage loan seller, indirectly for, or on account of, payments due on the Mortgage Loan. Neither the mortgage loan seller nor any affiliate thereof has any obligation to make any capital contribution to any Mortgagor under a Mortgage Loan, other than contributions made on or prior to the Closing Date.

(49)       Compliance with Anti-Money Laundering Laws. The mortgage loan seller has complied with its internal procedures with respect to all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 in connection with the origination of the Mortgage Loan.

(50)       Litigation. Whether or not a Mortgage Loan was originated by the mortgage loan seller, to the mortgage loan seller’s knowledge, with respect to each Mortgage Loan originated by the mortgage loan seller and each Mortgage Loan originated by any Person other than the mortgage loan seller, as of the date of origination of the related Mortgage Loan, and, to the mortgage loan seller’s actual knowledge, with respect to each Mortgage Loan originated by the mortgage loan seller and any prior holder of the Mortgage Loan, as of the Closing Date, there are no actions, suits, arbitrations or governmental investigations or proceedings by or before any court or other governmental authority or agency now pending against or affecting the Mortgagor under any Mortgage Loan or any of the Mortgaged Properties which, if determined against such Mortgagor or such Mortgaged Property, would materially and adversely affect the value of such Mortgaged Property, the security intended to be provided with respect to the related Mortgage Loan, or the ability of such Mortgagor and/or the current use of such Mortgaged Property to generate net cash flow to pay principal, interest and other amounts due under the related Mortgage Loan; and to the mortgage loan seller’s actual knowledge there are no such actions, suits or proceedings threatened against such Mortgagor.

For purposes of these representations and warranties, the phrases “the mortgage loan seller’s knowledge” or “the mortgage loan seller’s belief” and other words and phrases of like import shall mean, except where otherwise expressly set forth herein, the actual state of knowledge or belief of the officers and employees of the mortgage loan seller directly responsible for the underwriting, origination, servicing

D-1-15

or sale of the Mortgage Loans regarding the matters expressly set forth herein. All information contained in documents which are part of or required to be part of a Servicing File, as specified in the ISA (to the extent such documents exist or existed), shall be deemed to be within the mortgage loan seller’s knowledge including but not limited to any written notices from or on behalf of the Mortgagor.

“Servicing File”: A copy of the Mortgage File and documents and records not otherwise required to be contained in the Mortgage File that (i) relate to the origination and/or servicing and administration of the Mortgage Loans, (ii) are reasonably necessary for the ongoing administration and/or servicing of the Mortgage Loans or for evidencing or enforcing any of the rights of the holder of the Mortgage Loans or holders of interests therein and (iii) are in the possession or under the control of the mortgage loan seller, provided that the mortgage loan seller shall not be required to deliver any draft documents, privileged or other communications, credit underwriting, due diligence analyses or data or internal worksheets, memoranda, communications or evaluations.

D-1-16

ANNEX D-2

EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

3650 Real Estate Investment Trust 2 LLC
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception

D-2-1

ANNEX E

[CLASS A-SB PLANNED PRINCIPAL BALANCE SCHEDULE]

E-1

No dealer, salesman or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Summary of Notes	4
Important Notice Regarding the Offered Notes	12
Important Notice About Information Presented in This Prospectus	12
Summary of Terms	21
Summary of Risk Factors	50
Risk Factors	52
Description of the Mortgage Pool	129
Transaction Parties	187
Credit Risk Retention	204
Description of the Notes	214
Description of the Mortgage Loan Purchase Agreements	243
Indenture and Servicing Agreement	249
[Description of the Derivative Instrument]	338
Certain Legal Aspects of Mortgage Loans	341
Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties	356
Pending Legal Proceedings Involving Transaction Parties	357
Use of Proceeds	357
Yield and Maturity Considerations	357
Material Federal Income Tax Considerations	364
Certain State and Local Tax Considerations	369
Method of Distribution (Conflicts of Interest)	370
Incorporation of Certain Information by Reference	371
Where You Can Find More Information	372
Financial Information	372
Certain ERISA Considerations	372
Legal Investment	375
Legal Matters	376
Ratings	376
Index of Significant Definitions	379

Dealers will be required to deliver a prospectus when acting as underwriters of these notes and with respect to unsold allotments or subscriptions. In addition, all dealers effecting transactions in these notes, whether or not participating in the initial distribution, will deliver a prospectus until the date that is ninety (90) days from the date of this prospectus.

$[DEAL SIZE]
(Approximate)
3650 REIT Commercial
Mortgage Securities II LLC
Depositor
[NAME OF ISSUING ENTITY
AND CIK NUMBER]
Issuing Entity
Commercial Mortgage Notes, Series
[SERIES DESIGNATION]

Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [EXCH]	$
_____________________________

PROSPECTUS
_____________________________
[_______]
Co-Lead Manager and Joint Bookrunner
[_______]
Co-Lead Manager and Joint Bookrunner
[________]
Co-Manager

[DATE OF PROSPECTUS]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are set forth below. All such expenses, except for the filing fee, are estimated.

SEC Registration Fee	$ *
Printing and Engraving Fees	**
Legal Fees and Expenses	**
Accounting Fees and Expenses	**
Trustee Fees and Expenses	**
Rating Agency Fees	**
Miscellaneous	**
Total	$ **
___________________

*       The Registrant is registering an unspecified amount of securities under this registration statement and in accordance with Rule 456(c) and 457(s) under the Securities Act, the Registrant is deferring payment of the registration fee.

**       The applicable prospectus will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 13.	Indemnification of Directors and Officers.

Under the proposed form of Underwriting Agreement, the underwriters are obligated under certain circumstances to indemnify officers and directors of the Registrant who sign this registration statement, and certain controlling persons of the Registrant, against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Limited Liability Company Agreement of 3650 REIT Commercial Mortgage Securities II LLC (the “Registrant”) provides that the Registrant will indemnify, to the fullest extent permitted by law, the member, special member and each officer, director, employee or agent of the Registrant for any loss, damage or claim incurred by such party by reason of any act or omission performed or omitted by such party in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such party by the Limited Liability Company Agreement, except for any loss, damage or claim incurred by such party by reason of such party’s willful misconduct with respect to such acts or omissions.

Section 18-808 of the Delaware Limited Liability Company Act provides that Delaware limited liability companies may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The form of the agreements filed as Exhibits 4.1 and 4.2 to this Registration Statement will provide that no director, officer, employee or agent of the Registrant will be liable to the issuing entity or the securityholders for any action taken or for refraining from the taking of any action in good faith pursuant to such agreements, or for errors in judgment; provided, however, that such agreements will not protect any such Person against any breach of warranties or representations made or any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties thereunder. Such agreements will provide further that, with the exceptions stated above, any director, officer, employee or agent of the Registrant will be indemnified and held harmless by the trust against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with any legal or administrative action (whether in equity or at law)

or claim relating to such agreements, the mortgage loans, or the securities, other than any loss, liability or expense: (i) specifically required to be borne thereby pursuant to the terms of such agreements; (ii) incurred in connection with any breach of a representation or warranty made by it therein; (iii) incurred by reason of bad faith, willful misconduct or negligence in the performance of its obligations or duties thereunder or by reason of negligent disregard of such obligation or duties; or (iv) incurred in connection with any violation by any of them of any state or federal securities law.

Item 14.	Exhibits.

1.1	Form of underwriting agreement.(1)
3.1	Certificate of Formation of 3650 REIT Commercial Mortgage Securities II LLC.(2)
3.2	Limited Liability Company Agreement of 3650 REIT Commercial Mortgage Securities II LLC.(2)
4.1	Form of indenture and servicing agreement.(2)
4.2	Form of non-serviced indenture and servicing agreement (see Exhibit 4.1)(3)
4.3	Pari Passu Serviced Intercreditor Agreement.(4)
4.4	AB Intercreditor Agreement.(4)
4.5	Non-Serviced Intercreditor Agreement.(4)
4.6	Form of mortgage loan purchase agreement.(1)
5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Notes.(1)
8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters.(1)
23.1	Consent of Cadwalader, Wickersham & Taft LLP.(1)
24.1	Powers of Attorney (included on the signature page to this registration statement).(2)
25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).(5)
36.1	Depositor Certification for shelf offerings of asset-backed securities.(6)
102.1	Asset Data File.(7)
103.1	Asset Related Documents.(7)

(1)	Filed on December 13, 2021.
(2)	Filed on May 14, 2021.
(3)
This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

(4)
This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

(5)	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
(6)
Form of Depositor Certification filed on May 14, 2021. An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

(7)	Incorporated by reference from the Form ABS-EE that is required to be filed with the Commission in connection with the related prospectus.

Item 15.	Undertakings.

Undertaking pursuant to Rule 415.

The Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change of such information in the registration statement;

provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

provided, further, however, that paragraphs (A)(1)(i) and (A)(1) (ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuing entity and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)       Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)       Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)       The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)       Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

With respect to any offering of securities registered on this registration statement, the undersigned Registrant undertakes to file the information previously omitted from the prospectus filed as part of this registration statement in accordance with Rule 424(h) and Rule 430D.

Undertaking in connection with filings incorporating subsequent Exchange Act documents by reference.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking in connection with qualifications of trust indentures under the Trust Indenture Act of 1939 for delayed filings.

The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Undertaking in respect of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Undertaking pursuant to Rule 430A.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking in connection filings regarding asset-based securities incorporating by reference subsequent Exchange Act documents by third parties.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on January 18, 2022.

3650 REIT Commercial Mortgage Securities II LLC

By:	/s/ Tobin Cobb
Name: Tobin Cobb
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Tobin Cobb	President and Chief Executive Officer	January 18, 2022
Tobin Cobb
*	Chief Financial Officer	January 18, 2022
Justin Kennedy
*	Secretary	January 18, 2022
Jonathan Roth
*	Vice President and General Counsel	January 18, 2022
Mark Jefferis

*Tobin Cobb, by signing his name hereto, does sign this document on behalf of the persons identified above pursuant to a power of attorney executed by such persons and filed as party of the Registrant’s Statement (No. 333-256141) on May 14, 2021.

EXHIBIT INDEX

Exhibit
Number

1.1	Form of underwriting agreement.(1)
3.1	Certificate of Formation of 3650 REIT Commercial Mortgage Securities II LLC.(2)
3.2	Limited Liability Company Agreement of 3650 REIT Commercial Mortgage Securities II LLC.(2)
4.1	Form of indenture and servicing agreement.(2)
4.2	Form of non-serviced indenture and servicing agreement (see Exhibit 4.1)(3)
4.3	Pari Passu Serviced Intercreditor Agreement.(4)
4.4	AB Intercreditor Agreement.(4)
4.5	Non-Serviced Intercreditor Agreement.(3)
4.6	Form of mortgage loan purchase agreement.(1)
5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Notes.(1)
8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters.(1)
23.1	Consent of Cadwalader, Wickersham & Taft LLP.(1)
24.1	Powers of Attorney (included on the signature page to this registration statement).(2)
25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).(5)
36.1	Depositor Certification for shelf offerings of asset-backed securities.(6)
102.1	Asset Data File.(7)
103.1	Asset Related Documents.(7)

(1)	Filed on December 13, 2021.
(2)	Filed on May 14, 2021.
(3)
This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

(4)
This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

(5)	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
(6)
Form of Depositor Certification filed on May 14, 2021. An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

(7)	Incorporated by reference from the Form ABS-EE that is required to be filed with the Commission in connection with the related prospectus.